Form 20-F
period 2020-09-30
Qilian International Holding Group Ltd
filed 2021-02-11
CIK 1779578

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39805

Qilian International Holding Group Limited
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Jiuquan Economic and Technological Development Zone Jiuquan City, Gansu Province, 735000 People’s Republic of China +86-0937-2689523
(Address of Principal Executive Offices)

Zhanchang Xin, Chief Executive Officer Jiuquan Economic and Technological Development Zone Jiuquan City, Gansu Province, 735000 People’s Republic of China +86-0937-2689523
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	QLI	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 35,750,000 ordinary shares, par value $0.00166667 per share, as of February 10, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to Qilian International Holding Group Limited, a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries and Gansu QLS, our VIE, and its subsidiaries;
•	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
•	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
•	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
•	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
•	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 71.75% owned by Gansu QLS;
•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;
•	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
•	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and Gansu QLS;
•	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
•	“Ordinary Shares” are to the ordinary shares, par value US$0.00166667 per, share issued by the Company;
•	“Qilian HK” are to Qilian International’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
•	“Qilian International” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
•	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;
•	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
•	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;
•	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
•	“Qiming” are to Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
•	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
•	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
•	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
•	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
•	“VIE” are to variable interest entity;
•	“VIE Agreements” are to a series of contractual arrangements, including the Exclusive Service Agreement, as amended on August 27, 2019, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
•	“we,” “us,” or “the Company” are to one or more of Qilian International, and its subsidiaries, as the case may be;
•	“WFOE” or “Chengdu Trading” are to Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
•	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
•	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth; and
•	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	The impact of COVID-19 on our operations;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the PRC pharmaceutical and chemical industries in China;

•	our expectations regarding demand for and market acceptance of our products;

•	our expectations regarding our relationships with our suppliers and customers;

•	competition in our industries;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable.

Item 3. KEY INFORMATION

A.         Selected Financial Data

The selected consolidated statements of operations data for the fiscal years ended September 30, 2019 and 2020, and balance sheet data as of September 30, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the fiscal year ended September 30, 2018 and balance sheet data as of September 30, 2018 are derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results for any future periods. You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

Selected Statements of Operations Information

	For the years ended September 30,
	2020	2019	2018
NET REVENUE	$50,033,200	$46,096,684	$50,369,013

COST OF REVENUE	42,494,047	36,416,772	42,236,773

GROSS PROFIT	7,539,153	9,679,912	8,132,240

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,728,009	3,501,374	2,160,873

INCOME FROM OPERATIONS	4,811,144	6,178,538	5,971,367

Other Income (Expenses)
Interest expense	(242,877)	(223,657)	(216,187)
Other income	1,237,082	987,038	390,792
Total Other income (expense)	994,205	763,381	174,605

INCOME BEFORE INCOME TAX PROVISION	5,805,349	6,941,919	6,145,972

PROVISION FOR INCOME TAXES	864,908	1,033,440	943,363

NET INCOME	4,940,441	5,908,479	5,202,609

Less: net income attributable to non-controlling interest	(123,269)	576,161	33,102

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$5,063,710	$5,332,318	$5,169,507

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,263,140	(858,337)	(652,232)

COMPREHENSIVE INCOME	6,203,581	5,050,142	4,550,377
Less: comprehensive income attributable to non - controlling interests	(1,303)	478,722	(35,398)

COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	6,204,884	$4,571,420	$4,585,775

Earnings per ordinary share - basic and diluted	$0.17	$0.18	$0.17
Weighted average shares - basic and diluted	30,000,000	30,000,000	30,000,000

Selected Balance Sheets Information:

	As of September 30,
	2020	2019	2018
Cash	$11,867,130	$4,594,440	$5,260,788
Total current assets	37,517,422	24,969,728	22,169,166
Total non-current assets	10,625,716	10,298,516	11,170,375
Total current liabilities	18,423,771	11,657,980	14,287,754
Net assets	28,841,507	22,637,926	17,721,336
Total shareholder’s equity	$28,841,507	$22,637,926	$17,721,336

B.         Capitalization and Indebtedness

      Not applicable.

C.         Reasons for the Offer and Use of Proceeds

       Not applicable.

D.         Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

•	We face significant competition in industries experiencing rapid technological change, and there is a possibility that our competitors may achieve regulatory approval and develop new product candidates before us, which may harm our financial condition and our ability to successfully market or commercialize any of our product candidates.

•	Our pharmaceutical business is subject to inherent risks relating to product liability and personal injury claims.

•	Our business requires a number of permits and licenses. We cannot assure you that we can maintain all required licenses, permits and certifications to carry on our business at all times.

•	A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

•	We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

•	If we fail to increase our brand name recognition, we may face difficulty in obtaining new customers.

•	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

Risks Related to our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•	If the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

•	Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

•	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

•	Since our directors and executive officers own 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

•	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Risks Related to Doing Business in China

•	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq in the future.

•	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Our Business

We face significant competition in industries experiencing rapid technological change, and there is a possibility that our competitors may achieve regulatory approval and develop new product candidates before us, which may harm our financial condition and our ability to successfully market or commercialize any of our product candidates.

The development and commercialization of new pharmaceutical products and fertilizers is highly competitive, and both industries currently are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We will face competition with respect to our current and future pharmaceutical and fertilizer product candidates from major pharmaceutical and chemical companies in China. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of pharmaceutical and fertilizer products. For example, competition for improving oxytetracycline strains comes from conventional and advanced breeding techniques. Other potentially competitive sources of improvement in oxytetracycline yields include improvements in specific biotechnology areas and information management.

We have competitors in China that manufacture products similar to ours. These companies sell similar products as ours and some of them may have more assets, resources and a larger market share. We believe we are able to compete with these competitors because of our geographical location in Western China, our unique combination of products and our products’ lower prices.

Some of our current or potential competitors may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, chemical and agricultural industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our R&D projects. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, more convenient or are less expensive than any products we develop alone or with collaborators or that would render any such products obsolete or non-competitive. Our competitors also may obtain regulatory approval for their products more rapidly than we may obtain approval for any that we develop, which could result in our competitors establishing a strong market position before our new products are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we or our collaborators may not be successful in marketing any product candidates we may develop against competitors. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we develop alone or with collaborators.

Our pharmaceutical business is subject to inherent risks relating to product liability and personal injury claims.

We, as a pharmaceutical company, are exposed to risks inherent in the manufacturing and distribution of pharmaceutical products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, and unintentional distribution of counterfeit drugs. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a distributor, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer or distributors for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement our business plan and R&D efforts will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

We need sufficient financing to implement our business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for our oxytetracycline products, fertilizer products and Heparin Sodium Preparations. We will also need sufficient financing to materialize our future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $26 million. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of September 30, 2020, we had cash and cash equivalents of approximately $11,867,130, total current assets of $ 37,517,422 and total current liabilities of $18,423,771. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We depend on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Zhanchang Xin, our Chief Executive Officer and Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Additionally, Mr. Zhanchang Xin, performs key functions in the operation of our business as our Chief Scientific Officer and Chief Operations Officer. We may not be able to retain Mr. Zhanchang Xin for any given period of time. Although we have no reason to believe that Mr. Zhanchang Xin will discontinue his services with us or Gansu QLS, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

Our customers consist of qualified distributors, dealers and corporate customers. We have several large customers with whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11% and 10% of the Company’s sales, respectively. For the fiscal year ended September 30, 2019, one customer represented approximately 15.3% of the Company’s sales. For the fiscal year ended September 30, 2018, three customers represented approximately 18.8%, 14.7% and 13.7% of the Company’s sales, respectively. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2020, two of our suppliers accounted for 11% and 10% of the total purchases, respectively. For the year ended September 30, 2019, two of our suppliers accounted for 12.9% and 9.5% of the total purchases, respectively. For the fiscal year ended September 30, 2018, three of our suppliers accounted for 19.2%, 14.1%, and 9.4% of the total purchases, respectively. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

If we fail to increase our brand name recognition, we may face difficulty in obtaining new customers.

Although our brand is well-respected in the Chinese pharmaceutical and chemical industry, we still believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

Some products we manufacture are resource-based products. Thus, we must manage our supply chain for raw materials and delivery of our products competently. Even though Chengdu QLS enjoy considerable advantages resulting from high quality, low cost, and abundant local resources, supply chain fragmentation and local protectionism within China may cause disruption risks for some of our other VIE operating entities. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery throughout China. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could affect both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely affect our ability to produce and deliver some of our products.

Additionally, some of the raw materials we use are procured from farmers, who are usually subject to environmental risks outside of their control. Thus, they may not have the ability to supply continuously and stably if environmental and climate change adversely affect their business.

Our success depends on our ability to protect our intellectual property.

Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. Although we have owned 14 valid patents and filed an additional patent application with the Patent Administration Department of the PRC, there is no assurance that they will be granted.

Any patents relating to our technologies may not be sufficiently broad to protect our products. In addition, our patents may be challenged, potentially invalidated or potentially circumvented. Our patents may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

We also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We face risks related to research and the ability to develop new pharmaceutical and chemical products.

Our growth and survival depend on our ability to consistently discover, develop and commercialize new products and find new and improved technology. As such, if we fail to make sufficient investments in research, be attentive to unmet consumer needs or focus on advancing pharmaceutical and chemical product technology, our current and future products could be surpassed by more effective or advanced products of other companies.

Our business requires a number of permits and licenses. We cannot assure you that we can maintain all required licenses, permits and certifications to carry on our business at all times.

Pharmaceutical companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including Pharmaceutical Product Permits.

We have obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. The latest amended Drug Administration Law took effect on December 1, 2019 and has vacated the GMP certificate requirements for pharmaceutical companies. We do not need to renew our current GMP certificates. However, we cannot assure you that we can maintain all the other required licenses, permits and certifications to carry on our business at all times, and in the past from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by then applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we will successfully obtain such licenses, permits or certifications.

Our innovative Gan Di Xin® in China is subject to continuing regulation by the National Medical Products Administration (the “NMPA”). Our innovative Ahan® Antibacterial Paste is subject to continuing regulation by the National Health and Family Planning Commission. If the labeling or manufacturing process of an approved pharmaceutical product is significantly modified, the NMPA may require that we obtain a new pre-market approval.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our product and similar companies. This perception depends upon opinions concerning:

•	the safety and quality of our products and ingredients;

•	the safety and quality of similar products and ingredients distributed by other companies; and

•	our downstream distributors and sales forces.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

In the past, China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemics, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel, damages to our manufacturing facilities and volatile Chinese markets. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants such as suppliers and distributors, which could harm our results of operations.

In general, our business could be affected by public health epidemics. If any of our employees or staff members who operates manufacturing facilities or conduct R&D activities is suspected of having contracted a contagious disease, we may be required to apply quarantines to our facilities or suspend our manufacturing operations entirely. Furthermore, any future outbreak may restrict economic activities in affected regions and beyond, resulting in reduced business volume, temporary closure of our factories or other disruptions of our business operations and adversely affect our results of operations.

The outbreak of COVID-19 significantly affected business and manufacturing activities within China for the most part of 2020, including travel restrictions, widespread mandatory quarantines, and suspension of business activities within China. These measures caused severe business disruptions to our customers and suppliers, and led to postponement of payment from these parties. Accordingly, our business, results of operations and financial condition were adversely affected.

More specifically, the COVID-19 outbreak has negatively impacted our businesses in the following ways:

•	Our manufacturing activities depend on a wide array of raw materials such as soybeans, corn starch, glycyrrhiza glabra plant, pig intestines, and many others. We have experienced substantive diminutions in raw material supplies due to the COVID-19 outbreak and ensuing lockdowns, and for the fiscal year ended September 30, 2020, the price of these raw materials has increased by 4 to 8% as compared to last fiscal year. Our overall gross margin decreased from 21% for the fiscal year ended September 30, 2019 to approximately 15% for the fiscal year ended September 30, 2020;

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.”

We are a Cayman Islands company and the WFOE are considered foreign invested enterprises, or FIEs. To comply with the applicable PRC laws and regulations, we conduct certain operations in China through certain PRC entities. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the registered shareholders all or any part of their equity interests in our VIE at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from our VIE all or any part of its assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (v) appoint us, any person authorized by us (except the shareholders of our VIE), as exclusive agent and attorney to act on behalf of the shareholders of our VIE on all matters concerning our VIE and to exercise all their rights as a registered shareholder of our VIE in accordance with PRC laws and the articles of our VIE; and (vi) pledge as first-ranking charge all of the equity interests in our VIE to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of our VIE and its subsidiaries to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if they were subsidiaries of our Company.

Our PRC counsel, Gansi Xiongtao Law Firm, is of the opinion that (i) the ownership structure of WFOE and our VIE does not violate applicable PRC laws and regulations currently in effect, and (ii) the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the PRC National Health Commission, or the NHC, would have broad discretion in dealing with such violations or failures, and measures may include, but are not limited to:

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing conditions or requirements with which we or WFOE and our VIE may not be able to comply;

•	requiring us, WFOE and our VIE to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our initial public offering and the concurrent private placement or other of our financing activities to finance the business and operations of our VIE and its subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements. If any penalty results in our inability to direct the activities of our VIE and its subsidiaries and such a penalty significantly impacts their economic performance and/or our ability to receive economic benefits from our VIE and its subsidiaries, we may not be able to consolidate our VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Gansu QLS and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Gansu QLS as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Gansu QLS. Under the current contractual arrangements, as a legal matter, if Gansu QLS or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Gansu QLS are held by a total of 151 shareholders. Their interests may differ from the interests of our Company as a whole. They may breach, or cause Gansu QLS to breach, or refuse to renew the existing contractual arrangements we have with Gansu QLS, which would have a material adverse effect on our ability to effectively control Gansu QLS and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Gansu QLS to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Gansu QLS to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Gansu QLS, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our variable interest entity Gansu QLS and the shareholders of Gansu QLS were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Gansu QLS’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Gansu QLS for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of Gansu QLS to transfer their equity interests in Gansu QLS at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Gansu QLS for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Gansu QLS’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Gansu QLS, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, WFOE has the exclusive right to purchase all or any part of the equity interests in Gansu QLS from Gansu QLS’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholders of Gansu QLS will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Gansu QLS. Additionally, if such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Our Ordinary Shares

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on January 14, 2021 to February 10, 2021, the trading price of our Ordinary Shares has ranged from US$6.72 to US$22.00 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Ordinary Shares;

•	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Since our directors and executive officers 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Mr. Zhanchang Xin, our Chairman of the Board of Directors and Chief Executive Officer, is currently the beneficial owner of 13,839,000, or 38.71% of our outstanding Ordinary Shares, of which 5.14% are directly held by Ahanzhai Development Limited, an entity 100% owned by Mr. Xin. Ms. Haiping Shi, our Chief Financial Officer and Director, is currently the beneficial owner of 7,131,000, or 19.95% of our outstanding Ordinary Shares through Zhijiu Holdings Limited, an entity 100% owned by Ms. Shi. They have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They are expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on Nasdaq Global Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, may not be subject to all these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2021, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business. We do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if we are successfully listed and the market price of our Ordinary Shares increases.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

All of our executive officers and directors and 5% shareholders have agreed not to sell our Ordinary Shares for a period of 180 days following the effective date of our registration statement on Form F-1, subject to extension under specified circumstances. Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their Ordinary Shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For instance, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (2021 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Related to Doing Business in China

PRC regulation of loans to, and direct investments in PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC subsidiary.

As an offshore holding company with a PRC subsidiary, we may transfer funds to our PRC subsidiary or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiary, are subject to PRC regulations. Any loans to our PRC subsidiary, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiary, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiary, which are foreign-invested enterprises, shall be approved by China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiary or to fund its operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the Enterprise Income Tax Law, or the EIT Law, which effective on December 29, 2018, and its implementing rules, which became effective on April 23, 2019. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, which is subject to an EIT rate of 25.0% on its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) over half of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our PRC subsidiary, our VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary, our VIE and its subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on statutes. Prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any loans to our PRC subsidiary and Affiliated Entities are subject to PRC regulations. For example, loans by us to our subsidiary or Affiliated Entities in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa [2015] No.19, which last amended on 30 December,2019, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign-invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign-funded equity investment enterprises with investment as their main business (including foreign-funded investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) are allowed to directly settle foreign exchange capital or transfer the RMB funds in the account for settled foreign exchange to be paid to the investee's account according to the actual investment scale under the premise that the domestic projects funded by them are true and comply with the relevant regulations.

On May 11, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our VIE and its subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our VIE and its subsidiaries. If our VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, promulgated on November 19, 2012 and amended on May 4, 2015, and the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors, effective on May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq in the future.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. Since we are listed on the Nasdaq Global Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Stock Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Ordinary Shares trading in the United States.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in May 2018 and an ongoing inspection that started in October 2020. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Chinese-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Chinese-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity within China directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment within China alone or jointly with any other investor, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of “actual control” and contractual arrangements compared to the 2015 FIL Draft, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

Even if our VIE were to be identified as a FIE in the future, we believe that our current business would not be adversely affected. However, if we were to engage in any business conduct involving third parties identified as prohibited or restricted on the Negative List, our VIE as well as Gansu QLS and its subsidiaries may be subject to laws and regulations on foreign investment. Such might be the case for Gansu QLS’s proposed acquisition of enterprises manufacturing traditional Chinese medicine pieces. In addition, our shareholders would also be prohibited or restricted to invest in certain sectors on the Negative List. However, even if our VIE were to be identified as a FIE, the validity of our contractual arrangements with Gansu QLS and its shareholders as well as our corporate structure would not be adversely affected. We would still be able to receive benefits from our VIE in accordance with the contractual agreements. In addition, as the Chinese government has been updating the Negative List in recent years and reducing the sectors prohibited or restricted for foreign investment, it is probable in the future that, even if our VIE is identified as a FIE, it is still allowed to acquire or hold equity of enterprises in sectors currently prohibited or restricted for foreign investment.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also "—Risks Related to the Offering and Our Ordinary Shares— The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For instance, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law." for risks associated with investing in us as a Cayman Islands company.

You may experience difficulties in effecting services of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct all of our operations in China and most of our assets are located in China. In addition, all of our directors and executive officers are nationals or residents of the PRC and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit an application and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007, later amended on December 28, 2012 and effective on 1 July,2013. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include non-competition terms, the Labor Contract Law requires us to pay monthly economic compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as special purpose vehicles, or SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

There are a total of 151 Gansu QLS shareholders, who are PRC residents. Amongst them, 121 have signed the VIE agreements, but only 81 have completed the Circular 37 Registration. The remaining 40 shareholders who have yet to complete the Circular 37 Registration hold a total of 4.5% of shares of Gansu QLS. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for employees. Gansu QLS has not deposited social security premium for part of employees in accordance with the Social Security Law. Although Gansu QLS has failed to deposit social security premiums in full, we believes that no additional amount is required to be paid by Gansu QLS since (i) some of the employees of Gansu QLS are over the age limit to be paid social insurance fees, and some chose to waive receiving social insurance fees deposited by Gansu QLS and decided to participate in their own voluntary social insurance plans instead; and (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises. Thus, it is unlikely that the overdue social insurance premiums would be ordered to be repaid by Gansu QLS.

In accordance with the Regulation on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Gansu QLS had not opened such bank accounts or deposited its employees’ housing funds until August 2019. On the basis that: (i) Gansu QLS has opened the account for housing funds and deposited housing funds for staff since August 2019; and (ii) according to the interview with local housing fund administration authorities by our PRC Legal Counsel, the local authorities had not taken enforceable measures to collect housing funds from local enterprises; we think it is unlikely that the overdue unpaid housing fund would be ordered to be recovered from Gansu QLS. However, Chengdu QLS has not opened bank accounts for its employees’ housing funds deposits, nor has it deposited employees’ housing funds in accordance with the Regulations of HPF. Thus, Chengdu QLS may be ordered by PRC authorities to open a housing funds account, make the payment, and deposit an amount required by the PRC authorities within a prescribed time limit. Chengdu QLS may be required to pay an aggregate amount of RMB 92,874 (as of March 31, 2020) for its failure to deposit housing funds. If Chengdu QLS fails to comply to PRC authorities’ order within the prescribed time limit, a court ordered compulsory enforcement may be adopted and a fine of no less than RMB10,000 but no more than RMB50,000 shall be imposed.

Since we failed to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on our assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Qilian International Holding Group Limited is a Cayman Islands exempted company with limited liability incorporated on February 7, 2019. Qilian International (Hong Kong) Holdings Limited., which we refer to as “Qilian HK”, our wholly-owned subsidiary, was incorporated in Hong Kong on January 30, 2019. Chengdu Qilian Trading Co., Ltd., which we refer to as “WFOE”, Qilian HK’s wholly owned subsidiary, was organized pursuant to PRC laws on May 15, 2019 Our variable interest entity, Gansu Qilianshan Pharmaceutical Co. Ltd., which we refer to as Gansu QLS, was established in August 30, 2006, as a result of restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws. Gansu QLS’ shareholders include certain PRC residents and corporate entities controlled by PRC residents.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in business development, technology service, technology consulting, intellectual property service and business management consulting. Since the sole business of WFOE is to provide Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a consulting fee, which is at WFOE’s discretion and can be the net income of Gansu QLS, such business scope is necessary and appropriate under the PRC laws. Gansu QLS, on the other hand, has been granted a business scope different from WFOE to enable it to develop, manufacture, market and sell its products.

Since we intend to acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, which is prohibited to be invested in by foreign investors, our WFOE cannot hold equity of Gansu QLS. We control Gansu QLS through contractual agreements, which are described under “Business — Contractual Agreements between WFOE and Gansu QLS”. Qilian International is a holding company with no business operation other than holding the shares in Qilian HK and Qilian HK is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of Gansu QLS and its subsidiaries.

Gansu QLS, our VIE, was established in August 30, 2006, by restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws.

On April 17, 2020, Rugao Tianlu Animal Products Co., Ltd. was incorporated under the laws of the People’s Republic of China (“Rugao”). Rugao is the 100% owned subsidiary of Chengdu QLS. We aim to use it as procurement and manufacturing assistance entity for Chengdu QLS and as a point of expansion for our sausage casings business in Jiangsu Province.

On January 12, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “QLI.” We raised approximately US$25,705,959 in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. Our telephone at this address is +86-0937-2689523. We maintain a corporate website at http://www.qlsyy.net/. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Through our wholly owned indirect subsidiaries and the contractual arrangements described below, we are a pharmaceutical and chemical company based in China that focuses on the development, manufacture, marketing, and sale of oxytetracycline products, licorice products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers. We independently developed Gan Di Xin® and Ahan® Antibacterial Paste within our research and development department. Our products are sold in more than 20 provinces in China.

•	Our licorice products include Gan Di Xin®, Qilian Shan® Licorice Extract, and Qilian Shan® Licorice Liquid Extract. Our Gan Di Xin® is an innovative antitussive and expectorant medicine made from raw licorice materials. Our Qilian Shan® Licorice Extract is a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets. Our Qilian Shan® Licorice Liquid Extract is the primary ingredient for medical preparation companies to produce compound licorice oral solutions.

•	Our oxytetracycline products include Qilian Shan® Oxytetracycline Tablets and Qilian Shan® Oxytetracycline Active Pharmaceutical Ingredients (“API”). Our Qilian Shan® Oxytetracycline Tablets are used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human. Our Qilian Shan® Oxytetracycline APIs are used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline as an active ingredient.

•	Our TCMD product includes Ahan® antibacterial paste, which is made from a mixture of 11 traditional Chinese herbal ingredients. It is used to treat refractory chronic skin diseases.

•	Our heparin product includes Heparin Sodium Preparation. It is a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis.

•	Our sausage casings include Zhu Xiaochang® Sausage Casings, which are all-natural food products used for culinary purposes.

•	Our fertilizer products include Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer. Our Xiongguan® Organic Fertilizer is designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction. Our Xiongguan® Organic-Inorganic Compound Fertilizer is made from both organic materials and traditional chemical fertilizer, and is designed to increased plant growth.

Our Products

We currently manufacture ten products. We independently developed Gan Di Xin® and Ahan® Antibacterial Paste within our research and development department. Our products are sold in more than 20 provinces in China. The following list outlines the Company’s current products under six categories— oxytetracycline products, licorice products, TCMD product, heparin product, sausage casings, and fertilizers.

Product Category	Product Name	Intended Use	Government Agency Approval
Licorice Products	Gan Di Xin® (1)	Used orally as antitussive and expectorant medicine.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018

GMP Certificate approved by Gansu Food and Drug Administration on August 20, 2015;

Re-registration approved by the Gansu Provincial Food and Drug Administration on February 7, 2020, May 14, 2015 and April 30, 2004.

	Qilian Shan® Licorice Exact (1)	Used for treating bronchitis, pharyngitis, bronchial asthma and chronic adrenal insufficiency.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018;

GMP Certificate approved by Gansu Food and Drug Administration on August 20, 2015;

Re-registration approved by Gansu Food and Drug Administration on May 14, 2015. The Company filed for record with Drug-related Information Filing Platform in July 2019, which removed any further need for re-registration according to Article 11 of the Notice of the NMPA on Strengthening the Supervision and Administration of Extracts and Extracts in the Production of Chinese Medicine.

	Qilian Shan® Licorice Liquid Extract (1)	Used for treating bronchitis, pharyngitis, bronchial asthma and chronic adrenal insufficiency.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018

GMP Certificate approved by Gansu Food and Drug Administration on August 20, 2015; Re-registration approved by the Gansu Provincial Food and Drug Administration on May 14, 2015 and April 30, 2004. The Company filed for record with Drug-related Information Filing Platform in July 2019, which removed any further need for re-registration according to Article 11 of the Notice of the NMPA on Strengthening the Supervision and Administration of Extracts and Extracts in the Production of Chinese Medicine.

Oxytetracycline Products	Qilian Shan® Oxytetracycline API (1)	Used for treating following diseases: Rickettsia, Mycoplasma infection, Chlamydia infection, Regression fever, Brucellosis cholera, Rabbit fever and Plague.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018;

GMP Certificate approved by Gansu Food and Drug Administration on March 2, 2015; Re-registration approved by Gansu Food and Drug Administration on May 14, 2015. The Company filed for record with Drug-related Information Filing Platform in July 2019, which removed any further need for re-registration according to Article 11 of the Notice of the NMPA on Strengthening the Supervision and Administration of Extracts and Extracts in the Production of Chinese Medicine.

	Qilian Shan® Oxytetracycline Tablets (1)	Used orally for treating the following diseases: Rickettsia, Mycoplasma infection, Chlamydia infection, Regression fever, Brucellosis cholera, Rabbit fever and Plague.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018;

GMP Certificate approved by Gansu Food and Drug Administration on August 20, 2015;

Re-registration approved by Gansu Provincial Food and Drug Administration on February 7, 2020, May 14, 2015 and September 19, 2010.

TCMD Product	Ahan® Antibacterial Paste (2)	Designed as a rubbing ointment to kill Staphylococcus aureus, Candida albicans and Escherichia coli. It treats psoriasis, various dermatitis and eczema, mites, onychomycosis, and genital itching.	Sanitary License for Manufactures of Disinfectant Products approved by Health and Family Planning Commission of Gansu Province and Shaanxi Provincial Center for Disease Control and Prevention on June 1, 2017.
Heparin Product	Heparin Sodium Preparations (3)	Designed for the prevention of thrombosis and embolism; treatment of diffuse intravascular coagulation (DIC) caused by various causes; and other anticoagulation purposes.	Business license issued by Chengdu Administration for Industry and Commerce on June 23, 2014

Sausage Casings	Zhu Xiaochang® Sausage Casing (3)	Used for culinary purposes.	Business license issued by Chengdu Administration for Industry and Commerce on June 23, 2014
Fertilizers	Xiongguan® Organic Fertilizer (4)	Designed as a base application fertilizer. It is used to improve soil quality, increases crop yield and improves agricultural products’ quality.	National Manufacturing License for Industrial Products approved by Gansu Provincial Agriculture and Animal Husbandry on August 5, 2016. Fertilizer Registration Certificate of The People’s Republic of China approved by PRC Ministry of Agriculture on May 19, 2020.
	Xiongguan® Organic-Inorganic compound Fertilizer (4)	Designed as a base and top application fertilizer. It is used to improve soil structure, prevents soil compaction, increases soil’s water retention capacity, improves crops’ drought/cold weather resistance, and enhances crops’ rooting.	National Manufacturing License for Industrial Products approved by Gansu Provincial Quality Inspection Bureau and Gansu Provincial Agriculture and Animal Husbandry on August 5, 2016. Fertilizer Registration Certificate of The People‘s Republic of China approved by PRC Ministry of Agriculture on May 19, 2020.

(1)	This product is manufactured by our operating subsidiary, Gansu GLS.

(2)	This product is manufactured by our operating subsidiary, Ahan.

(3)	This product is manufactured by our operating subsidiary, Chengdu QLS.

(4)	This product is manufactured by our operating subsidiary, Qiming.

The following is a detailed description of the Company’s current products and products in development.

Our Licorice Products

Gan Di Xin®- As an enhanced type of compound licorice tablet, Gan Di Xin is an antitussive and expectorant medicine made from raw licorice materials. We have independently researched and developed Gan Di Xin using our patented purification, thin-film coating and inclusion technology (the “3-in-1 technology”, Patent Number ZL 200410030776.4, issued on October 25, 2006). The effective medical ingredients in compound licorice tablets become active only when they are absorbed by the bloodstream. However, traditional licorice tablets’ efficacy is drastically reduced when the effective medical ingredients are swallowed and enter the gastrointestinal tract. Rather than being absorbed by the bloodstream directly, the effective medical ingredients go through the liver’s metabolism process first, which renders the ingredients ineffective. Such phenomenon is called “first pass effect”. Our-3-in-1 technology has helped our Gan Di Xin bypass the so called “first pass effect” by allowing our Gan Di Xi to be dissolved slowly in patients’ mouths, whereby the active ingredients are absorbed through oral mucosa, enabling them to enter blood circulation directly rather than being metabolized by the liver. In this way, Gan Di Xin’s effectiveness can be preserved.

Gan Di Xin is currently categorized as a chemical medicine that falls under China’s State Category V New Drug. According to the New Drug Approval Methods promulgated in July 1985 and revised in April 1999 by the State Drug Administration of PRC, claims of new indications for marketed chemical drugs shall be categorized as a V Category New Drug in the application for approval. Since we applied to have Gan Di Xin approved as a marketed drug reducing dosages, thus adding new indications to already marketed drugs, when Gan Di Xin was approved, it was approved as a Category V New Drug. The application and approval procedures for Category V New Drugs are divided into two stages: clinical research and production and sale. The application for a Category V New Drug is pre-examined by the provincial branches of the National Medical Products Administration, and re-examined by the National Medical Products Administration. Gan Di Xin was issued the National New Drug Certificate (No. H20040463) on April 30, 2004 with Drug Registration Approval (No. 20040640). As a pharmaceutical manufacturer, Gansu QLS is subject to the national medicine quality standard of WS1-(X-001)-2015Z for product registration and manufacturing.

Our Gan Di Xin® is innovative in terms of its unconventional administration methods, taste, and efficacy. Our unique manufacturing process, the abundance of local source materials and our geographical location are crucial elements contributing to the success our Gan Di Xin®.

We introduced Gan Di Xin® to the Chinese market in 2004. Gan Di Xin® has enjoyed growing popularity in recent years due to its easy administration method, strong efficacy, and soothing taste. We sold approximately 108 million pieces in 2017, and 310 million pieces in 2018, and 163 million pieces in 2019. Gan Di Xin® was awarded “Famous Trademark of Gansu Province” in 2011 by the Gansu Famous Brand Strategy Promotion Committee of the Gansu government. Gan Di Xin® was also awarded “China Chemical and Pharmaceutical Industry’s Excellent Product Brand” in 2013 by the China Chemical Pharmaceutical Industry Association, China Pharmaceutical Business Association, China Non-Prescription Drug Association, and China Pharmaceutical Enterprise Development and Promotion Association. Currently, we sell Gan Di Xin® in more than 20 provinces in China.

Qilian Shan® Licorice Extract and Qilian Shan® Licorice Liquid Extract — Our licorice extract is a type of API made from processed high quality licorice. Our licorice liquid extract is a type of API made from fluid extract of further processed licorice extract. Our licorice extract is the primary product for pharmaceutical companies to manufacture traditional licorice tablets. Our licorice liquid extract is the primary product for medical preparation companies to produce compound licorice oral solutions. Both the traditional compound licorice tablets and compound licorice oral solutions are prescriptive palliatives that help to relieve the symptoms of mucosa irritations and gastrointestinal smooth muscle spasms; they are also used in treating bronchitis, bronchial asthma, throat inflammation and chronic adrenal insufficiency.

Our Oxytetracycline Products

Qilian Shan® Oxytetracycline Tablets – Oxytetracycline is a yellow crystalline broad-spectrum antibiotic C22H24N2O9, which is active against a wide variety of bacteria. Oxytetracycline works by interfering with the ability of bacteria to produce essential proteins. Without these proteins, the bacteria cannot grow, multiply and increase in numbers. Oxytetracycline therefore stops the spread of the infection and the remaining bacteria are killed by the immune system or eventually die.

We use the active ingredient oxytetracycline to manufacture oxytetracycline tablets. Our Qilian Shan® Oxytetracycline Tablets are used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human. We sell our Qilian Shan® Oxytetracycline tablets in more than 20 provinces. Most of the customers who purchase our oxytetracycline tablets are pharmaceutical companies.

Qilian Shan® Oxytetracycline APIs— Pharmaceutical companies use our oxytetracycline APIs in the manufacture of other medications that use oxytetracycline as an active ingredient in such pharmaceutical products.

Our Company is the only producer in China manufacturing both oxytetracycline tablets and oxytetracycline APIs. Both Qilian Shan® Oxytetracycline tablets and Qilian Shan® Oxytetracycline APIs are certified by the State Food and Drug Administration (“CFDA”), which has been superseded as National Medical Products Administration (“NMPA”). Our operating subsidiary, Gansu QLS, has obtained the Pharmaceutical Production License, the Good Manufacturing Practice (“GMP”) Standard Certificate, and the re-registration approval for the production of our oxytetracycline products. All registrations and qualifications for production are within their validity period.

While our domestic competitors’ oxytetracycline products are certified for veterinary use only by the Chinese Ministry of Agriculture (“CMA”), our products are also qualified for human consumption by the CFDA. The Company relies on an established production system as well as a quality control process for its product manufacturing process. Our key productions indicators such as fermentation unit, fermentation yield, and bacterial infection rate have given our Company distinctive advantages over our competitors, such as excellent per unit production rate, stable and premium quality of products, or large scale production capability.

Our TCMD Product

Ahan® Antibacterial Paste— Categorized as a disinfecting product under the Law of the PRC on Prevention and Treatment of Infectious Disease, Ahan® antibacterial paste is made from a mixture of 11 traditional Chinese herbal ingredients including Scutellariae Radix, Phellodendri Chinensis Cortex, Rhei Radix Et Rhizoma, Cnidii Fructus and Dictamni Cortex. It is used to treat refractory chronic skin diseases caused by Staphylococcus aureus, Moniliaalbican, and Escherichia coli. It is also prescribed for people suffering from skin infections such as psoriasis, eczema and onychomycosis. Since its introduction to the Chinese public in November 2017, Ahan® antibacterial paste has been praised by Chinese customers for its curative effect and soothing relief according to online product rating, offline surveys and personal interviews by the Company.

Our Heparin Product

Heparin Sodium Preparations- Heparin sodium is a prescription drug that has multiple biological and medical functions such as anticoagulation, antithrombotic, hypolipidemic and anti-atherosclerosis. It is used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis. Heparin sodium decreases the risk of coagulation, which is the formation of blood clots in the blood vessels. Heparin sodium is used in preventing blood clotting during open-heart surgery, bypass surgery, kidney dialysis, and blood transfusions. In low doses, it can help prevent and reduce coagulation in certain patients, especially those who underwent surgeries or must remain in bed for a long time. Heparin sodium is also valuable in diagnosing and treating disseminated intravascular coagulation, a serious blood condition in which increased clotting depletes the clotting factors needed to control bleeding, causing excessive bleeding. Heparin sodium has been one of the most effective and most widely used anticoagulants in the world since its first use in 1935.

Chengdu QLS, a subsidiary of the Company, purchases healthy, locally raised pigs and extracts heparin-rich organic materials from their small intestinal mucosa. Chengdu QLS then processes extracted heparin materials into heparin crude products, which are then sent to manufacturers of heparin sodium raw material for further preparations. Our crude heparin is intended for use as a component of other drugs in the Chinese biochemical and medical industry such as Enoxaparin Sodium Injection and Nadroparin Calcium Injection.

Our Sausage Casings

Zhu Xiaochang® Sausage Casings – Our sausage casings are soft cylindrical containers made from small intestines of locally raised pigs. They can be used to contain sausage mixes or for certain medical uses. Our all-natural sausage casings are strong and flexible enough to resist the pressure produced by filling them with sausage mix and are permeable to water vapor and gases. Our sausage casings offer resistance at low or high temperatures and under customary culinary or medical preparations.

Our Heparin Sodium Preparations and Zhu Xiaochang® sausage casings are resource-based products. Chengdu QLS enjoys high quality, low cost, and abundant local resources, which enables it to focus on production technologies and quality control procedures.

Our Fertilizers

Xiongguan® Organic Fertilizer— Our organic fertilizer combines functional microorganisms and composites of organic materials such as animal and plant residues. In addition to its high nutrient efficiency, our organic fertilizer is designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction.

Xiongguan® Organic-Inorganic Compound Fertilizer— Primarily sold in six Western Chinese provinces, our organic-inorganic compound fertilizer contains both organic materials and composites from traditional chemical fertilizer. The organic materials are a mixture of animal feces and peat moss, which are then treated by microbial fermentation process. The organic materials are further mixed with composites from traditional chemical fertilizer, along with humic acid, amino acid and beneficial microbial bacteria. The final product is a granulated nutritious blend designed to increased plant growth.

Products Currently in Development

Microbial Fertilizer — Microbial fertilizer is a type of multi-element fertilizer containing various strains of living microorganisms. It is a mixture of peat, cow dung, sheep manure carefully cultivated with beneficial bacteria such as lactobacillus, photosynthetic bacteria, and Bacillus. It is a compound bacterial fertilizer rich in various antioxidant substances, amino acids, and digestive enzymes. Microbial fertilizer’s bio-mechanism is creating positive influence upon crops and plants through solubilization of phosphorus, nitrogen fixation, production of plant nutrients and phytohormones, protection from pathogens and recovery from stressful environmental conditions. Functionally, microbial fertilizer enhances crops and plants’ resilience against pests, diseases, and harsh environmental conditions, thus reducing yield loss over time. In addition to providing essential nutrients for crops, it stimulates the growth of roots through chemical substances released by living microorganisms, creating a virtuous cycle of nutrients accumulation that increases crop yields.

Bio-organic Fertilizer — bio-organic fertilizer is a combination of functional microorganisms and organic materials mainly composed of animal and plant residues (such as mixtures of livestock manure and straws). Manufactured through environmental-friendly processes, our product is expected to have the following benefits— high nutrient utilization efficiency, the capability to improve crop yield and quality, and the ability to improve soil’s physical and chemical properties.

Our two products in development must be registered with the PRC Ministry of Agriculture before they can be produced, sold, or advertised. We have applied for the registration of our new fertilizers with the Agriculture Administration of Gansu Province and the Agriculture Administration of Gansu Province has finished its preliminary examination on our microbial fertilizer and the bio-organic fertilizer. We believe that the Agriculture Administration of Gansu Province has submitted our reviewed application to the PRC Ministry of Agriculture in October 2019. It may take about 3 months for the PRC Ministry of Agriculture to complete its final review process. We have obtained the Fertilizer Registration Certificate of The People’s Republic of China approved by PRC Ministry of Agriculture on May 19, 2020.

Manufacturing Process

The following is a brief description of the manufacturing process of our current products.

Our Licorice Products

Gan Di Xin® — Our facilities produce licorice tablets by combining Licorice Extract, hydrochloric acid, and diluted ammonia. The resulting paste-like mixture is then dried and pulverized into fine powder. That powder is then mixed with camphor extract, star anise oil, and betacyclodextrin. The mixture is further stirred, refrigerated, filtered, dried, combined with more ingredients before final granulation, pressure forming and packaging processes.

Qilian Shan® Licorice Extract and Qilian Shan® Licorice Liquid Extract — To make Licorice Extract, we boil and purify a mixture of water and licorice raw materials. We then extract the clear liquid lying above solid licorice residue after precipitation and process the clear liquid into a thick, paste-like solid concentration called Licorice Extract.

To make Licorice Liquid Extract, we first apply heat to a mixture of water and Licorice Extract Power. We then add ethanol to the heated solutions, stir, let stand overnight, and extract the clear liquid lying above solid residue. Such procedures are repeated three times before mixing all the clear liquid that was extracted. After removing the residues and ethanol content in the clear liquid, we then add other chemicals to the clear liquid mixture to ensure that the content of glycyrrhizic acid and alcohol in the clear liquid mixture is in compliance with relevant industry regulations. Our facilities then purify the clear liquid mixture before packaging.

Our Oxytetracycline Products

Qilian Shan® Oxytetracycline Tablets — we mix oxytetracycline and starch evenly, producing a soft material that later goes through granulation and drying procedures. We then add magnesium stearate to the mixture as a “flow agent”, which prevents the ingredients in each individual tablet from sticking to each other. Then we pressure form, sugar-coat and finally package the tablets.

Qilian Shan® Oxytetracycline APIs — we carefully cultivate and reproduce Streptomyces Rimosus under specific conditions. Antibiotic materials are produced and accumulated during this fermentation process. We extract antibiotic materials from the fermentation products. We then purify and refine the extractions before finally formulating and packaging the product.

Our TCMD Product

Ahan® Antibacterial Paste — We produce Ahan Antibacterial Paste by mixing water and various Chinese herbal medicine. We then prepare an herbal decoction by heating, purifying and concentrating the mixture. After emulsification, the final products are packaged.

Our Heparin Product

Heparin Sodium Preparations — We scrape cleaned pigs’ intestines and collect intestinal mucosa. We then heat the intestinal mucosa with water and filter the solution, which is then further processed and dried before packaging.

Our Sausage Casings

Zhu Xiaochang® Sausage Casings — We salt, dry and package scraped clean pigs’ intestines.

Our Fertilizers

Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer — We start with processing and crushing a mixture of compost and chemical materials. We then granulate the crushed composted materials and dry the granulated pellet, use coating machines to add a protection layer on the surface of the pellets and finally package our fertilizer products.

Quality Control and Assurance

In China, each pharmaceutical manufacturer is required to comply with the Good Manufacturing Practice (“GMP”) standards and obtain Pharmaceutical Manufacturing Permits and GMP Certificates granted by the NMPA or its local branches before it engages in any pharmaceutical manufacturing and distribution. GMP standards regulate whole processes and procedures in generating pharmaceutical products to ensure the quality in China.

We are a GMP-certified company and have obtained the Pharmaceutical Manufacturing Permit with the product manufacturing scopes covering our licorice products and oxytetracycline products. We have obtained the National Manufacturing License for Industrial Products that covers the manufacturing of our fertilizer products. The Company has also obtained a Fertilizer Registration Certificate of The People’s Republic of China, which was approved by the PRC Ministry of Agriculture on May 19, 2020. We have obtained the Sanitary License for Manufactures of Disinfectant Products that allows us to manufacture our antibacterial paste. The Chinese authorities currently do not require the Company to obtain specific qualification or licenses for our sausage casings manufacturing. We have well-qualified and trained professional employees for manufacturing and quality control procedures. Our quality control starts with procurement and continues in our manufacturing, packaging, storage capabilities, and cost competitiveness to ensure that all of our products meet the requirements.

Distribution and Marketing of Products

Our Company’s products are sold in more than 20 provinces nationwide to our qualified distributors, dealers and corporate customers. Currently, we have 13 corporate customers buying our heparin product throughout China; we have 15 corporate customers buying our sausage casings throughout China; we have 30 distributors and seven dealers buying our fertilizer products throughout China; we have 31 distributors and two dealers buying our oxytetracycline API throughout China; and we have 86 distributors and one dealer buying our oxytetracycline tablets and licorice products throughout China. A qualified distributor is a merchant with a pharmaceutical business qualification certificate, awarded and authorized by the NMPA. We intend to engage more qualified distributors and dealers in order to strengthen our distribution network.

We understand the importance of branding and packaging. Packed in unique packaging, our products bear distinctive trademarks that help them stand out in the market. Our Company designs packaging for our products and engages third-party manufacturers to produce the packaging.

We conduct marketing activities to publicize and enhance our image and brand name. Our marketing efforts are concentrated on attending national meetings, seminars, symposiums, exhibitions for veterinary healthcare and medical industries and other related industries where we can showcase our brand and products.

Customers

Our customers are consisted of qualified distributors, dealers and corporate customers. We have several large customers with whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11%, and 10% of the Company’s sales, respectively. For the year ended September 30, 2019, one of our customers represented approximately 15.3% of the Company’s sales. For the year ended September 30, 2018, three customers represented approximately 18.8%, 14.7% and 13.7% of the Company’s sales, respectively. While we believe that one or more of our major customers could account for a significant portion of our sales for the foreseeable future, we anticipate that our customer base will continue to expand and that we will become less dependent on major customers.

Suppliers; Sources and Availability of Raw Materials

We research, design and manufacture our products at our manufacturing facilities located at Jiuquan City of Gansu Province and Qionglai City of Sichuan Province in China. Our principal raw materials include various chemical and biological materials including, but not limited to, starch, pig intestine, oxalic acid, liquid alkali, liquid ammonia, sodium ferrocyanide, and defoamer agent. None of our current products requires any raw materials that are scarce, and our raw materials in general are readily available from a wide range of local sources. Accordingly, we do not have any continuing or long-term supply agreements with any of these suppliers. We purchase our raw materials from our suppliers on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond our control, including energy costs, organic chemical feedstock, market demand, and freight costs. The prices for these raw materials have varied significantly in the past and may vary significantly in the future.

For the fiscal year ended September 30, 2020, two of our suppliers accounted for 11% and 10% of the total purchases, respectively. For the year ended September 30, 2019, two of our suppliers accounted for 12.9% and 9.5% of the total purchases, respectively. For the year ended September 30, 2018, three of our suppliers accounted for 19.2%, 14.1%, and 9.4% of the total purchases, respectively.

Competition

We have competitors in China that manufacture products similar to ours. These companies sell products similar to ours and some of them may have more assets, resources and a larger market share. We believe we are able to compete with these competitors because of our geographical location in West China, our unique combination of products and our products’ lower prices.

Products	Competitors
Compound Licorice Tablets (a pharmaceutical product that has similar medical efficacy compared to our award winning Gan Di Xin®)	Jiangxi Pharmaceutical Co., Ltd. (the only company in China that manufacture compound licorice tablets)
Oxytetracycline Tablets	Shanxi Datong Tongxing Antibiotics Co., Ltd.; Chifeng Pharmaceutical Co., Ltd.; Hebei Shengxue Dacheng Pharmaceutical Co., Ltd.
Oxytetracycline APIs	Yunnan Baiyao Group Co., Ltd.; Kunming Pharmaceutical Group Co., Ltd.; Hunan Jianlang Pharmaceutical Co., Ltd.; Hainan Pharmaceutical Factory Co., Ltd. No. 2 Pharmaceutical Factory; Anhui Fengyuan Pharmaceutical Co., Ltd.
Licorice Extract and Liquid Extract	Baoji Jinsen Pharmaceutical Co., Ltd.; Xinjiang Tarim Agricultural Comprehensive Development Co., Ltd.; Jiangxi Jin Furong Pharmaceutical Co., Ltd.; Fuzhou Haiwang Jinxiang Chinese Medicine Pharmaceutical Co., Ltd.; Xinjiang Sinopharm Group Co., Ltd.
Organic Fertilizer	Gansu Shikefeng New Fertilizer Co., Ltd.; Beijing Century Arms Biotechnology Co., Ltd.; Ningxia Yipin Biotechnology Co., Ltd.; Shijiazhuang Golden Sun Bio-organic Fertilizer Co., Ltd.; Ningxia Beite Fertilizer Co., Ltd.
Organic-Inorganic Compound Fertilizer	Gansu Shikefeng New Fertilizer Co., Ltd.; Gansu Jinhua Group Corporation; Jinzhengda Ecological Engineering Group Co., Ltd.; Stanley Fertilizer Co., Ltd.; Hubei Xinyangfeng Fertilizer Co., Ltd.
Heparin Sodium Preparations	Chengdu Shenrui Animal Products Co., Ltd.; Guanghan Jinghuang Meat Food Co., Ltd.; Sichuan Xinkang Green Food Co., Ltd.; Yibin Lihao Biotechnology Co., Ltd.
Sausage Casings	Chengdu Shenrui Animal Products Co., Ltd.; Guanghan Jinghuang Meat Food Co., Ltd.; Sichuan Xinkang Green Food Co., Ltd.; Yibin Lihao Biotechnology Co., Ltd.
Chinese Herbal Anti-bacterial Paste	Wuhan Laowantong Biotechnology Co., Ltd.; Wuhan Runhe Biomedical Co., Ltd.; Jiangxi Jiarun Biotechnology Co., Ltd.; Jiangxi Cihetang Biotechnology Co., Ltd.; Jiangxi Jianyuantang Biotechnology Co., Ltd.

Honors, Awards, and Qualifications

Honors

Honors	Individual or Entity Honored	Agency	Date
Vice Presiding Entity of Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	Gansu QLS	Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	August 2010
Vice Presiding Entity for Gansu Province Medical Industry Association	Gansu QLS	Gansu Province Medical Industry Association	May 2013
The 3rd Governing Entity of China Narcotics Association	Gansu GLS	China Association of Narcotic Drugs	October 2014
Vice Presiding Entity for Jiuquan City Environmental Protection Industrial Association	Gansu QLS	Jiuquan City Environmental Protection Industrial Association	March 2015

Gansu Provincial Excellent Engineering Consulting Award (awarded to our CEO)	Zhanchang Xin, our CEO.	Gansu Provincial Development and Reform Commission	August 2010
Gansu Province’s Famous Brand	Gansu QLS	Gansu Famous Brand Strategy Promotion Committee	December 2011
Suzhou District Science and Technology Progress Award	Gansu QLS	Government of Suzhou District, Jiuquan City	August 2012
2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to our Gan Di Xin® product)	Gansu QLS	China Chemical Pharmaceutical Industry Association, China Pharmaceutical Business Association, China Non-Prescription Drug Association, China Pharmaceutical Enterprise Development and Promotion Association	November 2013
Famous Trademark of Gansu Province (awarded to our trademark Qilian Shan®)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	November 2014
Gansu Province Circular Economy Exemplar Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	July 2015
Nationally Recognized Enterprise Technology Center Status, Provincial Level	Gansu QLS	Gansu Provincial Industry and Information Commission, Gansu Provincial Development and Reform Commission, Gansu Provincial Science and Technology Department, Gansu Provincial Finance Department, Gansu Provincial State Taxation Bureau, Gansu Provincial Local Taxation Bureau	December 2015
Famous Trademark of Gansu Province (awarded to our Gan Di Xin® product)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	December 2015
Excellent Entrepreneur Award (awarded to our CEO)	Zhanchang Xin	China Petroleum and Chemical Industry Committee	July 2016
Gansu Province “Specialized New Technology” Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	November 2017
Strategic Emerging Growth Exemplar Enterprise	Gansu QLS	Gansu Provincial Development and Reform Commission	December 2018
Little Giant Enterprise of Chengdu City	Chengdu QLS	Sichuan Provincial Economic and Information Commission, Sichuan Provincial SME Bureau, Chengdu City Economic and Information Commission	December 2018
Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award	Gansu QLS	China Petroleum and Chemical Industry Federation and China SME Development Committee	November 2019
Chengdu City’s Unicorn Enterprise Award	Chengdu QLS	Chengdu City Municipal New Economy Commission	June 2019
Sichuan Province “Specialized and Innovative” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Sichuan Province “High-growth” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Suzhou District “Tax Contribution Award” for 2019	Gansu QLS	Suzhou District Committee and District Government	March 2020
2020 Gansu Provincial Technology Innovation Model Enterprise	Gansu QLS	Gansu Province Industry and Information Technology Commission, Gansu Province Department of Finance	August 2020

Selective Criteria for the Awards

Gansu Provincial Excellent Engineering Consulting Award (awarded to our CEO Mr. Zhanchang Xin)

The Gansu Provincial Excellent Engineering Consulting Award is awarded by the Gansu Provincial Development and Reform Commission based on the comprehensive evaluation of the engineering consulting achievements accomplished by the applicant and such recognition is only awarded to engineering projects that have reached high level of ingenuity and economic potential within certain industry. Our “Gan Di Xin Industrialization Project” was recognized as such engineering project and Mr. Zhanchang Xin was recognized as having made outstanding contributions to the project during its establishment, implementation and completion stages.

Gansu Province’s Famous Brand

Gansu Province’s Famous Brand is awarded by Gansu Famous Brand Strategy Promotion Committee in accordance with the “Product Quality Law of the People’s Republic of China”, the “Quality Control Guideline of the State Council” and the “Quality Control Implementation Plan of Gansu Province”. In an effort to promote and cultivate excellent local brand of Gansu province, Gansu Famous Brand Strategy Promotion Committee carefully evaluates the applicant’s qualifications based on the following guidelines, which include but not limited to: brand-name strategy, products quality control, market share, customer satisfaction, annual profit and tax contribution, production cost and annual profit, applicant’s technological innovation and product development capabilities, and customer service.

Suzhou District Science and Technology Progress Award

In August 2012, the Company’s project “Research and development of oxalic acid extracted from oxytetracycline raw material production waste liquid” was awarded the first prize of “Science and Technology Progress” by the People’s Government of Suzhou County, Jiuquan City. The award is given by the local people’s government after comprehensive evaluation of our project’s key quantitative and qualitative indicators such as technological innovation, project scale, overall technical difficulties involved, economic benefits conferred, and the promotion of scientific and technological progress in related industrial fields.

2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to our Gan Di Xin®)

The Company’s product, Gan Di Xin®, was awarded “2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand” after a joint review process conducted by the China Chemical Pharmaceutical Industry Association, the China Pharmaceutical Business Association, and the China Pharmaceutical Enterprise Development Promotion Association. The review process was based on the following qualifications, which include but are not limited to, the Company’s R&D capabilities, marketing capabilities, technological innovation, and production scale.

Famous Trademark of Gansu Province (awarded to our trademark Qilian Shan®)

According to the “Trademark Law of the People’s Republic of China”, the “Regulations on the Implementation of the Trademark Law of the People’s Republic of China” and other laws and administrative regulations, the Gansu Provincial Administration for Industry and Commerce is authorized to award the “Famous Trademark of Gansu Province” title to eligible applicants based on the following qualifications, which include but not limited to: whether the trademark is publicly recognized and legally owned by the applicant, whether the trademark has high reputation/credibility and is well-known to the general public, whether the product behind the trademark is of superior quality than its competitors, and whether the customer service is satisfactory. The Gansu Provincial Administration for Industry and Commerce also evaluate the applicant’s key business indicators such as sales volume, local tax contribution, and annual profit increase in the past three years.

Gansu Province Circular Economy Exemplar Enterprise

According to the “Management Measures for the Identification and Assessment of Key Enterprises in Strategic Emerging Industries in Gansu Province” provided by the Provincial Development and Reform Commission, the Commission has the authority to award the Strategic Emerging Growth Exemplar Enterprise status to local enterprises with the following qualifications, which include but not limited to: well-known brand name within certain industry, high business growth, high contribution to local tax revenue, market competitiveness, and future development potential.

Nationally Recognized Enterprise Technology Center Status, Provincial Level

According to the “Gansu Provincial Level Nationally Recognized Enterprise Technology Center Recognition Measures”, Gansu Provincial Department of Industry and Information Technology, together with Gansu Provincial Development and Reform Commission, Gansu Provincial Department of Finance, State Taxation Bureau, and Gansu Provincial Taxation Bureau commissioned certain third-party institutions to conduct a comprehensive review of the applicant’s qualifications based on the following criteria, which include but not limited to: annual sales revenue, net profit, capitalization, production scales, competitive strength such as technological innovation, research and development capabilities, and ownership of intellectual property rights.

Famous Trademark of Gansu Province (awarded to our Gan Di Xin®)

According to the “Trademark Law of the People’s Republic of China”, the “Regulations on the Implementation of the Trademark Law of the People’s Republic of China” and other laws and administrative regulations, the Gansu Provincial Administration for Industry and Commerce is authorized to award the “Famous Trademark of Gansu Province” title to eligible applicants based on the following qualifications, which include but not limited to: whether the trademark is publicly recognized and legally owned by the applicant, whether the trademark has high reputation/credibility and is well-known to the general public, whether the product behind the trademark is of superior quality than its competitors, and whether the customer service is satisfactory. The Gansu Provincial Administration for Industry and Commerce also evaluate the applicant’s key business indicators such as sales volume, local tax contribution, and annual profit increase in the past three years.

Excellent Entrepreneur Award (awarded to our CEO, Mr. Zhanchang Xin)

China National Petroleum Corporation and China Chemical Industry Federation jointly reviewed the qualification of Mr. Zhanchang Xin based on the following standards, which include but not limited to: the Company’s R&D capacity, the Company’s annual profit increase in the past five years, the Company’s major products, and the Company’s local and national tax contributions.

Gansu Province “Specialized New Technology” Enterprise

According to the “Guiding Opinions on Promoting the Development of Specialized New Technology Enterprises” and “Plans on Promoting the Development of Small and Medium-sized Enterprises” provided by the Ministry of Industry and Information Technology, the Gansu Provincial Department of Industry and Information Technology has the authority to award the “Specialized New Technology Enterprise” status to enterprises with the following qualifications, which include but not limited to: good operating status, complete and organized financial management system, high-tech industrial products encouraged by the local and central governments, high average annual growth rate of net profit (no less than 10%), low asset-liability ratio (less than 70%), high level of proficiency in business operation and management, high R&D capacity, high product quality, safe manufacturing environment, high financial credit, and high social credit.

Strategic Emerging Growth Exemplar Enterprise

According to the “Management Measures for the Identification and Assessment of Key Enterprises in Strategic Emerging Industries in Gansu Province” provided by the Provincial Development and Reform Commission, the Commission has the authority to award the Strategic Emerging Growth Exemplar Enterprise status to local enterprises with the following qualifications, which include but not limited to: well-known brand name within certain industry, high business growth, high contribution to local tax revenue, market competitiveness, and future development potential.

Little Giant Enterprise of Chengdu City Award

According to the “Notice for Carrying out the Cultivation of High-Growth SMEs and Small Giant Enterprises in 2018” (Enterprise Division of Sichuan Provincial Economic and Information Commission [2018] No. 136) issued by the Sichuan Provincial Economic and Information Commission and Sichuan Provincial SME Bureau, the Chengdu City Economic and Information Commission is authorized to award the “Little Giant Enterprise of Chengdu City” Award according to the following qualifications, which include but not limited to: sizes of the applicants’ manufacturing capabilities, annual profits, tax contributions, and annual business income.

Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award

According to the “Measures for the Recognition of Petroleum and Chemical Industry “Specialized and Innovative” SMEs Award” and “Opinions on Promoting the Healthy Development of SMEs” issued by the General Office of the CPC Central Committee and General Office of the State Council, the China Petroleum and Chemical Industry Federation and China SME Development Committee are authorized to award Petroleum and Chemical Industry “Specialized and Innovative” SME Enterprises Award according to the following qualifications, which include but not limited to: well-known brand name within petroleum and chemical industry, strong R&D capacities, specialization and expertise in certain market segments, market competitiveness, ownership of certain highly competitive IPs, and management efficiencies.

Chengdu City’s Unicorn Enterprise Award

According to the "Notice of the Chengdu City Municipal New Economy Committee on Cultivating New Economic Enterprise 2018" (Chengdu City Municipal New Economy Development Committee [2018] No. 247) issued by the Chengdu City Municipal New Economy Committee, the Chengdu City Municipal New Economy Committee, with the help of qualified industrial experts and financial experts, is authorized to award the “Chengdu City’s Unicorn Enterprise”. Such award is based on, without limitation, investment qualifications, market capital estimation, and annual net income.

Sichuan Province “Specialized and Innovative” SME Award

According to the "Proposal on Cultivating Specialized and Innovative SMEs” and the “Notice on Carrying Out the Proposal of Cultivating Specialized and Innovative SMEs”, Sichuan Province Economic and Information Technology Commission is authorized to award the Sichuan Province “Specialized and Innovative” SME Award according to the following qualifications, which include but are not limited to: annual business income, annual profits, tax contributions, accounting credibility, social credits, and bank credits.

Sichuan Province “High-growth” SME Award

Sichuan Province Economic and Information Technology Commission is authorized to award the Sichuan Province “High-growth” SME Award based on the applicant’s annual business income in the past two years.

Suzhou District “Tax Contribution Award” for 2019

Suzhou District Committee and District Government of Jiuquan City are authorized to award the Suzhou District “Tax Contribution Award” for 2019 based on the applicant’s overall tax contributions in 2019.

2020 Gansu Provincial Technology Innovation Model Enterprise

Gansu Province Industry and Information Technology Commission and Gansu Province Department of Finance are authorized to award “2020 Gansu Provincial Technology Innovation Model Enterprise” based on the applicant’s annual business income, contribution to innovation evidenced by commercial application, credit worthiness, production scales, and others.

Qualifications

Qualifications	Individual or Entity Qualified	Agency	Issue Date	Expiration Date
GMP Certificate for our Oxytetracycline Products	Gansu QLS	Gansu Provincial Food and Drug Administration	March 2015	March 1, 2020*
GMP Certificate for our Licorice Products	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2015	August 19, 2020*
National Permit for Industrial Products Manufacturers	Qiming	Gansu Provincial Bureau of Quality and Technical Supervision	January 2018	September 20, 2021
Production Permit for Disinfection Product Manufacturers	Ahan	Gansu Provincial Health and Family Planning Commission	June 2017	May 31, 2021
China’s High-tech Enterprise Certificate	Gansu QLS	Gansu Provincial Department of Science and Technology, Gansu Provincial Department of Finance, Gansu Provincial Department of Taxation, Gansu Provincial Local Taxation Bureau	November 2017	November 2023 (1)
Pollutant Discharge Permit	Gansu QLS	Jiuquan City Environmental Protection Bureau	December 2017	December 28, 2025 (2)
Gansu Province Fertilizer Official Registration Certificate	Qiming	Gansu Provincial Agriculture and Animal Husbandry	December 2017	December 31, 2022
Pharmaceutical Production License	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2018	December 29, 2025 (3)
Fertilizer Registration Certificate for Xiongguan® Organic Fertilizer	Qiming	Ministry of Agriculture and Rural Affairs	May 2020	May 2025
Fertilizer Registration Certificate for Xiongguan® Organic-Inorganic Compound Fertilizer	Qiming	Ministry of Agriculture and Rural Affairs	May 2020	May 2025

Notes:

*	The Good Manufacturing Practice certification was cancelled pursuant to the Drug Administration Law, as amended on August 26, 2019 and effective from December 1, 2019.
(1)	The certificate was valid for three years. Our renewal request was approved in September 2020.
(2)	The original permit was valid for three years. Our renewal request was approved in February 2021.
(3)	The original license expired in February 2021. Our renewal request was approved in February 2021.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property for use in our business.

Through Gansu QLS, we currently hold 14 Chinese patents. Gansu QLS’s current Chinese issued patents expire at various times from 2026 through 2029. Gansu QLS currently has two Chinese patent applications pending. Ahan currently has one Chinese patent application pending. Qiming currently has three Chinese patent applications pending. We have exclusive rights to utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. And we do not violate existing patent rights of any other party.

The following table sets forth a brief description of the Company’s issued Chinese patents, including their respective publication numbers, application filing date, issue date, expiration date and title.

Patent Number	File Date	Issue Date	Expiration Date*	Title	Status
ZL 200410030776.4	April 9, 2004	October 25, 2006	October 25, 2026	Purification, thin-film coating and inclusion technology for the manufacturing of Gan Di Xin®.	Effective
ZL 201521133480.5	December 30, 2015	June 22, 2016	June 22, 2026	A dust removal process.	Effective
ZL 201521133504.7	December 30, 2015	August 24, 2016	August 24, 2026	A device for processing oxytetracycline residue.	Effective
ZL 201521129906.X	December 31, 2015	June 29, 2016	June 29, 2026	A treatment system for waste-water residues.	Effective
ZL 201521133522.5	December 30, 2015	August 10, 2016	August 10, 2026	Double-effect concentrator.	Effective
ZL 201621459387.8	December 28, 2016	July 7, 2017	July 7, 2027	A new type of oxytetracycline fermenter.	Effective
ZL 201621454988.X	December 28, 2016	July 7, 2017	July 7, 2027	A traditional Chinese medicine extracting device for ulcerative colitis treatments.	Effective
ZL 201621464545.9	December 28, 2016	August 25, 2017	August 25, 2027	An insecticide spraying device for vegetables.	Effective
201822114750.8**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline residue neutralizer.	Effective
201822114757.x**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline crystallization mother liquor retriever.	Effective
ZL 201920537937.0	April 19, 2019	March 10, 2020	April 19, 2029	A Chinese medicine extraction device	Effective
ZL 201920726585.3	May 12, 2019	March 10, 2020	May 21, 2029	A medicine grinding machine	Effective
ZL 201921243962.4**	August 2, 2019	April 14, 2020	August 2, 2029	An air dying system for oxytetracycline production	Effective
ZL 201921244754.6**	August 2, 2019	April 14, 2020	August 2, 2029	A dryer for organic fertilizers production	Effective
201810214947.0	March 15, 2018			A production process of traditional Chinese herb based antibacterial cream.	PENDING
201822121674.3	December 18, 2018			A sterilization filter for oxytetracycline fermentation liquid.	PENDING
201910713025.9	August 2, 2019			Processing technology for bio-organic fertilizer.	PENDING
201910713063.4	August 2, 2019			Processing technology for potassium humate flush fertilizers	PENDING
201910712340.X	August 2, 2019			Processing technology for sunflower organic fertilizers.	PENDING
201921244766.9	August 2, 2019			A filter for producing liquor rice extract.	PENDING

*	Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.
**	Utility model patents

Through Gansu QLS, we currently have ten Chinese trademarks. Gansu QLS’s current Chinese issued trademarks expire at various times from 2020 through 2030. Gansu QLS currently does not have any Chinese trademarks applications pending.

Trademark Number	Issue Date	Expiration Date*	Trademark Title
6084468	February 14, 2010	February 13, 2020	祁连山 (Qilian Shan)**
3792776	March 14, 2006	March 13, 2026	甘帝欣 (Gan Di Xin)
13679211	March 7, 2015	March 6, 2025	沙门果 (Shamen Guo)
13679213	March 7, 2015	March 6, 2025	甘帝康 (Gan Di Kang)
13679212	March 7, 2015	March 6, 2025	阿含 (Ahan)
22534753	April 7, 2018	April 6, 2028	阿含斋 (Ahan Zhai)
20810590	September 21, 2017	September 20, 2027	陌上发 (Moshangfa)
10336012	February 28, 2013	February 27, 2023	雄关 (Xiongguan)
27770670	November 14, 2018	November 13, 2028	猪小常 (Zhuxiaochang)
37873604	March 7, 2020	March 6, 2030	祁連國際 (Qilian Guoji)

Research and Development

Our Company established a research and development department in 2015, with its Nationally Recognized Enterprise Technology Center status assessed and approved by the Gansu Provincial Industry and Information Commission, the Gansu Provincial Development and Reform Commission, the Gansu Provincial Science and Technology Department, Gansu Provincial Finance Department, the Gansu Provincial State Taxation Bureau, and the Gansu Provincial Local Taxation Bureau in December 2015. The Nationally Recognized Enterprise Technology Center status is a competitive honor awarded by Chinese government agencies, such recognition reflects the Company’s comprehensive strength in technological innovation and robust research and development (“R&D”) activities. After years of continued development, our R&D department has become the core of the Company’s technological innovation efforts, dramatically improving the Company’s R&D capabilities, enhancing the Company’s industry competitiveness, and, we believe, improving the Company’s overall business outlook.

R&D Achievements

Our research and development activities are project based and the number of projects we work on varies annually. As of December 31, 2020, we had 14 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The Director of our R&D department, Mr. Zhanchang Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Zhanchang Xin’s leadership, our R&D department contributed to the following recent accomplishments:

In the beginning of October 2016, Ahan established a TCMD research project borrowing ideas from medicines of Chinese Dai ethnicities. This research project created our innovative Ahan® antibacterial paste for the treatment of psoriasis, neurodermatitis and other skin ailments. The Company has completed all necessary filing procedure as required by PRC laws and the Ahan® Antibacterial Paste has been on the Chinese market since November 2017. We have filed a patent application on March 15, 2018 under patent number 201810214947.0, and the application is currently in the stage of substantive examination as of the date of this annual report.

Gansu QLS has invested approximately RMB 1,000,000 for its mutational breeding experiment of oxytetracycline-producing bacteria. Currently, the Company has selected and bred superior strains and has successfully increased the average fermentation unit of oxytetracycline from 32000 U/ml to 35000 U/ml and beyond, thereby greatly improving our oxytetracycline product yield while reducing our production cost.

R&D Development Plan

The Company intends to continue focusing on R&D to improve the quality of its products. The Company also intends to develop new products and exploit unmet market demand in the near future.

With the aid of advanced production technology and manufacturing facilities, our production capacity of oxytetracycline has reached its industrial upper limit. After thorough research and investigation, our R&D department has concluded that only through improving the quality of oxytetracycline strains can we lead to industrial break-through of oxytetracycline production capacity.

Regarding our fertilizer, our operating subsidiary Qiming will continue utilizing its advantage of abundant local raw material sources and expect to develop liquid-flushing fertilizer, crops fertilizer and pharmaceutical fertilizer that fulfills the agricultural production demands of various crops.

Our R&D department will further develop our Ahan® antibacterial paste to suit different skin types of our customers and appeal to customers from different ethnic and cultural regions in China. In addition, we will create more products so as to provide our customers with more choices. Pursuant to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, the Company shall file the sanitary and safety evaluation reports of its modified Ahan® antibacterial paste to the provincial health administrative branch before such product can be introduced to the Chinese market. The local authorities shall publish the filing information excluding commercial secrets. The Company’s filing procedures do not involve approval from the relevant authorities, and enterprises are not required to obtain any certificate in order to complete the filing procedure. We have completed the required filing process for our current version of Ahan® antibacterial paste in May 2017. We will also update the sanitary and safety evaluation report and file the updated report to the competent authorities for any modified Ahan antibacterial paste in the future.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

PRC Laws and Regulations on Pharmaceutical Manufacture

General Regulations Relating to Pharmaceutical Industry

The pharmaceutical industry in China is highly regulated. We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Market Regulation (“SAMR”), the National Medical Products Administration (“NMPA”), the Ministry of Industry and Information Technology (“MIIT”), and their respective local offices.

As a developer and producer of medicinal products, we are mainly subject to regulation and oversight by the NMPA and its provincial and local branches. These regulations set forth detailed rules with respect to pharmaceutical companies in China. The Drug Administration Law of the PRC, or the Drug Administration Law, which was first promulgated in 1984 and last amended on August 26, 2019, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and covers the manufacturing, distribution, packaging, pricing and advertising of pharmaceutical products. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Pharmaceutical Marketing Permit Holders

The last amended version of the Drug Administration Law, which was promulgated on August 26, 2019 and took effect on December 1, 2019, adopts the drug marketing authorization holder system and further tightens and expands supervision of drugs to cover the entire processes, including the research and development, production, sale, use and management processes of drugs. Pharmaceutical marketing permit holders shall mean enterprises or pharmaceutical research and development institutes which have obtained a pharmaceutical registration certificate. Pharmaceutical marketing permit holders shall be liable for non-clinical study, clinical trial, manufacturing and business operation, post-market launch study, monitoring, reporting and handling of adverse reactions of the pharmaceuticals. Pharmaceutical marketing permit holders may engage in pharmaceutical manufacturing on their own, and may entrust a pharmaceutical manufacturing enterprise to manufacture. Pharmaceutical marketing permit holders engaging in manufacturing pharmaceutical on their own shall obtain a pharmaceutical manufacturing permit; for entrusted manufacturing, the pharmaceutical marketing permit holder shall entrust a qualified pharmaceutical manufacturing enterprise. The pharmaceutical marketing permit holder and the entrusted manufacturing enterprise shall enter into an entrustment agreement and a quality agreement, and strictly perform the obligations agreed in the agreements. Pharmaceutical marketing permit holders may sell on their own the pharmaceuticals for which they have obtained a pharmaceutical registration certificate, or entrust a pharmaceutical business enterprise to sell. Pharmaceutical marketing permit holders engaging in pharmaceutical retail activities shall obtain a pharmaceutical business permit.

Pharmaceutical Manufacturing Permit

According to the Drug Administration Law and the Implementation Rules, no pharmaceutical products can be produced in the PRC without a Pharmaceutical Manufacturing Permit. A local pharmaceutical manufacturer must obtain a Pharmaceutical Manufacturing Permit from one of the NMPA’s provincial level branches in order to commence production of pharmaceutical products. Prior to granting such license, the relevant government authority will inspect the manufacturer’s production facilities, and decide whether the sanitary conditions, quality assurance system, management structure and manufacturing equipment have met the standards and criteria. Among other things, such a permit sets forth the permit number, the name, legal representative and registered address of the enterprise, the site and scope of production, issuing institution, date of issuance and effective period.

Each Pharmaceutical Manufacturing Permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a Pharmaceutical Manufacturing Permit is subject to review by the relevant regulatory authorities on an annual basis. Such enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to re-assessment by the issuing authorities in accordance with the then effective legal and regulatory requirements for the purposes of such renewal.

Our PRC entity Gansu QLS has obtained a Pharmaceutical Manufacturing Permit, which expires on December 29, 2025 and allows us to sell all types of pharmaceutical products we are currently selling.

GMP Certificates

A pharmaceutical manufacturer must meet the Good Manufacturing Practice standards, or GMP standards, for each factor that influence the quality of drugs, in respect of each form of pharmaceutical product it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer meets the GMP standards, the NMPA will issue to the manufacturer a Good Manufacturing Practice certificate, or a GMP certificate, with a five-year validity period. However, for a newly-established pharmaceutical manufacturer that meets the GMP standards, the NMPA will issue a GMP certificate with only a one-year validity period. The New GMP Standards became effective on March 1, 2011 and pharmaceutical manufacturers (except manufacturers of injectables, blood products or vaccines, which have a three-year grace period) have a five-year grace period to upgrade existing facilities to comply with the revisions. The latest amended Drug Administration Law took effect on December 1, 2019, and has vacated the GMP certificate requirements for pharmaceutical companies. The current amended Drug Administration Law does not otherwise impose new regulatory requirements for pharmaceutical manufacturers.

Gansu QLS obtained the GMP certificates for its quality management system in respect of scope of oxytetracycline products, which was valid until March 1, 2020 and in respect of scope of tablets extract and fluid extract, which was valid until August 19, 2020. As the latest amended Drug Administration Law has vacated the GMP certificate requirements for pharmaceutical companies, we do not need to renew our GMP certificates.

Registration and Approval of Medicine

Pursuant to the PRC Provisions for Drug Registration, a medicine must be registered and approved by the NMPA before it can be manufactured and sold. The registration and approval process requires the manufacturer to submit to the NMPA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. This process generally takes two to five years and could be longer, depending on the nature of the medicine under review, the quality of the data provided and the workload of the NMPA.

The valid term of a drug approval number is five years. To continue its drug production, the applicant shall submit a re-registration application six months prior to the expiry date. When making re-registration of a drug, the relevant data shall be submitted according to the provisions of the NMPA. If no application for the re-registration of a drug is made upon expiration of the valid term, or the application fails to comply with the provisions on re-registration of the NMPA upon review, the drug approval number shall be withdrawn.

Our variable interest entity, Gansu QLS has obtained the approval numbers for its products and completed the re-registration procedures to ensure each approval number is valid.

National Drug Standard

The national drug standards in China include the Chinese Pharmacopoeia, drug registration standard, and other drug standards published by the NMPA, of which the contents consist of technical requirements, testing methods and manufacturing processes, etc. Pharmaceutical manufacturers shall be subject to the drug registration standard, which refers to the specified specifications of the applied drug approved by the NMPA and shall not be lower than those required by the Chinese Pharmacopoeia.

The Chinese Pharmacopoeia (Latest Version 2015) became effective on December 1, 2015 and has been codified into law with the purpose of providing clear guidance on the pharmaceutical products manufacturing process. The Chinese Pharmacopoeia applies to all aspects of the pharmaceutical products manufacturing process including research and development, production (import), management, use and supervision of pharmaceutical products. It provides standard language that can be used by pharmaceutical companies to draft description, identification, processing, assay, property and flavor, meridian tropism, actions, indications, storage, administration and dosage, precautions and warnings of pharmaceutical products.

Our pharmaceutical products have been issued approval numbers and completed registration procedures, which certifies that our pharmaceutical products comply with the national drug standards.

Continuing NMPA Regulation

Pharmaceutical manufacturers in China are subject to continuing regulation by the NMPA. If the labeling or manufacturing process of an approved medicine is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the NMPA. Pursuant to the Drug Administration Law, we should also be subject to periodic inspection and safety monitoring by the NMPA to determine compliance with regulatory requirements.

If the NMPA approves a medicine, it will issue a new medicine certificate to the manufacturer and impose a monitoring period not more than five years. During the monitoring period, the NMPA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. As a result of these regulations, the holder of a new medicine certificate has the exclusive right to manufacture the new medicine during the monitoring period.

The NMPA has a variety of enforcement actions available to enforce its regulations and rules, including fines and injunctions, recall or seizure of products, the imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

PRC Laws and Regulations on Pharmaceutical Product Packages

Insert Sheet and Labels of Products

According to the Provisions for the Administration of the Insert Sheets and Labels of Drugs, which became effective on June 1, 2006, the insert sheets and labels of drugs should be reviewed and approved by the NMPA. A drug insert sheet should include the scientific data, conclusions and information concerning drug safety and efficacy in order to direct the safe and rational use of drugs. The inner label of a drug should bear information such as the drug’s name, indication and function, strength, dose and usage, production date, batch number, expiration date and drug manufacturer; and the outer label of a drug should indicate information such as the drug’s name, ingredients, description, indication or function, strength, dose and usage and adverse event. As our pharmaceutical products have been issued approval numbers and completed registration procedures, the insert sheets and labels of our pharmaceutical products have been reviewed and approved.

Use of Pharmaceutical Product Packages

Pharmaceutical products packages must, in accordance with applicable regulations, be labeled and have an instruction booklet attached to them. The name of the drug, its ingredients, specifications, the manufacturing enterprise, approval number, product batch number, date of production, expiry date, suitability for symptoms or main function, methods of use, dosage, contraindications, side-effects and points to note must be clearly indicated on the label or in the instruction booklet. The labels of narcotic drugs, psychotropic drugs, poisonous drugs, radioactive drugs, drugs for external use only and non-prescription drugs must bear the prescribed mark. Drug packaging must comply with the national and professional standards. If no national or professional standards are available, an enterprise can formulate its own standards and put into implementation after obtaining the approval of the food and drug administration bureau at provincial level. Such enterprise must reapply with the relevant authorities if it needs to change its own packaging standards. Pharmaceuticals that have not developed or received approval for, packing standards must not be sold or traded its drugs in China (except for drugs for the military).

Currently, all of our marketed products meet the packaging requirements.

Drug Packaging Manufacturing

On June 18, 2004, the Ministry of Health promulgated the Administration Rules for Packaging Material and Containers Directly Contacting Drugs, which stipulates that enterprises producing packaging material and containers directly containing drugs shall apply for registration after completion of trial work and re-registration 6 months before the expiration of the registration certificate.

Our PRC entity Qiming has registered for the drug containers it produces and obtained the re-registration certificate.

PRC Laws and Regulations on Advertising of Drug Products

Pursuant to the Measures for the Examination of Drug Advertisements, which came into effect in 2007 and was amended on December 21, 2018, an enterprise seeking to advertise its drugs must apply for an advertisement approval code. The valid term of an advertisement approval code for pharmaceuticals is one year. The content of an approved advertisement may not be altered without prior approval. Where any alteration to the advertisement is needed, a new advertisement approval code shall be obtained. As of the date of this annual report, we have not advertised for our pharmaceutical products, thus not needing to apply for any approval.

PRC Laws and Regulations on Disinfectant Products

The SCNPC promulgated the Law of the PRC on Prevention and Treatment of Infectious Disease on February 21, 1989, which took effect on September 1, 1989, and revised it on August 28, 2004 as well as June 29, 2013. Pursuant to the Law of the PRC on Prevention and Treatment of Infectious Disease, disinfectant products used for prevention and treatment of infectious diseases shall measure up to the sanitary standards and specifications of the State. Manufacturers of disinfectant products and disinfectant products to be manufactured for prevention and treatment of infectious diseases shall be subject to examination and approval by the health administration department under the people’s governments at or above the provincial level.

Our PRC operating subsidiary, Ahan, has obtained the Sanitary License for Manufactures of Disinfectant Products for the Ahan® antibacterial paste it produces.

According to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, our Ahan® antibacterial paste is categorized as Type II disinfectant, which is an disinfectant product with risks of middle level. Type II disinfectant products’ sanitary and safety evaluation reports shall be filed for record to the provincial health administrative branch before the product firstly be published to market. Pursuant to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, the Company shall file the sanitary and safety evaluation reports of its modified Ahan® antibacterial paste to the provincial health administrative branch before such product can be introduced to the Chinese market. The local competent authorities shall publish the filing information excluding commercial secrets. The filing procedure does not involve approval from the competent authorities, and enterprises are not required to obtain any certificate in order to complete the filing procedure. We have completed the required filing process for our current version of Ahan® antibacterial paste in June 2017.

PRC Laws and Regulations on Fertilizer Production and Registration

Fertilizer usually refers to organic, inorganic and microbial substances and mixture of substances which offer, maintain or improve the nutritional status, output, quality and stress tolerance (abiotic) of crops or the physical, chemical and biological performance of soils or plants, increase the output and quality of agricultural produce or increase stress resistance of plants.

Production License

In China, producers of chemical fertilizers (which are covered by the catalog of industrial products issued by the State Council) are required to obtain a production license from the Market Regulation Departments at the provincial level (the “Provincial MRDs”). An application for license renewal should be made with the applicable Provincial MRD within six months before such license expires. Pursuant to a series of decisions regarding amendments to the product license administration process promulgated by the State Council in September 2018 as well as its Implementation Notifications promulgated by the Administration of Market Regulation (the “State MRD”) on October 16, 2018, the Provincial MRDs are authorized to assess the qualification of such applicant after receiving its renewal application. The assessment process includes appointing staff members from the Provincial MRD to conduct on-site due diligence and reviewing qualification test reports on the applicant’s industrial products issued by qualified inspection institutions within the last year (the “QT Reports”). The Provincial MRD would typically inform the applicant of the on-site due diligence results in writing within 30 days after the due diligence process is completed. Such process may be waived if the applicant makes a representation in writing that its production process and manufacturing conditions have not been changed since the license was last granted or renewed. If the applicant successfully passed the on-site due diligence process (or such requirement is effectively waived), the Provincial MRD will subsequently request the applicant to submit the QT Reports for review. The Provincial MRD will make a final decision on the renewal application within 60 days from the day accepting the application. If the Provincial MRD decides to grant the renewal, then a renewed Production License for Industrial Products will be sent to the applicant within 10 days after the date of the Provincial MRD decision. If the Provincial MRD decides not to grant the renewal, then it will notify the applicant in writing.

Our PRC operating entity Qiming currently owns a valid Production License for Industrial Products, which will expire on September 20, 2021. Its Production License for Industrial Products covers our organic-inorganic compound fertilizer, which is subject to the regulations for chemical fertilizers.

Fertilizer Registration

Fertilizers cannot be imported, produced, sold, or advertised without prior registration with the competent authorities at a ministerial or provincial level. From a registration prospective, fertilizers can be divided into 3 types:

Exempted from Registration — Fertilizers that have been used for many years domestically and have been established with national or industrial product executive standard are exempted from registration: ammonia sulfate, urea, calcium cyanamide, ammonium phosphate (mono and di), phosphor nitrate, superphosphate, potassium chloride; potassium sulfate, potassium nitrate ,ammonium chloride ,ammonium bicarbonate, calcium magnesium phosphate, potassium dihydrogen phosphate, single microelement fertilizer, high concentration compound fertilizer;

Registered with provincial agricultural department — compound fertilizer; formula fertilizer (no foliar fertilizer); refined organic fertilizer and soil acid regulating agents should be registered with provincial agricultural department and can be only sold within the administration area of the province. If the producer or distributor files a provincially registered fertilizer to the department at another province, the fertilizer can be sold in that province too.

Other Fertilizers — Fertilizers that do not comply with the above two criteria should be registered with the Chinese Ministry of Agriculture (the “MoA”). Fertilizer-pesticide mixtures and the homemade organic fertilizer produced by the farmers are also beyond the scope of fertilizer registration management. Homemade organic fertilizers are usually for self-use purpose and fertilizer-pesticide mixtures are controlled under China’s pesticide registration system.

MOA Decree No. 32, the Administrative Measures of Fertilizer Registration in China by MOA, was published on June 23, 2006. This decree specifies China fertilizer registration obligations, product types/registration types and data requirements. Fertilizer products are regulated by the Decree. Companies are required to register fertilizer products in China prior to importing, manufacturing, selling and using in China.

On November 30, 2017, the MOA issued Order 8 to abolish and revise a series of existing ministerial regulations, of which two sections are an amendment to the current fertilizer registration: removal of temporary registration and broadened acceptance scope of field trial report. On December 29, 2017, the MOA released Announcement 2636, the Service Guide to the Administrative Approval of MOA (Batch 2: Fertilizer Registration and Pesticide Registration), which standardizes administrative procedures and further clarifies data requirements including qualification of applicant, timeline, list of required documents, means of submission and administration fee. Depending on the market circulation stage, fertilizer registrations can be classified into registration, registration renewal (each 5 years) and registration amendment (only applicable to crop range and administrative information). Domestic products and imported fertilizer are subject to different assessment criteria and approval procedures.

Our Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer are Category II fertilizers. We have registered these two products with the provincial agricultural department. We have obtained Gansu Province Fertilizer Official Registration Certificates, which cover the manufacturing of our compound fertilizers and organic fertilizers. We have renewed our Gansu Province Fertilizer Official Registration Certificates once in January 2018, and they will expire in December 2022. Pursuant to the Administrative Measures of Fertilizer Registration, we will apply for another renewal six months before such certificates expire. The Company has obtained Fertilizer Registration Certificates for both our Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer, which were approved by the PRC Ministry of Agriculture on May 19, 2020 and are valid until May 2025.

Data Requirements of Fertilizer Registration Application

The registration application materials consist of an application form, credential documents, test reports, position paper/ evaluation form, safety data, product executive standard, label sample, enterprise information and product samples. Field trials and one quality inspection test are performed prior to the application and another quality inspection and safety tests will be organized by the Secretariat afterward. Domestic applicants are subject to additional preliminary review and product executive standard filing formality at their provincial department. For imported fertilizers, qualification/identity of overseas producers and business relationship with its domestic agent are particularly reviewed. Technical data and sample requirements may vary depending on product nature, as summarized in the table.

An enterprise should submit a renewal application of its registration certificate six months before such registration expires. As provided by the Administrative Measures of Fertilizer Registration in China, our Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer should also register their renewal with the Gansu Province Administration of Agriculture. According to the instructions on fertilizer registrations published by the Gansu Government Services (http://www.gszwfw.gov.cn/art/2019/12/20/art_412266_8414.html), we are requested by Gansu Province Administration of Agriculture to provide a product quality inspection report issued by a qualified provincial or national inspection institution with China Metrology Accreditation, along with other procedural documents such as application forms. The Gansu Province Administration of Agriculture is responsible for adjudicating the adequacy of our application materials and making final decisions on approval. Qiming submitted all required documentation for renewal and was granted new registration certificates in January 2018. Qiming’s new registration certificates will expire in May 2025.

PRC Laws and Regulations on Natural Sausage Casings

The production of natural sausage casing must comply with the national standard Natural Sausage Casings (GB/T 7740-2006) promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (the “AQSIQ”) and the Standardization Administration of the PRC, which provides the definitions, categories, manufacturing requirements, quarantine methods, labels, packages, preservation and transportation of natural sausage casings. According to the circular of the AQSIQ, natural sausage casings shall not be categorized as food, and Chengdu QLS does not need to apply for the Food Production License.

PRC Laws and Regulations on Environmental Protection

The Ministry of Ecology and Environment is responsible for the uniform supervision and control of environmental protection in the PRC. It formulates national environmental quality and discharge standards and monitors the PRC’s environmental system. Ecology and Environment bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction.

Pursuant to the Law on Environmental Impact Evaluation of the PRC promulgated on October 28, 2002 and effective from September 1, 2003, and later amended on July 2, 2016 and December 29, 2018, manufacturers must prepare and file an environmental impact report setting forth the impact that the proposed construction project may have on the environment and the measures to prevent or mitigate the impact for approval by the relevant PRC government authority prior to commencement of construction of the relevant project. Gansu QLS and its subsidiaries have obtained approval for their environmental impact reports as required.

Pursuant to the Environmental Protection Law of the PRC, or the Environmental Protection Law, promulgated on December 26, 1989 with immediate effect and last revised on April 24, 2014, the environmental protection department of the State Council is in charge of promulgating national standards for environmental protection. The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Any entity that discharges pollution must obtain the Pollution Discharging License from the relevant environmental protection authority. Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property, personal injuries or death.

Pursuant to the Law of the People's Republic of China on the Prevention and Control of Atmospheric Pollution promulgated by the NPC on September 5, 1987, last amended on October 26, 2018 and effective from September 1, 2000, the environmental protection authorities above the county level are in charge of exercising unified supervision and administration of prevention and control of air pollution. Manufacturers discharging polluted air must comply with applicable national and local standards. Manufacturers discharging polluted air must pay polluted air discharging fees. If a manufacturer emits polluted air exceeding national or local standards, it must correct its action during a prescribed period of time and the manufacturer may be subject to penalties.

Pursuant to the Water Pollution Prevention Law of the PRC, which was originally promulgated by the NPC on May 11, 1984 and amended on May 15, 1996, February 28, 2008 and June 27, 2017, effective from January 1, 2018, manufacturers must discharge water pollutants in accordance with national and local standards. If the water pollutants discharged exceed national or local standards, the manufacturer would be subject to fines amounting between 0.1 million to 1 million RMB. In addition, the environmental protection authority has the right to order such manufacturer to correct their actions by reducing the amount of discharge during a stipulated period of time by restricting or suspending their operations. If the manufacturer fails to correct its action at the expiration of the stipulated period, the environmental protection authority may, subject to approval by the relevant level of the PRC government, shut down the manufacturer.

Gansu QLS has obtained its Pollutant Discharging Permit valid from December 29, 2020 to December 28, 2025, and Chengdu QLS has obtained the Pollutant Discharging Permit valid from May 30, 2019 to May 29, 2022, as required by the Air Pollution Prevention Law of the PRC as well as the Water Pollution Prevention Law of the PRC.

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017, and the Special Management Measures for Foreign Investment Access (2020 version), or the Negative List, which came into effect on July 23, 2020. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The pharmaceutical industry, except for the production of confidential prescription products of proprietary Chinese medicines and the application of steaming, frying, simmering and calcining and other processing techniques for traditional Chinese medicine pieces, which are prohibited to be invested in by foreign capital, falls within the permitted category in accordance with the Catalogue and the Negative List. As of the date of this prospectus, our current production and operation do not fall within any items on the Negative List. However, we may in the future acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, and as result it is likely that our production and operation would be subject to the Negative List. As a result, we would not be able to hold any equity of Gansu QLS and its subsidiaries.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. The State also establishes information reporting system and national security review system according to the Foreign Investment Law.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014 and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on June 30, 2018 with immediate effect. The above-mentioned laws form the legal framework for the PRC Government to regulate Foreign-invested Enterprises. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of Foreign-invested Enterprises.

According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation. Chengdu Qilian Trading Co., Ltd. is a Foreign-invested Enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Gansu QLS is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

PRC Laws and Regulations on Intellectual Property Rights

Regulations on Trademarks

The Trademark Law of the PRC was adopted at the 24th meeting of the SCNPC on August 23, 1982. Four amendments were made on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019. The last amendment was implemented on November 1, 2019. The Regulations on the Implementation of the Trademark Law of the PRC were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the Trademark Law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. We are currently holding 9 registered trademarks in China and enjoy the corresponding rights.

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on December 27, 2008, and effective from October 1, 2009 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on January 9, 2010, there are three types of patent in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

Our variable interest entity, Gansu QLS is currently holding 14 patents in China and enjoying the corresponding rights. In addition, Gansu QLS and Ahan have separately filed 3 and 1 patent applications with the Patent Administration Department of the PRC. We have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. To our knowledge, we do not violate the existing patent rights of any third party.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. We have completed filing for record for our domain name of “qlsyy.net” as a provider of non-commercial internet-based information services.

PRC Laws and Regulations on Foreign Exchange

General Administration of Foreign Exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Registration of Foreign Investment Enterprises

Pursuant to the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors promulgated by the SAFE, or the Notice, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with the foreign exchange bureau. Upon completion of registration formalities by the entities involved in direct investments in China, the entities may open accounts for direct investments in China such as preliminary expense account, capital fund account and asset realization account, etc. with the bank based on the actual needs. Upon completion of such registration formalities, foreign investment enterprises could also conduct settlement when contributing foreign exchange funds, and remit funds overseas in the event of capital reduction, liquidation, advance recovery of investment, profit distribution, etc.

Our WFOE has completed the foreign exchange registration formalities upon establishment. Consequently, Qilian International (Hong Kong) Holdings Limited, the sole shareholder of WFOE, is able to contribute capital to or receive distributions and dividends from WFOE.

Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and repealed Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by Circular No. 37) holds any interest in our SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, capital contribution to the SPV by the shareholder failing to comply with Circular No. 37, as well as the distribution of profits and dividends derived from the SPV to such shareholder may be prohibited. However, even if such shareholder fails to fulfil the required foreign exchange registration with the local SAFE branches, Qilian International and Qilian HK are not restricted in their ability to contribute additional capital to WFOE. Since Gansu QLS and its subsidiaries are only controlled by WFOE through contractual arrangements, and since WFOE is not a shareholder of Gansu QLS, neither Gansu QLS nor any of its subsidiaries have any obligations to contribute capital to WFOE, nor have they any rights to receive distributions or dividends from WFOE. Only capital contributions to a special purpose vehicle by its shareholders failing to comply with Circular 37, as well as the repatriation of profits and dividends derived from such special purpose vehicle to China by its shareholders are limited. Our WFOE is not prohibited from distributing its profits and dividends to Qilian International or Qilian HK or from carrying out other subsequent cross-border foreign exchange activities because WFOE has completed the foreign exchange registration formalities as required upon its establishment. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange administration authority may, according to Regulation of the People's Republic of China on Foreign Exchange Administration (2008 Revision) promulgated by the State Council with immediate effect on August 5, 2008, order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, became effective on June 1, 2015, and amended on December 30, 2019. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

There are a total of 151 Gansu QLS shareholders, who are PRC residents. Amongst them, 121 have signed the VIE agreements, but only 81 have completed the Circular 37 Registration. The remaining 40 shareholders who have yet to complete the Circular 37 Registration hold a total of 4.5% of shares of Gansu QLS. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7,199). Shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either.

Shareholders who have completed the Circular 37 registration would not be adversely affected and are allowed to contribute assets into the offshore special purpose vehicle and repatriate profits and dividends from them. Since our WFOE has completed its foreign exchange registration as a foreign investment enterprise, its ability to receive capital contribution, make distributions and pay dividends is not restricted.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, became effective on June 1, 2015 and last amended on December 30, 2019. According to Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises, meaning the monetary contribution confirmed by the foreign exchange authorities or the monetary contribution registered for account entry through banks, shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes:

•	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

•	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

•	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or

•	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi capital converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi capital shall not be provided as loans to non-affiliated entities.

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and last amended on April 23, 2019. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006, with its fifth protocol coming into effect on December 6, 2019. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. The Notice on the Understanding and Identification of the Beneficial Owners in the Tax Treaty (the “Notice”) was promulgated by SAT and became effective on October 27, 2009. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

Gansu GLS and its subsidiaries are resident enterprises and pay EIT tax at the rate of 25% in the PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes.

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the MOF on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling services of transportation, postal, basic telecommunications, construction and lease of immovable, selling immovable, transferring land use rights, selling and importing other specified goods including fertilizers; 6% for taxpayers selling services or intangible assets.

According to the Notice on the Adjustment to the Value-added Tax Rates issued by the SAT and the MOF on April 4, 2018, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. Subsequently, the Notice on Policies for Deepening Reform of Value-added Tax was issued by the SAT, the MOF and the General Administration of Customs on March 20, 2019 and took effective on April 1, 2019, which further adjusted the applicable tax rate for taxpayers making VAT taxable sales or importing goods. The applicable tax rates shall be adjusted from 16% to 13% and from 10% to 9%, respectively.

Currently, Gansu QLS and its subsidiaries are paying VAT at the rate of 13% for pharmaceutical manufacture and sales, health materials and medical consumable products manufacture, soy products manufacture, selling Heparin Sodium Preparations; 9% for lease of immovable, use of land and second-hand buildings, soy products manufacture, pollution disposing, selling of sausage casing; and 6% for human resource services.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 20% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”) , with its fifth protocol coming into effect on December 6, 2019,and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

We have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate. We have not filed required forms or materials with the relevant PRC tax authorities to prove that we should enjoy the 5% PRC withholding tax rate.

PRC Laws and Regulations on Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on December 29, 2018 and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Gansu QLS and its subsidiary company have entered into written employment contracts with all the employees and performed their obligations under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010, became effective on July 1, 2011, and was last amended on December 29, 2018,employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Gansu QLS has not deposited the social insurance fees in full for all the employees in compliance with the relevant regulations. Gansu QLS may be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears. Gansu QLS has deposited the social insurance fees as required by relevant regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.”

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Gansu QLS has opened bank accounts and deposited housing provident funds as required since August 2019. However, Chengdu QLS have not opened bank accounts for its employees’ housing funds deposits, or deposited employees’ housing funds, which may be ordered by the relevant PRC authorities to open the housing funds account, make the payment, and deposit within a prescribed time limit. If Chengdu QLS fails to go through the formalities to open the account within the prescribed time limit, a fine of not less than RMB10,000 nor more than RMB50,000 shall be imposed. If Chengdu QLS fails to make the payment and deposit within the prescribed time limit, an application may be made to the people’s court for compulsory enforcement.

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Contractual Arrangements between WFOE and Gansu QLS

Due to PRC legal restrictions on foreign ownership in the pharmaceutical sector, neither we nor our subsidiaries own any equity interest in Gansu QLS. Instead, we control and receive the economic benefits of Gansu QLS’s business operation through a series of contractual arrangements. WFOE, Gansu QLS and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on May 20, 2019. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Gansu QLS, including absolute control rights and the rights to the assets, property and revenue of Gansu GLS.

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the Exclusive Service Agreement between Gansu QLS and WFOE, WFOE provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be equal to 98.297% of the net profits of Gansu QLS, as reflected in the “ARTICLE 3 - SERVICE FEES” of the Amended Exclusive Service Agreement executed on August 27, 2019. This percentage represents the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total number of issued and outstanding shares of Gansu QLS.

The Exclusive Service Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both WFOE and Gansu QLS before expiration. Otherwise, this agreement shall be extended by another ten years automatically. Gansu QLS does not have the right to terminate the agreement unilaterally.

WFOE is currently managing Gansu QLS pursuant to the terms of the Exclusive Service Agreement. WFOE has absolute authority relating to the management of Gansu QLS, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Service Agreement does not prohibit related party transactions. The audit committee of the registrant is required to review and approve in advance any related party transactions, including transactions involving WFOE or Gansu QLS.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE and certain shareholders of Gansu QLS together holding 75,492,128 shares, or 98.297% of the total issued and outstanding shares, of Gansu QLS (“Gansu QLS Shareholders”), the Gansu QLS Shareholders pledged all of their equity interests in Gansu QLS to WFOE to guarantee the performance of Gansu QLS’ obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Gansu QLS breaches its contractual obligations under the Exclusive Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Gansu QLS Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Gansu QLS Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement shall be effective until the latest date of the following: (1) the secured debt in the scope of pledge is cleared off; (2) WFOE exercises its pledge rights pursuant to provisions and conditions of the Equity Pledge Agreement; and (3) the Gansu QL Shareholders transfer all the pledged equity interests to WFOE according to the Call Option Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Gansu QLS’s obligations under the Exclusive Service Agreement, (2) ensure the Gansu QLS Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent and (3) provide WFOE control over Gansu QLS. Under the Call Option Agreement, WFOE may be able to acquire the equity interests or the assets in Gansu QLS any time to the extent permitted by the PRC Law. In the event Gansu QLS breaches its contractual obligations under the Exclusive Service Agreement, WFOE will be entitled to foreclose on the Gansu QLS Shareholders’ equity interests in Gansu QLS and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests or the assets in Gansu QLS and in this situation, WFOE may terminate the Exclusive Service Agreement, Equity Pledge Agreement and Call Option Agreement after acquisition of all equity interests or assets in Gansu QLS or form new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests or assets and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

Call Option Agreement

Under the Call Option Agreement, the Gansu QLS Shareholders irrevocably granted WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Gansu QLS held by the Gansu QLS Shareholders. The purchase price should be no more than $1.00 subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective till all the transferred equity or transferred asset of Gansu QLS is legally transferred under the name of WFOE and/or other entity or individual designated by it.

Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney

Under the Shareholders’ Voting Rights Proxy Agreement and each Power of Attorney, each Gansu QLS Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting and the execution of relative Shareholder Resolution(s) of Gansu QLS; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Gansu QLS.

Each Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of its execution, so long as the relevant Gansu QLS Shareholder is a shareholder of Gansu QLS.

Spousal Consent

The spouses of the Gansu QLS Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) the Call Option Agreement entered into with WFOE and Gansu QLS; (b) the Shareholders’ Voting Rights Proxy Agreement entered into with WFOE and Gansu QLS; (c) the Equity Pledge Agreement entered into with WFOE; and (d) the Power of Attorney executed by each Gansu QLS Shareholder , and the disposal of the equity interests of Gansu QLS held by each Gansu QLS Shareholder and registered in his/her name.

The spouses further undertake not to make any assertions in connection with the equity interests of Gansu QLS which are held by the Gansu QLS Shareholders. They confirm that the Gansu QLS Shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertake to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

D.  Property, Plants and Equipment

We own our principal executive office, which is located at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. We use our principal executive office not only for corporate and administrative purposes, but also for manufacturing our oxytetracycline products and licorice TCMD products.

The Company also currently owns the following land use rights and properties for its operations:

Land Use Right Holder	Address	Legal Use	Area in Square Meters	Terms of Use
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	40456.33	Until June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	29519.37	June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	30610.14	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	24464.59	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	61972.6	Until January 7, 2043
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu	Industrial	14008.00	Until January 1, 2059

Property Title Holder	Address	Legal Use	Area in Square Meters
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	20243.26
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	11836.27
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	1669.33
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	63.44
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	9845.25
Chengdu Qilianshan Biotechnology Co.,Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	1082.84
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	664.08
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	168.34
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	738.09
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong* Lai City, Chengdu	Industrial	40.77
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	1130.03

*	Chengdu Qilianshan Biotechnology Co., Ltd. obtained its current property from judicial auctions. It has yet to receive a property ownership certificate for this property. Chengdu Qilianshan Biotechnology Co., Ltd. can still legally use this property even without a property ownership certificate.

In addition, the Company’s operating subsidiaries in China currently lease four properties as office space and employee dormitories.

Chengdu QLS currently leases from Sichuan Lianjia Real Estate Brokerage Co., Ltd., on an arm’s length basis, for an office space of approximately 78 square meters at No. 180, Building 6, No. 126 of Guanghua West 3rd Road, Qingyang District, Chengdu, Sichuan Province, China under a lease that expires on December 1, 2020 and can be renewed subject to mutual agreements by both parties.

Chengdu QLS also currently leases from Chengdu Dingsheng Jiaye Real Estate Brokerage Co., Ltd., on an arm’s length basis, for a dormitory of approximately 60 square meters at No. P02, Building P, No. 78 of Guanghua East 4th Road, Qingyang District, Chengdu, Sichuan Province, China under a lease that expires on October 18, 2020 and can be renewed subject to mutual agreements by both parties.

Gansu QLS currently leases from Ms. Kunqiong Zeng, on an arm’s length basis, for a dormitory of approximately 79 square meters at No. 1506, Unit 1, Building 8, No. 383 of Chengfei Avenue South Section, Qingyang District, Chengdu, Sichuan Province, China under a lease that expires on October 30, 2020 and can be renewed subject to mutual agreements by both parties.

Gansu QLS also currently leases from Ms. Jing Zhou, on an arm’s length basis, for a dormitory of approximately 84 square meters at No. 505, 5th Floor, Unit 1, Building 3, No. 30 of Guanghua West 3rd Road, Qingyang District, Chengdu, Sichuan Province, China under a lease that expires on November 9, 2020 and can be renewed subject to mutual agreements by both parties.

We believe that our current facilities are adequate and suitable for our operations.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.  Operating Results

Overview

We are engaged in the research, development, and production of licorice products, oxytetracycline products, TCMD product, heparin product, sausage casings, and fertilizers.

We were originally incorporated in the Cayman Islands on February 7, 2019. Our business is conducted by Gansu QLS, our VIE in the PRC, and its subsidiaries, using RMB, the currency of China.

On May 20, 2019, we, through our wholly foreign-owned entity Chengdu Trading, entered into a series of contractual agreements with Gansu QLS, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney (together, the “VIE agreements”). Pursuant to the VIE agreements, WFOE provides Gansu QLS with technical support, consulting services and other management services and is entitled to receive 98.297% of Gansu QLS’ net profits, this percentage being the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of Gansu QLS. In addition, Gansu QLS’s shareholders have pledged 98.297% of their equity interests in Gansu QLS to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE. Through the VIE agreements, Qilian Chengdu holds all the variable interests of Gansu QLS. Therefore, Qilian Chengdu is the primary beneficiary of Gansu QLS.

Based on the VIE arrangements, Gansu QLS is considered a VIE of Qilian Chengdu under U.S. GAAP. As the above entities were under common control before and after the execution of the VIE agreements, the restructuring was accounted for as a reorganization of entities under common control and consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Thus, the financial results presented here include those of VIEs from the first period presented.

As of the date of this annual report, there are 35,750,000 Ordinary Shares issued and outstanding.

Outlook

We plan to continue developing our business by expanding our marketing network and investing in pharmaceutical and chemical facilities, which depend heavily on sufficient capital. If we are not able to obtain equity or debt financing, we may not be able to execute our development and expansion plans, which could have material adverse effect on our future business performance and operating results.

Our net revenue for the year ended September 30, 2020 was $50.0 million, representing an increase of $3.9 million, or 9%, from $46.1 million for the year ended September 30, 2019. Net income attributable to our shareholders for the year ended September 30, 2020 was $5.1 million, representing a decrease of $0.2 million, or 5%, from $5.3 million for the year ended September 30, 2019. Non-GAAP EBITDA for the year ended September 30, 2020 was $7.2 million, representing a decrease of $1.2 million, or 14%, from $8.4 million for the year ended September 30, 2019. For additional information on EBITDA, please see the subsection “—EBITDA” below.

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP). The key measures that we use to evaluate the performance of our business are set forth below:

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight, custom clearance fees, and other miscellaneous expenses. Cost of goods sold generally changes as we incur higher or lower costs from suppliers and as the customer and product mix changes.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, selling and marketing expenses, professional fees, and other operating expenses.

Non-GAAP Financial Measures-EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that Management considers relevant for the readers of its consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

Our management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools, you should not consider them in isolation or as substitutes for analysis of our Company results as reported under U.S. GAAP. For example, EBITDA:

●	excludes certain tax payments that may represent a reduction in cash available to the Company;

●	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

●	does not reflect changes in, or cash requirements for, the Company’ working capital needs; and

●	does not reflect the significant interest expense, or the cash requirements, necessary to service the Company’s debt.

COVID-19

The outbreak of the novel coronavirus, commonly referred to as “COVID-19”, has significantly affected the economic and business activities within China. To contain the COVID-19 outbreak, the Chinese government has adopted restrictive measures such as city lockdowns, travel restrictions, and closures of business activities. As of the date of this prospectus, China has shown signs of COVID-19 slowdown and Chinese industries have gradually resumed businesses as government officials started to ease the restrictive measures since April 2020.

The COVID-19 outbreak has negatively impacted our businesses. Our manufacturing activities depend on a wide array of raw materials such as soybeans, corn starch, glycyrrhiza glabra plant, pig intestines, and many others. We have experienced substantive diminutions in raw material supplies due to the COVID-19 outbreak and ensuing lockdowns, in addition for the year ended September 30, 2020 the price of these raw materials has increased by approximately 4%-8% as compared to the same period of the last fiscal year. Our overall gross margin decreased from 21% for the year ended September 30, 2019 to 15% for the year ended September 30, 2020;

As of the date of this annual report, the COVID-19 coronavirus outbreak in China appears to be under control and majority of business activities have resumed under the guidance and support of the government. We have resumed manufacturing activities since February 27 2020. Most of our production lines have been restored to normal production capacity. However, the extent of future impact to which our operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China is still considered uncertain as COVID-19 continues to adversely affect the global economy and the potential for resurgences remain.

Results of Operations for the years ended September 30, 2020 and 2019

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2020 and 2019. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2020	2019	Amount	%
Net revenue	$50,033,200	$46,096,684	$3,936,516	9%
Cost of revenue	42,494,047	36,416,772	6,077,275	17%
Gross profit	7,539,153	9,679,912	(2,140,759)	(22)%
Selling, general and administrative expenses	2,728,009	3,501,374	(773,365)	(22)%
Income from operations	4,811,144	6,178,538	(1,367,394)	(22)%
Interest income (expense)	(242,877)	(223,657)	(19,220)	9%
Other income	1,237,082	987,038	250,044	25%
Income before income tax provision	5,805,349	6,941,919	(1,136,570)	(16)%
Provision for income taxes	864,908	1,033,440	(168,532)	(16)%
Net income	4,940,441	5,908,479	(968,038)	(16)%
Less: net income (loss) attributable to noncontrolling interest	(123,269)	576,161	(699,430)	(121)%
Net income attributable to Qilian International Holding Group Limited	$5,063,710	$5,332,318	$(268,608)	(5)%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended September 30,
	2020		2019		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Oxytetracycline & Licorice products and TCMD	$32,602,384	65%	$30,149,950	65%	$2,452,434	8%
Heparin products and Sausage casing	$16,729,115	33%	$15,397,503	33%	$1,331,612	9%
Fertilizer	$701,701	2%	$549,231	2%	$152,470	28%
Total	$50,033,200	100.0%	$46,096,684	100.0%	$3,936,516	9%

Compared with net revenue for the year ended September 30, 2019, our net revenue increased by $3.9 million, or an 9% increase, for the year ended September 30, 2020, which was primarily attributable to a $2.5 million increase in sales from oxytetracycline products and licorice products, and a $1.3 million increase in sales from heparin products and sausage casings.

Oxytetracycline & Licorice products and TCMD

For the year ended September 30, 2020, our sales for oxytetracycline products, licorice products and TCMD increased by approximately $2.5 million, or 8%, from approximately $30.1 million for the year ended September 30, 2019 to approximately $32.6 million for the year ended September 30, 2020. The sales of oxytetracycline products, licorice products and TCMD accounted for 97%, 2% and 1%, respectively, of this segment’s total sales for the year ended September 30, 2020, and 96%, 4% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2019. The increase in sales in this segment is due to the following reasons: 1) we conducted our scheduled facility maintenance from July 2019 to September 2019, which resulted in reduced oxytetracycline production by approximately 386 tons (a 16% decrease compared to that of fiscal year 2020). Although the outbreak of COVID-19 in early 2020 had negative impact of the manufacturing, we resumed production on February 27, 2020. Due to the production suspension in 2019, the quantity sold in 2019 was 16% less than the sales quantity in 2020, which contributed to $3.9 million of increase in sales in 2020. 2) Sales price per unit decreased by 5%, which is considered as normal in the course of business. The sales decreased by $0.6 million due to the price change. 3) during the COVID-19 outbreak in China, we switched part of our production lines to manufacture disinfection products in light of a shortage of such products, which contributed $148,000 in sales for the year ended September 30, 2020; 4) The sales increase in this segment was offset to a certain degree by a decrease in sales of licorice products. The COVID-19 outbreak in China during January to March had a significant impact on the sales of our licorice products. The sales volume of our licorice products decreased by 16% due to the logistics restraint and delays caused by China’s national lockdown during the COVID-19 outbreak. However, the market price of our licorice products had increased by 9% compared to same period in the last year due to the market’s high demand. Overall, the sales from our licorice products decreased by $0.3 million. 5) Due to the exchange rates, the sales for the year ended September 30, 2020 denominated in USD reduced by $0.6 million compared to that for the year ended September 30, 2019.

Heparin products and Sausage casings

Sales from heparin products increased by $1.3 million, or 9%, from $15.4 million for the year ended September 30, 2019, to $16.7 million for the year ended September 30, 2020. The increase of our sales of heparin products was mainly driven by the demand from our two long-term pharmaceutical customers. Due to COVID-19, eruption of the pandemic globally increased the demand for prescription medicines, vaccines and medical devices in pharmaceutical industries. The demand for heparin, a widely used medication also increased significantly during the pandemic. The sales made to our largest pharmaceutical customer in this segment increased by 179%, which contributed to $5.5 million of sales in this segment. Sales from other pharmaceutical customers increased by $0.6 million. However, our sales of sausage casing was decreased by $2.3 million due to the combined effect of COVID-19 outbreak and African Swine fever in China.

Fertilizer

Sales from fertilizer increased by $0.2 million, or a 28% increase, from $0.5 million for the year ended September 30, 2019 to $0.7 million for the year ended September 30, 2020. The increase in our sales of fertilizer products was due to our newly developed customers and regulatory policy of decreasing use of non-organic fertilizer and pesticide. Our fertilizer are mainly organic and more environmental friendly.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended September 30,		Changes
	2020	2019	Amount	%
Oxytetracycline & Licorice products and TCMD
Net revenue	$32,602,384	$30,149,950	$2,452,434	8%
Cost of revenue	25,004,712	22,324,422	2,680,290	12%
Gross profit	$7,597,672	$7,825,528	$(227,856)	(3)%
Gross Margin	23.3%	26.0%	(2.7)%

Heparin products and Sausage casing
Net revenue	$16,729,115	$15,397,503	$1,331,612	9%
Cost of revenue	17,184,665	13,905,846	3,278,819	24%
Gross profit	$(455,550)	$1,491,657	$(1,947,207)	(131)%
Gross Margin	(2.7)%	9.7%	(12.4)%

Fertilizer
Net revenue	$701,701	$549,231	$152,470	28%
Cost of revenue	304,670	186,504	118,166	63%
Gross profit	$397,031	$362,727	$34,304	9%
Gross Margin	56.6%	66.0%	(9.5)%

Total
Net revenue	$50,033,200	$46,096,684	$3,936,516	9%
Cost of revenue	42,494,047	36,416,772	6,077,275	17%
Gross profit	$7,539,153	$9,679,912	$(2,140,759)	(22)%
Gross Margin	15.1%	21.0%	(5.9)%

Oxytetracycline & Licorice products and TCMD

Cost of revenue was $25.0 million for the year ended September 30, 2020, an increase of $2.7 million, or 12%, from $22.3 million for the year ended September 30, 2019, which was primarily attributable to a $2.5 million, or 8%, increase in sales for this segment. Gross margin decreased from 26.0% to 23.3% primarily due to the increased raw material price in 2020. Due to COVID-19 pandemic, the restraint of raw material supply made the cost increased from 4% to 8% for major material we use for the products of this segment. Sales price has increased to absorb the cost increase, but in a smaller percentage.

Heparin products and Sausage casings

Cost of revenue was $17.2 million for the year ended September 30, 2020, an increase of $3.3 million, or 24%, from $13.9 million for the year ended September 30, 2019. This was primarily attributable to a significant increase in unit cost of our heparin products and sausage casings. Due to the combined effect of COVID-19 outbreak and African Swine fever in China, the general decrease in pig population and raw material supplies had caused a substantive increase in the unit cost of our heparin products and sausage casings. Cost of pig small intestine, which is the major material for the products in this segment, increased by 50% in 2020. Our market price for heparin products increased by 6% in the year end September 30, 2020 to reflect the cost increase. However, due to significant decreased demand for sausage casing, the selling price of sausage casing decreased by 11% for the year ended September 30, 2020, compared to selling price for the same period in 2019. The gross margin of sausage casing was (30)% for the year ended September 30, 2020, which lead to (2.7)% gross margin for this segment.

Fertilizer

Cost of revenue for our fertilizer products was approximately $305,000 for the year ended September 30, 2020, an increase of approximately $118,000, or 63%, from approximately $187,000 for the year ended September 30, 2019. The increase in cost of revenue was mainly due to our increased sales in fertilizer products. Gross margin decreased by 9.5% from 66% for the year ended September 30, 2019 to 56.6% for the year ended September 30, 2020. The decrease in gross margin was mainly due to a 34% increase in cost per unit, resulting from significantly decreased supply of raw materials during the COVID-19 outbreak, while a relatively consistent selling price per unit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2.7 million for the year ended September 30, 2020, an decrease of approximately $0.8 million, or 22%, from $3.5 million for the year ended September 30, 2019. The decrease was mainly attributable to the decrease of approximately $0.7 million in consulting and professional fees related to our effort to go public which were not eligible to be capitalized in accordance with the U.S. GAAP. As 2019 was the first year we prepared the public listing and filing, the majority filing cost were incurred in 2019.

Interest Expenses

Interest expenses are primarily generated from bank borrowings including bank loans and banknotes payable. Interest expenses were approximately $243,000 and $224,000 for the years ended September 30, 2020 and 2019, respectively.

Other Income

Other income was $1.2 million for the year ended September 30, 2020 as compared to $1.0 million for the year ended September 30, 2019, which was primarily consists of government grants and other non-operating incomes.

Income taxes Provision

Provision for income taxes decreased by $0.2 million, or 16%, from $1.0 million for the year ended September 30, 2019 to $0.8 million for the year ended September 30, 2020, as a result of the decreased income before income tax provision. Income before income tax provision was $5.8 million for the year ended September 30, 2020, compared to $6.9 million for the year ended September 30, 2019.

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was $0.1 million, decreased by $0.7 million or 121%, from approximately $0.6 million of net income attributable to non-controlling interest for the year ended September 30, 2019, The decrease was a result of the decrease of net income of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and Rugao experienced a net loss of approximately $704,000 for the year ended September 30, 2020 and it experienced a net income of approximately $1.0 million for the year ended September 30, 2019. Chengdu QLS manufactures our heparin products and sausage casings. As discussed in the net revenue and gross profit sections, due to the increased cost of heparin products and sausage casings, the gross margin decreased from 9.7% to (2.7)%. Therefore, Chengdu QLS turned from net profit in 2019 into net loss in 2020.

Net Income Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders decreased by $0.3 million, or 5%, from $5.3 million for the year ended September 30, 2019 to $5.0 million for the year ended September 30, 2020.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended September 30,		Changes
	2020	2019	Amount	%
Net income	$4,940,441	$5,908,479	$(968,038)	(16)%
Interest expense	242,877	223,657	19,220	9%
Income tax provision	864,908	1,033,440	(168,532)	(16)%
Depreciation & Amortization	1,105,588	1,188,173	(82,585)	(7)%
EBITDA	$7,153,814	$8,353,749	$(1,199,935)	(14)%
Percentage of EBITDA to revenue	14.3%	18.1%	(3.8)%

Our EBITDA was $7.2 million for the year ended September 30, 2020, a decrease of $1.2 million, or 14%, compared to $8.4 million for the year ended September 30, 2019. This was mainly due to the decrease in net income resulting from decreased gross profit, offset by the decrease in selling and administrative expenses. The percentage of EBITDA to revenue was 14.3% and 18.1% for the years ended September 30, 2020 and 2019, respectively.

Results of Operations for the years ended September 30, 2019 and 2018

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2019 and 2018. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2019	2018	Amount	%
Net revenue	$46,096,684	$50,369,013	$(4,272,329)	(8)%
Cost of revenue	36,416,772	42,236,773	(5,820,001)	(14)%
Gross profit	9,679,912	8,132,240	1,547,672	19%
Selling, general and administrative expenses	3,501,374	2,160,873	1,340,501	62%
Income from operations	6,178,538	5,971,367	207,171	3%
Interest expense	(223,657)	(216,187)	(7,470)	3%
Other income	987,038	390,792	596,246	153%
Income before income tax provision	6,941,919	6,145,972	795,947	13%
Provision for income taxes	1,033,440	943,363	90,077	10%
Net income	5,908,479	5,202,609	705,870	14%
Less: net income attributable to noncontrolling interest	576,161	33,102	543,059	1,641%
Net income attributable to Qilian International Holding Group Limited	$5,332,318	$5,169,507	$162,811	3%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended September 30,
	2019		2018		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Oxytetracycline & Licorice products and TCMD	$30,149,950	65%	$33,429,330	66%	$(3,279,380)	(10)%
Heparin products and Sausage casing	$15,397,503	33%	$16,225,787	32%	$(828,285)	(5)%
Fertilizer	$549,231	2%	$713,896	2%	$(164,664)	(23)%
Total	$46,096,684	100.0%	$50,369,013	100.0%	$(4,272,329)	(8)%

Compared with net revenue for the year ended September 30, 2018, our net revenue decreased by $4.3 million, or an 8% decrease, for the year ended September 30, 2019, which was primarily attributable to a $3.3 million decrease in sales from oxytetracycline products and licorice products, and a $0.8 million decrease in sales from heparin products and sausage casings.

Oxytetracycline & Licorice products and TCMD

For the year ended September 30, 2019, our sales for oxytetracycline products, licorice products and TCMD decreased by approximately $3.3 million, or 10%, from approximately $33.4 million for the year ended September 30, 2018 to approximately $30.1 million for the year ended September 30, 2019. The sales of oxytetracycline products, licorice products and TCMD accounted for 96%, 4% and 0%, respectively, of this segment’s total sales for the year ended September 30, 2019, and 96.1%, 3.8% and 0.1%, respectively, of such segment’s total sales for the year ended September 30, 2018. The decrease in sales in this segment is due to the following reasons: first, the exchange rate of the RMB against the US dollar decreased from 6.54 in 2018 to 6.87 in 2019, causing the sales denominated in US dollar to decrease by approximately $1.7 million; second, we conducted our scheduled facility maintenance from July 2019 to September 2019, which resulted in reduced oxytetracycline production by approximately 360 tons (a 19% decrease from that of fiscal year 2018). However, such decrease in production was partially offset by a 12% increase in the sale price of our oxytetracycline products as compared to fiscal year 2018. As a result, the sales revenues of our oxytetracycline products for the fiscal year ended June 30, 2019 decreased by approximately $1.6 million as compared to fiscal year ended June 30, 2018. Our sales for licorice products decreased by approximately $0.16 million, or 16.7%, from approximately $0.96 million for the year ended September 30, 2018 to approximately $0.8 million for the year ended September 30, 2019. Our sales for TCMD products decreased by $6,589, or 16.7%, from $11,735 for the year ended September 30, 2018 to $5,146 for the year ended September 30, 2019.

Heparin products and Sausage casings

Sales from heparin products decreased by $0.8 million, or a 5% decrease, from $16.2 million for the year ended September 30, 2018, to $15.4 million for the year ended September 30, 2019. The decrease of $0.76 was mainly caused by the exchange rate of the RMB against the US dollar decreasing from 6.54 in 2018 to 6.87 in 2019. The sales denominated in RMB for these periods were stable. Due to the outbreak and ongoing spread of African Swine fever in China since November 2018, the decrease of pig population caused a dramatic decrease in our production quantity of Heparin products and sausage casings while the price of these products increased dramatically. As a result, although the sales quantity of heparin product and sausage casing for the year ended September 30, 2019 decreased by 54% and 15%, respectively, from the year ended September 30, 2018, the fluctuation of total revenue denominated in RMB was insignificant as the price of these products increased by 84% and 42%, respectively.

Fertilizer

Sales from fertilizer decreased by $0.2 million, or a 23% decrease, from $0.7 million for the year ended September 30, 2018 to $0.5 million for the year ended September 30, 2019. Sales quantity has decreased by 8% and sales price decreased by 12%. The decrease in our fertilizers’ sales was due to unusual weather conditions in Tibet, where a majority of our customers of fertilizer products are located. More specifically, Tibet experienced the coldest days in 19 years from December 2018 to February 2019 while the average precipitations during that time were the highest in 39 years. Such unusual weather conditions significantly interfered with Tibetan’s local cultivation activities and caused the area’s demand for fertilizer products to decrease in general during our 2019 fiscal year.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended September 30,		Changes
	2019	2018	Amount	%
Oxytetracycline & Licorice products and TCMD
Net revenue	$30,149,950	$33,429,330	$(3,279,380)	(10)%
Cost of revenue	22,324,422	26,159,584	(3,835,162)	(15)%
Gross profit	$7,825,528	$7,269,746	$555,782	8%
Gross Margin	26.0%	21.7%	4.3%

Heparin products and Sausage casing
Net revenue	$15,397,503	$16,225,787	$(828,284)	(5)%
Cost of revenue	13,905,846	15,841,870	(1,936,024)	(12)%
Gross profit	$1,491,657	$383,917	$1,107,740	289%
Gross Margin	9.7%	2.4%	7.3%

Fertilizer
Net revenue	$549,231	$713,896	$(164,665)	(23)%
Cost of revenue	186,504	235,319	(48,815)	(21)%
Gross profit	$362,727	$478,577	$(115,850)	(24)%
Gross Margin	66.0%	67.0%	(1.0)%

Total
Net revenue	$46,096,684	$50,369,013	$(4,272,329)	(8)%
Cost of revenue	36,416,772	42,236,773	(5,820,001)	(14)%
Gross profit	$9,679,912	$8,132,240	$1,547,672	19%
Gross Margin	21.0%	16.1%	4.9%

Oxytetracycline & Licorice products and TCMD

Cost of revenue was $22.3 million for the year ended September 30, 2019, a decrease of $3.9 million, or 15%, from $26.2 million for the year ended September 30, 2018, which was primarily attributable to a $3.3 million, or 10%, decrease in sales for this segment. Gross margin increased from 21.7% to 26.0% primarily due to the increased market price of oxytetracycline products in 2019. Due to local governments’ increasingly strict enforcement of environmental regulations, manufacturers in general are gradually upgrading manufacturing facilities to better comply with environmental regulations and we observed a significant decrease in supply from 2018 to 2019. As our oxytetracycline sales price increased by 13% compared to 2018, the overall gross margin of this segment increased to 26.0%.

Heparin products and Sausage casings

Cost of revenue was $13.9 million for the year ended September 30, 2019, a decrease of $1.9 million, or 12%, from $15.8 million for the year ended September 30, 2018. This was primarily attributable to a combined effect of a decrease in sales quantity and an increase in unit cost of our Heparin products and sausage casings. Due to the outbreak and ongoing spread of African Swine fever in China since November 2018, the decrease of pig population caused an increase in the unit cost of our Heparin products and sausage casings while the price of these products increased dramatically. The sales price of our heparin products and sausage casing increased by 84% and 42%, while the cost of revenue per unit only increased by 82% and 16%, respectively. Since the increase in the selling price of heparin products and sausage casings was higher than the increase in the cost of revenue per unit, the gross margin of heparin products and sausage casings increased from 2.4% to 9.7%.

Fertilizer

Cost of revenue for our fertilizer products was approximately $187,000 for the year ended September 30, 2019, a decrease of approximately $49,000, or 21%, from approximately $235,000 for the year ended September 30, 2018. The decrease in cost of revenue was mainly due to our decreased sales quantity in fertilizer products and relatively consistent cost of sales per unit. Gross margin decreased by 1% from 67% for the year ended September 30, 2018 to that of 66% for the year ended September 30, 2019. The decrease in gross margin was mainly due to a 12% decrease in selling price and a relatively consistent cost of sales per unit. Customers of our fertilizers are individual customers located in Tibet. Tibet experienced the coldest days in 19 years from December 2018 to February 2019 while the average precipitations during that time were the highest in 39 years. Such unusual weather conditions significantly interfered with Tibetan’s local cultivation activities and caused the area’s demand for fertilizer products to decrease in general during our 2019 fiscal year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3.5 million for the year ended September 30, 2019, an increase of approximately $1.3 million, or 62%, from $2.2 million for the year ended September 30, 2018. The increase was mainly attributable to: (a) an increase of approximately $1.0 million in consulting and professional fees related to our effort to go public which were not allowed to be capitalized in accordance with the U.S. GAAP, and (b) an increase of $0.3 million in advertising and promotion expenses for our sales.

Interest Expenses and Bank Charges

Interest expenses and bank charges are primarily generated from bank borrowings including bank loans and banknotes payable. Interest expenses were approximately $224,000 and $216,000 for the years ended September 30, 2019 and 2018, respectively.

Other Income

Other income primarily consists of government grants and other non-operating incomes. Other income was $1.0 million for the year ended September 30, 2019 as compared to $0.4 million for the year ended September 30, 2018, representing an increase of $0.4 million in government grants, an increase of $0.1 million in investment income attributable to equity investment, and a decrease in loss of approximately $0.1 million from marketable securities incurred in 2018 from marketable securities which were sold.

Income taxes Provision

Provision for income taxes increased by $0.1 million, or 10%, from $0.9 million for the year ended September 30, 2018 to $1.0 million for the year ended September 30, 2019, as a result of the increased income before income tax provision. Income before income tax provision was $6.9 million for the year ended September 30, 2019, compared to $6.1 million for the year ended September 30, 2018.

Net Income Attributable to Non-controlling interest

Net income attributable to non-controlling interest increased by approximately $0.5 million, or 1,641%, from approximately $33,000 for the year ended September 30, 2018 to approximately $576,000 for the year ended September 30, 2019, as a result of the increase of net income of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS experienced a net loss of approximately $90,000 for the year ended September 30, 2018; and it experienced a net income of approximately $1.0 million for the year ended September 30, 2019. Its non-controlling shareholders’ ownership decreased from 48.57% as of September 30, 2018 to 28.25% starting from March 21, 2019. Chengdu QLS manufactures our heparin products and sausage casings. As discussed in the net revenue and gross profit sections, due to the increased sales price and decreased sales quantity of our heparin products and sausage casings, revenue from heparin products and sausage casing remained stable and their gross margin increased from 2.4% to 9.7%. Therefore, Chengdu QLS turned from net loss in 2018 into net income in 2019.

Net Income Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders increased by $0.1 million, or 3%, from $5.2 million for the year ended September 30, 2018 to $5.3 million for the year ended September 30, 2019.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended September 30,		Changes
	2019	2018	Amount	%
Net income	$5,908,479	$5,202,609	$705,870	14%
Interest expense	223,657	216,187	7,470	3%
Income tax provision	1,033,440	943,363	90,077	10%
Depreciation & Amortization	1,188,173	1,254,098	(65,925)	(5)%
EBITDA	$8,353,749	$7,616,257	$737,492	10%
Percentage of EBITDA to revenue	18.1%	15.1%	3%

Our EBITDA was $8.4 million for the year ended September 30, 2019, an increase of $0.7 million, or 10%, compared to $7.6 million for the year ended September 30, 2018. This was mainly due to an increase in net income resulting from increased gross profit and an increase in other income, offset by an increase in selling and administrative expenses. The percentage of EBITDA to revenue was 18.1% and 15.1% for the years ended September 30, 2019 and 2018, respectively.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require our management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, cash flow and related disclosure of contingent assets and liabilities. The estimates include, but are not limited to, accounts receivable, revenue recognition, inventory realization, impairment of long-lived assets and income taxes. We bases our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Our management believes that among their significant accounting policies, which are described in Note 2 to the audited consolidated financial statements of the Company included elsewhere in this annual report, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, our management believes these are the most critical to fully understand and evaluate our financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our critical accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, impairment of intangible assets, and income taxes. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. We usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2020 and September 30, 2019, the allowances for doubtful accounts were $206,856 and $10,796, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Revenue recognition

On October 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective method for contracts that were not completed as of October 1, 2018. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on our consolidated balance sheets, statement of income, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that we will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The majority of our contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Our revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentive, which are accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

The contract assets and contract liabilities are recorded on the consolidated balance sheets as accounts receivable and advance from customers as of September 30, 2020 and 2019. For the year ended September 30, 2020 and 2019, revenue recognized from performance obligations related to prior periods was insignificant.

Impairment of Long-lived Assets

We assess our long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value.

Income taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We do not believe that there was any uncertain tax position at September 30, 2020 and 2019.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. We are currently assessing the impact of adopting this standard, but based on a preliminary assessment, do not expect the adoption of this guidance to have a material impact on our condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We do not expect that the adoption of this ASU will have a material impact on our financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

B.  Liquidity and Capital Resources

Liquidity and Capital Resources

As of September 30, 2020, we had cash of approximately $11.9 million. We have funded our working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations, and bank loans. Cash was used to pay for inventory, salaries, selling expenses, rental expenses, income taxes, other operating expenses, and repay debts.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2020. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the financial reporting release date. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for our products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our debt.

The following table summarizes our cash flow data for the year ended September 30, 2020, 2019 and 2018:

	For the year ended September 30,
	2020	2019	2018
Net cash provided by (used in) operating activities	$5,076,014	$(580,197)	4,438,015
Net cash used in investing activities	(375,592)	(666,629)	(1,386,080)
Net cash provided by financing activities	2,140,503	373,650	(3,116,213)
Effect of exchange rate on cash	431,765	(157,163)	(181,798)
Net increase (decrease) in cash and cash equivalents	$7,272,690	$(1,030,339)	(246,076)

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, and adjusted for the effect of working capital changes. Net cash provided by operating activities was approximately $5.1 million for the year ended September 30, 2020, an increase of $5.7 million cash provided by operating activities, or 975%, compared to net cash used in operating activities of $0.6 million for the year ended September 30, 2019. The increase was a result of increase in working capital from inventory for $4.9 million, advance from customers for $3.7 million, tax payable of $1.8 million, and accrued expense of $0.6 million, offset by decrease of net income of $1.0 million and change of working capital mainly resulting from the change in account receivable of $1.4 million and bank acceptance receivable of $3.4 million.

Net cash used in operating activities was approximately $0.6 million for the year ended September 30, 2019, a decrease of $5.0 million cash provided by operating activities, or 113%, compared to net cash provided by operating activities of $4.4 million for the year ended September 30, 2018. The decrease was a result of decrease in working capital from inventory for $6.3 million, advance from customers for $2.0 million, and tax payable of $1.5 million, offset by $4.7 million from increase of net income of $0.7 million and change of working capital mainly resulting from the change in accounts receivable of $1.8 million, bank notes receivable of $0.8 million, accounts payable of $0.8 million and advances to supplies of $0.6 million.

Investing Activities

Net cash used in investing activities was approximately $0.4 million for the year ended September 30, 2020, 2020, a decrease of $0.3 million, or 44%, compared to $0.7 million net cash used in investing activities for the year ended September 30, 2020. The decrease was mainly due to the decrease of cash paid for the purchase of property and equipment of $0.2 million and decrease of payment made for long term investment of $0.1 million. For the year ended September 30, 2019, we made $64,000 investments and for the for the year ended September 30, 2020, we received dividend distribution of $57,000.

Net cash used in investing activities was approximately $0.7 million for the year ended September 30, 2019, a decrease of $0.7 million, or 52%, compared to $1.4 million net cash used in investing activities for the year ended September 30, 2018. The decrease was mainly due to the decrease of cash paid for the purchase of property and equipment of $0.5 million and payment made for long-term investment of $0.2 million.

Financing Activities

Net cash provided by financing activities was approximately $2.1 million for the for the year ended September 30, 2020, an increase of $1.8 million, or 473%, compared to $0.4 million for the year ended September 30, 2019. The increase was a result of a $0.7 million increase in net bank loan proceeds, offset by a $0.6 million decrease in notes payable payment.

Net cash provided by financing activities was approximately $0.4 million for the year ended September 30, 2019, an increase of $3.5 million, or 112%, compared to $3.1 million for the year ended September 30, 2018. The increase was a combined result of a $3.0 million increase in bank loan proceeds, a $0.5 million decrease in notes payable payment, and a $0.7 million decrease in payment made for the cash dividend to shareholders, offset by a $0.2 million decrease in capital contribution from shareholders, and an increase of $0.1 million in cash payment for acquisition of noncontrolling interest for $0.1 million.

Capital Expenditures

Our capital expenditures were $0.5 million, $0.6 million and $1.1 million in fiscal years ended September 30, 2020, 2019 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Qilian International Holding Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiary. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds from future financing activities to make loans or additional capital contributions to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2020:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than
Bank loans	$7,349,375	$7,349,375	$—	$—	$—
Operating lease	$264,284	$61,147	$122,294	$58,794	$22,049
Total	$7,613,659	$7,410,522	$122,294	$58,794	$22,049

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2020.

G. Safe Harbor

See “Forward-Looking Statements” of this annual report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhanchang Xin	54	Chairman of the Board of Directors and Chief Executive Officer
Haiping Shi	48	Chief Financial Officer and Director
Marta New	41	Independent Director
Ming Jing	57	Independent Director
David Moss	49	Independent Director

Mr. Zhanchang Xin has been our Chairman of the Board and Chief Executive Officer since our incorporation. Since August 2006, Mr. Xin has served as Chairman of the Board for Gansu Qilianshan Pharmaceutical Co. Ltd. (“Gansu QLS”). Mr. Xin has over 30 years of research and engineering in the pharmaceutical industry. He has worked for Gansu QLS for 33 years and has published pharmaceutical research papers in Chinese medical journals such as “China Medical Industry Journal” and “Gansu Pharmaceutical”. In June 1986, Mr. Xin received a Bachelor Degree in Pharmacy from the School of Medicine at Lanzhou University. Mr. Xin received his Master Degree in Business Administration from Beijing Technology and Business University in December 2004.

Ms. Haiping Shi has served as our director since December 2020 and as our Chief Financial Officer since June 15, 2020. Since April 2018, Ms. Shi has served as the Chief Financial Officer and Head of Financial Department for Gansu QLS. From February 2014 to March 2018, Ms. Shi served as the Head of Financial Department for Gansu QLS. From February 2012 to January 2014, Ms. Shi served as the Deputy General of Financial Department of Gansu QLS. Ms. Shi received a Three-Year College Degree from Gansu Radio and Television University in July 1995. She received an Accounting Intermediate Qualification Certificate awarded by China’s Ministry of Human Resources and Social Security and China’s Ministry of Finance in May 2008.

Dr. Marta New has served as our independent director since December 2020. Dr. New has served as the president and chief executive officer of Radyus Research Inc. since October 2019. From September 2016 to July 2019, Dr. New served as a partner of Agent Capital, LLC, during which time Dr. New participated in multiple deals in oncology, immunology and rare disease areas including Orchard Therapeutics (Nasdaq: ORTX) and Precision Biosciences (Nasdaq: DITL). Prior to that, Dr. New served as a principal investor at Baxter Ventures, a corporate venture arm of Baxter International (NYSE: BAX) from December 2013 to August 2016. Dr. New received her bachelor’s degree in biology from University of Novi Sad in Republic of Serbia in 2002. Dr. New received her Ph.D. in microbiology and immunology from University of Illinois in 2006. Dr. New received an MBA degree from Northwestern University in 2011.

Mr. Ming Jing has served as our independent director since December 2020. From 2003 to present, Mr. Jing has been a professor, doctorate degree tutor and associate Dean of the School of Pharmacy at Gansu University of Traditional Chinese Medicine and published more than seventy research papers on prominent science journals such as Science Citation Index (SCI) and Chinese Science Citation Database (CSCD). To date, Mr. Jing has also obtained 6 National Patent Certificates as a first inventor. Mr. Jing earned a Bachelor’s Degree from Lanzhou University in 1986.

Mr. David J. Moss has served as our independent director since December 2020. Mr. Moss is currently serving as Chief Financial Officer at Inmune Bio Inc. (Nasdaq trading symbol “INMB”), which is a company focusing on developing and commercializing products to treat immune system diseases. Mr. Moss is also a director of CareSpan International, Inc. and served as a director of Pegasi Energy Resources Corporation from May 2007 to January 2014 and was a founding investor in Reliant Service Group LLC which recently sold in 2015 to a leading private equity firm. From 1996 until 2001 he served as Managing Partner at a Seattle based venture capital firm, The Phoenix Partners. From November 2010 until October 2011, Mr. Moss was the Chief Executive Officer, sole director and a majority shareholder of Tamandare Explorations Inc. a private specialty pharmaceutical company. Mr. Moss holds an MBA from Rice University and a BA in Economics from the University of California, San Diego.

B. Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2020, we paid an aggregate of $32,522 in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The following table sets forth certain information with respect to compensation for the fiscal year ended September 30, 2020:

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Zhanchang Xin, Chief Executive Officer	2020	17,939	0	0	0	0	0	0	17,939
Haiping Shi, Chief Financial Officer	2020	14,583	0	0	0	0	0	0	14,583

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receiving bribes, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C. Board Practices

Board of directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq Stock Market generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq Stock Market permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Even though we do not currently rely on this “home country practice” exception, we may consider following home country practice in the future.

Committees of the board of directors

We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.

Audit Committee. Our audit committee consists of David Moss, Marta New, and Ming Jing. David Moss is the chairman of our audit committee. We have determined that David Moss, Marta New, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that David Moss qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing any audit problems or difficulties and management’s response with the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of David Moss, Marta New, and Ming Jing. Ming Jing is the chairman of our compensation committee. We have determined that David Moss, Marta New, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending compensation packages for our most senior executive officers to the board;

•	approving and overseeing compensation packages for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ming Jing, Marta New, and David Moss. Marta New is the chairperson of our nominating and corporate governance committee. Ming Jing, Marta New, and David Moss satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties and Functions of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and other distributions, and (iii) appointing officers and determining their terms of offices and responsibilities.

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

D. Employees

We had 292, 280, and 292 employees in total as of December 31, 2020 and September 30, 2019 and 2018, respectively. There are 231 employees in Gansu QLS, 17 employees in Qiming, and 44 employees in Chengdu QLS and they work in the following capacities: management, administration, supplement, production, quality control, R&D, strain cultivation, chemical residue cleaning, ingredient combination, disinfection, tablet making, drug preparation, packaging, equipment operator, plate framing, boiler management, bottle making, biochemistry monitoring, powder making, crystalizing, decolorization, docking, product loading, facility repair, air compressor management, water pump management, water treatment, plumbing, welding, hygiene, intestine cleaning, salting, salt disintegration, vehicle management and financial management.

As of December 31, 2020, our employees were located in Jiuquan City, Chengdu City and Qionglai City, China.

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionlai City for Gansu QLS, Qiming and Chengdu QLS as of December 31, 2020:

Gansu QLS	Number of Employees
General Management	20
Manufacturing Management	5
Facility Management	5
Financial Management	5
Warehouse Management	3
Operators	110
Assay and Quality Control Department	15
Logistics Department	6
Laboratory and Facilities	47
Facility Maintenance	6
Sales Department	5
Procurement	4
Total	231

Qiming	Number of Employees
General Management	4
Sales Department	1
Statistics	1
Drivers	4
Facility Management	1
Operators	6
Total	17

Chengdu QLS	Number of Employees
General Management	9
Financial Department	2
Warehouse Management	2
Assay and Quality Control Department	4
Operators	26
Driver	1
Total	44

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this annual report, we have failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of our VIE agreements, nor will it affect the validity of out VIE agreements.

We believe that we maintain a good working relationship with our employees, and we are not in the process of any labor disputes.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of January 31, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 35,750,000 Ordinary Shares issued and outstanding as of January 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Zhanchang Xin (1)	13,839,000	38.71%
Haiping Shi (2)	7,131,000	19.95%
David Moss	—	—
Ming Jing	—	—
Marta New	—	—
All directors and executive officers as a group:	20,970,000	58.66%

5% Shareholders:
Zhijiu Holdings Limited (3)	7,131,000	19.95%
Gandikang Holdings Limited (4)	6,717,000	18.79%
Ahanzhai Development Limited (5)	1,839,000	5.14%

Notes:

*	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

†	Unless otherwise indicated, the address of our directors and executive officers is Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China.

(1)	Represents 12,000,000 Ordinary Shares directly held by Mr. Zhanchang Xin and 1,839,000 Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)	Represents 7,131,000 Ordinary Shares held by Zhijiu Holdings Limited, which is 100% owned by Ms. Haiping Shi. The registered address of Zhijiu Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents 7,131,000 Ordinary Shares held by Zhijiu Holdings Limited, which is 100% owned by Ms. Haiping Shi. The registered address of Zhijiu Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Represents 6,717,000 Ordinary Shares held by Gandikang Holdings Limited, which is 100% owned by Mr. Dingqian Liu. The registered address of Gandikang Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	Represents 1,839,000 Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we made purchases and sales to affiliated companies controlled by our major shareholders or subsidiaries. For the fiscal years ended September 30, 2020, 2019 and 2018, we made sales to affiliated companies in the amount of $10,134, $94,316 and $148,417, respectively. For the year ended September 30, 2020 and 2019, we did not make any purchase from affiliate companies. For the year ended September 30, 2018, we purchased from affiliated companies in the amount of $27,260.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not currently involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividend Policy

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 12, 2021. Our Ordinary Shares trade under the symbol “QLI.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 12, 2021. Our Ordinary Shares trade under the symbol “QLI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, filed as Exhibit 3.1 to our registration statement on Form F-1 (File Number 333-234460) filed with the Securities and Exchange Commission on November 4, 2019, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on October 16, 2019.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$166,667 divided into 100,000,000 Ordinary Shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to our Amended and Restated Memorandum and Articles of Association and the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange (as defined under our articles) or in any other form approved by our board of directors and may be under hand or by electronic machine imprinted signature or by such other manner of execution as our board of directors may approve from time to time.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares transferred are fully paid up and free of any lien in our favor; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal. This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Since our ordinary shares are listed on the Nasdaq, the legal title to such ordinary shares and the registration details of those ordinary shares in our register of members remain with DTC/Cede & Co. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange (as defined under our articles), be suspended and our register of members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the register of mortgages).

General Meeting of Shareholders

We may, but shall not (unless required by the rules of Nasdaq) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with our Articles of Association.

Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and advance notice of at least 14 days is required for any other general meeting of our shareholders.

A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all the outstanding shares carrying the right to vote at such general meeting.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	is not required to make its register of members open to inspection by shareholders;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Gansu Xiongtao Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Qilian International Holding Group Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Qilian International Holding Group Limited and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Qilian International Holding Group Limited and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Gansu Xiongtao Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-234460), as amended, to register our Ordinary Shares in relation to our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-234460) in relation to the initial public offering of 5,000,000 Ordinary Shares at an initial public offering price of $5.00 per Ordinary Share. Our initial public offering closed on January 14, 2021. Univest Securities, LLC was the representative of the underwriters for our initial public offering. On January 15, 2021, Univest Securities, LLC exercised the over-allotment option in full to purchase an additional 750,000 Ordinary Shares.

We received net proceeds of approximately $25.7 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on December 30, 2020. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.04 million, which included approximately $2.01 million in underwriting discounts for the initial public offering and approximately $1.03 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of September 30, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended September 30, 2018, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting as of September 30, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to the deficiency in the ability of our in-house accounting professionals to generate financial statements and related disclosures in the form required by applicable SEC requirements. Due to the foregoing material weakness, management concluded that as of September 30, 2020, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.” In addition, we cannot assure that we will not identify additional material weaknesses when we are required to include management’s assessment regarding internal control over financial reporting in our annual report on Form 20-F for fiscal years beginning after September 30, 2020.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Moss, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 14.1 of our registration statement on Form F-1 (File Number: 333-234460), as amended, initially filed with the SEC on November 4, 2019.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended September 30,
Services	2020	2019
	US$	US$
Audit Fees(1)	250,000	250,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other fees(4)	—	—

Total	250,000	250,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Global Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Liberal Education Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.1	Employment Agreement by and between CEO Zhanchang Xin and the Company on June 6, 2019 (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.2	Employment Agreement by and between CFO Haiping Shi and the Company on June 15, 2020 (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.3	Indemnification Agreement (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.4	Amended Exclusive Service Agreement (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.5	Equity Pledge Agreement (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.6	Call Option Agreement (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.7	Shareholders’ Voting Rights Proxy Agreement (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.8	Form of Power of Attorney (included in Exhibit 4.6)

4.9	From of Spousal Consents (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.10	Unofficial English translation of Working Capital Loan Contract between Gansu Qilianshan Pharmaceutical Co., Ltd. and Agricultural Bank of China, dated March 25, 2019 (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.11	Unofficial English translation of Working Capital Loan Contract between Gansu Qilianshan Pharmaceutical Co., Ltd. and Agricultural Bank of China, dated May 21, 2019 (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.12	Unofficial English translation of Working Capital Loan Contract between Gansu Qilianshan Pharmaceutical Co., Ltd. and Agricultural Bank of China, dated July 12, 2019 (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.13	Unofficial English translation of Working Capital Loan Contract between Gansu Qilianshan Pharmaceutical Co., Ltd. and Agricultural Development Bank of China, dated February 10, 2020 (incorporated herein by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.14	Unofficial English translation of Working Capital Loan Contract between Gansu Qilianshan Pharmaceutical Co., Ltd. and Bank of Lanzhou, dated April 2, 2020 (incorporated herein by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.15	Unofficial English translation of Lease Agreement between Chengdu Qilianshan Biotechnology Co., Ltd. and Chengdu Dingsheng Jiaye Real Estate Brokerage Co., Ltd., dated October 19, 2019 (incorporated herein by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.16	Unofficial English translation of Lease Agreement between Gansu Qilianshan Pharmaceutical Co. Ltd. and Ms. Kunqiong Zeng, dated October 19, 2019 (incorporated herein by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.17	Unofficial English translation of Lease Agreement between Gansu Qilianshan Pharmaceutical Co. Ltd. and Ms. Jing Zhou, dated November 9, 2019 (incorporated herein by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.18	Unofficial English translation of Lease Agreement between Chengdu Qilianshan Biotechnology Co., Ltd. and Sichuan Lianjia Real Estate Brokerage Co., Ltd., dated December 1, 2019 (incorporated herein by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

†	As permitted by Rule 405 of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qilian International Holding Group Limited

	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Date: February 11, 2021

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Qilian International Holding Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qilian International Holding Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

February 11, 2021

Qilian International Holding Group Limited and Subsidiaries

Consolidated Balance Sheets

	As of
	September 30	September 30
	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$11,867,130	$4,594,440
Accounts receivable, net	1,118,476	603,760
Bank acceptance notes receivable	11,498,075	5,476,707
Inventories, net	11,994,471	12,522,884
Advances to suppliers, net	491,827	958,005
Other current assets	547,443	813,932
TOTAL CURRENT ASSETS	37,517,422	24,969,728

Property and equipment, net	7,419,028	7,665,322
Intangible assets, net	1,881,722	1,834,130
Long term investment	540,517	539,680
Operating lease right of use assets	243,874	-
Deferred tax assets	361,250	259,384
Security deposit	179,325	-
TOTAL ASSETS	$48,143,138	$35,268,244

CURRENT LIABILITIES:
Bank loans	$7,349,375	$4,903,128
Accounts payable	4,377,712	3,570,148
Advance from customers	3,511,198	1,911,748
Advance from customers - related parties	33,152	2,171
Deferred government grants-current	384,802	391,142
Taxes payable	1,383,182	347,930
Operating lease liabilities, current	82,468	-
Accrued expenses and other payables	1,301,882	531,713
TOTAL CURRENT LIABILITIES	18,423,771	11,657,980

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	155,723	-
Deferred government grants - noncurrent	722,137	972,338

TOTAL LIABILITIES	19,301,631	12,630,318

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized , 30,000,000 Ordinary Shares issued and outstanding as of March 31, 2020 and September 30, 2019 , respectively	50,000	50,000
Additional paid-in capital	12,252,077	12,252,077
Statutory Reserve	2,200,786	1,773,817
Retained earnings	12,197,372	7,560,631
Accumulated other comprehensive loss	(602,001)	(1,743,175)
Total shareholders’ equity attributable to Qilian International	26,098,234	19,893,350
Noncontrolling interests	2,743,273	2,744,576
TOTAL EQUITY	28,841,507	22,637,926
TOTAL LIABILITIES AND EQUITY	$48,143,138	35,268,244

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

	For the year ended September 30
	2020	2019	2018
NET REVENUE	$50,033,200	$46,096,684	$50,369,013

COST OF REVENUE	42,494,047	36,416,772	42,236,773

GROSS PROFIT	7,539,153	9,679,912	8,132,240

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,728,009	3,501,374	2,160,873

INCOME FROM OPERATIONS	4,811,144	6,178,538	5,971,367

Other Income (Expenses)
Interest expense	(242,877)	(223,657)	(216,187)
Other income	1,237,082	987,038	390,792
Total Other income (expense)	994,205	763,381	174,605

INCOME BEFORE INCOME TAX PROVISION	5,805,349	6,941,919	6,145,972

PROVISION FOR INCOME TAXES	864,908	1,033,440	943,363

NET INCOME	4,940,441	5,908,479	5,202,609

Less: net income attributable to non-controlling interest	(123,269)	576,161	33,102

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$5,063,710	$5,332,318	$5,169,507

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,263,140	(858,337)	(652,232)
COMPREHENSIVE INCOME	6,203,581	5,050,142	4,550,377
Less: comprehensive income attributable to non - controlling interests	(1,303)	478,722	(35,398)
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$6,204,884	$4,571,420	$4,585,775

Earnings per common share - basic and diluted	$0.17	$0.18	$0.17
Weighted average shares - basic and diluted	30,000,000	30,000,000	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Changes in Equity

	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Statutory Reserve	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at September 30, 2017	50,000	7,696,956	3,055,904	838,873	(398,546)	11,243,187	2,414,016	13,657,203
Capital contribution from shareholders		216,132				216,132	31,568	247,700
Net income for the year			5,169,507			5,169,507	33,102	5,202,609
Appropriation for statutory reserve			(293,763)	293,763		-		-
Stock dividend appropriation to shareholders		4,338,989	(4,338,989)			-		-
Cash dividend paid to shareholders			(723,165)			(723,165)	(10,779)	(733,944)
Foreign currency translation adjustment					(583,731)	(583,731)	(68,501)	(652,232)
Balance at September 30, 2018	$50,000	$12,252,077	$2,869,494	$1,132,636	$(982,277)	$15,321,930	$2,399,406	$17,721,336

Net income for the year			5,332,318			5,332,318	576,161	5,908,479
Acquisition of Noncontrolling interest							(133,552)	(133,552)
Appropriation for statutory reserve			(641,181)	641,181				-
Foreign currency translation adjustment					(760,898)	(760,898)	(97,439)	(858,337)
Balance at September 30, 2019	$50,000	$12,252,077	$7,560,631	$1,773,817	$(1,743,175)	$19,893,350	$2,744,576	$22,637,926

Net income for the year			5,063,710			5,063,710	(123,269)	4,940,441
Acquisition of Noncontrolling interest								-
Appropriation for statutory reserve			(426,969)	426,969				-
Foreign currency translation adjustment					1,141,174	1,141,174	121,966	1,263,140
Balance at September 30, 2020	$50,000	$12,252,077	$12,197,372	$2,200,786	$(602,001)	$26,098,234	$2,743,273	$28,841,507

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries
Consolidated Statements of Cash flows

	For the year ended September 30
	2020	2019	2018
Cash flows from operating activities:
Net Income	$4,940,441	5,908,479	5,202,609
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of the Right-of-use assets	62,410	-
Depreciation and amortization	1,105,588	1,188,173	1,254,098
Loss from disposal of property and equipment	-	-	4,389
Provision of doubtful accounts	188,095	(9,301)	8,329
Inventory reserve	(290,968)	67,719	201,053
Deferred tax expense	(86,495)	48,656	15,799
Investment income	(57,984)	(89,197)	(8,303)
Changes in operating assets and liabilities:
Accounts receivable	(660,667)	706,582	(1,072,933)
Bank acceptance notes receivable	(5,583,925)	(2,171,300)	(2,989,921)
Inventories	1,402,620	(3,492,342)	2,812,032
Advances to suppliers	498,378	653,028	(156,114)
Advances to suppliers - related parties, net	-	-	239,250
Other current assets	125,261	(29,853)	(32,169)
Accounts payable	613,339	(46,999)	(822,019)
Accounts payable - related parties	-	(3,042)	(2,526)
Advance from customers	1,461,407	(2,232,858)	(267,520)
Advance from customers - related parties	29,973	2,254	(11,694)
Deferred revenue	(314,238)	(319,982)	(385,118)
Tax payables	988,423	(834,183)	648,173
Accrued expenses and other payables	722,284	73,969	(199,400)
Operating lease liabilities	(67,928)	-	-
Net cash provided by (used in) operating activities	5,076,014	(580,197)	4,438,015

Cash flows from investing activities:
Purchase of property and equipment	(449,766)	(616,388)	(1,117,175)
Purchase of intangible assets	(8,798)	(635)	-
Proceeds from (Payment made for) long term investment	82,972	(64,165)	(253,596)
Investment made for marketable securities	-	14,559	(15,309)
Net cash used in investing activities	(375,592)	(666,629)	(1,386,080)

Cash flows from financing activities:
Proceeds from bank loans	7,135,009	5,089,651	(1,529,052)
Repayment of bank loans	(4,994,506)	(3,635,465)	-
Repayment of bank notes payable	-	(581,674)	(1,100,917)
Capital contribution from shareholders	-	-	247,700
Cash dividend paid	-	-	(733,944)
Payment for deferred offering costs	-	(365,310)	-
Acquisition of non-controlling interest	-	(133,552)	-
Net cash provided by financing activities	2,140,503	373,650	(3,116,213)

Effect of exchange rate change on Cash	431,765	(157,163)	(181,798)

Net increase (decrease) in cash and cash equivalents	7,272,690	(1,030,339)	(246,076)
Cash and cash equivalents at beginning of year	4,594,440	5,624,779	5,870,855
Cash and cash equivalents at end of year	$11,867,130	4,594,440	5,624,779

Supplemental cash flow information
Cash paid for interest	$280,169	$210,588	$223,773
Cash paid for income taxes	$275,607	$1,109,655	$658,409
Operating lease right of use assets obtained in exchange of lease liabilities	$143,443	$-	$-
Stock dividend appropriation to shareholders	$-	$-	$4,403,670

The accompanying notes are an integral part of these consolidated financial statements.

QILIAN INTERNATIONAL HOLDING GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Qilian International Holding Group Limited (“Qilian International”, or “the Company”) is a Cayman Islands exempted company incorporated on February 7, 2019 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

Qilian International (Hong Kong) Holdings Ltd (“Qilian HK”) is a wholly-owned subsidiary of Qilian International formed in accordance with the laws and regulations of Hong Kong on January 30, 2019.

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Chengdu Qilian Trading Co., Ltd (“Qilian Chengdu”), a wholly foreign-owned entity (“WFOE”) organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu’s variable interest entity (“VIE”), Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”).

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered capital of Gansu QLS was approximately $12.2 million as of September 30, 2020 and 2019. Over the years, Gansu QLS has established six subsidiaries:

	Ownership as of
	September 30, 2020	September 30, 2019
Jiuquan Qiming Biotechnology Co., Ltd (“Qiming”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	71.75%	71.75%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	75%
Tibet Samen Trading Co., Ltd (“Samen”)	100%	100%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)*	71.75%	N/A

*Rugao Tianlu Animal Products Co., Ltd was incorporated in 2020 as a wholly owned subsidiary of Chengdu QLS.

On May 20, 2019, Qilian International, through its WFOE, Qilian Chengdu, entered into a series of agreements with Gansu QLS and its shareholders, including an Exclusive Services Agreement, Call Option Agreement, Shareholders’ Voting Rights Proxy and Equity Pledge Agreement, Powers of Attorney, and the Spousal Consents (collectively “VIE agreements”). These contractual agreements oblige Qilian Chengdu to absorb a majority of the risk of loss from Gansu QLS’s activities and entitle Qilian Chengdu to receive a majority of their residual returns. In essence, Qilian Chengdu has gained effective control over Gansu QLS. In addition, 98.297% of Gansu QLS’s shareholders have pledged their equity interest in Gansu QLS to Qilian Chengdu, irrevocably granted Qilian Chengdu an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Qilian Chengdu. Through these contractual arrangements, Qilian Chengdu holds 98.297% of the variable interests of Gansu QLS.

Based on these contractual arrangements, Gansu QLS is considered as a VIE of Qilian Chengdu under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 810 (“ASC 810”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”, because the equity investors in Gansu QLS do not have the characteristics of a controlling financial interest. In addition, Qilian Chengdu is the primary beneficiary of Gansu QLS, and, as such, Gansu QLS’s books and records are consolidated into those of Qilian Chengdu.

QILIAN INTERNATIONAL HOLDING GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

As the above entities were under common control before and after the consummation of the VIE agreements, the restructuring was accounted for as a reorganization of entities under common control and the consolidation of Qilian International and its subsidiaries, the VIE and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Qilian International, its subsidiaries and its VIE and its subsidiaries (collectively the “Group”) are principally engaged in the development, manufacture, marketing, and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, its VIE and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The ownership structure of the Company, its subsidiaries, VIE and its subsidiaries are in compliance with existing PRC laws and regulations and the contractual arrangements with the VIE and its shareholders are valid and binding. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with its VIE are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. Further we rely on the contractual agreements with Gansu QLS. Under the current contractual agreements, as a legal matter, if Gansu QLS or any of its shareholders fails to perform their respective obligations, we may have to rely on PRC law. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote based on current facts and circumstances.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and its subsidiaries included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries, and other entities within the Group are as follows:

	September 30,	September 30,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$5,493,215	$4,594,440
Accounts receivable, net	660,398	603,760
Bank acceptance receivable	11,460,512	5,476,707
Inventories, net	11,994,471	12,522,884
Advances to suppliers, net	465,755	958,005
Other current assets	535,981	813,932
Total current assets	30,610,332	24,969,728
Property and equipment, net	7,395,965	7,665,322
Intangible assets, net	1,881,722	1,834,130
Long-term investment	540,517	539,680
Long term security deposits	179,325	-
Right of use assets-lease	134,511	-
Deferred tax assets	361,250	259,384
Total assets	$41,103,622	$35,268,244
LIABILITIES
Current liabilities:
Bank loans	$7,349,375	$4,903,128
Accounts payable	3,958,804	3,570,148
Advance from customers	3,511,198	1,911,748
Advance from customers - related parties	33,152	2,171
Deferred government grants - current	384,802	391,142
Taxes payable	1,322,354	347,930
Operating lease liabilities, current	22,354	-
Accrued expenses and other payables	1,301,881	531,713
Total current liabilities	17,883,920	11,657,980
Operating lease liabilities, long term	124,406	-
Deferred government grants - noncurrent	722,137	972,338
Total liabilities	18,730,463	12,630,318

	For the year ended September 30,
	2020	2019	2018
Net revenue	$46,731,913	$46,096,684	$50,369,013
Net income	$4,936,357	$5,908,479	$5,202,609

	For the Year Ended September 30,
	2020	2019	2018
Net cash provided by (used in) operating activities	$4,131,468	$(580,197)	$4,438,015
Net cash used in investing activities	(5,648,762)	(666,629)	(1,386,080)
Net cash provided by financing activities	2,140,503	373,650	(3,116,213)
Effect of exchange rate on cash	275,566	(157,163)	(181,798)
Net increase (decrease) in cash and cash equivalents	$898,775	$(1,030,339)	$(246,076)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, impairment of intangible assets, and income taxes. Actual results could differ from those estimates.

Risks and Uncertainties

Risk of Operation in China

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Technology Innovation and Commodity Risks

The Company’s business faces rapid technological change, and there is a possibility that our competitors may achieve regulatory approval and develop new product candidates before us, which may harm our financial condition and our ability to successfully market or commercialize any of our product candidates.

The development and commercialization of new pharmaceutical products and fertilizers is highly competitive, and both industries currently are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We will face competition with respect to our current and future pharmaceutical and fertilizer product candidates from major pharmaceutical and chemical companies in China. Our Heparin and sausage casing products are made from livestock products, which are subject significant risks of the market supply of the raw materials.

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2020 and September 30, 2019, cash of $10,847,959 (RMB 73,801,918) and $3,623,523 (RMB 25,865,791), respectively, is denominated in RMB and is held in PRC.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Other Uncertainties

In early January of 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. China has experienced widespread economic disruption owing to the outbreak of the COVID-19 coronavirus and stringent government measures to contain it, including nationwide restricting access to provinces and cities, reducing agglomeration activities, and postponing non-essential business activates. The Company shut down the manufacturing of all products, except Oxytetracycline, and stopped all distribution during February 2020. Almost all of our suppliers and customers had different levels of business disruptions as well, therefore we have experienced substantive diminutions in raw material supplies and such prices have increased significantly. As of the date of issuance of these financial statements, the COVID-19 coronavirus outbreak in China appears to be under control and majority of business activities have resumed under the guidance and support of the government. The Company has resumed manufacturing activities since February 27 2020. Most production lines of the Company have been restored to normal production capacity. However, the extent of future impact to which our operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China is still considered uncertain as COVID-19 continues to adversely affect the global economy and the potential for resurgences remain.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	20–25 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, software and license for drug manufacturing (See Note 7). Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Software	10 years
License for drug manufacturing	10 years

Leases

On October 1, 2019 the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The adoption of Topic 842 resulted in the presentation of approximately $163,000 of operating lease assets and $142,000 operating lease liabilities on the consolidated balance sheet as of October 1, 2019. See Note 12 for additional information.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Long-Term Investment

Investments in entity in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company initially records its investment at cost and the difference between the cost and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long lived assets as of September 30, 2020 and September 30, 2019.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 1.703% ownership interest in Gansu QLS, 28.25% ownership interest in Chengdu QLS as of September 30, 2020, and 1.703% ownership interest in Gansu QLS, 28.25% ownership interest in Chengdu QLS and 25% ownership interest in Ahan as of September 30, 2019.

In November 2018, the Company subscribed 25% of Ahan's registered capital, RMB 250,000, which were transferred from one of its non-controlling interest holders. The transaction resulted that the ownership interest of minority shareholders in Ahan reduced from 50% as of September 30, 2018 to 25% of as of September 30, 2019. In November 2019, the Company subscribed the remaining 25% of Ahan's registered capital, RMB 250,000, which were transferred from its non-controlling interest holder. The transaction resulted that Ahan became a wholly owned subsidiary of the Company. The fair value of non controlling interest acquired is immaterial to the financial statements.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30, 2020	September 30, 2019
Gansu QLS	$387,420	$298,322
Chengdu QLS	2,355,853	2,448,765
Ahan	-	(2,511)
Total	$2,743,273	$2,744,576

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statement of income and comprehensive income.

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To perform revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps:

(i)	identification of the promised goods or services in the contract;

(ii)	determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations based on estimated selling prices; and

(v)	recognition of revenue when (or as) we satisfy each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606.

The majority of our contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentives, which are accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

The contract assets and contract liabilities are recorded on the consolidated balance sheets as accounts receivable and advance from customers as of September 30, 2020 and September 30, 2019.

Refer to Note 15 for disaggregated revenue information.

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of income and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of income and comprehensive income in proportion to the depreciation of the related assets. Government grants received for the year ended September 30, 2020 and 2019 were $764,962 and $360,169, respectively. Grant income recognized for the year ended September 30, 2020 and 2019 were $1,079,200 and $680,151, respectively, included in other income within the consolidated statement of income and comprehensive income. As of September 30, 2020 and 2019, the deferred government grants were $1,106,939 and $1,363,480, respectively. The weighted average remaining periods for the government grant to be recognized were 4.36 years and 4.49 years, respectively.

Research and development expenses

The Company expenses all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the year ended September 30, 2020 and 2019, total research and development expense were approximately $54,000 and $44,000, respectively, which were recorded in general and administrative expenses in the consolidated statement of income and comprehensive income.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at September 30, 2020 and 2019.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2020	September 30, 2019	September 30, 2028
Year-end spot rate	US$1=RMB 6.8033	US$1=RMB 7.1383	US$1=RMB 6.8683

Average rate	US$1=RMB 7.0077	US$1=RMB 6.8767	US$1=RMB 6.5400

Fair Value of Financial Instruments

The Company records its financial assets and liabilities in accordance with the framework for measuring fair value in accordance with U.S GAAP. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the impairment analysis of intangible assets and long-lived assets.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, advances to suppliers, other current assets, accounts payable, deferred revenue, advances from customers and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2020 and September 30, 2019, respectively. The Company's estimates of the fair value of bank loans and notes payable and other liabilities (including current maturities) were classified as Level 2 in the fair value hierarchy.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2020 and 2019, $10,847,959 and $3,623,348 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. Cash and cash equivalent of $1,018,726 and nil were deposited at financial institutions in Hong Kong as of September 30, 2020 and 2019, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000).

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended September 30, 2020, three customer accounted for 18%, 11% and 10% of the Company’s total revenue, respectively and two vendors accounted for 11% and 10% of the Company’s total purchase, respectively As of September 30, 2020, three major customers’ account receivable accounted for 35%, 16% and 14% of the total account receivable, respectively.

For the year ended September 30, 2019, one customer accounted for 15% of the Company’s total revenue. and two vendors accounted for 13% and 10% of the Company’s total purchase, respectively. As of September 30, 2019, two major customers’ account receivable accounted for 46% and 30% of the total account receivable, respectively.

For the year ended September 30, 2018, two vendors accounted for 19% and 14% of the Company’s total purchase, respectively. As of September 30, 2019, two major customers’ account receivable accounted for 46% and 30% of the total account receivable and two customers’ account receivable accounted for 45% and 24% of the total outstanding accounts receivable balance as of September 30, 2018.

A loss of any of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. The Company is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2020	September 30, 2019
Trade accounts receivable	$1,325,333	$614,556
Less: allowances for doubtful accounts	(206,857)	(10,796)
Accounts receivable, net	$1,118,476	$603,760

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2020	September 30, 2019
Raw materials	$3,241,903	$2,933,891
Work-in-progress	704,991	1,153,558
Finished goods	8,078,288	8,750,350
Inventory valuation allowance	(30,711)	(314,915)
Total inventory	$11,994,471	$12,522,884

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	September 30, 2020	September 30, 2019
Deferred offering costs	$384,847	$351,922
Security deposits	150,093	402,057
Other receivables	12,503	59,953
Total other current assets	$547,443	$813,932

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	September 30, 2020	September 30, 2019
Property and Buildings	$9,114,893	$8,429,891
Machinery and equipment	18,175,739	17,179,561
Automobiles	611,923	575,080
Office and electric equipment	137,588	101,469
Subtotal	28,040,143	26,286,001
Construction in progress	158,975	148,197
Less: accumulated depreciation	(20,780,090)	(18,768,876)
Property and equipment, net	$7,419,028	$7,665,322

Depreciation expense was $1,055,314, $1,137,822 and $1,198,142 for the years ended September 30, 2020, 2019 and 2018 respectively.

Construction in progress represents costs of construction incurred for the Company’s upgrading its manufacturing facilities.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2020	September 30, 2019
Land use rights	$2,393,660	$2,281,326
Software	39,916	28,794
License for drug manufacturing	58,796	56,648
Total	2,492,372	2,366,768
Less: accumulated amortization	(610,650)	(532,638)
Intangible assets, net	$1,881,722	$1,834,130

Amortization expense was $50,274, $50,351 and $55,956 for the years ended September 30, 2020, 2019 and 2018, respectively.

Estimated future amortization expense for intangible assets is as follows:

Year ending September 30,	Amortization expense
2021	$58,554
2022	56,942
2023	54,721
2024	52,326
2025	52,326
Thereafter	1,606,853
$1,881,722

NOTE 8 – LONG-TERM INVESTMENT

In July 2017, Gansu QLS acquired 40% ownership interest of JiuQuan Funong Biotech Co., Ltd (“Funong”) with a total investment amount of RMB3,300,000, which have been paid in the amount of RMB1,200,000 ($176,121 equivalent) in 2017, RMB1,658,750 ($253,596 equivalent) in 2018, and RMB441,250 ($64,165 equivalent) in 2019, respectively. The investment was accounted for using equity method.

Equity method investment consisted of the following:

	As of September 30, 2020	As of September 30, 2019
Equity method investment:
Cost of equity method investment	485,059	462,295
Profit (loss) from equity method investment	112,538	77,385
Dividend Distribution received	(57,080)	-
Total long-term investment	$540,517	$539,680

The investment income attributable to the equity investment of $32,093, $89,197 and $8,309 for the years ended September 30, 2020, 2019 and 2018, respectively, were included in other income (expense) on the statement of income and comprehensive income.

NOTE 9 – BANK LOANS

Bank loans represent amounts due to various banks normally due within one year. The principals of the loans are due at maturity. Accrued interest is due either monthly or quarterly. As of September 30, 2020 and 2019, the bank loans consist the following:

	As of	As of
	September 30, 2020	September 30, 2019
Agricultural Bank of China (“ABC”) (1)	$2,939,750	$4,903,128
Agricultural Development Bank of China (“ADBC”) (2)	2,939,750	-
Lanzhou Bank (3)	1,469,875	-
Total	7,349,375	4,903,128

(1)	In 2019 and 2020, Gansu QLS entered into a series of short-term bank loan agreements with ABC with a loan period of twelve months. The Company pledged its property and buildings as collateral for the loans. The loans bear fixed interest rates ranging from 4.05% to 5.44% per annum. The loans are guaranteed by Mr. Zhanchang Xin, principal shareholder of the Company and pledged by the Company’s building and land use right. The loans outstanding as of September 30, 2020 will mature in February 2021 to March of 2021.

The terms of the loan agreements contain certain restrictive financial covenants which, among other things, require the Company to maintain specified debt ratio and contingent liability ratio. As of September 30, 2020 and before the issuance of the financial statements, the Company was in compliance with such covenants.

(2)	In February and April 2020, Gansu QLS entered into two short-term bank loan agreements with ADBC for twelve months. The loans bear fixed interest rates ranging of 4.15% per annum. the Company’s building and land use right were pledged for the loans. One loan of RMB10,000,000 (approximately $1.5 million) matured in February 2021 and was fully repaid upon maturity. The other loan outstanding as of September 30, 2020 will mature in April of 2021.
(3)	In April 2020, Gansu QLS entered into one short-term bank loan agreements with Lanzhou Bank for twelve months. The loan bears fixed interest rates ranging of 4.55% per annum. the Company’s building and land use right were pledged for the loans. The loans outstanding as of September 30, 2020 will mature in April of 2021.

NOTE 10 –TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region which is effective until December 31, 2020, Gansu QLS and its subsidiary Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2020, 2019 and 2018. In accordance with the notice on the small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2018] No. 77 and [2019] No. 13, Qiming is eligible for a favorable income tax of 10% for the years ended September 30, 2020 ,2019 and 2018. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau.

Significant components of the provision for income taxes were as follows:

	For the year ended September 30,
	2020	2019	2018
Current income taxes	$951,403	$984,785	$927,564
Deferred income taxes	(86,495)	48,645	15,799
Total	$864,908	$1,033,440	$943,363

The impact of these tax holidays decreased our taxes by $603,091, $710,083 and $623,455 for the years ended September 30, 2020, 2019 and 2018, respectively. The benefit of the tax holidays on net income per share was $0.020, $0.024 and $0.021 for the years ended September 30, 2020, 2019 and 2018, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Temporary differences and carryforwards of the Company that created significant deferred tax assets and liabilities are as follows:

	As of September 30, 2020	As of September 30, 2019
Deferred tax assets:
Allowance for doubtful accounts and inventory provision	$36,451	$49,660
NOL Carryforwards	158,758	5,202
Deferred government grants	166,041	204,522
Total deferred tax assets	$361,250	$259,384

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Based upon management’s assessment of all available evidence, there was no valuation allowance provided as of September 30, 2020 and 2019.

All of the tax returns of the Company’s PRC entities remain open for statutory examination by PRC tax authorities for five years from the date of filing.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended September 30,
	2020	2019	2018
China Statutory income tax rate	25%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	(10.5)%	(10.2)%	(10.1)%
Non-deductible permanent difference	0.4%	0.1%	0.4%
Effective tax rate	14.9%	14.9%	15.3%

(b)	Taxes Payable

The Company’s taxes payable consists of the following:

	September 30,	September 30,
	2020	2019
VAT tax payable	$644,244	$45,571
Corporate income tax payable	631,590	277,132
Business and other taxes payable	107,348	25,227
Total	$1,383,182	$347,930

NOTE 11 – RELATED PARTY TRANSACTIONS

During the normal course of business, the Company may make purchase and sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2020, 2019 and 2018, the Company made sales to affiliated companies in the amount of $10,134, $94,316, $148,417, respectively. There were no purchases in the respective periods. For the year ended September 30, 2018, the Company purchased from affiliated companies in the amount of $27,260. As of September 30, 2020, the Company had advances from affiliated company for $33,152.

NOTE 12 – Lease

As of September 30, 2020, the Company has two office leases with expiration dates through July 2022 and December 2025. For the years ended September 30, 2020, 2019 and 2018, the lease expenses were $71,826, $10,470 and $6,172, respectively. Balance sheet information related to the Company’s operating leases as of September 30, 2020 was as follows:

As of September 30, 2020
Operating Lease Assets:
Operating Lease	$243,874
Total operating lease assets	243,874
Operating lease obligations:
Current operating lease liabilities	82,468
Non-current operating lease liabilities	155,723
Total Lease liabilities	$238,191

Remaining Lease Term Operating Lease	3.07 years
Discount rate	5.5%

Lease liability maturities as of September 30, 2020, are as follows:

Operating,
lease
2021	61,147
2022	61,147
2023	61,147
2024	29,397
2025	29,397
Thereafter	22,049
Total minimum lease payments	$264,284
Less: Amount representing interest	(26,093)
Total	$238,191

NOTE 13 – EQUITY

Ordinary Shares

Qilian International was incorporated on February 7, 2019, with 50,000,000 ordinary shares, $0.001 par value, authorized and issued.

On October 16, 2019, our shareholders approved a reverse split of our outstanding ordinary shares at a ratio of 1-for-1.66667 shares, which resulted in 30,000,000 ordinary shares issued and outstanding. In addition, on the same day, our shareholders approved an increase of the Company's authorized shares from 50,000,000 ordinary shares at par value of $0.001 per share to 100,000,000 ordinary shares at par value of $0.00166667 per share.

The above actions are collectively referred to as the “reserve split.” As a result of this reverse split, the maximum number of shares that the Company is authorized to issue is 100,000,000 ordinary shares, of $0.00166667 par value per share, of which 30,000,000 ordinary shares are issued and outstanding.

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if the stock reserve split occurred on the first day of the first period presented.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity's registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2020 and September 30, 2019, the balance of statutory reserve was $2,200,786 and $1,773,817, respectively.

NOTE 14 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280.

The Company mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2020, 2019 and 2018, respectively:

	For the year ended September 30, 2020
	Oxytetracycline & Licorice products and TCMD	Fertilizer	Heparin products and Sausage casing	Total
Revenue	$32,602,384	$701,701	$16,729,115	$50,033,200
Cost of revenue	25,004,712	304,670	17,184,665	42,494,047
Gross profit	$7,597,672	$397,031	$(455,550)	$7,539,153
Depreciation and amortization	$886,322	$38,792	$180,473	$1,105,587
Capital expenditures	$377,953	$33,914	$37,898	$449,765

	For the year ended September 30, 2019
	Oxytetracycline & Licorice products and TCMD	Fertilizer	Heparin products and Sausage casing	Total
Revenue	$30,149,950	$549,231	$15,397,503	$46,096,684
Cost of revenue	22,324,422	186,504	13,905,846	36,416,772
Gross profit	$7,825,528	$362,727	$1,491,657	$9,679,912
Depreciation and amortization	$985,212	$38,525	$164,436	$1,188,173
Capital expenditures	$331,917	$5,598	$278,873	$616,388

	For the year ended September 30, 2018
	Oxytetracycline & Licorice products and TCMD	Fertilizer	Heparin products and Sausage casing	Total
Revenue	$33,429,330	$713,896	$16,225,787	$50,369,013
Cost of revenue	26,159,584	235,319	15,841,870	42,236,773
Gross profit	$7,269,746	$478,577	$383,917	$8,132,240
Depreciation and amortization	$1,070,824	$38,057	$145,177	$1,254,098
Capital expenditures	$628,604	$486,501	$16,225,787	$1,117,175

	September 30,	September 30,
	2020	2019
Total Assets
Oxytetracycline & Licorice products and TCMD	$34,370,665	$23,251,452
Fertilizer	$2,438,442	$2,149,680
Heparin products and Sausage casing	$11,334,031	$9,867,112
Total	$48,143,138	$35,268,244

NOTE 15 – SUBSEQUENT EVENTS

On January 14, 2021, the Company closed its initial public offering (“IPO”) of 5,000,000 ordinary shares, par value $0.00166667 per share, priced at $5.00 per share. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-234460), originally filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2019 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on December 30, 2020. On January 15, 2021, the underwriter exercised its over-allotment option to purchase additional 750,000 Ordinary Shares at the price of $5 per share. Total net proceeds the Company received from the IPO were $25,728,401.50. The Ordinary Shares were previously approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “QLI” on January 12, 2021.

In February 2021, the Company repaid the loan of RMB10,000,000 (approximately $1.5 million) to Agricultural Development Bank of China upon maturity.

The Company’s management reviewed all material events that have occurred after the balance sheet date through February 11, 2021 on which these financial statements were issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the financial statements.