Form 20-F/A
period 2020-09-30
Qilian International Holding Group Ltd
filed 2021-03-09
CIK 1779578

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A

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

An aggregate of 30,000,000 ordinary shares, par value $0.00166667 per share, as of September 30, 2020.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

 Explanatory Note

Qilian International Holding Group Limited (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended September 30, 2020 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on February 11, 2021, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in reliance on the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This Amendment No. 1 speaks as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

2

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

3

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qilian International Holding Group Limited

	By:	/s/ Zhanchang Xin
Zhanchang Xin
Chief Executive Officer

Date: March 9, 2021

4