Form 20-F
period 2021-09-30
Qilian International Holding Group Ltd
filed 2022-02-11
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-39805

Qilian International Holding Group Limited
(Exact name of Registrant as Specified in its Charter)
N/A

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Jiuquan Economic and Technological Development Zone Jiuquan City, Gansu Province, 735000 People’s Republic of China +86-028-64775180
(Address of Principal Executive Offices)

Zhanchang Xin, Chief Executive Officer Jiuquan Economic and Technological Development Zone Jiuquan City, Gansu Province, 735000 People’s Republic of China Telephone: +86-028-64775180 Email: xinzc@163.com
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

An aggregate of 35,750,000 ordinary shares, par value $0.00166667 per share, as of September 30, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION

As used in this annual report on Form 20-F, “we,” “us,” “our company,” or “our” refers to Qilian International Holding Group Limited and its subsidiaries, and, when describing our consolidated financial information, also includes the VIE and their subsidiaries in China. Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to our subsidiaries and Gansu QLS, the VIE, and the VIE’s subsidiaries;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.51% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Ordinary Shares” are to the ordinary shares, par value US$0.00166667 per, share issued by the Company;
●	“Qilian HK” are to Qilian International’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian International” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;
●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;
●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;

●	“VIE Agreements” are to a series of contractual arrangements, including the Exclusive Service Agreement, as amended on August 27, 2019, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” or “the Company” are to one or more of Qilian International, and its Affiliated Entities, as the case may be;
●	“WFOE” or “Chengdu Trading” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2021, 2020, and 2019. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$Exchange Rate	2021	2020	2019
At the end of the year - RMB	RMB6.4580 to $1.00	RMB6.8033 to $1.00	RMB7.1383 to $1.00
Average rate for the year - RMB	RMB6.5095 to $1.00	RMB7.0077 to $1.00	RMB6.8767 to $1.00

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	The impact of COVID-19 on our operations;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the PRC pharmaceutical and chemical industries in China;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with our suppliers and customers;
●	competition in our industries;
●	our proposed use of proceeds; and
●	relevant government policies and regulations relating to our industry.

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

A.         [Reserved]

B.         Capitalization and Indebtedness

Not applicable.

C.         Reasons for the Offer and Use of Proceeds

Not applicable.

D.         Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Ordinary Shares.
●	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of our revenue is concentrated on a few large customers, and the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the VIE and its subsidiaries lose one or more of their customers, our results of operations may be adversely and materially impacted.
●	The VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and our results of operations may be adversely and materially impacted.
●	If the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.

●	Any disruption in the supply chain of raw materials and the products of the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

●	Since our directors and executive officers own 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.” We currently conduct our business activities through the VIE and the VIE’s subsidiaries in China. Qilian International Trade (Chengdu) Co., LTD, or WFOE, has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE when and to the extent permitted by PRC law. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.” We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIE because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. In fiscal years ended September 30, 2021, 2020, and 2019, the VIE and its subsidiaries contributed to 100% of our total revenues.

However, Qilian International is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through the VIE and the VIE’s subsidiaries with which we have maintained contractual arrangements. Investors in our Ordinary Shares thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our Company as a group.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the business operations of the VIE and its subsidiaries, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE and its subsidiaries would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect the business and reputation of the VIE and its subsidiaries.

Our PRC counsel, Gansu Quanyi Law Firm, is of the opinion that (i) the ownership structure of WFOE and the VIE does not violate applicable PRC laws and regulations currently in effect, and (ii) the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect.

Although we believe we and the VIE and its subsidiaries are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that the VIE or any of the VIE’s subsidiaries do not comply with applicable law, it could revoke their business and operating licenses, require them to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require them to restructure their operations, impose additional conditions or requirements with which they may not be able to comply, impose restrictions on their business operations or on their customers, or take other regulatory or enforcement actions against them that could be harmful to their business. Any of these or similar occurrences could significantly disrupt the business operations of the VIE and its subsidiaries or restrict the VIE and its subsidiaries from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition and results of operations of the VIE and its subsidiaries. If any of these occurrences results in our inability to direct the activities of the VIE or its subsidiaries that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE or its subsidiaries, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of those entities that conduct a significant part of our operations.

We rely on contractual arrangements with the VIE and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Gansu QLS and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Gansu QLS as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Gansu QLS. Under the current contractual arrangements, as a legal matter, if Gansu QLS or any of its shareholders executing the VIE contractual arrangements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) the VIE or its shareholders terminate the contractual arrangements or (iii) the VIE or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if the VIE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

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

Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition and the value of your investment in our shares.

The equity interests of Gansu QLS are held by a total of 151 shareholders. Their interests in the VIE may differ from the interests of our Company as a whole. These shareholders may breach, or cause Gansu QLS to breach, or refuse to renew the existing contractual arrangements we have with Gansu QLS, which would have a material adverse effect on our ability to effectively control Gansu QLS and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Gansu QLS to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, Gansu QLS, and the shareholders of Gansu QLS were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Gansu QLS’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Gansu QLS for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE were to request that the shareholders of Gansu QLS transfer their equity interests in Gansu QLS at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and could subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Gansu QLS for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Gansu QLS’s tax liabilities increase or if it is  required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Gansu QLS, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the VIE contractual arrangements, WFOE has the exclusive right to purchase all or any part of the equity interests in Gansu QLS from Gansu QLS’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholders of Gansu QLS will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Gansu QLS. Additionally, if such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on the operations of the VIE and its subsidiaries in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any follow-on offerings are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company,” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021 and November 14, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review and a draft of the Regulations on the Network Data Security, respectively, for public comments, according to which, among other things, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for, and prior to, an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act provides that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis, with the last inspection in October 2020.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. In September 2021, the PCAOB adopted a rule related to the PCAOB’s responsibilities under the HFCA Act, which establishes a framework for the PCAOB determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule was approved by the SEC in November 2021 and has become effective.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule is subject to approval by the SEC.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditor is headquartered in Manhattan, New York, and is not subject to this determination announced by the PCAOB.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation, in addition to the requirements of the HFCA Act, are uncertain as of the date of this annual report. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our Ordinary Shares.

We conduct our business in China primarily through the VIE and its subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene in our operations, which could result in a material adverse change in our operations and/or the value of our Ordinary Shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our Company face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. The interpretations of many PRC laws, regulations, and rules are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

Laws and regulations concerning our industries are also developing and evolving in China and the PRC governmental authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. Although we have taken measures to comply with and to avoid violation of applicable laws and regulations, we cannot assure you that our business practices are and will remain in full compliance with applicable PRC laws and regulations.

In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Strictly Scrutinizing Illegal Securities Activities emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time. In addition, the Measures for Cybersecurity Censorship (Revised Draft for Comments) issued by the CAC on July 10, 2021, if enacted in the current form, extends the scope of cybersecurity review to cover data processing operators engaging in data processing activities that affect or may affect national security, including the listed in a foreign country. If the final version of the draft measures mandates clearance of cybersecurity review by companies like us, we may face uncertainties as to whether such clearance can be timely obtained, or at all. Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC subsidiary.

As an offshore holding company with a PRC subsidiary, we may transfer funds to our PRC subsidiary or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiary, are subject to PRC regulations. Any loans to our PRC subsidiary, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiary, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiary, which are foreign-invested enterprises, shall be approved by China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiary or to fund its operations may be negatively affected, which may adversely affect its liquidity and ability to fund working capital and expansion projects and meet its obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of the business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Under the EIT Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the EIT Law, which became effective on December 29, 2018, and its implementing rules, which became effective on April 23, 2019. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, which is subject to an EIT rate of 25.0% on its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China (the “SAT”) issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) over half of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were to be treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

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

Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law as of the date of the annual report on Form 20-F, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through the VIE and its subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the VIE and its subsidiaries. If the VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted.

Under PRC laws and regulations, our PRC subsidiary, as wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretional funds. These reserve funds and discretional funds are not distributable as cash dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to its non-PRC shareholders without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. However, approval from, or registration with, appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— Under the EIT Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our business may be materially and adversely affected if any of our PRC subsidiary, the VIE and the VIE’s subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiary, the VIE and the VIE’s subsidiaries hold substantially all the assets that are important to our business operations. If any of these entities undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, promulgated on November 19, 2012 and amended on May 4, 2015, and the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors, effective on May 13, 2013, if any of our PRC subsidiary, the VIE, or the VIE’s subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Chinese-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Chinese-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity within China directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment within China alone or jointly with any other investor, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the Foreign Investment Law has deleted the particular reference to the concept of “actual control” and contractual arrangements, as compared to the 2015 FIL Draft, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity in the future. In addition, the definition of foreign investment activities contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

Even if the VIE were to be identified as an FIE in the future, we believe that our current business would not be adversely affected. However, if we were to engage in any business conduct involving third parties identified as prohibited or restricted on the Negative List, the VIE and its subsidiaries may be subject to laws and regulations on foreign investment. Such might be the case for Gansu QLS’s proposed acquisition of enterprises manufacturing traditional Chinese medicine pieces. In addition, our shareholders would also be prohibited or restricted to invest in certain sectors on the Negative List. However, even if the VIE were to be identified as an FIE, the validity of our contractual arrangements with Gansu QLS and its shareholders, as well as our corporate structure, would not be adversely affected. We would still be able to receive benefits from the VIE in accordance with the contractual arrangements. In addition, as the Chinese government has been updating the Negative List in recent years and reducing the sectors prohibited or restricted for foreign investment, it is possible in the future that, even if the VIE is identified as an FIE, it is still allowed to acquire or hold equity of enterprises in sectors currently prohibited or restricted for foreign investment.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also "—Risks Related to Our Ordinary Shares— The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For instance, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

You may experience difficulties in effecting services of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct all of our operations in China and most of our assets are located in China. In addition, all of our directors and executive officers are nationals or residents of the PRC and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit an application and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE or its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action in such an event, which could involve significant time and resources to resolve and divert management from our operations.

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

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007, later amended on December 28, 2012 and effective on July 1, 2013. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include non-competition terms, the Labor Contract Law requires us to pay monthly economic compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations could be materially and adversely affected.

Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as special purpose vehicles, or SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

There are a total of 151 Gansu QLS shareholders, who are PRC residents. Amongst them, 122 have signed the VIE Agreements, but only 82 have completed the Circular 37 Registration. The remaining 40 shareholders who have yet to complete the Circular 37 Registration hold a total of 4.5% of shares of Gansu QLS. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. While we attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements, we cannot, however, provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

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

In accordance with the Regulation on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for employees’ housing fund deposits. Employers and employees are also required to pay and deposit housing funds in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Gansu QLS had not opened such bank accounts or deposited its employees’ housing funds until August 2019. On the basis that (i) Gansu QLS has opened the account for housing funds and deposited housing funds for staff since August 2019, and (ii) the local authorities had not taken enforceable measures to collect housing funds from local enterprises, we think it is unlikely that the overdue unpaid housing fund would be ordered to be recovered from Gansu QLS. However, Chengdu QLS has not opened bank accounts for its employees’ housing fund deposits, nor has it deposited employees’ housing funds in accordance with the Regulations of HPF. Thus, Chengdu QLS may be ordered by PRC authorities to open a housing funds account, make the payment, and deposit an amount required by the PRC authorities within a prescribed time limit. If Chengdu QLS fails to comply to PRC authorities’ order within the prescribed time limit, a court ordered compulsory enforcement may be adopted and a fine of no less than RMB10,000 but no more than RMB50,000 shall be imposed.

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

Depending on our assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—PFIC.”

Risks Related to Our Business

The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.

The pharmaceutical and chemical industries currently are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The VIE and its subsidiaries will face competition with respect to their current and future pharmaceutical and fertilizer product candidates from major pharmaceutical and chemical companies in China. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of pharmaceutical and fertilizer products. For example, competition for improving oxytetracycline strains comes from conventional and advanced breeding techniques. Other potentially competitive sources of improvement in oxytetracycline yields include improvements in specific biotechnology areas and information management.

The VIE and its subsidiaries have competitors in China that manufacture products similar to theirs. These companies sell similar products as ours and some of them may have more assets, resources and a larger market share. We believe the VIE and its subsidiaries are able to compete with these competitors because of their geographical location in Western China, unique combination of products and lower prices of products.

Some of the current or potential competitors of the VIE and its subsidiaries may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than they do. Mergers and acquisitions in the pharmaceutical, chemical and agricultural industries may result in even more resources being concentrated among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with the VIE and its subsidiaries in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, the research and development (“R&D”) projects of the VIE and its subsidiaries. The commercial opportunity of the VIE and its subsidiaries could be reduced or eliminated if their competitors develop and commercialize products that are more effective, more convenient or are less expensive than any products the VIE and its subsidiaries develop alone or with collaborators or that would render any such products obsolete or non-competitive. The competitors of the VIE and its subsidiaries also may obtain regulatory approval for their products more rapidly than the VIE and its subsidiaries may obtain approval for any that they develop, which could result in the competitors of the VIE and its subsidiaries establishing a strong market position before any new products of the VIE and its subsidiaries are able to enter the market. Additionally, technologies developed by the competitors of the VIE and its subsidiaries may render the product candidates of the VIE and its subsidiaries uneconomical or obsolete, and the VIE and its subsidiaries or their collaborators may not be successful in marketing any product candidates they may develop against competitors. The availability of the competitors’ products could limit the demand, and the price the VIE and its subsidiaries are able to charge, for any products that they develop alone or with collaborators.

The pharmaceutical business of the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.

We, the VIE, and the VIE’s subsidiaries, as a pharmaceutical group, are exposed to risks inherent in the manufacturing and distribution of pharmaceutical products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, and unintentional distribution of counterfeit drugs. In addition, product liability claims may be asserted against us, the VIE, or the VIE’s subsidiaries with respect to any of the products the VIE and its subsidiaries sell and as a distributor, and we, the VIE, and the VIE’s subsidiaries will be required to pay for damages for any successful product liability claim against them, although we, the VIE, and the VIE’s subsidiaries may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer or distributors for compensation they paid to their customers in connection with a product liability claim. The VIE and its subsidiaries may also be obligated to recall affected products. If we, the VIE, or the VIE’s subsidiaries are found liable for product liability claims, they could be required to pay substantial monetary damages. Furthermore, even if we, the VIE, or its subsidiaries successfully defend themselves against this type of claim, they could be required to spend significant management, financial and other resources, which could disrupt their business, their reputation and their brand name. The VIE and its subsidiaries, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm the business, financial condition and results of operations of our Company, the VIE, and the VIE’s subsidiaries. In addition, the VIE and its subsidiaries do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt the business operations of the VEI and its subsidiaries, and significantly decrease our revenue and profitability.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement the business plan and build new facilities to expand the production capacity of the VIE and its subsidiaries will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain the operations of the VIE and its subsidiaries or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, the VIE and its subsidiaries may delay the completion of or significantly reduce the scope of their current business plan; delay some of their development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease their operations.

The VIE and its subsidiaries need sufficient financing to implement their business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for their oxytetracycline products, fertilizer products and Heparin Sodium Preparations. The VIE and its subsidiaries will also need sufficient financing to materialize their future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $26 million in the next 3 years. Our inability to obtain sufficient additional financing would have a material adverse effect on the ability of the VIE and its subsidiaries to implement their business plans. As of September 30, 2021, we had cash and cash equivalents of approximately $10,467,457, total current assets of $40,365,153, and total current liabilities of $18,174,880. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We, the VIE, and the VIE’s subsidiaries depend on certain key personnel, and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

The success of our Company, the VIE, and the VIE’s subsidiaries is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Zhanchang Xin, our chief executive officer and chairman of the board of directors, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Additionally, Mr. Zhanchang Xin, performs key functions in the operation of our business as our chief scientific officer and chief operations officer. We may not be able to retain Mr. Zhanchang Xin for any given period of time. Although we have no reason to believe that Mr. Zhanchang Xin will discontinue his services with us or the VIE, the interruption or loss of his services would adversely affect the ability of us, the VIE, and the VIE’s subsidiaries to effectively run their business and pursue their business strategy as well as our results of operations. We, the VIE and the VIE’s subsidiaries do not carry key man life insurance for any of the key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

The VIE and its subsidiaries may not be able to hire and retain qualified personnel to support their growth and if the VIE and its subsidiaries are unable to retain or hire these personnel in the future, their ability to improve their products and implement their business objectives could be adversely affected.

The VIE and its subsidiaries must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. The VIE and its subsidiaries may not be able to retain the services of their senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

A significant portion of our revenue is concentrated on a few large customers, and the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the VIE and its subsidiaries lose one or more of their customers, our results of operations may be adversely and materially impacted.

The customers of the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the sales of the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11% and 10% of the sales of the sales of the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2019, one customer represented approximately 15.3% of the sales of the sales of the VIE and its subsidiaries. Since the VIE and its subsidiaries do not have long-term customer supply agreements with such large customers and rely primarily upon their goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from the VIE or its subsidiaries.

The VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2021, one of the suppliers of the VIE and its subsidiaries accounted for 13% of the total purchases. For the fiscal year ended September 30, 2020, two of the suppliers of the VIE and its subsidiaries accounted for 11% and 10% of the total purchases, respectively. For the year ended September 30, 2019, two of the suppliers of the VIE and its subsidiaries accounted for 12.9% and 9.5% of the total purchases, respectively. If the VIE and its subsidiaries lose suppliers and are unable to swiftly engage new suppliers, their operations may be disrupted or suspended, and they may not be able to deliver hardware products to their customers on time. The VIE and its subsidiaries may also have to pay a higher price to source from a different supplier on short notice. While the VIE and its subsidiaries are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers or supplier merger targets in their desired timeline. As such, our results of operations may be adversely and materially impacted.

If the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.

Although the brand name of the VIE and its subsidiaries is well-respected in the Chinese pharmaceutical and chemical industry, they still believe that maintaining and enhancing the brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of the current and future products and services of the VIE and its subsidiaries, and is an important element in the effort of the VIE and its subsidiaries to increase their customer base. Successful promotion of the brand name of the VIE and its subsidiaries will depend largely on their marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses the VIE and its subsidiaries will incur in marketing activities. If the VIE and its subsidiaries fail to successfully promote and maintain their brand, or if they incur substantial expenses in an unsuccessful attempt to promote and maintain their brand, the VIE and its subsidiaries may fail to attract new customers or retain their existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Any disruption in the supply chain of raw materials and the products of the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Some products manufactured by the VIE and its subsidiaries are resource-based products. Thus, the VIE and its subsidiaries must manage their supply chain for raw materials and delivery of their products competently. Even though Chengdu QLS enjoys considerable advantages resulting from its access to high quality, low cost, and abundant local resources, supply chain fragmentation and local protectionism within China may cause disruption risks for the VIE its other subsidiaries. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation, as well as product delivery throughout China. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could affect both supply and price. Any of these occurrences could cause significant disruptions to the supply chain of the VIE and its subsidiaries, manufacturing capability and distribution system that could adversely affect the ability of the VIE and its subsidiaries to produce and deliver some of their products.

Additionally, some of the raw materials the VIE and its subsidiaries use are procured from farmers, who are usually subject to environmental risks outside of their control. Thus, these farmers may not have the ability to supply continuously and stably if environmental and climate change adversely affect their business.

The success of the VIE and its subsidiaries depends on their ability to protect their intellectual property.

The success of the VIE and its subsidiaries depends on their ability to obtain and maintain patent protection for products developed utilizing their technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of the existing and future patents of the VIE and its subsidiaries will be held valid and enforceable against third-party infringement, or that the products of the VIE and its subsidiaries will not infringe any third-party patent or intellectual property. Although the VIE and its subsidiaries own 22 valid patents and have filed six additional patent applications with the Patent Administration Department of the PRC, there is no assurance that they will be granted.

Any patents relating to the technologies of the VIE and its subsidiaries may not be sufficiently broad to protect their products. In addition, the patents of the VIE and its subsidiaries may be challenged, potentially invalidated or potentially circumvented. The patents of the VIE and its subsidiaries may not afford them protection against competitors with similar technology or permit the commercialization of their products without infringing third-party patents or other intellectual property rights.

The VIE and its subsidiaries also rely on or intend to rely on their trademarks, trade names and brand names to distinguish their products from the products of their competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that the trademarks of the VIE or its subsidiaries are successfully challenged, the VIE and its subsidiaries could be forced to rebrand their products, which could result in loss of brand recognition and could require them to devote resources to advertising and marketing these new brands. Further, the competitors of the VIE and its subsidiaries may infringe their trademarks, or they may not have adequate resources to enforce their trademarks.

In addition, the VIE and its subsidiaries also have trade secrets, non-patented proprietary expertise and continuing technological innovation that they shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, the trade secrets and proprietary technology of the VIE and its subsidiaries may otherwise become known or be independently developed by their competitors. If patents are not issued with respect to products arising from research, the VIE and its subsidiaries may not be able to maintain the confidentiality of information relating to these products.

Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. The VIE and its subsidiaries rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect their intellectual property rights. Despite the efforts of the VIE and its subsidiaries to protect their proprietary rights, third parties may attempt to copy or otherwise obtain and use such intellectual property or seek court declarations that they do not infringe upon the intellectual property rights of the VIE and its subsidiaries. Monitoring unauthorized use of the intellectual property of the VIE and its subsidiaries is difficult and costly, and we cannot assure you that the steps the VIE and its subsidiaries have taken or will take will prevent misappropriation of their intellectual property. From time to time, the VIE and its subsidiaries may have to resort to litigation to enforce their intellectual property rights, which could result in substantial costs and diversion of their resources and a favorable outcome, in such event, is not assured.

The VIE and its subsidiaries face risks related to research and the ability to develop new pharmaceutical and chemical products.

Our growth and survival depend on the ability of the VIE and its subsidiaries to consistently discover, develop and commercialize new products and find new and improved technology. As such, if the VIE and its subsidiaries fail to make sufficient investments in research, be attentive to unmet consumer needs or focus on advancing pharmaceutical and chemical product technology, their current and future products could be surpassed by more effective or advanced products of other companies.

The business operations of the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.

Pharmaceutical companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including Pharmaceutical Product Permits.

The VIE and its subsidiaries have obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. The latest amended Drug Administration Law took effect on December 1, 2019 and has vacated the GMP certificate requirements for pharmaceutical companies. As such, the VIE and its subsidiaries do not need to renew their current GMP certificates. However, we cannot assure you that the VIE and its subsidiaries can maintain all the other required licenses, permits and certifications to carry on their business at all times. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. The VIE and its subsidiaries intend to apply for the renewal of these licenses, permits and certifications when required by then applicable laws and regulations. Any failure by the VIE or the VIE’s subsidiaries to obtain and maintain all licenses, permits and certifications necessary to carry on their business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt the business of the VIE and its subsidiaries, and prevent them from continuing to carry on their business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess the business licenses, permits and certifications of the VIE and its subsidiaries, as well as any enactment of new regulations that may restrict the conduct of their business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required for the VIE and its subsidiaries to operate their existing businesses, we cannot assure you that the VIE and its subsidiaries will successfully obtain such licenses, permits or certifications.

Gan Di Xin®, exclusively produced by Gansu QLS, is subject to continuing regulation by the National Medical Products Administration (the “NMPA”) in China. The innovative product, Ahan® Antibacterial Paste, is subject to continuing regulation by the National Health and Family Planning Commission. If the labeling or manufacturing process of an approved pharmaceutical product is significantly modified, the NMPA may require that the VIE and its subsidiaries obtain a new pre-market approval.

Adverse publicity associated with the products of the VIE and its subsidiaries, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of the products of the VIE and its subsidiaries and similar companies. This perception depends upon opinions concerning:

●	the safety and quality of the products and product ingredients of the VIE and its subsidiaries;

●	the safety and quality of similar products and ingredients distributed by other companies; and

●	the downstream distributors and sales forces of the VIE and its subsidiaries.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of the business of the VIE and its subsidiaries, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the goodwill of the VIE and its subsidiaries, and could negatively affect their sales and ability to generate revenue. In addition, the consumers’ perception of the safety and quality of products and ingredients of the VIE and its subsidiaries, as well as similar products and ingredients distributed by other companies, can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning the products or ingredients of the VIE and its subsidiaries or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of the products, that associates consumption of the products or product ingredients of the VIE and its subsidiaries or any similar products or ingredients with illness or other adverse effects, questions the benefits of their or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to the products’ use, could negatively impact the reputation of the VIE and its subsidiaries or the market demand for their products.

The VIE and its subsidiaries face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt their operations and negatively affect our results of operations and financial condition.

In the past, China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemics, and any similar event could materially impact the business of the VIE and its subsidiaries in the future. If a disaster or other disruption were to occur in the future that affects the regions where the VIE and its subsidiaries operate their business, the business operations of the VIE and its subsidiaries could be materially and adversely affected due to loss of personnel, damages to our manufacturing facilities and volatile Chinese markets. Even if the VIE and its subsidiaries are not directly affected, such a disaster or disruption could affect the operations or financial condition of the ecosystem participants such as suppliers and distributors, which could harm our results of operations.

In general, the business of the VIE and its subsidiaries could be affected by public health epidemics. If any of the employees or staff members of the VIE and its subsidiaries who operates manufacturing facilities or conduct R&D activities is suspected of having contracted a contagious disease, the VIE and its subsidiaries may be required to apply quarantines to their facilities or suspend manufacturing operations entirely. Furthermore, any future outbreak may restrict economic activities in affected regions and beyond, resulting in reduced business volume, temporary closure of factories or other disruptions of the business operations of the VIE and its subsidiaries, and adversely affect our results of operations.

The COVID-19 pandemic significantly affected business and manufacturing activities within China for the most part of 2020, including travel restrictions, widespread mandatory quarantines, and suspension of business activities within China. These measures caused severe business disruptions to the customers and suppliers of the VIE and its subsidiaries, and led to postponement of payment from these parties. Accordingly, our business, results of operations and financial condition were adversely affected.

For the fiscal year ended September 30, 2021, the COVID-19 pandemic has negatively impacted our businesses operations. Specifically, our production costs materially increased due to an increase in raw material prices. In addition, the market demand for some of the products of the VIE and VIE’s subsidiaries decreased, resulting in a decrease in market prices of these products. These two factors combined led to a decrease in our profit margin and a decrease in our net income for the fiscal year ended September 30, 2021.

Even though China has made significant achievements in the control and prevention of the COVID-19 pandemic, we cannot assure you that there will not be an outbreak in China again, and there is significant uncertainty relating to the severity of the near-term or long-term impact of the global COVID-19 pandemic on the demand of the products of the VIE and its subsidiaries. The extent to which this pandemic continues to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this pandemic and the actions taken by authorities and other entities to contain it or treat its impact, among others, all of which are beyond our control. Furthermore, during the ongoing global COVID-19 pandemic, the capital markets are experiencing pronounced volatility, which may adversely affect investor’s confidence and, in turn may affect, the market price of our Ordinary Shares.

Risks Related to Our Ordinary Shares

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

The trading price of our Ordinary Shares has been volatile and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

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

Mr. Zhanchang Xin, our chairman of the board of directors and chief executive officer, is currently the beneficial owner of 13,839,000, or 38.71% of our outstanding Ordinary Shares, of which 5.14% are directly held by Ahanzhai Development Limited, an entity 100% owned by Mr. Xin. Ms. Haiping Shi, our chief financial officer and director, is currently the beneficial owner of 7,131,000, or 19.95% of our outstanding Ordinary Shares through Zhijiu Holdings Limited, an entity 100% owned by Ms. Shi. They have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They are expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares, or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2022. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2022, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

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

Being a public company and being subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee and compensation committee, and to serve as qualified executive officers, generally.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business. We do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Our Ordinary Shares outstanding are also available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent these shares are sold into the market, the market price of our Ordinary Shares could decline.

Certain holders of our Ordinary Shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in Ordinary Shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our Ordinary Shares to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Holding Company Structure and Contractual Arrangements

Qilian International Holding Group Limited is a Cayman Islands exempted company with limited liability incorporated on February 7, 2019. Qilian International (Hong Kong) Holdings Limited., which we refer to as “Qilian HK”, our wholly-owned subsidiary, was incorporated in Hong Kong on January 30, 2019. Qilian HK’s wholly owned subsidiary, Chengdu Qilian Trading Co., Ltd., formerly known as Qilian International Trade (Chengdu) Co., LTD, which we refer to as “WFOE”, was organized pursuant to PRC laws on May 15, 2019. Gansu Qilianshan Pharmaceutical Co. Ltd., which we refer to as Gansu QLS, the VIE, was established in August 30, 2006, as a result of restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws. Gansu QLS’ shareholders include certain PRC residents and corporate entities controlled by PRC residents.

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

Since we intend to acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, which is prohibited to be invested in by foreign investors, our WFOE cannot hold equity of Gansu QLS. We control Gansu QLS through contractual arrangements. Qilian International is a holding company with no business operation other than holding the shares in Qilian HK and Qilian HK is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of Gansu QLS and its subsidiaries.

Gansu QLS, the VIE, was established in August 30, 2006, by restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws.

On April 17, 2020, Rugao was incorporated under the laws of the People’s Republic of China. Rugao is the 100% owned subsidiary of Chengdu QLS. We aim to use it as procurement and manufacturing assistance entity for Chengdu QLS and as a point of expansion for our sausage casings business in Jiangsu Province.

On January 12, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “QLI.” We raised approximately US$23,865,085 in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

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

Our Corporate Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Qilian International Holding Group Limited
(Cayman Islands)
100%
Qilian International (Hong Kong) Holding Limited
(Hong Kong)
Offshore
100%
Onshore
Qilian International Trade (Chengdu) Co., Ltd.
(PRC)
Gansu Qilianshan Pharmaceutical Co., Ltd., or VIE
(PRC)
100%
Tibet Cangmen Trading Co., Ltd.
(PRC)
100%
Moshangfang (Gansu) Fertilizer Industry Co., Ltd.
(PRC)
79.51%
Chengdu Qilianshan Biotechnology Co., Ltd.
(PRC)
100%
Tibet Samen Trading Co., Ltd.
(PRC)
100%
Jiuquan Ahan Biotechnology Co., Ltd.
(PRC)
100%
Rugao Tianlu Animal Products Co., Ltd.
(PRC)
100%
Chongqing Chengfu Biological Technology Co., Ltd.
(PRC)
Equity Interest
Contractual arrangements, including the exclusive service agreement, the call option agreement, the equity pledge agreement, the shareholders' voting rights proxy agreement, the shareholders' powers of attorney and the spousal consent letters.

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

As a result of these contractual arrangements, we have the power to direct activities of the VIE that most significantly impact its economic performance. We are also entitled to receive substantially all of the economic benefits generated by the VIE as primary beneficiary and we bear the obligation to absorb any and all economic losses it incurs. In addition, we have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. For the reasons above, we are able to consolidate the financial results of the VIE into our financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the Exclusive Service Agreement between Gansu QLS and WFOE, WFOE provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS, with such percentage determined in accordance with “ARTICLE 3 - SERVICE FEES” of the Amended Exclusive Service Agreement executed on August 27, 2019, as amended on February 25, 2021. This percentage represents the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total number of issued and outstanding shares of Gansu QLS.

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

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE and certain shareholders of Gansu QLS together holding 76,196,640 shares, or 99.214% of the total issued and outstanding shares, of Gansu QLS (“Gansu QLS Shareholders”), the Gansu QLS Shareholders pledged all of their equity interests in Gansu QLS to WFOE to guarantee the performance of Gansu QLS’ obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Gansu QLS breaches its contractual obligations under the Exclusive Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Gansu QLS Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Gansu QLS Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement shall be effective until the latest date of the following: (1) the secured debt in the scope of pledge is satisfied (or otherwise discharged); (2) WFOE exercises its pledge rights pursuant to provisions and conditions of the Equity Pledge Agreement; and (3) the Gansu QL Shareholders transfer all the pledged equity interests to WFOE according to the Call Option Agreement, or other entity or individual designated by it.

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

The agreement remains effective until all the transferred equity or transferred asset of Gansu QLS is legally transferred under the name of WFOE and/or other entity or individual designated by it.

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

B. Business Overview

Overview of our Company

Qilian International Holding Group Limited is not an operating company but a Cayman Islands holding company. Our operations are conducted through contractual arrangements with the VIE based in China. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of businesses, and we therefore operate these businesses in China through the VIE. Qilian International Holding Group Limited does not own equity interest in the VIE or its subsidiaries and rely on contractual arrangements entered into with such entities and their respective nominee shareholders to control their business operations. For a summary of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company — Our Holding Company Structure and Contractual Arrangements — Contractual Arrangements between WFOE and Gansu QLS.” Investors in our Ordinary Shares thus are not acquiring equity interest in our operating entities in China but instead are acquiring interest in a Cayman Islands holding company.

We face various legal and operational risks and uncertainties associated with having a major part of our operations in China and with the complex and evolving PRC laws and regulations. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIE, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting due to if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability and the ability of any holder of our Ordinary Shares or other securities of our company to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Related to Doing Business in China.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in our variable interest entities, being deconsolidated. Substantial all of our assets, including the necessary licenses to conduct business are held by the VIE and its subsidiaries. Substantial all of our revenue is generated by the VIE. The deconsolidation of the VIE would have a material adverse effect on our operations and substantially diminish the value of our Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our variable interest entities and, consequently, significantly affect our financial performance. The value of the Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors — Risks Related to Our Corporate Structure.”

In addition, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in . Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Cash Transfers and Dividend Distribution

Qilian International conducts its business operations in China through the VIE and the VIE’s subsidiaries. If needed, Qilian International can transfer cash to our PRC subsidiary through loans and/or capital contributions, and our PRC subsidiary can transfer cash to Qilian International through issuing dividends or other distributions. Our PRC subsidiary can transfer cash to the VIE through intercompany loans and capital contributions, and the VIE can transfer cash to our PRC subsidiary as service fees under the VIE contractual arrangements.

Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.” In addition, cash transfers from our holding company are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investments in PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC subsidiary.”

No cash flows have occurred between (i) Qilian International and its subsidiaries, and (ii) the VIE and VIE’s subsidiaries in the fiscal years ended September 30, 2019, 2020 and 2021.

We have not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary or VIE to our holding company. We do not intend to distribute dividends in the foreseeable future, but we do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Ordinary Shares — We do not intend to pay dividends for the foreseeable future.”

Recent Regulatory Developments

On July 10, 2021, the CAC published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The draft measures, among others, stipulate that if an operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments) and accepted public comments until December 13, 2021. The draft Regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

As advised by our PRC legal counsel, the draft measures and regulations were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the draft measures and regulations, if any, at this stage, and We will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China— The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

We have been advised by our PRC legal counsel, Gansu Quanyi Law Firm, that in the event that we conduct a follow-on offering of securities, we are required to file with the CSRC in accordance with the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies  (Draft for Comments), released by the CSRC on December 24, 2021. In the absence of such offering plan, we believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to our future offerings or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Business Overview

The VIE and its subsidiaries operate a pharmaceutical and chemical company based in China that focuses on the development, manufacture, marketing, and sale of oxytetracycline products, licorice products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers. The VIE and its subsidiaries independently developed Gan Di Xin® and Ahan® Antibacterial Paste within their research and development department. The products of the VIE and its subsidiaries are sold in more than 20 provinces in China.

●	Licorice products include Gan Di Xin®, Qilian Shan® Licorice Extract, and Qilian Shan® Licorice Liquid Extract. Our Gan Di Xin® is an innovative antitussive and expectorant medicine made from raw licorice materials. Our Qilian Shan® Licorice Extract is a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets. Our Qilian

Shan® Licorice Liquid Extract is the primary ingredient for medical preparation companies to produce compound licorice oral solutions.
●	Oxytetracycline products include Qilian Shan® Oxytetracycline Tablets and Qilian Shan® Oxytetracycline Active Pharmaceutical Ingredients (“API”). Our Qilian Shan® Oxytetracycline Tablets are used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human. Our Qilian Shan® Oxytetracycline APIs are used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline as an active ingredient.
●	TCMD product includes Ahan® antibacterial paste, which is made from a mixture of 11 traditional Chinese herbal ingredients. It is used to treat refractory chronic skin diseases.
●	Heparin product includes Heparin Sodium Preparation. It is a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis.
●	Sausage casings include Zhu Xiaochang® Sausage Casings, which are all-natural food products used for culinary purposes.
●	Fertilizer products include Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer. Our Xiongguan® Organic Fertilizer is designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction. Our Xiongguan® Organic-Inorganic Compound Fertilizer is made from both organic materials and traditional chemical fertilizer, and is designed to increased plant growth.

Products

The VIE and its subsidiaries currently manufacture ten products. The VIE and its subsidiaries independently developed Gan Di Xin® and Ahan® Antibacterial Paste within our research and development department. The products of the VIE and its subsidiaries are sold in more than 20 provinces in China. The following list outlines the current products of the VIE and its subsidiaries under six categories— oxytetracycline products, licorice products, TCMD product, heparin product, sausage casings, and fertilizers.

Product	Product
Category	Name	Intended Use	Government Agency Approval
Licorice Products	Gan Di Xin® (1)	Used orally as antitussive and expectorant medicine.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018.

Re-registration approved by the Gansu Provincial Food and Drug Administration on February 7, 2020, May 14, 2015 and April 30, 2004.

	Qilian Shan® Licorice Exact (1)	Used for treating bronchitis, pharyngitis, bronchial asthma and chronic adrenal insufficiency.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018. Re-registration approved by Gansu Food and Drug Administration on May 14, 2015. The Company filed for record with Drug-related Information Filing Platform in July 2019, which removed any further need for re-registration according to Article 11 of the Notice of the NMPA on Strengthening the Supervision and Administration of Extracts and Extracts in the Production of Chinese Medicine.

	Qilian Shan® Licorice Liquid Extract (1)	Used for treating bronchitis, pharyngitis, bronchial asthma and chronic adrenal insufficiency.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018. Re-registration approved by the Gansu Provincial Food and Drug Administration on May 14, 2015 and April 30, 2004. The Company filed for record with Drug-related Information Filing Platform in July 2019, which removed any further need for re-registration according to Article 11 of the Notice of the NMPA on Strengthening the Supervision and Administration of Extracts and Extracts in the Production of Chinese Medicine.

Oxytetracycline Products	Qilian Shan® Oxytetracycline API (1)	Used for treating following diseases: Rickettsia, Mycoplasma infection, Chlamydia infection, Regression fever, Brucellosis cholera, Rabbit fever and Plague

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018. Re-registration approved by Gansu Food and Drug Administration on May 14, 2015. The Company filed for record with Drug-related Information Filing Platform in July 2019, which removed any further need for re-registration according to Article 11 of the Notice of the NMPA on Strengthening the Supervision and Administration of Extracts and Extracts in the Production of Chinese Medicine.

	Qilian Shan® Oxytetracycline Tablets (1)	Used orally for treating the following diseases: Rickettsia, Mycoplasma infection, Chlamydia infection, Regression fever, Brucellosis cholera, Rabbit fever and Plague.

Pharmaceutical Manufacturing Permit approved by Gansu Food and Drug Administration on August 14, 2018. Re-registration approved by Gansu Provincial Food and Drug Administration on February 7, 2020, May 14, 2015 and September 19, 2010.

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

Heparin Product	Heparin Sodium Preparations (3)	Designed for the prevention of thrombosis and embolism; treatment of diffuse intravascular coagulation (DIC) caused by various causes; and other anticoagulation purposes.	Business license issued by Chengdu Administration for Industry and Commerce on June 23, 2014.
Sausage Casings	Zhu Xiaochang® Sausage Casing (3)	Used for culinary purposes.	Business license issued by Chengdu Administration for Industry and Commerce on June 23, 2014.
Fertilizers	Xiongguan® Organic Fertilizer (4)	Designed as a base application fertilizer. It is used to improve soil quality, increases crop yield and improves agricultural products’ quality.

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

(1)	This product is manufactured by the VIE,Gansu GLS.
(2)	This product is manufactured by the VIE’s subsidiary, Ahan.
(3)	This product is manufactured by the VIE’s subsidiary, Chengdu QLS.
(4)	This product is manufactured by the VIE’s subsidiary, Moshangfa.

The following is a detailed description of the current products of the VIE and its subsidiaries and products in development.

Licorice Products

Gan Di Xin®- As an enhanced type of compound licorice tablet, Gan Di Xin is an antitussive and expectorant medicine made from raw licorice materials. Gansu QLS independently researched and developed Gan Di Xin using their patented purification, thin-film coating and inclusion technology (the “3-in-1 technology”, Patent Number ZL 200410030776.4, issued on October 25, 2006). The effective medical ingredients in compound licorice tablets become active only when they are absorbed by the bloodstream. However, traditional licorice tablets’ efficacy is drastically reduced when the effective medical ingredients are swallowed and enter the gastrointestinal tract. Rather than being absorbed by the bloodstream directly, the effective medical ingredients go through the liver’s metabolism process first, which renders the ingredients ineffective. Such phenomenon is called “first pass effect”. The 3-in-1 technology adopted by the Gansu QLS has helped Gan Di Xin bypass the so called “first pass effect” by allowing Gan Di Xi to be dissolved slowly in patients’ mouths, whereby the active ingredients are absorbed through oral mucosa, enabling them to enter blood circulation directly rather than being metabolized by the liver. In this way, Gan Di Xin’s effectiveness can be preserved.

Gan Di Xin is currently categorized as a chemical medicine that falls under China’s State Category V New Drug. According to the New Drug Approval Methods promulgated in July 1985 and revised in April 1999 by the State Drug Administration of PRC, claims of new indications for marketed chemical drugs shall be categorized as a V Category New Drug in the application for approval. Since Gansu QLS applied to have Gan Di Xin approved as a marketed drug reducing dosages, thus adding new indications to already marketed drugs, when Gan Di Xin was approved, it was approved as a Category V New Drug. The application and approval procedures for Category V New Drugs are divided into two stages: clinical research and production and sale. The application for a Category V New Drug is pre-examined by the provincial branches of the National Medical Products Administration, and re-examined by the National Medical Products Administration. Gan Di Xin was issued the National New Drug Certificate (No. H20040463) on April 30, 2004 with Drug Registration Approval (No. 20040640). As a pharmaceutical manufacturer, Gansu QLS is subject to the national medicine quality standard of WS1-(X-001)-2015Z for product registration and manufacturing.

Gansu QLS’s Gan Di Xin® is innovative in terms of its unconventional administration methods, taste, and efficacy. The unique manufacturing process adopted by Gansu QLS, the abundance of local source materials, and the geographical location of Gansu QLS are crucial elements contributing to the success Gansu QLS’s Gan Di Xin®.

Gansu QLS introduced Gan Di Xin® to the Chinese market in 2004. Gan Di Xin® has enjoyed growing popularity in recent years due to its easy administration method, strong efficacy, and soothing taste. Gansu QLS sold approximately 310 million pieces in 2018, 163 million pieces in 2019, 213 million pieces in 2020, and 674 million pieces for year ended September 30, 2021. Gan Di Xin® was awarded “Famous Trademark of Gansu Province” in 2011 by the Gansu Famous Brand Strategy Promotion Committee of the Gansu government. Gan Di Xin® was also awarded “China Chemical and Pharmaceutical Industry’s Excellent Product Brand” in 2013 by the China Chemical Pharmaceutical Industry Association, China Pharmaceutical Business Association, China Non-Prescription Drug Association, and China Pharmaceutical Enterprise Development and Promotion Association. Currently, Gansu QLS sells Gan Di Xin® in more than 20 provinces in China.

Qilian Shan® Licorice Extract and Qilian Shan® Licorice Liquid Extract — Gansu QLS’s licorice extract is a type of API made from processed high quality licorice. This licorice liquid extract is a type of API made from fluid extract of further processed licorice extract. Gansu QLS’s licorice extract is the primary product for pharmaceutical companies to manufacture traditional licorice tablets. Gansu QLS’s licorice liquid extract is also the primary product for medical preparation companies to produce compound licorice oral solutions. Both the traditional compound licorice tablets and compound licorice oral solutions are prescriptive palliatives that help to relieve the symptoms of mucosa irritations and gastrointestinal smooth muscle spasms; they are also used in treating bronchitis, bronchial asthma, throat inflammation and chronic adrenal insufficiency.

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

Gansu QLS uses the active ingredient oxytetracycline to manufacture oxytetracycline tablets. Gansu QLS’s Qilian Shan® Oxytetracycline Tablets are used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human. Gansu

QLS sells its Qilian Shan® Oxytetracycline tablets in more than 20 provinces. Most of the customers who purchase Gansu QLS’s oxytetracycline tablets are pharmaceutical companies.

Qilian Shan® Oxytetracycline APIs— Pharmaceutical companies use Gansu QLS’s oxytetracycline APIs in the manufacture of other medications that use oxytetracycline as an active ingredient in such pharmaceutical products.

Gansu QLS is the only producer in China manufacturing both oxytetracycline tablets and oxytetracycline APIs. Both Qilian Shan® Oxytetracycline tablets and Qilian Shan® Oxytetracycline APIs are certified by the State Food and Drug Administration (“CFDA”), which has been superseded as NMPA. Gansu QLS has obtained the Pharmaceutical Production License and the re-registration approval for the production of our oxytetracycline products. All registrations and qualifications for production are within their validity period.

While oxytetracycline products manufactured by Gansu QLS’s domestic competitors are certified for veterinary use only by the Chinese Ministry of Agriculture (“MOA”), Gansu QLS’s products are also qualified for human consumption by the CFDA. Gansu QLS relies on an established production system as well as a quality control process for its product manufacturing process. Gansu QLS believes that certain key production indicators such as fermentation unit, fermentation yield, and bacterial infection rate have given Gansu QLS distinctive advantages over its competitors, such as excellent per unit production rate, stable and premium quality of products, or large scale production capability.

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

Heparin Product

Heparin Sodium Preparations- Heparin sodium is a prescription drug that has multiple biological and medical functions such as anticoagulation, antithrombotic, hypolipidemic and anti-atherosclerosis. It is used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis. Heparin sodium decreases the risk of coagulation, which is the formation of blood clots in the blood vessels. Heparin sodium is used in preventing blood clotting during open-heart surgery, bypass surgery, kidney dialysis, and blood transfusions. In low doses, it can help prevent and reduce coagulation in certain patients, especially those who underwent surgeries or must remain in bed for a long time. Heparin sodium is also valuable in diagnosing and treating disseminated intravascular coagulation, a serious blood condition in which increased clotting depletes the clotting factors needed to control bleeding, causing excessive bleeding. Heparin sodium has been widely used as an anticoagulant in the world since its first use in 1935.

Chengdu QLS, a subsidiary of the VIE, purchases healthy, locally raised pigs and extracts heparin-rich organic materials from their small intestinal mucosa. Chengdu QLS then processes extracted heparin materials into heparin crude products, which are then sent to manufacturers of heparin sodium raw material for further preparations. Chengdu QLS’s crude heparin is intended for use as a component of other drugs in the Chinese biochemical and medical industry such as Enoxaparin Sodium Injection and Nadroparin Calcium Injection.

Sausage Casings

Zhu Xiaochang® Sausage Casings – Chengdu QLS’s sausage casings are soft cylindrical containers made from small intestines of locally raised pigs. They can be used to contain sausage mixes or for certain medical uses. Chengdu QLS’s all-natural sausage casings are strong and flexible enough to resist the pressure produced by filling them with sausage mix and are permeable to water vapor and gases. Chengdu QLS’s sausage casings offer resistance at low or high temperatures and under customary culinary or medical preparations.

Chengdu QLS’s Heparin Sodium Preparations and Zhu Xiaochang® sausage casings are resource-based products. Chengdu QLS enjoys high quality, low cost, and abundant local resources, which enables it to focus on production technologies and quality control procedures.

Fertilizers

Xiongguan® Organic Fertilizer— Moshangfa’s organic fertilizer combines functional microorganisms and composites of organic materials such as animal and plant residues. In addition to its high nutrient efficiency, Moshangfa’s organic fertilizer is designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction.

Xiongguan® Organic-Inorganic Compound Fertilizer— Primarily sold in six Western Chinese provinces, Moshangfa’s organic-inorganic compound fertilizer contains both organic materials and composites from traditional chemical fertilizer. The organic materials are a mixture of animal feces and peat moss, which are then treated by microbial fermentation process. The organic materials are further mixed with composites from traditional chemical fertilizer, along with humic acid, amino acid and beneficial microbial bacteria. The final product is a granulated nutritious blend designed to increased plant growth.

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

Bio-organic Fertilizer — bio-organic fertilizer is a combination of functional microorganisms and organic materials mainly composed of animal and plant residues (such as mixtures of livestock manure and straws). Manufactured through environmental-friendly processes, Moshangfa’s product is expected to have the following benefits— high nutrient utilization efficiency, the capability to improve crop yield and quality, and the ability to improve soil’s physical and chemical properties.

The two products in development must be registered with the PRC Ministry of Agriculture before they can be produced, sold, or advertised. Moshangfa obtained the Fertilizer Registration Certificates of The People’s Republic of China for the two products under development from the PRC Ministry of Agriculture on May 19, 2020.

Manufacturing Process

The following is a brief description of the manufacturing process of the current products of the VIE and its subsidiaries.

Licorice Products

Gan Di Xin® — Gansu QLS’s facilities produce licorice tablets by combining Licorice Extract, hydrochloric acid, and diluted ammonia. The resulting paste-like mixture is then dried and pulverized into fine powder. That powder is then mixed with camphor extract, star anise oil, and betacyclodextrin. The mixture is further stirred, refrigerated, filtered, dried, combined with more ingredients before final granulation, pressure forming and packaging processes.

Qilian Shan® Licorice Extract and Qilian Shan® Licorice Liquid Extract — To make Licorice Extract, Gansu QLS boils and purifies a mixture of water and licorice raw materials. Gansu QLS then extracts the clear liquid lying above solid licorice residue after precipitation and process the clear liquid into a thick, paste-like solid concentration called Licorice Extract.

To make Licorice Liquid Extract, Gansu QLS first applies heat to a mixture of water and Licorice Extract Power. It then adds ethanol to the heated solutions, stir, let stand overnight, and extracts the clear liquid lying above solid residue. Such procedures are repeated three times before mixing all the clear liquid that was extracted. After removing the residues and ethanol content in the clear liquid, Gansu QLS then adds other chemicals to the clear liquid mixture to ensure that the content of glycyrrhizic acid and alcohol in the clear liquid mixture is in compliance with relevant industry regulations. Gansu QLS’s facilities then purify the clear liquid mixture before packaging.

Oxytetracycline Products

Qilian Shan® Oxytetracycline Tablets — Gansu QLS mixes oxytetracycline and starch evenly, producing a soft material that later goes through granulation and drying procedures. Gansu QLS then adds magnesium stearate to the mixture as a “flow agent”, which prevents the ingredients in each individual tablet from sticking to each other. Then Gansu QLS pressures form, sugar-coats and finally packages the tablets.

Qilian Shan® Oxytetracycline APIs — Gansu QLS carefully cultivates and reproduces Streptomyces Rimosus under specific conditions. Antibiotic materials are produced and accumulated during this fermentation process. Gansu QLS extracts antibiotic materials from the fermentation products. Gansu QLS then purifies and refines the extractions before finally formulating and packaging the product.

TCMD Product

Ahan® Antibacterial Paste — Ahan produces Ahan Antibacterial Paste by mixing water and various Chinese herbal medicine. Ahan then prepares an herbal decoction by heating, purifying and concentrating the mixture. After emulsification, the final products are packaged.

Heparin Product

Heparin Sodium Preparations — Cleaned pigs’ intestines are scraped and intestinal mucosa are collected. The intestinal mucosa is then heated with water and filter the solution, which is then further processed and dried before packaging.

Sausage Casings

Zhu Xiaochang® Sausage Casings — Scraped clean pigs’ intestines are salted, dried and packaged.

Fertilizers

Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer — Moshangfa starts with processing and crushing a mixture of compost and chemical materials. Moshangfa then granulates the crushed composted materials and dries the granulated pellet, uses coating machines to add a protection layer on the surface of the pellets, and finally packages its fertilizer products.

Quality Control and Assurance

In China, each pharmaceutical manufacturer is required to obtain Pharmaceutical Manufacturing Permits granted by the NMPA or its local branches before it engages in any pharmaceutical manufacturing and distribution.

Gansu QLS has obtained its Pharmaceutical Manufacturing Permit with the product manufacturing scopes covering our licorice products and oxytetracycline products. Moshangfa has obtained the National Manufacturing License for Industrial Products that covers the manufacturing of its fertilizer products. Moshangfa also obtained a Fertilizer Registration Certificate of The People’s Republic of China, which was approved by the PRC Ministry of Agriculture on May 19, 2020. Ahan has obtained the Sanitary License for Manufactures of Disinfectant Products that allows it to manufacture its antibacterial paste. The Chinese authorities currently do not require Chengdu QLS to obtain specific qualification or licenses for its sausage casings manufacturing.

The VIE and its subsidiaries have well-qualified and trained professional employees for manufacturing and quality control procedures. The quality control starts with procurement and continues in manufacturing, packaging, storage capabilities, and cost competitiveness to ensure that all of the products of the VIE and VIE’s subsidiaries meet the requirements.

Distribution and Marketing of Products

The products of the VIE and VIE’s subsidiaries are sold in more than 20 provinces nationwide to their qualified distributors, dealers and corporate customers. Currently, there are 54 corporate customers buying Chengdu QLS’s heparin product throughout China, 39 corporate customers buying Chengdu QLS’s sausage casings throughout China, 19 distributors and 11 dealers buying Moshangfa’s fertilizer products throughout China, 29 distributors and two dealers buying Gansu QLS’s oxytetracycline API throughout China, and 89 distributors and one dealer buying Gansu QLS’s oxytetracycline tablets and licorice products throughout China. A qualified distributor is a merchant with a pharmaceutical business qualification certificate, awarded and authorized by the NMPA. The VIE and its subsidiaries intend to engage more qualified distributors and dealers in order to strengthen their distribution network.

We understand the importance of branding and packaging. Packed in unique packaging, the products of the VIE and its subsidiaries bear distinctive trademarks that help them stand out in the market. The VIE and its subsidiaries design packaging for their products and engage third-party manufacturers to produce the packaging.

The VIE and its subsidiaries conduct marketing activities to publicize and enhance their image and brand name. The marketing efforts of the VIE and its subsidiaries are concentrated on attending national meetings, seminars, symposiums, exhibitions for veterinary healthcare and medical industries and other related industries where they can showcase their brand and products.

Customers

The customers of the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The VIE and its subsidiaries have several large customers with whom they generated substantial revenue each year, and the composition of their largest customers has changed from year to year. For the year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the Company’s sales, respectively. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11%, and 10% of the Company’s sales, respectively. For the year ended September 30, 2019, one of our customers represented approximately 15.3% of the Company’s sales. While we believe that one or more of the major customers of the VIE and VIE’s subsidiaries could account for a significant portion of their sales for the foreseeable future, we anticipate that the customer base of the VIE and its subsidiaries will continue to expand and that they will become less dependent on major customers.

Suppliers; Sources and Availability of Raw Materials

The VIE and its subsidiaries research, design and manufacture their products at their manufacturing facilities located at Jiuquan City of Gansu Province and Qionglai City of Sichuan Province in China. The principal raw materials used include various chemical and biological materials including, but not limited to, starch, pig intestine, oxalic acid, liquid alkali, liquid ammonia, sodium ferrocyanide, and defoamer agent. None of the current products of the VIE and VIE’s subsidiaries requires any raw materials that are scarce, and the raw materials used in general are readily available from a wide range of local sources. Accordingly, the VIE and its subsidiaries do not have any continuing or long-term supply agreements with any of these suppliers. The VIE and its subsidiaries purchase raw materials from their suppliers on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond the control of the VIE and its subsidiaries, including energy costs, organic chemical feedstock, market demand, and freight costs. The prices for these raw materials have varied significantly in the past and may vary significantly in the future.

For the year ended September 30, 2021, one supplier accounted for 13%, of the total purchases of the Company, respectively. For the fiscal year ended September 30, 2020, two suppliers accounted for 11% and 10% of the total purchases of the Company, respectively. For the year ended September 30, 2019, two suppliers accounted for 12.9% and 9.5% of the total purchases of the Company, respectively.

Competition

The VIE and its subsidiaries have competitors in China that manufacture products similar to theirs. These companies sell products similar to ours and some of them may have more assets, resources and a larger market share. We believe the VIE and its subsidiaries are able to compete with these competitors because of their geographical location in West China, their unique combination of products, and their products’ lower prices.

Products	Competitors
Compound Licorice Tablets (a pharmaceutical product that has similar medical efficacy compared to the award winning Gan Di Xin®)	Jiangxi Pharmaceutical Co., Ltd. (the only company in China that manufacture compound licorice tablets)
Oxytetracycline Tablets	Shanxi Datong Tongxing Antibiotics Co., Ltd.; Chifeng Pharmaceutical Co., Ltd.; Hebei Shengxue Dacheng Pharmaceutical Co., Ltd.
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

Honors, Awards, and Qualifications

Honors

Honors	Individual or Entity Honored	Agency	Date
Vice Presiding Entity of Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	Gansu QLS	Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	August 2010
Vice Presiding Entity for Gansu Province Medical Industry Association	Gansu QLS	Gansu Province Medical Industry Association	May 2013
The 3rd Governing Entity of China Narcotics Association	Gansu GLS	China Association of Narcotic Drugs	October 2014
Vice Presiding Entity for Jiuquan City Environmental Protection Industrial Association	Gansu QLS	Jiuquan City Environmental Protection Industrial Association	March 2015
Gansu Provincial Excellent Engineering Consulting Award (awarded to our CEO)	Zhanchang Xin, our CEO	Gansu Provincial Development and Reform Commission	August 2010
Gansu Province’s Famous Brand	Gansu QLS	Gansu Famous Brand Strategy Promotion Committee	December 2011
Suzhou District Science and Technology Progress Award	Gansu QLS	Government of Suzhou District, Jiuquan City	August 2012
2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to our Gan Di Xin® product)	Gansu QLS

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

December 2015
Famous Trademark of Gansu Province (awarded to our Gan Di Xin® product)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	December 2015
Excellent Entrepreneur Award (awarded to our CEO)	Zhanchang Xin	China Petroleum and Chemical Industry Committee	July 2016
Gansu Province “Specialized New Technology” Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	November 2017
Strategic Emerging Growth Exemplar Enterprise	Gansu QLS	Gansu Provincial Development and Reform Commission	December 2018
Little Giant Enterprise of Chengdu City	Chengdu QLS	Sichuan Provincial Economic and Information Commission, Sichuan Provincial SME Bureau, Chengdu City Economic and Information Commission	December 2018
Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award	Gansu QLS	China Petroleum and Chemical Industry Federation and China SME Development Committee	November 2019
Chengdu City’s Unicorn Enterprise Award	Chengdu QLS	Chengdu City Municipal New Economy Commission	June 2019
Sichuan Province “Specialized and Innovative” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Sichuan Province “High-growth” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Suzhou District “Tax Contribution Award” for 2019	Gansu QLS	Suzhou District Committee and District Government	March 2020
2020 Gansu Provincial Technology Innovation Model Enterprise	Gansu QLS	Gansu Province Industry and Information Technology Commission, Gansu Province Department of Finance	August 2020
Jiuquan Leading Talent for Years 2020 to 2022 (awarded to our CEO)	Zhanchang Xin	Government of Jiuquan City and Jiuquan Municipal Committee of the Communist Party of China	November 2020
Excellent Entrepreneur Award (awarded to our CEO)	Zhanchang Xin	Government of Economic and Technological Development Zone of Jiuquan City	February 2021

Selective Criteria for the Awards

Gansu Provincial Excellent Engineering Consulting Award (awarded to our CEO Mr. Zhanchang Xin)

The Gansu Provincial Excellent Engineering Consulting Award is awarded by the Gansu Provincial Development and Reform Commission based on the comprehensive evaluation of the engineering consulting achievements accomplished by the applicant and such recognition is only awarded to engineering projects that have reached high level of ingenuity and economic potential within certain industry. Gansu QLS’s “Gan Di Xin Industrialization Project” was recognized as such engineering project and Mr. Zhanchang Xin was recognized as having made outstanding contributions to the project during its establishment, implementation and completion stages.

Gansu Province’s Famous Brand

Gansu Province’s Famous Brand is awarded by Gansu Famous Brand Strategy Promotion Committee in accordance with the “Product Quality Law of the People’s Republic of China”, the “Quality Control Guideline of the State Council” and the “Quality Control Implementation Plan of Gansu Province”. In an effort to promote and cultivate excellent local brand of Gansu province, Gansu Famous Brand Strategy Promotion Committee carefully evaluates the applicant’s qualifications based on the following guidelines, which include, but are not limited to: brand-name strategy, products quality control, market share, customer satisfaction, annual profit and tax contribution, production cost and annual profit, applicant’s technological innovation and product development capabilities, and customer service.

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

2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to Gan Di Xin®)

Gansu QLS’s product, Gan Di Xin®, was awarded “2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand” after a joint review process conducted by the China Chemical Pharmaceutical Industry Association, the China Pharmaceutical Business Association, and the China Pharmaceutical Enterprise Development Promotion Association. The review process was based on the following qualifications, which include but are not limited to, the Company’s R&D capabilities, marketing capabilities, technological innovation, and production scale.

Famous Trademark of Gansu Province (awarded to trademark Qilian Shan®)

According to the “Trademark Law of the People’s Republic of China”, the “Regulations on the Implementation of the Trademark Law of the People’s Republic of China” and other laws and administrative regulations, the Gansu Provincial Administration for Industry and Commerce is authorized to award the “Famous Trademark of Gansu Province” title to eligible applicants based on the following qualifications, which include, but are not limited to: whether the trademark is publicly recognized and legally owned by the applicant, whether the trademark has high reputation/credibility and is well-known to the general public, whether the product behind the trademark is of superior quality than its competitors, and whether the customer service is satisfactory. The Gansu Provincial Administration for Industry and Commerce also evaluates the applicant’s key business indicators such as sales volume, local tax contribution, and annual profit increase in the past three years.

Gansu Province Circular Economy Exemplar Enterprise

According to the “Management Measures for the Identification and Assessment of Key Enterprises in Strategic Emerging Industries in Gansu Province” provided by the Provincial Development and Reform Commission, the Commission has the authority to award the Strategic Emerging Growth Exemplar Enterprise status to local enterprises with the following qualifications, which include, but are not limited to: well-known brand name within certain industry, high business growth, high contribution to local tax revenue, market competitiveness, and future development potential.

Nationally Recognized Enterprise Technology Center Status, Provincial Level

According to the “Gansu Provincial Level Nationally Recognized Enterprise Technology Center Recognition Measures”, Gansu Provincial Department of Industry and Information Technology, together with Gansu Provincial Development and Reform Commission, Gansu Provincial Department of Finance, State Taxation Bureau, and Gansu Provincial Taxation Bureau commissioned certain third-party institutions to conduct a comprehensive review of the applicant’s qualifications based on the following criteria, which include, but are not limited to: annual sales revenue, net profit, capitalization, production scales, competitive strength such as technological innovation, research and development capabilities, and ownership of intellectual property rights.

Famous Trademark of Gansu Province (awarded to Gan Di Xin®)

According to the “Trademark Law of the People’s Republic of China”, the “Regulations on the Implementation of the Trademark Law of the People’s Republic of China” and other laws and administrative regulations, the Gansu Provincial Administration for Industry and Commerce is authorized to award the “Famous Trademark of Gansu Province” title to eligible applicants based on the following qualifications, which include, but are not limited to: whether the trademark is publicly recognized and legally owned by the applicant, whether the trademark has high reputation/credibility and is well-known to the general public, whether the product behind the trademark is of superior quality than its competitors, and whether the customer service is satisfactory. The Gansu Provincial Administration for Industry and Commerce also evaluate the applicant’s key business indicators such as sales volume, local tax contribution, and annual profit increase in the past three years.

Excellent Entrepreneur Award (awarded to our CEO, Mr. Zhanchang Xin)

China National Petroleum Corporation and China Chemical Industry Federation jointly reviewed the qualification of Mr. Zhanchang Xin based on the following standards, which include, but are not limited to: the Company’s R&D capacity, the Company’s annual profit increase in the past five years, the Company’s major products, and the Company’s local and national tax contributions.

Gansu Province “Specialized New Technology” Enterprise

According to the “Guiding Opinions on Promoting the Development of Specialized New Technology Enterprises” and “Plans on Promoting the Development of Small and Medium-sized Enterprises” provided by the Ministry of Industry and Information Technology (the “MIIT”), the Gansu Provincial Department of Industry and Information Technology has the authority to award the “Specialized New Technology Enterprise” status to enterprises with the following qualifications, which include, but are not limited to: good operating status, complete and organized financial management system, high-tech industrial products encouraged by the local and central governments, high average annual growth rate of net profit (no less than 10%), low asset-liability ratio (less than 70%), high level of proficiency in business operation and management, high R&D capacity, high product quality, safe manufacturing environment, high financial credit, and high social credit.

Strategic Emerging Growth Exemplar Enterprise

According to the “Management Measures for the Identification and Assessment of Key Enterprises in Strategic Emerging Industries in Gansu Province” provided by the Provincial Development and Reform Commission, the Commission has the authority to award the Strategic Emerging Growth Exemplar Enterprise status to local enterprises with the following qualifications, which include, but are not limited to: well-known brand name within certain industry, high business growth, high contribution to local tax revenue, market competitiveness, and future development potential.

Little Giant Enterprise of Chengdu City Award

According to the “Notice for Carrying out the Cultivation of High-Growth SMEs and Small Giant Enterprises in 2018” (Enterprise Division of Sichuan Provincial Economic and Information Commission [2018] No. 136) issued by the Sichuan Provincial Economic and Information Commission and Sichuan Provincial SME Bureau, the Chengdu City Economic and Information Commission is authorized to award the “Little Giant Enterprise of Chengdu City” Award according to the following qualifications, which include, but are not limited to: sizes of the applicants’ manufacturing capabilities, annual profits, tax contributions, and annual business income.

Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award

According to the “Measures for the Recognition of Petroleum and Chemical Industry “Specialized and Innovative” SMEs Award” and “Opinions on Promoting the Healthy Development of SMEs” issued by the General Office of the CPC Central Committee and General Office of the State Council, the China Petroleum and Chemical Industry Federation and China SME Development Committee are authorized to award Petroleum and Chemical Industry “Specialized and Innovative” SME Enterprises Award according to the following qualifications, which include, but are not limited to: well-known brand name within petroleum and chemical industry, strong R&D capacities, specialization and expertise in certain market segments, market competitiveness, ownership of certain highly competitive IPs, and management efficiencies.

Chengdu City’s Unicorn Enterprise Award

According to the “Notice of the Chengdu City Municipal New Economy Committee on Cultivating New Economic Enterprise 2018” (Chengdu City Municipal New Economy Development Committee [2018] No. 247) issued by the Chengdu City Municipal New Economy Committee, the Chengdu City Municipal New Economy Committee, with the help of qualified industrial experts and financial experts, is authorized to award the “Chengdu City’s Unicorn Enterprise”. Such award is based on, among other things, investment qualifications, market capital estimation, and annual net income.

Sichuan Province “Specialized and Innovative” SME Award

According to the "Proposal on Cultivating Specialized and Innovative SMEs” and the “Notice on Carrying Out the Proposal of Cultivating Specialized and Innovative SMEs”, Sichuan Province Economic and Information Technology Commission is authorized to award the Sichuan Province “Specialized and Innovative” SME Award according to the following qualifications, which include, but are not limited to: annual business income, annual profits, tax contributions, accounting credibility, social credits, and bank credits.

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

Jiuquan Leading Talent for Years 2020 to 2022

Government of Jiuquan City and Jiuquan Municipal Committee of the Communist Party of China jointly reviewed the qualification of Mr. Zhanchang Xin based on the following standards, which include, but are not limited to: a candidate’s achievement and leadership in their profession, professional ethics, and ability to create economic value and social value through their work.

Excellent Entrepreneur Award (awarded to our CEO)

Government of Economic and Technological Development Zone of Jiuquan City reviewed the qualification of Mr. Zhanchang Xin based on the following standards, which include, but are not limited to: a candidate’s entrepreneurship and ability to lead their company with advanced management philosophy, and the annual income, profits, and status of regulatory compliance of those companies under the candidate’s leadership.

Qualifications

Qualifications	Individual or Entity Qualified	Agency	Issue Date	Expiration Date
GMP Certificate for our Oxytetracycline Products	Gansu QLS	Gansu Provincial Food and Drug Administration	March 2015	March 1, 2020*
GMP Certificate for our Licorice Products	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2015	August 19, 2020*
National Permit for Industrial Products Manufacturers	Moshangfa	Gansu Provincial Bureau of Quality and Technical Supervision	January 2018	August 5, 2026 (1)
Production Permit for Disinfection Product Manufacturers	Ahan	Gansu Provincial Health and Family Planning Commission	June 2017	June 14, 2025 (2)
China’s High-tech Enterprise Certificate	Gansu QLS	Gansu Provincial Department of Science and Technology, Gansu Provincial Department of Finance, Gansu Provincial Department of Taxation, Gansu Provincial Local Taxation Bureau	November 2017	November 2023 (3)
Pollutant Discharge Permit	Gansu QLS	Jiuquan City Environmental Protection Bureau	December 2017	December 28, 2025 (4)
Gansu Province Fertilizer Official Registration Certificate	Moshangfa	Gansu Provincial Agriculture and Animal Husbandry	December 2017	December 31, 2022
Pharmaceutical Production License	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2018	December 29, 2025 (5)
Fertilizer Registration Certificate for Xiongguan® Organic Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025
Fertilizer Registration Certificate for Xiongguan® Organic-Inorganic Compound Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025

Notes:

*The Good Manufacturing Practice certification was cancelled pursuant to the Drug Administration Law, as amended on August 26, 2019 and effective from December 1, 2019 and is no longer a requirement for the manufacturing of these products.

(1)The original permit was valid until September 20, 2021. This permit was renewed on September 27, 2021.
(2)The original permit was valid until May 31, 2021. This permit was renewed on June 15, 2021.
(3)The certificate was valid for three years. Gansu QLS’s renewal request was approved in September 2020.
(4)The original permit was valid for three years. Gansu QLS’s renewal request was approved in February 2021.
(5)The original license expired in February 2021. Gansu QLS’s renewal request was approved in February 2021.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. The VIE and its subsidiaries rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. The VIE and its subsidiaries do not rely on third-party licenses of intellectual property for use in their business.

Gansu QLS currently holds 14 Chinese patents. Gansu QLS’s current Chinese issued patents expire at various times from 2026 through 2029. Chengdu QLS currently holds eight Chinese patents, all of which expire in 2029. Gansu QLS currently has two Chinese patent applications pending. Ahan currently has one Chinese patent application pending. Moshangfa currently has three Chinese patent applications pending. We have exclusive rights to utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. And we do not violate existing patent rights of any other party.

The following table sets forth a brief description of the Company’s issued Chinese patents, including their respective publication numbers, application filing date, issue date, expiration date and title.

Patent Number	File Date	Issue Date	Expiration Date*	Title	Status
ZL 200410030776.4	April 9, 2004	October 25, 2006	October 25, 2026	Purification, thin-film coating and inclusion technology for the manufacturing of Gan Di Xin®.	Effective
ZL 201521133480.5	December 30, 2015	June 22, 2016	June 22, 2026	A dust removal process.	Effective
ZL 201521133504.7	December 30, 2015	August 24, 2016	August 24, 2026	A device for processing oxytetracycline residue.	Effective
ZL 201521129906.X	December 31, 2015	June 29, 2016	June 29, 2026	A treatment system for waste-water residues.	Effective
ZL 201521133522.5	December 30, 2015	August 10, 2016	August 10, 2026	Double-effect concentrator.	Effective
ZL 201621459387.8	December 28, 2016	July 7, 2017	July 7, 2027	A new type of oxytetracycline fermenter.	Effective
ZL 201621454988.X	December 28, 2016	July 7, 2017	July 7, 2027	A traditional Chinese medicine extracting device for ulcerative colitis treatments.	Effective
ZL 201621464545.9	December 28, 2016	August 25, 2017	August 25, 2027	An insecticide spraying device for vegetables.	Effective
201822114750.8**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline residue neutralizer.	Effective
201822114757.x**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline crystallization mother liquor retriever.	Effective
ZL 201920537937.0	April 19, 2019	March 10, 2020	April 19, 2029	A Chinese medicine extraction device	Effective
ZL 201920726585.3	May 12, 2019	March 10, 2020	May 21, 2029	A medicine grinding machine	Effective
ZL 201921243962.4**	August 2, 2019	April 14, 2020	August 2, 2029	An air dying system for oxytetracycline production	Effective
ZL 201921244754.6**	August 2, 2019	April 14, 2020	August 2, 2029	A dryer for organic fertilizers production	Effective
ZL 201921607930.8**	September 25, 2019	June 9, 2020	September 24, 2029	A centrifuge for extracting heparin sodium with high speed	Effective
ZL201921596241.1**	September 24, 2019	July 24, 2020	September 23, 2029	A centrifuge for extracting heparin sodium with low speed	Effective
ZL201921610887.0**	September 26, 2019	July 7, 2020	September 25, 2029	A mixing device for preparing ground pig lung mixture	Effective
ZL201921595043.3	September 24, 2019	June 9, 2020	September 23, 2029	A multi-layer separation device for extracting heparin sodium	Effective
ZL201921596218.2	September 24, 2019	June 9, 2020	September 23, 2029	A reactor heater for extracting heparin sodium	Effective
ZL201921606629.5	September 25, 2019	June 9, 2020	September 24, 2029	A filter and separation device for extracting heparin sodium	Effective
ZL201921610868.8	September 26, 2019	June 9, 2020	September 25, 2029	A processing device for extracting heparin sodium from pig intestines with high efficiency	Effective
ZL201921606671.7	September 25, 2019	June 9, 2020	September 24, 2029	A separation device for extracting heparin sodium	Effective
201810214947.0	March 15, 2018	A production process of traditional Chinese herb based antibacterial cream.	PENDING
201822121674.3	December 18, 2018	A sterilization filter for oxytetracycline fermentation liquid.	PENDING
201910713025.9	August 2, 2019	Processing technology for bio-organic fertilizer.	PENDING
201910713063.4	August 2, 2019	Processing technology for potassium humate flush fertilizers	PENDING
201910712340.X	August 2, 2019	Processing technology for sunflower organic fertilizers.	PENDING
201921244766.9	August 2, 2019	A filter for producing liquor rice extract.	PENDING

*Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.

**Utility model patents

Gansu QLS currently has ten Chinese trademarks. Gansu QLS’s current Chinese issued trademarks expire at various times from 2020 through 2030. Gansu QLS currently does not have any Chinese trademarks applications pending.

Trademark Number	Issue Date	Expiration Date*	Trademark Title
6084468	February 14, 2010	February 13, 2030	祁连山 (Qilian Shan)**
3792776	March 14, 2006	March 13, 2026	甘帝欣 (Gan Di Xin)
13679211	March 7, 2015	March 6, 2025	沙门果 (Shamen Guo)
13679213	March 7, 2015	March 6, 2025	甘帝康 (Gan Di Kang)
13679212	March 7, 2015	March 6, 2025	阿含 (Ahan)
22534753	April 7, 2018	April 6, 2028	阿含斋 (Ahan Zhai)
20810590	September 21, 2017	September 20, 2027	陌上发 (Moshangfa)
10336012	February 28, 2013	February 27, 2023	雄关 (Xiongguan)
27770670	November 14, 2018	November 13, 2028	猪小常 (Zhuxiaochang)
37873604	March 7, 2020	March 6, 2030	祁連國際 (Qilian Guoji)

*Trademark expiration dates are routinely subject to dispute in trademark infringement actions. No assurance can be given that third parties infringing our trademark will not dispute the expiration dates of our trademarks or that we will be successful in defending against such disputes.

** The original expiration date of this trademark was on February 13, 2020. The Company submitted a trademark renewal request for 祁连山 (Qilian Shan) to the China National Intellectual Property Administration (“CNIPA”) in July 2019. On February 14, 2020, the CNIPA approved the renewal request for 祁连山 (Qilian Shan) and the Company obtained a registration certificate for the renewal of such trademark.

Research and Development

The VIE and its subsidiaries established a research and development department in 2015, with its Nationally Recognized Enterprise Technology Center status assessed and approved by the Gansu Provincial Industry and Information Commission, the Gansu Provincial Development and Reform Commission, the Gansu Provincial Science and Technology Department, Gansu Provincial Finance Department, the Gansu Provincial State Taxation Bureau, and the Gansu Provincial Local Taxation Bureau in December 2015. The Nationally Recognized Enterprise Technology Center status is a competitive honor awarded by Chinese government agencies, and such recognition reflects the Company’s comprehensive strength in technological innovation and robust R&D activities. After years of continued development, the R&D department of the VIE and its subsidiaries has become the core of their technological innovation efforts, dramatically improving their R&D capabilities, enhancing their industry competitiveness, and, we believe, improving the Company’s overall business outlook.

R&D Achievements

The research and development activities of the VIE and its subsidiaries are project based and the number of projects they work on varies annually. As of September 30, 2021, the VIE and its subsidiaries had 14 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The director of the R&D department, Mr. Zhanchang Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Zhanchang Xin’s leadership, the R&D department of the VIE and VIE’s subsidiaries contributed to the following recent accomplishments:

In the beginning of October 2016, Ahan established a TCMD research project borrowing ideas from medicines of Chinese Dai ethnicities. This research project created Ahan’s innovative Ahan® antibacterial paste for the treatment of psoriasis, neurodermatitis and other skin ailments. Ahan has completed all necessary filing procedure as required by PRC laws and the Ahan® Antibacterial Paste has been on the Chinese market since November 2017. Ahan filed a patent application on March 15, 2018 under patent number 201810214947.0, and the application is currently in the stage of substantive examination as of the date of this annual report.

Gansu QLS has invested approximately RMB 1,000,000 for its mutational breeding experiment of oxytetracycline-producing bacteria. Gansu QLS has selected and bred superior strains and has successfully increased the average fermentation unit of oxytetracycline from 32000 U/ml to 35000 U/ml and beyond, thereby greatly improving our oxytetracycline product yield while reducing our production cost.

R&D Development Plan

The VIE and its subsidiaries intend to continue focusing on R&D to improve the quality of their products. The VIE and its subsidiaries also intend to develop new products and exploit unmet market demands in the near future.

With the aid of advanced production technology and manufacturing facilities, of Gansu QLS’s production capacity of oxytetracycline has reached its industrial upper limit. After thorough research and investigation, the R&D department of the VIE and VIE’s subsidiaries has concluded that only through improving the quality of oxytetracycline strains can they lead to industrial break-through of oxytetracycline production capacity. Additionally, Gansu QLS has been recently focusing on developing nitrofurantoin enteric-coated tablets and vitacoenzyme as new products to be offered in the future.

Regarding its fertilizer, Moshangfa will continue utilizing its advantage of abundant local raw material sources and expect to develop liquid-flushing fertilizer, crops fertilizer and pharmaceutical fertilizer that fulfills the agricultural production demands of various crops.

The R&D department will further develop Ahan® antibacterial paste to suit different skin types of customers and appeal to customers from different ethnic and cultural regions in China. In addition, Ahan will create more products so as to provide its customers with more choices. Pursuant to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, Ahan shall file the sanitary and safety evaluation reports of its modified Ahan® antibacterial paste to the provincial health administrative branch before such product can be introduced to the Chinese market. The local authorities shall publish the filing information excluding commercial secrets. Ahan’s filing procedures do not involve approval from the relevant authorities, and enterprises are not required to obtain any certificate in order to complete the filing procedure. Ahan has completed the required filing process for its current version of Ahan® antibacterial paste in May 2017. Ahan will also update the sanitary and safety evaluation report and file the updated report to the competent authorities for any modified Ahan antibacterial paste in the future. Currently, other variants of Ahan® antibacterial paste are also under research and development.

Facilities

The VIE and its subsidiaries own our principal executive office, which is located at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. The VIE and its subsidiaries use the principal executive office not only for corporate and administrative purposes, but also for manufacturing our oxytetracycline products and licorice TCMD products.

The VIE and its subsidiaries also currently own the following land use rights and properties for its operations:

			Area in
Land Use Right			Square
Holder	Address	Legal Use	Meters	Terms of Use
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	40456.33	Until June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	29519.37	June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	30610.14	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	24464.59	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	61972.6	Until January 7, 2043
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu	Industrial	14008.00	Until January 1, 2059

Property Title			Area in Square
Holder	Address	Legal Use	Meters
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	20243.26
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	11836.27
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	1669.33
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	63.44
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	9845.25
Chengdu Qilianshan Biotechnology Co.,Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	1082.84
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	664.08
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	168.34
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	738.09
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	40.77
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	1130.03

* Chengdu Qilianshan Biotechnology Co., Ltd. obtained its current property from judicial auctions. It has yet to receive a property ownership certificate for this property. Chengdu Qilianshan Biotechnology Co., Ltd. can still legally use this property even without a property ownership certificate.

In addition, the VIE and its subsidiaries currently lease five properties as employee dormitories with a total area of approximately 512 square meters, all of which are in Sichuan Province. As of September 30, 2021, we had leased employee dormitories with a total area of approximately 382 square meters, all of which are in Sichuan Province. As of the date of this annual report and September 30, 2021, Chengdu QLS leases a production facility from a third-party lessor with an aggregate area of approximately 6,000 square meters for an annual rent of RMB200,000 (US$30,969), which Chengdu QLS sublet to Rugao for an annual rent of RMB200,000 (US$30,969). We believe that our current facilities are adequate and suitable for our operations, but we may seek additional space as needed to accommodate future growth.

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

PRC Laws and Regulations on Pharmaceutical Manufacture

General Regulations Relating to Pharmaceutical Industry

The pharmaceutical industry in China is highly regulated. We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Market Regulation (“SAMR”), the NMPA, the MIIT, and their respective local offices.

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

Pharmaceutical Manufacturing Permit

According to the Drug Administration Law and its implementation rules, no pharmaceutical products can be produced in the PRC without a Pharmaceutical Manufacturing Permit. A local pharmaceutical manufacturer must obtain a Pharmaceutical Manufacturing Permit from one of the NMPA’s provincial level branches in order to commence production of pharmaceutical products. Prior to granting such license, the relevant government authority will inspect the manufacturer’s production facilities, and decide whether the sanitary conditions, quality assurance system, management structure and manufacturing equipment have met the standards and criteria. Among other things, such a permit sets forth the permit number, the name, legal representative and registered address of the enterprise, the site and scope of production, issuing institution, date of issuance and effective period.

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

Use of Pharmaceutical Product Packages

Pharmaceutical products packages must, in accordance with applicable regulations, be labeled and have an instruction booklet attached to them. The name of the drug, its ingredients, specifications, the manufacturing enterprise, approval number, product batch number, date of production, expiry date, suitability for symptoms or main function, methods of use, dosage, contraindications, side-effects and points to note must be clearly indicated on the label or in the instruction booklet. The labels of narcotic drugs, psychotropic drugs, poisonous drugs, radioactive drugs, drugs for external use only and non-prescription drugs must bear the prescribed mark. Drug packaging must comply with the national and professional standards. If no national or professional standards are available, an enterprise can formulate its own standards and use them in packing after obtaining the approval of the food and drug administration bureau at provincial level. Such enterprise must reapply with the relevant authorities if it needs to change its own packaging standards. Pharmaceuticals that have not developed or received approval for, packing standards must not be sold or traded its drugs in China (except for drugs for the military).

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

Moshangfa has registered for the drug containers it produces and obtained the re-registration certificate.

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

Ahan has obtained the Sanitary License for Manufactures of Disinfectant Products for the Ahan® antibacterial paste it produces.

According to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, our Ahan® antibacterial paste is categorized as Type II disinfectant, which is an disinfectant product with risks of middle level. Type II disinfectant products’ sanitary and safety evaluation reports shall be filed for record to the provincial health administrative branch before the product firstly be published to market. Pursuant to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, the Company shall file the sanitary and safety evaluation reports of its modified Ahan® antibacterial paste to the provincial health administrative branch before such product can be introduced to the Chinese market. The local competent authorities shall publish the filing information excluding commercial secrets. The filing procedure does not involve approval from the competent authorities, and enterprises are not required to obtain any certificate in order to complete the filing procedure. Ahan has completed the required filing process for its current version of Ahan® antibacterial paste in June 2017.

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

Production License

In China, producers of chemical fertilizers (which are covered by the catalog of industrial products issued by the State Council) are required to obtain a production license from the Market Regulation Departments at the provincial level (the “Provincial MRDs”). An application for license renewal should be made with the applicable Provincial MRD within six months before such license expires. Pursuant to a series of decisions regarding amendments to the product license administration process promulgated by the State Council in September 2018 as well as its Implementation Notifications promulgated by the Administration of Market Regulation (the “State MRD”) on October 16, 2018, the Provincial MRDs are authorized to assess the qualification of such applicant after receiving its renewal application. The assessment process includes appointing staff members from the Provincial MRD to conduct on-site due diligence and reviewing qualification test reports on the applicant’s industrial products issued by qualified inspection institutions within the last year (the “QT Reports”). The Provincial MRD would typically inform the applicant of the on-site due diligence results in writing within 30 days after the due diligence process is completed. Such process may be waived if the applicant makes a representation in writing that its production process and manufacturing conditions have not been changed since the license was last granted or renewed. If the applicant successfully passes the on-site due diligence process (or such requirement is effectively waived), the Provincial MRD will subsequently request the applicant to submit the QT Reports for review. The Provincial MRD will make a final decision on the renewal application within 60 days from the day accepting the application. If the Provincial MRD decides to grant the renewal, then a renewed Production License for Industrial Products will be sent to the applicant within 10 days after the date of the Provincial MRD decision. If the Provincial MRD decides not to grant the renewal, then it will notify the applicant in writing.

The VIE’s subsidiary, Moshangfa, currently owns a valid Production License for Industrial Products, which will expire on August 5, 2026. Its Production License for Industrial Products covers Moshangfa’s organic-inorganic compound fertilizer, which is subject to the regulations for chemical fertilizers.

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

Other Fertilizers — Fertilizers that do not comply with the above two criteria should be registered with the MOA. Fertilizer-pesticide mixtures and the homemade organic fertilizer produced by the farmers are also beyond the scope of fertilizer registration management. Homemade organic fertilizers are usually for self-use purpose and fertilizer-pesticide mixtures are controlled under China’s pesticide registration system.

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

Moshangfa’s Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer are Category II fertilizers. Moshangfa has registered these two products with the provincial agricultural department. Moshangfa has obtained Gansu Province Fertilizer Official Registration Certificates, which cover the manufacturing of its compound fertilizers and organic fertilizers. Moshangfa has renewed its Gansu Province Fertilizer Official Registration Certificates once in January 2018, and they will expire in December 2022. Pursuant to the Administrative Measures of Fertilizer Registration, Moshangfa will apply for another renewal six months before such certificates expire. Moshangfa has obtained Fertilizer Registration Certificates for both Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer, which were approved by the PRC Ministry of Agriculture on May 19, 2020 and are valid until May 2025.

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

An enterprise should submit a renewal application of its registration certificate six months before such registration expires. As provided by the Administrative Measures of Fertilizer Registration in China, our Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer should also register their renewal with the Gansu Province Administration of Agriculture. According to the instructions on fertilizer registrations published by the Gansu Government Services (http://www.gszwfw.gov.cn/art/2019/12/20/art_412266_8414.html), we are requested by Gansu Province Administration of Agriculture to provide a product quality inspection report issued by a qualified provincial or national inspection institution with China Metrology Accreditation, along with other procedural documents such as application forms. The Gansu Province Administration of Agriculture is responsible for adjudicating the adequacy of our application materials and making final decisions on approval. Moshangfa submitted all required documentation for renewal and was granted new registration certificates in January 2018. Moshangfa’s new registration certificates will expire in May 2025.

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

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017, and the Negative List, which came into effect on July 23, 2020. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The pharmaceutical industry, except for the production of confidential prescription products of proprietary Chinese medicines and the application of steaming, frying, simmering and calcining and other processing techniques for traditional Chinese medicine pieces production, which are prohibited to be invested in by foreign capital, falls within the permitted category in accordance with the Catalogue and the Negative List. As of the date of this annual report, our current production and operation do not fall within any items on the Negative List. However, we may in the future acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, and as result it is likely that our production and operation would be subject to the Negative List. As a result, we would not be able to hold any equity of Gansu QLS and its subsidiaries.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. The State also establishes information reporting system and national security review system according to the Foreign Investment Law.

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

According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation. Qilian International Trade (Chengdu) Co., LTD is a Foreign-invested Enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Gansu QLS is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

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

Our variable interest entity, Gansu QLS currently holds 14 patents in China and enjoys the corresponding rights. In addition, Gansu QLS, Ahan and Moshangfa have separately filed two, one and three patent applications with the Patent Administration Department of the PRC. We have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. To our knowledge, we do not violate the existing patent rights of any third party as of the date of this report.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. We have completed the filing for recording our domain name of “qlsyy.net” as a provider of non-commercial internet-based information services.

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

Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and repealed Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as a capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

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

There are a total of 151 Gansu QLS shareholders, who are PRC residents. Amongst them, 122 have signed the VIE Agreements, but only 82 have completed the Circular 37 Registration. The remaining 40 shareholders who have yet to complete the Circular 37 Registration hold a total of 4.5% of shares of Gansu QLS. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB50,000 (approximately US$7,199). Shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either.

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

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;
●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;
●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or
●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

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

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The EIT Law was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018. The Implementation Rules of the EIT Law were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and last amended on April 23, 2019. According to the EIT Law and its implementation rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the SAT on August 21, 2006, with its fifth protocol coming into effect on December 6, 2019. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. The Notice on the Understanding and Identification of the Beneficial Owners in the Tax Treaty (the “Notice”) was promulgated by SAT and became effective on October 27, 2009. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

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

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 20% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

PRC Laws and Regulations on Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on December 29, 2018 and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Gansu QLS and its subsidiary companies have entered into written employment contracts with all the employees and performed their obligations under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010, became effective on July 1, 2011, and was last amended on December 29, 2018, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Gansu QLS has not deposited the social insurance fees in full for all the employees in compliance with the relevant regulations. Gansu QLS may be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.”

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Gansu QLS has opened bank accounts and deposited housing provident funds as required since August 2019. However, Chengdu QLS has not opened bank accounts for its employees’ housing funds deposits, or deposited employees’ housing funds, which may be ordered by the relevant PRC authorities to open the housing funds account, make the payment, and deposit within a prescribed time limit. If Chengdu QLS fails to go through the formalities to open the account within the prescribed time limit, a fine of not less than RMB10,000 nor more than RMB50,000 shall be imposed. If Chengdu QLS fails to make the payment and deposit within the prescribed time limit, an application may be made to the people’s court for compulsory enforcement.

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Qilian International Holding Group Limited
(Cayman Islands)
100%
Qilian International (Hong Kong) Holding Limited
(Hong Kong)
Offshore
100%
Onshore
Qilian International Trade (Chengdu) Co., Ltd.
(PRC)
Gansu Qilianshan Pharmaceutical Co., Ltd., or VIE
(PRC)
100%
Tibet Cangmen Trading Co., Ltd.
(PRC)
100%
Moshangfang (Gansu) Fertilizer Industry Co., Ltd.
(PRC)
79.51%
Chengdu Qilianshan Biotechnology Co., Ltd.
(PRC)
100%
Tibet Samen Trading Co., Ltd.
(PRC)
100%
Jiuquan Ahan Biotechnology Co., Ltd.
(PRC)
100%
Rugao Tianlu Animal Products Co., Ltd.
(PRC)
100%
Chongqing Chengfu Biological Technology Co., Ltd.
(PRC)
Equity Interest
Contractual arrangements, including the exclusive service agreement, the call option agreement, the equity pledge agreement, the shareholders' voting rights proxy agreement, the shareholders' powers of attorney and the spousal consent letters.

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

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the Exclusive Service Agreement between Gansu QLS and WFOE, WFOE provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS, with such percentage determined in accordance “ARTICLE 3 - SERVICE FEES” of the Amended Exclusive Service Agreement executed on August 27, 2019, as amended on February 25, 2021. This percentage represents the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total number of issued and outstanding shares of Gansu QLS.

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

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE and certain shareholders of Gansu QLS together holding 76,196,640 shares, or 99.214% of the total issued and outstanding shares, of Gansu QLS, the Gansu QLS Shareholders pledged all of their equity interests in Gansu QLS to WFOE to guarantee the performance of Gansu QLS’ obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Gansu QLS breaches its contractual obligations under the Exclusive Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Gansu QLS Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Gansu QLS Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

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

The agreement remains effective until all the transferred equity or transferred asset of Gansu QLS is legally transferred under the name of WFOE and/or other entity or individual designated by it.

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

See “—B. Business Overview—Facilities.”

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

We were originally incorporated in the Cayman Islands on February 7, 2019. Our business is conducted by Gansu QLS, the VIE in the PRC, and its subsidiaries, using RMB, the currency of China.

On May 20, 2019 and November 20, 2020, we, through our wholly foreign-owned entity Chengdu Trading, entered into a series of contractual arrangements with Gansu QLS, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney. Pursuant to the VIE Agreements, WFOE provides Gansu QLS with technical support, consulting services and other management services and is entitled to receive 99.214% of Gansu QLS’ net profits, this percentage being the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of Gansu QLS. In addition, Gansu QLS’s shareholders have pledged 99.214% of their equity interests in Gansu QLS to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE. Through the VIE Agreements, Qilian Chengdu holds all the variable interests of Gansu QLS. Therefore, Qilian Chengdu is the primary beneficiary of Gansu QLS.

Based on the VIE Agreements, Gansu QLS is considered a VIE of Qilian Chengdu under U.S. GAAP. As the above entities were under common control before and after the execution of the VIE Agreements, the restructuring was accounted for as a reorganization of entities under common control and consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Thus, the financial results presented here include those of the VIE and the VIE’s subsidiaries from the first period presented. Refer to our Risk Factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Our net revenue for the year ended September 30, 2021 was $57.1 million, representing an increase of $7.1 million, or 14%, from $50.0 million for the year ended September 30, 2020. Net income attributable to our shareholders for the year ended September 30, 2021 was $3.2 million, representing a decrease of $1.9 million, or 38%, from $5.1 million for the year ended September 30, 2020. Non-GAAP EBITDA (as defined below) for the year ended September 30, 2021 was $4.6 million, representing a decrease of $2.5 million, or 35%, from $7.2 million for the year ended September 30, 2020. For additional information on EBITDA, please see the subsection “—EBITDA” below.

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP) (as defined below). The key measures that we use to evaluate the performance of our business are set forth below:

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

Non-GAAP Financial Measures-EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that our management considers relevant for the readers of our consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

Our management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools and, as such, you should not consider them in isolation or as substitutes for analysis of our Company’s financial results as reported under U.S. GAAP. For example, EBITDA:

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

COVID-19

The COVID-19 pandemic has significantly affected the economic and business activities within China. To contain the spread of the COVID-19 virus, the Chinese government has adopted restrictive measures such as city lockdowns, travel restrictions, and closures of business activities. Since April 2020, many businesses in China have resumed normal operations as government officials started to ease the restrictive measures.

However, the COVID-19 pandemic has negatively impacted our businesses, especially during the fiscal year ended September 30, 2020. Our manufacturing activities depend on a wide array of raw materials such as soybeans, corn starch, glycyrrhiza glabra plant, pig intestines, and many others. We experienced substantive diminutions in raw material supplies due to the COVID-19 pandemic and ensuing lockdowns. For the year ended September 30, 2020, the price of raw materials increased by approximately 4%-8% as compared to the same period of 2019. Our overall gross margin decreased from 21% for the year ended September 30, 2019 to 15% for the year ended September 30, 2020. For the year ended September 30, 2021, as COVID-19 was under control in China, cost of raw material was relatively stable, compared to the drastic increase in 2020. The ongoing COVID-19 pandemic has caused significant uncertainty in global market and demand as well as the logistics and transportation. Although we do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in the domestic markets, resulting in a decrease in selling prices of some of our products and lower gross margin.

As of the date of this annual report, the COVID-19 coronavirus surged in China due to Omicron and Delta variants. Under China’s zero COVID policy, business activities have been affected to a certain degree. The extent of future impact of COVID-19 pandemic on our operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China, is still uncertain, as the COVID-19 pandemic continues to adversely affect the global economy and the potential for resurgences remain.

Results of Operations for the years ended September 30, 2021 and 2020

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2021 and 2020. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2021	2020	Amount	%
Net revenue	$57,099,884	$50,033,200	$7,066,684	14%
Cost of revenue	51,461,354	42,494,047	8,967,307	21%
Gross profit	5,638,530	7,539,153	(1,900,623)	(25)%
Selling, general and administrative expenses	3,250,485	2,728,009	522,476	19%
Income from operations	2,388,045	4,811,144	(2,423,099)	(50)%
Interest income (expense)	(57,671)	(242,877)	185,206	(76)%
Other income	1,032,903	1,237,082	(204,179)	(17)%
Income before income tax provision	3,363,277	5,805,349	(2,442,072)	(42)%
Provision for income taxes	255,133	864,908	(609,775)	(71)%
Net income	3,108,144	4,940,441	(1,832,297)	(37)%
Less: net income (loss) attributable to noncontrolling interest	(44,724)	(123,269)	78,545	(64)%
Net income attributable to Qilian International Holding Group Limited	$3,152,868	$5,063,710	$(1,910,842)	(38)%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended
	September 30,
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Oxytetracycline & licorice products and TCMD	$33,451,159	59%	$32,602,384	65%	$848,775	3%
Heparin products and sausage casing	$23,162,554	40%	$16,729,115	33%	$6,433,439	38%
Fertilizer	$486,171	1%	$701,701	2%	$(215,530)	(31)%
Total	$57,099,884	100.0%	$50,033,200	100.0%	$7,066,684	14%

Compared with net revenue for the year ended September 30, 2020, our net revenue increased by $7.1 million, or 14%, for the year ended September 30, 2021, which was primarily attributable to a $6.4 million increase in sales from heparin products and sausage casings, and a $0.8 million increase in sales from oxytetracycline & Licorice products and TCMD.

Oxytetracycline & Licorice Products and TCMD

The sales of oxytetracycline products, licorice products and TCMD accounted for 98%, 2% and 0%, respectively, of this segment’s total sales for the year ended September 30, 2021, and 97%, 2% and 1%, respectively, of such segment’s total sales for the year ended September 30, 2020. For the year ended September 30, 2021, our sales denominated in USD for oxytetracycline products, licorice products and TCMD increased by approximately $0.8 million, or 3%, from approximately $32.6 million for the year ended September 30, 2020 to approximately $33.5 million for the year ended September 30, 2021. However, the increase was due to the appreciation of RMB against USD in 2021, which accounted for $2.5 million. Sales denominated in RMB decreased by RMB10.6 million, equivalent to $1.6 million. The decrease in sales in this segment is due to a decrease in the average selling price of oxytetracycline products by 9% compared to that of 2020 in order to stimulate the sales of oxytetracycline products. Sales quantity increased by 6% compared to that of 2020, due to the lower selling price. The ongoing COVID-19 pandemic has caused significant uncertainty in global market and demand as well as logistics and transportation. Although we do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in domestic markets.

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing increased by $6.4 million, or 38%, from $16.7 million for the year ended September 30, 2020, to $23.2 million for the year ended September 30, 2021. $1.2 million of such increase was due to the appreciation of RMB against USD in 2021. In additional, the increase of our sales of heparin products was mainly driven by increased demand from pharmaceutical customers. Due to the COVID-19 pandemic, global demand for prescription medicines, vaccines and medical devices increased. The demand for heparin, a widely used medication, also increased significantly during the pandemic. In 2021, we increased investment in this segment and added new sales force. The sales quantity of heparin products increased by 41%, and their selling price increased by 10%. However, our sales of sausage casings decreased by $0.4 million. As the gross margin of sausage casings in the past two fiscal years is negative due to the combined effect of COVID-19 pandemic and African Swine fever in China, we reduced our efforts in selling sausage casings.

Fertilizer

Sales from fertilizer decreased by $0.2 million, or 31%, from $0.7 million for the year ended September 30, 2020 to $0.5 million for the year ended September 30, 2021. In the fiscal year ended September 30, 2021, we expanded our manufacturing capacity and the production of fertilizer was interrupted for almost ten months. We resumed normal production of fertilizer in October 2021.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended
	September 30,		Changes
	2021	2020	Amount	%
Oxytetracycline & licorice products and TCMD
Net revenue	$33,451,159	$32,602,384	$848,775	3%
Cost of revenue	28,362,016	25,004,712	3,357,304	13%
Gross profit	$5,089,143	$7,597,672	$(2,508,529)	(33)%
Gross Margin	15.2%	23.3%	(8.1)%

Heparin products and sausage casing
Net revenue	$23,162,554	$16,729,115	$6,433,439	38%
Cost of revenue	22,635,600	17,184,665	5,450,935	32%
Gross profit	$526,954	$(455,550)	$982,504	(216)%
Gross Margin	2.3%	(2.7)%	5%

Fertilizer
Net revenue	$486,171	$701,701	$(215,530)	(31)%
Cost of revenue	463,738	304,670	159,068	52%
Gross profit	$22,433	$397,031	$(374,598)	(94)%
Gross Margin	4.6%	56.6%	(52)%

Total
Net revenue	$57,099,884	$50,033,200	$7,066,684	14%
Cost of revenue	51,461,354	42,494,047	8,967,307	21%
Gross profit	$5,638,530	$7,539,153	$(1,900,623)	(25)%
Gross Margin	9.9%	15.1%	(5.2)%

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for our oxytetracycline and licorice products and TCMD was $28.4 million for the year ended September 30, 2021, an increase of $3.4 million, or 13%, from $25.0 million for the year ended September 30, 2020, which was primarily attributable to the appreciation of RMB against USD in 2021, which accounted for $1.9 million, or 8% of such increase. In addition, the cost of revenue for our oxytetracycline and licorice products increased due to the continuously increasing raw material costs in response the short supply and inflation. The average cost of oxytetracycline products, which represent the majority of our products in this segment, increased by 4%. Gross margin of our oxytetracycline and licorice products decreased from 23.3% to 15.2%, primarily due to the decrease in their average selling price for about 6% in fiscal year 2021 as compared to fiscal year 2020 as describe above and increased raw material price in fiscal year 2021.

Heparin Products and Sausage Casings

Cost of revenue for our heparin products and sausage casings was $22.6 million for the year ended September 30, 2021, an increase of $5.5 million, or 32%, from $17.2 million for the year ended September 30, 2020. This was primarily attributable to the increased sales of $6.4 million, or 38%, for the year ended September 30, 2021 compared to the fiscal year ended September 30, 2020. The low gross margin in this segment for the fiscal year 2021 was due to the impact of the COVID-19 pandemic, and for the fiscal year 2020, was due to a combined effect of the COVID-19 pandemic and African Swine fever. The general decrease in pig population and raw material supplies had caused a substantive increase in the unit cost of our heparin products and sausage casings. Costs of pig small intestine, which is the main raw material for the products in this segment, increased by 50% in fiscal year 2020. For the year ended September 30, 2021, the improvement of gross margin is contributed by a different combination of products sold. Heparin products, which has higher gross margin, accounted for 79% of the total segment sales for the year ended September 30, 2021, compared to only 68% for the year ended September 30, 2020. Sausage casings, which have negative margin for both years, accounted for 21% of the total segment sales for the year ended September 30, 2021, compared to 32% for the year ended September 30, 2020.

Fertilizer

Cost of revenue for our fertilizer products was approximately $464,000 for the year ended September 30, 2021, an increase of approximately $159,000, or 52%, from approximately $305,000 for the year ended September 30, 2020. In the fiscal year ended September 30, 2021, we expanded our manufacturing capacity and the production was interrupted for almost ten months. We manufactured limited quantity of fertilizer products with high fixed manufacturing overhead, leading to significant increase of cost per unit compared to that in fiscal year 2020. We expect our gross margin will go back to normal in fiscal year 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3.3million for the year ended September 30, 2021, an increase of approximately $0.5 million, or 19%, from $2.7 million for the year ended September 30, 2020. The increase was mainly attributable to an increase of approximately $0.4 million in salary and repair and maintenance expense as we expanded our operations and sales, as well as an increase of $0.2 million in insurance expense in connection with us being a publicly traded company in the United States. We had immaterial R&D expenses included in the selling, general and administrative expenses for the year ended September 30, 2021 and 2020. We expect R&D expenses to increase in the upcoming years as we are currently developing new products in the oxytetracycline & licorice products line.

Interest Expenses, net

Interest expenses are primarily generated from bank borrowings, including bank loans and banknotes payable, offset by interest income. Interest expenses for the year ended September 30, 2021 decreased by $185,000 compared to $243,000 for the year ended September 30, 2020. The decrease is due to payoff of the bank loans in April 2021 and no bank loan has been borrowed afterwards.

Other Income

Other income was $1.0 million for the year ended September 30, 2021, as compared to $1.2 million for the year ended September 30, 2020, which primarily consisted of government grants and investment income.

Income Taxes Provision

Provision for income taxes decreased by $0.6 million, or 71%, from $0.9 million for the year ended September 30, 2020 to $0.3 million for the year ended September 30, 2021, as a result of the decreased income before income tax provision, as well as increased tax holiday for some of the VIE’s subsidiaries enacted by the Chinese government. Income before income tax provision was $5.8 million for the year ended September 30, 2020, compared to $3.4 million for the year ended September 30, 2021. Effective income tax rates were 7.6% for the year ended September 30, 2021, compared to 14.9% for the year end September 30, 2020, which was a result of the increased tax holiday as discussed above, as well as certain permanent difference between taxable income under US GAAP and Chinese tax law.

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $45,000 for the fiscal year ended September 30, 2021, a decrease of $79,000, or 64%, from approximately $0.1 million of net loss attributable to non-controlling interest for the year ended September 30, 2020. The decrease was a result of the increase of net loss of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and its subsidiaries experienced a net loss of approximately $0.7 million for the year ended September 30, 2020 and it experienced a net loss of approximately $0.2 million for the year ended September 30, 2021. Chengdu QLS and its subsidiaries manufacture our heparin products and sausage casings. See “—Net Revenue—Heparin Products and Sausage Casings” and “—Cost of Revenue and Gross Profit—Heparin Products and Sausage Casings.”

Net Income Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders decreased by $1.9 million, or 38%, from $5.1 million for the year ended September 30, 2020 to $3.2 million for the year ended September 30, 2021.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended
	September 30,		Changes
	2021	2020	Amount	%
Net income	$3,108,144	$4,940,441	$(1,832,297)	(37)%
Interest expense	57,671	242,877	(185,206)	(76)%
Income tax provision	255,133	864,908	(609,775)	(71)%
Depreciation & Amortization	1,201,229	1,105,588	95,641	9%
EBITDA	$4,622,177	$7,153,814	$(2,531,637)	(35)%
Percentage of EBITDA to revenue	8.1%	14.3%	(6.2)%

Our EBITDA was $4.6 million for the year ended September 30, 2021, a decrease of $2.5 million, or 35%, compared to $7.2 million for the year ended September 30, 2020. This was mainly due to the decrease in net income resulting from decreased gross profit, and increase in selling and administrative expenses. The percentage of EBITDA to revenue was 8.1% and 14.3% for the years ended September 30, 2021 and 2020, respectively.

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

Compared with net revenue for the year ended September 30, 2019, our net revenue increased by $3.9 million, or 9%, for the year ended September 30, 2020, which was primarily attributable to a $2.5 million increase in sales from oxytetracycline products and licorice products, and a $1.3 million increase in sales from heparin products and sausage casings.

Oxytetracycline & Licorice products and TCMD

For the year ended September 30, 2020, our sales for oxytetracycline products, licorice products and TCMD increased by approximately $2.5 million, or 8%, from approximately $30.1 million for the year ended September 30, 2019 to approximately $32.6 million for the year ended September 30, 2020. The sales of oxytetracycline products, licorice products and TCMD accounted for 97%, 2% and 1%, respectively, of this segment’s total sales for the year ended September 30, 2020, and 96%, 4% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2019. The increase in sales in this segment is due to the following reasons:

1) We conducted our scheduled facility maintenance from July 2019 to September 2019, which resulted in reduced oxytetracycline production by approximately 386 tons (a 16% decrease compared to that of fiscal year 2020). Although the outbreak of COVID-19 in early 2020 negatively impacted our manufacturing activities, we resumed our production on February 27, 2020. Due to the production suspension in 2019, the quantity sold in 2019 was 16% less than the sales quantity in 2020, which contributed to a $3.9 million increase in sales in 2020.

2) Sales price per unit of our oxytetracycline products, licorice products and TCMD decreased by 5%, which is considered normal in the course of business. The sales decreased by $0.6 million due to the price change.

3) During the COVID-19 outbreak in China, we switched part of our production lines to manufacture disinfection products in light of a shortage of such products, which contributed $148,000 in sales for the year ended September 30, 2020.

4) The sales increase in this segment was offset to a certain degree by a decrease in sales of licorice products. The COVID-19 outbreak in China during January 2020 to March 2020 had a significant impact on the sales of our licorice products. The sales volume of our licorice products decreased by 16% due to the logistics restraint and delays caused by China’s national lockdown during the COVID-19 outbreak. However, the market price of our licorice products had increased by 9% in fiscal year 2020 compared to fiscal year 2019 due to high market demand. Overall, the sales from our licorice products decreased by $0.3 million.

5) Due to exchange rate differences, the sales of oxytetracycline products, licorice products and TCMD for the year ended September 30, 2020 denominated in USD was reduced by $0.6 million compared to that for the year ended September 30, 2019.

Heparin Products and Sausage Casings

Sales from heparin products increased by $1.3 million, or 9%, from $15.4 million for the year ended September 30, 2019, to $16.7 million for the year ended September 30, 2020. The increase of our sales of heparin products was mainly driven by the demand from our two long-term pharmaceutical customers. Due to the COVID-19 pandemic, global demand for prescription medicines, vaccines and medical devices increased. The demand for heparin, a widely used medication, also increased significantly during the pandemic. Sales of heparin products to our largest pharmaceutical customer in this segment increased by 179% in fiscal year 2020 as compared to fiscal year 2019, which contributed to $5.5 million of sales in this segment. Sales of heparin products to other pharmaceutical customers increased by $0.6 million. However, our sales of sausage casing decreased by $2.3 million in fiscal year 2020 as compared to fiscal year 2019 due to the combined effect of the COVID-19 pandemic and African Swine fever in China.

Fertilizer

Sales from fertilizer increased by $0.2 million, or 28%, from $0.5 million for the year ended September 30, 2019 to $0.7 million for the year ended September 30, 2020. The increase in our sales of fertilizer products was due to sales to our newly developed customers and regulatory policy recommending decreasing use of non-organic fertilizer and pesticide. Our fertilizer are mainly organic and more environmental friendly.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended
	September 30,		Changes
	2020	2019	Amount	%
Oxytetracycline & Licorice products and TCMD
Net revenue	$32,602,384	$30,149,950	$2,452,434	8%
Cost of revenue	25,004,712	22,324,422	2,680,290	12%
Gross profit	$7,597,672	$7,825,528	$(227,856)	(3)%
Gross Margin	23.3%	26.0%	(2.7)%

Heparin products and Sausage casing
Net revenue	$16,729,115	$15,397,503	$1,331,612	9%
Cost of revenue	17,184,665	13,905,846	3,278,819	24%
Gross profit	$(455,550)	$1,491,657	$(1,947,207)	(131)%
Gross Margin	(2.7)%	9.7%	(12.4)%

Fertilizer
Net revenue	$701,701	$549,231	$152,470	28%
Cost of revenue	304,670	186,504	118,166	63%
Gross profit	$397,031	$362,727	$34,304	9%
Gross Margin	56.6%	66.0%	(9.4)%

Total
Net revenue	$50,033,200	$46,096,684	$3,936,516	9%
Cost of revenue	42,494,047	36,416,772	6,077,275	17%
Gross profit	$7,539,153	$9,679,912	$(2,140,759)	(22)%
Gross Margin	15.1%	21.0%	(5.9)%

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for our oxytetracycline and licorice products and TCMD was $25.0 million for the year ended September 30, 2020, an increase of $2.7 million, or 12%, from $22.3 million for the year ended September 30, 2019, which was primarily attributable to a $2.5 million, or 8%, increase in sales of products in this segment. Gross margin of our oxytetracycline and licorice products and TCMD decreased from 26.0% in fiscal year 2019 to 23.3% in fiscal year 2020 primarily due to the increased raw material price in 2020. Due to the COVID-19 pandemic, restrictions of raw material supply let to a cost increase from 4% to 8% for the main materials we use in producing the products of this segment in fiscal year 2020 as compared to fiscal year 2019. Sales price has increased to absorb the cost increase, but in a smaller percentage.

Heparin products and Sausage casings

Cost of revenue for our heparin products and sausage casings was $17.2 million for the year ended September 30, 2020, an increase of $3.3 million, or 24%, from $13.9 million for the year ended September 30, 2019. This was primarily attributable to a significant increase in unit cost of our heparin products and sausage casings. Due to the combined effect of the COVID-19 pandemic and African Swine fever in China, the general decrease in pig population and raw material supplies had caused a substantive increase in the unit cost of our heparin products and sausage casings in fiscal year 2020. Costs of pig small intestine, which is the main raw material for the products in this segment, increased by 50% in fiscal year 2020. Our market price for heparin products increased by 6% in the year end September 30, 2020 to reflect the cost increase. However, due to a significant decrease in demand for sausage casings, the selling price of sausage casings decreased by 11% for the year ended September 30, 2020, compared to the selling price for the fiscal year ended September 30, 2019. The gross margin of sausage casing was (30)% for the year ended September 30, 2020, which lead to (2.7)% gross margin for this segment.

Fertilizer

Cost of revenue for our fertilizer products was approximately $305,000 for the year ended September 30, 2020, an increase of approximately $118,000, or 63%, from approximately $187,000 for the year ended September 30, 2019. The increase in cost of revenue was mainly due to our increased sales in fertilizer products. Gross margin decreased by 9.5% from 66% for the year ended September 30, 2019 to 56.6% for the year ended September 30, 2020. The decrease in gross margin was mainly due to a 34% increase in cost per unit, resulting from significantly decreased supply of raw materials during the COVID-19 pandemic, while a relatively consistent selling price per unit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2.7 million for the year ended September 30, 2020, a decrease of approximately $0.8 million, or 22%, from $3.5 million for the year ended September 30, 2019. The decrease was mainly attributable to the decrease of approximately $0.7 million in consulting and professional fees related to our initial public offering, which were not eligible to be capitalized in accordance with the U.S. GAAP. As 2019 was the first year we prepared for our public listing and filing, the majority of the filing costs incurred in 2019.

Interest Expenses

Interest expenses are primarily generated from bank borrowings including bank loans and banknotes payable. Interest expenses were approximately $243,000 and $224,000 for the years ended September 30, 2020 and 2019, respectively.

Other Income

Other income was $1.2 million for the year ended September 30, 2020 as compared to $1.0 million for the year ended September 30, 2019, which primarily consisted of government grants and other non-operating incomes.

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

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was $0.1 million for the fiscal year ended September 30, 2020, a decrease of $0.7 million, or 121%, from approximately $0.6 million of net income attributable to non-controlling interest for the year ended September 30, 2019. The decrease was a result of the decrease of net income of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and Rugao experienced a net loss of approximately $704,000 for the year ended September 30, 2020 and it experienced a net income of approximately $1.0 million for the year ended September 30, 2019. Chengdu QLS manufactures our heparin products and sausage casings. As discussed in the net revenue and gross profit sections, due to the increased cost of heparin products and sausage casings, the gross margin decreased from 9.7% to (2.7)%. Therefore, Chengdu QLS turned from net profit in 2019 into net loss in 2020.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of September 30, 2021, we had cash of approximately $10.5 million. We have funded our working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations, and bank loans. In the year ended September 30, 2021, we received approximately $24 million as proceeds from our initial public offering. Cash was used to pay for inventory, salaries, selling expenses, rental expenses, income taxes, other operating expenses, and repay debts.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2021. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for our products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our debt.

The following table summarizes our cash flow data for the years ended September 30, 2021, 2020 and 2019:

	For the year ended
	September 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	$345,034	$5,076,014	(580,197)
Net cash used in investing activities	(24,200,032)	(375,592)	(666,629)
Net cash provided by financing activities	23,993,338	2,140,503	373,650
Effect of exchange rate on cash	601,903	431,765	(157,163)
Net increase (decrease) in cash and cash equivalents	$740,243	$7,272,690	(1,030,339)

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, and adjusted for the effect of working capital changes.

Net cash provided by operating activities was approximately $0.3 million for the year ended September 30, 2021, a decrease of $4.7 million in cash provided by operating activities, or 93%, compared to net cash provided by operating activities of $5.1 million for the year ended September 30, 2020. The decrease was a result of decrease in net income of $1.7 million, and decrease in working capital from inventory of $1.4 million, advances to suppliers of $1.4 million, advance from customers of $2.7 million, accrued expenses and other payables of $1.6 million, and tax payable of $2.1 million, offset by change of working capital mainly resulting from the change in bank acceptance notes receivable of $6.0 million, and accounts payable of $1.4 million.

Net cash provided by operating activities was approximately $5.1 million for the year ended September 30, 2020, an increase of $5.7 million in cash provided by operating activities, or 975%, compared to net cash used in operating activities of $0.6 million for the year ended September 30, 2019. The increase was a result of increase in working capital from inventory of $4.9 million, advance from customers of $3.7 million, tax payable of $1.8 million, and accrued expense of $0.6 million, offset by decrease of net income of $1.0 million, change of working capital mainly resulting from the change in account receivable of $1.4 million, and bank acceptance receivable of $3.4 million.

Investing Activities

Net cash used in investing activities was approximately $24.2 million for the year ended September 30, 2021, an increase of $23.8 million, or 6,343%, compared to $0.4 million net cash used in investing activities for the year ended September 30, 2020. The increase was mainly due to the increase of investment in private equity fund of $20 million, purchase of property and equipment of $3.0 million to expand production capacity, and $706,000 paid to acquire additional equity interest in the VIE’s subsidiaries.

Net cash used in investing activities was approximately $0.4 million for the year ended September 30, 2020, 2020, a decrease of $0.3 million, or 44%, compared to $0.7 million net cash used in investing activities for the year ended September 30, 2019. The decrease was mainly due to the decrease of cash paid for the purchase of property and equipment of $0.2 million and decrease of payment made for long term investment of $0.1 million. For the year ended September 30, 2019, we made $64,000 investments and for the year ended September 30, 2020, we received dividend distribution of $57,000.

Financing Activities

Net cash provided by financing activities was approximately $24.0 million for the year ended September 30, 2021, an increase of $21.9 million, or 1,020%, compared to $2.1 million for the year ended September 30, 2020. The increase was mainly a result of $23.9 million net cash received as proceeds from our initial public offering, a $7.8 million increase from notes payable, offset by a $2.7 million increase in bank loan repayments.

Net cash provided by financing activities was approximately $2.1 million for the year ended September 30, 2020, an increase of $1.8 million, or 473%, compared to $0.4 million for the year ended September 30, 2019. The increase was a result of a $0.7 million increase in net bank loan proceeds, offset by a $0.6 million decrease in notes payable payment.

Capital Expenditures

Our capital expenditures were $3.5 million, $0.5 million and 0.6 million in fiscal years ended September 30, 2021, 2020 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business. The capital expenditure for the year ended September 30, 2022 is estimated to be $5.0 million for the new facility to be built in Chongqing city for producing our heparin products, and the construction of the new facility is estimated to start in March 2022 and be completed by December 2022.

Holding Company Structure

Qilian International Holding Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiary. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

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

The contract assets and contract liabilities are recorded on the consolidated balance sheets as accounts receivable and advance from customers as of September 30, 2021 and 2020.

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

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We do not believe that there was any uncertain tax position as of September 30, 2021 and 2020.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities that meet the definition of an U.S. Securities and Exchange (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the amendments is permitted. We do not expect the adoption will have material impact on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. This ASU is effective for public business entities for fiscal years and interim periods beginning after December 15, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhanchang Xin	55	Chairman of the Board of Directors and Chief Executive Officer
Haiping Shi	49	Chief Financial Officer and Director
Marta New	42	Independent Director
Ming Jing	58	Independent Director
David Moss	52	Independent Director

Mr. Zhanchang Xin has been our Chairman of the Board and Chief Executive Officer since our incorporation. Since August 2006, Mr. Xin has served as Chairman of the Board of Gansu QLS. Mr. Xin has over 30 years of research and engineering in the pharmaceutical industry. He has worked for Gansu QLS for 34 years and has published pharmaceutical research papers in Chinese medical journals such as “China Medical Industry Journal” and “Gansu Pharmaceutical”. In June 1986, Mr. Xin received a Bachelor Degree in Pharmacy from the School of Medicine at Lanzhou University. Mr. Xin received his Master Degree in Business Administration from Beijing Technology and Business University in December 2004.

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

Mr. David J. Moss has served as our independent director since December 2020. Mr. Moss is currently serving as Chief Financial Officer at Inmune Bio Inc. (Nasdaq: INMB), which is a company focusing on developing and commercializing products to treat immune system diseases. Mr. Moss served as a director of Pegasi Energy Resources Corporation from May 2007 to January 2014 and was a founding investor in Reliant Service Group LLC which recently sold in 2015 to a leading private equity firm. From 1996 until 2001 he served as Managing Partner at a Seattle based venture capital firm, The Phoenix Partners. From November 2010 until October 2011, Mr. Moss was the Chief Executive Officer, sole director and a majority shareholder of Tamandare Explorations Inc. a private specialty pharmaceutical company. Mr. Moss holds an MBA from Rice University and a BA in Economics from the University of California, San Diego.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation

For the fiscal year ended September 30, 2021, we paid an aggregate of $109,967 in cash to our directors and executive officers, and we paid an aggregate of US$70,718 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary, the VIE, and the VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, which will be renewed automatically renewed for an additional one-year term if neither party provides written notice to the other party or proposes to re-negotiate the terms of such agreement three months before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, severe neglect of his or her duties, violating certain confidentiality and non-disclosure obligations, or breaching his or her non-competition and non-solicitation obligations under such agreements. An executive officer may terminate his or her employment at any time with a one-month prior written notice, subject to certain conditions provided thereunder. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

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

Audit Committee. Our audit committee consists of David Moss, Marta New, and Ming Jing. David Moss is the chairman of our audit committee. We have determined that David Moss, Marta New, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that David Moss qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing any audit problems or difficulties and management’s response with the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of David Moss, Marta New, and Ming Jing. Ming Jing is the chairman of our compensation committee. We have determined that David Moss, Marta New, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending compensation packages for our most senior executive officers to the board;
●	approving and overseeing compensation packages for our executives other than the most senior executive officers;
●	reviewing and recommending to the board with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;
●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ming Jing, Marta New, and David Moss. Marta New is the chairperson of our nominating and corporate governance committee. Ming Jing, Marta New, and David Moss satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D. Employees

We had 283, 281, and 280 employees in total as of September 30, 2021, 2020 and 2019, respectively. As of September 30, 2021, there were 240 employees in Gansu QLS, 10 employees in Moshangfa, and 33 employees in Chengdu QLS and they work in the following capacities: management, administration, supplement, production, quality control, R&D, strain cultivation, chemical residue cleaning, ingredient combination, disinfection, tablet making, drug preparation, packaging, equipment operator, plate framing, boiler management, bottle making, biochemistry monitoring, powder making, crystalizing, decolorization, docking, product loading, facility repair, air compressor management, water pump management, water treatment, plumbing, welding, hygiene, intestine cleaning, salting, salt disintegration, vehicle management and financial management.

As of September 30, 2021, our employees were located in Jiuquan City, Chengdu City and Qionglai City, China.

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionlai City for Gansu QLS, Moshangfa and Chengdu QLS as of September 30, 2021:

Gansu QLS	Number of Employees
General Management	25
Manufacturing Management	36
Facility Management	2
Financial Management	7
Warehouse Management	2
Operators	122
Assay and Quality Control Department	11
Logistics Department	9
Laboratory and Facilities	10
Facility Maintenance	8
Sales Department	6
Procurement	2
Total	240

Moshangfa	Number of Employees
General Management	1
Sales Department	2
Statistics	1
Drivers	3
Facility Management	1
Operators	2
Total	10

Number of
Chengdu QLS	Employees
General Management	6
Financial Department	2
Warehouse Management	1
Assay and Quality Control Department	2
Operators	19
Driver	3
Total	33

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the fiscal year ended September 30, 2021, we failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of the VIE Agreements, nor will it affect the validity of our VIE Agreements.

We believe that we maintain a good working relationship with our employees, and we are not in the process of any labor disputes.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 35,750,000 Ordinary Shares issued and outstanding as of the date of this annual report.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent*
Directors and Executive Officers†:
Zhanchang Xin (1)	13,839,000	38.71%
Haiping Shi (2)	7,131,000	19.95%
David Moss	—	—
Ming Jing	—	—
Marta New	—	—
All directors and executive officers as a group:	20,970,000	58.66%

5% Shareholders:
Zhijiu Holdings Limited (3)	7,131,000	19.95%
Gandikang Holdings Limited (4)	6,717,000	18.79%
Ahanzhai Development Limited (5)	1,839,000	5.14%

Notes:

*For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

†Unless otherwise indicated, the address of our directors and executive officers is Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China.

(1)Represents 12,000,000 Ordinary Shares directly held by Mr. Zhanchang Xin and 1,839,000 Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)Represents 7,131,000 Ordinary Shares held by Zhijiu Holdings Limited, which is 100% owned by Ms. Haiping Shi. The registered address of Zhijiu Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)Represents 7,131,000 Ordinary Shares held by Zhijiu Holdings Limited, which is 100% owned by Ms. Haiping Shi. The registered address of Zhijiu Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)Represents 6,717,000 Ordinary Shares held by Gandikang Holdings Limited, which is 100% owned by Mr. Dingqian Liu. The registered address of Gandikang Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)Represents 1,839,000 Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, approximately 22.55% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company).

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

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we may make sales to our affiliated companies controlled by our major shareholders or subsidiaries. For the years ended September 30, 2021, 2020 and 2019, we made sales to our affiliated companies in the amount of $31,587, $10,134, $94,316, respectively. There was no purchase from our affiliated companies in the respective periods. As of September 30, 2021 and 2020, we had advances from affiliated companies in the amount of $17,318 and $33,152, respectively.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

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

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 12, 2021 under the symbol “QLI.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 12, 2021 under the symbol “QLI.”

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

Registered Office

Our registered office in the Cayman Islands is at Avalon Trust & Corporate Services Ltd., Landmark Square, 1st Floor, 64 Earth Close, PO Box 715, Grand Cayman KY1-1107, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$166,667 divided into 100,000,000 Ordinary Shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the amended and restated articles of association of the Company (the "articles"):

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and
(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per ordinary share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Shares

Provided that a transfer of ordinary shares complies with applicable rules of Nasdaq, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the ordinary shares are fully paid, by or on behalf of that shareholder; and
(b)	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary shares;

(c)	the instrument of transfer is properly stamped, if required;
(d)	the ordinary shares transferred is fully paid and free of any lien in favor of us;
(e)	any fee related to the transfer has been paid to us; and
(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. The legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with Depository Trust Company (“DTC”). All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and
(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;
(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital in any way.

Calls on Shares and Liens on Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and
(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;
(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;
(c)	he resigns his office by notice to us;
(d)	he only held office as a director for a fixed term and such term expires;
(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;
(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);
(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or
(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:
(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or
(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;
(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;
(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or
(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or
(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●the names and addresses of the members and, a statement of the shares held by each member, which;
●	distinguishes each share by its number (so long as the share has a number);
●	confirms the amount paid or agreed to be considered as paid, on the shares of each member;
●	confirms the number and category of shares held by each member;
●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Exchange.”

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

People’s Republic of China Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Gansu Quanyi Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Gansu Quanyi Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

Our business is conducted in the PRC by the VIE and its subsidiaries, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

We received net proceeds of approximately $25.7 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on December 30, 2020. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.02 million, which included approximately $2.01 million in underwriting discounts for the initial public offering and approximately $1.01 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of September 30, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of September 30, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2021.

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

To remedy our identified material weakness identified to date, we have implemented and plan to implement a number of measures to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualify as an “emerging growth company” under section 3(a) of the Exchange Act, and are therefore exempt from the attestation requirement.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Moss, chairman of the audit committee of our board of directors, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. David Moss satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

	Year Ended September 30,
Services	2021	2020	2019
	US$	US$	US$
Audit Fees(1)	275,000	250,000	250,000
Audit-Related Fees(2)	—	—	—
Tax Fees(3)	—	—	—
Other Fees(4)	—	—	—
Total	275,000	250,000	250,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Qilian International Holding Group Limited are included at the end of this annual report.

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

2.2*	Description of Securities

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

4.9

From of Spousal Consents (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.10*

English Translation of the Amendment to Amended Exclusive Service Agreement entered into by and between Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading co., Ltd., and Gansu Qilianshan Pharmaceutical Co., Ltd., dated February 25, 2021

4.11*	English Translation of the Investment Agreement entered into by and between Chengdu QLS and Chongqing Jin Tong Industrial Construction Investment Co., Ltd., dated July 5, 2021

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Gansu Quanyi Law Firm

101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qilian International Holding Group Limited

	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Date: February 11, 2022

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Qilian International Holding Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qilian International Holding Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

February 11, 2022

Qilian International Holding Group Limited and Subsidiaries

Consolidated Balance Sheets

	As of
	September 30	September 30
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$10,467,357	$11,867,130
Restricted cash	2,140,016	—
Accounts receivable, net	1,733,306	1,118,476
Bank acceptance notes receivable	11,722,096	11,498,075
Inventories, net	12,495,831	11,994,471
Advances to suppliers, net	1,380,925	491,827
Other current assets	425,622	547,443
TOTAL CURRENT ASSETS	40,365,153	37,517,422

Property and equipment, net	9,119,502	7,419,028
Intangible assets, net	1,927,933	1,881,722
Investment in available-for-sale securities	20,323,400	—
Long term investment	639,466	540,517
Operating lease right of use assets	118,154	243,874
Deferred tax assets	427,120	361,250
Prepayments for property and equipment	2,243,622	—
Other long term assets	188,913	179,325
TOTAL ASSETS	$75,353,263	$48,143,138

CURRENT LIABILITIES:
Bank loans	$—	$7,349,375
Accounts payable	6,643,691	4,377,712
Advance from customers	2,467,296	3,511,198
Advance from customers - related parties	17,318	33,152
Bank notes payable	7,867,018	—
Deferred government grants-current	351,567	384,802
Taxes payable	305,305	1,383,182
Operating lease liabilities, current	55,847	82,468
Accrued expenses and other payables	466,838	1,301,882
TOTAL CURRENT LIABILITIES	18,174,880	18,423,771

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	106,180	155,723
Deferred government grants - noncurrent	403,745	722,137

TOTAL LIABILITIES	18,684,805	19,301,631

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 30,000,000 Ordinary Shares issued and outstanding as of September 30, 2021 and September 30, 2020, respectively	59,583	50,000
Additional paid-in capital	36,390,931	12,252,077
Statutory Reserve	2,857,121	2,200,786
Retained earnings	14,693,905	12,197,372
Accumulated other comprehensive loss	857,066	(602,001)
Total shareholders’ equity attributable to Qilian International	54,858,606	26,098,234
Noncontrolling interests	1,809,852	2,743,273
TOTAL EQUITY	56,668,458	28,841,507
TOTAL LIABILITIES AND EQUITY	$75,353,263	48,143,138

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

	For the year ended September 30
	2021	2020	2019
NET REVENUE	$57,099,884	$50,033,200	$46,096,684

COST OF REVENUE	51,461,354	42,494,047	36,416,772

GROSS PROFIT	5,638,530	7,539,153	9,679,912

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,250,485	2,728,009	3,501,374

INCOME FROM OPERATIONS	2,388,045	4,811,144	6,178,538

Other Income (Expenses)
Interest expense, net	(57,671)	(242,877)	(223,657)
Investment income	462,014	57,984	89,197
Grant income	564,098	1,082,053	833,072
Other income	6,791	97,045	64,769
Total Other income	975,232	994,205	763,381

INCOME BEFORE INCOME TAX PROVISION	3,363,277	5,805,349	6,941,919

PROVISION FOR INCOME TAXES	255,133	864,908	1,033,440

NET INCOME	3,108,144	4,940,441	5,908,479

Less: net (income) loss attributable to non-controlling interest	(44,724)	(123,269)	576,161

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$3,152,868	$5,063,710	$5,332,318

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,560,381	1,263,140	(858,337)
COMPREHENSIVE INCOME	4,668,525	6,203,581	5,050,142
Less: comprehensive income attributable to non - controlling interests	56,590	(1,303)	478,722
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$4,611,935	$6,204,884	$4,571,420

Earnings per common share - basic and diluted	$0.09	$0.17	$0.18
Weighted average shares - basic and diluted	34,089,286	30,000,000	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Changes in Equity

						Accumulated Other
	Ordinary Shares		Additional			Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Statutory Reserve	Income	Equity	Interests	Equity
Balance at September 30, 2019	30,000,000	$50,000	$12,252,077	$7,560,631	$1,773,817	$(1,743,175)	$19,893,350	$2,744,576	$22,637,926
Net income for the year				5,063,710			5,063,710	(123,269)	4,940,441
Appropriation for statutory reserve				(426,969)	426,969		—		—
Foreign currency translation adjustment						1,141,174	1,141,174	121,966	1,263,140
Balance at September 30, 2020	30,000,000	$50,000	$12,252,077	$12,197,372	$2,200,786	$(602,001)	$26,098,234	$2,743,273	$28,841,507

Ordinary shares issued in initial public offering, net of issuance cost	5,750,000	9,583	23,855,502				23,865,085		23,865,085
Net income for the year				3,152,868			3,152,868	(44,724)	3,108,144
Acquisition of Noncontrolling interest			283,352				283,352	(990,011)	(706,659)
Appropriation for statutory reserve				(656,335)	656,335		—		-
Foreign currancy translation adjustment						1,459,067	1,459,067	101,314	1,560,381
Balance at September 30, 2021	35,750,000	$59,583	$36,390,931	$14,693,905	$2,857,121	$857,066	$54,858,606	$1,809,852	$56,668,458

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended September 30
	2021	2020	2019
Cash flows from operating activities:
Net Income	$3,108,144	$4,940,441	$5,908,479
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of the right-of-use assets	62,410	62,410	—
Depreciation and amortization	1,201,229	1,105,588	1,188,173
Provision of doubtful accounts	(7,918)	188,095	(9,301)
Inventory reserve	92,059	(290,968)	67,719
Deferred tax expense	(46,187)	(86,495)	48,656
Unrealized gain from marketable securities	(323,400)	—	—
investment income	(69,494)	(57,984)	(89,197)
Changes in operating assets and liabilities:
Accounts receivable	(545,175)	(660,667)	706,582
Bank acceptance notes receivable	387,673	(5,583,925)	(2,171,300)
Inventories	46,801	1,402,620	(3,492,342)
Advances to suppliers	(855,977)	498,378	653,028
Other current assets	(1,020,875)	125,261	(29,853)
Accounts payable	2,015,833	613,339	(46,999)
Accounts payable - related parties	—	—	(3,042)
Advance from customers	(1,221,897)	1,461,407	(2,232,858)
Advance from customers - related parties	(17,467)	29,973	2,254
Deferred revenue	(407,563)	(314,238)	(319,982)
Tax payables	(1,142,721)	988,423	(834,183)
Accrued expenses and other payables	(897,496)	722,284	73,969
Operating lease liabilities	(12,945)	(67,928)	—
Net cash provided by (used in) operating activities	345,034	5,076,014	(580,197)

Cash flows from investing activities:
Purchase of property and equipment	(3,491,564)	(449,766)	(616,388)
Purchase of intangible assets	(1,810)	(8,798)	(635)
Proceeds from (payment made for) long term investment	—	82,972	(64,165)
Purchase of available-for-sale securities	(20,000,000)	—	14,559
Acquisition of non-controlling interest	(706,658)	—	(133,552)
Net cash used in investing activities	(24,200,032)	(375,592)	(800,181)

Cash flows from financing activities:
Proceeds from bank loans	—	7,135,009	5,089,651
Repayment of bank loans	(7,681,081)	(4,994,506)	(3,635,465)
Proceeds from (repayment of) bank notes payable	7,804,778	—	(581,674)
Cash receipts from equity issuance, net of issuance cost	23,869,641	—	—
Payment for deferred offering costs	—	—	(365,310)
Net cash provided by financing activities	23,993,338	2,140,503	507,202

Effect of exchange rate change on Cash	601,903	431,765	(157,163)

Net increase (decrease) in cash and cash equivalents	740,243	7,272,690	(1,030,339)
Cash and cash equivalents at beginning of period	11,867,130	4,594,440	5,624,779
Cash and cash equivalents at end of period	$12,607,373	$11,867,130	$4,594,440

Supplemental cash flow information
Cash paid for interest	$152,499	$280,169	$210,588
Cash paid for income taxes	$820,972	$275,607	$1,109,655
Operating lease right of use assets obtained in exchange of lease liabilities	$—	$143,443	$—

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

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered capital of Gansu QLS was approximately $12.2 million as of September 30, 2021 and 2020. Over the years, Gansu QLS has established seven subsidiaries:

	Ownership as of
	September	September
	30, 2021	30, 2020
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.51%	71.75%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	75%
Tibet Samen Trading Co., Ltd (“Samen”)	100%	100%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)*	79.51%	71.75%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”) *	79.51%	NA

* Rugao and Chongqing were incorporated as a wholly-owned subsidiary of Chengdu QLS in 2020 and 2021, respectively.

On May 20, 2019, Qilian International, through its WFOE, Qilian Chengdu, entered into a series of agreements with Gansu QLS and its shareholders, including an Exclusive Services Agreement, Call Option Agreement, Shareholders’ Voting Rights Proxy and Equity Pledge Agreement, Powers of Attorney, and the Spousal Consents (collectively “VIE agreements”). These contractual arrangements oblige Qilian Chengdu to absorb a majority of the risk of loss from Gansu QLS’s activities and entitle Qilian Chengdu to receive a majority of their residual returns. In essence, Qilian Chengdu has gained effective control over Gansu QLS. In addition, 99.214% and 98.297% of Gansu QLS’s shareholders have pledged their equity interest in Gansu QLS to Qilian Chengdu on September 30, 2021 and 2020, respectively, irrevocably granted Qilian Chengdu an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Qilian Chengdu. Through these contractual arrangements, Qilian Chengdu holds 99.214% and 98.297% of the variable interests of Gansu QLS on September 30, 2021 and 2020, respectively.

Based on these contractual arrangements, Gansu QLS is considered as a VIE of Qilian Chengdu under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 810 (“ASC 810”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”, because the equity investors in Gansu QLS do not have the characteristics of a controlling financial interest. In addition, Qilian Chengdu is the primary beneficiary of Gansu QLS, and, as such, Gansu QLS’s books and records are consolidated into those of Qilian Chengdu. Risks in relation to the VIE structure are discussed under “Risks and Uncertainties” below.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, its VIE and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. See Risks and Uncertainties disclosure for VIE structures in China.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and its subsidiaries included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries, and other entities within the Group are as follows:

	September 30,	September 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$4,161,582	$5,493,215
Restricted cash	2,140,016	—
Accounts receivable, net	1,733,306	660,398
Bank acceptance receivable	11,722,096	11,460,512
Inventories, net	12,495,831	11,994,471
Advances to suppliers, net	1,380,757	465,755
Other current assets	423,331	535,981
Total current assets	34,056,919	30,610,332
Property and equipment, net	9,041,995	7,395,965
Intangible assets, net	1,927,933	1,881,722
Long-term investment	639,466	540,517
Long term security deposits	188,913	179,325
Right of use assets-lease	118,154	134,511
Deferred tax assets	427,172	361,250
Total assets	$46,400,552	$41,103,622
LIABILITIES
Current liabilities:
Bank loans	$—	$7,349,375
Accounts payable	6,642,625	3,958,804
Advance from customers	2,467,296	3,511,198
Advance from customers - related parties	17,318	33,152
Bank notes payable	7,867,018	—
Deferred government grants - current	351,567	384,802
Taxes payable	371,325	1,322,354
Operating lease liabilities, current	55,847	22,354
Accrued expenses and other payables	466,188	1,301,881
Total current liabilities	18,239,184	17,883,920
Operating lease liabilities, long term	106,180	124,406
Deferred government grants - noncurrent	403,745	722,137
Total liabilities	18,749,109	18,730,463

	For the year ended
	September 30,
	2021	2020	2019
Net revenue	$57,049,381	$46,731,913	$46,096,684
Income from operations	$2,370,647	$4,840,614	$6,178,538
Net income	$2,857,492	$4,936,357	$5,908,479

	For the Year Ended
	September 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	$6,503,296	$4,131,468	$(580,197)
Net cash used in investing activities	(6,162,376)	(5,648,762)	(666,629)
Net cash provided by (used in) financing activities	123,697	2,140,503	373,650
Effect of exchange rate on cash	343,760	275,566	(157,163)
Net increase (decrease) in cash and cash equivalents	$808,377	$898,775	$(1,030,339)

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

Risks of Operation in China

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

Risks in relation to the VIE structure

The Company is incorporated in the Cayman Islands. As a holding company with no material operations, the Company conducts its operations in China through the variable interest entities, Gansu QLS and its subsidiaries. The Company receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements, which have not been tested in court. As a result of the Company’s indirect ownership in the Qilian Chengdu and the VIE Agreements, the Company is regarded as the primary beneficiary of its VIE. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never directly hold equity interests in the Chinese operating entities. The Company relies on contractual arrangements with the VIE and its subsidiaries in China for the business operations, which may not be as effective in providing operational control or enabling the Company to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements. If the PRC government deems that the VIE Agreements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the Company may have difficulty in enforcing any rights the Company may have under the VIE Agreements in PRC and the Company could be subject to severe penalties or be forced to relinquish the Company’s interests in those operations.

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

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2021 and September 30, 2020, cash and restricted cash of $7,305,799 (RMB 51,226,986) and $10,847,959 (RMB 73,801,918), respectively, is denominated in RMB and is held in PRC.

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

Other Uncertainties

In early January of 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. China has experienced widespread economic disruption owing to the outbreak of the COVID-19 coronavirus and stringent government measures to contain it, including nationwide restricting access to provinces and cities, reducing agglomeration activities, and postponing non-essential business activates. The Company shut down the manufacturing of all products, except Oxytetracycline, and stopped all distribution during February 2020. Almost all of our suppliers and customers had different levels of business disruptions as well, therefore we have experienced substantive diminutions in raw material supplies and such prices have increased significantly. The Company has resumed manufacturing activities since February 27, 2020. Most production lines of the Company have been restored to normal production capacity. As of the date of issuance of these financial statements, the COVID-19 coronavirus surged in China due to Omicron and Delta variants, business activities were not significantly affected and being interrupted to some extent. The extent of future impact to which our operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China is still considered uncertain as COVID-19 continues to adversely affect the global economy and the potential for resurgences remain.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable. The Company is required to keep amounts equal to 30%-50% of the notes payable value on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable. The notes payable are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

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

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is placed in service. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

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

Investment in Available-for-Sale Securities

The Company entered into an investment with a iFactors SPC related to shares participating in the Golden Bridge Global Income Opportunities SP (the Fund), an exempted segregated Portfolio Company incorporated in the Cayman Islands and managed by Golden Bridge Capital Management Limited.  The Fund primarily invests in bonds offered by private entities (debt securities), globally and also invests in convertible debt securities, publicly traded debt and stock, and governmental fixed income securities. The redemption of such shares for cash can be made with ninety days advance written notice (such written notice period can be extended by the investment manager), except during the lock up period which is 24 months, from the initial investment date.

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short term or long term on the Balance Sheet, based on contractual maturity date and are stated at amortized cost.  Investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value. Investment securities not classified as trading securities or as held-to-maturity securities shall be classified as available-for-sale securities.

As of September 30, 2021, the investment consisted of 20,000 units of the Fund. Such securities have been classified as available for sale securities. The private equity fund are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The NAV of the Fund was $20,323,400 as of September 30, 2021.  See Fair Value of Financial Instruments disclosure in this footnote.

The Company evaluates whether an investment is other-than-temporarily impaired based on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include the market value of the security in relation to its cost basis, the financial condition of the investee, and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long lived assets as of September 30, 2021 and September 30, 2020.

Transactions with Non-controlling Interests of Subsidiaries

The Company accounts for a change in ownership interests in its subsidiaries that does not result in a change of control of the subsidiary under the provisions of ASC 810-10-45-23, Consolidation – Other Presentation Matters, which prescribes the accounting for changes in ownership interest that do not result in a change in control of the subsidiary, as defined by GAAP, before and after the transaction. Under this guidance, changes in a controlling shareholder’s ownership interest that do not result in a change of control, as defined by GAAP, in the subsidiary are accounted for as equity transactions. Accordingly, if the controlling shareholder retains control, no gain or loss is recognized in the statements of operations of the controlling shareholder. Similarly, the controlling shareholder will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in the subsidiary if there is no change of control. Only a proportional and immediate transfer of carrying value between the controlling and the noncontrolling shareholders occurs based on the respective ownership percentages. For the year ended September 30, 2021, the Company acquired 7.76% of equity interest in Chengdu QLS and its subsidiaries from its shareholders. The equity interest the Company has in Chengdu QLS increased from 71.75% as of September 30, 2020 to 79.51% as of September 30, 2021.

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 0.786% ownership interest in Gansu QLS, 20.49% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing as of September 30, 2021, and 1.703% ownership interest in Gansu QLS, 28.25% ownership interest in Chengdu QLS and its subsidiaries as of September 30, 2020.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30,	September 30,
	2021	2020
Gansu QLS	$240,683	$387,420
Chengdu QLS and subsidiaries	1,569,169	2,355,853
Total	$1,809,852	$2,743,273

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

The majority of our contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentives, which would be accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

The contract liabilities are recorded on the consolidated balance sheets as advance from customers as of September 30, 2021 and September 30, 2020.

Refer to Note 15 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of income and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of income and comprehensive income in proportion to the useful life of the related assets. Government grants received for the year ended September 30, 2021, 2020 and 2019 were $152,265, $764,962 and $360,169, respectively. Grant income recognized for the year ended September 30, 2021, 2020 and 2019 were $559,828, $1,079,200 and $680,151, respectively, included in other income within the consolidated statement of income and comprehensive income. As of September 30, 2021 and 2020, the deferred government grants were $755,312 and $1,106,939, respectively. The weighted average remaining periods for the government grant to be recognized were 4.15 years and 4.36 years, respectively.

Research and Development Expenses

The Company expenses all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the year ended September 30, 2021 and 2020, total research and development expense were approximately $8,000 and $54,000, respectively, which were recorded in general and administrative expenses in the consolidated statement of income and comprehensive income.

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

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at September 30, 2021 and 2020.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended September 30, 2021, 300,000 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the years ended September 30, 2021, 2020 and 2019.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2021, 2020 and 2019:

	For the Years ended September 30,
	2021	2020	2019
Numerator:
Net income attributable to ordinary shareholders	$3,152,868	$5,063,710	$5,332,318

Denominator:
Weighted-average number of ordinary shares outstanding – basic	34,089,286	30,000,000	30,000,000
Outstanding warrants	—	—	—
Potentially dilutive shares from outstanding options and warrants	—	—	—
Weighted-average number of ordinary shares outstanding – diluted	34,089,286	30,000,000	30,000,000
Earnings per share – basic	$0.09	$0.17	$0.18
Earnings per share – diluted	$0.09	$0.17	$0.18

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

	September 30, 2021	September 30, 2020	September 30, 2019
Year-end spot rate	US$1=RMB 6.4580	US$1=RMB 6.8033	US$1=RMB 7.1383

Average rate	US$1=RMB 6.5095	US$1=RMB 7.0077	US$1=RMB 6.8767

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

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in available-for-sale securities on the balance sheet.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, advances to suppliers, other current assets, accounts payable, deferred revenue, advances from customers and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2021 and September 30, 2020, respectively. The Company's estimates of the fair value of bank loans and notes payable and other liabilities (including current maturities) were classified as Level 2 in the fair value hierarchy.

The following is a reconciliation of the beginning and ending balance of the assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2021 and 2020:

	As of	As of
	September 30,	September 30,
	2021	2020
Beginning balance	$—	$—
Fair value of investment in available-for-sale securities at inception	20,000,000	—
Change in fair value	323,400	—
Ending balance	$20,323,400	$—

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

As of September 30, 2021 and 2020, $7,305,799 and $10,847,959 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. Cash and cash equivalent of $1,073,196 and $1,018,726 were deposited at financial institutions in Hong Kong as of September 30, 2021 and 2020, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of September 30, 2021 and 2020, $4,228,173 and nil of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended September 30, 2021, three customers accounted for 11%, 11% and 10% of the Company’s total revenue, respectively and one vendor accounted for 13% of the Company’s total purchase, respectively. As of September 30, 2021, one major customer’s account receivable accounted for 77% of the total account receivable, respectively.

For the year ended September 30, 2020, three customers accounted for 18%, 11% and 10% of the Company’s total revenue, respectively and  two vendors accounted for 11% and 10% of the Company’s total purchase, respectively As of September 30, 2020, three major customers’ account receivable accounted for 35%, 16% and 14%  of the total account receivable, respectively.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities that meet the definition of an U.S. Securities and Exchange (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the amendments is permitted. As a smaller reporting company, the Company will adopt this update for fiscal year beginning from October 1, 2023. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. This ASU is effective for public business entities for fiscal years and interim periods beginning after December 15, 2020. The adoption of this ASU does not have a material impact on the Company's consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Trade accounts receivable	$1,945,719	$1,325,333
Less: allowances for doubtful accounts	(212,413)	(206,857)
Accounts receivable, net	$1,733,306	$1,118,476

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Raw materials	$6,285,887	$3,241,903
Work-in-progress	832,499	704,991
Finished goods	5,502,591	8,078,288
Inventory valuation allowance	(125,146)	(30,711)
Total inventory	$12,495,831	$11,994,471

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Deferred offering costs	$—	$384,847
Security deposits	327,104	150,093
Prepaid expense	84,428	4,377
Other receivables	14,090	8,126
Total other current assets	$425,622	$547,443

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Property and Buildings	$9,711,722	$9,114,893
Machinery and equipment	19,594,986	18,175,739
Automobiles	689,651	611,923
Office and electric equipment	148,439	137,588
Subtotal	30,144,798	28,040,143
Construction in progress	2,020,457	158,975
Less: accumulated depreciation	(23,045,753)	(20,780,090)
Property and equipment, net	$9,119,502	$7,419,028

Depreciation expense was $1,145,447, $1,055,314 and $1,137,822 for the years ended September 30, 2021, 2020 and 2019 respectively.

Construction in progress represents costs of construction incurred for the Company’s new manufacturing facilities in Dongdong Gobi Agricultural Industrial Park, Jiuquan, Gansu. The construction was completed and transferred to Property and equipment in November 2021.

As of September, 30, 2021, the Company made advance payments for property and buildings acquisition for $2,243,622, which was recorded in prepayments for property and equipment on the consolidated balance sheets. $1,061,037 of the property was received and accepted in November 2021. The rest properties are anticipated to receive by December 2022.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Land use rights	$2,521,646	$2,393,660
Software	43,875	39,916
License for drug manufacturing	61,939	58,796
Total	2,627,460	2,492,372
Less: accumulated amortization	(699,527)	(610,650)
Intangible assets, net	$1,927,933	$1,881,722

Amortization expense was $55,782, $50,274, and $50,351 for the years ended September 30, 2021, 2020 and 2019, respectively.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2022	$55,914
2023	55,307
2024	55,307
2025	55,307
2026	55,307
Thereafter	1,650,791
$1,927,933

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

Equity method investment consisted of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Equity method investment:
Cost of equity method investment	510,994	485,059
Profit from equity method investment	188,605	112,538
Dividend Distribution received	(60,133)	(57,080)
Total long-term investment	$639,466	$540,517

The investment income attributable to the equity investment of $69,494, $32,093 and $89,197 for the years ended September 30, 2021, 2020 and 2019, respectively, were included in other income (expense) on the statement of income and comprehensive income.

NOTE 9 – BANK LOANS

Bank loans represent amounts due to various banks normally due within one year. The principals of the loans are due at maturity. Accrued interest is due either monthly or quarterly. As of September 30, 2021 and 2020, the bank loans consist of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Agricultural Bank of China (“ABC”) (1)	$—	$2,939,750
Agricultural Development Bank of China (“ADBC”) (2)	—	2,939,750
Lanzhou Bank (3)	—	1,469,875
Total	—	7,349,375

(1)	In 2019 and 2020, Gansu QLS entered into a series of short-term bank loan agreements with ABC with a loan period of twelve months. The Company pledged its property and buildings as collateral for the loans. The loans bear fixed interest rates ranging from 4.05% to 5.44% per annum. The loans are guaranteed by Mr. Zhanchang Xin, principal shareholder of the Company and pledged by the Company’s building and land use right. The loans outstanding as of September 30, 2020 matured in February 2021 to March of 2021 and have been fully repaid.

The terms of the loan agreements contain certain restrictive financial covenants which, among other things, require the Company to maintain specified debt ratio and contingent liability ratio. As of September 30, 2020, the Company was in compliance with such covenants.

(2)	In February and April 2020, Gansu QLS entered into two short-term bank loan agreements with ADBC for twelve months. The loans bear fixed interest rates ranging of 4.15% per annum. the Company’s building and land use right were pledged for the loans. One loan of RMB10,000,000 (approximately $1.5 million) matured in February 2021 and was fully repaid upon maturity. The other loan outstanding as of September 30, 2020 matured in April of 2021 and has been fully repaid.
(3)	In April 2020, Gansu QLS entered into one short-term bank loan agreements with Lanzhou Bank for twelve months. The loan bears fixed interest rates ranging of 4.55% per annum. the Company’s building and land use right were pledged for the loans. The loans outstanding as of September 30, 2020 matured in April of 2021 and has been fully repaid.

NOTE 10 – BANK NOTES PAYABLE

Bank notes payable are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually in the range of 30% to 50% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had bank notes payable of $7,867,018 to China Zheshang Bank (“CZB”) as of September 30, 2021. The notes have due date from October 2021 to March 2022. The notes of $5,315,995, with due date before the issuance of this report have been fully repaid on the due date.

As of September 30, 2021, $2,140,016 in cash deposits were held by banks as a security deposit for the notes payable, and recorded as restricted cash on consolidated balance sheets. In addition, notes payable are guaranteed by the Company’s majority shareholder and secured by part of bank acceptance notes receivable and the Company’s buildings and land.

NOTE 11 –TAXES

(a)Corporate Income Taxes

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2021, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region, Gansu QLS and its subsidiary Chengdu QLS are eligible for a favorable income tax rate of 15%for the years ended September 30, 2021, 2020 and 2019.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2022 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%.  While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s PRC subsidiaries other than Gansu QLS and Chengdu QLS met the criteria of small-scale and low-profit enterprises.

Income before income taxes is derived from the following jurisdiction:

	For the year ended
	September 30,
	2021	2020	2019
China	$3,252,583	$5,805,349	$6,941,919
Cayman Islands	110,694	—	—
Total	$3,363,277	$5,805,349	$6,941,919

Significant components of the provision for income taxes were as follows:

	For the year ended
	September 30,
	2021	2020	2019
Current income taxes	$301,320	$951,403	$984,785
Deferred income taxes	(46,187)	(86,495)	48,655
Total	$255,133	$864,908	$1,033,440

The impact of these tax holidays decreased our taxes by $458,163, $603,091 and $710,083 for the years ended September 30, 2021, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share was $0.013, $0.020 and $0.024 for the years ended September 30, 2021, 2020 and 2011, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Temporary differences and carryforwards of the Company that created significant deferred tax assets and liabilities are as follows:

	As of	As of
	September 30, 2021	September 30, 2020
Deferred tax assets:
Allowance for doubtful accounts and inventory provision	$51,122	$36,451
NOL Carryforwards	262,701	158,758
Deferred government grants	113,297	166,041
Total deferred tax assets	$427,120	$361,250

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Based upon management’s assessment of all available evidence, there was no valuation allowance provided as of September 30, 2021 and 2020.

All of the tax returns of the Company’s PRC entities remain open for statutory examination by PRC tax authorities for five years from the date of filing.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended
	September 30,
	2021	2020	2019
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	(13.6)%	(10.5)%	(10.2)%
Permanent difference	(3.8)%	0.4%	0.1%
Effective tax rate	7.6%	14.9%	14.9%

(b)Taxes Payable

The Company’s taxes payable consists of the following:

	September 30,	September 30,
	2021	2020
VAT tax payable	$64,129	$644,244
Corporate income tax payable	148,204	631,590
Business and other taxes payable	92,972	107,348
Total	$305,305	$1,383,182

NOTE 12 – RELATED PARTY TRANSACTIONS

During the normal course of business, the Company may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2021, 2020 and 2019, the Company made sales to affiliated companies in the amount of $31,587, $10,134, $94,316, respectively. There were no purchases in the respective periods. As of September 30, 2021 and 2020, the Company had advances from affiliated company for $17,318 and $33,152, respectively.

NOTE 13 – LEASE

As of September 30, 2021, the Company has one factory lease with expiration date through December 2025. For the years ended September 30, 2021, 2020 and 2019, the lease expenses were $109,346, $71,826 and $10,470, respectively. Balance sheet information related to the Company’s operating leases as of September 30, 2021 and 2020 was as follows:

	As of	As of
	September 30,	September 30,
	2021	2020
Operating Lease Assets:
Operating Lease	$118,154	$243,874
Total operating lease assets	118,154	243,874
Operating lease obligations:
Current operating lease liabilities	55,847	82,468
Non-current operating lease liabilities	106,180	155,723
Total Lease liabilities	$162,027	$238,191

Remaining Lease Term Operating Lease	2.07 years	3.07 years
Discount rate	5.5%	5.5%

Lease liability maturities as of September 30, 2021, are as follows:

Operating,
lease
2021	61,939
2022	30,969
2023	30,969
2024	30,969
2025	23,229
Total minimum lease payments	$178,075
Less: Amount representing interest	(16,048)
Total	$162,027

NOTE 14 –EQUITY

Ordinary Shares

Qilian International was incorporated on February 7, 2019, with 50,000,000 ordinary shares, $0.001 par value, authorized and issued.

On October 16, 2019, our shareholders approved a reverse split of our outstanding ordinary shares at a ratio of 1-for-1.66667 shares, which resulted in 30,000,000 ordinary shares issued and outstanding. In addition, on the same day, our shareholders approved an increase of the Company’s authorized shares from 50,000,000 ordinary shares at par value of $0.001 per share to 100,000,000 ordinary shares at par value of $0.00166667 per share.

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

Underwriter Warrants

In connection with the Company’s IPO, the Company also agreed to issue to the underwriters and to register herein warrants to purchase up to a total of 300,000 ordinary shares of the Company (equal to 6% of the total number of Ordinary Shares sold in the IPO).

These warrants have warrant term of five years, with an exercise price of $5.50 per share (equal to 110% of the Company’s IPO offering price of $5.00 per share).

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing July 10, 2021 and expiring on January 10, 2026. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2021, 300,000 underwriter warrants were issued and outstanding (none of the warrants has been exercised as of the date).

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2021 and September 30, 2020, the balance of statutory reserve was $2,857,121 and $2,200,786, respectively.

NOTE 15 – SEGMENT REPORTING

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

The Company mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2021, 2020 and 2019, respectively:

	For the year ended September 30, 2021
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$33,451,159	$486,171	$23,162,554	$57,099,884
Cost of revenue	28,362,016	463,738	22,635,600	51,461,354
Gross profit	$5,089,143	$22,433	$526,954	$5,638,530
Depreciation and amortization	$951,015	$47,194	$203,020	$1,201,229
Capital expenditures	$3,321,629	$46,169	$125,576	$3,493,374

	For the year ended September 30, 2020
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$32,602,384	$701,701	$16,729,115	$50,033,200
Cost of revenue	25,004,712	304,670	17,184,665	42,494,047
Gross profit	$7,597,672	$397,031	$(455,550)	$7,539,153
Depreciation and amortization	$886,323	$38,792	$180,473	$1,105,588
Capital expenditures	$377,953	$33,914	$37,898	$449,765

	For the year ended September 30, 2019
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$30,149,950	$549,231	$15,397,503	$46,096,684
Cost of revenue	22,324,422	186,504	13,905,846	36,416,772
Gross profit	$7,825,528	$362,727	$1,491,657	$9,679,912
Depreciation and amortization	$985,212	$38,525	$164,436	$1,188,173
Capital expenditures	$331,917	$5,598	$278,873	$616,388

	September 30,	September 30,
	2021	2020
Total Assets
Oxytetracycline & Licorice products and TCMD	$60,786,870	$34,370,665
Fertilizer	$2,540,189	$2,438,442
Heparin products and Sausage casing	$12,026,204	$11,334,031
Total	$75,353,263	$48,143,138

NOTE 16 – COMMITMENTS

On July 5, 2021, Chengdu QLS entered into an Investment Agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). Chengdu QLS would invest and construct factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. As of September 30, 2021, Chengdu QLS made RMB 2,000,000 (approximately $0.3 million) guarantee deposit to Chongqing Jintong, which will be fully repaid once the land use right purchase agreement is delivered. In January 2022, Chengdu QLS made RMB 8,000,000 (approximately $1.2 million) payment to Chongqing Jintong as prepayment for land use right. As of September 30, 2021 and issuance date of this financial statement, the investment was in early planning stage and the Company didn’t enter any other construction agreements.

NOTE 17 – SUBSEQUENT EVENTS

In October and December 2021, Gansu QLS borrowed RMB10,000,000 (approximately $1.5 million), and RMB10,000,000 (approximately $1.5 million), respectively, from a credit facility of RMB 20,000,000 entered into on September 17, 2021 with Agricultural Development Bank of China, which will mature in one year. The loan is secured by Gansu QLS’s land use right and guaranteed by the Company’s CEO, Mr. Xin. The financial covenants requires Gansu QLS to maintain debt asset ratio below 70%, contingency liability ratio below 20% and not to have negative operating cash flows for two consecutive years.

The Company’s management reviewed all material events that have occurred after the balance sheet date through February 11, 2022 on which these financial statements were issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the financial statements.