Form 20-F/A
period 2021-09-30
Qilian International Holding Group Ltd
filed 2022-06-30
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Explanatory Note

Qilian International Holding Group Limited (“Qilian International”) is filing this Amendment No. 1 to Form 20-F (the “Amendment No. 1”) to its annual report on Form 20-F for the year ended September 30, 2021, filed with the Securities and Exchange Commission on February 2, 2022 (the “Original Filings”), to update the information regarding the Qilian International’s unique risks with operations conducted by Gansu Qilianshan Pharmaceutical Co. Ltd. (the “VIE”) and the VIE’s subsidiaries based in China, including but not limited to, adding condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the years ended September 30, 2021, September 30, 2020, and September 30, 2019 in Item 3, explaining the mechanism of cash transfers that have occurred between the holding company and its affiliated entities, and clarifying the relationship amongst Qilian International, its subsidiaries, its VIE, and the VIE’s subsidiaries. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by Qilian International’s chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filings. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof.

INTRODUCTION

As used in this annual report on Form 20-F, (i) “we,” “us,” “Parent,” “Qilian International,” “our company,” the “Company,” or “our” refers to Qilian International Holding Group Limited (ii) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (iii) “WFOE” or “Chengdu Trading” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.

It is important to note that Qilian International is not a Chinese operating company but a Cayman Islands holding company with no material business operations. Qilian International conducts its operations in China through the variable interest entity-- Gansu Qilianshan Pharmaceutical Co. Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries. Investors in Qilian International’s ordinary shares are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

Qilian International receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, Qilian International is the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. Qilian International consolidates the financial results of Gansu QLS and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. Qilian International does not own any equity interest in Gansu QLS and its subsidiaries. For detailed descriptions of each of the VIE Agreement, please refer to disclosures under “Item 4. Information on the Company-A. History and Development of the Company- Our Holding Company Structure and Contractual Arrangements” in this annual report on Form 20-F.

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Qilian International’s two subsidiaries through equity ownership, along with Gansu QLS (the “VIE”) and the VIE’s subsidiaries, which Qilian International does not own through equity ownership;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.51% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which Qilian International controls via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Ordinary Shares” are to the ordinary shares, par value US$0.00166667 per share, issued by Qilian International;
●	“Qilian HK” are to Qilian International’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian International” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;

●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;
●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;
●	“VIE Agreements” are to a series of contractual arrangements, including the Exclusive Service Agreement, as amended on August 27, 2019, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” “Parent,” or “the Company” are to Qilian International;
●	“WFOE”, “Chengdu Trading” or “PRC Subsidiary” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our and the VIE and its subsidiaries’ actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our and the VIE and its subsidiaries’ actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our, the VIE and its subsidiaries’ financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our and the VIE and its subsidiaries’ mission, goals and strategies;
●	The impact of COVID-19 on our and the VIE and its subsidiaries’ operations;
●	our and the VIE and its subsidiaries’ future business development, financial conditions and results of operations;
●	the expected growth of the PRC pharmaceutical and chemical industries in China;
●	our and the VIE and its subsidiaries’ expectations regarding demand for and market acceptance of their products;
●	our and the VIE and its subsidiaries’ expectations regarding their relationships with their suppliers and customers;
●	competition in our and the VIE and its subsidiaries’ industries; and
●	relevant government policies and regulations relating to our and the VIE and its subsidiaries’ industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our, the VIE and its subsidiaries’ actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact Qilian International and its affiliated entities’ business and financial performance. Moreover, our and the VIE and its subsidiaries’ operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our, the VIE and its subsidiaries’ business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our and the VIE and its subsidiaries’ business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our and the VIE and its subsidiaries’ market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our and the VIE and its subsidiaries’ actual future results may be materially different from what we expect.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

Qilian International Holding Group Limited is not a Chinese operating company but a Cayman Islands holding company with no business operations. The business operations are conducted by Gansu Qilianshan Pharmaceutical Co., Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries established in the PRC. See “Item 4.C. INFORMATION ON THE COMPANY - Our Corporate Structure” for further information regarding our affiliated entities’ names, places of incorporation, and equity ownership. Qilian International and its affiliated entities are subject to legal and operational risks associated with being mostly based in the PRC and Hong Kong and having all of their operations in the PRC, discussed in greater detail below. Qilian International is incorporated in the Cayman Islands-- a holding company with no material operations, the Company conducts its operations in China through the variable interest entities-- Gansu QLS and its subsidiaries. Investors in Qilian International’s ordinary shares are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

Qilian International receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, Qilian International is the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. Qilian International consolidates the financial results of Gansu QLS and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. Neither Qilian International nor its investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in Qilian International’s ordinary shares thus are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “Chengdu Trading” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “Qilian International”, “the Company” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Our corporate structure is subject to risks associated with Qilian International’s contractual arrangements with the VIE. The Company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating the VIE and its subsidiaries’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE and its subsidiaries. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE and its subsidiaries. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on the VIE and its subsidiaries’ operations and result in the Ordinary Shares diminish substantially in value or even become worthless. The Company, our Hong Kong entity, the VIE and its subsidiaries, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

In addition, while Qilian International will take every precaution available to enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and Qilian International may incur substantial costs to enforce the terms of the arrangements. For example, the VIE, its subsidiaries, and their shareholders could breach their contractual arrangements with Qilian International by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to Qilian International’s interests. If Qilian International had direct ownership of the VIE and its subsidiaries, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under VIE Agreements, Qilian International relies on the performance by the VIE and its shareholders of their obligations under the contracts to direct the operation of the VIE and its subsidiaries. As such, the shareholders of VIE and its subsidiaries may not act in the best interests of Qilian International or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel Qilian International to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Further, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect the value of Qilian International’s ordinary shares, and could cause the value of such securities to significantly decline or become worthless. Qilian International faces numerous challenges in enforcing these contractual agreements due to uncertainties under Chinese law as well as jurisdictional limits. For a description of the risks related to these contractual arrangements and our corporate structure, see “Risk Factors - Risks Related to Our Corporate Structure.” For detailed descriptions of each of the VIE Agreement, please refer to disclosures under “Item 4. Information on the Company-A. History and Development of the Company- Our Holding Company Structure and Contractual Arrangements” in this annual report on Form 20-F.

Qilian International faces legal and operational risks associated with having the majority of its operations in China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as Qilian International, to conduct its business. Therefore, investors of Qilian International and its business conducted by the VIE and its subsidiaries face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect Qilian International and its affiliated entities’ business and results of operations. For example, Qilian International faces risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIE, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting due to if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in the VIE and its subsidiaries’ operations conducted by the VIE and its subsidiaries and the value of Qilian International’s ordinary shares, significantly limit or completely hinder Qilian International’s ability and the ability of any holder of its Ordinary Shares or other securities of Qilian International to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact Qilian International’s ability to conduct its business through the VIE and its subsidiaries, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we, the VIE or its subsidiaries were to be subject to such oversight and control, it may result in a material adverse change to the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause its ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage Qilian International and its subsidiaries’ reputation, which would materially and adversely affect Qilian International and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.”

Qilian International has been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of Hong Kong authorities nor any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities (the WFOE and the VIE and its subsidiaries) were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and Qilian International inadvertently concluded that relevant permissions or approvals were not required or that Qilian International did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

An investment in our ordinary shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our ordinary shares. If any event arising from these risks occurs, the VIE and its subsidiaries’ business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our ordinary shares could decline and all or part of your investment may be lost.

Transfers of Cash Amongst Our Subsidiaries, the VIE, and the VIE’s Subsidiaries

Qilian International is permitted under the laws of Cayman Islands to provide funding to its subsidiary in Hong Kong (Qilian HK) through loans or capital contributions without restrictions on the amount of the funds. Qilian HK is permitted under the laws of Hong Kong to provide funding to Qilian International through dividend distribution without restrictions on the amount of the funds. Any determination related to our dividend policy will be made at the discretion of Qilian International’s board of directors after considering its financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any financing instruments. Subject to the Cayman Islands company law and its Memorandum and Articles of Association, Qilian International’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of its assets will exceed its liabilities and Qilian International will be able to pay its debts as they become due. There is no further Cayman Islands company law restriction on the amount of funds which may be distributed by Qilian International by dividend.

If Qilian International determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary by way of dividend payments. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Qilian International to Qilian HK or from Qilian HK to Qilian International. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Qilian International and its affiliated entities, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from Qilian International’s operating business conducted by its PRC based VIE and its subsidiaries, to Qilian and U.S. investors and amounts owed.

Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. WFOE could further set aside a portion of its after-tax profits to fund a discretionary reserve, although the amount to be set aside, if any, is determined at the discretion of its shareholders. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, Qilian International may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits, if any. Furthermore, if WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If Qilian International or its subsidiaries are unable to receive all of the revenues from their operations through the current VIE agreements, it may be unable to pay dividends on its ordinary shares.

Cash dividends, if any, on Qilian International’s ordinary shares will be paid in U.S. dollars. If Qilian International is considered a PRC tax resident enterprise for tax purposes, any dividends it pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. In order for Qilian International to pay dividends to its shareholders, it will rely on payments made from the VIE and its subsidiaries to WFOE, pursuant to VIE agreements between them, and the distribution of such payments to Qilian HK as dividends from WFOE. Certain payments from the VIE and its subsidiaries to WFOE are subject to PRC taxes, including enterprise income taxes, VAT and certain other taxes, as the case maybe.

For the year ended September 30, 2021, cash flow from WFOE to VIE includes proceeds from repayment of loan of $768,108 and net proceeds from product sales and purchase of $1,263,906, and $117,656 for interest payment. For the year ended September 30, 2020, cash flow from VIE to WFOE includes proceeds from a loan of $2,079,881 and $4,281,005 for net proceeds from products sales and purchase, respectively. For the year ended September 30, 2019, cash received by VIE was $73 for initial funding.

See “Dividend Policy”, “Risk Factors — Qilian International is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws. Any limitation on the ability of Qilian’s affiliated entities to make payments to it could have a material adverse effect on Qilian International’s ability to maintain its business.”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

PRC Limitation on Overseas Listing and Share Issuances

Currently, Qilian International, including its affiliated entities, are not required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate and list on U.S. exchanges or issue securities to foreign investors. If approval is required in the future and Qilian International was denied permission from Chinese authorities to list on U.S. exchanges, Qilian International will not be able to operate or to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to operate or to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although Qilian International and its affiliated entities are currently not required to obtain permission from any of the PRC federal or local government and have not received any denial to list on the U.S. exchange, Qilian International’s operations and ability to continue to list and issue securities to foreign investors may be adversely affected in the future, directly or indirectly, by existing or future laws and regulations relating to Qilian International’s PRC business operations. For more detailed information, see “Risks Related to Doing Business in China — The PRC government may intervene and influence the WFOE and the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Qilian International and its affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if they are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, Qilian International will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of and for the years ended September 30, 2019, 2020 and 2021.

Selected Condensed Consolidating Statements of Operations Information

	For the year ended September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	5,194,003	57,049,381	(5,143,500)	57,099,884
Cost of revenues	—	—	4,828,584	51,776,270	(5,143,500)	51,461,354
Total operating expenses	212,705	—	135,316	2,902,464	—	3,250,485
Income from the VIE	—	—	2,835,032	—	(2,835,032)	—
Share of income of subsidiary	2,974,990	2,974,990	—	—	(5,949,980)	—
Net income	3,085,685	2,974,990	2,974,990	2,857,491	(8,785,012)	3,108,144

	For the year ended September 30, 2020
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	12,659,371	50,736,525	(13,362,696)	50,033,200
Cost of revenues	—	—	12,376,476	43,301,646	(13,184,075)	42,494,047
Total operating expenses	—	—	133,744	2,594,265	—	2,728,009
Income from the VIE	—	—	4,919,235	—	(4,919,235)	—
Share of income of subsidiaries	5,033,839	5,033,839	—	—	(10,067,678)	—
Net income	5,033,839	5,033,839	5,033,839	5,004,461	(15,165,537)	4,940,441

	For the year ended September 30, 2019
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	—	46,096,684	—	46,096,684
Cost of revenues	—	—	—	36,416,772	—	36,416,772
Total operating expenses	—	—	10,472	3,490,902	—	3,501,374
Income from the VIE	—	—	1,939,384	—	(1,939,384)	—
Share of income of subsidiary	1,928,912	1,928,912	—	—	(3,857,824)	—
Net income	1,928,912	1,928,912	1,928,912	5,918,951	(5,797,208)	5,908,479

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	4,228,173	—	2,077,602	4,161,582	—	10,467,357
Amount due from the Parent/WFOE	—	—	—	4,787,009	(4,787,009)	—
Total current assets	4,228,173	—	2,080,061	38,843,928	(4,787,009)	40,365,153
Investment in the VIE	—	—	9,693,651	—	(9,693,651)	—
Investment in subsidiary	9,937,741	9,937,741	—	—	(19,875,482)	—
Other non-current assets	20,323,400	—	2,321,129	12,343,581	—	34,988,110
Total assets	34,489,314	9,937,741	14,094,841	51,187,509	(34,356,142)	75,353,263
Amounts due to VIE	575,793	—	4,211,216	—	(4,787,009)	—
Total current liabilities	575,793	—	4,146,912	18,239,184	(4,787,009)	18,174,880
Other non-current liabilities	—	—	—	509,925	—	509,925
Total liabilities	575,793	—	4,146,912	18,749,109	(4,787,009)	18,684,805
Total equity	33,913,521	9,937,741	9,947,929	32,438,400	(29,569,133)	56,668,458
Total liabilities and equity	34,489,314	9,937,741	14,094,841	51,187,509	(34,356,142)	75,353,263

	As of September 30, 2020
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	—	—	6,373,915	5,493,215	—	11,867,130
Amount due from the Parent/WFOE	—	—	—	6,360,885	(6,360,885)	—
Total current assets	—	—	6,907,089	37,155,205	(6,544,872)	37,517,422
Investment in the VIE	—	—	6,858,619	—	(6,858,619)	—
Investment in subsidiary	6,962,751	6,962,751	—	—	(13,925,502)	—
Other non-current assets	—	—	132,426	10,493,290	—	10,625,716
Total assets	6,962,751	6,962,751	13,898,134	47,648,495	(27,328,993)	48,143,138
Amounts due to VIE	—	—	6,360,885	—	(6,360,885)	—
Total current liabilities	—	—	6,900,735	17,883,921	(6,360,885)	18,423,771
Other non-current liabilities	—	—	31,318	846,542	—	877,860
Total liabilities	—	—	6,932,053	18,730,463	(6,360,885)	19,301,631
Total equity	6,962,751	6,962,751	6,966,081	28,918,032	(20,968,108)	28,841,507
Total liabilities and equity	6,962,751	6,962,751	13,898,134	47,648,495	(27,328,993)	48,143,138

Selected Condensed Consolidating Cash Flows Information

	For the year ended September 30, 2021
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	(217,260)	—	(1,560,244)	2,122,539	—	345,035
Net cash (used in) provided by investing activities	(20,000,000)	—	(2,226,099)	(1,781,618)	(192,315)	(24,200,032)
Net cash provided by (used in) financing activities	24,445,434	—	(768,108)	123,697	192,315	23,993,338

	For the year ended September 30, 2020
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	—	—	944,546	4,131,468	—	5,076,014
Net cash (used in) provided by investing activities	—	—	(26,562)	(5,648,761)	5,299,731	(375,592)
Net cash provided by (used in) financing activities	—	—	5,299,731	2,140,503	(5,299,731)	2,140,503

	For the year ended September 30, 2019
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	—	—	(4)	(580,193)	—	(580,197)
Net cash (used in) provided by investing activities	—	—	—	(666,702)	73	(666,629)
Net cash provided by (used in) financing activities	—	—	73	373,650	(73)	373,650

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2018	—
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	1,928,912
As of September 30, 2019	1,928,912
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	5,033,839
As of September 30, 2020	6,962,751
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,974,990
As of September 30, 2021	9,937,741

B.         Capitalization and Indebtedness

Not applicable.

C.         Reasons for the Offer and Use of Proceeds

Not applicable.

D.         Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we, our subsidiaries, the VIE and its subsidiaries face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect Qilian International and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations. See “-Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations”.
●	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect Qilian International and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect Qilian International and its affiliated entities’ business and financial condition.

●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated on a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	Since our directors and executive officers own 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance. For more information, see page 44 under Risks Related to Our Ordinary Shares.

Risks Related to Our Corporate Structure

PRC laws and regulations governing the VIE and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we or our affiliated entities are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the VIE and its subsidiaries’ business.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.” The VIE and its subsidiaries conducts their business activities in China. We are a holding company and do not conduct any business activities. Qilian International Trade (Chengdu) Co., LTD, or WFOE, has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable us to exercise certain control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE when and to the extent permitted by PRC law. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.” We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIE and its subsidiaries because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. In fiscal years ended September 30, 2021, 2020, and 2019, the VIE and its subsidiaries contributed to 100% of our total revenues.

However, Qilian International is a Cayman Islands holding company with no equity ownership in the VIE or its subsidiaries. We do not conduct any business. The business operations are instead conducted in China through the VIE and the VIE’s subsidiaries with which we have maintained only contractual arrangements. Investors in our Ordinary Shares thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our Company as a group.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the business operations of the VIE and its subsidiaries, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we, the VIE and its subsidiaries would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect the business and reputation of the VIE and its subsidiaries.

Our PRC counsel, Gansu Quanyi Law Firm, is of the opinion that (i) the ownership structure of WFOE and the VIE does not violate applicable PRC laws and regulations currently in effect, and (ii) the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect.

Although we believe we and the VIE and its subsidiaries are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that the VIE or any of the VIE’s subsidiaries do not comply with applicable law, it could revoke their business and operating licenses, require them to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require them to restructure their operations, impose additional conditions or requirements with which they may not be able to comply, impose restrictions on their business operations or on their customers, or take other regulatory or enforcement actions against them that could be harmful to their business. Any of these or similar occurrences could significantly disrupt the business operations of the VIE and its subsidiaries or restrict the VIE and its subsidiaries from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition and results of operations of Qilian International and its affiliated entities. If any of these occurrences results in our inability to direct the activities of the VIE or its subsidiaries that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE or its subsidiaries, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of those entities that conduct a significant part of the VIE and its subsidiaries’ operations.

Qilian International relies on contractual arrangements with the VIE and VIE’s subsidiaries in China for its business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

Qilian International relies on and expect to continue to rely on its wholly owned PRC Subsidiary’s contractual arrangements with Gansu QLS and Gansu QLS’s shareholders to operate its business. These contractual arrangements may not be as effective in providing Qilian International with control over Gansu QLS as ownership of controlling equity interests would be in providing Qilian International with control over, or enabling Qilian International to derive economic benefits from the operations of Gansu QLS. Under the current contractual arrangements, as a legal matter, if Gansu QLS or any of its shareholders executing the VIE contractual arrangements fails to perform its, his or her respective obligations under these contractual arrangements, Qilian International may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which Qilian International cannot assure investors will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to Qilian International or its designated persons when it exercise the purchase option pursuant to these contractual arrangements, Qilian International may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) the VIE or its shareholders terminate the contractual arrangements or (iii) the VIE or its shareholders fail to perform their obligations under these contractual arrangements, Qilian International’s business operations in China would be materially and adversely affected, and the value of Qilian International’s shares would substantially decrease. Further, if Qilian International fails to renew these contractual arrangements upon their expiration, Qilian International would not be able to continue its business operations unless the then current PRC law allows Qilian International to directly operate businesses in China.

In addition, if the VIE or all or part of its assets become subject to liens or rights of third-party creditors, Qilian International may be unable to continue some or all of its business activities, which could materially and adversely affect Qilian International and its affiliated entities’ business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering Qilian International’s ability to operate its business, which could materially and adversely affect Qilian International and its affiliated entities’ business and its ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Qilian International’s ability to enforce these contractual arrangements. In the event Qilian International is unable to enforce these contractual arrangements, Qilian International may not be able to exert expected control over its operating entities and Qilian International may be precluded from operating its business, which would have a material adverse effect on its financial condition and results of operations.

If the PRC government deems that Qilian International’s contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, Qilian International could be subject to severe penalties or be forced to relinquish our interests in those operations.

Qilian International has entered into, through WFOE, a series of contractual arrangements with the VIE and its shareholders. These contractual arrangements enable Qilian International to (i) direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from the VIE and its subsidiaries in consideration for the services provided by the PRC Subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE or to all or part of the assets of the VIE, when and to the extent permitted by PRC law, or request any existing shareholder of the VIE to transfer all or part of the equity interest in the VIE to another PRC person or entity designated by Qilian International at any time in its discretion.

These agreements make Qilian International their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” Qilian International believes that its corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Qilian International’s PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly owned PRC Subsidiary, the consolidated VIE and their shareholders is valid, binding and enforceable in accordance with its terms. However, Qilian International’s PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of the PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate Qilian International’s business and/or other participants in the relevant industry, would agree that Qilian International’s corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that Qilian International, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the VIE and its subsidiaries’ business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking Gansu QLS and its subsidiaries’ business and operating licenses;
●	discontinuing or restricting the VIE and its subsidiaries’ operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	requiring us or our PRC affiliated entities to restructure the relevant ownership structure or operations;
●	placing restrictions on our right to collect revenues;
●	restricting or prohibiting Qilian International use of the proceeds from its initial public offering to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to the VIE and its subsidiaries’ business.

The imposition of any of these penalties could have a material and adverse effect on Qilian International’s business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or Qilian International’s failure to receive the economic benefits from the VIE, Qilian International may not be able to consolidate the financial results of the VIE and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. In addition, Qilian International’s shares may decline in value or become worthless if it is unable to assert its contractual control rights over the assets of its affiliated entities in PRC that conduct all or substantially all of Qilian International’s operations.

Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect Qilian International and its affiliated entities’ business and financial condition and the value of your investment in our shares.

The equity interests of Gansu QLS are held by a total of 151 shareholders. Their interests in the VIE may differ from the interests of our Company as a whole. These shareholders may breach, or cause Gansu QLS to breach, or refuse to renew the existing contractual arrangements we have with Gansu QLS, which would have a material adverse effect on Qilian International’s ability to control Gansu QLS and its subsidiaries and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Gansu QLS to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Gansu QLS to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Gansu QLS, we would have to rely on legal proceedings, which could result in the disruption of the VIE and its subsidiaries’ business and subject us and our affiliated entities to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, Gansu QLS, and the shareholders of Gansu QLS were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Gansu QLS’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Gansu QLS for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE were to request that the shareholders of Gansu QLS transfer their equity interests in Gansu QLS at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and could subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Gansu QLS for the adjusted but unpaid taxes according to the applicable regulations. Qilian International and its affiliated entities’ results of operations could be materially and adversely affected if Gansu QLS’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us or our affiliated entities to obtain such approval, and, even if we or our affiliated entities obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us or our affiliated entities, may subject us or our affiliated entities to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on the operations of the WFOE and the VIE and its subsidiaries in China, restrictions or limitations on Qilian International’s ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect Qilian International and its affiliates’ business, financial condition, and results of operations.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we or our affiliated entities will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any follow-on offerings are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company,” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we or our affiliated entities may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021 and November 14, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review and a draft of the Regulations on the Network Data Security, respectively, for public comments, according to which, among other things, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for, and prior to, an offering, it is uncertain whether we or our affiliated entities can or how long it will take us or our affiliated entities to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us or our affiliated entities to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on the WFOE and the VIE and its subsidiaries’ operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of the VIE or its subsidiaries’ operations, limit Qilian International’s ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on Qilian International and its affiliated entities’ business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we or our affiliated entities obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we or our affiliated entities can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation, in addition to the requirements of the HFCA Act, are uncertain as of the date of this annual report. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and Qilian International’s securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If Qilian International’s securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

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

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to Qilian International and its affiliated entities’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless.

Qilian International and its affiliated entities’ business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to Qilian International and its affiliated entities’ operations and the value of our Ordinary Shares. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in China-based issuers. Any such action may hinder Qilian International’s ability to offer or continue to offer its securities to investors, result in a material adverse change to Qilian International and its affiliated entities’ business operations, and damage our reputation, which could cause Ordinary Shares to significantly decline in value or become worthless. See also “-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations.”

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the WFOE and the VIE and its subsidiaries’ business activities and require us or our affiliated entities to incur increased costs and efforts to comply, and any breach or noncompliance may subject us or our affiliated entities to proceedings against us or our affiliated entities, damage our and the affiliated entities’ reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our and the affiliated entities’ business, financial condition, and results of operations.

In China, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) (the “Draft Regulation”) was proposed by the Cyberspace Administration of China, or the CAC, for public comments until December 13, 2021. The Draft Regulation reiterates that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan on listing its securities overseas, and the Draft Regulation further requires the data processors to apply for cybersecurity review in accordance with relevant laws and regulations under the following circumstances: (i) such data processor engages in merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of such data processor overseas affects or may affect national security; and (iii) such data processor engages in other data processing activities that affect or may affect national security. Any failure to comply with such requirements may subject us or our affiliated entities to, among others, suspension of services, fines, revocation of relevant business permits or business licenses, and/or penalties. Since the CAC is still seeking comments on the Draft Regulation from the public as of the date of this annual report, the Draft Regulation (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

As of the date of this annual report, we or our affiliated entities have not engaged in the relevant businesses provided in the Draft Regulation. As such, we or our affiliated entities currently do not expect the draft measures by the CAC or other recent regulations will have an impact on ours and our affiliated entities’ business or results of operations, and we believe that we and our affiliated entities are compliant with the regulations and policies that have been issued by the CAC to date. As of the date of this annual report, we or our affiliated entities have not been subjected to any investigation, nor have we or any of our affiliated entities received any notice, warning, or sanction from applicable government authorities (including the CAC) with regard to the WFOE and the VIE and its subsidiaries’ business operations concerning any issues related to cybersecurity and data security. In addition, we or our affiliated entities have not been involved in any review, investigation, enquiry, penalty, or other legal proceedings initiated by applicable governmental or regulatory authorities or third parties in relation to in relation to cyber security or data protection. However, we and our affiliated entities still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in the WFOE and the VIE and its subsidiaries’ operations, negative publicity with respect to our Company, and diversion of our managerial and financial resources. Furthermore, if we or our affiliated entities were found to be in violation of applicable laws and regulations in China during such review, we or our affiliated entities could be subject to fines or other government sanctions and reputational damage. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities, recently issued jointly by the General Office of the Communist Party of China Central Committee and the General Office of the State Council, require (i) speeding up the revision of the regulatory provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, integrates the scattered rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. If they are deemed to be applicable to us, we cannot assure you that we or our affiliated entities will be compliant with such new regulations in all respects, and we or our affiliated entities may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations.

The PRC government’s significant oversight over the WFOE and the VIE and its subsidiaries’ business operations could result in a material adverse change in the WFOE, the VIE and its subsidiaries’ operations and the value of our Ordinary Shares.

We conduct business in China primarily through the WFOE and the VIE and its subsidiaries. The WFOE, the VIE and its subsidiaries’ operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of the WFOE, the VIE and its subsidiaries’ business, and it regulates and may intervene in the VIE and its subsidiaries’ operations, which could result in a material adverse change in the WFOE, the VIE and its subsidiaries’ business operations and/or the value of our Ordinary Shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting the WFOE and the VIE and its subsidiaries’ operations could cause Qilian International’s securities to significantly decline in value or become worthless. Therefore, investors of our Company face potential uncertainty from actions taken by the PRC government affecting the WFOE and the VIE and its subsidiaries’ business.

Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage Qilian International and its subsidiaries’ reputation, which would materially and adversely affect Qilian International and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. The interpretations of many PRC laws, regulations, and rules are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we or our affiliated entities may have to resort to court and administrative proceedings to enforce legal rights. However, since the administrative authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we or our affiliated entities may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property

(including intellectual property), and procedural rights could adversely affect the WFOE and the VIE and its subsidiaries’ business and impede Qilian International’s ability to continue its operations through the WFOE and the VIE and its subsidiaries.

Laws and regulations concerning our industries are also developing and evolving in China and the PRC governmental authorities may further promulgate new laws and regulations regulating our industries and other businesses we or our affiliated entities have already engaged in or may further expand into in the future. Although we and our affiliated entities have taken measures to comply with and to avoid violation of applicable laws and regulations, we cannot assure you that our, the VIE and its subsidiaries’ business practices are and will remain in full compliance with applicable PRC laws and regulations.

In addition, the PRC government may regulate or intervene in the WFOE and the VIE and its subsidiaries’ operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Strictly Scrutinizing Illegal Securities Activities emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us or our affiliated entities to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time. In addition, the Measures for Cybersecurity Censorship (Revised Draft for Comments) issued by the CAC on July 10, 2021, if enacted in the current form, extends the scope of cybersecurity review to cover data processing operators engaging in data processing activities that affect or may affect national security, including the listed in a foreign country. If the final version of the draft measures mandates clearance of cybersecurity review by companies like us, we may face uncertainties as to whether such clearance can be timely obtained, or at all. Therefore, we cannot assure you that we or our affiliated entities will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us or our affiliated entities to fully comply with applicable laws and regulations may significantly limit or completely hinder Qilian International’s ability to offer or continue to offer such securities, cause significant disruption to the WFOE and the VIE and its subsidiaries’ business operations, and severely damage our reputation, which would materially and adversely affect Qilian International and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

The PRC government may intervene or influence the WFOE and the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors

We do not conduct any business operations. The business operations are conducted through our affiliated entities in PRC, which subject us and our affiliated entities to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

As such, our, the VIE and its entities’ business segments may be subject to various government and regulatory interference in the provinces in which they operate. We or our affiliated entities could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and
●	subject our Company to remedies, administrative penalties and even criminal liabilities that may harm the WFOE and the VIE and its subsidiaries’ business, including fines assessed for our current or historical operations, or demands or orders that our affiliated entities modify or even cease their business practices.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. As of the date of this Annual Report on Form 20-F, we or our affiliated entities have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we or our affiliated entities have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our, the VIE or its subsidiaries’ business.

In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”), which are now open for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of Hong Kong authorities nor any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities affiliated to us were established and operate in PRC and Hong Kong are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we inadvertently concluded that relevant permissions or approvals were not required or that we or our affiliated entities did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way the VIE or its subsidiaries’ may conduct their business and could require them to change certain aspects of their business to ensure compliance, which could decrease demand for their products or services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, the WFOE and the VIE and its subsidiaries’ operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of Qilian International’s securities, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect Qilian International’s ability to offer or continue to offer securities to investors and cause the value of Qilian International’s securities to significantly decline or be worthless.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC Subsidiary.

As an offshore holding company, we may transfer funds to the PRC Subsidiary or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC Subsidiary, are subject to PRC regulations. Any loans to the PRC Subsidiary, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiary, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, any capital increase contributions we make to the PRC Subsidiary, which are foreign-invested enterprises, shall be approved by China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. We or our affiliated entities may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we or our affiliated entities fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to the Company’s PRC Subsidiary or to fund its operations may be negatively affected, which may adversely affect its liquidity and ability to fund working capital and expansion projects and meet its obligations and commitments. As a result, our liquidity and our ability to fund and expand the WFOE and the VIE and its subsidiaries’ business may be negatively affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the VIE and its subsidiaries’ business and financial condition.

The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect Qilian International and its affiliated entities’ business, results of operations and financial condition.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for the WFOE and the VIE and its subsidiaries’ products and materially and adversely affect their competitive position.

All of the business operations are conducted in China. Accordingly, Qilian International and its affiliated entities’ business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects the WFOE and the VIE and its subsidiaries’ business, their growth rate or strategy, and results of operations could be adversely affected as a result.

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

On April 22, 2009, the State Administration of Taxation of China (the “SAT”) issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) over half of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because substantially all of the WFOE and the VIE and its subsidiaries’ operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we or our affiliated entities may be subject to the enterprise income tax at a rate of 25% on worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, the WFOE and the VIE and its subsidiaries do not have any non-China source income, as they conduct their sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from the PRC Subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, the WFOE and the VIE and its subsidiaries’ business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were to be treated as a “resident enterprise” by PRC tax authorities, we and our affiliated entities would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We and our affiliated entities are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We and our affiliated entities have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe we and our affiliated entities have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law as of the date of the annual report on Form 20-F, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we or our affiliated entities might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we or our affiliated entities may be subject to other liabilities, which could negatively affect Qilian International and its affiliated entities’ business, operating results and financial condition. In addition, the government may seek to hold the Company liable for successor liability FCPA violations committed by companies in which it invest or that it acquire.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. The WFOE and the VIE and its subsidiaries receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from the PRC Subsidiary. Shortages in the availability of foreign currency may restrict the ability of the PRC Subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Qilian International is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws.

Qilian International is a holding company incorporated in the Cayman Islands, and it operates its core businesses through the WFOE and the VIE and its subsidiaries in the PRC. Therefore, the availability of funds for Qilian International to pay dividends to its shareholders and to service its indebtedness depends upon dividends received from the WFOE, the VIE and its subsidiaries. If the WFOE and the VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to Qilian International may be impaired. As a result, Qilian International’s ability to pay dividends and to repay its indebtedness will be restricted.

Under PRC laws and regulations, Qilian International’s PRC Subsidiary, as wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretional funds. These reserve funds and discretional funds are not distributable as cash dividends.

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

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC Subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC Subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the VIE and its subsidiaries’ business, pay dividends, or otherwise fund and conduct the VIE and its subsidiaries’ business. See also “— Under the EIT Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Qilian International is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws. Any limitation on the ability of Qilian’s affiliated entities to make payments to it could have a material adverse effect on Qilian International’s ability to maintain its business.

Qilian International is a holding company, and it rely on dividends and other distributions on equity paid by its affiliated entities for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. If any of its affiliated entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict Qilian International’s ability to pay dividends or make other distributions to it.

Under PRC laws and regulations, the PRC Subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of Qilian International’s affiliated entities in PRC to pay dividends or make other distributions to it could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to its business, pay dividends, or otherwise fund and conduct its business.

The WFOE and the VIE and its subsidiaries’ business may be materially and adversely affected if any of our PRC Subsidiary, the VIE or the VIE’s subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC Subsidiary, the VIE and the VIE’s subsidiaries hold substantially all the assets that are important to the WFOE and the VIE and its subsidiaries’ business operations. If any of these entities undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering WFOE, the VIE and its subsidiaries’ to operate their business, which could materially and adversely affect Qilian International and its affiliated entities’ business, financial condition and results of operations.

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

Even if the VIE were to be identified as an FIE in the future, we believe that the WFOE and the VIE and its subsidiaries’ current business would not be adversely affected. However, if they were to engage in any business conduct involving third parties identified as prohibited or restricted on the Negative List, we and our affiliated entities may be subject to laws and regulations on foreign investment. Such might be the case for Gansu QLS’s proposed acquisition of enterprises manufacturing traditional Chinese medicine pieces. In addition, our shareholders would also be prohibited or restricted to invest in certain sectors on the Negative List. However, even if the VIE were to be identified as an FIE, the validity of our contractual arrangements with Gansu QLS and its shareholders, as well as our corporate structure, would not be adversely affected. We would still be able to receive benefits from the VIE in accordance with the contractual arrangements. In addition, as the Chinese government has been updating the Negative List in recent years and reducing the sectors prohibited or restricted for foreign investment, it is possible in the future that, even if the VIE is identified as an FIE, it is still allowed to acquire or hold equity of enterprises in sectors currently prohibited or restricted for foreign investment.

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

We are an exempted company incorporated under the laws of the Cayman Islands; however, we do not conduct any businesses and all business operations are conducted by the WFOE and the VIE and its subsidiaries in China and most of our assets are located in China. In addition, all of our directors and executive officers are nationals or residents of the PRC and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

In order to secure the use of our chops and seals, we and our affiliated entities have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit an application and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we and our affiliated entities generally have them stored in secured locations accessible only to authorized employees. Although we and our affiliated entities monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our affiliated entities or the VIE or its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we and our affiliated entities could experience disruption to our normal business operations. We and our affiliated entities may have to take corporate or legal action in such an event, which could involve significant time and resources to resolve and divert management from the WFOE and the VIE and its subsidiaries’ operations.

Fluctuations in exchange rates could adversely affect the VIE and its subsidiaries’ business and the value of Qilian International’s securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our WFOE and VIE and its subsidiaries’ business operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of the WFOE and the VIE and its subsidiaries’ products against products of foreign manufacturers or products relying on foreign inputs.

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

Increases in labor costs in the PRC may adversely affect the Qilian International and its affiliated entities’ business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007, later amended on December 28, 2012 and effective on July 1, 2013. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the

Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that our affiliated entities need to significantly reduce their workforce, the Labor Contract Law could adversely affect their ability to do so in a timely and cost-effective manner, and their results of operations could be adversely affected. In addition, for employees whose employment contracts include non-competition terms, the Labor Contract Law requires the WFOE and the VIE and its subsidiaries to pay monthly economic compensation after such employment is terminated, which will increase our operating expenses.

We expect that the WFOE and the VIE and its subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless the WFOE and the VIE and its subsidiaries’ are able to pass on these increased labor costs to their customers by increasing the prices of their products and services, their financial conditions and results of operations could be materially and adversely affected.

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

The VIE is not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if it is not able to remediate the non-compliance.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for employees. Gansu QLS has not deposited social security premium for part of employees in accordance with the Social Security Law. Although Gansu QLS has failed to deposit social security premiums in full, we believe that no additional amount is required to be paid by Gansu QLS since (i) some of the employees of Gansu QLS are over the age limit to be paid social insurance fees, and some chose to waive receiving social insurance fees deposited by Gansu QLS and decided to participate in their own voluntary social insurance plans instead; and (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises. Thus, it is unlikely that the overdue social insurance premiums would be ordered to be repaid by Gansu QLS.

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

Since the VIE failed to make adequate social insurance and housing fund contributions, it may be subject to fines and legal sanctions, and Qilian International and its affiliated entities’ business, financial condition and results of operations may be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm the WFOE and the VIE and its subsidiaries’ business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company and the VIE and its subsidiaries’ business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we do not conduct any business and substantially all of the business operations are conducted by the WFOE and the VIE and its subsidiaries in China, and almost all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we do not conduct any business and substantially all of the business operations are conducted by the WFOE and the VIE and its subsidiaries in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

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

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise certain level of control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—PFIC.”

Risks Related to the WFOE and the VIE and its Subsidiaries’ Business

The WFOE and the VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the WFOE and the VIE and its subsidiaries, which may harm our financial condition and the ability of the WFOE and the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.

The pharmaceutical and chemical industries currently are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The WFOE and the VIE and its subsidiaries will face competition with respect to their current and future pharmaceutical and fertilizer product candidates from major pharmaceutical and chemical companies in China. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of pharmaceutical and fertilizer products. For example, competition for improving oxytetracycline strains comes from conventional and advanced breeding techniques. Other potentially competitive sources of improvement in oxytetracycline yields include improvements in specific biotechnology areas and information management.

The WFOE and the VIE and its subsidiaries have competitors in China that manufacture products similar to theirs. These companies sell similar products as ours and some of them may have more assets, resources and a larger market share. We believe the WFOE and the VIE and its subsidiaries are able to compete with these competitors because of their geographical location in Western China, unique combination of products and lower prices of products.

Some of the current or potential competitors of the WFOE and the VIE and its subsidiaries may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than they do. Mergers and acquisitions in the pharmaceutical, chemical and agricultural industries may result in even more resources being concentrated among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with the WFOE and the VIE and its subsidiaries in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, the research and development (“R&D”) projects of the WFOE and the VIE and its subsidiaries. The commercial opportunity of the WFOE and the VIE and its subsidiaries could be reduced or eliminated if their competitors develop and commercialize products that are more effective, more convenient or are less expensive than any products the WFOE and the VIE and its subsidiaries develop alone or with collaborators or that would render any such products obsolete or non-competitive. The competitors of the WFOE and the VIE and its subsidiaries also may obtain regulatory approval for their products more rapidly than the WFOE and the VIE and its subsidiaries may obtain approval for any that they develop, which could result in the competitors of the WFOE and the VIE and its subsidiaries establishing a strong market position before any new products of the WFOE and the VIE and its subsidiaries are able to enter the market. Additionally, technologies developed by the competitors of the WFOE and the VIE and its subsidiaries may render the product candidates of the WFOE and the VIE and its subsidiaries uneconomical or obsolete, and the WFOE and the VIE and its subsidiaries or their collaborators may not be successful in marketing any product candidates they may develop against competitors. The availability of the competitors’ products could limit the demand, and the price the WFOE and the VIE and its subsidiaries are able to charge, for any products that they develop alone or with collaborators.

The pharmaceutical business of the WFOE and the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.

We, the VIE, and the VIE’s subsidiaries, as a pharmaceutical group, are exposed to risks inherent in the manufacturing and distribution of pharmaceutical products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, and unintentional distribution of counterfeit drugs. In addition, product liability claims may be asserted against us, the VIE, or the VIE’s subsidiaries with respect to any of the products the WFOE and the VIE and its subsidiaries sell and as a distributor, and we, the VIE, and the VIE’s subsidiaries will be required to pay for damages for any successful product liability claim against them, although we, the VIE, and the VIE’s subsidiaries may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer or distributors for compensation they paid to their customers in connection with a product liability claim. The WFOE and the VIE and its subsidiaries may also be obligated to recall affected products. If we, the VIE, or the VIE’s subsidiaries are found liable for product liability claims, they could be required to pay substantial monetary damages. Furthermore, even if we, the VIE, or its subsidiaries successfully defend themselves against this type of claim, they could be required to spend significant management, financial and other resources, which could disrupt their business, their reputation and their brand name. The WFOE and the VIE and its subsidiaries, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm the business, financial condition and results of operations of our Company, the VIE, and the VIE’s subsidiaries. In addition, the WFOE and the VIE and its subsidiaries do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt the business operations of the WFOE and the VIE and its subsidiaries, and significantly decrease our revenue and profitability.

We and our affiliated entities have limited sources of working capital and will need substantial additional financing.

The working capital required to implement the business plan and build new facilities to expand the production capacity of the WFOE and the VIE and its subsidiaries will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we and our affiliated entities will have revenues sufficient to sustain the operations of the WFOE and the VIE and its subsidiaries or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and the WFOE and the VIE and its subsidiaries are unable to generate sufficient revenues or raise additional funds, the WFOE and the VIE and its subsidiaries may delay the completion of or significantly reduce the scope of their current business plan; delay some of their development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease their operations.

The WFOE and the VIE and its subsidiaries need sufficient financing to implement their business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for their oxytetracycline products, fertilizer products and Heparin Sodium Preparations. The WFOE and the VIE and its subsidiaries will also need sufficient financing to materialize their future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $26 million in the next 3 years. Our inability to obtain sufficient additional financing would have a material adverse effect on the ability of the WFOE and the VIE and its subsidiaries to implement their business plans. As of September 30, 2021, we and our affiliate entities had cash and cash equivalents of approximately $10,467,457, total current assets of $40,365,153, and total current liabilities of $18,174,880. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support the WFOE and the VIE and its subsidiaries’ operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and the WFOE and the VIE and its subsidiaries’ operations may cease.

We, the VIE, and the VIE’s subsidiaries depend on certain key personnel, and loss of these key personnel could have a material adverse effect on the WFOE and the VIE and its subsidiaries’ business, financial condition and results of operations.

The success of our Company, the VIE, and the VIE’s subsidiaries is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Zhanchang Xin, our chief executive officer and chairman of the board of directors, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Additionally, Mr. Zhanchang Xin, performs key functions in the operation of the WFOE and the VIE and its subsidiaries’ business as our chief scientific officer and chief operations officer. We may not be able to retain Mr. Zhanchang Xin for any given period of time. Although we have no reason to believe that Mr. Zhanchang Xin will discontinue his services with us or the VIE, the interruption or loss of his services would adversely affect the ability of us, the WFOE, the VIE, and the VIE’s subsidiaries to effectively run their business and pursue their business strategy as well as our results of operations. We, the VIE and the VIE’s subsidiaries do not carry key man life insurance for any of the key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

Qilian International and its affiliated entities’ may not be able to hire and retain qualified personnel to support their growth and if Qilian International and its affiliated entities’ are unable to retain or hire these personnel in the future, their ability to improve their products and implement their business objectives could be adversely affected.

Qilian International and its affiliated entities must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. Qilian International and its affiliated entities’ may not be able to retain the services of their senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect Qilian International and its affiliated entities’ future growth and financial condition.

A significant portion of our revenue is concentrated on a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11% and 10% of the sales of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2019, one customer represented approximately 15.3% of the sales of the sales of the WFOE and the VIE and its subsidiaries. Since the WFOE and the VIE and its subsidiaries do not have long-term customer supply agreements with such large customers and rely primarily upon their goodwill and reputation to sustain the business relationship, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from the VIE or its subsidiaries.

The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2021, one of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 13% of the total purchases. For the fiscal year ended September 30, 2020, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 11% and 10% of the total purchases, respectively. For the year ended September 30, 2019, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 12.9% and 9.5% of the total purchases, respectively. If the WFOE and the VIE and its subsidiaries lose suppliers and are unable to swiftly engage new suppliers, their operations may be disrupted or suspended, and they may not be able to deliver hardware products to their customers on time. The WFOE and the VIE and its subsidiaries may also have to pay a higher price to source from a different supplier on short notice. While the WFOE and the VIE and its subsidiaries are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers or supplier merger targets in their desired timeline. As such, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.

Although the brand name of the WFOE and the VIE and its subsidiaries is well-respected in the Chinese pharmaceutical and chemical industry, they still believe that maintaining and enhancing the brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of the current and future products and services of the WFOE and the VIE and its subsidiaries, and is an important element in the effort of the WFOE and the VIE and its subsidiaries to increase their customer base. Successful promotion of the brand name of the WFOE and the VIE and its subsidiaries will depend largely on their marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses the WFOE and the VIE and its subsidiaries will incur in marketing activities. If the WFOE and the VIE and its subsidiaries fail to successfully promote and maintain their brand, or if they incur substantial expenses in an unsuccessful attempt to promote and maintain their brand, the VIE and its subsidiaries may fail to attract new customers or retain their existing customers, in which case Qilian International and its affiliated entities’ business, operating results and financial condition, would be materially adversely affected.

Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Some products manufactured by the WFOE and the VIE and its subsidiaries are resource-based products. Thus, the WFOE and the VIE and its subsidiaries must manage their supply chain for raw materials and delivery of their products competently. Even though Chengdu QLS enjoys considerable advantages resulting from its access to high quality, low cost, and abundant local resources, supply chain fragmentation and local protectionism within China may cause disruption risks for the WFOE and the VIE its other subsidiaries. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation, as well as product delivery throughout China. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could affect both supply and price. Any of these occurrences could cause significant disruptions to the supply chain of the WFOE and the VIE and its subsidiaries, manufacturing capability and distribution system that could adversely affect the ability of the WFOE and the VIE and its subsidiaries to produce and deliver some of their products.

Additionally, some of the raw materials the WFOE and the VIE and its subsidiaries use are procured from farmers, who are usually subject to environmental risks outside of their control. Thus, these farmers may not have the ability to supply continuously and stably if environmental and climate change adversely affect their business.

The success of the WFOE and  the VIE and its subsidiaries depends on their ability to protect their intellectual property.

The success of the WFOE and the VIE and its subsidiaries depends on their ability to obtain and maintain patent protection for products developed utilizing their technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of the existing and future patents of the WFOE and the VIE and its subsidiaries will be held valid and enforceable against third-party infringement, or that the products of the WFOE and the VIE and its subsidiaries will not infringe any third-party patent or intellectual property. Although the WFOE and the VIE and its subsidiaries own 22 valid patents and have filed six additional patent applications with the Patent Administration Department of the PRC, there is no assurance that they will be granted.

Any patents relating to the technologies of the WFOE and the VIE and its subsidiaries may not be sufficiently broad to protect their products. In addition, the patents of the WFOE and the VIE and its subsidiaries may be challenged, potentially invalidated or potentially circumvented. The patents of the WFOE and the VIE and its subsidiaries may not afford them protection against competitors with similar technology or permit the commercialization of their products without infringing third-party patents or other intellectual property rights.

The WFOE and the VIE and its subsidiaries also rely on or intend to rely on their trademarks, trade names and brand names to distinguish their products from the products of their competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that the trademarks of the WFOE and the VIE or its subsidiaries are successfully challenged, the WFOE and the VIE and its subsidiaries could be forced to rebrand their products, which could result in loss of brand recognition and could require them to devote resources to advertising and marketing these new brands. Further, the competitors of the WFOE and the VIE and its subsidiaries may infringe their trademarks, or they may not have adequate resources to enforce their trademarks.

In addition, the WFOE and the VIE and its subsidiaries also have trade secrets, non-patented proprietary expertise and continuing technological innovation that they shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, the trade secrets and proprietary technology of the WFOE and the VIE and its subsidiaries may otherwise become known or be independently developed by their competitors. If patents are not issued with respect to products arising from research, the WFOE and the VIE and its subsidiaries may not be able to maintain the confidentiality of information relating to these products.

Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. The WFOE and the VIE and its subsidiaries rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect their intellectual property rights. Despite the efforts of the WFOE and the VIE and its subsidiaries to protect their proprietary rights, third parties may attempt to copy or otherwise obtain and use such intellectual property or seek court declarations that they do not infringe upon the intellectual property rights of the WFOE and the VIE and its subsidiaries. Monitoring unauthorized use of the intellectual property of the WFOE and the VIE and its subsidiaries is difficult and costly, and we cannot assure you that the steps the WFOE and the VIE and its subsidiaries have taken or will take will prevent misappropriation of their intellectual property. From time to time, the WFOE and the VIE and its subsidiaries may have to resort to litigation to enforce their intellectual property rights, which could result in substantial costs and diversion of their resources and a favorable outcome, in such event, is not assured.

The WFOE and the VIE and its subsidiaries face risks related to research and the ability to develop new pharmaceutical and chemical products.

Our growth and survival depend on the ability of the WFOE and the VIE and its subsidiaries to consistently discover, develop and commercialize new products and find new and improved technology. As such, if the WFOE and the VIE and its subsidiaries fail to make sufficient investments in research, be attentive to unmet consumer needs or focus on advancing pharmaceutical and chemical product technology, their current and future products could be surpassed by more effective or advanced products of other companies.

The business operations of the WFOE and the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.

Pharmaceutical companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including Pharmaceutical Product Permits.

The VIE and its subsidiaries have obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. The latest amended Drug Administration Law took effect on December 1, 2019 and has vacated the GMP certificate requirements for pharmaceutical companies. As such, the WFOE and the VIE and its subsidiaries do not need to renew their current GMP certificates. However, we cannot assure you that the WFOE and the VIE and its subsidiaries can maintain all the other required licenses, permits and certifications to carry on their business at all times. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. The WFOE and the VIE and its subsidiaries intend to apply for the renewal of these licenses, permits and certifications when required by then applicable laws and regulations. Any failure by the WFOE or the VIE or the VIE’s subsidiaries to obtain and maintain all licenses, permits and certifications necessary to carry on their business at any time could have a material adverse effect on the WFOE and the VIE and its subsidiaries’ business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt the business of the WFOE and the VIE and its subsidiaries, and prevent them from continuing to carry on their business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess the business licenses, permits and certifications of the WFOE and the VIE and its subsidiaries, as well as any enactment of new regulations that may restrict the conduct of their business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us or our affiliated entities to obtain any additional licenses, permits or certifications that were previously not required for the WFOE and the VIE and its subsidiaries to operate their existing businesses, we cannot assure you that the WFOE and the VIE and its subsidiaries will successfully obtain such licenses, permits or certifications.

Gan Di Xin®, exclusively produced by Gansu QLS, is subject to continuing regulation by the National Medical Products Administration (the “NMPA”) in China. The innovative product, Ahan® Antibacterial Paste, is subject to continuing regulation by the National Health and Family Planning Commission. If the labeling or manufacturing process of an approved pharmaceutical product is significantly modified, the NMPA may require that the WFOE and the VIE and its subsidiaries obtain a new pre-market approval.

Adverse publicity associated with the products of the WFOE and the VIE and its subsidiaries, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of the WFOE and the VIE and its subsidiaries’ operations may be significantly affected by the public’s perception of the WFOE and the products of the WFOE and the VIE and its subsidiaries and similar companies. This perception depends upon opinions concerning:

●	the safety and quality of the products and product ingredients of the WFOE and the VIE and its subsidiaries;

●	the safety and quality of similar products and ingredients distributed by other companies; and

●	the downstream distributors and sales forces of the WFOE and the VIE and its subsidiaries.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of the business of the WFOE and the VIE and its subsidiaries, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the goodwill of the WFOE and the VIE and its subsidiaries, and could negatively affect their sales and ability to generate revenue. In addition, the consumers’ perception of the safety and quality of products and ingredients of the WFOE and the VIE and its subsidiaries, as well as similar products and ingredients distributed by other companies, can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning the products or ingredients of the WFOE and the VIE and its subsidiaries or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of the products, that associates consumption of the products or product ingredients of the WFOE and the VIE and its subsidiaries or any similar products or ingredients with illness or other adverse effects, questions the benefits of their or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to the products’ use, could negatively impact the reputation of the WFOE and the VIE and its subsidiaries or the market demand for their products.

The WFOE and the VIE and its subsidiaries face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt their operations and negatively affect our results of operations and financial condition.

In the past, China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemics, and any similar event could materially impact the business of the WFOE and the VIE and its subsidiaries in the future. If a disaster or other disruption were to occur in the future that affects the regions where the WFOE and the VIE and its subsidiaries operate their business, the business operations of the WFOE and the VIE and its subsidiaries could be materially and adversely affected due to loss of personnel, damages to their manufacturing facilities and volatile Chinese markets. Even if the WFOE and the VIE and its subsidiaries are not directly affected, such a disaster or disruption could affect the operations or financial condition of the ecosystem participants such as suppliers and distributors, which could harm our results of operations.

In general, the business of the WFOE and the VIE and its subsidiaries could be affected by public health epidemics. If any of the employees or staff members of the WFOE and the VIE and its subsidiaries who operates manufacturing facilities or conduct R&D activities is suspected of having contracted a contagious disease, the WFOE and the VIE and its subsidiaries may be required to apply quarantines to their facilities or suspend manufacturing operations entirely. Furthermore, any future outbreak may restrict economic activities in affected regions and beyond, resulting in reduced business volume, temporary closure of factories or other disruptions of the business operations of the WFOE and the VIE and its subsidiaries, and adversely affect Qilian International and its affiliated entities’ results of operations.

The COVID-19 pandemic significantly affected business and manufacturing activities within China for the most part of 2020, including travel restrictions, widespread mandatory quarantines, and suspension of business activities within China. These measures caused severe business disruptions to the customers and suppliers of the WFOE and the VIE and its subsidiaries, and led to postponement of payment from these parties. Accordingly, Qilian International and its affiliated entities’ business, results of operations and financial condition were adversely affected.

For the fiscal year ended September 30, 2021, the COVID-19 pandemic has negatively impacted the WFOE and the VIE and its subsidiaries’ business operations. Specifically, the WFOE and the VIE and its subsidiaries’ production costs materially increased due to an increase in raw material prices. In addition, the market demand for some of the products of the WFOE and the VIE and VIE’s subsidiaries decreased, resulting in a decrease in market prices of these products. These two factors combined led to a decrease in our profit margin and a decrease in our net income for the fiscal year ended September 30, 2021.

Even though China has made significant achievements in the control and prevention of the COVID-19 pandemic, we cannot assure you that there will not be an outbreak in China again, and there is significant uncertainty relating to the severity of the near-term or long-term impact of the global COVID-19 pandemic on the demand of the products of the WFOE and the VIE and its subsidiaries. The extent to which this pandemic continues to impact the WFOE and the VIE and its subsidiaries’ business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this pandemic and the actions taken by authorities and other entities to contain it or treat its impact, among others, all of which are beyond our control. Furthermore, during the ongoing global COVID-19 pandemic, the capital markets are experiencing pronounced volatility, which may adversely affect investor’s confidence and, in turn may affect, the market price of our Ordinary Shares.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from the WFOE and the VIE and its subsidiaries’ business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our and the VIE and its subsidiaries’ business and operating results as well as proxy statements.

As a result of disclosure of information in this Form 20-F and in filings required of a public company, our and the VIE and its subsidiaries’ business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our and the VIE and its subsidiaries’ business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in Qilian International and its affiliated entities’ favor, these claims, and the time and resources necessary to resolve them, could divert the resources of Qilian International and its affiliated entities’ management and adversely affect Qilian International and its affiliated entities’ business, brand and reputation and results of operations.

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

We currently intend to retain any future earnings to finance the operation and expansion of the WFOE and the VIE and its subsidiaries’ business. We do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

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

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting under the HFCA Act to two years, instead of three years.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, Qilian International’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our and the VIE and its subsidiaries’ business and the price of our ordinary shares. Should the PCAOB determine that it cannot inspect or fully investigate our auditor for three consecutive years, an exchange may determine to delist Qilian International’s securities.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our current auditor, Friedman LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Friedman LLP did not appear as part of the determination and was not listed under its appendix A or appendix B.

However, the recent developments would add uncertainties to our and the VIE and its subsidiaries’ operations and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, the December 2, 2021 amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Holding Company Structure and Contractual Arrangements

Qilian International Holding Group Limited is not a Chinese operating company but a Cayman Islands holding company with its business operations conducted by Gansu Qilianshan Pharmaceutical Co., Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries established in the PRC. Qilian International Holding Group Limited is a Cayman Islands exempted company with limited liability incorporated on February 7, 2019. Qilian International (Hong Kong) Holdings Limited., which we refer to as “Qilian HK”, our wholly-owned subsidiary, was incorporated in Hong Kong on January 30, 2019. Qilian HK’s wholly owned subsidiary, Chengdu Qilian Trading Co., Ltd., formerly known as Qilian International Trade (Chengdu) Co., LTD, which we refer to as “WFOE”, was organized pursuant to PRC laws on May 15, 2019. Gansu Qilianshan Pharmaceutical Co. Ltd., which we refer to as Gansu QLS, the VIE, was established in August 30, 2006, as a result of restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws. Gansu QLS’ shareholders include certain PRC residents and corporate entities controlled by PRC residents.

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

On April 17, 2020, Rugao was incorporated under the laws of the People’s Republic of China. Rugao is the 100% owned subsidiary of Chengdu QLS. It was intended to be used as procurement and manufacturing assistance entity for Chengdu QLS and as a point of expansion for the VIE and its subsidiaries’ sausage casings business in Jiangsu Province.

On January 12, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “QLI.” We raised approximately US$23,865,085 in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. The VIE and its subsidiaries’ telephone at this address is +86-0937-2689523. We maintain a corporate website at http://www.qlsyy.net/. The information contained in our website is not a part of this annual report.

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

Our Corporate Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Zhijiu Holdings Ltd.
GandiKang Holdings Ltd.
Zhanchang Xin
Ahanzhai Development Co., Ltd.
Public Shareholders
19.95%
18.79%
33.57%
5.14%
22.55%
Qilian International Holdings Group Limited (Cayman)
100%
Qilian International (Hong Kong) Holdings Limited (Hong Kong)
Offshore
Onshore
100%
Qilian International Trade (Chengdu) Co., Ltd (PRC)
VIE Agreements
Gansu Qilianshan Pharmaceutical Co., Ltd. (PRC)
Zhanchang Xin 40%
other founders 46.82%
public shareholder 13.18%
100%
100%
Gansu QLS 79.51%, other founders 2.25%, public shareholders 18.24%
100%
100%
Jiuquan Ahan Biotechnology Co., Ltd (PRC)
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (PRC)
Chengdu Qilianshan Biotechnology Co., Ltd. (PRC)
Xizang Cangmen Trading Co., Ltd (PRC)
Xizang Samen Trading Co. Ltd (PRC)
100%
100%
Rugao Tianlu Livestock Products Co. Ltd (PRC)
Chongqing Shengfu Biological Technology Co., Ltd (PRC)
Equity Interest
Contractual arrangements including the exclusive service agreement, the call option agreement, the equity pledge agreement, the shareholders' voting rights proxy agreement, the shareholders' powers of attorney and the spousal consent letters

The Company is incorporated in the Cayman Islands. As a holding company with no material operations, the Company conducts its operations in China through the variable interest entities, Gansu QLS and its subsidiaries. The Company receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, we are the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of Gansu QLS and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “Chengdu Trading” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “Qilian International”, “the Company” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The Company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating the VIE and its subsidiaries’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE and its subsidiaries. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on the VIE and its subsidiaries’ operations and result in the Ordinary Shares diminish substantially in value or even become worthless. The Company, our Hong Kong entity, the VIE and its subsidiaries, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

In addition, while we will take every precaution available to enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and we may incur substantial costs to enforce the terms of the arrangements. For example, the VIE, its subsidiaries, and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE and its subsidiaries (which we do not), we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under VIE Agreements, we will only rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the operation of the VIE and its subsidiaries. As such, the shareholders of VIE and its subsidiaries may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel us to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Further, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect the value of Qilian International’s ordinary shares, and could cause the value of such securities to significantly decline or become worthless. Qilian International faces numerous challenges in enforcing these contractual agreements due to uncertainties under Chinese law as well as jurisdictional limits. For a description of the risks related to these contractual arrangements and our corporate structure, see “Risk Factors - Risks Related to Our Corporate Structure.” For detailed descriptions of each of the VIE Agreement, please refer to disclosures under “Item 4. Information on the Company-A. History and Development of the Company- Our Holding Company Structure and Contractual Arrangements” in this annual report on Form 20-F.

Contractual Arrangements between WFOE and Gansu QLS

Due to PRC legal restrictions on foreign ownership in the pharmaceutical sector, neither we nor our subsidiaries own any equity interest in Gansu QLS. Instead, we only control (not as effective as direct ownership) and receive the economic benefits of Gansu QLS’s business operation through a series of contractual arrangements. WFOE, Gansu QLS and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on May 20, 2019.

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

B. Business Overview

Overview of our Company

Qilian International Holding Group Limited (“Qilian International”) is not an operating company but a Cayman Islands holding company. Qilian International’s operations are conducted through contractual arrangements with the VIE based in China. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of businesses, and we therefore rely on  the VIE to operate these businesses in China. Qilian International Holding Group Limited does not own equity interest in the VIE or its subsidiaries and rely on contractual arrangements entered into with such entities and their respective nominee shareholders to control their business operations. For a summary of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company — Our Holding Company Structure and Contractual Arrangements — Contractual Arrangements between WFOE and Gansu QLS.” Investors in our Ordinary Shares thus are not acquiring equity interest in our operating entities in China but instead are acquiring interest in a Cayman Islands holding company.

The WFOE and the VIE and its subsidiaries face legal and operational risks associated with having the majority of their operations in China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of Qilian International and its business conducted by the WFOE and the VIE and its subsidiaries face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect Qilian International and its affiliated entities’ business and results of operations. For example, we and our affiliated entities face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIE, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting due to if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in the WFOE and the VIE and its subsidiaries’ operations and the value of Qilian International’s ordinary shares, significantly limit or completely hinder Qilian International’s ability and the ability of any holder of its Ordinary Shares or other securities of Qilian International to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact Qilian International’s ability to conduct its business through the WFOE and the VIE and its subsidiaries, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause its ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage Qilian International and its subsidiaries’ reputation, which would materially and adversely affect Qilian International and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.”

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of Hong Kong authorities nor any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities affiliated to us were established and operate in PRC and Hong Kong are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we or our affiliated entities inadvertently concluded that relevant permissions or approvals were not required or that we or our affiliated entities did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the PRC government finds that the contractual arrangements which establish the structure of the VIE and its subsidiaries’ business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we or our affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in our variable interest entities, being deconsolidated. Substantial all of the VIE and its subsidiaries’ assets, including the necessary licenses to conduct business are held by the VIE and its subsidiaries. Substantial all of our revenue is generated by the VIE and its subsidiaries. The deconsolidation of the VIE would have a material adverse effect on the VIE and its subsidiaries’ operations and substantially diminish the value of our Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our variable interest entities and, consequently, significantly affect our financial performance. The value of the Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors — Risks Related to Our Corporate Structure.”

In addition, trading in Qilian International’s securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist Qilian International’s securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in . Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Cash Transfers and Dividend Distribution

Qilian International conducts its business operations in China through the WFOE and the VIE and the VIE’s subsidiaries. If needed, Qilian International can transfer cash to our PRC Subsidiary through loans and/or capital contributions, and our PRC subsidiary can transfer cash to Qilian International through issuing dividends or other distributions. Our PRC Subsidiary can transfer cash to the VIE through intercompany loans and capital contributions, and the VIE can transfer cash to our PRC Subsidiary as service fees under the VIE contractual arrangements.

Current PRC regulations permit our PRC Subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Qilian International is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws. Any limitation on the ability of Qilian’s affiliated entities to make payments to it could have a material adverse effect on Qilian International’s ability to maintain its business.” In addition, cash transfers from our holding company are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investments in PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to the PRC Subsidiary.”

For the year ended September 30, 2021, cash flow from WFOE to VIE includes proceeds from repayment of loan of $768,108 and net proceeds from product sales and purchase of $1,263,906, and $117,656 for interest payment. For the year ended September 30, 2020, cash flow from VIE to WFOE includes proceeds from a loan of $2,079,881 and $4,281,005 for net proceeds from products sales and purchase, respectively. For the year ended September 30, 2019, cash received by VIE was $73 for initial funding.

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

As advised by our PRC legal counsel, the draft measures and regulations were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the draft measures and regulations, if any, at this stage, and we and our affiliated entities will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China— The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we will be able to obtain such approval.”

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

We have been advised by our PRC legal counsel, Gansu Quanyi Law Firm, that in the event that we conduct a follow-on offering of securities, we are required to file with the CSRC in accordance with the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), released by the CSRC on December 24, 2021. In the absence of such offering plan, we and our affiliated entities believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to Qilian International’s future offerings or the continued listing of Qilian International’s securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we and our affiliated entities do not receive or maintain the approvals, or we or our affiliated entities inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we and our affiliated entities are required to obtain approval in the future, we and our affiliated entities may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our and the VIE and its subsidiaries’ operations and the value of Qilian International’s securities, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Business Overview

The WFOE and the VIE and its subsidiaries operate a pharmaceutical and chemical company based in China that focuses on the development, manufacture, marketing, and sale of oxytetracycline products, licorice products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers. The VIE and its subsidiaries independently developed Gan Di Xin® and Ahan® Antibacterial Paste within their research and development department. The products of the VIE and its subsidiaries are sold in more than 20 provinces in China.

●	Licorice products include Gan Di Xin®, Qilian Shan® Licorice Extract, and Qilian Shan® Licorice Liquid Extract. The VIE and its subsidiaries’ Gan Di Xin® is an innovative antitussive and expectorant medicine made from raw licorice materials. The VIE and its subsidiaries’ Qilian Shan® Licorice Extract is a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets. The VIE and its subsidiaries’ Qilian Shan® Licorice Liquid Extract is the primary ingredient for medical preparation companies to produce compound licorice oral solutions.
●	Oxytetracycline products include Qilian Shan® Oxytetracycline Tablets and Qilian Shan® Oxytetracycline Active Pharmaceutical Ingredients (“API”). The VIE and its subsidiaries’ Qilian Shan® Oxytetracycline Tablets are used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human. The VIE and its subsidiaries’ Qilian Shan® Oxytetracycline APIs are used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline as an active ingredient.
●	TCMD product includes Ahan® antibacterial paste, which is made from a mixture of 11 traditional Chinese herbal ingredients. It is used to treat refractory chronic skin diseases.
●	Heparin product includes Heparin Sodium Preparation. It is a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis.
●	Sausage casings include Zhu Xiaochang® Sausage Casings, which are all-natural food products used for culinary purposes.
●	Fertilizer products include Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer. The VIE and its subsidiaries’ Xiongguan® Organic Fertilizer is designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction. The VIE and its subsidiaries’ Xiongguan® Organic-Inorganic Compound Fertilizer is made from both organic materials and traditional chemical fertilizer, and is designed to increased plant growth.

Products

The WFOE and the VIE and its subsidiaries currently manufacture ten products. The VIE and its subsidiaries independently developed Gan Di Xin® and Ahan® Antibacterial Paste within the VIE and its subsidiaries’ research and development department. The products of the VIE and its subsidiaries are sold in more than 20 provinces in China. The following list outlines the current products of the VIE and its subsidiaries under six categories— oxytetracycline products, licorice products, TCMD product, heparin product, sausage casings, and fertilizers.

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

The following is a detailed description of the current products of the WFOE and the VIE and its subsidiaries and products in development.

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

Gansu QLS is the only producer in China manufacturing both oxytetracycline tablets and oxytetracycline APIs. Both Qilian Shan® Oxytetracycline tablets and Qilian Shan® Oxytetracycline APIs are certified by the State Food and Drug Administration (“CFDA”), which has been superseded as NMPA. Gansu QLS has obtained the Pharmaceutical Production License and the re-registration approval for the production of the WFOE and the VIE and its subsidiaries’ oxytetracycline products. All registrations and qualifications for production are within their validity period.

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

Manufacturing Process

The following is a brief description of the manufacturing process of the current products of the WFOE and the VIE and its subsidiaries.

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

Gansu QLS has obtained its Pharmaceutical Manufacturing Permit with the product manufacturing scopes covering the WFOE and the VIE and its subsidiaries’ licorice products and oxytetracycline products. Moshangfa has obtained the National Manufacturing License for Industrial Products that covers the manufacturing of its fertilizer products. Moshangfa also obtained a Fertilizer Registration Certificate of The People’s Republic of China, which was approved by the PRC Ministry of Agriculture on May 19, 2020. Ahan has obtained the Sanitary License for Manufactures of Disinfectant Products that allows it to manufacture its antibacterial paste. The Chinese authorities currently do not require Chengdu QLS to obtain specific qualification or licenses for its sausage casings manufacturing.

The VIE and its subsidiaries have well-qualified and trained professional employees for manufacturing and quality control procedures. The quality control starts with procurement and continues in manufacturing, packaging, storage capabilities, and cost competitiveness to ensure that all of the products of the VIE and VIE’s subsidiaries meet the requirements.

Distribution and Marketing of Products

The products of the WFOE and the VIE and VIE’s subsidiaries are sold in more than 20 provinces nationwide to their qualified distributors, dealers and corporate customers. Currently, there are 54 corporate customers buying Chengdu QLS’s heparin product throughout China, 39 corporate customers buying Chengdu QLS’s sausage casings throughout China, 19 distributors and 11 dealers buying Moshangfa’s fertilizer products throughout China, 29 distributors and two dealers buying Gansu QLS’s oxytetracycline API throughout China, and 89 distributors and one dealer buying Gansu QLS’s oxytetracycline tablets and licorice products throughout China. A qualified distributor is a merchant with a pharmaceutical business qualification certificate, awarded and authorized by the NMPA. The WFOE and the VIE and its subsidiaries intend to engage more qualified distributors and dealers in order to strengthen their distribution network.

We understand the importance of branding and packaging. Packed in unique packaging, the products of the WFOE and the VIE and its subsidiaries bear distinctive trademarks that help them stand out in the market. The VIE and its subsidiaries design packaging for their products and engage third-party manufacturers to produce the packaging.

The WFOE and the VIE and its subsidiaries conduct marketing activities to publicize and enhance their image and brand name. The marketing efforts of  the WFOE and the VIE and its subsidiaries are concentrated on attending national meetings, seminars, symposiums, exhibitions for veterinary healthcare and medical industries and other related industries where they can showcase their brand and products.

Customers

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom they generated substantial revenue each year, and the composition of their largest customers has changed from year to year. For the year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the Company’s sales, respectively. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11%, and 10% of the Company’s sales, respectively. For the year ended September 30, 2019, one of the WFOE and the VIE and its subsidiaries’ customers represented approximately 15.3% of the Company’s sales. While we believe that one or more of the major customers of the WFOE and the VIE and VIE’s subsidiaries could account for a significant portion of their sales for the foreseeable future, we anticipate that the customer base of the WFOE and the VIE and its subsidiaries will continue to expand and that they will become less dependent on major customers.

Suppliers; Sources and Availability of Raw Materials

The WFOE and the VIE and its subsidiaries research, design and manufacture their products at their manufacturing facilities located at Jiuquan City of Gansu Province and Qionglai City of Sichuan Province in China. The principal raw materials used include various chemical and biological materials including, but not limited to, starch, pig intestine, oxalic acid, liquid alkali, liquid ammonia, sodium ferrocyanide, and defoamer agent. None of the current products of the WFOE and the VIE and VIE’s subsidiaries requires any raw materials that are scarce, and the raw materials used in general are readily available from a wide range of local sources. Accordingly, the WFOE and the VIE and its subsidiaries do not have any continuing or long-term supply agreements with any of these suppliers. The WFOE and the VIE and its subsidiaries purchase raw materials from their suppliers on a per purchase order basis. The prices for these raw materials are nevertheless subject to market forces largely beyond the control of the WFOE and the VIE and its subsidiaries, including energy costs, organic chemical feedstock, market demand, and freight costs. The prices for these raw materials have varied significantly in the past and may vary significantly in the future.

For the year ended September 30, 2021, one supplier accounted for 13%, of the total purchases of the Company, respectively. For the fiscal year ended September 30, 2020, two suppliers accounted for 11% and 10% of the total purchases of the Company, respectively. For the year ended September 30, 2019, two suppliers accounted for 12.9% and 9.5% of the total purchases of the Company, respectively.

Competition

The WFOE and the VIE and its subsidiaries have competitors in China that manufacture products similar to theirs. These companies sell products similar to ours and some of them may have more assets, resources and a larger market share. We believe the WFOE and the VIE and its subsidiaries are able to compete with these competitors because of their geographical location in West China, their unique combination of products, and their products’ lower prices.

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

Honors, Awards, and Qualifications

Honors

Honors	Individual or Entity Honored	Agency	Date
Vice Presiding Entity of Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	Gansu QLS	Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	August 2010
Vice Presiding Entity for Gansu Province Medical Industry Association	Gansu QLS	Gansu Province Medical Industry Association	May 2013
The 3rd Governing Entity of China Narcotics Association	Gansu GLS	China Association of Narcotic Drugs	October 2014
Vice Presiding Entity for Jiuquan City Environmental Protection Industrial Association	Gansu QLS	Jiuquan City Environmental Protection Industrial Association	March 2015
Gansu Provincial Excellent Engineering Consulting Award (awarded to our CEO)	Zhanchang Xin, our CEO	Gansu Provincial Development and Reform Commission	August 2010
Gansu Province’s Famous Brand	Gansu QLS	Gansu Famous Brand Strategy Promotion Committee	December 2011
Suzhou District Science and Technology Progress Award	Gansu QLS	Government of Suzhou District, Jiuquan City	August 2012
2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to the Gan Di Xin® product)	Gansu QLS

China Chemical Pharmaceutical Industry Association, China Pharmaceutical Business Association, China Non-Prescription Drug Association, China Pharmaceutical Enterprise Development and Promotion Association

November 2013
Famous Trademark of Gansu Province (awarded to the VIE’s trademark Qilian Shan®)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	November 2014
Gansu Province Circular Economy Exemplar Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	July 2015
Nationally Recognized Enterprise Technology Center Status, Provincial Level	Gansu QLS

Gansu Provincial Industry and Information Commission, Gansu Provincial Development and Reform Commission, Gansu Provincial Science and Technology Department, Gansu Provincial Finance Department, Gansu Provincial State Taxation Bureau, Gansu Provincial Local Taxation Bureau

December 2015
Famous Trademark of Gansu Province (awarded to the Gan Di Xin® product)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	December 2015
Excellent Entrepreneur Award (awarded to our CEO)	Zhanchang Xin	China Petroleum and Chemical Industry Committee	July 2016
Gansu Province “Specialized New Technology” Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	November 2017
Strategic Emerging Growth Exemplar Enterprise	Gansu QLS	Gansu Provincial Development and Reform Commission	December 2018
Little Giant Enterprise of Chengdu City	Chengdu QLS	Sichuan Provincial Economic and Information Commission, Sichuan Provincial SME Bureau, Chengdu City Economic and Information Commission	December 2018
Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award	Gansu QLS	China Petroleum and Chemical Industry Federation and China SME Development Committee	November 2019
Chengdu City’s Unicorn Enterprise Award	Chengdu QLS	Chengdu City Municipal New Economy Commission	June 2019
Sichuan Province “Specialized and Innovative” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Sichuan Province “High-growth” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Suzhou District “Tax Contribution Award” for 2019	Gansu QLS	Suzhou District Committee and District Government	March 2020
2020 Gansu Provincial Technology Innovation Model Enterprise	Gansu QLS	Gansu Province Industry and Information Technology Commission, Gansu Province Department of Finance	August 2020
Jiuquan Leading Talent for Years 2020 to 2022 (awarded to our CEO)	Zhanchang Xin	Government of Jiuquan City and Jiuquan Municipal Committee of the Communist Party of China	November 2020
Excellent Entrepreneur Award (awarded to our CEO)	Zhanchang Xin	Government of Economic and Technological Development Zone of Jiuquan City	February 2021

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

Suzhou District Science and Technology Progress Award

In August 2012, the Company’s project “Research and development of oxalic acid extracted from oxytetracycline raw material production waste liquid” was awarded the first prize of “Science and Technology Progress” by the People’s Government of Suzhou County, Jiuquan City. The award is given by the local people’s government after comprehensive evaluation of the VIE project’s key quantitative and qualitative indicators such as technological innovation, project scale, overall technical difficulties involved, economic benefits conferred, and the promotion of scientific and technological progress in related industrial fields.

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

Qualifications

Qualifications	Individual or Entity Qualified	Agency	Issue Date	Expiration Date
GMP Certificate for the Oxytetracycline Products	Gansu QLS	Gansu Provincial Food and Drug Administration	March 2015	March 1, 2020*
GMP Certificate for the Licorice Products	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2015	August 19, 2020*
National Permit for Industrial Products Manufacturers	Moshangfa	Gansu Provincial Bureau of Quality and Technical Supervision	January 2018	August 5, 2026 (1)
Production Permit for Disinfection Product Manufacturers	Ahan	Gansu Provincial Health and Family Planning Commission	June 2017	June 14, 2025 (2)
China’s High-tech Enterprise Certificate	Gansu QLS	Gansu Provincial Department of Science and Technology, Gansu Provincial Department of Finance, Gansu Provincial Department of Taxation, Gansu Provincial Local Taxation Bureau	November 2017	November 2023 (3)
Pollutant Discharge Permit	Gansu QLS	Jiuquan City Environmental Protection Bureau	December 2017	December 28, 2025 (4)
Gansu Province Fertilizer Official Registration Certificate	Moshangfa	Gansu Provincial Agriculture and Animal Husbandry	December 2017	December 31, 2022
Pharmaceutical Production License	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2018	December 29, 2025 (5)
Fertilizer Registration Certificate for Xiongguan® Organic Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025
Fertilizer Registration Certificate for Xiongguan® Organic-Inorganic Compound Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025

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

Intellectual Property

Protection of intellectual property is a strategic priority for the WFOE and the VIE and its subsidiaries’ business. The WFOE and the VIE and its subsidiaries rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect the WFOE and the VIE and its subsidiaries’ proprietary rights. The WFOE and the VIE and its subsidiaries do not rely on third-party licenses of intellectual property for use in their business.

Gansu QLS currently holds 14 Chinese patents. Gansu QLS’s current Chinese issued patents expire at various times from 2026 through 2029. Chengdu QLS currently holds eight Chinese patents, all of which expire in 2029. Gansu QLS currently has two Chinese patent applications pending. Ahan currently has one Chinese patent application pending. Moshangfa currently has three Chinese patent applications pending. Our WFOE and VIE and its subsidiaries have exclusive rights to utilize the processes issued patent rights within the valid term. As for other products of the WFOE and the VIE and its subsidiaries and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, our WFOE and VIE and its subsidiaries are able to utilize such technology information without need to obtain any patent license. And the WFOE and the VIE and its subsidiaries do not violate existing patent rights of any other party.

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

*Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing the WFOE and the VIE and its subsidiaries’ patents will not dispute the expiration dates of their patents or that they will be successful in defending against such disputes.

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

*Trademark expiration dates are routinely subject to dispute in trademark infringement actions. No assurance can be given that third parties infringing the WFOE and the VIE and its subsidiaries’ trademark will not dispute the expiration dates of their trademarks or that they will be successful in defending against such disputes.

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

Research and Development

The WFOE and the VIE and its subsidiaries established a research and development department in 2015, with its Nationally Recognized Enterprise Technology Center status assessed and approved by the Gansu Provincial Industry and Information Commission, the Gansu Provincial Development and Reform Commission, the Gansu Provincial Science and Technology Department, Gansu Provincial Finance Department, the Gansu Provincial State Taxation Bureau, and the Gansu Provincial Local Taxation Bureau in December 2015. The Nationally Recognized Enterprise Technology Center status is a competitive honor awarded by Chinese government agencies, and such recognition reflects the Company’s comprehensive strength in technological innovation and robust R&D activities. After years of continued development, the R&D department of the WFOE and the VIE and its subsidiaries has become the core of their technological innovation efforts, dramatically improving their R&D capabilities, enhancing their industry competitiveness, and, we believe, improving the Company’s overall business outlook.

R&D Achievements

The research and development activities of the WFOE and the VIE and its subsidiaries are project based and the number of projects they work on varies annually. As of September 30, 2021, the WFOE and the VIE and its subsidiaries had 14 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The director of the R&D department, Mr. Zhanchang Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Zhanchang Xin’s leadership, the R&D department of the WFOE and the VIE and VIE’s subsidiaries contributed to the following recent accomplishments:

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

Gansu QLS has invested approximately RMB 1,000,000 for its mutational breeding experiment of oxytetracycline-producing bacteria. Gansu QLS has selected and bred superior strains and has successfully increased the average fermentation unit of oxytetracycline from 32000 U/ml to 35000 U/ml and beyond, thereby greatly improving the oxytetracycline product yield while reducing the WFOE and the VIE and its subsidiaries’ production cost.

R&D Development Plan

The WFOE and the VIE and its subsidiaries intend to continue focusing on R&D to improve the quality of their products. The WFOE and the VIE and its subsidiaries also intend to develop new products and exploit unmet market demands in the near future.

With the aid of advanced production technology and manufacturing facilities, of Gansu QLS’s production capacity of oxytetracycline has reached its industrial upper limit. After thorough research and investigation, the R&D department of the WFOE and the VIE and VIE’s subsidiaries has concluded that only through improving the quality of oxytetracycline strains can they lead to industrial break-through of oxytetracycline production capacity. Additionally, Gansu QLS has been recently focusing on developing nitrofurantoin enteric-coated tablets and vitacoenzyme as new products to be offered in the future.

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

Facilities

The VIE and its subsidiaries own our principal executive office, which is located at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. The VIE and its subsidiaries use the principal executive office not only for corporate and administrative purposes, but also for manufacturing the oxytetracycline products and licorice TCMD products.

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

In addition, the WFOE and the VIE and its subsidiaries currently lease five properties as employee dormitories with a total area of approximately 512 square meters, all of which are in Sichuan Province. As of September 30, 2021, we and our affiliated entities had leased employee dormitories with a total area of approximately 382 square meters, all of which are in Sichuan Province. As of the date of this annual report and September 30, 2021, Chengdu QLS leases a production facility from a third-party lessor with an aggregate area of approximately 6,000 square meters for an annual rent of RMB200,000 (US$30,969), which Chengdu QLS sublet to Rugao for an annual rent of RMB200,000 (US$30,969). We believe that our, the VIE and its subsidiaries’ current facilities are adequate and suitable for their operations, but we or our affiliated entities may seek additional space as needed to accommodate future growth.

Legal Proceedings

We and our affiliated entities are currently not a party to any material legal or administrative proceedings. We and our affiliated entities may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect the WFOE and the VIE and its subsidiaries’ business activities in China.

PRC Laws and Regulations on Pharmaceutical Manufacture

General Regulations Relating to Pharmaceutical Industry

The pharmaceutical industry in China is highly regulated. The WFOE and the VIE and its subsidiaries operate business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Market Regulation (“SAMR”), the NMPA, the MIIT, and their respective local offices.

As a developer and producer of medicinal products, we and our affiliated entities are mainly subject to regulation and oversight by the NMPA and its provincial and local branches. These regulations set forth detailed rules with respect to pharmaceutical companies in China. The Drug Administration Law of the PRC, or the Drug Administration Law, which was first promulgated in 1984 and last amended on August 26, 2019, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and covers the manufacturing, distribution, packaging, pricing and advertising of pharmaceutical products. We and our affiliated entities are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

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

Our PRC entity Gansu QLS has obtained a Pharmaceutical Manufacturing Permit, which expires on December 29, 2025 and allows it and its subsidiaries to sell all types of pharmaceutical products they are currently selling.

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

Our pharmaceutical products have been issued approval numbers and completed registration procedures, which certifies that the WFOE and the VIE and its subsidiaries’ pharmaceutical products comply with the national drug standards.

Continuing NMPA Regulation

Pharmaceutical manufacturers in China are subject to continuing regulation by the NMPA. If the labeling or manufacturing process of an approved medicine is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the NMPA. Pursuant to the Drug Administration Law, the WFOE and the VIE and its subsidiaries should also be subject to periodic inspection and safety monitoring by the NMPA to determine compliance with regulatory requirements.

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

PRC Laws and Regulations on Pharmaceutical Product Packages

Insert Sheet and Labels of Products

According to the Provisions for the Administration of the Insert Sheets and Labels of Drugs, which became effective on June 1, 2006, the insert sheets and labels of drugs should be reviewed and approved by the NMPA. A drug insert sheet should include the scientific data, conclusions and information concerning drug safety and efficacy in order to direct the safe and rational use of drugs. The inner label of a drug should bear information such as the drug’s name, indication and function, strength, dose and usage, production date, batch number, expiration date and drug manufacturer; and the outer label of a drug should indicate information such as the drug’s name, ingredients, description, indication or function, strength, dose and usage and adverse event. As the WFOE and the VIE and its subsidiaries’ pharmaceutical products have been issued approval numbers and completed registration procedures, the insert sheets and labels of the pharmaceutical products have been reviewed and approved.

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

PRC Laws and Regulations on Advertising of Drug Products

Pursuant to the Measures for the Examination of Drug Advertisements, which came into effect in 2007 and was amended on December 21, 2018, an enterprise seeking to advertise its drugs must apply for an advertisement approval code. The valid term of an advertisement approval code for pharmaceuticals is one year. The content of an approved advertisement may not be altered without prior approval. Where any alteration to the advertisement is needed, a new advertisement approval code shall be obtained. As of the date of this annual report, we and our affiliated entities have not advertised for the WFOE and the VIE and its subsidiaries’ pharmaceutical products, thus not needing to apply for any approval.

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

An enterprise should submit a renewal application of its registration certificate six months before such registration expires. As provided by the Administrative Measures of Fertilizer Registration in China, our Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer should also register their renewal with the Gansu Province Administration of Agriculture. According to the instructions on fertilizer registrations published by the Gansu Government Services (http://www.gszwfw.gov.cn/art/2019/12/20/art_412266_8414.html), the VIE and its subsidiaries are requested by Gansu Province Administration of Agriculture to provide a product quality inspection report issued by a qualified provincial or national inspection institution with China Metrology Accreditation, along with other procedural documents such as application forms. The Gansu Province Administration of Agriculture is responsible for adjudicating the adequacy of our application materials and making final decisions on approval. Moshangfa submitted all required documentation for renewal and was granted new registration certificates in January 2018. Moshangfa’s new registration certificates will expire in May 2025.

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

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017, and the Negative List, which came into effect on July 23, 2020. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The pharmaceutical industry, except for the production of confidential prescription products of proprietary Chinese medicines and the application of steaming, frying, simmering and calcining and other processing techniques for traditional Chinese medicine pieces production, which are prohibited to be invested in by foreign capital, falls within the permitted category in accordance with the Catalogue and the Negative List. As of the date of this annual report, our current production and operation do not fall within any items on the Negative List. However, we may in the future acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, and as result it is likely that the WFOE and the VIE and its subsidiaries’ production and operation would be subject to the Negative List. As a result, we would not be able to hold any equity of Gansu QLS and its subsidiaries.

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

PRC Laws and Regulations on Intellectual Property Rights

Regulations on Trademarks

The Trademark Law of the PRC was adopted at the 24th meeting of the SCNPC on August 23, 1982. Four amendments were made on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019. The last amendment was implemented on November 1, 2019. The Regulations on the Implementation of the Trademark Law of the PRC were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the Trademark Law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. We and our affiliated entities are currently holding 9 registered trademarks in China and enjoy the corresponding rights.

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

Our variable interest entity, Gansu QLS currently holds 14 patents in China and enjoys the corresponding rights. In addition, Gansu QLS, Ahan and Moshangfa have separately filed two, one and three patent applications with the Patent Administration Department of the PRC. We and our affiliated entities have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for other products of the WFOE and the VIE and its subsidiaries and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we and our affiliated entities are able to utilize such technology information without need to obtain any patent license. To our knowledge, we and our affiliated entities do not violate the existing patent rights of any third party as of the date of this report.

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

We and our affiliated entities have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we and our affiliated entities will be granted such a Hong Kong tax resident certificate. We and our affiliated entities have not filed required forms or materials with the relevant PRC tax authorities to prove that we and our affiliated entities should enjoy the 5% PRC withholding tax rate.

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

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant affiliated entities as of the date of this annual report:

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our and the VIE and its subsidiaries’ business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our and the VIE and its subsidiaries’ business and financial performance are subject to substantial risks and uncertainties.

A.  Operating Results

Overview

We are engaged in the research, development, and production of licorice products, oxytetracycline products, TCMD product, heparin product, sausage casings, and fertilizers.

We were originally incorporated in the Cayman Islands on February 7, 2019. Our business is mainly conducted by Gansu QLS, the VIE in the PRC, and its subsidiaries, using RMB, the currency of China.

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

Outlook

We and the VIE and its subsidiaries plan to continue developing their business by expanding their marketing network and investing in pharmaceutical and chemical facilities, which depend heavily on sufficient capital. If we are not able to obtain equity or debt financing, we and our affiliates may not be able to execute the development and expansion plans, which could have material adverse effect on our, the VIE and its subsidiaries’ future business performance and operating results.

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

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP) (as defined below). The key measures that we use to evaluate the performance of the our and VIE and its subsidiaries’ business are set forth below:

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that our and the VIE and its subsidiaries offer to our customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight, custom clearance fees, and other miscellaneous expenses. Cost of goods sold generally changes as our and the VIE and its subsidiaries incur higher or lower costs from suppliers and as the customer and product mix changes.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, selling and marketing expenses, professional fees, and other operating expenses.

Non-GAAP Financial Measures-EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our and the VIE and its subsidiaries’ business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that our management considers relevant for the readers of our consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

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

However, the COVID-19 pandemic has negatively impacted the WFOE and the VIE and its subsidiaries’ business, especially during the fiscal year ended September 30, 2020. The WFOE and the VIE and its subsidiaries’ manufacturing activities depend on a wide array of raw materials such as soybeans, corn starch, glycyrrhiza glabra plant, pig intestines, and many others. The WFOE and the VIE and its subsidiaries experienced substantive diminutions in raw material supplies due to the COVID-19 pandemic and ensuing lockdowns. For the year ended September 30, 2020, the price of raw materials increased by approximately 4%-8% as compared to the same period of 2019. Our overall gross margin decreased from 21% for the year ended September 30, 2019 to 15% for the year ended September 30, 2020. For the year ended September 30, 2021, as COVID-19 was under control in China, cost of raw material was relatively stable, compared to the drastic increase in 2020. The ongoing COVID-19 pandemic has caused significant uncertainty in global market and demand as well as the logistics and transportation. Although the WFOE and the VIE and its subsidiaries do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in the domestic markets, resulting in a decrease in selling prices of some of the WFOE and the VIE and its subsidiaries’ products and lower gross margin.

As of the date of this annual report, the COVID-19 coronavirus surged in China due to Omicron and Delta variants. Under China’s zero COVID policy, business activities have been affected to a certain degree. The extent of future impact of COVID-19 pandemic on the VIE and its subsidiaries’ operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China, is still uncertain, as the COVID-19 pandemic continues to adversely affect the global economy and the potential for resurgences remain.

Results of Operations for the years ended September 30, 2021 and 2020

The following table sets forth the summary consolidated balance sheets data as of December 31, 2020 and 2021 of (i) the parent company and subsidiaries, which include Qilian International Holding Group Limited (“Qilian International”) and Qilian International (Hong Kong) Holdings Ltd (“Qilian HK”); (ii) WFOE Chengdu Qilian Trading Co., Ltd (“Qilian Chengdu”) and (iii) the VIE Entity , Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”) and its subsidiaries. Our (including the VIE and its subsidiaries’) consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our the VIE and its subsidiaries’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the VIE and its subsidiaries’) consolidated financial statements and the related notes included elsewhere in this Annual Report.

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

Oxytetracycline & Licorice Products and TCMD

The sales of oxytetracycline products, licorice products and TCMD accounted for 98%, 2% and 0%, respectively, of this segment’s total sales for the year ended September 30, 2021, and 97%, 2% and 1%, respectively, of such segment’s total sales for the year ended September 30, 2020. For the year ended September 30, 2021, the WFOE and the VIE and its subsidiaries’ sales denominated in USD for oxytetracycline products, licorice products and TCMD increased by approximately $0.8 million, or 3%, from approximately $32.6 million for the year ended September 30, 2020 to approximately $33.5 million for the year ended September 30, 2021. However, the increase was due to the appreciation of RMB against USD in 2021, which accounted for $2.5 million. Sales denominated in RMB decreased by RMB10.6 million, equivalent to $1.6 million. The decrease in sales in this segment is due to a decrease in the average selling price of oxytetracycline products by 9% compared to that of 2020 in order to stimulate the sales of oxytetracycline products. Sales quantity increased by 6% compared to that of 2020, due to the lower selling price. The ongoing COVID-19 pandemic has caused significant uncertainty in global market and demand as well as logistics and transportation. Although the WFOE and the VIE and its subsidiaries do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in domestic markets.

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing increased by $6.4 million, or 38%, from $16.7 million for the year ended September 30, 2020, to $23.2 million for the year ended September 30, 2021. $1.2 million of such increase was due to the appreciation of RMB against USD in 2021. In additional, the increase of the WFOE and the VIE and its subsidiaries’ sales of heparin products was mainly driven by increased demand from pharmaceutical customers. Due to the COVID-19 pandemic, global demand for prescription medicines, vaccines and medical devices increased. The demand for heparin, a widely used medication, also increased significantly during the pandemic. In 2021, the WFOE and the VIE and its subsidiaries increased investment in this segment and added new sales force. The sales quantity of heparin products increased by 41%, and their selling price increased by 10%. However, the WFOE and the VIE and its subsidiaries’ sales of sausage casings decreased by $0.4 million. As the gross margin of sausage casings in the past two fiscal years is negative due to the combined effect of COVID-19 pandemic and African Swine fever in China, the WFOE and the VIE and its subsidiaries reduced their efforts in selling sausage casings.

Fertilizer

Sales from fertilizer decreased by $0.2 million, or 31%, from $0.7 million for the year ended September 30, 2020 to $0.5 million for the year ended September 30, 2021. In the fiscal year ended September 30, 2021, the WFOE and the VIE and its subsidiaries expanded their manufacturing capacity and the production of fertilizer was interrupted for almost ten months. The WFOE and the VIE and its subsidiaries resumed normal production of fertilizer in October 2021.

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

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for our oxytetracycline and licorice products and TCMD was $28.4 million for the year ended September 30, 2021, an increase of $3.4 million, or 13%, from $25.0 million for the year ended September 30, 2020, which was primarily attributable to the appreciation of RMB against USD in 2021, which accounted for $1.9 million, or 8% of such increase. In addition, the cost of revenue for our oxytetracycline and licorice products increased due to the continuously increasing raw material costs in response the short supply and inflation. The average cost of oxytetracycline products, which represent the majority of the WFOE and the VIE and its subsidiaries’ products in this segment, increased by 4%. Gross margin of our oxytetracycline and licorice products decreased from 23.3% to 15.2%, primarily due to the decrease in their average selling price for about 6% in fiscal year 2021 as compared to fiscal year 2020 as describe above and increased raw material price in fiscal year 2021.

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

Fertilizer

Cost of revenue for our fertilizer products was approximately $464,000 for the year ended September 30, 2021, an increase of approximately $159,000, or 52%, from approximately $305,000 for the year ended September 30, 2020. In the fiscal year ended September 30, 2021, the WFOE and the VIE and its subsidiaries expanded their manufacturing capacity and the production was interrupted for almost ten months. The WFOE and the VIE and its subsidiaries manufactured limited quantity of fertilizer products with high fixed manufacturing overhead, leading to significant increase of cost per unit compared to that in fiscal year 2020. We expect our gross margin will go back to normal in fiscal year 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $3.3million for the year ended September 30, 2021, an increase of approximately $0.5 million, or 19%, from $2.7 million for the year ended September 30, 2020. The increase was mainly attributable to an increase of approximately $0.4 million in salary and repair and maintenance expense as we and the VIE and its subsidiaries expanded their operations and sales, as well as an increase of $0.2 million in insurance expense in connection with us being a publicly traded company in the United States. We had immaterial R&D expenses included in the selling, general and administrative expenses for the year ended September 30, 2021 and 2020. We expect R&D expenses to increase in the upcoming years as the WFOE and the VIE and its subsidiaries are currently developing new products in the oxytetracycline & licorice products line.

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

Oxytetracycline & Licorice products and TCMD

For the year ended September 30, 2020, the WFOE and the VIE and its subsidiaries’ sales for oxytetracycline products, licorice products and TCMD increased by approximately $2.5 million, or 8%, from approximately $30.1 million for the year ended September 30, 2019 to approximately $32.6 million for the year ended September 30, 2020. The sales of oxytetracycline products, licorice products and TCMD accounted for 97%, 2% and 1%, respectively, of this segment’s total sales for the year ended September 30, 2020, and 96%, 4% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2019. The increase in sales in this segment is due to the following reasons:

1) The WFOE and VIE and its subsidiaries conducted their scheduled facility maintenance from July 2019 to September 2019, which resulted in reduced oxytetracycline production by approximately 386 tons (a 16% decrease compared to that of fiscal year 2020). Although the outbreak of COVID-19 in early 2020 negatively impacted the WFOE and the VIE and its subsidiaries’ manufacturing activities, they resumed their production on February 27, 2020. Due to the production suspension in 2019, the quantity sold in 2019 was 16% less than the sales quantity in 2020, which contributed to a $3.9 million increase in sales in 2020.

2) Sales price per unit of our oxytetracycline products, licorice products and TCMD decreased by 5%, which is considered normal in the course of business. The sales decreased by $0.6 million due to the price change.

3) During the COVID-19 outbreak in China, the WFOE and the VIE and its subsidiaries switched part of their production lines to manufacture disinfection products in light of a shortage of such products, which contributed $148,000 in sales for the year ended September 30, 2020.

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

Heparin Products and Sausage Casings

Sales from heparin products increased by $1.3 million, or 9%, from $15.4 million for the year ended September 30, 2019, to $16.7 million for the year ended September 30, 2020. The increase of the WFOE and the VIE and its subsidiaries’ sales of heparin products was mainly driven by the demand from the WFOE and the VIE and its subsidiaries’ two long-term pharmaceutical customers. Due to the COVID-19 pandemic, global demand for prescription medicines, vaccines and medical devices increased. The demand for heparin, a widely used medication, also increased significantly during the pandemic. Sales of heparin products to the WFOE and the VIE and its subsidiaries’ largest pharmaceutical customer in this segment increased by 179% in fiscal year 2020 as compared to fiscal year 2019, which contributed to $5.5 million of sales in this segment. Sales of heparin products to other pharmaceutical customers increased by $0.6 million. However, the WFOE and the VIE and its subsidiaries’ sales of sausage casing decreased by $2.3 million in fiscal year 2020 as compared to fiscal year 2019 due to the combined effect of the COVID-19 pandemic and African Swine fever in China.

Fertilizer

Sales from fertilizer increased by $0.2 million, or 28%, from $0.5 million for the year ended September 30, 2019 to $0.7 million for the year ended September 30, 2020. The increase in the WFOE and the VIE and its subsidiaries’ sales of fertilizer products was due to sales to the WFOE and the VIE and its subsidiaries’ newly developed customers and regulatory policy recommending decreasing use of non-organic fertilizer and pesticide. The WFOE and the VIE and its subsidiaries’ fertilizer are mainly organic and more environmental friendly.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of the WFOE and the VIE and its subsidiaries’ segments:

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

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for the WFOE and the VIE and its subsidiaries’ oxytetracycline and licorice products and TCMD was $25.0 million for the year ended September 30, 2020, an increase of $2.7 million, or 12%, from $22.3 million for the year ended September 30, 2019, which was primarily attributable to a $2.5 million, or 8%, increase in sales of products in this segment. Gross margin of the WFOE and the VIE and its subsidiaries’ oxytetracycline and licorice products and TCMD decreased from 26.0% in fiscal year 2019 to 23.3% in fiscal year 2020 primarily due to the increased raw material price in 2020. Due to the COVID-19 pandemic, restrictions of raw material supply let to a cost increase from 4% to 8% for the main materials the WFOE and the VIE and its subsidiaries use in producing the products of this segment in fiscal year 2020 as compared to fiscal year 2019. Sales price has increased to absorb the cost increase, but in a smaller percentage.

Heparin products and Sausage casings

Cost of revenue for the WFOE and the VIE and its subsidiaries’ heparin products and sausage casings was $17.2 million for the year ended September 30, 2020, an increase of $3.3 million, or 24%, from $13.9 million for the year ended September 30, 2019. This was primarily attributable to a significant increase in unit cost of the WFOE and the VIE and its subsidiaries’ heparin products and sausage casings. Due to the combined effect of the COVID-19 pandemic and African Swine fever in China, the general decrease in pig population and raw material supplies had caused a substantive increase in the unit cost of the WFOE and the VIE and its subsidiaries’ heparin products and sausage casings in fiscal year 2020. Costs of pig small intestine, which is the main raw material for the products in this segment, increased by 50% in fiscal year 2020. The market price for heparin products increased by 6% in the year end September 30, 2020 to reflect the cost increase. However, due to a significant decrease in demand for sausage casings, the selling price of sausage casings decreased by 11% for the year ended September 30, 2020, compared to the selling price for the fiscal year ended September 30,

2019. The gross margin of sausage casing was (30)% for the year ended September 30, 2020, which lead to (2.7)% gross margin for this segment.

Fertilizer

Cost of revenue for the WFOE and the VIE and its subsidiaries’ fertilizer products was approximately $305,000 for the year ended September 30, 2020, an increase of approximately $118,000, or 63%, from approximately $187,000 for the year ended September 30, 2019. The increase in cost of revenue was mainly due to the WFOE and the VIE and its subsidiaries’ increased sales in fertilizer products. Gross margin decreased by 9.5% from 66% for the year ended September 30, 2019 to 56.6% for the year ended September 30, 2020. The decrease in gross margin was mainly due to a 34% increase in cost per unit, resulting from significantly decreased supply of raw materials during the COVID-19 pandemic, while a relatively consistent selling price per unit.

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

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was $0.1 million for the fiscal year ended September 30, 2020, a decrease of $0.7 million, or 121%, from approximately $0.6 million of net income attributable to non-controlling interest for the year ended September 30, 2019. The decrease was a result of the decrease of net income of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and Rugao experienced a net loss of approximately $704,000 for the year ended September 30, 2020 and it experienced a net income of approximately $1.0 million for the year ended September 30, 2019. Chengdu QLS manufactures heparin products and sausage casings. As discussed in the net revenue and gross profit sections, due to the increased cost of heparin products and sausage casings, the gross margin decreased from 9.7% to (2.7)%. Therefore, Chengdu QLS turned from net profit in 2019 into net loss in 2020.

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

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2021. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

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

Capital Expenditures

Our capital expenditures were $3.5 million, $0.5 million and 0.6 million in fiscal years ended September 30, 2021, 2020 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the year ended September 30, 2022 is estimated to be $5.0 million for the new facility to be built in Chongqing city for producing our heparin products, and the construction of the new facility is estimated to start in March 2022 and be completed by December 2022.

Holding Company Structure

Qilian International Holding Group Limited (“Qilian International”) is a holding company with no material operations of its own. Qilian International conducts its operations primarily through its subsidiaries, the VIE and the VIE’s subsidiaries in China. As a result, Qilian International’s ability to pay dividends depends upon dividends paid by our PRC Subsidiary. In addition, our PRC Subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our PRC subsidiary. Appropriation to the other two reserve funds are at our PRC subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC Subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC Subsidiary.” As a result, there is uncertainty with respect to Qilian International’s ability to provide prompt financial support to the PRC Subsidiary when needed.

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

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The WFOE and the VIE and its subsidiaries usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The WFOE and the VIE and its subsidiaries establish a provision for doubtful receivables when there is objective evidence that the WFOE and the VIE and its subsidiaries may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Revenue recognition

On October 1, 2018, Qilian International and its affiliated entities adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective method for contracts that were not completed as of October 1, 2018. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on Qilian International and its affiliated entities’ consolidated balance sheets, statement of income, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that Qilian International and its affiliated entities will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The majority of the WFOE and the VIE and its subsidiaries’ contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The WFOE and the VIE and its subsidiaries’ products are sold with no right of return and Qilian International and its affiliated entities do not provide other credits or sales incentive, which are accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

The contract assets and contract liabilities are recorded on the consolidated balance sheets as accounts receivable and advance from customers as of September 30, 2021 and 2020.

Impairment of Long-lived Assets

Qilian International and its affiliated entities assess their long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors which may indicate potential impairment include a significant underperformance related to the historical or projected future operating results or a significant negative industry or economic trend. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value.

Income taxes

Qilian International and its affiliated entities account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Qilian International and its affiliated entities recognize deferred tax assets to the extent that Qilian International and its affiliated entities believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Qilian International and its affiliated entities determine that Qilian International and its affiliated entities would be able to realize their deferred tax assets in the future in excess of their net recorded amount, Qilian International and its affiliated entities would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Qilian International and its affiliated entities record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) Qilian International and its affiliated entities determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, Qilian International and its affiliated entities recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Qilian International and its affiliated entities do not believe that there was any uncertain tax position as of September 30, 2021 and 2020.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities that meet the definition of an U.S. Securities and Exchange (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the amendments is permitted. Qilian International and its affiliated entities do not expect the adoption will have material impact on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. This ASU is effective for public business entities for fiscal years and interim periods beginning after December 15, 2020. The adoption of this ASU did not have a material impact on Qilian International and its affiliated entities consolidated financial statements.

Qilian International and its affiliated entities do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhanchang Xin	55	Chairman of the Board of Directors and Chief Executive Officer
Haiping Shi	49	Chief Financial Officer and Director
Qingling Zhang	23	Independent Director
Ming Jing	58	Independent Director
Yixuan (Adam) Sun	37	Independent Director

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

Ms. Qingling Zhang has served as our independent director since April 2022. Ms. Zhang offers experience in project leadership and team management. She also has an academic background in psychology and data analysis. From April 2021 to May 2021, Ms. Zhang led the project Conceptualization and Treatment of Depressive Disorder, in which she was also responsible for recommending collaborative software and proving communication and decision-making efficiency. She spearheaded in the conceptualization and treatment of depression of a patient while giving presentation to medical experts. From November 2020 to May 2021, Ms. Zhang led a team of volunteers that offered emotional support and psychological counseling services, where she also led group counseling sessions and provided internal seminars that improved the volunteers’ counseling skillsets. From August 2020 to June 2021, she led the project Measuring Emotional Impact in Social Media, in which she proposed a novel data analysis method to rule out confounding factors in causal relationships, verified the hypothesis that emotions can spread on the social platform virtually, and identified different emotion spreading patterns. From April 2020 to June 2020, Ms. Zhang participated in the project Simulation on Social Networks, in which she simulated the process of viral marketing on online social networks, compared outcomes of different initial marketing strategies, and verified certain critical phenomenon. From January 2018 to March 2018, she participated in the project Application of Deep Learning, in which she built a convolutional neural network, a long/short-term memory neural network, and a deep convolutional neural network. Ms. Zhang graduated from National University of Singapore with a Master Degree in Physics in 2021. She received her Bachelor Degree in Physics and a Dual Degree in Psychology from Lanzhou University in June 2016.

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

Mr. Yixuan (Adam) Sun has served as our independent director since April 2022. Mr. Sun brings ample experience in accounting, auditing, and financial analysis. Mr. Sun has comprehensive knowledge with United States GAAP and Singapore FRS and IFRS. Mr. Sun is currently serving as an audit partner of assurance department at Onestop Assurance, leading a team of audit professionals while managing a portfolio of audit clients. He oversees proper execution of external audit including planning, execution of fieldwork and review of audit engagements. Mr. Sun specializes in initial public offering, reverse takeover and annual reporting in Singapore and United States of America. He has been involved in audits in various industries which includes manufacturing, trading, education, logistic and property management. Mr. Sun served as a senior manager of the assurance department at Pan China Singapore PAC from 2017 to 2021, where he helped the firm in developing the market for China based US listed companies of various industries including manufacturing, education, P2P and e-commerce. He also oversaw the completion of annual and quarterly reports and reviewed financial statements of the companies, ensuring their compliance with the United States GAAP and rules and regulations of the United States Securities and Exchange Commission. Mr. Sun started his career at Grant Thornton LLP and then RT LLP, where he actively participated in auditing public companies listed on Singapore Exchange and European listing markets with key operations in China. Mr. Sun received his Master of Science in Professional Accountancy with Merit from University of London in 2017. He received his Diploma in Accountancy from Ngee Ann Polytechnic, Singapore, in 2009.

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

B. Compensation

Compensation

For the fiscal year ended September 30, 2021, we paid an aggregate of $109,967 in cash to our directors and executive officers, and we paid an aggregate of US$70,718 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Subsidiary, the VIE, and the VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing. Yixuan (Adam) Sun is the chairman of our audit committee. We have determined that Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Yixuan (Adam) Sun qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing. Ming Jing is the chairman of our compensation committee. We have determined that Yixuan (Adam) Sun, Qingling Zhang, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ming Jing, Yixuan (Adam) Sun, Qingling Zhang. Qingling Zhang is the chairperson of our nominating and corporate governance committee. Ming Jing, Yixuan (Adam) Sun, and Qingling Zhang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of September 30, 2021, our employees were located in Jiuquan City, Chengdu City and Qionglai City, China.

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionlai City for Gansu QLS, Moshangfa and Chengdu QLS as of September 30, 2021:

Gansu QLS	Number of Employees
General Management	25
Manufacturing Management	36
Facility Management	2
Financial Management	7
Warehouse Management	2
Operators	122
Assay and Quality Control Department	11
Logistics Department	9
Laboratory and Facilities	10
Facility Maintenance	8
Sales Department	6
Procurement	2
Total	240

Number of
Moshangfa	Employees
General Management	1
Sales Department	2
Statistics	1
Drivers	3
Facility Management	1
Operators	2
Total	10

Number of
Chengdu QLS	Employees
General Management	6
Financial Department	2
Warehouse Management	1
Assay and Quality Control Department	2
Operators	19
Driver	3
Total	33

As required by PRC laws and regulations, we and our affiliated entities participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We and our affiliated entities are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the fiscal year ended September 30, 2021, the VIE failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of the VIE Agreements, nor will it affect the validity of our VIE Agreements.

We believe that we and the VIE and its subsidiaries maintain a good working relationship with their employees, and we and our affiliates are not in the process of any labor disputes.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent*
Directors and Executive Officers†:
Zhanchang Xin (1)	13,839,000	38.71%
Haiping Shi (2)	7,131,000	19.95%
Yixuan (Adam) Sun	—	—
Ming Jing	—	—
Qingling Zhang	—	—
All directors and executive officers as a group:	20,970,000	58.66%

5% Shareholders:
Zhijiu Holdings Limited (3)	7,131,000	19.95%
Gandikang Holdings Limited (4)	6,717,000	18.79%
Ahanzhai Development Limited (5)	1,839,000	5.14%

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

Dividend Policy

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the WFOE and the VIE and its subsidiaries’ business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from the PRC Subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of the PRC Subsidiary to pay dividends to us.

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

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our amended and restated memorandum and articles of association, our and the VIE and its subsidiaries’ business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

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

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from the PRC Subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Qilian International Holding Group Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Qilian International Holding Group Limited and its affiliated entities organized outside the PRC.

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

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Qilian International Holding Group Limited and its offshore subsidiary should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Gansu Quanyi Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE and its affiliated entities. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Based on the operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of the WFOE and the VIE and its subsidiaries’ sales to their customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

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

Foreign Exchange Risk

The WFOE and the VIE and its subsidiaries’ business is conducted in the PRC, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

To remedy our identified material weakness identified to date, we have implemented and plan to implement a number of measures to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to WFOE and The VIE and its Subsidiaries' Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

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

Item 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. David Moss, the previous chairman of the audit committee of the Company’s board of directors (the “Board”) who also qualified as an “audit committee financial expert” within the meaning of the SEC rules and possessed financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market, notified the Company of his resignation from the Board for personal reasons on February 21, 2022, effective immediately. On April 15, 2022, the Board appointed Mr. Yixuan (Adam) Sun as an independent director of the Company, effective immediately, to fill in the vacancy resulting from the resignation of Mr. David Moss.

The Board has determined that Mr. Yixuan (Adam) Sun, chairman of the audit committee of our board of directors, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Yixuan (Adam) Sun satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

2.2**	Description of Securities

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

4.9

From of Spousal Consents (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

4.10**

English Translation of the Amendment to Amended Exclusive Service Agreement entered into by and between Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading co., Ltd., and Gansu Qilianshan Pharmaceutical Co., Ltd., dated February 25, 2021

4.11**	English Translation of the Investment Agreement entered into by and between Chengdu QLS and Chongqing Jin Tong Industrial Construction Investment Co., Ltd., dated July 5, 2021

8.1**	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Gansu Quanyi Law Firm

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

**Previously filed

***Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qilian International Holding Group Limited

	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Date: June 30, 2022

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Qilian International Holding Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qilian International Holding Group Limited and its affiliated entities (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

February 11, 2022, except for Note 17, as to which the date is June 30, 2022

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

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Chengdu Qilian Trading Co., Ltd (“Qilian Chengdu”, or the “WFOE”), a wholly foreign-owned entity organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu’s variable interest entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”, or the “VIE”).

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

On May 20, 2019, Qilian International, through its WFOE, Qilian Chengdu, entered into a series of agreements with Gansu QLS and its shareholders, including an Exclusive Services Agreement, Call Option Agreement, Shareholders’ Voting Rights Proxy and Equity Pledge Agreement, Powers of Attorney, and the Spousal Consents (collectively “VIE agreements”). These contractual arrangements oblige Qilian Chengdu to absorb a majority of the risk of loss from Gansu QLS’s activities and entitle Qilian Chengdu to receive a majority of their residual returns. In essence, Qilian Chengdu has gained certain level of control over Gansu QLS. In addition, 99.214% and 98.297% of Gansu QLS’s shareholders have pledged their equity interest in Gansu QLS to Qilian Chengdu on September 30, 2021 and 2020, respectively, irrevocably granted Qilian Chengdu an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Qilian Chengdu. Through these contractual arrangements, Qilian Chengdu holds 99.214% and 98.297% of the variable interests of Gansu QLS on September 30, 2021 and 2020, respectively.

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

Qilian International, its subsidiaries, the VIE and VIE’s subsidiaries are principally engaged in the development, manufacture, marketing, and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company, its subsidiaries, the VIE and VIE’s subsidiaries consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, the VIE and VIE’s subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. See Risks and Uncertainties disclosure for VIE structures in China.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and VIE’s subsidiaries included in the Company, its subsidiaries, the VIE and VIE subsidiaries’ consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and VIE’s subsidiaries, and the Company and its subsidiaries are as follows:

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ critical accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, impairment of intangible assets, and income taxes. Actual results could differ from those estimates.

Risks and Uncertainties

Risks of Operation in China

The main operation of the Company, through the WFOE, the VIE and VIE’s subsidiaries, is located in the PRC. Accordingly, the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ have not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

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

Technology Innovation and Commodity Risks

The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ business faces rapid technological change, and there is a possibility that the competitors may achieve regulatory approval and develop new product candidates before the Company, its subsidiaries, the VIE and VIE’s subsidiaries, which may harm the financial condition and the ability to successfully market or commercialize any of the product candidates.

The development and commercialization of new pharmaceutical products and fertilizers is highly competitive, and both industries currently are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company, its subsidiaries, the VIE and VIE’s subsidiaries will face competition with respect to the current and future pharmaceutical and fertilizer product candidates from major pharmaceutical and chemical companies in China. The Heparin and sausage casing products are made from livestock products, which are subject significant risks of the market supply of the raw materials.

Exchange Rate Risks

The WFOE, the VIE and VIE’s subsidiaries operate in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2021 and September 30, 2020, cash and restricted cash of $7,305,799 (RMB 51,226,986) and $10,847,959 (RMB 73,801,918), respectively, is denominated in RMB and is held in PRC.

Currency Convertibility Risks

Substantially all of the WFOE, the VIE and VIE’s subsidiaries’ operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Other Uncertainties

In early January of 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. China has experienced widespread economic disruption owing to the outbreak of the COVID-19 coronavirus and stringent government measures to contain it, including nationwide restricting access to provinces and cities, reducing agglomeration activities, and postponing non-essential business activates. The VIE and VIE’s subsidiaries shut down the manufacturing of all products, except Oxytetracycline, and stopped all distribution during February 2020. Almost all of the WFOE,the VIE and VIE subsidiaries’ suppliers and customers had different levels of business disruptions as well, therefore the WFOE,the VIE and VIE subsidiaries have experienced substantive diminutions in raw material supplies and such prices have increased significantly. The VIE and VIE’s subsidiaries have resumed manufacturing activities since February 27, 2020. Most production lines of the Company have been restored to normal production capacity. As of the date of issuance of these financial statements, the COVID-19 coronavirus surged in China due to Omicron and Delta variants, business activities were not significantly affected and being interrupted to some extent. The extent of future impact to which the VIE and VIE’s subsidiaries’ operations or those of the third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China is still considered uncertain as COVID-19 continues to adversely affect the global economy and the potential for resurgences remain.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable. The VIE is required to keep amounts equal to 30%-50% of the notes payable value on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes, the VIE is required to deposit the remainder to the escrow account to settle the bank notes payable. The notes payable are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The WFOE, the VIE and VIE’s subsidiaries usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Long-Term Investment

Investments in entity in which the Company, its subsidiaries, the VIE and VIE’s subsidiaries can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries initially record its investment at cost and the difference between the cost and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company, its subsidiaries, the VIE and VIE’s subsidiaries evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company, its subsidiaries, the VIE and VIE’s subsidiaries subsequently adjust the carrying amount of the investment to recognize their proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long lived assets as of September 30, 2021 and September 30, 2020.

Transactions with Non-controlling Interests of Subsidiaries

The Company, its subsidiaries, the VIE and VIE’s subsidiaries account for a change in ownership interests in its subsidiaries that does not result in a change of control of the subsidiary under the provisions of ASC 810-10-45-23, Consolidation – Other Presentation Matters, which prescribes the accounting for changes in ownership interest that do not result in a change in control of the subsidiary, as defined by GAAP, before and after the transaction. Under this guidance, changes in a controlling shareholder’s ownership interest that do not result in a change of control, as defined by GAAP, in the subsidiary are accounted for as equity transactions. Accordingly, if the controlling shareholder retains control, no gain or loss is recognized in the statements of operations of the controlling shareholder. Similarly, the controlling shareholder will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in the subsidiary if there is no change of control. Only a proportional and immediate transfer of carrying value between the controlling and the noncontrolling shareholders occurs based on the respective ownership percentages. For the year ended September 30, 2021, the VIE, Gansu QLS acquired 7.76% of equity interest in Chengdu QLS and its subsidiaries from its shareholders. The equity interest Gansu QLS has in Chengdu QLS increased from 71.75% as of September 30, 2020 to 79.51% as of September 30, 2021.

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

Revenue Recognition

The Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To perform revenue recognition for arrangements within the scope of ASC 606, the Company, its subsidiaries, the VIE and VIE’s subsidiaries perform the following five steps:

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

The majority of the WFOE, the VIE and VIE’s subsidiaries’ contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The WFOE, the VIE and VIE’s subsidiaries’ products are sold with no right of return and The WFOE, the VIE and VIE’s subsidiaries do not provide other credits or sales incentives, which would be accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

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

Research and Development Expenses

The Company, its subsidiaries, the VIE and VIE’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the year ended September 30, 2021 and 2020, total research and development expense were approximately $8,000 and $54,000, respectively, which were recorded in general and administrative expenses in the consolidated statement of income and comprehensive income.

Income Taxes

The Company, its subsidiaries, the VIE and VIE’s subsidiaries account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company, its subsidiaries, the VIE and VIE’s subsidiaries consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine that they would be able to realize the deferred tax assets in the future in excess of their net recorded amount, they would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at September 30, 2021 and 2020.

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

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in available-for-sale securities on the balance sheet.

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

Concentrations and Credit Risk

A majority of the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries, the VIE and VIE’s subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company, its subsidiaries, the VIE and VIE’s subsidiaries in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended September 30, 2021, three customers accounted for 11%, 11% and 10% of total revenue, respectively and one vendor accounted for 13% of total purchase, respectively. As of September 30, 2021, one major customer’s account receivable accounted for 77% of the total account receivable, respectively.

For the year ended September 30, 2020, three customers accounted for 18%, 11% and 10% of the Company’s total revenue, respectively and two vendors accounted for 11% and 10% of the Company’s total purchase, respectively As of September 30, 2020, three major customers’ account receivable accounted for 35%, 16% and 14% of the total account receivable, respectively.

For the year ended September 30, 2019, one customer accounted for 15% the Company’s total revenue, and two vendors accounted for 13% and 10% of the Company’s total purchase, respectively. As of September 30, 2019, two major customers’ account receivable accounted for 46% and 30% of the total account receivable, respectively.

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

Construction in progress represents costs of construction incurred for Gansu QLS’s new manufacturing facilities in Dongdong Gobi Agricultural Industrial Park, Jiuquan, Gansu. The construction was completed and transferred to Property and equipment in November 2021.

As of September, 30, 2021, Qilian Chengdu made advance payments for property and buildings acquisition for $2,243,622, which was recorded in prepayments for property and equipment on the consolidated balance sheets. $1,061,037 of the property was received and accepted in November 2021. The rest properties are anticipated to receive by December 2022.

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

NOTE 9 – BANK LOANS

Bank loans represent amounts due to various banks normally due within one year. The principals of the loans are due at maturity. Accrued interest is due either monthly or quarterly. As of September 30, 2021 and 2020, the bank loans consist of the following:

	As of	As of
	September 30, 2021	September 30, 2020
Agricultural Bank of China (“ABC”) (1)	$—	$2,939,750
Agricultural Development Bank of China (“ADBC”) (2)	—	2,939,750
Lanzhou Bank (3)	—	1,469,875
Total	—	7,349,375

(1)	In 2019 and 2020, Gansu QLS entered into a series of short-term bank loan agreements with ABC with a loan period of twelve months. Gansu QLS pledged its property and buildings as collateral for the loans. The loans bear fixed interest rates ranging from 4.05% to 5.44% per annum. The loans are guaranteed by Mr. Zhanchang Xin, principal shareholder of the Company and Gansu QLS and pledged by Gansu QLS’s building and land use right. The loans outstanding as of September 30, 2020 matured in February 2021 to March of 2021 and have been fully repaid.

The terms of the loan agreements contain certain restrictive financial covenants which, among other things, require Gansu QLS to maintain specified debt ratio and contingent liability ratio. As of September 30, 2020, Gansu QLS was in compliance with such covenants.

(2)	In February and April 2020, Gansu QLS entered into two short-term bank loan agreements with ADBC for twelve months. The loans bear fixed interest rates ranging of 4.15% per annum. Gansu QLS’s building and land use right were pledged for the loans. One loan of RMB10,000,000 (approximately $1.5 million) matured in February 2021 and was fully repaid upon maturity. The other loan outstanding as of September 30, 2020 matured in April of 2021 and has been fully repaid.
(3)	In April 2020, Gansu QLS entered into one short-term bank loan agreements with Lanzhou Bank for twelve months. The loan bears fixed interest rates ranging of 4.55% per annum. Gansu QLS’s building and land use right were pledged for the loans. The loans outstanding as of September 30, 2020 matured in April of 2021 and has been fully repaid.

NOTE 10 – BANK NOTES PAYABLE

Bank notes payable are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require Gansu QLS to deposit a certain amount of cash (usually in the range of 30% to 50% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

Gansu QLS had bank notes payable of $7,867,018 to China Zheshang Bank (“CZB”) as of September 30, 2021. The notes have due date from October 2021 to March 2022. The notes of $5,315,995, with due date before the issuance of this report have been fully repaid on the due date.

As of September 30, 2021, $2,140,016 in cash deposits were held by banks as a security deposit for the notes payable, and recorded as restricted cash on consolidated balance sheets.

NOTE 11 –TAXES

(a)Corporate Income Taxes

The Company, its subsidiaries, the VIE and VIE’s subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

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

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region, Gansu QLS and its subsidiary Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2021, 2020 and 2019.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2022 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s affiliated entities fother than Gansu QLS and Chengdu QLS met the criteria of small-scale and low-profit enterprises.

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

Temporary differences and carryforwards of the Company, its subsidiaries, the VIE and VIE’s subsidiaries that created significant deferred tax assets and liabilities are as follows:

	As of	As of
	September 30, 2021	September 30, 2020
Deferred tax assets:
Allowance for doubtful accounts and inventory provision	$51,122	$36,451
NOL Carryforwards	262,701	158,758
Deferred government grants	113,297	166,041
Total deferred tax assets	$427,120	$361,250

The Company, its subsidiaries, the VIE and VIE’s subsidiaries periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Based upon management’s assessment of all available evidence, there was no valuation allowance provided as of September 30, 2021 and 2020.

All of the tax returns of WFOE, VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities for five years from the date of filing.

The following table reconciles the statutory rates to the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ effective tax rate:

	For the year ended
	September 30,
	2021	2020	2019
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	(13.6)%	(10.5)%	(10.2)%
Permanent difference	(3.8)%	0.4%	0.1%
Effective tax rate	7.6%	14.9%	14.9%

(b)Taxes Payable

The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ taxes payable consists of the following:

	September 30,	September 30,
	2021	2020
VAT tax payable	$64,129	$644,244
Corporate income tax payable	148,204	631,590
Business and other taxes payable	92,972	107,348
Total	$305,305	$1,383,182

NOTE 12 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIE and VIE’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2021, 2020 and 2019, the VIE and VIE’s subsidiaries made sales to affiliated companies in the amount of $31,587, $10,134, $94,316, respectively. There were no purchases in the respective periods. As of September 30, 2021 and 2020, the VIE and VIE’s subsidiaries had advances from affiliated company for $17,318 and $33,152, respectively.

NOTE 13 – LEASE

As of September 30, 2021, the VIE and VIE’s subsidiaries have one factory lease with expiration date through December 2025. For the years ended September 30, 2021, 2020 and 2019, the lease expenses were $109,346, $71,826 and $10,470, respectively. Balance sheet information related to the VIE and VIE’s subsidiaries’ operating leases as of September 30, 2021 and 2020 was as follows:

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

On October 16, 2019, the Company’s shareholders approved a reverse split of our outstanding ordinary shares at a ratio of 1-for-1.66667 shares, which resulted in 30,000,000 ordinary shares issued and outstanding. In addition, on the same day, our shareholders approved an increase of the Company’s authorized shares from 50,000,000 ordinary shares at par value of $0.001 per share to 100,000,000 ordinary shares at par value of $0.00166667 per share.

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

Statutory Reserve

WFOE, VIE and VIE’s subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2021 and September 30, 2020, the balance of statutory reserve was $2,857,121 and $2,200,786, respectively.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2021, 2020 and 2019, respectively:

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

NOTE 16 – COMMITMENTS

On July 5, 2021, Chengdu QLS entered into an Investment Agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). Chengdu QLS would invest and construct factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. As of September 30, 2021, Chengdu QLS made RMB 2,000,000 (approximately $0.3 million) guarantee deposit to Chongqing Jintong, which will be fully repaid once the land use right purchase agreement is delivered. In January 2022, Chengdu QLS made RMB 8,000,000 (approximately $1.2 million) payment to Chongqing Jintong as prepayment for land use right. As of September 30, 2021 and issuance date of this financial statement, the investment was in early planning stage and the Chengdu QLS didn’t enter any other construction agreements.

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

In December 2021, Qilian Chengdu entered into real estate purchase agreement for four properties with total price of RMB 7,619,075 (approximately $ 1.2 million). Qilian Chengdu made full payment in December 2021. The four properties are anticipated to receive in July 2022.

In May 2022, Gansu QLS entered into supply chain facility agreement (the “Facility Agreement” with China Construction Bank. The total credit limit under the Facility Agreement is RMB 30,000,000 (approximately $ 4.6 million). As of the date of the report, Gansu QLS utilized RMB 1,000,000 (approximately $ 0.2 million) of the credit limit, which will be due on March 23, 2023. The credit is secured by Gansu QLS’s buildings.

On February 21, 2022, Mr. David Moss resigned his position as independent director and his positions on audit committee, compensation committee and nominating and corporate governance committees for personal reasons. Ms. Marta New resigned her position as independent director and her positions on nominating and corporate governance committees, audit committee, and compensation committee and for personal reasons. The resignation of these two independent directors was not a result of any disagreement with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates.

On April 15, 2022, the board of directors appointed Mr. Yixuan (Adam) Sun and Ms Qingling Zhang as an independent director of the Company. Mr. Sun will act as the chairperson of the audit committee and a member of the compensation committee and the nomination and corporate governance committee. Ms. Zhang will act as the chairperson of the nomination and corporate governance committee and the member of the audit committee and the compensation committee.

The Company’s management reviewed all material events that have occurred after the balance sheet date through June 30, 2022 on which these financial statements were issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the financial statements.