Form 20-F/A
period 2021-09-30
Qilian International Holding Group Ltd
filed 2022-08-01
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Qilian International Holding Group Limited (“Qilian International”) is filing this Amendment No. 2 to Form 20-F (the “Amendment No. 2”) to its annual report on Form 20-F for the year ended September 30, 2021, filed with the Securities and Exchange Commission on February 2, 2022 (the “Original Filings”), to further clarify the information regarding Qilian International’s unique risks with operations conducted by Gansu Qilianshan Pharmaceutical Co. Ltd. (the “VIE”) and the VIE’s subsidiaries based in China, including but not limited to, clarifying the potential impact of Holding Foreign Companies Accountable Act and related regulations, and clarifying how Qilian International has presented service fees levied by Qilian International Trade (Chengdu) Co., LTD pursuant to certain exclusive service agreement. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by Qilian International’s chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 2.

This Amendment No. 2 speaks as of the filing date of the Original Filings. Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof.

INTRODUCTION

As used in this annual report on Form 20-F, (i) “we,” “us,” “Parent,” “Qilian International,” “our company,” the “Company,” or “our” refers to Qilian International Holding Group Limited; (ii) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (iii) “WFOE” or “Chengdu Trading” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.

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

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Qilian International’s two subsidiaries through equity ownership, along with Gansu QLS (the “VIE”) and the VIE’s subsidiaries, which Qilian International does not own through equity ownership;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.51% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan but including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which Qilian International controls via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Ordinary Shares” are to the ordinary shares, par value US$0.00166667 per share, issued by Qilian International;
●	“Qilian HK” are to Qilian International’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian International” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;

●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;
●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;
●	“VIE Agreements” are to a series of contractual arrangements, including the Exclusive Service Agreement, as amended on August 27, 2019, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” “Parent,” or “the Company” are to Qilian International;
●	“WFOE”, “Chengdu Trading” or “PRC Subsidiary” are to Qilian International Trade (Chengdu) Co., LTD, formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

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

Qilian International has been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of Hong Kong authorities nor any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities (the WFOE, the VIE and its subsidiaries) were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and Qilian International inadvertently concluded that relevant permissions or approvals were not required or that Qilian International did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in October 2020. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021.

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

Selected Condensed Consolidating Statements of Operations Information

	For the year ended September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	5,194,003	57,049,381	(5,143,500)	57,099,884
Cost of revenues	—	—	4,828,584	51,776,270	(5,143,500)	51,461,354
Total operating expenses	212,705	—	135,316	2,902,464	—	3,250,485
Income from the VIE(1)	—	—	2,835,032	—	(2,835,032)	—
Share of income of subsidiary(2)	2,974,990	2,974,990	—	—	(5,949,980)	—
Net income	3,085,685	2,974,990	2,974,990	2,857,491	(8,785,012)	3,108,144

For the year ended September 30, 2020

				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	12,659,371	50,736,525	(13,362,696)	50,033,200
Cost of revenues	—	—	12,376,476	43,301,646	(13,184,075)	42,494,047
Total operating expenses	—	—	133,744	2,594,265	—	2,728,009
Income from the VIE(1)	—	—	4,919,235	—	(4,919,235)	—
Share of income of subsidiaries(2)	5,033,839	5,033,839	—	—	(10,067,678)	—
Net income	5,033,839	5,033,839	5,033,839	5,004,461	(15,165,537)	4,940,441

	For the year ended September 30, 2019
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	—	46,096,684	—	46,096,684
Cost of revenues	—	—	—	36,416,772	—	36,416,772
Total operating expenses	—	—	10,472	3,490,902	—	3,501,374
Income from the VIE(1)	—	—	1,939,384	—	(1,939,384)	—
Share of income of subsidiary(2)	1,928,912	1,928,912	—	—	(3,857,824)	—
Net income	1,928,912	1,928,912	1,928,912	5,918,951	(5,797,208)	5,908,479

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	4,228,173	—	2,077,602	4,161,582	—	10,467,357
Amount due from the Parent/WFOE(3)	—	—	—	4,787,009	(4,787,009)	—
Total current assets	4,228,173	—	2,080,061	38,843,928	(4,787,009)	40,365,153
Investment in the VIE(4)	—	—	9,693,651	—	(9,693,651)	—
Investment in subsidiary(5)	9,937,741	9,937,741	—	—	(19,875,482)	—
Other non-current assets	20,323,400	—	2,321,129	12,343,581	—	34,988,110
Total assets	34,489,314	9,937,741	14,094,841	51,187,509	(34,356,142)	75,353,263
Amounts due to the VIE and its subsidiaries(3)	575,793	—	4,211,216	—	(4,787,009)	—
Total current liabilities	575,793	—	4,146,912	18,239,184	(4,787,009)	18,174,880
Other non-current liabilities	—	—	—	509,925	—	509,925
Total liabilities	575,793	—	4,146,912	18,749,109	(4,787,009)	18,684,805
Total equity	33,913,521	9,937,741	9,947,929	32,438,400	(29,569,133)	56,668,458
Total liabilities and equity	34,489,314	9,937,741	14,094,841	51,187,509	(34,356,142)	75,353,263

	As of September 30, 2020
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	—	—	6,373,915	5,493,215	—	11,867,130
Amount due from the Parent/WFOE(3)	—	—	—	6,360,885	(6,360,885)	—
Total current assets	—	—	6,907,089	37,155,205	(6,544,872)	37,517,422
Investment in the VIE(4)	—	—	6,858,619	—	(6,858,619)	—
Investment in subsidiary(5)	6,962,751	6,962,751	—	—	(13,925,502)	—
Other non-current assets	—	—	132,426	10,493,290	—	10,625,716
Total assets	6,962,751	6,962,751	13,898,134	47,648,495	(27,328,993)	48,143,138
Amounts due to the VIE and its subsidiaries(3)	—	—	6,360,885	—	(6,360,885)	—
Total current liabilities	—	—	6,900,735	17,883,921	(6,360,885)	18,423,771
Other non-current liabilities	—	—	31,318	846,542	—	877,860
Total liabilities	—	—	6,932,053	18,730,463	(6,360,885)	19,301,631
Total equity	6,962,751	6,962,751	6,966,081	28,918,032	(20,968,108)	28,841,507
Total liabilities and equity	6,962,751	6,962,751	13,898,134	47,648,495	(27,328,993)	48,143,138

Selected Condensed Consolidating Cash Flows Information

	For the year ended September 30, 2021
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	(217,260)	—	(1,560,244)	2,122,539	—	345,035
Net cash (used in) provided by investing activities	(20,000,000)	—	(2,226,099)	(1,781,618)	(192,315)	(24,200,032)
Net cash provided by (used in) financing activities	24,445,434	—	(768,108)	123,697	192,315	23,993,338

	For the year ended September 30, 2020
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	—	—	944,546	4,131,468	—	5,076,014
Net cash (used in) provided by investing activities	—	—	(26,562)	(5,648,761)	5,299,731	(375,592)
Net cash provided by (used in) financing activities	—	—	5,299,731	2,140,503	(5,299,731)	2,140,503

	For the year ended September 30, 2019
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	—	—	(4)	(580,193)	—	(580,197)
Net cash (used in) provided by investing activities	—	—	—	(666,702)	73	(666,629)
Net cash provided by (used in) financing activities	—	—	73	373,650	(73)	373,650

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2018	—
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	1,928,912
As of September 30, 2019	1,928,912
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	5,033,839
As of September 30, 2020	6,962,751
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,974,990
As of September 30, 2021	9,937,741

Notes

(1)	It represents the elimination of share of income from the VIE by the WFOE with the net income recognized at the VIEs level.
(2)	It represents the elimination of share of income by Qilian International from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(3)	It represents the elimination of intercompany balances among Qilian International, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.

As of September 30, 2021, the $4,787,009 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $4,082,048 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $129,168 of other payable to the VIE and its subsidiaries from WFOE.

As of September 30, 2020, the $6,360,885 intercompany balances included $5,946,844 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $414,041 of other payable to the VIE and its subsidiaries from WFOE.

(4)	It represents the elimination of the investments in the VIE and VIE’s subsidiaries by the WFOE.
(5)	It represents the elimination of the investments in Qilian HK by Qilian International, and investments in the WFOE by Qilian HK, respectively.

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

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect Qilian International and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our ordinary shares may be prohibited from trading or delisted.
●	On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in October 2020. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021.
●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;

●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations. See “-Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations”.
●	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect Qilian International and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect Qilian International and its affiliated entities’ business and financial condition.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.

●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated on a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	Since our directors and executive officers own 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance. For more information, see page 45 under Risks Related to Our Ordinary Shares.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis, with its last inspection in October 2020.

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

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in October 2020. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021.

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

In addition, trading in Qilian International’s securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist Qilian International’s securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in October 2020. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Gansu Quanyi Law Firm

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

Date: July 29, 2022

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