Form 20-F/A
period 2021-09-30
Qilian International Holding Group Ltd
filed 2022-10-13
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

Qilian International Holding Group Limited (“Qilian International”) is filing this Amendment No. 3 to Form 20-F (the “Amendment No. 3”) to its annual report on Form 20-F for the year ended September 30, 2021, filed with the Securities and Exchange Commission on February 2, 2022 (the “Original Filings”), to explain the financial information regarding Gansu Qilianshan Pharmaceutical Co. Ltd. (the “VIE”) and the VIE’s subsidiaries based in China, including but not limited to, clarifying why VIE has not been charged for certain management services stipulated in the VIE Agreements, confirming if there are any adverse tax or regulatory factors, affirming VIE’s intentions to settle amounts owed under the VIE Agreements, and resolving certain inconsistencies in Qilian International’s financial statements and financial notes. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by Qilian International’s chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 3.

This Amendment No. 3 speaks as of the filing date of the Original Filings. Other than as set forth above, this Amendment No. 3 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof.

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

While the PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC, none of the entities affiliated to the Company are on the negative list of domestic and foreign investments explicitly prohibited by the Chinese government. Thus, the Company will not experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits. If WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If Qilian International or its subsidiaries are unable to receive all of the revenues from their operations through the current VIE agreements, it may be unable to pay dividends on its ordinary shares.

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

Selected Condensed Consolidating Statements of Operations Information

	For the year ended September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	8,029,035	57,049,381	(7,978,532)	57,099,884
Including: Service fee revenue from the VIE	—	—	2,835,032	—	(2,835,032)	—
Cost of revenues	—	—	4,828,584	51,776,270	(5,143,500)	51,461,354
Total operating expenses	212,705	—	135,316	5,737,496	(2,835,032)	3,250,485
Including: Service fee expense charged by the WFOE	—	—	—	2,835,032	(2,835,032)	—
Share of income of subsidiary(1)	2,974,990	2,974,990	—	—	(5,949,980)	—
Net income	3,085,685	2,974,990	2,974,990	22,459	(5,949,980)	3,108,144

	For the year ended September 30, 2020
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	17,578,606	50,736,525	(18,281,931)	50,033,200
Including: Service fee revenue from the VIE	—	—	4,919,235	—	(4,919,235)	—
Cost of revenues	—	—	12,376,476	43,301,646	(13,184,075)	42,494,047
Total operating expenses	—	—	133,744	7,513,500	(4,919,235)	2,728,009
Including: Service fee expense charged by the WFOE	—	—	—	4,919,235	(4,919,235)	—
Share of income of subsidiary(1)	5,033,839	5,033,839	—	—	(10,067,678)	—
Net income	5,033,839	5,033,839	5,033,839	85,226	(10,246,302)	4,940,441

	For the year ended September 30, 2019
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	1,939,384	46,096,684	(1,939,384)	46,096,684
Including: Service fee revenue from the VIE	—	—	1,939,384	—	(1,939,384)	—
Cost of revenues	—	—	—	36,416,772	—	36,416,772
Total operating expenses	—	—	10,472	5,430,286	(1,939,384)	3,501,374
Including: Service fee expense charged by the WFOE	—	—	—	1,939,384	(1,939,384)	—
Share of income of subsidiary(1)	1,928,912	1,928,912	—	—	(3,857,824)	—
Net income	1,928,912	1,928,912	1,928,912	3,979,567	(3,857,824)	5,908,479

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	4,228,173	—	2,077,602	4,161,582	—	10,467,357
Amount due from the Parent/WFOE(2)	—	—	—	4,787,009	(4,787,009)	—
Total current assets	4,228,173	—	2,080,061	38,843,928	(4,787,009)	40,365,153
Service fee receivable from the VIE	—	—	9,693,651	—	(9,693,651)	—
Investment in subsidiary(3)	9,947,929	9,947,929	—	—	(19,895,858)	—
Other non-current assets	20,323,400	—	2,321,129	12,343,581	—	34,988,110
Total assets	34,499,502	9,947,929	14,094,841	51,187,509	(34,376,518)	75,353,263
Amounts due to the VIE and its subsidiaries(2)	575,793	—	4,211,216	—	(4,787,009)	—
Total current liabilities	575,793	—	4,146,912	18,239,184	(4,787,009)	18,174,880
Service fee payable to the WFOE	—	—	—	9,693,651	(9,693,651)	—
Other non-current liabilities	—	—	—	509,925	—	509,925
Total liabilities	575,793	—	4,146,912	28,442,760	(14,480,660)	18,684,805
Total equity	33,923,709	9,947,929	9,947,929	22,744,749	(19,895,858)	56,668,458
Total liabilities and equity	34,499,502	9,947,929	14,094,841	51,187,509	(34,376,518)	75,353,263

	As of September 30, 2020
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	—	—	6,373,915	5,493,215	—	11,867,130
Amount due from the Parent/WFOE(2)	—	—	—	6,360,885	(6,360,885)	—
Total current assets	—	—	6,907,089	37,155,205	(6,544,872)	37,517,422
Service fee receivable from the VIE	—	—	6,858,619	—	(6,858,619)	—
Investment in subsidiary(3)	6,966,081	6,966,081	—	—	(13,932,162)	—
Other non-current assets	—	—	132,426	10,493,290	—	10,625,716
Total assets	6,966,081	6,966,081	13,898,134	47,648,495	(27,335,653)	48,143,138
Amounts due to the VIE and its subsidiaries(2)	—	—	6,360,885	—	(6,360,885)	—
Total current liabilities	—	—	6,900,735	17,883,921	(6,360,885)	18,423,771
Service fee payable to the WFOE	—	—	—	6,858,619	(6,858,619)	—
Other non-current liabilities	—	—	31,318	846,542	—	877,860
Total liabilities	—	—	6,932,053	25,589,082	(13,219,504)	19,301,631
Total equity	6,966,081	6,966,081	6,966,081	22,059,413	(14,116,149)	28,841,507
Total liabilities and equity	6,966,081	6,966,081	13,898,134	47,648,495	(27,335,653)	48,143,138

Selected Condensed Consolidating Cash Flows Information

	For the year ended September 30, 2021
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided operating activities	(217,260)	—	(1,560,244)	2,122,539	—	345,035
Net cash (used in) provided by investing activities	(20,000,000)	—	(2,226,099)	(1,781,618)	(192,315)	(24,200,032)
Net cash provided by (used in) financing activities	24,445,434	—	(768,108)	123,697	192,315	23,993,338

	For the year ended September 30, 2020
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by operating activities	—	—	944,546	4,131,468	—	5,076,014
Net cash (used in) provided by investing activities	—	—	(26,562)	(5,648,761)	5,299,731	(375,592)
Net cash provided by (used in) financing activities	—	—	5,299,731	2,140,503	(5,299,731)	2,140,503

	For the year ended September 30, 2019
				The VIE and		Consolidated
	Parent	Qilian HK	WOFE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash used in operating activities	—	—	(4)	(580,193)	—	(580,197)
Net cash (used in) provided by investing activities	—	—	—	(800,254)	73	(800,181)
Net cash provided by (used in) financing activities	—	—	73	507,202	(73)	507,202

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2018	—
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	1,928,912
Effect of exchange rate	384
As of September 30, 2019	1,929,296
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	5,033,839
Effect of exchange rate	2,946
As of September 30, 2020	6,966,081
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,974,990
Effect of exchange rate	6,858
As of September 30, 2021	9,947,929

Notes

(1)	It represents the elimination of share of income by Qilian International from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among Qilian International, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.

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

(3)	It represents the elimination of the investments in Qilian HK by Qilian International, and investments in the WFOE by Qilian HK, respectively.

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

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect Qilian International and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our ordinary shares may be prohibited from trading or delisted.
●	On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with its last inspection in October 2020. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations. See “-Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations”.
●	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect Qilian International and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect Qilian International and its affiliated entities’ business and financial condition.

●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated on a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	Since our directors and executive officers own 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance. For more information, see page 48 under Risks Related to Our Ordinary Shares.

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

Spousal Consent

The spouses of the Gansu QLS Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) the Call Option Agreement entered into with WFOE and Gansu QLS; (b) the Shareholders’ Voting Rights Proxy Agreement entered into with WFOE and Gansu QLS; (c) the Equity Pledge Agreement entered into with WFOE; and (d) the Power of Attorney executed by each Gansu QLS Shareholder, and the disposal of the equity interests of Gansu QLS held by each Gansu QLS Shareholder and registered in his/her name.

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

The VIE and its subsidiaries also currently own the following land use rights and properties for its operations:

			Area in
Land Use Right			Square
Holder	Address	Legal Use	Meters	Terms of Use
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	40456.33	Until June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	29519.37	June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	30610.14	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	24464.59	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	61972.6	Until January 7, 2043
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu	Industrial	14008.00	Until January 1, 2059

Property Title			Area in Square
Holder	Address	Legal Use	Meters
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	20243.26
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	11836.27
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	1669.33
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	63.44
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	9845.25
Chengdu Qilianshan Biotechnology Co.,Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	1082.84
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	664.08
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	168.34
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	738.09
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	40.77
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu*	Industrial	1130.03

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

Exempted from Registration — Fertilizers that have been used for many years domestically and have been established with national or industrial product executive standard are exempted from registration: ammonia sulfate, urea, calcium cyanamide, ammonium phosphate (mono and di), phosphor nitrate, superphosphate, potassium chloride; potassium sulfate, potassium nitrate, ammonium chloride, ammonium bicarbonate, calcium magnesium phosphate, potassium dihydrogen phosphate, single microelement fertilizer, high concentration compound fertilizer;

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

Gansu GLS and its subsidiaries are resident enterprises and pay EIT tax at the statutory rate of 25% in the PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”), with its fifth protocol coming into effect on December 6, 2019,and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

Spousal Consent

The spouses of the Gansu QLS Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) the Call Option Agreement entered into with WFOE and Gansu QLS; (b) the Shareholders’ Voting Rights Proxy Agreement entered into with WFOE and Gansu QLS; (c) the Equity Pledge Agreement entered into with WFOE; and (d) the Power of Attorney executed by each Gansu QLS Shareholder, and the disposal of the equity interests of Gansu QLS held by each Gansu QLS Shareholder and registered in his/her name.

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

Results of Operations for the years ended September 30, 2021 and 2020

The following table sets forth the summary consolidated balance sheets data as of September 30, 2020 and 2021 of (i) the parent company and subsidiaries, which include Qilian International Holding Group Limited (“Qilian International”) and Qilian International (Hong Kong) Holdings Ltd (“Qilian HK”); (ii) WFOE Chengdu Qilian Trading Co., Ltd (“Qilian Chengdu”) and (iii) the VIE Entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”) and its subsidiaries. Our (including the VIE and its subsidiaries’) consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIE and its subsidiaries’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the VIE and its subsidiaries’) consolidated financial statements and the related notes included elsewhere in this Annual Report.

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

The $20 million Available for Sale Securities is located in Hong Kong and the Company has full access to those funds, which is not impaired by any current legal, regulatory or economic factors.

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

Our company pays an statutory EIT rate of 25% for WFOE and its affiliated entities. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Date: October 13, 2022

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and VIE’s subsidiaries included in the Company, its subsidiaries, the VIE and VIE subsidiaries’ consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and VIE’s subsidiaries, and the Company and its subsidiaries are as follows:

	September 30,	September 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$4,161,582	$5,493,215
Restricted cash	2,140,016	—
Accounts receivable, net	1,733,306	660,398
Bank acceptance receivable	11,722,096	11,460,512
Inventories, net	12,495,831	11,994,471
Advances to suppliers, net	1,380,757	465,755
Other current assets	423,331	535,981
Total current assets	34,056,919	30,610,332
Property and equipment, net	9,041,995	7,395,965
Intangible assets, net	1,927,933	1,881,722
Long-term investment	639,466	540,517
Long term security deposits	188,913	179,325
Right of use assets-lease	118,154	134,511
Deferred tax assets	427,172	361,250
Total assets	$46,400,552	$41,103,622
LIABILITIES
Current liabilities:
Bank loans	$—	$7,349,375
Accounts payable	6,642,625	3,958,804
Advance from customers	2,467,296	3,511,198
Advance from customers - related parties	17,318	33,152
Bank notes payable	7,867,018	—
Deferred government grants - current	351,567	384,802
Taxes payable	371,325	1,322,354
Operating lease liabilities, current	55,847	22,354
Accrued expenses and other payables	466,188	1,301,881
Total current liabilities	18,239,184	17,883,920
Operating lease liabilities, long term	106,180	124,406
Deferred government grants - noncurrent	403,745	722,137
Total liabilities	18,749,109	18,730,463

	For the year ended
	September 30,
	2021	2020	2019
Net revenue	$57,049,381	$46,731,913	$46,096,684
Income from operations	$2,370,647	$4,840,614	$6,178,538
Net income	$2,857,492	$4,936,357	$5,908,479

	For the Year Ended
	September 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	$2,122,539	$4,131,468	$(580,193)
Net cash used in investing activities	(1,781,618)	(5,648,762)	(800,254)
Net cash provided by (used in) financing activities	123,697	2,140,503	507,202
Effect of exchange rate on cash	343,759	275,566	(157,094)
Net increase (decrease) in cash and cash equivalents	$808,377	$898,775	$(1,030,339)

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

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region, Qilian Chengdu and Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2021, 2020 and 2019. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the years ended September 30, 2021, 2020 and 2019.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2022 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s affiliated entities other than Qilian Chengdu, Gansu QLS and Chengdu QLS met the criteria of small-scale and low-profit enterprises.

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

All of the tax returns of WFOE, VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities for five years from the date of filing. The eligibility of favorable income tax rate is also subject to review by tax authority.

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