Form 20-F
period 2022-09-30
Qilian International Holding Group Ltd
filed 2023-04-19
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

An aggregate of 35,750,000 ordinary shares, par value $0.00166667 per share, as of September 30, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

As used in this annual report on Form 20-F, (i) “we,” “us,” “Parent,” “Qilian International,” “our company,” the “Company,” or “our” refers specifically to Qilian International Holding Group Limited; (ii) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (iii) “WFOE” or “PRC Subsidiary” are to Qilian International Trade (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.

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

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Qilian International’s two subsidiaries through equity ownership, along with Gansu QLS (the “VIE”) and the VIE’s subsidiaries, which Qilian International does not own through equity ownership;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.51% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan but including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which Qilian International controls via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Hainan Trade” are to Qilian Shan International Trade (Hainan) Co., Ltd., a limited liability company organized under the laws of the PRC and is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Ordinary Shares” are to the ordinary shares, par value US$0.00166667 per share, issued by Qilian International;
●	“Qilian HK” are to Qilian International’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian International” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;
●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;
●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;

●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;
●	“VIE Agreements” are to a series of contractual arrangements, including Exclusive Service Agreement, as amended on August 27, 2019 and later terminated and replaced by Hainan Exclusive Service Agreement on December 1, 2022, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” “Parent,” or “the Company” are to Qilian International;
●	“WFOE” or “PRC Subsidiary” are to Qilian International Trade (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$Exchange Rate	2022	2021	2020
At the end of the year - RMB	RMB7.1135 to $1.00	RMB6.4580 to $1.00	RMB6.8033 to $1.00
Average rate for the year - RMB	RMB6.5532 to $1.00	RMB6.5095 to $1.00	RMB7.0077 to $1.00

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

Qilian International receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, Qilian International is the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. Qilian International consolidates the financial results of Gansu QLS and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. Neither Qilian International nor its investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in Qilian International’s ordinary shares thus are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “PRC Subsidiary” are to Qilian International Trade (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “Qilian International”, “the Company” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

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

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Friedman LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual reports, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Friedman LLP are located in Denver, Colorado and Manhattan, New York, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.

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

If Qilian International determines to pay dividends on any of its Ordinary Shares, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary by way of dividend payments. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Qilian International to Qilian HK or from Qilian HK to Qilian International. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Qilian International and its affiliated entities, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from Qilian International’s operating business conducted by its PRC based VIE and its subsidiaries, to Qilian and U.S. investors and amounts owed.

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

For the year ended September 30, 2022, cash flow from WFOE to VIE includes proceeds from repayment of loan of $762,986, interest payment of $166,458 and net payment for product sales and purchase of $209,064. For the year ended September 30, 2021, cash flow from WFOE to VIE includes proceeds from repayment of loan of $768,108 and net proceeds from product sales and purchase of $1,263,906, and $117,656 for interest payment. For the year ended September 30, 2020, cash flow from VIE to WFOE includes proceeds from a loan of $2,079,881 and $4,281,005 for net proceeds from products sales and purchase, respectively.

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

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of and for the years ended September 30, 2020, 2021 and 2022.

Selected Condensed Consolidating Statements of Operations Information

	For the year ended September 30, 2022
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	7,440,476	64,468,807	(7,054,258)	64,855,025
Including: Service fee revenue from the VIE	—	—	2,730,580	—	(2,730,580)	—
Cost of revenues	—	—	4,268,747	58,682,658	(4,323,677)	58,627,728
Total operating expenses	522,923	—	318,236	6,014,715	(2,730,580)	4,125,294
Including: Service fee expense charged by the WFOE	—	—	—	2,730,580	(2,730,580)	—
Share of income of subsidiary(1)	2,720,596	2,720,596	—	—	(5,441,192)	—
Net income	3,050,625	2,720,596	2,720,596	21,632	(7,147,192)	1,366,257

	For the year ended September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	8,029,035	57,049,381	(7,978,532)	57,099,884
Including: Service fee revenue from the VIE	—	—	2,835,032	—	(2,835,032)	—
Cost of revenues	—	—	4,828,584	51,776,270	(5,143,500)	51,461,354
Total operating expenses	212,705	—	135,316	5,737,496	(2,835,032)	3,250,485
Including: Service fee expense charged by the WFOE	—	—	—	2,835,032	(2,835,032)	—
Share of income of subsidiary(1)	2,974,990	2,974,990	—	—	(5,949,980)	—
Net income	3,085,685	2,974,990	2,974,990	22,459	(5,949,980)	3,108,144

	For the year ended September 30, 2020
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	17,578,606	50,736,525	(18,281,931)	50,033,200
Including: Service fee revenue from the VIE	—	—	4,919,235	—	(4,919,235)	—
Cost of revenues	—	—	12,376,476	43,301,646	(13,184,075)	42,494,047
Total operating expenses	—	—	133,744	7,513,500	(4,919,235)	2,728,009
Including: Service fee expense charged by the WFOE	—	—	—	4,919,235	(4,919,235)	—
Share of income of subsidiary(1)	5,033,839	5,033,839	—	—	(10,067,678)	—
Net income	5,033,839	5,033,839	5,033,839	85,226	(10,246,302)	4,940,441

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2022
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	3,700,202	—	591,865	10,027,167	—	14,319,234
Amount due from the Parent/WFOE(2)	—	—	—	3,764,354	(3,764,354)	—
Total current assets	3,725,202	—	633,191	29,439,950	(3,764,354)	30,033,989
Service fee receivable from the VIE	—	—	12,424,231	—	(12,424,231)	—
Investment in subsidiary(3)	12,645,883	12,645,883	—	—	(25,291,766)	—
Other non-current assets	19,470,401	—	2,843,497	12,178,730	—	34,492,628
Total assets	35,841,486	12,645,883	15,900,919	41,618,680	(41,480,351)	64,526,617
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,241,620	—	(3,817,413)	—
Total current liabilities	575,793	—	3,255,036	9,167,185	(3,817,413)	9,180,601
Service fee payable to the WFOE	—	—	—	12,424,231	(12,424,231)	—
Other non-current liabilities	—	—	—	382,480	—	382,480
Total liabilities	575,793	—	3,255,036	21,973,896	(16,241,644)	9,563,081
Total equity	35,265,693	12,645,883	12,645,883	19,644,784	(25,238,707)	54,963,536
Total liabilities and equity	35,841,486	12,645,883	15,900,919	41,618,680	(41,480,351)	64,526,617

	As of September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	4,228,173	—	2,077,602	4,161,582	—	10,467,357
Amount due from the Parent/WFOE(2)	—	—	—	4,787,009	(4,787,009)	—
Total current assets	4,228,173	—	2,080,061	38,843,928	(4,787,009)	40,365,153
Service fee receivable from the VIE	—	—	9,693,651	—	(9,693,651)	—
Investment in subsidiary(3)	9,947,929	9,947,929	—	—	(19,895,858)	—
Other non-current assets	20,323,400	—	2,321,129	12,343,581	—	34,988,110
Total assets	34,499,502	9,947,929	14,094,841	51,187,509	(34,376,518)	75,353,263
Amounts due to the VIE and its subsidiaries(2)	575,793	—	4,211,216	—	(4,787,009)	—
Total current liabilities	575,793	—	4,146,912	18,239,184	(4,787,009)	18,174,880
Service fee payable to the WFOE	—	—	—	9,693,651	(9,693,651)	—
Other non-current liabilities	—	—	—	509,925	—	509,925
Total liabilities	575,793	—	4,146,912	28,442,760	(14,480,660)	18,684,805
Total equity	33,923,709	9,947,929	9,947,929	22,744,749	(19,895,858)	56,668,458
Total liabilities and equity	34,499,502	9,947,929	14,094,841	51,187,509	(34,376,518)	75,353,263

Selected Condensed Consolidating Cash Flows Information

	For the year ended September 30, 2022
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided operating activities	(527,971)	—	280,889	12,901,270	—	12,654,188
Net cash (used in) provided by investing activities	—	—	(1,341,994)	(1,153,972)	(762,986)	(3,258,952)
Net cash provided by (used in) financing activities	—	—	(762,986)	(5,937,529)	762,986	(5,937,529)

	For the year ended September 30, 2021
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided operating activities	(217,260)	—	(1,560,244)	2,122,539	—	345,035
Net cash (used in) provided by investing activities	(20,000,000)	—	(2,226,099)	(1,781,618)	(192,315)	(24,200,032)
Net cash provided by (used in) financing activities	24,445,434	—	(768,108)	123,697	192,315	23,993,338

	For the year ended September 30, 2020
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash provided by operating activities	—	—	944,546	4,131,468	—	5,076,014
Net cash (used in) provided by investing activities	—	—	(26,562)	(5,648,761)	5,299,731	(375,592)
Net cash provided by (used in) financing activities	—	—	5,299,731	2,140,503	(5,299,731)	2,140,503

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2019	1,929,296
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	5,033,839
Effect of exchange rate	2,946
As of September 30, 2020	6,966,081
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,974,990
Effect of exchange rate	6,858
As of September 30, 2021	9,947,929
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,720,596
Effect of exchange rate	(22,641)
As of September 30, 2022	12,645,883

Notes

(1)	It represents the elimination of share of income by Qilian International from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among Qilian International, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.

As of September 30, 2022, the $3,622,971 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $3,047,178 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries.

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

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect Qilian International and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our ordinary shares may be prohibited from trading or delisted.

●	On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Friedman LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Friedman LLP are located in Denver, Colorado and Manhattan, New York, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.
●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations. See “Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations”.
●	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect Qilian International and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect Qilian International and its affiliated entities’ business and financial condition.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated on a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	Since our directors and executive officers own 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance. For more information, see page 46 under Risks Related to Our Ordinary Shares.

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

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.” The VIE and its subsidiaries conducts their business activities in China. We are a holding company and do not conduct any business activities. Qilian International Trade (Chengdu) Co., LTD, or WFOE, has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable us to exercise certain control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE when and to the extent permitted by PRC law. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.” We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIE and its subsidiaries because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. In fiscal years ended September 30, 2022, 2021, and 2020, the VIE and its subsidiaries contributed to 100% of our total revenues.

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

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Friedman LLP are located in Denver, Colorado and Manhattan, New York, and have been inspected by the PCAOB on a regular basis.

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

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Friedman LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors are located in Denver and New York, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.

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

Qilian International and its affiliated entities’ business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to Qilian International and its affiliated entities’ operations and the value of our Ordinary Shares. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in China-based issuers. Any such action may hinder Qilian International’s ability to offer or continue to offer its securities to investors, result in a material adverse change to Qilian International and its affiliated entities’ business operations, and damage our reputation, which could cause Ordinary Shares to significantly decline in value or become worthless. See also “Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations.”

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our Ordinary Shares— The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For instance, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The WFOE and the VIE and its subsidiaries need sufficient financing to implement their business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for their oxytetracycline products, fertilizer products and Heparin Sodium Preparations. The WFOE and the VIE and its subsidiaries will also need sufficient financing to materialize their future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $20.5 million in the next 3 years. Our inability to obtain sufficient additional financing would have a material adverse effect on the ability of the WFOE and the VIE and its subsidiaries to implement their business plans. As of September 30, 2022, we had cash and cash equivalents of approximately $14.3 million, total current assets of $30.0 million, and total current liabilities of $9.2 million. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support the WFOE and the VIE and its subsidiaries’ operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and the WFOE and the VIE and its subsidiaries’ operations may cease.

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

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2022, two customers represented approximately 11% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11% and 10% of the sales of the sales of the WFOE and the VIE and its subsidiaries, respectively. Since the WFOE and the VIE and its subsidiaries do not have long-term customer supply agreements with such large customers and rely primarily upon their goodwill and reputation to sustain the business relationship, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from the VIE or its subsidiaries.

The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2022, one vendor accounted for 14% of total purchase . For the fiscal year ended September 30, 2021, one of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 13% of the total purchases. For the fiscal year ended September 30, 2020, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 11% and 10% of the total purchases, respectively. If the WFOE and the VIE and its subsidiaries lose suppliers and are unable to swiftly engage new suppliers, their operations may be disrupted or suspended, and they may not be able to deliver hardware products to their customers on time. The WFOE and the VIE and its subsidiaries may also have to pay a higher price to source from a different supplier on short notice. While the WFOE and the VIE and its subsidiaries are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers or supplier merger targets in their desired timeline. As such, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

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

The success of the WFOE and the VIE and its subsidiaries depends on their ability to obtain and maintain patent protection for products developed utilizing their technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of the existing and future patents of the WFOE and the VIE and its subsidiaries will be held valid and enforceable against third-party infringement, or that the products of the WFOE and the VIE and its subsidiaries will not infringe any third-party patent or intellectual property. Although the WFOE and the VIE and its subsidiaries own 31 valid patents and have filed two additional patent applications with the Patent Administration Department of the PRC, there is no assurance that they will be granted.

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

For the fiscal year ended September 30, 2022 and 2021, the COVID-19 pandemic has negatively impacted the WFOE and the VIE and its subsidiaries’ business operations. Specifically, the WFOE and the VIE and its subsidiaries’ production costs materially increased due to an increase in raw material prices. In addition, the market demand for some of the products of the WFOE and the VIE and VIE’s subsidiaries decreased, resulting in a decrease in market prices of these products. These two factors combined led to a decrease in our profit margin and a decrease in our net income for the fiscal year ended September 30, 2022 and 2021.

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

Since our directors and executive officers hold 58.66% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2024. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2022, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditors, ZH CPA, LL and Friedman LLP, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards. Our auditors did not appear as part of the determination and were not listed under its appendix A or appendix B.

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

As part of Qilian International Holding Group Limited’s (the “Company”) efforts to optimize its corporate structure, Qilian International Trade (Chengdu) Co. Ltd (“Chengdu Trade”) and Gansu Qilianshan Pharmaceutical Co., Ltd. (“Gansu QLS”) executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Hainan Trade, a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS (the “Hainan Exclusive Service Agreement”), through which Hainan Trade obtained contractual control over Gansu QLS. The Service Termination Agreement became effective on December 1, 2022. The Hainan Exclusive Service Agreement was signed on December 1, 2022. Pursuant to the Hainan Exclusive Service Agreement between Gansu QLS and Hainan Trade, Hainan Trade provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by Hainan Trade under this agreement, Hainan Trade is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS. The Hainan Exclusive Service Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Hainan Trade and Gansu QLS before expiration. Otherwise, this agreement shall be extended by another ten years automatically. The Hainan Exclusive Service Agreement does not prohibit related party transactions. Hainan Trade enjoys a favorable income tax rate and individual income tax rate for its employees of 15%. The Company expects change of the structure described above will save income tax expense and attracting talent in long term.

In the opinion of Gansu Quanyi Law Firm, the Company’s PRC legal counsel, the contractual arrangements between Gansu Qilianshan Pharmaceutical Co., Ltd. and Qilian Shan International Trade (Hainan) Co., Ltd are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulation regarding such contractual arrangements and their effectiveness.

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
Qilianshan International Trade (Hai nan) Co., Ltd
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
100%
100%
Rugao Tianlu Livestock Products Co. Ltd (PRC)
Chongqing Shengfu Biological Technology Co., Ltd (PRC)
Equity Interest
Contractual arrangements including the exclusive service agreement, the call option agreement, the equity pledge agreement, the shareholders' voting rights proxy agreement, the shareholders' powers of attorney and the spousal consent letters
22358575.1
PG 170-1

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

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the original Exclusive Service Agreement between Gansu QLS and WFOE, WFOE provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS, with such percentage determined in accordance with “ARTICLE 3 - SERVICE FEES” of the Amended Exclusive Service Agreement executed on August 27, 2019, as amended on February 25, 2021. This percentage represents the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total number of issued and outstanding shares of Gansu QLS.

On December 1, 2022, Chengdu Trade and Gansu Qilianshan Pharmaceutical Co.,Ltd. executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate the previously signed Exclusive Service Agreement, as amended on August 27, 2019. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Hainan Trade, a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS (the “Hainan Exclusive Service Agreement”) on December 1, 2022, through which Hainan Trade obtained contractual control over Gansu QLS. Pursuant to the Hainan Exclusive Service Agreement, Hainan Trade provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by Hainan Trade under this agreement, Hainan Trade is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS. The Hainan Exclusive Service Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Hainan Trade and Gansu QLS before expiration. Otherwise, this agreement shall be extended by another ten years automatically. The Hainan Exclusive Service Agreement does not prohibit related party transactions.

In the opinion of Gansu Quanyi Law Firm, the Company’s PRC legal counsel, the Hainan Exclusive Service Agreement is valid, binding and enforceable under current PRC law. However, such agreement may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulation regarding such contractual arrangements and their effectiveness.

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

In addition, trading in Qilian International’s securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist Qilian International’s securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditors, independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors are located in Denver, Colorado and Manhattan, New York, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

For the year ended September 30, 2022, cash flow from WFOE to VIE includes net proceeds used for product sales and purchase of $272,527. For the year ended September 30, 2021, cash flow from WFOE o VIE includes proceeds from repayment of loan of $768,108 and net proceeds from product sales and purchase of $1,263,906, and $117,656 for interest payment. For the year ended September 30, 2020, cash flow from VIE to WFOE includes proceeds from a loan of $2,079,881 and $4,281,005 for net proceeds from products sales and purchase, respectively.

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

Customers

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2022, two customers represented approximately 11% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2020, three customers represented approximately 18%, 11% and 10% of the sales of the sales of the WFOE and the VIE and its subsidiaries, respectively. While we believe that one or more of the major customers of the WFOE and the VIE and VIE’s subsidiaries could account for a significant portion of their sales for the foreseeable future, we anticipate that the customer base of the WFOE and the VIE and its subsidiaries will continue to expand and that they will become less dependent on major customers.

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

For the fiscal year ended September 30, 2022, one vendor accounted for 14% of total purchase. For the fiscal year ended September 30, 2021, one of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 13% of the total purchases. For the fiscal year ended September 30, 2020, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 11% and 10% of the total purchases, respectively.

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

Sichuan Province “Specialized and Innovative” SME Award

According to the “Proposal on Cultivating Specialized and Innovative SMEs” and the “Notice on Carrying Out the Proposal of Cultivating Specialized and Innovative SMEs”, Sichuan Province Economic and Information Technology Commission is authorized to award the Sichuan Province “Specialized and Innovative” SME Award according to the following qualifications, which include, but are not limited to: annual business income, annual profits, tax contributions, accounting credibility, social credits, and bank credits.

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

(1)	The original permit was valid until September 20, 2021. This permit was renewed on September 27, 2021.
(2)	The original permit was valid until May 31, 2021. This permit was renewed on June 15, 2021.
(3)	The certificate was valid for three years. Gansu QLS’s renewal request was approved in September 2020.
(4)	The original permit was valid for three years. Gansu QLS’s renewal request was approved in February 2021.
(5)	The original license expired in February 2021. Gansu QLS’s renewal request was approved in February 2021.

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

**	Utility model patents

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
*

Trademark expiration dates are routinely subject to dispute in trademark infringement actions. No assurance can be given that third parties infringing the WFOE and the VIE and its subsidiaries’ trademark will not dispute the expiration dates of their trademarks or that they will be successful in defending against such disputes.

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

R&D Achievements

The research and development activities of the WFOE and the VIE and its subsidiaries are project based and the number of projects they work on varies annually. As of September 30, 2022, the WFOE and the VIE and its subsidiaries had 20 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The director of the R&D department, Mr. Zhanchang Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Zhanchang Xin’s leadership, the R&D department of the WFOE and the VIE and VIE’s subsidiaries contributed to the following recent accomplishments:

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

Since the beginning of 2022, Gansu QLS, in an effort to improve the product quality of oxytetracycline raw materials, has implemented the “Quality Improvement Process for Oxytetracycline Injections” project. Gansu QLS has conducted a variety of researches based on the aforementioned project, including but not limited to, Vi-zyme Raw Materials, Nitrofurantoin Enteric-Coated Tablets, Pentyverine Citrate Tablets, and others. The Company believes that such research efforts will continue to improve the Company’s overall product quality, reduce production costs, enhance the Company's independent research and development capabilities, and help develop new products. The Company believes that such research efforts will enhance its market competitiveness.

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

In addition, the WFOE and the VIE and its subsidiaries currently lease five properties as employee dormitories with a total area of approximately 512 square meters, all of which are in Sichuan Province. As of September 30, 2022, we had leased employee dormitories with a total area of approximately 382 square meters, all of which are in Sichuan Province. As of the date of this annual report and September 30, 2022, Chengdu QLS leases a production facility from a third-party lessor with an aggregate area of approximately 6,000 square meters for an annual rent of RMB200,000 (US$30,969), which Chengdu QLS sublet to Rugao for an annual rent of RMB200,000 (US$30,969). We believe that our, the VIE and its subsidiaries’ current facilities are adequate and suitable for their operations, but we or our affiliated entities may seek additional space as needed to accommodate future growth.

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

Pursuant to the Law of the People’s Republic of China on the Prevention and Control of Atmospheric Pollution promulgated by the NPC on September 5, 1987, last amended on October 26, 2018 and effective from September 1, 2000, the environmental protection authorities above the county level are in charge of exercising unified supervision and administration of prevention and control of air pollution. Manufacturers discharging polluted air must comply with applicable national and local standards. Manufacturers discharging polluted air must pay polluted air discharging fees. If a manufacturer emits polluted air exceeding national or local standards, it must correct its action during a prescribed period of time and the manufacturer may be subject to penalties.

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

If any shareholder who is a PRC resident (as determined by Circular No. 37) holds any interest in our SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, capital contribution to the SPV by the shareholder failing to comply with Circular No. 37, as well as the distribution of profits and dividends derived from the SPV to such shareholder may be prohibited. However, even if such shareholder fails to fulfil the required foreign exchange registration with the local SAFE branches, Qilian International and Qilian HK are not restricted in their ability to contribute additional capital to WFOE. Since Gansu QLS and its subsidiaries are only controlled by WFOE through contractual arrangements, and since WFOE is not a shareholder of Gansu QLS, neither Gansu QLS nor any of its subsidiaries have any obligations to contribute capital to WFOE, nor have they any rights to receive distributions or dividends from WFOE. Only capital contributions to a special purpose vehicle by its shareholders failing to comply with Circular 37, as well as the repatriation of profits and dividends derived from such special purpose vehicle to China by its shareholders are limited. Our WFOE is not prohibited from distributing its profits and dividends to Qilian International or Qilian HK or from carrying out other subsequent cross-border foreign exchange activities because WFOE has completed the foreign exchange registration formalities as required upon its establishment. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange administration authority may, according to Regulation of the People’s Republic of China on Foreign Exchange Administration (2008 Revision) promulgated by the State Council with immediate effect on August 5, 2008, order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

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

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the original Exclusive Service Agreement between Gansu QLS and WFOE, WFOE provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS, with such percentage determined in accordance with “ARTICLE 3 - SERVICE FEES” of the Amended Exclusive Service Agreement executed on August 27, 2019, as amended on February 25, 2021. This percentage represents the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total number of issued and outstanding shares of Gansu QLS.

On December 1, 2022, Chengdu Trade and Gansu Qilianshan Pharmaceutical Co.,Ltd. executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate the previously signed Exclusive Service Agreement, as amended on August 27, 2019. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Hainan Trade, a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS (the “Hainan Exclusive Service Agreement”) on December 1, 2022, through which Hainan Trade obtained contractual control over Gansu QLS. Pursuant to the Hainan Exclusive Service Agreement, Hainan Trade provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by Hainan Trade under this agreement, Hainan Trade is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS. The Hainan Exclusive Service Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Hainan Trade and Gansu QLS before expiration. Otherwise, this agreement shall be extended by another ten years automatically. The Hainan Exclusive Service Agreement does not prohibit related party transactions.

In the opinion of Gansu Quanyi Law Firm, the Company’s PRC legal counsel, the Hainan Exclusive Service Agreement is valid, binding and enforceable under current PRC law. However, such agremeent may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulation regarding such contractual arrangements and their effectiveness.

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

Our net revenue for the year ended September 30, 2022 was $64.9 million, representing an increase of $7.8 million, or 14%, from $57.1 million for the year ended September 30, 2021. Net income attributable to our shareholders for the year ended September 30, 2022 was $1.1 million, representing a decrease of $2.1 million, or 66%, from $3.2 million for the year ended September 30, 2021. Non-GAAP EBITDA (as defined below) for the year ended September 30, 2022 was $2.8 million, representing a decrease of $1.9 million, or 40%, from $4.6 million for the year ended September 30, 2021. For additional information on EBITDA, please see the subsection “—EBITDA” below.

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

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to our customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight, custom clearance fees, and other miscellaneous expenses. Cost of goods sold generally changes as the Company incurs higher or lower costs from suppliers and as the customer and product mix changes.

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

However, the COVID-19 pandemic has negatively impacted the WFOE and the VIE and its subsidiaries’ business, especially during the fiscal year ended September 30, 2020. The WFOE and the VIE and its subsidiaries’ manufacturing activities depend on a wide array of raw materials such as soybeans, corn starch, glycyrrhiza glabra plant, pig intestines, and many others. The WFOE and the VIE and its subsidiaries experienced substantive diminutions in raw material supplies due to the COVID-19 pandemic and ensuing lockdowns. For the year ended September 30, 2020, the price of raw materials increased by approximately 4%-8% as compared to pre-COVID period. For the year ended September 30, 2022 and 2021, as COVID-19 was under control in China, cost of raw material was relatively stable, compared to the drastic increase in 2020. The COVID-19 pandemic has caused significant uncertainty in global market and demand as well as the logistics and transportation. Although the WFOE and the VIE and its subsidiaries do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in the domestic markets, resulting in a decrease in selling prices of some of the WFOE and the VIE and its subsidiaries’ products and lower gross margin.

The COVID-19 coronavirus surged in China due to Omicron and Delta variants from December 2022. The extent of future impact of COVID-19 pandemic on the VIE and its subsidiaries’ operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China, is still uncertain, as the COVID-19 pandemic continues to adversely affect the global economy and the potential for resurgences remain.

Results of Operations for the years ended September 30, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2022 and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2022	2021	Amount	%
Net revenue	$64,855,025	$57,099,884	$7,755,141	14%
Cost of revenue	58,627,728	51,461,354	7,166,374	14%
Gross profit	6,227,297	5,638,530	588,767	10%
Selling, general and administrative expenses	4,125,294	3,250,485	874,809	27%
Income from operations	2,102,003	2,388,045	(286,042)	(12)%
Interest income (expense)	24,860	(57,671)	82,531	(143)%
Other income (expense)	(566,304)	1,032,903	(1,599,207)	(155)%
Income before income tax provision	1,560,559	3,363,277	(1,802,718)	(54)%
Provision for income taxes	194,302	255,133	(60,831)	(24)%
Net income	1,366,257	3,108,144	(1,741,887)	(56)%
Less: net income (loss) attributable to noncontrolling interest	289,564	(44,724)	334,288	(747)%
Net income attributable to Qilian International Holding Group Limited	$1,076,693	$3,152,868	$(2,076,175)	(66)%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended
	September 30,
	2022		2021		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Oxytetracycline & licorice products and TCMD	$40,305,988	62%	$33,451,159	59%	$6,854,829	20%
Heparin products and sausage casing	$23,460,467	36%	$23,162,554	40%	$297,913	1%
Fertilizer	$1,088,570	2%	$486,171	1%	$602,399	124%
Total	$64,855,025	100.0%	$57,099,884	100.0%	$7,755,141	14%

Compared with net revenue for the year ended September 30, 2021, our net revenue increased by $7.8 million, or 14%, for the year ended September 30, 2022, which was primarily attributable to a $6.8 million increase in sales from oxytetracycline & Licorice products and TCMD, a $0.3 million increase in sales from heparin products and sausage casings, and $0.6 million increase in sales from fertilizer.

Oxytetracycline & Licorice Products and TCMD

The sales of oxytetracycline products, licorice products and TCMD accounted for 98%, 2% and 0%, respectively, of this segment’s total sales for the year ended September 30, 2022, and 98%, 2% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2021. For the year ended September 30, 2022, the WFOE and the VIE and its subsidiaries’ sales translated into USD for oxytetracycline products, licorice products and TCMD increased by approximately $6.8 million, or 20%, from approximately $33.5 million for the year ended September 30, 2021 to approximately $40.3 million for the year ended September 30, 2022. The increase in sales in this segment is due to significant increase in the quantity of oxytetracycline products sold by 14%, or $6.7 million, compared to that of 2021.The ease of COVID-19 pandemic globally leads to loosen travel, transportation and logistics restriction. Although the WFOE and the VIE and its subsidiaries do not serve customers oversea directly, COVID-19 related export restrictions has led to strong demand in the markets. For the year ended September 30, 2022, we developed 30 new customers in this segment which contributed $4.1 million of net increased sales during the year.

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing increased by $0.3 million, or 1%, from $23.2 million for the year ended September 30, 2021, to $23.5 million for the year ended September 30, 2022. The increase of the WFOE and the VIE and its subsidiaries’ sales of heparin products for $0.8 million was mainly driven by increased demand from pharmaceutical customers. Due to the COVID-19 pandemic, global demand for prescription medicines, vaccines and medical devices increased. The demand for heparin, a widely used medication, also increased significantly during the pandemic. In 2021, the WFOE and the VIE and its subsidiaries increased investment in this segment and added new sales force. We also built new production line for heparin product and increase our production capacity. On the other hand, the WFOE and the VIE and its subsidiaries’ sales of sausage casings decreased by $0.5 million. The WFOE and the VIE and its subsidiaries reduced the sales of refined sausage casing with higher selling price but lower margin, and increase the sales of raw sausage casing with lower selling price but higher margin.

Fertilizer

Sales from fertilizer increased by $0.6 million, or 124%, from $0.5 million for the year ended September 30, 2021 to $1.1 million for the year ended September 30, 2022. In the fiscal year ended September 30, 2021, the WFOE and the VIE and its subsidiaries expanded their manufacturing capacity and the production of fertilizer was interrupted for almost ten months. The WFOE and the VIE and its subsidiaries resumed normal production of fertilizer in October 2021.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended
	September 30,		Changes
	2022	2021	Amount	%
Oxytetracycline & licorice products and TCMD
Net revenue	$40,305,988	$33,451,159	$6,854,829	20%
Cost of revenue	36,210,950	28,362,016	7,848,934	28%
Gross profit	$4,095,038	$5,089,143	$(994,105)	(20)%
Gross Margin	10.2%	15.2%	(5.1)%

Heparin products and sausage casing
Net revenue	$23,460,467	$23,162,554	$297,913	1%
Cost of revenue	21,656,748	22,635,600	(978,852)	(4)%
Gross profit	$1,803,719	$526,954	$1,276,765	242%
Gross Margin	7.7%	2.3%	5.4%

Fertilizer
Net revenue	$1,088,570	$486,171	$602,399	124%
Cost of revenue	760,030	463,738	296,292	64%
Gross profit	$328,540	$22,433	$306,107	1365%
Gross Margin	30.2%	4.6%	25.6%

Total
Net revenue	$64,855,025	$57,099,884	$7,755,141	14%
Cost of revenue	58,627,728	51,461,354	7,166,374	14%
Gross profit	$6,227,297	$5,638,530	$588,767	10%
Gross Margin	9.6%	9.9%	(0.3)%

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for our oxytetracycline and licorice products and TCMD was $36.2 million for the year ended September 30, 2022, an increase of $7.9 million, or 28%, from $28.4 million for the year ended September 30, 2021, which was primarily attributable to the increase of sales as described above. In addition, the cost of revenue for our oxytetracycline and licorice products increased due to the continuously increasing raw material costs in response the short supply and inflation. The average cost of oxytetracycline products, which represent the majority of the WFOE and the VIE and its subsidiaries’ products in this segment, increased by 12%. Gross margin of our oxytetracycline and licorice products decreased from 15.2% to 10.2%, primarily due to the increase in their average selling price for about 6% in fiscal year 2022 is much less than the increase of cost of 14% due to the increased competition in the market.

Heparin Products and Sausage Casings

Cost of revenue for our heparin products and sausage casings was $21.7 million for the year ended September 30, 2022, a decrease of $1.0 million, or 4%, from $22.6 million for the year ended September 30, 2021. This was primarily attributable to the increase of gross margin of 5.4%, from 2.3% for the fiscal year ended September 30, 2021, to 7.7% for the year ended September 30, 2022. The low gross margin in this segment for the fiscal year 2021 was due to the impact of the COVID-19 pandemic, and for the fiscal year 2020, was due to a combined effect of the COVID-19 pandemic and African Swine fever. The general decrease in pig population and raw material supplies had caused a substantive increase in the unit cost of our heparin products and sausage casings. However, costs of pig small intestine, which is the main raw material for the products in this segment, decreased significantly in 2022 due to the ease of African Swine fever. The margin for sausage casing has increase from (14%) for the fiscal year ended September 30, 2021 to 1% for the fiscal year ended September 30, 2022. The gross margins for Heparin products are stable for both years. The WFOE and the VIE and its subsidiaries reduced the sales of refined sausage casing with higher selling price but lower margin, and increase the sales of raw sausage casing with lower selling price but higher margin, which also increase the gross margin profit for this segment.

Fertilizer

Cost of revenue for our fertilizer products was approximately $0.8 million for the year ended September 30, 2022, an increase of approximately $0.3 million, or 64%, from approximately $0.5 million for the year ended September 30, 2021. In the fiscal year ended September 30, 2021, the WFOE and the VIE and its subsidiaries expanded their manufacturing capacity and the production was interrupted for almost ten months and production was resumed in the year of 2022. The WFOE and the VIE and its subsidiaries manufactured limited quantity of fertilizer products with high fixed manufacturing overhead, leading to significant increase of cost per unit in the year of 2021. Our gross margin went back to normal in fiscal year 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $4.1 million for the year ended September 30, 2022, an increase of approximately $0.9 million, or 27%, from $3.3 million for the year ended September 30, 2021. The increase was mainly attributable to an increase of approximately $1.2 million in research and development expense as WFOE and the VIE and its subsidiaries are currently developing new products in the oxytetracycline & licorice products line.

Interest Expenses, net

Interest expenses are primarily generated from bank borrowings, including bank loans and banknotes payable, offset by interest income. Interest income for the year ended September 30, 2022 was less than $0.1 million, compared to interest expense for approximately $0.1 million for the year ended September 30, 2021. This is due to limited loan balance outstanding during 2022, offset by the interest income earned from the cash deposited in bank.

Other Income (loss)

Other loss was $0.6 million for the year ended September 30, 2022, as compared to $1.0 million of other income for the year ended September 30, 2021, which primarily consisted of government grants and investment loss. The decrease is due to the investment loss from our investment in available-for-sale securities.

Income Taxes Provision

Provision for income taxes decreased by $0.1 million, or 24%, from $0.3 million for the year ended September 30, 2021 to $0.2 million for the year ended September 30, 2022, as a result of the decreased income before income tax provision. Income before income tax provision was $1.6 million for the year ended September 30, 2022, compared to $3.4 million for the year ended September 30, 2021. Effective income tax rates were 12% for the year ended September 30, 2022, compared to 8% for the year end September 30, 2021, which was a result of the certain permanent difference between taxable income under US GAAP and Chinese tax law.

Net Income (loss) Attributable to Non-controlling interest

Net income attributable to non-controlling interest was approximately $0.3 million for the fiscal year ended September 30, 2022, compared to $45,000 of net loss attributable to non-controlling interest for the year ended September 30, 2021. The change was a result of the increase of net income of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and its subsidiaries had net income of approximately $1.5 million for the year ended September 30, 2022 and it experienced a net loss of approximately $0.2 million for the year ended September 30, 2021. Chengdu QLS and its subsidiaries manufacture our heparin products and sausage casings. See “—Net Revenue—Heparin Products and Sausage Casings” and “—Cost of Revenue and Gross Profit—Heparin Products and Sausage Casings.”

Net Income Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders decreased by $2.1 million, or 66%, from $3.2 million for the year ended September 30, 2021 to $1.1 million for the year ended September 30, 2022.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended
	September 30,		Changes
	2022	2021	Amount	%
Net income	$1,366,257	$3,108,144	$(1,741,887)	(56)%
Interest expense (income)	(24,860)	57,671	(82,531)	(143)%
Income tax provision	194,302	255,133	(60,831)	(24)%
Depreciation & Amortization	1,224,672	1,201,229	23,443	2%
EBITDA	$2,760,371	$4,622,177	$(1,861,806)	(40)%
Percentage of EBITDA to revenue	4.3%	8.1%	(3.8)%

Our EBITDA was $2.8 million for the year ended September 30, 2022, a decrease of $1.9 million, or 40%, compared to $4.6 million for the year ended September 30, 2021. This was mainly due to the decrease in net income resulting from increase of selling, general and administrative expense and other expenses. The percentage of EBITDA to revenue was 4.3% and 8.1% for the years ended September 30, 2022 and 2021, respectively.

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

Oxytetracycline & Licorice Products and TCMD

The sales of oxytetracycline products, licorice products and TCMD accounted for 98%, 2% and 0%, respectively, of this segment’s total sales for the year ended September 30, 2021, and 97%, 2% and 1%, respectively, of such segment’s total sales for the year ended September 30, 2020. For the year ended September 30, 2021, the WFOE and the VIE and its subsidiaries’ sales translated into USD for oxytetracycline products, licorice products and TCMD increased by approximately $0.8 million, or 3%, from approximately $32.6 million for the year ended September 30, 2020 to approximately $33.5 million for the year ended September 30, 2021. However, the increase was due to the appreciation of RMB against USD in 2021, which accounted for $2.5 million. Sales denominated in RMB decreased by RMB10.6 million, equivalent to $1.6 million. The decrease in sales in this segment is due to a decrease in the average selling price of oxytetracycline products by 9% compared to that of 2020 in order to stimulate the sales of oxytetracycline products. Sales quantity increased by 6% compared to that of 2020, due to the lower selling price. The ongoing COVID-19 pandemic has caused significant uncertainty in global market and demand as well as logistics and transportation. Although the WFOE and the VIE and its subsidiaries do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in domestic markets.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of September 30, 2022, we had cash of approximately $14.3 million. We have funded our working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations, and bank loans. In the year ended September 30, 2021, we received approximately $24 million as proceeds from our initial public offering. Cash was used to pay for inventory, salaries, selling expenses, rental expenses, income taxes, other operating expenses, and repay debts.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2022. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the years ended September 30, 2022, 2021 and 2020:

	For the year ended
	September 30,
	2022	2021	2020
Net cash provided by operating activities	$12,654,188	$345,034	5,076,014
Net cash used in investing activities	(3,258,953)	(24,200,032)	(375,592)
Net cash provided by (used in) financing activities	(5,937,529)	23,993,338	2,140,503
Effect of exchange rate on cash	(1,086,067)	601,903	431,765
Net increase in cash and cash equivalents	$2,371,640	$740,243	7,272,690

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, and adjusted for the effect of working capital changes.

Net cash provided by operating activities was approximately $12.7 million for the year ended September 30, 2022, an increase of $12.3 million in cash provided by operating activities, compared to net cash provided by operating activities of $0.4 million for the year ended September 30, 2021. The increase was a result of change of working capital mainly resulting from the change in bank acceptance notes receivable of $8.4 million, inventory of $2.2 million, account receivable of $1.6 million, accrued liabilities and tax payable of $2.8 million, offset by decrease of net income of $1.7 million.

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

Investing Activities

Net cash used in investing activities was approximately $3.3 million for the year ended September 30, 2022, a decrease of $20.9 million, or 87%, compared to $24.2 million net cash used in investing activities for the year ended September 30, 2021. The decrease is mainly due to the investment of $20.0 million we made in private equity fund in 2021. For the year ended September 30, 2022, cash used in investment includes purchase of property and equipment of $3.2 million to continue the expansion of production capacity.

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

Financing Activities

Net cash used in financing activities was approximately $5.9 million for the year ended September 30, 2022, compared to $24 million of cash provided by financing activities for the year ended September 30, 2021. In the year 2021, we received $23.9 million net cash received as proceeds from our initial public offering. For the year ended September 30, 2022, the cash used in financing activities mainly includes net cash paid for bank note payable of $6.1 million.

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

Capital Expenditures

Our capital expenditures were $3.2 million, $3.5 million and 0.5 million in fiscal years ended September 30, 2022, 2021 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the year ended September 30, 2023 is estimated to be $5.0 million for the new facility to be built in Chongqing city for producing our heparin products, and the construction of the new facility started in March 2022 and was interrupted by COVID-19 and estimated be completed by December 2023.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require our management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, cash flow and related disclosure of contingent assets and liabilities. The estimates include, but are not limited to, accounts receivable, inventory realization, impairment of long-lived assets and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected. The management determined there were no critical accounting estimates.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhanchang Xin	56	Chairman of the Board of Directors and Chief Executive Officer
Haiping Shi	50	Chief Financial Officer and Director
Qingling Zhang	24	Independent Director
Ming Jing	61	Independent Director
Yixuan (Adam) Sun	38	Independent Director

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

B. Compensation

Compensation

For the fiscal year ended September 30, 2022, we paid an aggregate of $83,981 in cash to our directors and executive officers, and we paid an aggregate of US$43,101 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Subsidiary, the VIE, and the VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

D. Employees

We had 344, 283, and 280 employees in total as of September 30, 2022, 2021 and 2020, respectively. As of September 30, 2022, there were 286 employees in Gansu QLS, 19 employees in Moshangfa, and 37 employees in Chengdu QLS and they work in the following capacities: management, administration, supplement, production, quality control, R&D, strain cultivation, chemical residue cleaning, ingredient combination, disinfection, tablet making, drug preparation, packaging, equipment operator, plate framing, boiler management, bottle making, biochemistry monitoring, powder making, crystalizing, decolorization, docking, product loading, facility repair, air compressor management, water pump management, water treatment, plumbing, welding, hygiene, intestine cleaning, salting, salt disintegration, vehicle management and financial management.

As of September 30, 2022, our employees were located in Jiuquan City, Chengdu City and Qionglai City, China.

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionlai City for Gansu QLS, Moshangfa and Chengdu QLS as of September 30, 2022:

Number of
Gansu QLS	Employees
General Management	35
Manufacturing Management	23
Facility Management	2
Financial Management	7
Warehouse Management	3
Operators	227
Assay and Quality Control Department	11
Logistics Department	9
Laboratory and Facilities	12
Facility Maintenance	8
Sales Department	6
Procurement	2
Total	345

Number of
Moshangfa	Employees
General Management	5
Sales Department	2
Statistics	1
Drivers	3
Facility Management	2
Operators	10
Total	23

Number of
Chengdu QLS	Employees
General Management	3
Financial Department	2
Warehouse Management	1
Assay and Quality Control Department	2
Operators	12
Driver	3
Total	23

Number of
Rugao	Employees
General Management	7
Manufacturing management	2
Procurement	1
Production and Quality Control Department	1
Operators	30
Total	41

Number of
Rugao	Employees
Financial Management	3

As required by PRC laws and regulations, we and our affiliated entities participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We and our affiliated entities are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the fiscal year ended September 30, 2022, the VIE failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of the VIE Agreements, nor will it affect the validity of our VIE Agreements.

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

As of the date of this annual report, approximately 23% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company).

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

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we may make sales to our affiliated companies controlled by our major shareholders or subsidiaries. For the years ended September 30, 2022, 2021 and 2020, we made sales to our affiliated companies in the amount of $122,189, $31,587, $10,134, respectively. There was no purchase from our affiliated companies in the respective periods. As of September 30, 2022 and 2021, we had advances from affiliated companies in the amount of $8,740 and $17,318, respectively.

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

Dividend Policy

On February 16, 2023, we issued a press release to announce that its board of directors had declared a one-time special cash dividend of $0.05 per each ordinary share. The dividend was paid on or about March 6, 2023 to shareholders of record as of February 28, 2023.

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

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 12, 2021 under the symbol “QLI.”

On February 16, 2023, the Board of Directors declared a one-time special cash dividend in the amount of $0.05 per ordinary share. The total amount of cash to be distributed in the divided was $1,787,517 and was paid on March 6, 2023, to all ordinary shareholders of record as of the close of business on February 28, 2023.

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

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the amended and restated articles of association of the Company (the “articles”):

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of September 30, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2022.

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

To remedy our identified material weakness identified to date, we have implemented and plan to implement a number of measures to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to WFOE and The VIE and its Subsidiaries’ Business—If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, Marcum Asia CPAs LLP and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

		ZH CPA, LLC	Marcum Asia CPAs LLP	Friedman LLP	Total
2022	US$	300,000	57,500	30,000	387,500

2021	US$			275,000	275,000

2020	US$			250,000	250,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC and Friedman LLP, our independent registered public accounting firms including audit services, audit-related services, tax services, and other services as described above.

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

4.1

Exclusive Service Termination Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian International Trade (Chengdu) Co. Ltd dated December 1, 2022 (incorporated herein by reference to Exhibit 10.1 on Form 6-K filed with the SEC on December 7, 2022)

4.2

Exclusive Service Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian Shan International Trade (Hainan) Co., Ltd dated December 1, 2022 (incorporated herein by reference to Exhibit 10.2 on Form 6-K filed with the SEC on December 7, 2022)

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

101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qilian International Holding Group Limited

	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Date: April 19, 2023

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Qilian International Holding Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Qilian International Holding Group Ltd. and its subsidiaries (collectively the “Company”) as of September 30, 2022, and the related consolidated statement of operation and comprehensive income (loss), changes in shareholders’ equity, and cash flow for the year in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flow for the year in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2023.
Denver, Colorado
April 19, 2023
PCAOB ID: 6413

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Qilian International Holding Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Qilian International Holding Group Limited and its affiliated entities (collectively, the “Company”) as of September 30, 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

We served as the Company’s auditor since 2018 thru November 15, 2022

New York, New York

February 11, 2022, except for Note 17 as to which the dated is June 30, 2022 as referenced within the financial statements filed on October 13, 2022 in Amendment No. 3 to Form 20-F.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Balance Sheets

	As of September 30
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$14,319,234	$10,467,357
Restricted cash	659,779	2,140,016
Accounts receivable, net	815,325	1,733,306
Bank acceptance notes receivable	2,585,886	11,722,096
Inventories, net	8,879,486	12,495,831
Advances to suppliers, net	1,215,105	1,380,925
Other current assets	1,559,174	425,622
TOTAL CURRENT ASSETS	30,033,989	40,365,153

Property and equipment, net	10,184,029	9,119,502
Intangible assets, net	1,726,928	1,927,933
Investment in available-for-sale securities	19,470,400	20,323,400
Long term investment	617,570	639,466
Operating lease right of use assets	86,584	118,154
Deferred tax assets	212,876	427,120
Prepayments for property and equipment	2,021,330	2,243,622
Other long term assets	172,911	188,913
TOTAL ASSETS	64,526,617	75,353,263

CURRENT LIABILITIES:
Bank loans	140,578	—
Accounts payable	5,289,481	6,643,691
Advance from customers	556,418	2,467,296
Advance from customers - related parties	—	17,318
Bank notes payable	1,531,649	7,867,018
Deferred government grants-current	121,542	351,567
Taxes payable	815,811	305,305
Operating lease liabilities, current	23,859	55,847
Accrued expenses and other payables	701,263	466,838
TOTAL CURRENT LIABILITIES	9,180,601	18,174,880

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	72,537	106,180
Deferred government grants - noncurrent	309,943	403,745
TOTAL LIABILITIES	9,563,081	18,684,805

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 35,750,000 Ordinary Shares issued and outstanding as of September 30, 2022 and September 30, 2021 , respectively	59,583	59,583
Additional paid-in capital	36,410,931	36,390,931
Statutory Reserve	3,118,542	2,857,121
Retained earnings	15,509,177	14,693,905
Accumulated other comprehensive loss	(2,046,091)	857,066
Total shareholders’ equity attributable to Qilian International	53,052,142	54,858,606
Noncontrolling interests	1,911,394	1,809,852
TOTAL EQUITY	54,963,536	56,668,458
TOTAL LIABILITIES AND EQUITY	64,526,617	75,353,263

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the year ended September 30
	2022	2021	2020
NET REVENUE	$64,855,025	$57,099,884	$50,033,200

COST OF REVENUE	58,627,728	51,461,354	42,494,047

GROSS PROFIT	6,227,297	5,638,530	7,539,153

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,125,294	3,250,485	2,728,009

INCOME FROM OPERATIONS	2,102,003	2,388,045	4,811,144

Other income (expenses)
Interest income (expense), net	24,860	(57,671)	(242,877)
Investment income (loss)	(812,804)	462,014	57,984
Grant income	413,717	564,098	1,082,053
Other income (expense)	(167,217)	6,791	97,045
Total Other income (expense)	(541,444)	975,232	994,205

INCOME BEFORE INCOME TAX PROVISION	1,560,559	3,363,277	5,805,349

PROVISION FOR INCOME TAXES	194,302	255,133	864,908

NET INCOME	1,366,257	3,108,144	4,940,441

Less: net income (loss) attributable to non-controlling interest	289,564	(44,724)	(123,269)

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$1,076,693	$3,152,868	$5,063,710

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(3,091,179)	1,560,381	1,263,140
COMPREHENSIVE INCOME (LOSS)	(1,724,922)	4,668,525	6,203,581
Less: comprehensive income (loss) attributable to non - controlling interests	101,542	56,590	(1,303)
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	(1,826,464)	4,611,935	6,204,884
Earnings per ordinary share - basic and diluted	$0.03	$0.09	$0.17
Weighted average ordinary shares - basic and diluted	35,750,000	34,089,286	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Changes in Equity

						Accumulated Other
	Ordinary Shares		Additional			Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Statutory Reserve	Income (Loss)	Equity	Interests	Equity
Balance at September 30, 2020	30,000,000	$50,000	$12,252,077	$12,197,372	$2,200,786	$(602,001)	$26,098,234	$2,743,273	$28,841,507
Ordinary share issued in initial public offering, net of issuance cost	5,750,000	9,583	23,855,502				23,865,085		23,865,085
Net income for the year				3,152,868			3,152,868	(44,724)	3,108,144
Acquisition of Noncontrolling interest			283,352				283,352	(990,011)	(706,659)
Appropriation for statutory reserve				(656,335)	656,335		—		-
Foreign currency translation adjustment						1,459,067	1,459,067	101,314	1,560,381
Balance at September 30, 2021	35,750,000	$59,583	$36,390,931	$14,693,905	$2,857,121	$857,066	$54,858,606	$1,809,852	$56,668,458
Net income for the year				1,076,693			1,076,693	289,564	1,366,257
Stock based compensation			20,000				20,000		20,000
Appropriation for statutory reserve				(261,421)	261,421		—		—
Foreign currency translation adjustment						(2,903,157)	(2,903,157)	(188,022)	(3,091,179)
Balance at September 30, 2022	35,750,000	$59,583	$36,410,931	$15,509,177	$3,118,542	$(2,046,091)	$53,052,142	$1,911,394	$54,963,536

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Cash flows

	For the year ended September 30
	2022	2021	2020
Cash flows from operating activities:
Net Income	$1,366,257	3,108,144	4,940,441
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of the Right-of-use assets	22,451	62,410	62,410
Stock based compensation	20,000	—	—
Depreciation and amortization	1,224,672	1,201,229	1,105,588
Provision of doubtful accounts	(186,814)	(7,918)	188,095
Inventory reserve	444,894	92,059	(290,968)
Deferred tax expense	189,838	(46,187)	(86,495)
Unrealized loss (gain) from available-for-sale securities	853,000	(323,400)	—
Investment income	(40,196)	(69,494)	(57,984)
Loss from assets disposal	8,755	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,027,671	(545,175)	(660,667)
Bank acceptance notes receivable	8,744,826	387,673	(5,583,925)
Inventories	2,230,723	46,801	1,402,620
Advances to suppliers	41,869	(855,977)	498,378
Other current assets	(1,198,646)	(1,020,875)	125,261
Accounts payable	(805,443)	2,015,833	613,339
Advance from customers	(1,827,461)	(1,221,897)	1,461,407
Advance from customers - related parties	(17,066)	(17,467)	29,973
Deferred revenue	(275,963)	(407,563)	(314,238)
Tax payables	584,693	(1,142,721)	988,423
Accrued expenses and other payables	301,165	(897,496)	722,284
Operating lease liabilities	(55,036)	(12,945)	(67,928)
Net cash provided by operating activities	12,654,188	345,034	5,076,014

Cash flows from investing activities:
Purchase of property and equipment	(3,232,269)	(3,491,564)	(449,766)
Purchase of intangible assets	(26,683)	(1,810)	(8,798)
Proceeds from long term investment	—	—	82,972
Purchase of available-for-sale securities	—	(20,000,000)	—
Acquisition of non-controlling interest	—	(706,658)	—
Net cash used in investing activities	(3,258,953)	(24,200,032)	(375,592)

Cash flows from financing activities:
Proceeds from bank loans	3,204,541	—	7,135,009
Repayment of bank loans	(3,051,944)	(7,681,081)	(4,994,506)
Proceeds from (Repayment of) bank notes payable	(6,090,126)	7,804,778	—
Cash receipts from equity issuance, net of issuance cost	—	23,869,641	—
Net cash provided by (used in) financing activities	(5,937,529)	23,993,338	2,140,503

Effect of exchange rate change on Cash	(1,086,067)	601,903	431,765

Net increase in cash and cash equivalents	2,371,640	740,243	7,272,690
Cash, cash equivalent and restricted cash at beginning of period	12,607,373	11,867,130	4,594,440
Cash, cash equivalent and restricted cash at end of period	$14,979,013	12,607,373	11,867,130

Supplemental cash flow information
Cash paid for interest	$122,237	$152,499	$280,169
Cash paid for income taxes	$—	$820,972	$275,607
Operating lease right of use assets obtained in exchange of lease liabilities	$—	$—	$143,443

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

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Qilian International Trade (Chengdu) Co., Ltd. (“Qilian Chengdu”) and Qilian Shan International Trade (Hainan) Co., Ltd. (“Hainan Trading”), collectively the “WFOE”), which are wholly foreign-owned entities organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu’s variable interest entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”, or the “VIE”).

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered and paid capital of Gansu QLS was approximately $12.2 million as of September 30, 2022 and 2021. Over the years, Gansu QLS has established seven subsidiaries:

Ownership as of
September 30,
2022 and 2021
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.51%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%
Tibet Samen Trading Co., Ltd (“Samen”)	100%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)	79.51%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”) *	79.51%

* Rugao and Chongqing were incorporated as a wholly-owned subsidiary of Chengdu QLS in 2020 and 2021, respectively.

On May 20, 2019, Qilian International, through its WFOE, Qilian Chengdu, entered into a series of agreements with Gansu QLS and its shareholders, including an Exclusive Services Agreement, Call Option Agreement, Shareholders’ Voting Rights Proxy and Equity Pledge Agreement, Powers of Attorney, and the Spousal Consents (collectively “VIE agreements”). These contractual arrangements oblige Qilian Chengdu to absorb a majority of the risk of loss from Gansu QLS’s activities and entitle Qilian Chengdu to receive a majority of their residual returns. In essence, Qilian Chengdu has gained certain level of control over Gansu QLS. In addition, 99.214% of Gansu QLS’s shareholders have pledged their equity interest in Gansu QLS to Qilian Chengdu on September 30, 2022 and 2021, irrevocably granted Qilian Chengdu an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Qilian Chengdu. Through these contractual arrangements, Qilian Chengdu holds 99.214% of the variable interests of Gansu QLS on September 30, 2022 and 2021.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and VIE’s subsidiaries included in the Company, its subsidiaries, the VIE and VIE subsidiaries’ consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and VIE’s subsidiaries, and the Company and its subsidiaries are as follows:

	September 30,	September 30,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$10,027,168	$4,161,582
Restricted cash	659,779	2,140,016
Accounts receivable, net	815,022	1,733,306
Bank acceptance receivable	2,585,886	11,722,096
Inventories, net	8,879,486	12,495,831
Advances to suppliers, net	1,214,951	1,380,757
Other current assets	1,493,304	423,331
Total current assets	25,675,596	34,056,919
Property and equipment, net	9,361,862	9,041,995
Intangible assets, net	1,726,928	1,927,933
Long-term investment	617,570	639,466
Other long-term assets	172,911	188,913
Right of use assets-lease	86,584	118,154
Deferred tax assets	212,876	427,172
Total assets	$37,854,327	$46,400,552
LIABILITIES
Current liabilities:
Bank loans	$140,578	$—
Accounts payable	5,266,571	6,642,625
Advance from customers	556,418	2,467,296
Advance from customers - related parties	—	17,318
Bank notes payable	1,531,649	7,867,018
Deferred government grants - current	121,542	351,567
Taxes payable	825,301	371,325
Operating lease liabilities, current	23,859	55,847
Accrued expenses and other payables	701,263	466,188
Total current liabilities	9,167,181	18,239,184
Operating lease liabilities, long term	72,537	106,180
Deferred government grants - noncurrent	309,943	403,745
Total liabilities	9,549,661	18,749,109

	For the year ended
	September 30,
	2022	2021	2020
Net revenue	$64,468,807	$57,049,381	$46,731,913
Income from operations	$2,502,014	$2,370,647	$4,840,614
Net income	$2,752,212	$2,857,492	$4,936,357

	For the Year Ended
	September 30,
	2022	2021	2020
Net cash provided by operating activities	$12,901,270	$2,122,539	$4,131,468
Net cash used in investing activities	(1,153,972)	(1,781,618)	(5,648,762)
Net cash provided by (used in) financing activities	(5,937,529)	123,697	2,140,503
Effect of exchange rate on cash	(1,018,698)	343,759	275,566
Net increase in cash and cash equivalents	$4,791,071	$808,377	$898,775

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, impairment of intangible assets, and income taxes. Actual results could differ from those estimates.

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

The development and commercialization of new pharmaceutical products and fertilizers is highly competitive, and both industries currently are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company, its subsidiaries, the VIE and VIE’s subsidiaries will face competition with respect to the current and future pharmaceutical and fertilizer product candidates from major pharmaceutical and chemical companies in China. The Heparin and sausage casing products are made from livestock products, which are subjected to significant risks of the market supply of the raw materials.

Exchange Rate Risks

The WFOE, the VIE and VIE’s subsidiaries operate in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2022 and September 30, 2021, cash and restricted cash of $10,277,243 (RMB 73,107,168) and $7,305,799 (RMB 51,226,986), respectively, is denominated in RMB and is held in PRC.

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

Other Uncertainties

In early January of 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. China has experienced widespread economic disruption owing to the outbreak of the COVID-19 coronavirus and stringent government measures to contain it, including nationwide restricting access to provinces and cities, reducing agglomeration activities, and postponing non-essential business activates. The VIE and VIE’s subsidiaries shut down the manufacturing of all products, except Oxytetracycline, and stopped all distribution during February 2020. Almost all of the WFOE, the VIE and VIE subsidiaries’ suppliers and customers had different levels of business disruptions as well, therefore the WFOE,the VIE and VIE subsidiaries have experienced substantive diminutions in raw material supplies and such prices have increased significantly. The VIE and VIE’s subsidiaries have resumed manufacturing activities since February 27, 2020. Most production lines of the Company have been restored to normal production capacity. As of September 30, 2022, the COVID-19 coronavirus surged in China due to Omicron and Delta variants, business activities were not significantly affected and being interrupted to some extent. The extent of future impact to which the VIE and VIE’s subsidiaries’ operations or those of the third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China is still considered uncertain as COVID-19 continues to adversely affect the global economy and the potential for resurgences remain.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The cash and cash equivalent don’t have withdrawal restrictions.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable. The VIE is required to keep amounts equal to 30%-50% of the notes payable value on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes, the VIE is required to deposit the remainder to the escrow account to settle the bank notes payable. The notes payable is generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

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

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations in other income and expenses.

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

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

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

As of September 30, 2022 and 2021, the investment consisted of 20,000 units of the Fund. Such securities have been classified as available for sale securities. The private equity fund are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The NAV of the Fund was $19,470,400 and $20,323,400 as of September 30, 2022 and 2021, respectively. See Fair Value of Financial Instruments disclosure in this footnote.

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

Long-Term Investment

Investments in entity in which the Company, its subsidiaries, the VIE and VIE’s subsidiaries can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries initially record its investment at cost. The Company’s share of investee earnings or losses is recorded in our Consolidated Statements of Operations within Other income (expense). The Company’s interest in the net assets of the investees is included in the equity method investment on the consolidated balance sheets. The Company, its subsidiaries, the VIE and VIE’s subsidiaries evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company, its subsidiaries, the VIE and VIE’s subsidiaries subsequently adjust the carrying amount of the investment to recognize their proportionate share of each equity investee’s net income or loss into earnings after the date of investment, the adjustment of basis difference initially recognized and the other comprehensive income allocated to the Company from the investees.

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long-lived assets as of September 30, 2022 and September 30, 2021.

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

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 0.786% ownership interest in Gansu QLS, 20.49% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing as of September 30, 2022 and 2021.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30,	September 30,
	2022	2021
Gansu QLS	$237,397	$240,683
Chengdu QLS and subsidiaries	1,673,997	1,569,169
Total	$1,911,394	$1,809,852

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statements of operations and comprehensive income.

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

The contract liabilities are recorded on the consolidated balance sheets as advance from customers as of September 30, 2022 and September 30, 2021.

Refer to Note 15 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the year ended September 30, 2022, 2021 and 2020 were $76,299, $152,265, and $764,962, respectively. Grant income recognized for the year ended September 30, 2022, 2021 and 2020 were $352,262, $559,828 and $1,079,200, respectively, included in other income within the consolidated statements of operations and comprehensive income. As of September 30, 2022 and 2021, the deferred government grants were $431,485 and $755,312, respectively. The weighted average remaining periods for the government grant to be recognized were 3.96 years and 4.15 years, respectively.

Research and Development Expenses

The Company, its subsidiaries, the VIE and VIE’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the year ended September 30, 2022, 2021 and 2020, total research and development expense were approximately $1,224,344, $8,000 and $54,000, respectively, which were recorded in general and administrative expenses in the consolidated statements of operations and comprehensive income.

Advertising Cost

Advertising costs are expensed when incurred and are included in selling, general and administrative expense on the accompanying consolidated statements of operations. The Company incurred $166,064, $118,020 and $2,488 of advertising costs during the years ended September 30, 2022, 2021 and 2020, respectively. Advertising costs consist primarily of online marketing costs, such as advertising on social networking sites and e-mail marketing campaigns.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at September 30, 2022 and 2021.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended September 30, 2022 and 2021, 300,000 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the years ended September 30, 2022, 2021 and 2020.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2022, 2021 and 2020:

	For the Years ended September 30,
	2022	2021	2020
Numerator:
Net income attributable to ordinary shareholders	$1,076,693	$3,152,868	$5,063,710

Denominator:
Weighted-average number of ordinary shares outstanding – basic	35,750,000	34,089,286	30,000,000
Outstanding warrants	—	—	—
Potentially dilutive shares from outstanding options and warrants	—	—	—
Weighted-average number of ordinary shares outstanding – diluted	35,750,000	34,089,286	30,000,000
Earnings per share – basic	$0.03	$0.09	$0.17
Earnings per share – diluted	$0.03	$0.09	$0.17

Stock Based Compensation

The Company issued shares for its independent director for the service rendered. Stock-based compensation is estimated at the grant date based on the fair value of the shares and is recognized as expense over the requisite service period of the award. The Company recognizes compensation cost on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. The Company has elected to recognize forfeitures as incurred.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in currency other than U.S. Dollars are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

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

	September 30, 2022	September 30, 2021	September 30, 2020
Year-end spot rate	US$1=RMB 7.1135	US$1=RMB 6.4580	US$1=RMB 6.8033

Average rate	US$1=RMB 6.5532	US$1=RMB 6.5095	US$1=RMB 7.0077

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

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, advances to suppliers, other current assets, accounts payable, deferred government grants, advances from customers and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2022 and September 30, 2021, respectively. The Company’s estimates of the fair value of bank loans and notes payable and other liabilities (including current maturities) were classified as Level 2 in the fair value hierarchy.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2022 and 2021:

	As of	As of
	September 30,	September 30,
	2022	2021
Beginning balance	$20,323,400	$—
Fair value of investment in available-for-sale securities at inception	(853,000)	20,000,000
Change in fair value	—	323,400
Ending balance	$19,470,400	$20,323,400

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

As of September 30, 2022 and 2021, $10,277,243 and $7,305,799 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. Cash and cash equivalent of $1,001,568 and $1,073,196 were deposited at financial institutions in Hong Kong as of September 30, 2022 and 2021, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of September 30, 2022 and 2021, $3,700,202 and $4,228,173 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended September 30, 2022, two customers accounted for 11% and 11% of total revenue, respectively and one vendor accounted for 14% of total purchase. As of September 30, 2022, three major customer’s account receivable accounted for 61%, 13% and 11% of the total account receivable, respectively, and one vendor accounted for 18% of the total accounts payable outstanding.

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

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this standard update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination and require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This standard update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the standard is permitted, including adoption in an interim period. The Company has assessed the standard and concluded that this would only be applicable for acquisitions that the Company enters into prospectively only if the target company has contract assets and contract liabilities.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2022	September 30, 2021
Trade accounts receivable	$819,698	$1,945,719
Less: allowances for doubtful accounts	(4,373)	(212,413)
Accounts receivable, net	$815,325	$1,733,306

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2022	September 30, 2021
Raw materials	$4,575,964	$6,285,887
Work-in-progress	748,845	832,499
Finished goods	4,078,142	5,502,591
Inventory valuation allowance	(523,465)	(125,146)
Total inventory	$8,879,486	$12,495,831

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	September 30, 2022	September 30, 2021
Security deposits	$—	$327,104
Prepaid expense	88,727	84,428
Other receivables	1,470,448	14,090
Total other current assets	$1,559,175	$425,622

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	September 30, 2022	September 30, 2021
Property and Buildings	$11,848,216	$9,711,722
Machinery and equipment	18,275,500	19,594,986
Automobiles	586,630	689,651
Office and electric equipment	191,893	148,439
Subtotal	30,902,239	30,144,798
Construction in progress	1,198,759	2,020,457
Less: accumulated depreciation	(21,916,969)	(23,045,753)
Property and equipment, net	$10,184,029	$9,119,502

Depreciation expense was $1,172,644, $1,145,447 and $1,055,314 for the years ended September 30, 2022, 2021 and 2020 respectively. Certain properties and equipment have been pledged as collateral under the bank loan agreement as discussed in Note 9.

Construction in progress as of September 30, 2022 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

As of September, 30, 2022 and 2021, Qilian Chengdu made advance payments for property and buildings acquisition for $2,021,330 and 2,243,622, respectively, which was recorded in prepayments for property and equipment on the consolidated balance sheets.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2022	September 30, 2021
Land use rights	$2,313,861	$2,521,646
Software	39,832	43,875
License for drug manufacturing	56,231	61,939
Total	2,409,924	2,627,460
Less: accumulated amortization	(682,996)	(699,527)
Intangible assets, net	$1,726,928	$1,927,933

Amortization expense was $52,028, $55,782, and $50,274 for the years ended September 30, 2022, 2021 and 2020, respectively.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2023	$52,668
2024	52,668
2025	52,668
2026	52,668
2027	52,668
Thereafter	1,463,587
$1,726,928

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

Equity method investment consisted of the following:

	As of	As of
	September 30, 2022	September 30, 2021
Equity method investment:
Cost of equity method investment	463,907	510,994
Profit from equity method investment	208,255	188,605
Dividend Distribution received	(54,592)	(60,133)
Total long-term investment	$617,570	$639,466

The investment income attributable to the equity investment of $40,196, $69,494 and $32,093 for the years ended September 30, 2022, 2021 and 2020, respectively, were included in other income (expense) on the statements of operations and comprehensive income.

NOTE 9 – BANK LOANS

In May 2022, Gansu QLS entered into supply chain facility agreement (the “Facility Agreement” with China Construction Bank. The total credit limit under the Facility Agreement is RMB 30,000,000 (approximately $ 4.6 million). As of the date of the report, Gansu QLS utilized RMB 1,000,000 (approximately $ 0.2 million) of the credit limit, which will be due on March 23, 2023. The loans bear fixed interest rates of 3% per annum. The credit is secured by Gansu QLS’s buildings.

NOTE 10 – BANK NOTES PAYABLE

Bank notes payable are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed for payment and payable by the bank for their full face value. In addition, the banks usually require Gansu QLS to deposit a certain amount of cash (usually in the range of 30% to 50% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

Gansu QLS had bank notes payable of $1,531,649 and $7,867,018 to China Zheshang Bank (“CZB”) as of September 30, 2022 and 2021, respectively. The notes have due date from November 2022 to March 2023. The notes of $1,531,649 outstanding as of September 30, 2022 have been fully repaid on the due date before the issuance of this report.

As of September 30, 2022 and 2021, $659,779 and $2,140,016 in cash deposits were held by banks as a security deposit for the notes payable, and recorded as restricted cash on consolidated balance sheets.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region, Qilian Chengdu and Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2022, 2021 and 2020. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the years ended September 30, 2022, 2021 and 2020.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2022 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, which is further reduced to 25% starting from January 2022 and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%, or 5% under the further reduced rate starting from January 2022. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s affiliated entities other than Qilian Chengdu, Gansu QLS and Chengdu QLS met the criteria of small-scale and low-profit enterprises.

Income before income taxes is derived from the following jurisdiction:

	For the year ended
	September 30,
	2022	2021	2020
China	$2,936,530	$3,252,583	$5,805,349
Cayman Islands	(1,375,971)	110,694	—
Total	$1,560,559	$3,363,277	$5,805,349

Significant components of the provision for income taxes were as follows:

	For the year ended
	September 30,
	2022	2021	2020
Current income taxes	$4,464	$301,320	$951,403
Deferred income taxes	189,838	(46,187)	(86,495)
Total	$194,302	$255,133	$864,908

The impact of these tax holidays decreased our taxes by $171,217, $458,163 and $603,091 for the years ended September 30, 2022, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share was $0.006, $0.013 and $0.020 for the years ended September 30, 2022, 2021 and 2020, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Temporary differences and carryforwards of the Company, its subsidiaries, the VIE and VIE’s subsidiaries that created significant deferred tax assets and liabilities are as follows:

	As of	As of
	September 30, 2022	September 30, 2021
Deferred tax assets:
Allowance for doubtful accounts and inventory provision	$82,111	$51,122
NOL Carryforwards	79,588	262,701
Deferred government grants	51,177	113,297
Total deferred tax assets	$212,876	$427,120

The Company, its subsidiaries, the VIE and VIE’s subsidiaries periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Based upon management’s assessment of all available evidence, there was no valuation allowance provided as of September 30, 2022 and 2021. The Company’s NOL carryforwards will begin to expire in 2026 and fully expire in 2027.

All of the tax returns of WFOE, VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities for five years from the date of filing. The eligibility of favorable income tax rate is also subject to review by tax authority.

The following table reconciles the statutory rates to the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ effective tax rate:

	For the year ended
	September 30,
	2022	2021	2020
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	(11)%	(13.6)%	(10.5)%
Permanent difference	(1.6)%	(3.8)%	0.4%
Effective tax rate	12.5%	7.6%	14.9%

(b)Taxes Payable

The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ taxes payable consists of the following:

	September 30,	September 30,
	2022	2021
VAT tax payable	$556,022	$64,129
Corporate income tax payable	142,255	148,204
Business and other taxes payable	117,534	92,972
Total	$815,811	$305,305

NOTE 12 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIE and VIE’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2022, 2021 and 2020, the VIE and VIE’s subsidiaries made sales to affiliated companies in the amount of $122,189, $31,587, $10,134, respectively. There were no purchases in the respective periods. As of September 30, 2022 and 2021, the VIE and VIE’s subsidiaries had advance from affiliated company for $8,740, and $17,318, respectively, which is due on demand.

NOTE 13 – LEASE

As of September 30, 2022, the VIE and VIE’s subsidiaries have one factory lease with expiration date through December 2025. For the years ended September 30, 2022, 2021 and 2020, the lease expenses were $63,480, $109,346 and $71,826, respectively. Balance sheet information related to the VIE and VIE’s subsidiaries’ operating leases as of September 30, 2022 and 2021 was as follows:

	As of	As of
	September 30,	September 30,
	2022	2021
Operating Lease Assets:
Operating Lease right of use asset	$86,584	$118,154
Total operating lease assets	86,584	118,154
Operating lease obligations:
Current operating lease liabilities	23,859	55,847
Non-current operating lease liabilities	72,537	106,180
Total Lease liabilities	$96,396	$162,027

Remaining Lease Term Operating Lease	3.25 years	2.07 years
Discount rate	5.5%	5.5%

Lease liability maturities as of September 30, 2022, are as follows:

Operating,
lease
2022	28,116
2023	28,116
2024	28,116
2025	21,087
Total minimum lease payments	$105,435
Less: Imputed interest	(9,039)
Total	$96,396

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

Stock Based Compensation

As of September 30, 2022, the Company was obligated to issue shares with $20,000 to its former independent directors. The expense was recorded as selling, general and administrative expense.

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

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing July 10, 2021 and expiring on January 10, 2026. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2022, 300,000 underwriter warrants were issued and outstanding (none of the warrants has been exercised as of the date).

Statutory Reserve

WFOE, VIE and VIE’s subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the voluntary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2022 and September 30, 2021, the balance of statutory reserve was $3,118,542 and $2,857,121, respectively.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2022, 2021 and 2020, respectively:

	For the year ended September 30, 2022
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$40,305,988	$1,088,570	$23,460,467	$64,855,025
Cost of revenue	36,210,950	760,030	21,656,748	58,627,728
Gross profit	$4,095,038	$328,540	$1,803,719	$6,227,297
Depreciation and amortization	$963,457	$48,804	$212,412	$1,224,673
Capital expenditures	$1,882,198	$91,029	$1,259,042	$3,232,269

	For the year ended September 30, 2021
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$33,451,159	$486,171	$23,162,554	$57,099,884
Cost of revenue	28,362,016	463,738	22,635,600	51,461,354
Gross profit	$5,089,143	$22,433	$526,954	$5,638,530
Depreciation and amortization	$951,015	$47,194	$203,020	$1,201,229
Capital expenditures	$3,321,629	$46,169	$125,576	$3,493,374

	For the year ended September 30, 2020
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$32,602,384	$701,701	$16,729,115	$50,033,200
Cost of revenue	25,004,712	304,670	17,184,665	42,494,047
Gross profit	$7,597,672	$397,031	$(455,550)	$7,539,153
Depreciation and amortization	$886,323	$38,792	$180,473	$1,105,588
Capital expenditures	$377,953	$33,914	$37,898	$449,765

	September 30,	September 30,
	2022	2021
Total Assets
Oxytetracycline & Licorice products and TCMD	$50,690,503	$60,786,870
Fertilizer	$2,613,859	$2,540,189
Heparin products and Sausage casing	$11,222,255	$12,026,204
Total	$64,526,617	$75,353,263

NOTE 16 – COMMITMENTS

On July 5, 2021, The Company entered into an Investment Agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). The Company would invest and construct factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. A total of $7.1 million (RMB 50 million) construction contracts has been signed for this project, the Company’s obligation shall be satisfied during the process of construction.

As of September 30, 2022, $2.7 million (RMB 18.9 million) has been paid and the Company paid $1.3 million (RMB 9.0 million) through the issuance of the consolidated financial statements. The Company has commitment to pay $2.1 million (RMB 15.2 million) up to September 30, 2023.

NOTE 17 – SUBSEQUENT EVENTS

As part of the “Company’s efforts to optimize its corporate structure, on December 1, 2022, Qilian Chengdu and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Qilian Chengdu and Gansu QLS. As a result of the aforementioned termination, Qilian Chengdu will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Hainan Trade, a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Ltd, entered into a certain exclusive service agreement with Gansu QLS (the “Hainan Exclusive Service Agreement”), through which Hainan Trade obtained contractual control over Gansu QLS.The Service Termination Agreement and Hainan Exclusive Service Agreement do not change the controlling financials interest the Company has within Gansu QLS, thus Gansu QLS is still considered as a VIE of the Company. The Company does not expect any accounting impact from the changes as described.

On February 16, 2023, the Company declared a one-time special cash dividend of $0.05 per ordinary shares, payable on or about March 6, 2023, to shareholders of record as of February 28, 2023.

As of September 30, 2022, the Company made RMB 10,000,000 (approximately $1.4 million) deposits for the land use right purchase. The purchase has been closed in March 2023.

The Company’s management reviewed all material events that have occurred after the balance sheet date through April 19, 2023 on which these financial statements were issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the financial statements.