Form 20-F
period 2023-09-30
Qilian International Holding Group Ltd
filed 2024-02-15
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

An aggregate of 35,750,000 ordinary shares, par value $0.00166667 per share, as of September 30, 2023.

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

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to Qilian International’s two subsidiaries through equity ownership, along with Gansu QLS (the “VIE”) and the VIE’s subsidiaries, which Qilian International does not own through equity ownership;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.71% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan but including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which Qilian International controls via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Hainan Trade” are to Qilian Shan International Trade (Hainan) Co., Ltd., a limited liability company organized under the laws of the PRC and is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ordinary Shares” are to the ordinary shares, par value US$0.00166667 per share, issued by Qilian International;
●	“Qilian HK” are to Qilian International’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian International” are to Qilian International Holding Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;
●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;

●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which was 100% owned by Gansu QLS. Samen was dissolved in June 2023;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;
●	“VIE Agreements” are to a series of contractual arrangements, including Exclusive Service Agreement, as amended on August 27, 2019 and later terminated and replaced by Hainan Exclusive Service Agreement on December 1, 2022, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” “Parent,” or “the Company” are to Qilian International;
●	“WFOE” or “PRC Subsidiary” are to Qilian International Trade (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth;
●	“Zhongqiao” are to Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd., a limited liability company organized under the laws of the PRC, which is a 51% subsidiary of Hainan Trade; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$Exchange Rate	2023	2022	2021
At the end of the year - RMB	RMB7.2960 to $1.00	RMB7.1135 to $1.00	RMB6.4580 to $1.00
Average rate for the year - RMB	RMB7.0533 to $1.00	RMB6.5532 to $1.00	RMB6.5095 to $1.00

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

Qilian International has been advised by Gansu Quanyi Law Firm, our PRC counsel that as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities (the WFOE, the VIE and its subsidiaries) were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and Qilian International inadvertently concluded that relevant permissions or approvals were not required or that Qilian International did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

For the year ended September 30, 2023, cash flow from VIE to WFOE includes payment of $39,508 for net payments for products sales and purchase. For the year ended September 30, 2022, cash flow from WFOE to VIE includes proceeds from repayment of loan of $762,986, interest payment of $166,458 and net payment for product sales and purchase of $209,064. For the year ended September 30, 2021, cash flow from WFOE to VIE includes proceeds from repayment of loan of $768,108 and net proceeds from product sales and purchase of $1,263,906, and $117,656 for interest payment.

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

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of and for the years ended September 30, 2023, 2022 and 2021.

Selected Condensed Consolidating Statements of Operations Information

	For the year ended September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	(1,260,840)	46,471,478	1,260,840	46,471,478
Including: Service fee revenue (loss absorbed) from the VIE	—	—	(1,333,066)	—	1,333,066	—
Cost of revenues	—	—	3,255	44,716,729	—	44,719,984
Total operating expenses	649,697	—	307,155	2,143,901	1,260,840	4,361,593
Including: Service fee expense charged by the WFOE	—	—	—	(1,333,066)	1,333,066	—
Share of (loss) income of subsidiary (1)	(1,602,772)	(1,602,772)	—	—	3,205,544	—
Net income (loss)	(7,780,620)	(1,602,772)	(1,602,772)	(341,450)	3,205,544	(8,122,070)

	For the year ended September 30, 2022
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	7,440,476	64,468,807	(7,054,258)	64,855,025
Including: Service fee revenue from the VIE	—	—	2,730,580	—	(2,730,580)	—
Cost of revenues	—	—	4,268,747	58,682,658	(4,323,677)	58,627,728
Total operating expenses	522,923	—	318,236	6,014,715	(2,730,580)	4,125,294
Including: Service fee expense charged by the WFOE	—	—	—	2,730,580	(2,730,580)	—
Share of income of subsidiary(1)	2,720,596	2,720,596	—	—	(5,441,192)	—
Net income	3,050,625	2,720,596	2,720,596	21,632	(7,147,192)	1,366,257

	For the year ended September 30, 2021
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	8,029,035	57,049,381	(7,978,532)	57,099,884
Including: Service fee revenue from the VIE	—	—	2,835,032	—	(2,835,032)	—
Cost of revenues	—	—	4,828,584	51,776,270	(5,143,500)	51,461,354
Total operating expenses	212,705	—	135,316	5,737,496	(2,835,032)	3,250,485
Including: Service fee expense charged by the WFOE	—	—	—	2,835,032	(2,835,032)	—
Share of income of subsidiary(1)	2,974,990	2,974,990	—	—	(5,949,980)	—
Net income	3,085,685	2,974,990	2,974,990	22,459	(5,949,980)	3,108,144

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	277,218	—	322,834	6,876,195	—	7,476,247
Amount due from the Parent/WFOE(2)	—	—	—	4,125,329	(4,125,329)	—
Total current assets	15,230,237	—	369,857	23,037,856	(4,125,329)	34,512,621
Service fee receivable from the VIE	—	—	11,091,165	—	(11,091,165)	—
Investment in subsidiary(3)	10,693,672	10,693,672	—	—	(21,387,344)	—
Other non-current assets	—	—	2,772,206	13,973,167	—	16,745,373
Total assets	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,549,536	—	(4,125,329)	—
Total current liabilities	575,793	—	3,539,555	6,670,120	(4,125,329)	6,660,139
Service fee payable to the WFOE	—	—	—	11,091,165	(11,091,165)	—
Other non-current liabilities	—	—	—	246,454	—	246,454
Total liabilities	575,793	—	3,539,555	18,007,739	(15,216,494)	6,906,593
Total equity	25,348,117	10,693,672	10,693,673	19,003,284	(21,387,345)	44,351,401
Total liabilities and equity	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994

	As of September 30, 2022
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	3,700,202	—	591,865	10,027,167	—	14,319,234
Amount due from the Parent/WFOE(2)	—	—	—	3,764,354	(3,764,354)	—
Total current assets	3,725,202	—	633,191	29,439,950	(3,764,354)	30,033,989
Service fee receivable from the VIE	—	—	12,424,231	—	(12,424,231)	—
Investment in subsidiary(3)	12,645,883	12,645,883	—	—	(25,291,766)	—
Other non-current assets	19,470,401	—	2,843,497	12,178,730	—	34,492,628
Total assets	35,841,486	12,645,883	15,900,919	41,618,680	(41,480,351)	64,526,617
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,241,620	—	(3,817,413)	—
Total current liabilities	575,793	—	3,255,036	9,167,185	(3,817,413)	9,180,601
Service fee payable to the WFOE	—	—	—	12,424,231	(12,424,231)	—
Other non-current liabilities	—	—	—	382,480	—	382,480
Total liabilities	575,793	—	3,255,036	21,973,896	(16,241,644)	9,563,081
Total equity	35,265,693	12,645,883	12,645,883	19,644,784	(25,238,707)	54,963,536
Total liabilities and equity	35,841,486	12,645,883	15,900,919	41,618,680	(41,480,351)	64,526,617

Selected Condensed Consolidating Cash Flows Information

	For the year ended September 30, 2023
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(635,467)	—	(268,752)	1,203,435	12,993	312,209
Net cash used in by investing activities	(1,000,000)	—	(29,347)	(3,700,105)	(12,993)	(4,742,445)
Net cash provided by (used in) financing activities	(1,787,517)	—	56,711	(1,190,278)	—	(2,921,084)

	For the year ended September 30, 2022
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided operating activities	(527,971)	—	280,889	12,901,270	—	12,654,188
Net cash (used in) provided by investing activities	—	—	(1,341,994)	(1,153,972)	(762,986)	(3,258,952)
Net cash provided by (used in) financing activities	—	—	(762,986)	(5,937,529)	762,986	(5,937,529)

	For the year ended September 30, 2021
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided operating activities	(217,260)	—	(1,560,244)	2,122,539	—	345,035
Net cash (used in) provided by investing activities	(20,000,000)	—	(2,226,099)	(1,781,618)	(192,315)	(24,200,032)
Net cash provided by (used in) financing activities	24,445,434	—	(768,108)	123,697	192,315	23,993,338

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2020	6,966,081
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,974,990
Effect of exchange rate	6,858
As of September 30, 2021	9,947,929
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,720,596
Effect of exchange rate	(22,641)
As of September 30, 2022	12,645,883
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	(1,602,772)
Effect of exchange rate	(349,439)
As of September 30, 2023	10,693,672

Notes

(1)	It represents the elimination of share of income by Qilian International from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among Qilian International, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.
(3)	As of September 30, 2023, the $4,125,329 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $3,316,379 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $233,157 of other payable to the VIE and its subsidiaries from WFOE.

As of September 30, 2022, the $3,622,971 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $3,047,178 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries.

(4)	It represents the elimination of the investments in Qilian HK by Qilian International, and investments in the WFOE by Qilian HK, respectively.

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

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our subsidiaries, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect Qilian International and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, , and thus, would reduce the time before our ordinary shares may be prohibited from trading or delisted.

●	On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Friedman LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Friedman LLP are located in Denver, Colorado and Manhattan, New York, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.
●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations. See “Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect Qilian International and its affiliated entities’ business, financial condition, and results of operations”.
●	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder Qilian International’s ability and the ability of any holder of Qilian International’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect Qilian International and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect Qilian International and its affiliated entities’ business and financial condition.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated on a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	Since our directors and executive officers own 77.45% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance. For more information, see page 47 under Risks Related to Our Ordinary Shares.

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

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.” The VIE and its subsidiaries conducts their business activities in China. We are a holding company and do not conduct any business activities. Qilian International Trade (Chengdu) Co., LTD, or WFOE, has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable us to exercise certain control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE when and to the extent permitted by PRC law. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.” We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIE and its subsidiaries because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. In fiscal years ended September 30, 2023, 2022, and 2021, the VIE and its subsidiaries contributed to 100% of our total revenues.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

Qilian International has been advised by Gansu Quanyi Law Firm, our PRC counsel, that as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities affiliated to us were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we inadvertently concluded that relevant permissions or approvals were not required or that we or our affiliated entities did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

The WFOE and the VIE and its subsidiaries need sufficient financing to implement their business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for their oxytetracycline products, fertilizer products and Heparin Sodium Preparations. The WFOE and the VIE and its subsidiaries will also need sufficient financing to materialize their future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $22.26 million in the next 3 years. Our inability to obtain sufficient additional financing would have a material adverse effect on the ability of the WFOE and the VIE and its subsidiaries to implement their business plans. As of September 30, 2023, we had cash and cash equivalents of approximately $7.5 million, total current assets of $34.5 million, and total current liabilities of $6.7 million. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support the WFOE and the VIE and its subsidiaries’ operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and the WFOE and the VIE and its subsidiaries’ operations may cease.

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

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2023, two customers represented approximately 15% and 14% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2022, two customers represented approximately 11% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the sales of the WFOE and the VIE and its subsidiaries, respectively. Since the WFOE and the VIE and its subsidiaries do not have long-term customer supply agreements with such large customers and rely primarily upon their goodwill and reputation to sustain the business relationship, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from the VIE or its subsidiaries.

The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2023, one vendor of the WFOE and the VIE and its subsidiaries accounted for 11% of the total purchases. For the fiscal year ended September 30, 2022, one vendor accounted for 14% of total purchase. For the fiscal year ended September 30, 2021, one of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 13% of the total purchases. If the WFOE and the VIE and its subsidiaries lose suppliers and are unable to swiftly engage new suppliers, their operations may be disrupted or suspended, and they may not be able to deliver hardware products to their customers on time. The WFOE and the VIE and its subsidiaries may also have to pay a higher price to source from a different supplier on short notice. While the WFOE and the VIE and its subsidiaries are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers or supplier merger targets in their desired timeline. As such, Qilian International and its affiliated entities’ results of operations may be adversely and materially impacted.

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

For the fiscal year ended September 30, 2023 and 2022, the COVID-19 pandemic has negatively impacted the WFOE and the VIE and its subsidiaries’ business operations. Specifically, the WFOE and the VIE and its subsidiaries’ production costs materially increased due to an increase in raw material prices. In addition, the market demand for some of the products of the WFOE and the VIE and VIE’s subsidiaries decreased, resulting in a decrease in market prices of these products. These two factors combined led to a decrease in our profit margin and a decrease in our net income for the fiscal year ended September 30, 2023 and 2022.

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

Since our directors and executive officers hold 77.45% of our Ordinary Shares, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Mr. Zhanchang Xin, our chairman of the board of directors and chief executive officer, is currently the beneficial owner of 13,839,000, or 38.71% of our outstanding Ordinary Shares, of which 5.14% are directly held by Ahanzhai Development Limited, an entity 100% owned by Mr. Xin. Ms. Haiping Shi, our chief financial officer, is currently the beneficial owner of 7,131,000, or 19.95% of our outstanding Ordinary Shares through Zhijiu Holdings Limited, an entity 100% owned by Ms. Shi. Mr. Dingqian Liu, our director, is currently the beneficial owner of 6,717,000 Ordinary Shares, or 18.79% of our outstanding Ordinary Shares. Mr. Liu indirectly holds these shares through GandiKang Holdings Limited, an entity 100% owned by Mr. Dingqian Liu. They have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They are expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares, or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

The Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, may not be subject to all these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to follow home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2024. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

However, the recent developments would add uncertainties to our and the VIE and its subsidiaries’ operations and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

On August 11, 2023, Zhongqiao was established as a limited liability company organized under the laws of the PRC. Hainan Trade owns 51% equity interests of Zhongqiao. The remaining 49% equity interests are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC company controlled by Yuchang Xin, the brother of Zhanchang Xin, our Chief Executive Officer and Chairman of the Board.

On November 27, 2023, we applied to transfer our Ordinary Shares to The Nasdaq Capital Market (the “Capital Market”), as allowed under the Nasdaq Listing Rules. On December 13, 2023, the transfer from The Nasdaq Global Market to the Capital Market was approved. Effective at the opening of business on December 15, 2023, our Ordinary Shares were transferred to the Capital Market and continued to trade under the symbol “QLI”.

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
GandiKangHoldings Ltd.
Zhanchang Xin
Ahanzhai Development Co., Ltd.
public shareholders
19.95%
18.79%
33.57%
5.14%
22.55%
Qilian International Holdings Group Limited (Cayman)
100%
Qilian International (Hong Kong) Holdings Limited (Hong Kong)
Offshore
onshore
100%
100%
Qilian International Trade (Chengdu) Co., Ltd (PRC)
Qilianshan International Trade (Hainan) Co., Ltd (PRC)
VIE
51.282%
Zhanchang Xin 40%
other founders 46.82%
public shareholder 13.18%
Gansu Qilianshan Pharmaceutical Co., Ltd.(PRC)
Zhongqiao Youguan (Chengdu) E-commerce service Co., LTD*
100 %
100%
79.71%
100%
Jiuquan Ahan Biotechnology Co.,Ltd (PRC)
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (PRC)
Chengdu Qilianshan Biotechnology Co., Ltd.(PRC)*
Xizang Cangmen Trading Co.,Ltd (PRC)
100%
100%
Rugao Tianlu Livestock Products Co.Ltd (PRC)
Chongqing Shengfu Biological Technology Co.,Ltd (PRC)

*48.718% equity interests of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC entity that is controlled by Yuchang Xin, the brother of Zhanchang Xin, our Chief Executive Officer and chairman of the Board.

20.19% equity interests of Chengdu QLS are collectively owned by 49 individual shareholders, none of whom is an affiliate of the Company.

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

B. Business Overview

Overview of our Company

Qilian International Holding Group Limited (“Qilian International”) is not an operating company but a Cayman Islands holding company. Qilian International’s operations are conducted through contractual arrangements with the VIE based in China. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of businesses, and we therefore rely on the VIE to operate these businesses in China. Qilian International Holding Group Limited does not own equity interest in the VIE or its subsidiaries. For a summary of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company — Our Holding Company Structure and Contractual Arrangements — Contractual Arrangements between WFOE and Gansu QLS.” Investors in our Ordinary Shares thus are not acquiring equity interest in our operating entities in China but instead are acquiring interest in a Cayman Islands holding company.

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

Qilian International has been advised by Gansu Quanyi Law Firm, our PRC counsel, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities affiliated to us were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we or our affiliated entities inadvertently concluded that relevant permissions or approvals were not required or that we or our affiliated entities did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

In addition, trading in Qilian International’s securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist Qilian International’s securities. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditors, independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors are located in Denver, Colorado and Manhattan, New York, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

For the year ended September 30, 2023, cash flow from VIE to WFOE includes payment of $39,508 for net payments for products sales and purchase. For the year ended September 30, 2022, cash flow from WFOE to VIE includes net proceeds used for product sales and purchase of $272,527. For the year ended September 30, 2021, cash flow from WFOE o VIE includes proceeds from repayment of loan of $768,108 and net proceeds from product sales and purchase of $1,263,906, and $117,656 for interest payment.

On February 16, 2023, we issued a press release to announce that its board of directors had declared a one-time special cash dividend of $0.05 per each ordinary share. The dividend was paid on or about March 6, 2023 to shareholders of record as of February 28, 2023.

Except for the aforementioned dividend distribution in 2023, we have not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary or VIE to our holding company. We do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Ordinary Shares — We do not intend to pay dividends for the foreseeable future.”

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

Gansu QLS introduced Gan Di Xin® to the Chinese market in 2004. Gan Di Xin® has enjoyed growing popularity in recent years due to its easy administration method, strong efficacy, and soothing taste. Gansu QLS sold approximately 2.99 million pieces for year ended September 30, 2023. Gan Di Xin® was awarded “Famous Trademark of Gansu Province” in 2011 by the Gansu Famous Brand Strategy Promotion Committee of the Gansu government. Gan Di Xin® was also awarded “China Chemical and Pharmaceutical Industry’s Excellent Product Brand” in 2013 by the China Chemical Pharmaceutical Industry Association, China Pharmaceutical Business Association, China Non-Prescription Drug Association, and China Pharmaceutical Enterprise Development and Promotion Association. Currently, Gansu QLS sells Gan Di Xin® in more than 20 provinces in China.

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

Distribution and Marketing of Products

The products of the WFOE and the VIE and VIE’s subsidiaries are sold in more than 20 provinces nationwide to their qualified distributors, dealers and corporate customers. Currently, there are 5 corporate customers buying Chengdu QLS’s heparin product throughout China, 11 corporate customers buying Chengdu QLS’s sausage casings throughout China, 2 distributors and 32 dealers buying Moshangfa’s fertilizer products throughout China, 30 distributors and two dealers buying Gansu QLS’s oxytetracycline API throughout China, and 189 distributors and one dealer buying Gansu QLS’s oxytetracycline tablets and licorice products throughout China. A qualified distributor is a merchant with a pharmaceutical business qualification certificate, awarded and authorized by the NMPA. The WFOE and the VIE and its subsidiaries intend to engage more qualified distributors and dealers in order to strengthen their distribution network.

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

Customers

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2023, two customers represented approximately 15% and 14% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2022, two customers represented approximately 11% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2021, three customers represented approximately 11%, 11% and 10% of the sales of the WFOE and the VIE and its subsidiaries, respectively. While we believe that one or more of the major customers of the WFOE and the VIE and VIE’s subsidiaries could account for a significant portion of their sales for the foreseeable future, we anticipate that the customer base of the WFOE and the VIE and its subsidiaries will continue to expand and that they will become less dependent on major customers.

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

For the fiscal year ended September 30, 2023, one vendor of the WFOE and the VIE and its subsidiaries accounted for 11% of the total purchases. For the fiscal year ended September 30, 2022, one vendor accounted for 14% of total purchase. For the fiscal year ended September 30, 2021, one of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 13% of the total purchases.

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

Qualifications

Qualifications	Individual or Entity Qualified	Agency	Issue Date	Expiration Date
National Permit for Industrial Products Manufacturers	Moshangfa	Gansu Provincial Bureau of Quality and Technical Supervision	January 2018	August 5, 2026 (1)
Production Permit for Disinfection Product Manufacturers	Ahan	Gansu Provincial Health and Family Planning Commission	June 2017	June 14, 2025 (2)
China’s High-tech Enterprise Certificate	Gansu QLS	Gansu Provincial Department of Science and Technology, Gansu Provincial Department of Finance, Gansu Provincial Department of Taxation, Gansu Provincial Local Taxation Bureau	October 2017	October 2026 (3)
Pollutant Discharge Permit	Gansu QLS	Jiuquan City Environmental Protection Bureau	December 2017	December 28, 2025 (4)
Gansu Province Fertilizer Official Registration Certificate	Moshangfa	Gansu Provincial Agriculture and Animal Husbandry	December 2017	December 31, 2022
Pharmaceutical Production License	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2018	December 29, 2025 (5)
Fertilizer Registration Certificate for Xiongguan® Organic Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025
Fertilizer Registration Certificate for Xiongguan® Organic-Inorganic Compound Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025

Notes:

(1)	The original permit was valid until September 20, 2021. This permit was renewed on September 27, 2021.
(2)	The original permit was valid until May 31, 2021. This permit was renewed on June 15, 2021.
(3)	The certificate was valid for three years. Gansu QLS’s renewal request was approved in October 2023.
(4)	The original permit was valid for three years. Gansu QLS’s renewal request was approved in February 2021.
(5)	The original license expired in February 2021. Gansu QLS’s renewal request was approved in February 2021.

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

Gansu QLS currently holds 21 patents in China. Gansu QLS’s current Chinese issued patents expire at various times from 2026 through 2029. Chengdu QLS currently holds eight patents in China, all of which expire in 2029. Gansu QLS currently has two patent applications pending in China. Moshangfa currently has three patent applications pending in China. Our WFOE and VIE and its subsidiaries have exclusive rights to utilize the processes issued patent rights within the valid term. As for other products of the WFOE and the VIE and its subsidiaries and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, our WFOE and VIE and its subsidiaries are able to utilize such technology information without need to obtain any patent license. And the WFOE and the VIE and its subsidiaries do not violate existing patent rights of any other party.

The following table sets forth a brief description of the Company’s issued and pending patents in China, including their respective publication numbers, application filing date, issue date, expiration date and title.

Patent Number	File Date	Issue Date	Expiration Date*	Title	Status
ZL 200410030776.4	April 9, 2004	October 25, 2006	October 25, 2026	Purification, thin-film coating and inclusion technology for the manufacturing of Gan Di Xin®.	Effective
ZL 201521133480.5 **	December 30, 2015	June 22, 2016	June 22, 2026	A dust removal process.	Effective
ZL 201521133504.7 **	December 30, 2015	August 24, 2016	August 24, 2026	A device for processing oxytetracycline residue.	Effective
ZL 201521129906.X **	December 31, 2015	June 29, 2016	June 29, 2026	A treatment system for waste-water residues.	Effective
ZL 201521133522.5 **	December 30, 2015	August 10, 2016	August 10, 2026	Double-effect concentrator.	Effective
ZL 201621459387.8 **	December 28, 2016	July 7, 2017	July 7, 2027	A new type of oxytetracycline fermenter.	Effective
ZL 201621454988.X **	December 28, 2016	July 7, 2017	July 7, 2027	A traditional Chinese medicine extracting device for ulcerative colitis treatments.	Effective
ZL 201621464545.9 **	December 28, 2016	August 25, 2017	August 25, 2027	An insecticide spraying device for vegetables.	Effective
201822114750.8**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline residue neutralizer.	Effective
201822114757.X**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline crystallization mother liquor retriever.	Effective
ZL 201920537937.0 **	April 19, 2019	March 10, 2020	April 19, 2029	A Chinese medicine extraction device	Effective
ZL 201920726585.3 **	May 12, 2019	March 10, 2020	May 21, 2029	A medicine grinding machine	Effective
201921243962.4**	August 2, 2019	April 14, 2020	August 2, 2029	An air dying system for oxytetracycline production	Effective
201921244754.6**	August 2, 2019	April 14, 2020	August 2, 2029	A dryer for organic fertilizers production	Effective
ZL 201921607930.8**	September 25, 2019	June 9, 2020	September 24, 2029	A centrifuge for extracting heparin sodium with high speed	Effective
ZL201921596241.1**	September 24, 2019	July 24, 2020	September 23, 2029	A centrifuge for extracting heparin sodium with low speed	Effective
ZL201921610887.0**	September 26, 2019	July 7, 2020	September 25, 2029	A mixing device for preparing ground pig lung mixture	Effective
ZL201921595043.3	September 24, 2019	June 9, 2020	September 23, 2029	A multi-layer separation device for extracting heparin sodium	Effective
ZL201921596218.2	September 24, 2019	June 9, 2020	September 23, 2029	A reactor heater for extracting heparin sodium	Effective
ZL201921606629.5	September 25, 2019	June 9, 2020	September 24, 2029	A filter and separation device for extracting heparin sodium	Effective
ZL201921610868.8	September 26, 2019	June 9, 2020	September 25, 2029	A processing device for extracting heparin sodium from pig intestines with high efficiency	Effective
ZL201921606671.7	September 25, 2019	June 9, 2020	September 24, 2029	A separation device for extracting heparin sodium	Effective
202222729749.2**	October 24, 2022	February 21, 2023	October 23, 2032	An integrated pretreatment system for raw material pharmaceutical production wastewater	Effective
20222728433.1**	October 24, 2022	March 10, 2023	October 23, 2032	A brine cooling system supporting the liquid tank of the oxytetracycline extraction process	Effective
20222282670**	February 28, 2023	April 18, 2023	February 7, 2033	A crushing device for the production and preparation of traditional Chinese medicine	Effective
2022230358383**	February 28, 2023	April 21, 2023	February 7, 2033	A test bench for biopharmaceutical laboratories	Effective
2022229708935**	February 28, 2023	April 21, 2023	February 7, 2033	A crusher for biopharmaceuticals	Effective
2022230344003**	February 28, 2023	April 28, 2023	February 7, 2033	An easy-to-clean stirring device for biopharmaceuticals	Effective
201921244766.9**	August 2, 2019	August 14, 2020	August 1, 2029	A filter for producing liquor rice extract.	Effective
201822121674.3	December 18, 2018.		PENDING	A sterilization filter for oxytetracycline fermentation liquid
201910713025.9	August 2, 2019		PENDING	Processing technology for bio-organic fertilizer.
201910713063.4	August 2, 2019		PENDING	Processing technology for potassium humate flush fertilizers
201910712340.X	August 2, 2019		PENDING	Processing technology for sunflower organic fertilizers.
*

Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing the WFOE and the VIE and its subsidiaries’ patents will not dispute the expiration dates of their patents or that they will be successful in defending against such disputes.

**	Utility model patents

Gansu QLS currently has seven trademarks in China. Gansu QLS’s current trademarks in China expire at various times from 2020 through 2030. Moshangfa currently has two trademarks in China. Chengdu QLS currently has one trademark in China. Gansu QLS, Moshangfa and Chengdu QLS currently does not have any trademarks applications pending in China.

Trademark Number	Issue Date	Expiration Date*	Trademark Title
6084468	February 14, 2010	February 13, 2030	祁连山 (Qilian Shan)**
3792776	March 14, 2006	March 13, 2026	甘帝欣 (Gan Di Xin)
13679211	March 7, 2015	March 6, 2025	沙门果 (Shamen Guo)
13679213	March 7, 2015	March 6, 2025	甘帝康 (Gan Di Kang)
13679212	March 7, 2015	March 6, 2025	阿含 (Ahan)
22534753	April 7, 2018	April 6, 2028	阿含斋 (Ahan Zhai)
20810590	September 21, 2017	September 20, 2027	陌上发 (Moshangfa)
10336012	February 28, 2013	February 27, 2033	雄关 (Xiongguan)***
27770670	November 14, 2018	November 13, 2028	猪小常 (Zhuxiaochang)
37873604	March 7, 2020	March 6, 2030	祁連國際 (Qilian Guoji)
*

Trademark expiration dates are routinely subject to dispute in trademark infringement actions. No assurance can be given that third parties infringing the WFOE and the VIE and its subsidiaries’ trademark will not dispute the expiration dates of their trademarks or that they will be successful in defending against such disputes.

**

The original expiration date of this trademark was on February 13, 2020. Gansu QLS submitted a trademark renewal request for 祁连山 (Qilian Shan) to the China National Intellectual Property Administration (“CNIPA”) in July 2019. On February 14, 2020, the CNIPA approved the renewal request for 祁连山 (Qilian Shan) and Gansu QLS obtained a registration certificate for the renewal of such trademark.

***

The original expiration date of this trademark was on February 17, 2023. Moshangfa submitted a trademark renewal request for 雄关 (Xiongguan) to the CNIPA in May 2022. On February 28, 2023, the CNIPA approved the renewal request for 雄关 (Xiongguan) and Moshangfa obtained a registration certificate for the renewal of such trademark.

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

R&D Achievements

The research and development activities of the WFOE and the VIE and its subsidiaries are project based and the number of projects they work on varies annually. As of September 30, 2023, the WFOE and the VIE and its subsidiaries had 17 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The director of the R&D department, Mr. Zhanchang Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Zhanchang Xin’s leadership, the R&D department of the WFOE and the VIE and VIE’s subsidiaries contributed to the following recent accomplishments:

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

Since the beginning of 2022, Gansu QLS, in an effort to improve the product quality of oxytetracycline raw materials, has implemented the “Quality Improvement Process for Oxytetracycline Injections” project. Gansu QLS has conducted a variety of researches based on the aforementioned project, including but not limited to, Vi-zyme Raw Materials, Nitrofurantoin Enteric-Coated Tablets, Pentyverine Citrate Tablets, and others. The Company believes that such research efforts will continue to improve the Company’s overall product quality, reduce production costs, enhance the Company’s independent research and development capabilities, and help develop new products. The Company believes that such research efforts will enhance its market competitiveness.

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

In addition, as of September 30, 2023, the WFOE and the VIE and its subsidiaries leased two properties as employee housing with a total area of approximately 226 square meters, all of which are in Sichuan Province. As of September 30, 2023, we had leased employee dormitories with a total area of approximately 226 square meters, all of which are in Sichuan Province. As of September 30, 2023, Chengdu QLS leases a production facility from a third-party lessor with an aggregate area of approximately 6,000 square meters for an annual rent of RMB200,000 (US$30,969), which Chengdu QLS sublet to Rugao for an annual rent of RMB200,000 (US$30,969). We believe that our, the VIE and its subsidiaries’ current facilities are adequate and suitable for their operations, but we or our affiliated entities may seek additional space as needed to accommodate future growth.

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

PRC Laws and Regulations on Intellectual Property Rights

Regulations on Trademarks

The Trademark Law of the PRC was adopted at the 24th meeting of the SCNPC on August 23, 1982. Four amendments were made on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019. The last amendment was implemented on November 1, 2019. The Regulations on the Implementation of the Trademark Law of the PRC were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the Trademark Law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. We and our affiliated entities are currently holding 10 registered trademarks in China and enjoy the corresponding rights.

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

Gansu QLS currently holds 21 patents and Chengdu QLS holds 8 patents, respectively, in China and enjoys the corresponding rights. In addition, Gansu QLS, Ahan and Moshangfa have separately filed two, one and three patent applications with the Patent Administration Department of the PRC. We and our affiliated entities have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for other products of the WFOE and the VIE and its subsidiaries and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we and our affiliated entities are able to utilize such technology information without need to obtain any patent license. To our knowledge, we and our affiliated entities do not violate the existing patent rights of any third party as of the date of this report.

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

Zhijiu Holdings Ltd.
GandiKangHoldings Ltd.
Zhanchang Xin
Ahanzhai Development Co., Ltd.
public shareholders
19.95%
18.79%
33.57%
5.14%
22.55%
Qilian International Holdings Group Limited (Cayman)
100%
Qilian International (Hong Kong) Holdings Limited (Hong Kong)
Offshore
onshore
100%
100%
Qilian International Trade (Chengdu) Co., Ltd (PRC)
Qilianshan International Trade (Hainan) Co., Ltd (PRC)
VIE
51.282%
Zhanchang Xin 40%
other founders 46.82%
public shareholder 13.18%
Gansu Qilianshan Pharmaceutical Co., Ltd.(PRC)
Zhongqiao Youguan (Chengdu) E-commerce service Co., LTD*
100 %
100%
79.71%
100%
Jiuquan Ahan Biotechnology Co.,Ltd (PRC)
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (PRC)
Chengdu Qilianshan Biotechnology Co., Ltd.(PRC)*
Xizang Cangmen Trading Co.,Ltd (PRC)
100%
100%
Rugao Tianlu Livestock Products Co.Ltd (PRC)
Chongqing Shengfu Biological Technology Co.,Ltd (PRC)

*48.718% equity interests of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC entity that is controlled by Yuchang Xin, the brother of Zhanchang Xin, our Chief Executive Officer and chairman of the Board.

20.19% equity interests of Chengdu QLS are collectively owned by 49 individual shareholders, none of whom is an affiliate of the Company.

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

On May 20, 2019 and November 20, 2020, we, through our wholly foreign-owned entity Chengdu Trade, entered into a series of contractual arrangements with Gansu QLS, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney. Pursuant to the VIE Agreements, WFOE provides Gansu QLS with technical support, consulting services and other management services and is entitled to receive 99.214% of Gansu QLS’ net profits, this percentage being the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of Gansu QLS. In addition, Gansu QLS’s shareholders have pledged 99.214% of their equity interests in Gansu QLS to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE.

To optimize its corporate structure, Chengdu Trade and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trade”), a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a series of VIE Agreements with Gansu QLS. The Service Termination Agreement and the new service agreement with Hainan Trade became effective on December 1, 2022.

Through the VIE Agreements, WFOE is deemed as the primary beneficiary of Gansu QLS for accounting purpose and is able to consolidate the VIE’s financial statements under the U.S. GAAP.

Based on the VIE Agreements, Gansu QLS is considered a VIE of Qilian Chengdu/Hainan Trade under U.S. GAAP. As the above entities were under common control before and after the execution of the VIE Agreements, the restructuring was accounted for as a reorganization of entities under common control and consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Thus, the financial results presented here include those of the VIE and the VIE’s subsidiaries from the first period presented. Refer to our Risk Factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Our net revenue for the year ended September 30, 2023 was $46.5 million, representing a decrease of $18.4 million, or 28%, from $64.9 million for the year ended September 30, 2022. Net loss attributable to our shareholders for the year ended September 30, 2023 was $7.8 million, representing a decrease of $8.9 million, or 823%, from $1.1 million net income attributable to our shareholders for the year ended September 30, 2022. Non-GAAP EBITDA (as defined below) for the year ended September 30, 2023 was $(6.9) million, representing a decrease of $9.6 million, or 348%, from $2.8 million for the year ended September 30, 2022. For additional information on EBITDA, please see the subsection “—EBITDA” below.

Key Indicators of the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP) (as defined below). The key measures that we use to evaluate the performance of our subsidiaries and VIE and its subsidiaries’ business are set forth below:

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

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

Non-GAAP Financial Measures-EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our subsidiaries and the VIE and its subsidiaries’ business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that our management considers relevant for the readers of our consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

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

COVID-19

The COVID-19 pandemic has significantly affected the economic and business activities within China. To contain the spread of the COVID-19 virus, the Chinese government has adopted restrictive measures such as city lockdowns, travel restrictions, and closures of business activities. Since December 2022, many businesses in China have resumed normal operations as government officials started to ease the restrictive measures.

The WFOE and the VIE and its subsidiaries’ manufacturing activities depend on a wide array of raw materials such as soybeans, corn starch, glycyrrhiza glabra plant, pig intestines, and many others. Therefore, they experienced substantive diminutions in raw material supplies due to the COVID-19 pandemic and ensuing lockdowns. For the year ended September 30, 2023, 2022 and 2021, as COVID-19 was under control in China, cost of raw material was relatively stable, compared to the drastic increase in 2020. The COVID-19 pandemic has caused significant uncertainty in global market and demand as well as the logistics and transportation. Although the WFOE and the VIE and its subsidiaries do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in the domestic markets, resulting in a decrease in selling prices of some of the WFOE and the VIE and its subsidiaries’ products and lower gross margin.

The extent of future impact of COVID-19 pandemic on the VIE and its subsidiaries’ operations or those of our third-party vendors and customers, including those customers that distribute to Europe and other jurisdictions outside of mainland China, is still uncertain, as the COVID-19 pandemic continues to adversely affect the global economy and the potential for resurgences remain.

Results of Operations for the years ended September 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2023	2022	Amount	%
Net revenue	$46,471,478	$64,855,025	$(18,383,547)	(28)%
Cost of revenue	44,719,984	58,627,728	(13,907,744)	(24)%
Gross profit	1,751,494	6,227,297	(4,475,803)	(72)%
Selling, general and administrative, research and development expenses	4,361,593	4,125,294	236,299	6%
Income from operations	(2,610,099)	2,102,003	(4,712,102)	(224)%
Interest income (expense)	99,190	24,860	74,330	299%
Other income (expense)	(5,391,995)	(566,304)	(4,825,691)	852%
Income (loss) before income tax provision	(7,902,904)	1,560,559	(9,463,463)	(606)%
Provision for income taxes	219,166	194,302	24,864	13%
Net income (loss)	(8,122,070)	1,366,257	(9,488,327)	(694)%
Less: net income (loss) attributable to noncontrolling interest	(341,450)	289,564	(631,014)	(218)%
Net income (loss) attributable to Qilian International Holding Group Limited	$(7,780,620)	$1,076,693	$(8,857,313)	(823)%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended
	September 30,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Oxytetracycline & licorice products and TCMD	$29,152,228	63%	$40,305,988	62%	$(11,153,760)	(28)%
Heparin products and sausage casing	$15,318,798	33%	$23,460,467	36%	$(8,141,669)	(35)%
Fertilizer	$2,000,452	4%	$1,088,570	2%	$911,882	84%
Total	$46,471,478	100.0%	$64,855,025	100.0%	$(18,383,547)	(28)%

Compared with net revenue for the year ended September 30, 2022, our net revenue decreased by $18.4 million, or 28%, for the year ended September 30, 2023, which was primarily attributable to a $11.2 million decrease in sales from Oxytetracycline & licorice products and TCMD, and a $8.1 million decrease in sales from heparin products and sausage casing, offset by $0.9 million increased sales from Fertilizer product.

Oxytetracycline & Licorice Products and TCMD

The sales of oxytetracycline products, licorice products and TCMD accounted for 95%, 5% and 0%, respectively, of this segment’s total sales for the year ended September 30, 2023, and 98%, 2% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2022. For the year ended September 30, 2023, the WFOE and the VIE and its subsidiaries’ sales translated into USD for oxytetracycline products, licorice products and TCMD decreased by approximately $11.2 million, or 28%, from approximately $40.3 million for the year ended September 30, 2022 to approximately $29.2 million for the year ended September 30, 2023. The decrease in sales in this segment is due to a decrease of oxytetracycline product for $11.8 million, offset by 0.7 million of increase from sales of licorice product. Due to the intense economic relation and trade conflicts between China and U.S, we have seen the significant decrease of demand of our oxytetracycline products from customers in the exporting industry. In 2023, the Company had to cease operation of the oxytetracycline manufacturing facility for two months in order to reduce inventory. Sales quantity decreased by 24% compared to 2022 and sales price decreased by 8%. In addition, with the ease of restrictive measures relating to the COVID-19, the Company decreased the sales price of licorice product by 6% in order to take the market shares. The pricing policy stimulated the sales significantly and increased the quantity sold by 155% compared to that of the year ended September 30, 2022.

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing decreased by $8.1 million, or 35%, from $23.5 million for the year ended September 30, 2022, to $15.3 million for the year ended September 30, 2023. Similar to oxytetracycline as described above, we experienced the significant decrease of demand for heparin product and sausage casing products from customers due to the intense trading relation with the U.S and European countries. At the same time, we did not see much increase of domestic consumption post COVID. In addition, commence from February 2023, heparin product became one of the centralized procurement medicine regulated by the PRC government which intensified the competition of the product in the market. Selling price was decreased by 28% and 7% from 2022 to September 2023 for heparin products and sausage casing respectively. Sales quantity increased by 9% for heparin products and decreased 9% for sausage casing from 2022 to 2023 respectively.

Fertilizer

Sales from fertilizer increased by $0.9 million, or 84%, from $1.1 million for the year ended September 30, 2022 to $2.0 million for the year ended September 30, 2023. For the fiscal year ended September 30, 2023, the sales are mainly made to governmental purchase program with higher price and large volume.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended
	September 30,		Changes
	2023	2022	Amount	%
Oxytetracycline & licorice products and TCMD
Net revenue	$29,152,228	$40,305,988	$(11,153,760)	(28)%
Cost of revenue	27,392,225	36,210,950	(8,818,725)	(24)%
Gross profit	$1,760,003	$4,095,038	$(2,335,035)	(57)%
Gross Margin	6.0%	10.2%	(4.2)%

Heparin products and sausage casing
Net revenue	$15,318,798	$23,460,467	$(8,141,669)	(35)%
Cost of revenue	16,267,458	21,656,748	(5,389,290)	(25)%
Gross profit	$(948,660)	$1,803,719	$(2,752,379)	(153)%
Gross Margin	(6.2)%	7.7%	(13.9)%

Fertilizer
Net revenue	$2,000,453	$1,088,570	$911,883	84%
Cost of revenue	1,060,302	760,030	300,272	40%
Gross profit	$940,151	$328,540	$611,611	186%
Gross Margin	47.0%	30.2%	16.8%

Total
Net revenue	$46,471,478	$64,855,025	$(18,383,547)	(28)%
Cost of revenue	44,719,984	58,627,728	(13,907,743)	(24)%
Gross profit	$1,751,494	$6,227,297	$(4,475,803)	(72)%
Gross Margin	3.8%	9.6%	(5.8)%

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for our oxytetracycline and licorice products and TCMD was $27.4 million for the year ended September 30, 2023, a decrease of $8.8 million, or 24%, from $36.2 million for the year ended September 30, 2022, which was primarily attributable to the decreased sales of the product as described above. Gross margin of our oxytetracycline and licorice products decreased from 10.2% to 6% primarily due to 1) selling price decreased because of the weak demand and over supply of product in the market as described in the revenue section above, and 2) cost per unit increased as the production was decreased, and allocation of fixed overhead cost increased. For the year ended September 30, 2023, the production of oxytetracycline decreased by 25%.

Heparin Products and Sausage Casings

Cost of revenue for our heparin products and sausage casings was $16.3 million for the year ended September 30, 2023, a decrease of $5.4 million, or 25%, from $21.7 million for the year ended September 30, 2022. This was primarily attributable to the decreased sales of $8.1 million, or 35%, for the year ended September 30, 2023 compared to the fiscal year ended September 30, 2022. The negative gross margin in this segment for the fiscal year 2023 was due to significant drop of selling price of heparin. As described above, the exporting demand was significant affected by the trading relation between China and the U.S and European countries. The supply exceeded the demand dramatically, which led to the decrease in the selling price. In addition, commence from February 2023, heparin product became one of the centralized procurement medicine by the PRC government which intensified the competition of the product in the market, leading the decrease of selling price. At the same time, heparin product had the first profitable year in 2022 since as the combined effects of the COVID-19 pandemic and African Swine fever have gradually reduced. In addition, the raw material’s price had an increase in 2023 as well.

Fertilizer

Cost of revenue for our fertilizer products was approximately $1.1 million for the year ended September 30, 2023, an increase of approximately $300,000, or 40%, from approximately $706,000 for the year ended September 30, 2022. Cost went up as the sales went up in 2023. Gross margin increased by 16.8% of the sales was made primarily to governmental purchase program with a higher price. For the fiscal year ended September 30, 2023, average selling price increased by 13% compared to that of 2022. In addition, unit cost of the fertilizer decreased slightly as the Company increased its manufacturing efficiencies with a lower fixed manufacturing cost allocation to each unit produced.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses were $4.4 million for the year ended September 30, 2023, representing an increase of approximately $0.2 million, or 6%, from $4.1 million for the year ended September 30, 2022. The increase was mainly attributable to an increase of $0.7 million due to the maintenance cost during shutdown  and bad debt expense, as well as $0.2 million increased sales force payroll and shipping cost due to inflation, offset by a decrease in R&D expenses of $0.7 million due to the decrease of R&D projects.

Interest Income (Expenses), net

Interest income (expense), net for the year ended September 30, 2023 increased by approximately $74,000 compared to $25,000 for the year ended September 30, 2022. The increase of the balance is due to decrease of interest expense from decreased bank loan balance outstanding during 2023 compared to that in 2022.

Other Income (expense)

Other expense was $5.4 million for the year ended September 30, 2023, as compared to $0.6 million for the year ended September 30, 2022, which primarily consisted of government grants and investment loss. The increase is mainly from the $4.7 million increased loss recognized from the fair value change in the investment in trading securities.

Income Taxes Provision

Provision for income taxes increased by $25,000, or 13%, from $194,000 for the year ended September 30, 2022 to $219,000 for the year ended September 30, 2023. The increased tax expense for 2023 with a loss before income tax provision is due to the increased provision made for deferred tax asset. Based on the management’s expectation, the deferred tax asset is probably not able to be realized as a tax benefit for future periods due to the expected loss.

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $0.3 million for the fiscal year ended September 30, 2023, a decrease of $0.6 million, or 218%, from approximately $0.3 million of net income attributable to non-controlling interest for the year ended September 30, 2022. The decrease was a result of the increase of net loss of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and its subsidiaries experienced a net loss of approximately $1.6 million for the year ended September 30, 2023 and it experienced a net income of approximately $1.3 million for the year ended September 30, 2022. Chengdu QLS and its subsidiaries manufacture our heparin products and sausage casings. See “—Net Revenue—Heparin Products and Sausage Casings” and “—Cost of Revenue and Gross Profit—Heparin Products and Sausage Casings.”

Net Income (loss) Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders decreased by $8.9 million, or 823%, from $1.1 million for the year ended September 30, 2022 to net loss attributable to our shareholders of $7.8 million for the year ended September 30, 2023.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended
	September 30,		Changes
	2023	2022	Amount	%
Net income	$(8,122,070)	$1,366,257	$(9,488,327)	(694)%
Interest income (expense)	(99,190)	(24,860)	(74,330)	299%
Income tax provision	219,166	194,302	24,864	13%
Depreciation & Amortization	1,143,064	1,224,672	(81,608)	(7)%
EBITDA	$(6,859,030)	$2,760,371	$(9,619,401)	(348)%
Percentage of EBITDA to revenue	(14.8)%	4.3%	(19.1)%

Our EBITDA was $(6.9) million for the year ended September 30, 2023, a decrease of $9.6 million, or 348%, compared to $2.8 million for the year ended September 30, 2022. This was mainly due to the decrease in net income resulting from decreased gross profit as well as the loss from investment due to the fair value change discussed above. The percentage of EBITDA to revenue was (14.8) % and 4.3% for the years ended September 30, 2023 and 2022, respectively.

Results of Operations for the years ended September 30, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2022 and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2022	2021	Amount	%
Net revenue	$64,855,025	$57,099,884	$7,755,141	14%
Cost of revenue	58,627,728	51,461,354	7,166,374	14%
Gross profit	6,227,297	5,638,530	588,767	10%
Selling, general and administrative, research and development expenses	4,125,294	3,250,485	874,809	27%
Income from operations	2,102,003	2,388,045	(286,042)	(12)%
Interest income (expense)	24,860	(57,671)	82,531	(143)%
Other income (expense)	(566,304)	1,032,903	(1,599,207)	(155)%
Income before income tax provision	1,560,559	3,363,277	(1,802,718)	(54)%
Provision for income taxes	194,302	255,133	(60,831)	(24)%
Net income	1,366,257	3,108,144	(1,741,887)	(56)%
Less: net income (loss) attributable to noncontrolling interest	289,564	(44,724)	334,288	(747)%
Net income attributable to Qilian International Holding Group Limited	$1,076,693	$3,152,868	$(2,076,175)	(66)%

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

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses were $4.1 million for the year ended September 30, 2022, an increase of approximately $0.9 million, or 27%, from $3.3 million for the year ended September 30, 2021. The increase was mainly attributable to an increase of approximately $1.2 million in research and development expense as WFOE and the VIE and its subsidiaries are currently developing new products in the oxytetracycline & licorice products line.

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

Our EBITDA was $2.8 million for the year ended September 30, 2022, a decrease of $1.9 million, or 40%, compared to $4.6 million for the year ended September 30, 2021. This was mainly due to the decrease in net income resulting from increase of selling, general and administrative, research and dvelopement expense and other expenses. The percentage of EBITDA to revenue was 4.3% and 8.1% for the years ended September 30, 2022 and 2021, respectively.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of September 30, 2023, we had cash of approximately $7.5 million. We have funded our working capital and other capital requirements primarily by cash flow from operations, and bank loans. In the year ended September 30, 2021, we received approximately $24 million as proceeds from our initial public offering. Cash was used to pay for the investment in trading securities.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2023. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the years ended September 30, 2023, 2022 and 2021:

	For the year ended
	September 30,
	2023	2022	2021
Net cash provided by operating activities	$312,209	$12,654,188	345,034
Net cash used in investing activities	(4,742,445)	(3,258,953)	(24,200,032)
Net cash provided by (used in) financing activities	(2,921,084)	(5,937,529)	23,993,338
Effect of exchange rate on cash	(151,446)	(1,086,067)	601,903
Net (decrease) increase in cash, cash equivalents and restricted cash	$(7,502,766)	$2,371,640	740,243

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, deferred tax, unrealized gain(loss) from trading securities and adjusted for the effect of working capital changes.

Net cash provided by operating activities was approximately $0.3 million for the year ended September 30, 2023, a decrease of $12.3 million in cash provided by operating activities, or 98%, compared to net cash provided by operating activities of $12.7 million for the year ended September 30, 2022. The decrease of net cash inflow was a result of the following:

1.

Decrease in net income of $9.5 million, from $1.4 million to net loss of 8.1 million. Net loss excluding non-cash items were $0.8 million, compared to $3.9 million of net income, which represented a decrease of cash inflow of $4.7 million

2.

Change in account receivable was $1.2 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in account receivable was $1.0 million net cash inflow, which led to a $2.2 million decrease in net cash inflow from operating activities.

3.

Change in bank acceptance note receivable was $1.7 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in bank acceptance note receivable was $8.7 million net cash inflow, which led to a $10.4 million decrease in net cash inflow from operating activities.

4.

Change in inventory was $3.4 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in inventory was $2.2 million net cash inflow, which led to a $1.2 million increase in net cash inflow from operating activities.

5.

Change in other current assets was $1.4 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in other current assets was $1.2 million net cash outflow, which led to a $2.6 million increase in net cash inflow from operating activities.

6.

Change in account payable was $1.6 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in account payable was $0.8 million net cash outflow, which led to a $0.8 million increase in net cash outflow from operating activities.

7.

Change in contract liabilities was $0.5 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in contract liabilities was $1.8 million net cash outflow, which led to a $2.3 million increase in net cash inflow from operating activities.

8.

Change in tax payable was $0.6 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change in tax payable was $0.6 million net cash inflow, which led to a $1.2 million increase in net cash outflow from operating activities.

Net cash provided by operating activities was approximately $12.7 million for the year ended September 30, 2022, an increase of $12.3 million in cash provided by operating activities, compared to net cash provided by operating activities of $0.4 million for the year ended September 30, 2021. The increase of net cash inflow was a result of the following:

1.

Decrease in net income of $1.7 million, from $3.1 million to net income of 1.4 million. Net income excluding non-cash items were $3.9 million, compared to $4.0 million of net income, which were flat in both years;

2.

Change in account receivable was $1.0 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in account receivable was $0.5 million net cash outflow, which led to a $1.5 million increase in net cash inflow from operating activities.

3.

Change in bank acceptance note receivable was $8.7 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in bank acceptance note receivable was $0.4 million net cash inflow, which led to a $8.3 million increase in net cash inflow from operating activities.

4.

Change in inventory was $2.2 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in inventory was less than $0.1 million net cash inflow, which led to a $2.2 million increase in net cash inflow from operating activities.

5.

Change in prepayment to suppliers was less than $0.1 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in prepayment to suppliers was $0.9 million net cash outflow, which led to a $0.9 million increase in net cash inflow from operating activities.

6.

Change in account payable was $0.8 million net cash outflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in account payable was $2.0 million net cash inflow, which led to a $2.8 million increase in net cash outflow from operating activities.

7.

Change in contract liabilities was $1.8 million net cash outflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in contract liabilities was $1.2 million net cash outflow, which led to a $0.6 million increase in net cash outflow from operating activities.

8.

Change in tax payable was $0.6 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in tax payable was $1.1 million net cash outflow, which led to a $1.6 million increase in net cash inflow from operating activities.

9.

Change in accrued expenses and other payables was $0.3 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change in accrued expenses and other payables was $0.9 million net cash outflow, which led to a $1.2 million increase in net cash inflow from operating activities.

Investing Activities

Net cash used in investing activities was approximately $4.7 million for the year ended September 30, 2023, an increase of $1.5 million, or 46%, compared to $3.3 million net cash used in investing activities for the year ended September 30, 2022. The increase was mainly due to the increase of investment in short term investment of $1 million, purchase of intangible assets of $1.8 million, increase of payment made for construction of $0.5 million, offset by the decreased purchase of property and equipment for $1.8 million.

Net cash used in investing activities was approximately $3.3 million for the year ended September 30, 2022, a decrease of $20.9 million, or 87%, compared to $24.2 million net cash used in investing activities for the year ended September 30, 2021. The decrease is mainly due to the investment of $20.0 million we made in private equity fund in 2021. For the year ended September 30, 2022, cash used in investment includes purchase of property and equipment of $2.0 million and payment made for construction of $1.2 million to continue the expansion of production capacity.

Financing Activities

Net cash used in financing activities was approximately $2.9 million for the year ended September 30, 2023, a decrease of $3.0 million, or 51%, compared to $5.9 million for the year ended September 30, 2022. The decrease was mainly a result of $4.8 million decrease from net cash repaid for bank loan and bank notes payable, offset by a $1.8 million increase in dividend paid.

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

Capital Expenditures

Our capital expenditures were $3.7 million, $3.2 million and $3.5 million in fiscal years ended September 30, 2023, 2022 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the year ended September 30, 2024 is estimated to be $2.6 million for the new facility to be built in Chongqing city for producing our heparin products, and the construction of the new facility.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this annual report. We have prepared our consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. We consider the following accounting policies to be both those most important to our financial condition and those that require the most subjective judgment:

Valuation of investment in trading securities: Management relies on estimates of projected cashflows as support for the amounts disclosed in the Company’s financial statements as investments and valuation allowances taken against respective investments. The projections are based on the best estimates available, however these estimates are subject to potential changes in market conditions, interest rates and market liquidity considerations. Certain inputs involve unobservable inputs and are classified as level 3 of the fair value hierarchy (see Note 2, Summary of significant account policies-Fair Value of Financial Instruments to our consolidated financial statements included elsewhere in this Annual Report). The sensitivity of the fair value calculation to these methods, assumptions, and estimates included could create materially different results under different conditions or using different assumptions.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhanchang Xin	57	Chairman of the Board of Directors and Chief Executive Officer
Song Gao	55	Independent Director
Ming Jing	62	Independent Director
Maofan Tang	27	Independent Director
Dingqian Liu	55	Executive Director

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

Ms. Song Gao has served as our independent director since July 2023. Since July 2020, Ms. Gao has served as the Chairwoman of Shenzhen Deyin International Culture Media Co., Ltd. From March 2017 to March 2020, Ms. Gao served as the President of Asia Times (Shenzhen) Co., Ltd. and the Chairwoman of Asia America Consulting (Shenzhen) Co., Ltd. Since 2004, Ms. Gao has been a career manager, adeptly navigating through different sectors and industries. She has experience in high-level organizational design, equity structuring, and business model development. Between 1987 and 2004, Ms. Gao served at Ping An Insurance Company, where she progressed through roles in secretarial work, human resources, underwriting management, and regional management. With her extensive experience in operational management, Ms. Gao brings a wealth of expertise and valuable insights to the table, enabling her to drive success in a variety of business environments. Ms. Gao obtained a master’s degree in Economic Management from Tianjin University.

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

Mr. Maofan Tang has served as our independent director since June 2023. He has been working as an auditing professional and serving in a middle management position at Beijing Topson LLP since January 2019. Mr. Tang served as an investment manager at Chengdu Shangtou Jinsheng Equity Investment Fund Management Co., Ltd. from March 2018 to December 2018, where he conducted investment analysis, managed investment portfolios, allocated assets, mitigated risks, made investment decisions, oversaw compliance, provided performance reporting, etc. From April 2017 to March 2018, Mr. Tang served as a researcher at Tianfeng Securities Co. Mr. Tang received his postgraduate degree in Finance and Big Data from the University of Sydney in 2019. He received his Bachelor’s Degree in Banking and Finance from Monash University in 2017.

Mr. Dingqian Liu has served as our executive director since June 2023. He has been serving as the general manager for Gansu Qilianshan Pharmaceutical Co., Ltd. since August 2006, leading the execution of the board of directors’ decisions at the business level, formulating the production and operation plans, and ensuring the completion of production goals. Since January 2019, Mr. Liu has been serving as the Chairman of the Supervisory Board for Gansu Qilianshan Pharmaceutical Co., Ltd., examining financial conditions, supervising executives’ conduct, and safeguarding the company’s business welfare in general. Mr. Liu graduated from the Central Academy of Education of China with a Bachelor’s Degree in Economic Management in July 2006. He received his Associate Degree in Economic Management from Gansu Provincial College in July 2003.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation

For the fiscal year ended September 30, 2023, we paid an aggregate of $80,178 in cash to our directors and executive officers, and we paid an aggregate of US$31,460 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Subsidiary, the VIE, and the VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Maofan Tang, Song Gao, and Ming Jing. Maofan Tang is the chairman of our audit committee. We have determined that Maofan Tang, Song Gao, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Maofan Tang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Maofan Tang, Song Gao, and Ming Jing. Ming Jing is the chairman of our compensation committee. We have determined that Maofan Tang, Song Gao, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ming Jing, Maofan Tang, and Song Gao. Song Gao is the chairperson of our nominating and corporate governance committee. Ming Jing, Maofan Tang, and Song Gao satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 298, 344, and 283 employees in total as of September 30, 2023, 2022 and 2021, respectively. As of September 30, 2023, there were 236 employees in Gansu QLS, 33 employees in Moshangfa, 5 employees in Chengdu QLS, 9 employees in Rugao, 8 employees in Chengdu Trade and 7 employees in Hainan Trading and they work in the following capacities: management, administration, supplement, production, quality control, R&D, strain cultivation, chemical residue cleaning, ingredient combination, disinfection, tablet making, drug preparation, packaging, equipment operator, plate framing, boiler management, bottle making, biochemistry monitoring, powder making, crystalizing, decolorization, docking, product loading, facility repair, air compressor management, water pump management, water treatment, plumbing, welding, hygiene, intestine cleaning, salting, salt disintegration, vehicle management and financial management.

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionglai City for Gansu QLS, Moshangfa and Chengdu QLS as of September 30, 2023:

Number of
Gansu QLS	Employees
General Management	41
Manufacturing Management	27
Operators	155
Sales Department	13
Total	236

Number of
Moshangfa	Employees
General Management	10
Sales Department	3
Drivers	3
Operators	17
Total	33

Number of
Chengdu QLS	Employees
General Management	3
Financial Department	2
Total	5

Number of
Rugao	Employees
General Management	7
Production and Quality Control Department	1
Sales department	1
Total	9

Number of
Chengdu Trade	Employees
General Management	2
Financial Department	6
Total	8

Hainan Trade	Employees
General Management	7

As required by PRC laws and regulations, we and our affiliated entities participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We and our affiliated entities are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the fiscal year ended September 30, 2023, the VIE failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of the VIE Agreements, nor will it affect the validity of our VIE Agreements.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent*
Directors and Executive Officers†:
Zhanchang Xin (1)	13,839,000	38.71%
Haiping Shi (2)	7,131,000	19.95%
Dingqian Liu (4)	6,717,000	18.79%
Ming Jing
Song Gao
All directors and executive officers as a group:	27,687,000	77.45%

5% Shareholders:
Zhijiu Holdings Limited (3)	7,131,000	19.95%
Gandikang Holdings Limited (4)	6,717,000	18.79%
Ahanzhai Development Limited (5)	1,839,000	5.14%

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

As of the date of this annual report, we do not have registered holder in the United States.

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

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we may make sales to our affiliated companies controlled by our major shareholders or subsidiaries. For the years ended September 30, 2022 and 2021, we made sales to our affiliated companies in the amount of $122,189 and $31,587, respectively. As of September 30, 2022, we had advances from affiliated companies in the amount of $8,740. For the year ended and as of September 30, 2023, there was no related party transaction and related party balance outstanding.

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

ITEM 9.   THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Global Market since January 12, 2021 under the symbol “QLI.”

On February 16, 2023, the Board of Directors declared a one-time special cash dividend in the amount of $0.05 per ordinary share. The total amount of cash to be distributed in the divided was $1,787,500 and was paid on March 6, 2023, to all ordinary shareholders of record as of the close of business on February 28, 2023.

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

Interest Rate Risk

Interest rates fluctuate, mainly due to uncertain future market behavior. The Group's entities are all located in China, and the main raw materials required for the production of each company are procured within China, except for soybeans, domestic soybeans are mainly sourced from foreign suppliers, subject to the price of which will be affected by exchange rate fluctuations, but soybeans account for a very small proportion of the raw materials, so that because of exchange rate fluctuations in the risk of the risk to the enterprise is negligible. Qilian international holding group entity enterprise production of hygromycin APIs, pharmaceutical preparations, organic fertilizers, etc., its main sales market are in the domestic, can be exported products have hygromycin APIs, heparin sodium, fine enteric coating, Qilian international did not directly export, by the downstream trade customers export, so this part of the product sales may be affected by foreign exchange price changes, but this part of the income in the overall income accounted for a small proportion. We believe we have not been exposed to material risks due to changes in market interest rates.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, As of September 30, 2023 and 2022, $6,197,461 and $10,277,243 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of September 30, 2023 and 2022, $277,218 and $3,700,202 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk, The risk is mitigated by our assessment of its customers’creditworthiness and its ongoing monitoring of outstanding balances.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of September 30, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2023.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relate to the deficiency in the ability of our in-house accounting professionals to generate financial statements and related disclosures that comply with USGAAP and in the form required by applicable SEC requirements.

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

Item 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yixuan (Adam) Sun, the previous chairman of the audit committee of the Company’s board of directors (the “Board”) who also qualified as an “audit committee financial expert” within the meaning of the SEC rules and possessed financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market, notified the Company of his resignation from the Board for personal reasons on June 9, 2023, effective immediately. On June 14, 2023, the Board appointed Mr. Maofan Tang as an independent director of the Company, effective immediately, to fill in the vacancy resulting from the resignation of Mr. Yixuan (Adam) Sun.

The Board has determined that Mr. Maofan Tang, chairman of the audit committee of our board of directors, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Maofan Tang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

		ZH CPA, LLC	Marcum Asia CPAs LLP	Friedman LLP	Total
2023	US$	280,000	—	25,000	305,000

2022	US$	300,000	57,500	30,000	387,500

2021	US$			275,000	275,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, Friedman LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 on Form 20-F filed with the SEC on April 19, 2023)

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

101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

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

Date: February 15, 2024

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Qilian International Holding Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qilian International Holding Group Ltd. and its affiliated entities (collectively, the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2023. Denver, Colorado February 15, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Qilian International Holding Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows of Qilian International Holding Group Limited and its affiliated entities (collectively, the “Company”) for the year ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor since 2018 through November 15, 2022

New York, New York

February 11, 2022, except for Note 17 as to which the dated is June 30,2022 as referenced within the financial statements filed on October 13, 2022 in Amendment No. 3 to Form 20-F.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Balance Sheets

	As of September 30	As of September 30
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$7,476,247	$14,319,234
Restricted cash	—	659,779
Short term investment	1,000,000	—
Accounts receivable, net	1,975,716	815,325
Bank acceptance notes receivable	4,131,392	2,585,886
Inventories, net	4,991,435	8,879,486
Prepayment to suppliers, net	708,248	1,215,105
Investment in trading securities	13,943,019	—
Other current assets	286,564	1,559,174
TOTAL CURRENT ASSETS	34,512,621	30,033,989

Property and equipment, net	9,143,583	8,985,270
Construction in progress	2,867,683	1,198,759
Intangible assets, net	3,423,582	1,726,928
Investment in trading securities	—	19,470,400
Long term investment	606,005	617,570
Operating lease right of use assets	59,300	86,584
Deferred tax assets	10,778	212,876
Prepayments for property and equipment	634,442	2,021,330
Other long term assets	—	172,911
TOTAL ASSETS	51,257,994	64,526,617

CURRENT LIABILITIES:
Bank loans	479,715	140,578
Accounts payable	3,592,687	5,289,481
Contract liabilities	1,028,318	556,418
Bank notes payable	—	1,531,649
Deferred government grants-current	76,812	121,542
Taxes payable	203,498	815,811
Operating lease liabilities, current	73,560	23,859
Accrued expenses and other payables	1,205,549	701,263
TOTAL CURRENT LIABILITIES	6,660,139	9,180,601

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	24,575	72,537
Deferred government grants - noncurrent	221,879	309,943
TOTAL LIABILITIES	6,906,593	9,563,081

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 35,750,000 Ordinary Shares issued and outstanding as of September 30, 2023 and 2022, respectively	59,583	59,583
Additional paid-in capital	36,410,931	36,410,931
Statutory Reserve	3,162,333	3,118,542
Retained earnings	5,896,373	15,509,177
Accumulated other comprehensive loss	(2,737,087)	(2,046,091)
Total shareholders’ equity attributable to Qilian International	42,792,133	53,052,142
Noncontrolling interests	1,559,268	1,911,394
TOTAL EQUITY	44,351,401	54,963,536
TOTAL LIABILITIES AND EQUITY	51,257,994	64,526,617

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the years ended September 30
	2023	2022	2021
NET REVENUE	$46,471,478	$64,855,025	$57,099,884

COST OF REVENUE	44,719,984	58,627,728	51,461,354

GROSS PROFIT	1,751,494	6,227,297	5,638,530

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	4,361,593	4,125,294	3,250,485

INCOME (LOSS) FROM OPERATIONS	(2,610,099)	2,102,003	2,388,045

Other income (expenses)
Interest income (expense), net	99,190	24,860	(57,671)
Investment income (loss)	(5,523,365)	(812,804)	462,014
Grant income	192,375	413,717	564,098
Other income (expenses)	(61,005)	(167,217)	6,791
Total Other income (expense)	(5,292,805)	(541,444)	975,232

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(7,902,904)	1,560,559	3,363,277

PROVISION FOR INCOME TAXES	219,166	194,302	255,133

NET INCOME (LOSS)	(8,122,070)	1,366,257	3,108,144

Less: net income (loss) attributable to non-controlling interest	(341,450)	289,564	(44,724)

NET INCOME (LOSS) ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$(7,780,620)	$1,076,693	$3,152,868

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(730,903)	(3,091,179)	1,560,381
COMPREHENSIVE INCOME (LOSS)	(8,852,973)	(1,724,922)	4,668,525
Less: comprehensive income (loss) attributable to non - controlling interests	(381,357)	101,542	56,590
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	(8,471,616)	(1,826,464)	4,611,935

Earnings (loss) per common share - basic and diluted	$(0.22)	$0.03	$0.09
Weighted average shares - basic and diluted	35,750,000	35,750,000	34,089,286

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Changes in Equity

						Accumulated
						Other
	Ordinary Shares		Additional			Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Statutory Reserve	Income	Equity	Interests	Equity
Balance at September 30, 2021	35,750,000	$59,583	$36,390,931	$14,693,905	$2,857,121	$857,066	$54,858,606	$1,809,852	$56,668,458
Net income for the year				1,076,693			1,076,693	289,564	1,366,257
Appropriation for statutory reserve				(261,421)	261,421		—		—
Stock based compensation			20,000				20,000		20,000
Foreign currency translation adjustment						(2,903,157)	(2,903,157)	(188,022)	(3,091,179)
Balance at September 30, 2022	35,750,000	$59,583	$36,410,931	$15,509,177	$3,118,542	$(2,046,091)	$53,052,142	$1,911,394	$54,963,536
Net loss for the year				(7,780,620)			(7,780,620)	(341,450)	(8,122,070)
Acquisition of equity interest from unrelated third party shareholders							—	(28,356)	(28,356)
Contribution from non controlling interest								56,711	56,711
Appropriation for statutory reserve				(44,667)	43,791		(876)	876	—
Dividend				(1,787,517)			(1,787,517)		(1,787,517)
Foreign currency translation adjustment						(690,996)	(690,996)	(39,907)	(730,903)
Balance at September 30, 2023	35,750,000	$59,583	$36,410,931	$5,896,373	$3,162,333	$(2,737,087)	$42,792,133	$1,559,268	$44,351,401

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Cash flows

	For the years ended September 30
	2023	2022	2021
Cash flows from operating activities:
Net Income (loss)	$(8,122,070)	1,366,257	3,108,144
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash operating lease expenses	25,982	22,451	62,410
Stock based compensation	—	20,000	—
Depreciation and amortization	1,143,064	1,224,672	1,201,229
Provision of doubtful accounts	37,885	(186,814)	(7,918)
Inventory reserve	388,253	444,894	92,059
Deferred tax expense	203,544	189,838	(46,187)
Unrealized loss (gain) from investment in securities	5,527,381	853,000	(323,400)
investment income	(4,016)	(40,196)	(69,494)
Loss from assets disposal	—	8,755	—
Changes in operating assets and liabilities:
Accounts receivable	(1,223,035)	1,027,671	(545,175)
Bank acceptance notes receivable	(1,665,594)	8,744,826	387,673
Inventories	3,403,831	2,230,723	46,801
Prepayment to suppliers	492,858	41,869	(855,977)
Other current assets	1,414,305	(1,198,646)	(1,020,875)
Accounts payable	(1,618,317)	(805,443)	2,015,833
Contract liabilities	502,535	(1,827,461)	(1,221,897)
Contract liabilities - related parties	—	(17,066)	(17,467)
Deferred government grants	(126,198)	(275,963)	(407,563)
Tax payables	(612,274)	584,693	(1,142,721)
Accrued expenses and other payables	539,782	301,165	(897,496)
Operating lease liabilities	4,293	(55,036)	(12,945)
Net cash provided by operating activities	312,209	12,654,188	345,034

Cash flows from investing activities:
Purchase of property and equipment	(179,759)	(2,033,510)	(1,494,595)
Payment for construction in progress	(1,668,924)	(1,198,759)	(1,996,969)
Purchase of intangible assets	(1,865,406)	(26,683)	(1,810)
Purchase of investment in securities	—	—	(20,000,000)
Payment for short term investment	(1,000,000)	—	—
Purchase of non controlling interest	(28,356)	—	(706,658)
Net cash used in investing activities	(4,742,445)	(3,258,952)	(24,200,032)

Cash flows from financing activities:
Proceeds from bank loans	496,222	3,204,541	—
Repayment of bank loans	(141,778)	(3,051,944)	(7,681,081)
Proceeds from (Repayment of) bank notes payable	(1,544,722)	(6,090,126)	7,804,778
Non controlling interest contribution	56,711	—	—
Cash receipts from equity issuance, net of issuance cost	—	—	23,869,641
Dividend paid	(1,787,517)	—	—
Net cash provided by (used in) financing activities	(2,921,084)	(5,937,529)	23,993,338

Effect of exchange rate change on Cash, cash equivalents and restricted cash	(151,446)	(1,086,067)	601,903

Net increase (decrease) in Cash, cash equivalents and restricted cash	(7,502,766)	2,371,640	740,243
Cash, cash equivalents and restricted cash at beginning of period	14,979,013	12,607,373	11,867,130
Cash, cash equivalents and restricted cash at end of period	$7,476,247	14,979,013	12,607,373

Supplemental cash flow information
Cash paid for interest	$3,656	$122,237	$152,499
Cash paid for income taxes	$27,440	$—	$820,972

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

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Qilian International Trade (Chengdu) Co., Ltd. (“Qilian Chengdu”) and Qilian Shan International Trade (Hainan) Co., Ltd. (“Hainan Trading”), and 51% ownership in Zhongqiao Youguan E-Commerce service Co., Ltd (“Zhongqiao”), collectively the “WFOE”), which are wholly foreign-owned entities organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu and Hainan Trading’s variable interest entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”, or the “VIE”).

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered and paid capital of Gansu QLS was approximately $12.2 million as of September 30, 2023 and 2022. Over the years, Gansu QLS has established seven subsidiaries:

	Ownership as of	Ownership as of
	September 30,	September 30,
	2023	2022
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.71%	79.51%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	100%
Tibet Samen Trading Co., Ltd (“Samen”) (1)	—%	100%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)	79.71%	79.51%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”)	79.71%	79.51%

(1)Samen was dissolved in June 2023, the business of which continues via the operation of the Company’s other subsidiaries.

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

To optimize its corporate structure, Chengdu Trading and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trading”), a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS, through which Hainan Trade obtained contractual control over Gansu QLS. The terms of these agreement are identical to the VIE agreement. The Service Termination Agreement and the new service agreement with Hainan Trading became effective on December 1, 2022.

Based on these contractual arrangements, Gansu QLS is considered as a VIE of Qilian Chengdu and Hainan Trading under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 810 (“ASC 810”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”, because the equity investors in Gansu QLS do not have the characteristics of a controlling financial interest. In addition, Qilian Chengdu and Hainan Trading are the primary beneficiary of Gansu QLS, and, as such, Gansu QLS’s books and records are consolidated into those of WFOE. Risks in relation to the VIE structure are discussed under “Risks and Uncertainties” below.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and VIE’s subsidiaries included in the Company, its subsidiaries, the VIE and VIE subsidiaries’ consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and VIE’s subsidiaries, and the Company and its subsidiaries are as follows:

	September 30,	September 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$6,876,195	$10,027,168
Restricted cash	—	659,779
Accounts receivable, net	1,975,422	815,022
Bank acceptance receivable	4,131,392	2,585,886
Inventories, net	4,991,435	8,879,486
Advances to suppliers, net	708,097	1,214,951
Other current assets	229,992	1,493,304
Total current assets	18,912,533	25,675,596
Property and equipment, net	9,873,502	9,361,862
Intangible assets, net	3,423,582	1,726,928
Long-term investment	606,005	617,570
Other long-term assets	—	172,911
Operating lease right of use assets	59,300	86,584
Deferred tax assets	10,778	212,876
Total assets	$32,885,700	$37,854,327
LIABILITIES
Current liabilities:
Bank loans	$479,715	$140,578
Accounts payable	3,578,494	5,266,571
Advance from customers	1,028,318	556,418
Bank notes payable	—	1,531,649
Deferred government grants - current	76,812	121,542
Taxes payable	225,683	825,301
Operating lease liabilities, current	73,560	23,859
Accrued expenses and other payables	1,207,536	701,263
Total current liabilities	6,670,118	9,167,181
Operating lease liabilities, long term	24,575	72,537
Deferred government grants - noncurrent	221,879	309,943
Total liabilities	6,916,574	9,549,661

	For the year ended
	September 30,
	2023	2022	2021
Net revenue	$46,471,478	$64,468,807	$57,049,381
Income (loss) from operations	$(1,722,218)	$2,502,014	$2,370,647
Net income (loss)	$(1,674,516)	$2,752,212	$2,857,492

	For the Year Ended
	September 30,
	2023	2022	2021
Net cash provided by operating activities	$1,203,386	$12,901,270	$2,122,539
Net cash used in investing activities	(3,700,105)	(1,153,972)	(1,781,618)
Net cash provided by (used in) financing activities	(1,190,278)	(5,937,529)	123,697
Effect of exchange rate on cash	(123,754)	(1,018,698)	343,759
Net increase (decrease) in cash, cash equivalents and restricted cash	$(3,810,751)	$4,791,071	$808,377

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. The reclassification has no impact on the total assets and total liabilities as of September 30, 2023, 2022 and 2021 or on the total cash flows and the consolidated statements of operations and comprehensive income (loss) and change in shareholders' equity for the years ended September 30, 2023, 2022 and 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, useful lives of property and equipment and intangible assets, fair value of investment in trading securities, impairment of intangible assets, realization of deferred tax assets and uncertain tax position, and income taxes. Actual results could differ from those estimates.

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

Risks in relation to the VIE structure

The Company is incorporated in the Cayman Islands. As a holding company with no material operations, the Company conducts its operations in China through the variable interest entities, Gansu QLS and its subsidiaries. The Company receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements, which have not been tested in court. As a result of the Company’s indirect ownership in the Qilian Chengdu and Hainan Trading and the VIE Agreements, the Company is regarded as the primary beneficiary of its VIE. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never directly hold equity interests in the Chinese operating entities. The Company relies on contractual arrangements with the VIE and its subsidiaries in China for the business operations, which may not be as effective in providing operational control or enabling the Company to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements. If the PRC government deems that the VIE Agreements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the Company may have difficulty in enforcing any rights the Company may have under the VIE Agreements in PRC and the Company could be subject to severe penalties or be forced to relinquish the Company’s interests in those operations.

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

Exchange Rate Risks

The WFOE, the VIE and VIE’s subsidiaries operate in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2023 and September 30, 2022, cash and restricted cash of $6,197,461 (RMB 45,216,675) and $10,277,243 (RMB 73,107,168), respectively, is denominated in RMB and is held in PRC.

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

Short-term Investment

The Company’s short-term investment include a time deposit which has maturity less than 12 months.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The WFOE, the VIE and VIE’s subsidiaries usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company evaluates the creditworthiness of its customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Bank acceptance notes receivable

Bank acceptance notes receivable generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorse bank notes receivable to its suppliers as the payment of material purchase. The bank notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is account for as a secured borrowing.

As of September 30, 2023 and 2022, bank acceptance notes receivable from customers were $4,131,392 and $2,585,886, respectively. There was $4,338,304 bank acceptance notes receivable endorsed by the companies to make payments that were unmatured as of September 30, 2023 and derecognized from balance sheet.

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

Property, Plant and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment charge. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	20–40 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	3–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

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

Construction in Progress

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Construction in progress as of September 30, 2023 and 2022 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

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

Leases

On October 1, 2019 the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under finance leases, and obligations under finance leases, non-current on our consolidated balance sheets.

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

We have made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheets and the short term lease expense recognized for the years presented are immaterial.

Investment in Securities

The Company entered into an investment with a iFactors SPC related to shares participating in the Golden Bridge Global Income Opportunities SP (the Fund), an exempted segregated Portfolio Company incorporated in the Cayman Islands and managed by Golden Bridge Capital Management Limited. The Fund primarily invests in bonds offered by private entities (debt securities), globally and also invests in convertible debt securities, publicly traded debt and stock, and governmental fixed income securities. The redemption of such shares for cash can be made with ninety days advance written notice (such written notice period can be extended by the investment manager), except during the lock up period which is initially 24 months and then extended to 36 months, from the initial investment date.

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

As of September 30, 2023 and 2022, the investment consisted of 20,000 units of the Fund. Such securities have been classified as trading securities. The private equity fund is measured at fair value with gains and losses recognized in earnings. For the year ended September 30, 2022 and 2021, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. As of September 30, 2023, the management had intention to redeem the investment and it is probable that the investment will be redeemed for an amount different from the NAV. Thus, the fair value of the investment was measured using discounted cash flow method. The fair value of the Fund was $13,943,019 and $19,470,400 as of September 30, 2023 and 2022, respectively. See Fair Value of Financial Instruments disclosure in this footnote.

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

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long-lived assets as of September 30, 2023 and September 30, 2022.

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

In the year ended September 30, 2023, the Company made 200,000 RMB (equivalent to $28,356) additional investment to acquire 0.2% ownership of Gansu QLS from third party shareholders and the Company’s ownership in VIE increased to 79.71% as of September 30, 2023.

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Zhongqiao E Commerce Limited (“Zhongqiao”), as well as 0.786% ownership interest in Gansu QLS, 20.29% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30,	September 30,
	2023	2022
Gansu QLS	$169,574	$237,397
Chengdu QLS and subsidiaries	1,332,983	1,673,997
Zhongqiao	56,711	—
Total	$1,559,268	$1,911,394

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

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from sales contracts. Contract liabilities will be recognized as revenue when the products are delivered. As of September 30, 2023 and 2022, the Company record advance from customers of $1,028,318 and $556,418, respectively, which will be recognized as revenue upon delivery of the products sold. For the years ended September 30, 2023 and 2022, the beginning balance of contract liabilities of $531,140 and $2,467,296 were recognized as revenue when the products are delivered.

Refer to Note 15 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the year ended September 30, 2023, 2022 and 2021 were $66,177, $137,754, and $152,265, respectively. Grant income recognized for the year ended September 30, 2023, 2022 and 2021 were $192,375, $413,717 and $559,828, respectively, included in other income within the consolidated statements of operations and comprehensive income. As of September 30, 2023 and 2022, the deferred government grants were $298,691 and $431,485, respectively. The weighted average remaining periods for the government grant to be recognized were 6.61 years and 6.33 years, respectively.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the year ended September 30, 2023, 2022 and 2021, total selling, general and administrative, research and development expense were as follows:

	For the Year Ended
	September 30,
	2023	2022	2021
Selling expense	$961,679	$751,428	$979,925
General and administrative expense	2,831,444	2,149,522	2,262,560
Research and development expense	568,470	1,224,344	8,000
Total	$4,361,593	$4,125,294	$3,250,485

Advertising Cost

Advertising costs are expensed when incurred and are included in selling, general and administrative, research and development expense on the accompanying consolidated statements of operations. The Company incurred $145,916, $166,064 and $118,020 of advertising costs during the years ended September 30, 2023, 2022 and 2021, respectively. Advertising costs consist primarily of online marketing costs, such as advertising on social networking sites and e-mail marketing campaigns.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at September 30, 2023 and 2022.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended September 30, 2023, 2022 and 2021, 300,000 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the years ended September 30, 2023, 2022 and 2021.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2023, 2022 and 2021:

	For the Years ended September 30,
	2023	2022	2021
Numerator:
Net income (loss) attributable to ordinary shareholders	$(7,780,620)	$1,076,693	$3,152,868

Denominator:
Weighted-average number of ordinary shares outstanding – basic	35,750,000	35,750,000	34,089,286
Outstanding warrants	—	—	—
Potentially dilutive shares from outstanding options and warrants	—	—	—
Weighted-average number of ordinary shares outstanding – diluted	35,750,000	35,750,000	34,089,286
Earnings per share – basic	$(0.22)	$0.03	$0.09
Earnings per share – diluted	$(0.22)	$0.03	$0.09

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

	September 30, 2023	September 30, 2022	September 30, 2021
Year-end spot rate	US$1=RMB 7.2960	US$1=RMB 7.1135	US$1=RMB 6.4580

Average rate	US$1=RMB 7.0533	US$1=RMB 6.5532	US$1=RMB 6.5095

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

For the year ended September 30, 2022, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in trading securities on the balance sheet. For the year ended September 30, 2023, the Company planned to sell the investment and fair value measurement using NAV as practical expedient is not permitted. The investment is measured using discounted cash flow method and classified as Level 3 in the fair value hierarchy. The discount rate used for the valuation of trading securities was 28% as of September 30, 2023.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, short term investment, advances to suppliers, other current assets, accounts payable, and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2023 and September 30, 2022, respectively.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the investment in securities measured at fair value on a recurring basis for the year ended September 30, 2023 and 2022:

	As of	As of
	September 30,	September 30,
	2023	2022
Beginning balance	$19,470,400	$20,323,400
Change in fair value	(5,527,381)	(853,000)
Ending balance	$13,943,019	$19,470,400

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

As of September 30, 2023 and 2022, $6,197,461 and $10,277,243 of the Company’s cash and cash equivalents and restricted cash were on deposit at financial institutions in the PRC which are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Cash and cash equivalent of $1,001,568 and $1,001,568 were deposited at financial institutions in Hong Kong as of September 30, 2023 and 2022, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of September 30, 2023 and 2022, $277,218 and $3,700,202 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended September 30, 2023, two customers accounted for 15% and 14% of total revenue, respectively and no vendor accounted for more than 10% of total purchase. As of September 30, 2023, four major customer’s account receivable accounted for 31%, 19%, 11% and 10% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(“ASU2016-13”), which requires an entity to assess impairment of its financial instruments based on the entity’s estimate of expected credit losses. Since the issuance of ASU2016-13, the FASB released several amendments to improve and clarify the implementation guidance. These standards have been collectively codified within ASC Topic326, Credit Losses(“ASC 326”). As a smaller reporting company as defined by the SEC, the provisions of ASC 326 are effective as of the beginning of our fiscal year 2024. The Company does not expect the adoption will have material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2023	September 30, 2022
Trade accounts receivable	$1,981,545	$819,698
Less: allowances for doubtful accounts	(5,829)	(4,373)
Accounts receivable, net	$1,975,716	$815,325

The change of the allowance for doubtful accounts are as follow:

	As of	As of
	September 30, 2023	September 30, 2022
Beginning balance	$4,373	$212,413
Addition (reduction)	1,618	(204,580)
Exchange rate difference	(162)	(3,460)
Ending balance	$5,829	$4,373

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2023	September 30, 2022
Raw materials	$2,497,298	$4,222,103
Low value consumables	254,828	353,861
Work-in-progress	237,987	748,845
Finished goods	2,887,031	4,078,142
Inventory provision	(885,709)	(523,465)
Total inventory	$4,991,435	$8,879,486

For the years ended September 30, 2023, 2022 and 2021, the inventory provision expenses were $388,253, $444,894 and 92,059, respectively.

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	September 30, 2023	September 30, 2022
Prepaid expense	$39,083	$88,727
Other receivables	247,481	1,470,447
Total other current assets	$286,564	$1,559,174

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	September 30, 2023	September 30, 2022
Property and Buildings	$12,889,450	$11,848,216
Machinery and equipment	17,833,560	18,275,500
Automobiles	285,747	586,630
Office and electric equipment	195,174	191,893
Subtotal	31,203,931	30,902,239
Less: accumulated depreciation	(22,060,348)	(21,916,969)
Property and equipment, net	$9,143,583	$8,985,270

Depreciation expense was $1,077,376, $1,172,644 and $1,145,447 for the years ended September 30, 2023, 2022 and 2021 respectively. Certain properties and equipment have been pledged as collateral under the bank loan agreement as discussed in Note 9.

As of September, 30, 2023 and 2022, Qilian Chengdu made advance payments for property and buildings acquisition for $634,442 and $2,021,330, respectively, which was recorded in prepayments for property and equipment on the consolidated balance sheets.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2023	September 30, 2022
Land use rights	$4,059,336	$2,313,861
Software	38,836	39,832
License for drug manufacturing	54,825	56,231
Total	4,152,997	2,409,924
Less: accumulated amortization	(729,415)	(682,996)
Intangible assets, net	$3,423,582	$1,726,928

Amortization expense was $65,688, $52,028, and $55,782 for the years ended September 30, 2023, 2022 and 2021, respectively. The land use right was pledged for the bank loans. Refer to Note 9.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2024	$84,507
2025	84,507
2026	84,507
2027	84,119
2028	83,842
Thereafter	3,002,100
$3,423,582

NOTE 8 – LONG-TERM INVESTMENT

In July 2017, Moshangfa acquired 40% ownership interest of JiuQuan Funong Biotech Co., Ltd (“Funong”) with a total investment amount of RMB3,300,000, which have been paid in the amount of RMB1,200,000 ($176,121 equivalent) in 2017, RMB1,658,750 ($253,596 equivalent) in 2018, and RMB441,250 ($64,165 equivalent) in 2019, respectively. The investment was accounted for using equity method.

Equity method investment consisted of the following:

	As of	As of
	September 30, 2023	September 30, 2022
Equity method investment:
Cost of equity method investment	452,303	463,907
Profit from equity method investment	208,527	208,255
Dividend Distribution received	(54,825)	(54,592)
Total long-term investment	$606,005	$617,570

The investment income attributable to the equity investment of $4,016, $40,196 and $69,494 for the years ended September 30, 2023, 2022 and 2021, respectively, were included in other income (expense) on the statements of operations and comprehensive income.

NOTE 9 – BANK LOANS

In June 2023, Chengdu QLS entered into loan agreement with Chengdu Agriculture and Commericial Bank for RMB 3,500,000 (approximately $ 0.5 million). The loans bear fixed interest rates of 3.9% per annum and will mature in June 2024. The credit is secured by Chengdu QLS’s land use right of approximately $637,000.

In May 2022, Gansu QLS entered into supply chain facility agreement (the “Facility Agreement” with China Construction Bank. The total credit limit under the Facility Agreement is RMB 30,000,000 (approximately $ 4.6 million). As of September 30, 2022, the outstanding balance of the facility agreement was RMB 1 million and the it was paid off in March 2023. The loans bear fixed interest rates of 3% per annum. The credit was secured by Gansu QLS’s buildings and land use rights of approximately $276,000.

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

Gansu QLS had bank notes payable of $— and $1,531,649 to China Zheshang Bank (“CZB”) as of September 30, 2023 and 2022, respectively. The notes had due date from November 2022 to March 2023. The notes outstanding as of September 30, 2022 have been fully repaid on the due date.

As of September 30, 2022, $659,779 in cash deposits were held by banks as a security deposit for the notes payable, and recorded as restricted cash on consolidated balance sheets.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region and Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2023, 2022 and 2021. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the years ended September 30, 2023, 2022 and 2021.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2023 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, which is further reduced to 25% starting from January 2022 and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%, or 5% under the further reduced rate starting from January 2022. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s affiliated entities other than Gansu QLS and Chengdu QLS met the criteria of small-scale and low-profit enterprises.

Income (loss) before income taxes is derived from the following jurisdiction:

	For the year ended
	September 30,
	2023	2022	2021
China	$(1,725,034)	$2,936,530	$3,252,583
Cayman Islands	(6,177,870)	(1,375,971)	110,694
Total	$(7,902,904)	$1,560,559	$3,363,277

Significant components of the provision for income taxes were as follows:

	For the year ended
	September 30,
	2023	2022	2021
Current income taxes	$15,622	$4,464	$301,320
Deferred income taxes	203,544	189,838	(46,187)
Total	$219,166	$194,302	$255,133

The impact of these tax holidays decreased our taxes by $90,876, $171,217 and $458,163 for the years ended September 30, 2023, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share was $0.003, $0.006 and $0.013 for the years ended September 30, 2023, 2022 and 2021, respectively.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Temporary differences and carryforwards of the Company, its subsidiaries, the VIE and VIE’s subsidiaries that created significant deferred tax assets and liabilities are as follows:

	As of	As of
	September 30, 2023	September 30, 2022
Deferred tax assets:
Allowance for doubtful accounts and inventory provision	$100,797	$82,111
NOL Carryforwards	344,468	79,588
Deferred government grants	44,804	51,177
Deferred tax asset allowance	(479,291)	—
Total deferred tax assets	$10,778	$212,876

The Company, its subsidiaries, the VIE and VIE’s subsidiaries periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Based upon management’s assessment of all available evidence, the valuation allowance provided as of September 30, 2023 and 2022 were $479,291 and Nil, respectively. The Company’s NOL carryforwards will begin to expire in 2027 and fully expire in 2028.

All of the tax returns of WFOE, VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities for five years from the date of filing. The eligibility of favorable income tax rate is also subject to review by tax authority.

The following table reconciles the statutory rates to the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ effective tax rate:

	For the year ended
	September 30,
	2023	2022	2021
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	(2.6)%	(10.2)%	(13.6)%
Tax rate difference in jurisdictions other than PRC	(19.5)%	24.1%	—
R&D credit	1.8%	(19.6)%	—
Effect of NOL carryforward	—	(20.7)%	—
Deferred tax provision	—	12.2%	—
Deferred tax allowance	(6.1)%	—	—
Permanent difference	(1.4)%	1.7%	(3.8)%
Effective tax rate	(2.8)%	12.5%	7.6%

(b)Taxes Payable

The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ taxes payable consists of the following:

	September 30,	September 30,
	2023	2022
VAT tax payable	$69,805	$556,022
Corporate income tax payable	127,885	142,255
Business and other taxes payable	5,808	117,534
Total	$203,498	$815,811

NOTE 12 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIE and VIE’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2023, 2022 and 2021, the VIE and VIE’s subsidiaries made sales to affiliated companies in the amount of Nil, $122,189, $31,587, respectively. As of September 30, 2023 and 2022, the VIE and VIE’s subsidiaries had advance from affiliated company for Nil, and $8,740, respectively, which is due on demand.

NOTE 13 – LEASE

As of September 30, 2023, the VIE and VIE’s subsidiaries have one factory lease with expiration date through December 2025. For the years ended September 30, 2023, 2022 and 2021, the lease expenses were $30,275, $63,480 and $109,346, respectively. Balance sheet information related to the VIE and VIE’s subsidiaries’ operating leases as of September 30, 2023 and 2022 was as follows:

	As of	As of
	September 30,	September 30,
	2023	2022
Operating Lease Assets:
Operating Lease right of use asset	$59,300	$86,584
Total operating lease assets	59,300	86,584
Operating lease obligations:
Current operating lease liabilities	73,560	23,859
Non-current operating lease liabilities	24,575	72,537
Total Lease liabilities	$98,135	$96,396

Remaining Lease Term Operating Lease	2.25 years	3.25 years
Discount rate	5.5%	5.5%

Lease liability maturities as of September 30, 2023, are as follows:

Operating,
lease
2024	54,825
2025	27,412
2026	20,559
Total minimum lease payments	$102,796
Less: Imputed interest	(4,661)
Total	$98,135

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

Stock Based Compensation

As of September 30, 2022, the Company was obligated to issue shares with $20,000 to its former independent directors. The expense was recorded as selling, general and administrative, research and development expense.

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

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing July 10, 2021 and expiring on January 10, 2026. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2023 and 2022, 300,000 underwriter warrants were issued and outstanding (none of the warrants has been exercised as of the date).

Statutory Reserve

WFOE, VIE and VIE’s subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the voluntary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2023 and September 30, 2022, the balance of statutory reserve was $3,162,333 and $3,118,542, respectively.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2023, 2022 and 2021, respectively:

	For the year ended September 30, 2023
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$29,152,228	$2,000,452	$15,318,798	$46,471,478
Cost of revenue	27,392,224	1,060,302	16,267,458	44,719,984
Gross profit	$1,760,004	$940,150	$(948,660)	$1,751,494
Depreciation and amortization	$886,360	$44,943	$211,761	$1,143,064
Capital expenditures	$8,171	$30,653	$3,675,265	$3,714,089

	For the year ended September 30, 2022
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$40,305,988	$1,088,570	$23,460,467	$64,855,025
Cost of revenue	36,210,950	760,030	21,656,748	58,627,728
Gross profit	$4,095,038	$328,540	$1,803,719	$6,227,297
Depreciation and amortization	$963,457	$48,804	$212,412	$1,224,673
Capital expenditures	$1,882,198	$91,029	$1,259,042	$3,232,269

	For the year ended September 30, 2021
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$33,451,159	$486,171	$23,162,554	$57,099,884
Cost of revenue	28,362,016	463,738	22,635,600	51,461,354
Gross profit	$5,089,143	$22,433	$526,954	$5,638,530
Depreciation and amortization	$951,015	$47,194	$203,020	$1,201,229
Capital expenditures	$3,321,629	$46,169	$125,576	$3,493,374

	September 30,	September 30,
	2023	2022
Total Assets
Oxytetracycline & Licorice products and TCMD	$38,382,322	$50,690,503
Fertilizer	$3,291,960	$2,613,859
Heparin products and Sausage casing	$9,583,712	$11,222,255
Total	$51,257,994	$64,526,617

NOTE 16 – COMMITMENTS

On July 5, 2021, The Company entered into an investment agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). The Company agreed to invest for the construction of a factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. As of September 30, 2023, a total of $8.5 million (RMB 60 million) construction contracts has been signed for this project, the Company’s obligation shall be satisfied during the process of construction.

As of September 30, 2023, the Company has commitment to pay $3.2 million (RMB 22.6 million) under the investment agreement.

NOTE 17 – SUBSEQUENT EVENTS

On January 30, 2024, the Company signed a Redemption Agreement with iFactors SPC (“Redemption Agreement”), under which, the Company will redeem all its trading investment in six phases in 2024, starting from April 30, 2024 to September 30, 2024.

The Company’s management reviewed all material events that have occurred after the balance sheet date through February 15, 2024 on which these financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the consolidated financial statements.