Form 20-F
period 2024-09-30
BGM Group Ltd.
filed 2025-01-27
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-39805

BGM Group Ltd
(Exact name of Registrant as Specified in its Charter)
N/A

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People’s Republic of China +86-028-64775180
(Address of Principal Executive Offices)

Chen Xin, Chief Executive Officer No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People’s Republic of China +86-028-64775180 Email: xinchen@qiliancorp.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	BGM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 7,226,480 ordinary shares, consisting of 6,006,480 Class A ordinary shares, par value US$0.00833335 per share, and 1,220,000 Class B ordinary shares, par value US$0.00833335 per share, as of September 30, 2024.

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

As used in this annual report on Form 20-F, (i) “we,” “us,” “Parent,” “BGM,” “our company,” the “Company,” or “our” refers specifically to BGM Group Ltd (formerly known as Qilian International Holding Group Limited); (ii) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (iii) “WFOE” or “PRC Subsidiary” are to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.

It is important to note that BGM is not a Chinese operating company but a Cayman Islands holding company with no material business operations. BGM conducts its operations in China through the variable interest entity-- Gansu Qilianshan Pharmaceutical Co. Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries. Investors in BGM’s ordinary shares are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

BGM receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, BGM is the primary beneficiary of Gansu QLS for accounting purposes and treats it as a PRC consolidated entity under U.S. GAAP. BGM consolidates the financial results of Gansu QLS and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. BGM does not own any equity interest in Gansu QLS and its subsidiaries. For detailed descriptions of each of the VIE Agreement, please refer to disclosures under “Item 4. Information on the Company-A. History and Development of the Company- Our Holding Company Structure and Contractual Arrangements” in this annual report on Form 20-F.

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to BGM’s two subsidiaries through equity ownership, along with Gansu QLS (the “VIE”) and the VIE’s subsidiaries, which BGM does not own through equity ownership;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“BGM” are to BGM Group Ltd (formerly known as Qilian International Holding Group Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.71% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan but including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value of US$0.00833335 each;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value of US$0.00833335 each;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which BGM controls via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Hainan Trade” are to Qilian Shan International Trade (Hainan) Co., Ltd., a limited liability company organized under the laws of the PRC and is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ordinary Shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“Qilian HK” are to BGM’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;
●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;

●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which was 100% owned by Gansu QLS. Samen was dissolved in June 2023;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;
●	“VIE Agreements” are to a series of contractual arrangements, including Exclusive Service Agreement, as amended on August 27, 2019 and later terminated and replaced by Hainan Exclusive Service Agreement on December 1, 2022, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” “Parent,” or “the Company” are to BGM Group Ltd;
●	“WFOE” or “PRC Subsidiary” are to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth;
●	“Zhongqiao” are to Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd., a limited liability company organized under the laws of the PRC, which is a 51% subsidiary of Hainan Trade; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$Exchange Rate	2024	2023	2022
At the end of the year - RMB	RMB 7.0176 to $1.00	RMB7.2960 to $1.00	RMB7.1135 to $1.00
Average rate for the year - RMB	RMB 7.2043 to $1.00	RMB7.0533 to $1.00	RMB6.5532 to $1.00

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our, the VIE and its subsidiaries’ actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact BGM and its affiliated entities’ business and financial performance. Moreover, our and the VIE and its subsidiaries’ operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our, the VIE and its subsidiaries’ business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The pharmaceutical industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our and the VIE and its subsidiaries’ business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our and the VIE and its subsidiaries’ market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

BGM Group Ltd is not a Chinese operating company but a Cayman Islands holding company with no business operations. The business operations are conducted by Gansu Qilianshan Pharmaceutical Co., Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries established in the PRC. See “Item 4.C. INFORMATION ON THE COMPANY - Our Corporate Structure” for further information regarding our affiliated entities’ names, places of incorporation, and equity ownership. BGM and its affiliated entities are subject to legal and operational risks associated with being mostly based in the PRC and Hong Kong and having all of their operations in the PRC, discussed in greater detail below. BGM is incorporated in the Cayman Islands-- a holding company with no material operations, the Company conducts its operations in China through the variable interest entities-- Gansu QLS and its subsidiaries. Investors in BGM’s ordinary shares are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

BGM receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, BGM is the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. BGM consolidates the financial results of Gansu QLS and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. Neither BGM nor its investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in BGM’s ordinary shares thus are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “PRC Subsidiary” refers to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “BGM”, “the Company” refers to BGM Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Our corporate structure is subject to risks associated with BGM’s contractual arrangements with the VIE. The Company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating the VIE and its subsidiaries’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE and its subsidiaries. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE and its subsidiaries. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on the VIE and its subsidiaries’ operations and result in the Ordinary Shares diminishing substantially in value or even becoming worthless. The Company, our Hong Kong entity, the VIE and its subsidiaries, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

In addition, while BGM will take every precaution available to enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and BGM may incur substantial costs to enforce the terms of the arrangements. For example, the VIE, its subsidiaries, and their shareholders could breach their contractual arrangements with BGM by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to BGM’s interests. If BGM had direct ownership of the VIE and its subsidiaries, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under VIE Agreements, BGM relies on the performance by the VIE and its shareholders of their obligations under the contracts to direct the operation of the VIE and its subsidiaries. As such, the shareholders of VIE and its subsidiaries may not act in the best interests of BGM or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel BGM to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Further, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect the value of BGM’s ordinary shares, and could cause the value of such securities to significantly decline or become worthless. BGM faces numerous challenges in enforcing these contractual agreements due to uncertainties under Chinese law as well as jurisdictional limits. For a description of the risks related to these contractual arrangements and our corporate structure, see “Risk Factors - Risks Related to Our Corporate Structure.” For detailed descriptions of each of the VIE Agreement, please refer to disclosures under “Item 4. Information on the Company-A. History and Development of the Company- Our Holding Company Structure and Contractual Arrangements” in this annual report on Form 20-F.

BGM faces legal and operational risks associated with having the majority of its operations in China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as BGM, to conduct its business. Therefore, investors of BGM and its business conducted by the VIE and its subsidiaries face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect BGM and its affiliated entities’ business and results of operations. For example, BGM faces risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIE, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting due to if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in the VIE and its subsidiaries’ operations conducted by the VIE and its subsidiaries and the value of BGM’s ordinary shares, significantly limit or completely hinder BGM’s ability and the ability of any holder of its Ordinary Shares or other securities of BGM to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact BGM’s ability to conduct its business through the VIE and its subsidiaries, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we, the VIE or its subsidiaries were to be subject to such oversight and control, it may result in a material adverse change to the VIE and its subsidiaries’ business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause its ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder BGM’s ability and the ability of any holder of BGM’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage BGM and its subsidiaries’ reputation, which would materially and adversely affect BGM and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.”

BGM has been advised by Gansu Quanyi Law Firm, our PRC counsel, that as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities (the WFOE, the VIE and its subsidiaries) were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and BGM inadvertently concluded that relevant permissions or approvals were not required or that BGM did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Enrome LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual reports, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Enrome LLP are located in Denver, Colorado and Singapore, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.

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

Transfers of Cash Amongst Our Subsidiaries, the VIE, and the VIE’s Subsidiaries

BGM is permitted under the laws of Cayman Islands to provide funding to its subsidiary in Hong Kong (Qilian HK) through loans or capital contributions without restrictions on the amount of the funds. Qilian HK is permitted under the laws of Hong Kong to provide funding to BGM through dividend distribution without restrictions on the amount of the funds. Any determination related to our dividend policy will be made at the discretion of BGM’s board of directors after considering its financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any financing instruments. Subject to the Companies Act (Revised) of the Cayman Islands and its memorandum and articles of association (as amended and restated from time to time), BGM’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of its assets will exceed its liabilities and BGM will be able to pay its debts as they become due. There is no further restriction under the Companies Act (Revised) of the Cayman Islands on the amount of funds which may be distributed by BGM by dividend.

If BGM determines to pay dividends on any of its Ordinary Shares, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary by way of dividend payments. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from BGM to Qilian HK or from Qilian HK to BGM. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between BGM and its affiliated entities, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from BGM’s operating business conducted by its PRC based VIE and its subsidiaries, to BGM and U.S. investors and amounts owed.

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

While the PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC, none of the entities affiliated to the Company are on the negative list of domestic and foreign investments explicitly prohibited by the Chinese government. Thus, the Company will not experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits. If WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If BGM or its subsidiaries are unable to receive all of the revenues from their operations through the current VIE agreements, it may be unable to pay dividends on its ordinary shares.

Cash dividends, if any, on BGM’s ordinary shares will be paid in U.S. dollars. If BGM is considered a PRC tax resident enterprise for tax purposes, any dividends it pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. In order for BGM to pay dividends to its shareholders, it will rely on payments made from the VIE and its subsidiaries to WFOE, pursuant to VIE agreements between them, and the distribution of such payments to Qilian HK as dividends from WFOE. Certain payments from the VIE and its subsidiaries to WFOE are subject to PRC taxes, including enterprise income taxes, VAT and certain other taxes, as the case maybe.

For the year ended September 30, 2024, cash flow from WFOE to VIE included proceeds from repayment of loan of $702,469 and net proceeds from product sales and purchase of $898,863. For the year ended September 30, 2023, cash flow from VIE to WFOE included payment of $39,508 for net payments for products sales and purchase. For the year ended September 30, 2022, cash flow from WFOE to VIE included proceeds from repayment of loan of $762,986, interest payment of $166,458 and net payment for product sales and purchase of $209,064.

See “Dividend Policy”, “Risk Factors — BGM is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws. Any limitation on the ability of BGM’s affiliated entities to make payments to it could have a material adverse effect on BGM’s ability to maintain its business.”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

PRC Limitation on Overseas Listing and Share Issuances

Currently, BGM and its affiliated entities, are not required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate and list on U.S. exchanges or issue securities to foreign investors. If approval is required in the future and BGM is denied permission from Chinese authorities to list on U.S. exchanges, BGM will not be able to operate or to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to operate or to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although BGM and its affiliated entities are currently not required to obtain permission from any of the PRC federal or local government and have not received any denial to list on the U.S. exchange, BGM’s operations and ability to continue to list and issue securities to foreign investors may be adversely affected in the future, directly or indirectly, by existing or future laws and regulations relating to BGM’s PRC business operations. For more detailed information, see “Risks Related to Doing Business in China — The PRC government may intervene and influence the WFOE and the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of BGM’s securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. BGM and its affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if they are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, BGM will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of and for the years ended September 30, 2024, 2023 and 2022.

Selected Condensed Consolidating Statements of Operations Information

	For the Year ended September 30, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	698,583	25,097,953	(698,585)	25,097,951
Including: Service fee revenue (loss absorbed) from the VIE	—	—	698,585	—	(698,585)	—
Cost of revenues	—	—	7,807	20,975,389	—	20,983,196
Total operating expenses	820,606	(3,694)	358,251	4,198,253	(694,890)	4,678,526
Including: Service fee expense charged by the WFOE	—	—	—	698,585	(698,585)	—
Share of (loss) income of subsidiary (1)	80,506	76,813	—	—	(157,319)	—
Net income (loss)	(1,522,700)	80,506	76,813	5,534	(157,315)	(1,517,161)

	For the Year ended September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	(1,260,840)	46,471,478	1,260,840	46,471,478
Including: Service fee revenue (loss absorbed) from the VIE	—	—	(1,333,066)	—	1,333,066	—
Cost of revenues	—	—	3,255	44,716,729	—	44,719,984
Total operating expenses	649,697	—	307,155	2,143,901	1,260,840	4,361,593
Including: Service fee expense charged by the WFOE	—	—	—	(1,333,066)	1,333,066	—
Share of (loss) income of subsidiary (1)	(1,602,772)	(1,602,772)	—	—	3,205,544	—
Net income (loss)	(7,780,620)	(1,602,772)	(1,602,772)	(341,450)	3,205,544	(8,122,070)

	For the Year ended September 30, 2022
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	7,440,476	64,468,807	(7,054,258)	64,855,025
Including: Service fee revenue from the VIE	—	—	2,730,580	—	(2,730,580)	—
Cost of revenues	—	—	4,268,747	58,682,658	(4,323,677)	58,627,728
Total operating expenses	522,923	—	318,236	6,014,715	(2,730,580)	4,125,294
Including: Service fee expense charged by the WFOE	—	—	—	2,730,580	(2,730,580)	—
Share of income of subsidiary(1)	2,720,596	2,720,596	—	—	(5,441,192)	—
Net income	3,050,625	2,720,596	2,720,596	21,632	(7,147,192)	1,366,257

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	1,856,344	1,058,635	2,427,472	4,474,803	—	9,817,254
Amount due from the Parent/WFOE(2)	—	—	—	5,128,511	(5,128,511)	—
Total current assets	10,191,931	1,113,335	2,464,159	15,999,790	(5)	29,769,210
Service fee receivable from the VIE	—	—	11,789,750	—	(11,789,750)	—
Investment in subsidiary(3)	11,141,678	11,141,678	—	—	(22,283,356)	—
Other non-current assets	—	3,328,215	6,139,822	16,016,484	(2,250,003)	23,234,518
Total assets	21,333,609	15,583,228	20,393,731	37,144,785	(41,451,624)	53,003,728
Amounts due to the VIE and its subsidiaries(2)	(3,435,100)	4,436,707	4,126,905	—	(5,128,512)	—
Total current liabilities	—	1,149	2,853,836	5,921,003	(3)	8,775,985
Service fee payable to the WFOE	—	—	—	11,789,750	(11,789,750)	—
Other non-current liabilities	—	—	—	134,394	—	134,394
Total liabilities	(3,435,100)	4,437,856	6,980,741	17,845,147	(16,918,264)	8,910,379
Total shareholders’ equity	24,768,709	11,145,373	13,412,990	19,299,638	(24,533,361)	44,093,349
Total liabilities and shareholders’ equity	21,333,609	15,583,228	20,393,731	37,144,785	(41,451,625)	53,003,728

	As of September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	277,218	—	322,834	6,876,195	—	7,476,247
Amount due from the Parent/WFOE(2)	—	—	—	4,125,329	(4,125,329)	—
Total current assets	15,230,237	—	369,857	23,037,856	(4,125,329)	34,512,621
Service fee receivable from the VIE	—	—	11,091,165	—	(11,091,165)	—
Investment in subsidiary(3)	10,693,672	10,693,672	—	—	(21,387,344)	—
Other non-current assets	—	—	2,772,206	13,973,167	—	16,745,373
Total assets	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,549,536	—	(4,125,329)	—
Total current liabilities	575,793	—	3,539,555	6,670,120	(4,125,329)	6,660,139
Service fee payable to the WFOE	—	—	—	11,091,165	(11,091,165)	—
Other non-current liabilities	—	—	—	246,454	—	246,454
Total liabilities	575,793	—	3,539,555	18,007,739	(15,216,494)	6,906,593
Total shareholders’equity	25,348,117	10,693,672	10,693,673	19,003,284	(21,387,345)	44,351,401
Total shareholders’liabilities and equity	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994

Selected Condensed Consolidating Cash Flows Information

	For the Year ended September 30, 2024
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(4,220,872)	3,379,370	1,203,550	182,190	—	544,238
Net cash (used in) provided by investing activities	5,800,000	(1,078,215)	(1,404,938)	(2,333,429)	—	983,418
Net cash used in financing activities	—	—	—	(491,728)	—	(491,728)

	For the Year ended September 30, 2023
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(635,467)	—	(268,752)	1,203,435	12,993	312,209
Net cash used in by investing activities	(1,000,000)	—	(29,347)	(3,700,105)	(12,993)	(4,742,445)
Net cash provided by (used in) financing activities	(1,787,517)	—	56,711	(1,190,278)	—	(2,921,084)

	For the Year ended September 30, 2022
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided operating activities	(527,971)	—	280,889	12,901,270	—	12,654,188
Net cash used in investing activities	—	—	(1,341,994)	(1,153,972)	(762,986)	(3,258,952)
Net cash used in financing activities	—	—	(762,986)	(5,937,529)	762,986	(5,937,529)

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2020	6,966,081
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,974,990
Effect of exchange rate	6,858
As of September 30, 2021	9,947,929
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,720,596
Effect of exchange rate	(22,641)
As of September 30, 2022	12,645,883
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	(1,602,772)
Effect of exchange rate	(349,439)
As of September 30, 2023	10,693,672
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	80,506
Effect of exchange rate	367,500
As of September 30, 2024	11,141,678

Notes

(1)	It represents the elimination of share of income by BGM from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among BGM, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.
(3)	As of September 30, 2024, the $4,012,005 intercompany balances included $702,469 loan of WFOE due to the VIE and its subsidiaries, $3,001,210 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $232,338 of other payable to the VIE and its subsidiaries from WFOE.

As of September 30, 2023, the $4,125,329 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $3,316,379 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $233,157 of other payable to the VIE and its subsidiaries from WFOE.

(4)	It represents the elimination of the investments in Qilian HK by BGM, and investments in the WFOE by Qilian HK, respectively.

A.        [Reserved]

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we, our subsidiaries, the VIE and its subsidiaries face, organized under relevant headings. The legal and operational risks associated with having operations in the PRC also apply to our presence in Hong Kong. As Hong Kong currently operates under a different set of laws from the PRC, the laws, regulations and the discretion of the governmental authorities in the PRC discussed in this annual report are expected to apply to our entities and businesses in the PRC, rather than entities or businesses in Hong Kong. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to the PRC, or whether any laws or regulations of the PRC will become applicable to our operations in Hong Kong in the future. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our subsidiaries, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect BGM and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

●	On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Enrome LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Enrome LLP are located in Denver, Colorado and Singapore, respectively, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.
●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of BGM’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations. See “Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations”.
●	Changes in laws, regulations and policies in the PRC and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in the PRC and the fact that rules and regulations in the PRC can change quickly with little advance notice. Rules and regulations in the PRC are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder BGM’s ability and the ability of any holder of BGM’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect BGM and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect BGM and its affiliated entities’ business and financial condition.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated in a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, BGM and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and BGM and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	Since our directors and executive officers hold approximately 23.7% of our Ordinary Shares, representing approximately 96.4% of the aggregate voting power, as of the date of this annual report, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to BGM and its affiliated entities’ performance. For more information, see page 45 under Risks Related to Our Ordinary Shares.

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

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.” The VIE and its subsidiaries conducts their business activities in China. We are a holding company and do not conduct any business activities. Qilian International Trading (Chengdu) Co., Ltd., or WFOE, has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable us to exercise certain control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE when and to the extent permitted by PRC law. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.” We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIE and its subsidiaries because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. In fiscal years ended September 30, 2024, 2023, and 2022, the VIE and its subsidiaries contributed to 100% of our total revenues.

However, BGM is a Cayman Islands holding company with no equity ownership in the VIE or its subsidiaries. We do not conduct any business. The business operations are instead conducted in China through the VIE and the VIE’s subsidiaries with which we have maintained only contractual arrangements. Investors in our Ordinary Shares thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our Company as a group.

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

Although we believe we and the VIE and its subsidiaries are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that the VIE or any of the VIE’s subsidiaries do not comply with applicable law, it could revoke their business and operating licenses, require them to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require them to restructure their operations, impose additional conditions or requirements with which they may not be able to comply, impose restrictions on their business operations or on their customers, or take other regulatory or enforcement actions against them that could be harmful to their business. Any of these or similar occurrences could significantly disrupt the business operations of the VIE and its subsidiaries or restrict the VIE and its subsidiaries from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition and results of operations of BGM and its affiliated entities. If any of these occurrences results in our inability to direct the activities of the VIE or its subsidiaries that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE or its subsidiaries, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of those entities that conduct a significant part of the VIE and its subsidiaries’ operations.

BGM relies on contractual arrangements with the VIE and VIE’s subsidiaries in China for its business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

BGM relies on and expects to continue to rely on its wholly owned PRC Subsidiary’s contractual arrangements with Gansu QLS and Gansu QLS’s shareholders to operate its business. These contractual arrangements may not be as effective in providing BGM with control over Gansu QLS as ownership of controlling equity interests would be in providing BGM with control over, or enabling BGM to derive economic benefits from the operations of Gansu QLS. Under the current contractual arrangements, as a legal matter, if Gansu QLS or any of its shareholders executing the VIE contractual arrangements fails to perform its, his or her respective obligations under these contractual arrangements, BGM may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which BGM cannot assure investors will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to BGM or its designated persons when it exercises the purchase option pursuant to these contractual arrangements, BGM may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) the VIE or its shareholders terminate the contractual arrangements or (iii) the VIE or its shareholders fail to perform their obligations under these contractual arrangements, BGM’s business operations in China would be materially and adversely affected, and the value of BGM’s shares would substantially decrease. Further, if BGM fails to renew these contractual arrangements upon their expiration, BGM would not be able to continue its business operations unless the then current PRC law allows BGM to directly operate businesses in China.

In addition, if the VIE or all or part of its assets become subject to liens or rights of third-party creditors, BGM may be unable to continue some or all of its business activities, which could materially and adversely affect BGM and its affiliated entities’ business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering BGM’s ability to operate its business, which could materially and adversely affect BGM and its affiliated entities’ business and its ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit BGM’s ability to enforce these contractual arrangements. In the event BGM is unable to enforce these contractual arrangements, BGM may not be able to exert expected control over its operating entities and BGM may be precluded from operating its business, which would have a material adverse effect on its financial condition and results of operations.

If the PRC government deems that BGM’s contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, BGM could be subject to severe penalties or be forced to relinquish our interests in those operations.

BGM has entered into, through WFOE, a series of contractual arrangements with the VIE and its shareholders. These contractual arrangements enable BGM to (i) direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from the VIE and its subsidiaries in consideration for the services provided by the PRC Subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE or to all or part of the assets of the VIE, when and to the extent permitted by PRC law, or request any existing shareholder of the VIE to transfer all or part of the equity interest in the VIE to another PRC person or entity designated by BGM at any time in its discretion.

These agreements make BGM their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” BGM believes that its corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. BGM’s PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly owned PRC Subsidiary, the consolidated VIE and their shareholders is valid, binding and enforceable in accordance with its terms. However, BGM’s PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of the PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate BGM’s business and/or other participants in the relevant industry, would agree that BGM’s corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that BGM, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the VIE and its subsidiaries’ business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking Gansu QLS and its subsidiaries’ business and operating licenses;
●	discontinuing or restricting the VIE and its subsidiaries’ operations;
●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	requiring us or our PRC affiliated entities to restructure the relevant ownership structure or operations;
●	placing restrictions on our right to collect revenues;

●	restricting or prohibiting BGM’s use of the proceeds from its initial public offering to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to the VIE and its subsidiaries’ business.

The imposition of any of these penalties could have a material and adverse effect on BGM’s business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or BGM’s failure to receive the economic benefits from the VIE, BGM may not be able to consolidate the financial results of the VIE and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. In addition, BGM’s shares may decline in value or become worthless if it is unable to assert its contractual control rights over the assets of its affiliated entities in PRC that conduct all or substantially all of BGM’s operations.

Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect BGM and its affiliated entities’ business and financial condition and the value of your investment in our shares.

The equity interests of Gansu QLS are held by a total of 151 shareholders. Their interests in the VIE may differ from the interests of our Company as a whole. These shareholders may breach, or cause Gansu QLS to breach, or refuse to renew the existing contractual arrangements we have with Gansu QLS, which would have a material adverse effect on BGM’s ability to control Gansu QLS and its subsidiaries and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Gansu QLS to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, Gansu QLS, and the shareholders of Gansu QLS were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Gansu QLS’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Gansu QLS for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE were to request that the shareholders of Gansu QLS transfer their equity interests in Gansu QLS at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and could subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Gansu QLS for the adjusted but unpaid taxes according to the applicable regulations. BGM and its affiliated entities’ results of operations could be materially and adversely affected if Gansu QLS’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us or our affiliated entities to obtain such approval, and, even if we or our affiliated entities obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us or our affiliated entities, may subject us or our affiliated entities to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on the operations of the WFOE and the VIE and its subsidiaries in China, restrictions or limitations on BGM’s ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect BGM and its affiliates’ business, financial condition, and results of operations.

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

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we or our affiliated entities may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021 and November 14, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review and a draft of the Regulations on the Network Data Security, respectively, for public comments, according to which, among other things, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for, and prior to, an offering, it is uncertain whether we or our affiliated entities can or how long it will take us or our affiliated entities to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us or our affiliated entities to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on the WFOE and the VIE and its subsidiaries’ operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of the VIE or its subsidiaries’ operations, limit BGM’s ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on BGM and its affiliated entities’ business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we or our affiliated entities obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we or our affiliated entities can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Enrome LLP are located in Denver, Colorado and Singapore, and have been inspected by the PCAOB on a regular basis.

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

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Enrome LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors are located in Denver, Colorado and Singapore, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.

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

The recent developments would add uncertainties to our and the VIE and its subsidiaries’ operations and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being if we are required to engage a new audit firm, which would require significant expense and management time.

Our Ordinary Shares may be delisted and prohibited from being traded under the HFCA Act if the PCAOB is unable to inspect auditors who are located in China in the furture. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to BGM and its affiliated entities’ business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless.

BGM and its affiliated entities’ business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to BGM and its affiliated entities’ operations and the value of our Ordinary Shares. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in China-based issuers. Any such action may hinder BGM’s ability to offer or continue to offer its securities to investors, result in a material adverse change to BGM and its affiliated entities’ business operations, and damage our reputation, which could cause Ordinary Shares to significantly decline in value or become worthless. See also “Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations.”

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations.

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

As of the date of this annual report, we or our affiliated entities have not engaged in the relevant businesses provided in the Draft Regulation. As such, we or our affiliated entities currently do not expect that the draft measures by the CAC or other recent regulations will have an impact on ours and our affiliated entities’ business or results of operations, and we believe that we and our affiliated entities are compliant with the regulations and policies that have been issued by the CAC to date. As of the date of this annual report, we or our affiliated entities have not been subjected to any investigation, nor have we or any of our affiliated entities received any notice, warning, or sanction from applicable government authorities (including the CAC) with regard to the WFOE and the VIE and its subsidiaries’ business operations concerning any issues related to cybersecurity and data security. In addition, we or our affiliated entities have not been involved in any review, investigation, enquiry, penalty, or other legal proceedings initiated by applicable governmental or regulatory authorities or third parties in relation to in relation to cyber security or data protection. However, we and our affiliated entities still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in the WFOE and the VIE and its subsidiaries’ operations, negative publicity with respect to our Company, and diversion of our managerial and financial resources. Furthermore, if we or our affiliated entities were found to be in violation of applicable laws and regulations in China during such review, we or our affiliated entities could be subject to fines or other government sanctions and reputational damage. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities, recently issued jointly by the General Office of the Communist Party of China Central Committee and the General Office of the State Council, require (i) speeding up the revision of the regulatory provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, integrates the scattered rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. If they are deemed to be applicable to us, we cannot assure you that we or our affiliated entities will be compliant with such new regulations in all respects, and we or our affiliated entities may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations.

The PRC government’s significant oversight over the WFOE and the VIE and its subsidiaries’ business operations could result in a material adverse change in the WFOE, the VIE and its subsidiaries’ operations and the value of our Ordinary Shares.

We conduct business in China primarily through the WFOE and the VIE and its subsidiaries. The WFOE, the VIE and its subsidiaries’ operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of the WFOE, the VIE and its subsidiaries’ business, and it regulates and may intervene in the VIE and its subsidiaries’ operations, which could result in a material adverse change in the WFOE, the VIE and its subsidiaries’ business operations and/or the value of our Ordinary Shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting the WFOE and the VIE and its subsidiaries’ operations could cause BGM’s securities to significantly decline in value or become worthless. Therefore, investors of our Company face potential uncertainty from actions taken by the PRC government affecting the WFOE and the VIE and its subsidiaries’ business.

Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder BGM’s ability and the ability of any holder of BGM’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage BGM and its subsidiaries’ reputation, which would materially and adversely affect BGM and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. The interpretations of many PRC laws, regulations, and rules are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we or our affiliated entities may have to resort to court and administrative proceedings to enforce legal rights. However, since the administrative authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we or our affiliated entities may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability surrounding our contractual, property (including intellectual property), and procedural rights could adversely affect the WFOE and the VIE and its subsidiaries’ business and impede BGM’s ability to continue its operations through the WFOE and the VIE and its subsidiaries.

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

In addition, the PRC government may regulate or intervene in the WFOE and the VIE and its subsidiaries’ operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Strictly Scrutinizing Illegal Securities Activities emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us or our affiliated entities to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time. In addition, the Measures for Cybersecurity Censorship (Revised Draft for Comments) issued by the CAC on July 10, 2021, if enacted in the current form, extends the scope of cybersecurity review to cover data processing operators engaging in data processing activities that affect or may affect national security, including the listed in a foreign country. If the final version of the draft measures mandates clearance of cybersecurity review by companies like us, we may face uncertainties as to whether such clearance can be timely obtained, or at all. Therefore, we cannot assure you that we or our affiliated entities will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us or our affiliated entities to fully comply with applicable laws and regulations may significantly limit or completely hinder BGM’s ability to offer or continue to offer such securities, cause significant disruption to the WFOE and the VIE and its subsidiaries’ business operations, and severely damage our reputation, which would materially and adversely affect BGM and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

The PRC government may intervene or influence the WFOE and the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of BGM’s securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges. However, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors

We do not conduct any business operations. The business operations are conducted through our affiliated entities in PRC, which subject us and our affiliated entities to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

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

BGM has been advised by Gansu Quanyi Law Firm, our PRC counsel, that as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities affiliated to us were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we inadvertently concluded that relevant permissions or approvals were not required or that we or our affiliated entities did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way the VIE or its subsidiaries’ may conduct their business and could require them to change certain aspects of their business to ensure compliance, which could decrease demand for their products or services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, the WFOE and the VIE and its subsidiaries’ operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of BGM’s securities, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect BGM’s ability to offer or continue to offer securities to investors and cause the value of BGM’s securities to significantly decline or be worthless.

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

The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect BGM and its affiliated entities’ business, results of operations and financial condition.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for the WFOE and the VIE and its subsidiaries’ products and materially and adversely affect their competitive position.

All of the business operations of the VIE and its subsidiaries are conducted in China. Accordingly, BGM and its affiliated entities’ business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects the WFOE and the VIE and its subsidiaries’ business, their growth rate or strategy, and results of operations could be adversely affected as a result.

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

Although we believe we and our affiliated entities have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law as of the date of the annual report on Form 20-F, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we or our affiliated entities might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we or our affiliated entities may be subject to other liabilities, which could negatively affect BGM and its affiliated entities’ business, operating results and financial condition. In addition, the government may seek to hold the Company liable for successor liability FCPA violations committed by companies in which it invests or that it acquires.

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

BGM is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws. Any limitation on the ability of BGM’s affiliated entities to make payments to it could have a material adverse effect on BGM’s ability to maintain its business.

BGM is a holding company incorporated in the Cayman Islands, and it operates its core businesses through the WFOE and the VIE and its subsidiaries in the PRC. Therefore, the availability of funds for BGM to pay dividends to its shareholders and to service its indebtedness depends upon dividends received from the WFOE, the VIE and its subsidiaries. If the WFOE and the VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to BGM may be impaired. As a result, BGM’s ability to pay dividends and to repay its indebtedness will be restricted.

Under PRC laws and regulations, BGM’s PRC Subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretional funds. These reserve funds and discretional funds are not distributable as cash dividends.

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

Any limitation on the ability of BGM’s affiliated entities in PRC to pay dividends or make other distributions to it could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to its business, pay dividends, or otherwise fund and conduct its business.

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

Our PRC Subsidiary, the VIE and the VIE’s subsidiaries hold substantially all the assets that are important to the WFOE and the VIE and its subsidiaries’ business operations. If any of these entities undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering WFOE, the VIE and its subsidiaries’ to operate their business, which could materially and adversely affect BGM and its affiliated entities’ business, financial condition and results of operations.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our Ordinary Shares— The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. For instance, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands holding company.

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

Fluctuations in exchange rates could adversely affect the VIE and its subsidiaries’ business and the value of BGM’s securities.

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

Increases in labor costs in the PRC may adversely affect BGM and its affiliated entities’ business and results of operations.

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

We expect that the WFOE and the VIE and its subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless the WFOE and the VIE and its subsidiaries are able to pass on these increased labor costs to their customers by increasing the prices of their products and services, their financial conditions and results of operations could be materially and adversely affected.

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

There are a total of 151 Gansu QLS shareholders, who are PRC residents. Amongst them, 122 have signed the VIE Agreements, but only 82 have completed the Circular 37 Registration. The remaining 40 shareholders who have yet to complete the Circular 37 Registration hold a total of 4.5% of shares of Gansu QLS. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. While we attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements, we cannot, however, provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, but it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

The VIE is not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if it is not able to remediate the non-compliance.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for employees. Gansu QLS has not deposited social security premiums for some of the employees in accordance with the Social Security Law. Although Gansu QLS has failed to deposit social security premiums in full, we believe that no additional amount is required to be paid by Gansu QLS since (i) some of the employees of Gansu QLS are over the age limit to be paid social insurance fees, and some chose to waive receiving social insurance fees deposited by Gansu QLS and decided to participate in their own voluntary social insurance plans instead; and (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises. Thus, it is unlikely that the overdue social insurance premiums would be ordered to be repaid by Gansu QLS.

In accordance with the Regulation on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for employees’ housing fund deposits. Employers and employees are also required to pay and deposit housing funds in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Gansu QLS had not opened such bank accounts or deposited its employees’ housing funds until August 2019. On the basis that (i) Gansu QLS has opened the account for housing funds and deposited housing funds for staff since August 2019, and (ii) the local authorities had not taken enforceable measures to collect housing funds from local enterprises, we believe it is unlikely that the overdue unpaid housing fund would be ordered to be recovered from Gansu QLS. However, Chengdu QLS has not opened bank accounts for its employees’ housing fund deposits, nor has it deposited employees’ housing funds in accordance with the Regulations of HPF. Thus, Chengdu QLS may be ordered by PRC authorities to open a housing funds account, make the payment, and deposit an amount required by the PRC authorities within a prescribed time limit. If Chengdu QLS fails to comply to PRC authorities’ order within the prescribed time limit, a court ordered compulsory enforcement may be adopted and a fine of no less than RMB10,000 but no more than RMB50,000 shall be imposed.

Since the VIE failed to make adequate social insurance and housing fund contributions, it may be subject to fines and legal sanctions, and BGM and its affiliated entities’ business, financial condition and results of operations may be adversely affected.

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

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company and the VIE and its subsidiaries’ business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

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

The WFOE and the VIE and its subsidiaries have competitors in China that manufacture products similar to theirs. These companies sell similar products to ours and some of them may have more assets, resources and a larger market share. We believe the WFOE and the VIE and its subsidiaries are able to compete with these competitors because of their geographical location in Western China, unique combination of products and lower prices of products.

Some of the current or potential competitors of the WFOE and the VIE and its subsidiaries may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than they do. Mergers and acquisitions in the pharmaceutical, chemical and agricultural industries may result in even more resources being concentrated among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with the WFOE and the VIE and its subsidiaries in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, the research and development (“R&D”) projects of the WFOE and the VIE and its subsidiaries. Business opportunities of the WFOE and the VIE and its subsidiaries could be reduced or eliminated if their competitors develop and commercialize products that are more effective, more convenient or are less expensive than any products the WFOE and the VIE and its subsidiaries develop alone or with collaborators or that would render any such products obsolete or non-competitive. The competitors of the WFOE and the VIE and its subsidiaries also may obtain regulatory approval for their products more rapidly than the WFOE and the VIE and its subsidiaries may obtain approval for any that they develop, which could result in the competitors of the WFOE and the VIE and its subsidiaries establishing a strong market position before any new products of the WFOE and the VIE and its subsidiaries are able to enter the market. Additionally, technologies developed by the competitors of the WFOE and the VIE and its subsidiaries may render the product candidates of the WFOE and the VIE and its subsidiaries uneconomical or obsolete, and the WFOE and the VIE and its subsidiaries or their collaborators may not be successful in marketing any product candidates they may develop against competitors. The availability of the competitors’ products could limit the demand, and the price the WFOE and the VIE and its subsidiaries are able to charge, for any products that they develop alone or with collaborators.

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

The WFOE and the VIE and its subsidiaries need sufficient financing to implement their business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for their oxytetracycline products, fertilizer products and Heparin Sodium Preparations. The WFOE and the VIE and its subsidiaries will also need sufficient financing to materialize their future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $21.5 million in the next 3 years. Our inability to obtain sufficient additional financing would have a material adverse effect on the ability of the WFOE and the VIE and its subsidiaries to implement their business plans. As of September 30, 2024, we had cash and cash equivalents of approximately $9.8 million, total current assets of $29.8 million, and total current liabilities of $8.8 million. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support the WFOE and the VIE and its subsidiaries’ operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and the WFOE and the VIE and its subsidiaries’ operations may cease.

We, the VIE, and the VIE’s subsidiaries depend on certain key personnel, and loss of these key personnel could have a material adverse effect on the WFOE and the VIE and its subsidiaries’ business, financial condition and results of operations.

The success of our Company, the VIE, and the VIE’s subsidiaries is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Zhanchang Xin, chairman of the board of directors, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. We may not be able to retain Mr. Zhanchang Xin for any given period of time. Although we have no reason to believe that Mr. Zhanchang Xin will discontinue his services with us or the VIE, the interruption or loss of his services would adversely affect the ability of us, the WFOE, the VIE, and the VIE’s subsidiaries to effectively run their business and pursue their business strategy as well as our results of operations. We, the VIE and the VIE’s subsidiaries do not carry key man life insurance for any of the key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

BGM and its affiliated entities’ may not be able to hire and retain qualified personnel to support their growth and if BGM and its affiliated entities’ are unable to retain or hire these personnel in the future, their ability to improve their products and implement their business objectives could be adversely affected.

BGM and its affiliated entities must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. BGM and its affiliated entities’ may not be able to retain the services of their senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect BGM and its affiliated entities’ future growth and financial condition.

A significant portion of our revenue is concentrated in a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, BGM and its affiliated entities’ results of operations may be adversely and materially impacted.

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2024, two customers represented approximately 16% and 12% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2023, two customers represented approximately 15% and 14% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2022, two customers represented approximately 11% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. Since the WFOE and the VIE and its subsidiaries do not have long-term customer supply agreements with such large customers and rely primarily upon their goodwill and reputation to sustain the business relationship, BGM and its affiliated entities’ results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from the VIE or its subsidiaries.

The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and BGM and its affiliated entities’ results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2024, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 12% and 10% of the total purchases. For the fiscal year ended September 30, 2023, one vendor of the WFOE and the VIE and its subsidiaries accounted for 11% of the total purchases. For the fiscal year ended September 30, 2022, one vendor accounted for 14% of total purchase. If the WFOE and the VIE and its subsidiaries lose suppliers and are unable to swiftly engage new suppliers, their operations may be disrupted or suspended, and they may not be able to deliver hardware products to their customers on time. The WFOE and the VIE and its subsidiaries may also have to pay a higher price to source from a different supplier on short notice. While the WFOE and the VIE and its subsidiaries are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers or supplier merger targets in their desired timeline. As such, BGM and its affiliated entities’ results of operations may be adversely and materially impacted.

If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.

Although the brand name of the WFOE and the VIE and its subsidiaries is well-respected in the Chinese pharmaceutical and chemical industry, they still believe that maintaining and enhancing the brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of the current and future products and services of the WFOE and the VIE and its subsidiaries, and is an important element in the effort of the WFOE and the VIE and its subsidiaries to increase their customer base. Successful promotion of the brand name of the WFOE and the VIE and its subsidiaries will depend largely on their marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses the WFOE and the VIE and its subsidiaries will incur in marketing activities. If the WFOE and the VIE and its subsidiaries fail to successfully promote and maintain their brand, or if they incur substantial expenses in an unsuccessful attempt to promote and maintain their brand, the VIE and its subsidiaries may fail to attract new customers or retain their existing customers, in which case BGM and its affiliated entities’ business, operating results and financial condition, would be materially adversely affected.

Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Some products manufactured by the WFOE and the VIE and its subsidiaries are resource-based products. Thus, the WFOE and the VIE and its subsidiaries must manage their supply chain for raw materials and delivery of their products competently. Even though Chengdu QLS enjoys considerable advantages resulting from its access to high quality, low cost, and abundant local resources, supply chain fragmentation and local protectionism within China may cause disruption risks for the WFOE, the VIE and its other subsidiaries. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation, as well as product delivery throughout China. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could affect both supply and price. Any of these occurrences could cause significant disruptions to the supply chain of the WFOE and the VIE and its subsidiaries, manufacturing capability and distribution system that could adversely affect the ability of the WFOE and the VIE and its subsidiaries to produce and deliver some of their products.

Additionally, some of the raw materials the WFOE and the VIE and its subsidiaries use are procured from farmers, who are usually subject to environmental risks outside of their control. Thus, these farmers may not have the ability to supply continuously and stably if environmental and climate changes adversely affect their business.

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

In general, the business of the WFOE and the VIE and its subsidiaries could be affected by public health epidemics. If any of the employees or staff members of the WFOE and the VIE and its subsidiaries who operates manufacturing facilities or conduct R&D activities is suspected of having contracted a contagious disease, the WFOE and the VIE and its subsidiaries may be required to apply quarantines to their facilities or suspend manufacturing operations entirely. Furthermore, any future outbreak may restrict economic activities in affected regions and beyond, resulting in reduced business volume, temporary closure of factories or other disruptions of the business operations of the WFOE and the VIE and its subsidiaries, and adversely affect BGM and its affiliated entities’ results of operations.

For the fiscal years ended September 30, 2023 and 2022, the COVID-19 pandemic negatively impacted the WFOE and the VIE and its subsidiaries’ business operations. Specifically, the WFOE and the VIE and its subsidiaries’ production costs materially increased due to an increase in raw material prices. In addition, the market demand for some of the products of the WFOE and the VIE and VIE’s subsidiaries decreased, resulting in a decrease in market prices of these products. These two factors combined led to a decrease in our profit margin and a decrease in our net income for the fiscal years ended September 30, 2023 and 2022.

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

Since our directors and executive officers hold approximately 23.7% of our Ordinary Shares, representing approximately 96.4% of the aggregate voting power, as of the date of this annual report, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Mr. Zhanchang Xin, our chairman of the board of directors, is currently the beneficial owner of 2,767,800 Class A ordinary shares and 10,200,000 Class B ordinary shares, or approximately 13.3% of our outstanding Ordinary Shares, representing approximately 49.2% of the aggregate voting power, of which approximately 10.9% are directly held by Ahanzhai Development Limited, an entity 100% owned by Mr. Xin. Ms. Furong Cao, our director, is currently the beneficial owner of 9,800,000 Class B ordinary shares, or approximately 10.1% of our outstanding Ordinary Shares through LX Management Company Limited, an entity 100% owned by Ms. Cao, representing approximately 47.2% of the aggregate voting power of our total issued and outstanding shares. They have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They are expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares, or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

The Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, may not be subject to all these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to follow home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2025. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2025, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

As a result of disclosure of information in this Form 20-F and in filings required of a public company, our and the VIE and its subsidiaries’ business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our and the VIE and its subsidiaries’ business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in BGM and its affiliated entities’ favor, these claims, and the time and resources necessary to resolve them, could divert the resources of BGM and its affiliated entities’ management and adversely affect BGM and its affiliated entities’ business, brand and reputation and results of operations.

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

Our corporate affairs are governed by our currently effective memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to BGM and its affiliated entities’ performance.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our and the VIE and its subsidiaries’ business and the price of our ordinary shares. Should the PCAOB determine that it cannot inspect or fully investigate our auditor for three consecutive years, an exchange may determine to delist our securities.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditors, ZH CPA, LLC and Enrome LLP, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards. Our auditors did not appear as part of the determination and were not listed under its appendix A or appendix B.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Holding Company Structure and Contractual Arrangements

BGM Group Ltd is not a Chinese operating company but a Cayman Islands holding company with its business operations conducted by Gansu Qilianshan Pharmaceutical Co., Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries established in the PRC. BGM Group Ltd (formerly known as Qilian International Holding Group Limited) is a Cayman Islands exempted company with limited liability incorporated on February 7, 2019. Qilian International (Hong Kong) Holdings Limited., which we refer to as “Qilian HK”, our wholly-owned subsidiary, was incorporated in Hong Kong on January 30, 2019. Qilian HK’s wholly owned subsidiary, Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., which we refer to as “WFOE”, was organized pursuant to PRC laws on May 15, 2019. Gansu Qilianshan Pharmaceutical Co. Ltd., which we refer to as Gansu QLS, the VIE, was established in August 30, 2006, as a result of restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws. Gansu QLS’ shareholders include certain PRC residents and corporate entities controlled by PRC residents.

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

Since we intend to acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, in which foreign investors are prohibited from investing, our WFOE cannot hold equity of Gansu QLS. We control Gansu QLS through contractual arrangements. BGM is a holding company with no business operation other than holding the shares in Qilian HK and Qilian HK is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of Gansu QLS and its subsidiaries.

Gansu QLS, the VIE, was established on August 30, 2006, by restructuring from Gansu State-operated Qilianshan Pharmaceutical Factory, which was incorporated in July 1969 in Jiuquan, Gansu Province, PRC pursuant to PRC laws.

On April 17, 2020, Rugao was incorporated under the laws of the People’s Republic of China. Rugao is the 100% owned subsidiary of Chengdu QLS. It was intended to be used as procurement and manufacturing assistance entity for Chengdu QLS and as a point of expansion for the VIE and its subsidiaries’ sausage casings business in Jiangsu Province.

On January 12, 2021, our Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “QLI.” We raised approximately US$23,865,085 in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us. As part of BGM Group Ltd’s (the “Company”) efforts to optimize its corporate structure, Qilian International Trading (Chengdu) Co., Ltd. (“Chengdu Trade”) and Gansu Qilianshan Pharmaceutical Co., Ltd. (“Gansu QLS”) executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Hainan Trade, a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS (the “Hainan Exclusive Service Agreement”), through which Hainan Trade obtained contractual control over Gansu QLS. The Service Termination Agreement became effective on December 1, 2022. The Hainan Exclusive Service Agreement was signed on December 1, 2022. Pursuant to the Hainan Exclusive Service Agreement between Gansu QLS and Hainan Trade, Hainan Trade provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by Hainan Trade under this agreement, Hainan Trade is entitled to collect a service fee that shall be equal to 99.214% of the net profits of Gansu QLS. The Hainan Exclusive Service Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Hainan Trade and Gansu QLS before expiration. Otherwise, this agreement shall be extended by another ten years automatically. The Hainan Exclusive Service Agreement does not prohibit related party transactions. Hainan Trade enjoys a favorable income tax rate and individual income tax rate for its employees of 15%. The Company expects change of the structure described above will save income tax expense and attracting talent in long term.

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

On August 11, 2023, Zhongqiao was established as a limited liability company organized under the laws of the PRC. Hainan Trade owns 51% equity interests of Zhongqiao. The remaining 49% equity interests are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC company controlled by Yuchang Xin, the brother of Zhanchang Xin, our Chairman of the Board.

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

Effective at the opening of business on August 11, 2024, the trading symbol of our Class A ordinary shares was changed to “BGM” on the Nasdaq Stock Market.

On October 18, 2024, shareholders approved the change of our company name to BGM Group Ltd at an extraordinary meeting of shareholders. Effective on October 30, 2024, we changed our name to “BGM Group Ltd.”

On November 27, 2024, BGM Group Ltd entered into a transaction agreement with CISG Holdings Ltd, Patriton Limited, a wholly owned subsidiary of CISG Holdings Ltd, and other related parties. Pursuant to the transaction agreement, the Company issued 69,995,661 Class A ordinary shares of par value of US$0.00833335 each to CISG Holdings Ltd, as consideration for 100% of the equity interest of Patriton Limited.

Our principal executive offices are located at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People’s Republic of China. The VIE and its subsidiaries’ telephone at this address is +86-0937-2689523. We maintain a corporate website at https://www.bgmgroupltd.com/. The information contained in our website is not a part of this annual report.

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

Our Corporate Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

Zhijiu Holdings Ltd.
GandiKang Holdings Ltd.
LX Management Co. Ltd.
Zhan chang Xin
Ahanzhai Development Co., Ltd.
Public Shareholders
CISG Holdings Ltd
1.467%
1.382%
10.08%
2.469%
10.87%
1.737%
71.996%
BGM Group Ltd (Cayman)
100%
100%
100%
Patriton Limited (BVI)
100%
BGM Data Tech Inc (BVI)
Qilian International (Hong Kong) Holdings Limited (Hong Kong)
GM Management Company Limited (Hong Kong)
Off shore
On shore
100%
100%
100%
100%
DuXiaoBo Intelligent Technology (Shenzhen) Co.,Ltd
Qilian International Trade (Chengdu) Co., LTD
Qilian Mountain International Trade (Hai nan) Co., LTD (Hai nan)
BGM(Hubei) Health Biological Industry Co., LTD
VIE
VIE
51.28%
RONS Intelligent Tech nology (Beijing) Co., LTD
Gansu Qilian Mountain Pharmaceutical Co., LTD (Jiuquan)
Zhongqiao Youguan (Chengdu) E-commerce service Co., LTD
VIE
Shuangping Jiang
49%
51%
Shenzhen Xinbao Inve stment Management Co., LTD
100%
100%
79.71%
100%
Jiuquan Ahan Biotechnology Co.,Ltd (PRC)
Moshangfa (Gansu)Fertilizer Industry Co.,Ltd (PRC)
Chengdu Qilianshan Biotechnology Co.,Ltd. (PRC)
Xizang Cangmen Trading Co.,Ltd (PRC)
100%
Panhua RONS Insurance Sales& Service Co., LTD
100%
Rugao Tianlu Livestock Products Co.Ltd (PRC)
Chongqing Shengfu Biological Technology Co.,Ltd (PRC)
Shenzhen Baowang E-commerce Co., LTD

*48.718% equity interests of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC entity that is controlled by Yuchang Xin, the brother of Zhanchang Xin, our chairman of the Board.

20.29% equity interests of Chengdu QLS are collectively owned by 49 individual shareholders, none of whom is an affiliate of the Company.

The Company is incorporated in the Cayman Islands. As a holding company with no material operations, the Company conducts its operations in China through the variable interest entities, Gansu QLS and its subsidiaries. The Company receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, we are the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of Gansu QLS and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “ VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “Chengdu Trade” refers to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “BGM” or “the Company” refers to BGM Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The Company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating the VIE and its subsidiaries’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE and its subsidiaries. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on the VIE and its subsidiaries’ operations and result in the Ordinary Shares diminishing substantially in value or even becoming worthless. The Company, our Hong Kong entity, the VIE and its subsidiaries, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

In addition, while we will take every precaution available to enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and we may incur substantial costs to enforce the terms of the arrangements. For example, the VIE, its subsidiaries, and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE and its subsidiaries (which we do not), we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under VIE Agreements, we will only rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the operation of the VIE and its subsidiaries. As such, the shareholders of VIE and its subsidiaries may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel us to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Further, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect the value of BGM’s Ordinary Shares, and could cause the value of such securities to significantly decline or become worthless. BGM faces numerous challenges in enforcing these contractual agreements due to uncertainties under Chinese law as well as jurisdictional limits. For a description of the risks related to these contractual arrangements and our corporate structure, see “Risk Factors - Risks Related to Our Corporate Structure.” For detailed descriptions of each of the VIE Agreement, please refer to disclosures under “Item 4. Information on the Company-A. History and Development of the Company- Our Holding Company Structure and Contractual Arrangements” in this annual report on Form 20-F.

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

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Gansu QLS’s obligations under the Exclusive Service Agreement, (2) ensure the Gansu QLS Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent and (3) provide WFOE control over Gansu QLS. Under the Call Option Agreement, WFOE may be able to acquire the equity interests or the assets in Gansu QLS any time to the extent permitted by the PRC Law. In the event Gansu QLS breaches its contractual obligations under the Exclusive Service Agreement, WFOE will be entitled to foreclose on the Gansu QLS Shareholders’ equity interests in Gansu QLS and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests or the assets in Gansu QLS and in this situation, WFOE may terminate the Exclusive Service Agreement, Equity Pledge Agreement and Call Option Agreement after acquisition of all equity interests or assets in Gansu QLS or form new VIE structure with the third parties designated by WFOE; or (2) dispose of the pledged equity interests or assets and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

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

B. Business Overview

Overview of our Company

BGM Group Ltd (“BGM”) is not an operating company but a Cayman Islands holding company. BGM’s operations are conducted through contractual arrangements with the VIE based in China. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of businesses, and we therefore rely on the VIE to operate these businesses in China. BGM Group Ltd does not own equity interest in the VIE or its subsidiaries. For a summary of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company — Our Holding Company Structure and Contractual Arrangements — Contractual Arrangements between WFOE and Gansu QLS.” Investors in our Ordinary Shares thus are not acquiring equity interest in our operating entities in China but instead are acquiring interest in a Cayman Islands holding company.

The WFOE and the VIE and its subsidiaries face legal and operational risks associated with having the majority of their operations in China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of BGM and its business conducted by the WFOE and the VIE and its subsidiaries face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect BGM and its affiliated entities’ business and results of operations. For example, we and our affiliated entities face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIE, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in the WFOE and the VIE and its subsidiaries’ operations and the value of BGM’s Ordinary Shares, significantly limit or completely hinder BGM’s ability and the ability of any holder of its Ordinary Shares or other securities of BGM to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact BGM’s ability to conduct its business through the WFOE and the VIE and its subsidiaries, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause its ordinary shares to significantly decline in value or become worthless” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder BGM’s ability and the ability of any holder of BGM’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage BGM and its subsidiaries’ reputation, which would materially and adversely affect BGM and its affiliates’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.”

BGM has been advised by Gansu Quanyi Law Firm, our PRC counsel, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities affiliated to us were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and we or our affiliated entities inadvertently concluded that relevant permissions or approvals were not required or that we or our affiliated entities did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

In addition, trading in BGM’s securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist BGM’s securities. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditors, independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors, ZH CPA, LLC and Enrome LLP, are located in Denver, Colorado and Singapore, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Cash Transfers and Dividend Distribution

BGM conducts its business operations in China through the WFOE and the VIE and the VIE’s subsidiaries. If needed, BGM can transfer cash to our PRC Subsidiary through loans and/or capital contributions, and our PRC subsidiary can transfer cash to BGM through issuing dividends or other distributions. Our PRC Subsidiary can transfer cash to the VIE through intercompany loans and capital contributions, and the VIE can transfer cash to our PRC Subsidiary as service fees under the VIE contractual arrangements.

Current PRC regulations permit our PRC Subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — BGM is a holding company and it relies for funding on dividend payments from its affiliated entities by contracts, which are subject to restrictions under PRC laws. Any limitation on the ability of BGM’s affiliated entities to make payments to it could have a material adverse effect on BGM’s ability to maintain its business.” In addition, cash transfers from our holding company are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investments in PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to the PRC Subsidiary.”

For the year ended September 30, 2024, cash flow from WFOE to VIE included proceeds from repayment of loan of $702,469 and net proceeds from product sales and purchase of $898,863. For the year ended September 30, 2023, cash flow from VIE to WFOE included payment of $39,508 for net payments for products sales and purchase. For the year ended September 30, 2022, cash flow from WFOE to VIE included net proceeds used for product sales and purchase of $272,527.

We have not declared or paid dividends in the year ended September 30, 2024, nor any dividends or distributions were made by a subsidiary or VIE to our holding company. We do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Ordinary Shares — We do not intend to pay dividends for the foreseeable future.”

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

We have been advised by our PRC legal counsel, Gansu Quanyi Law Firm, that in the event that we conduct a follow-on offering of securities, we are required to file with the CSRC in accordance with the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), released by the CSRC on December 24, 2021. In the absence of such offering plan, we and our affiliated entities believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to BGM’s future offerings or the continued listing of BGM’s securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we and our affiliated entities do not receive or maintain the approvals, or we or our affiliated entities inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we and our affiliated entities are required to obtain approval in the future, we and our affiliated entities may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our and the VIE and its subsidiaries’ operations and the value of BGM’s securities, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

●	Licorice products include Gan Di Xin®, Qilian Shan® Licorice Extract, and Qilian Shan® Licorice Liquid Extract. The VIE and its subsidiaries’ Gan Di Xin® is an innovative antitussive and expectorant medicine made from raw licorice materials. The VIE and its subsidiaries’ Qilian Shan® Licorice Extract is a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets. The VIE and its subsidiaries’ Qilian Shan® Licorice Liquid Extract is the primary ingredient for medical preparation companies to produce compound licorice oral solutions.
●	Oxytetracycline products include Qilian Shan® Oxytetracycline Tablets and Qilian Shan® Oxytetracycline Active Pharmaceutical Ingredients (“API”). The VIE and its subsidiaries’ Qilian Shan® Oxytetracycline Tablets are used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human. The VIE and its subsidiaries’ Qilian Shan® Oxytetracycline APIs are used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline as an active ingredient.
●	TCMD product, Ahan® antibacterial paste, is made from a mixture of 11 traditional Chinese herbal ingredients. It is used to treat refractory chronic skin diseases.
●	Heparin product, Heparin Sodium Preparation, is a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis.
●	Sausage casings include Zhu Xiaochang® Sausage Casings, which are all-natural food products used for culinary purposes.

●	Fertilizer products include Xiongguan® Organic Fertilizer and Xiongguan® Organic-Inorganic Compound Fertilizer. The VIE and its subsidiaries’ Xiongguan® Organic Fertilizer is designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction. The VIE and its subsidiaries’ Xiongguan® Organic-Inorganic Compound Fertilizer is made from both organic materials and traditional chemical fertilizer, and is designed to increased plant growth.

We also have a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals. In terms of AI application implementation, we rely on big data mining and AI Agent technology, and utilize the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. We are capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers. In the field of biopharmaceuticals, we deeply integrate AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for our management and offers high-quality products and precise services for consumers.

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

Customers

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2024, two customers represented approximately 16% and 12% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2023, two customers represented approximately 15% and 14% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2022, two customers represented approximately 11% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. While we believe that one or more of the major customers of the WFOE and the VIE and VIE’s subsidiaries could account for a significant portion of their sales for the foreseeable future, we anticipate that the customer base of the WFOE and the VIE and its subsidiaries will continue to expand and that they will become less dependent on major customers.

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

For the fiscal year ended September 30, 2024, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 12% and 10% of the total purchases. For the fiscal year ended September 30, 2023, one vendor of the WFOE and the VIE and its subsidiaries accounted for 11% of the total purchases. For the fiscal year ended September 30, 2022, one vendor accounted for 14% of total purchase.

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

Honors, Awards, and Qualifications

Honors

Honors	Individual or Entity Honored	Agency	Date
Vice Presiding Entity of Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	Gansu QLS	Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	August 2010
Vice Presiding Entity for Gansu Province Medical Industry Association	Gansu QLS	Gansu Province Medical Industry Association	May 2013
The 3rd Governing Entity of China Narcotics Association	Gansu GLS	China Association of Narcotic Drugs	October 2014
Vice Presiding Entity for Jiuquan City Environmental Protection Industrial Association	Gansu QLS	Jiuquan City Environmental Protection Industrial Association	March 2015
Gansu Provincial Excellent Engineering Consulting Award (awarded to our chairman of the board of directors)	Zhanchang Xin, our chairman of the board of directors	Gansu Provincial Development and Reform Commission	August 2010
Gansu Province’s Famous Brand	Gansu QLS	Gansu Famous Brand Strategy Promotion Committee	December 2011
Suzhou District Science and Technology Progress Award	Gansu QLS	Government of Suzhou District, Jiuquan City	August 2012
2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to the Gan Di Xin® product)	Gansu QLS

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

December 2015
Famous Trademark of Gansu Province (awarded to the Gan Di Xin® product)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	December 2015
Excellent Entrepreneur Award (awarded to our chairman of the board of directors)	Zhanchang Xin	China Petroleum and Chemical Industry Committee	July 2016
Gansu Province “Specialized New Technology” Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	November 2017
Strategic Emerging Growth Exemplar Enterprise	Gansu QLS	Gansu Provincial Development and Reform Commission	December 2018
Little Giant Enterprise of Chengdu City	Chengdu QLS	Sichuan Provincial Economic and Information Commission, Sichuan Provincial SME Bureau, Chengdu City Economic and Information Commission	December 2018
Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award	Gansu QLS	China Petroleum and Chemical Industry Federation and China SME Development Committee	November 2019
Chengdu City’s Unicorn Enterprise Award	Chengdu QLS	Chengdu City Municipal New Economy Commission	June 2019
Sichuan Province “Specialized and Innovative” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Sichuan Province “High-growth” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Suzhou District “Tax Contribution Award” for 2019	Gansu QLS	Suzhou District Committee and District Government	March 2020
2020 Gansu Provincial Technology Innovation Model Enterprise	Gansu QLS	Gansu Province Industry and Information Technology Commission, Gansu Province Department of Finance	August 2020
Jiuquan Leading Talent for Years 2020 to 2022 (awarded to our chairman of the board of directors)	Zhanchang Xin	Government of Jiuquan City and Jiuquan Municipal Committee of the Communist Party of China	November 2020
Excellent Entrepreneur Award (awarded to our chairman of the board of directors)	Zhanchang Xin	Government of Economic and Technological Development Zone of Jiuquan City	February 2021

Selective Criteria for the Awards

Gansu Provincial Excellent Engineering Consulting Award (awarded to our chairman of the board of directors, Mr. Zhanchang Xin)

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

Excellent Entrepreneur Award (awarded to our chairman of the board of directors, Mr. Zhanchang Xin)

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

Excellent Entrepreneur Award (awarded to our chairman of the board of directors)

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

R&D Achievements

The research and development activities of the WFOE and the VIE and its subsidiaries are project-based and the number of projects they work on varies annually. As of September 30, 2024, the WFOE and the VIE and its subsidiaries had 17 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The director of the R&D department, Mr. Zhanchang Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Zhanchang Xin’s leadership, the R&D department of the WFOE and the VIE and VIE’s subsidiaries contributed to the following recent accomplishments:

At the beginning of October 2016, Ahan established a TCMD research project borrowing ideas from medicines of Chinese Dai ethnicities. This research project created Ahan’s innovative Ahan® antibacterial paste for the treatment of psoriasis, neurodermatitis and other skin ailments. Ahan has completed all necessary filing procedure as required by PRC laws and the Ahan® Antibacterial Paste has been on the Chinese market since November 2017.

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

With the aid of advanced production technology and manufacturing facilities, Gansu QLS’s production capacity of oxytetracycline has reached its industrial upper limit. After thorough research and investigation, the R&D department of the WFOE and the VIE and VIE’s subsidiaries has concluded that only through improving the quality of oxytetracycline strains can they lead to industrial break-through of oxytetracycline production capacity. Additionally, Gansu QLS has been recently focusing on developing nitrofurantoin enteric-coated tablets and vitacoenzyme as new products to be offered in the future.

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

Since the beginning of 2022, Gansu QLS, in an effort to improve the product quality of oxytetracycline raw materials, has implemented the “Quality Improvement Process for Oxytetracycline Injections” project. Gansu QLS has conducted research on various areas based on the aforementioned project, including but not limited to, Vi-zyme Raw Materials, Nitrofurantoin Enteric-Coated Tablets, Pentyverine Citrate Tablets, and others. The Company believes that such research efforts will continue to improve the Company’s overall product quality, reduce production costs, enhance the Company’s independent research and development capabilities, and help develop new products. The Company believes that such research efforts will enhance its market competitiveness.

Facilities

The VIE and its subsidiaries own our premises located at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. The VIE and its subsidiaries use the premises not only for corporate and administrative purposes, but also for manufacturing the oxytetracycline products and licorice TCMD products.

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

In addition, as of September 30, 2024, the WFOE and the VIE and its subsidiaries leased two properties as employee housing with a total area of approximately 226 square meters, all of which are in Sichuan Province. As of September 30, 2024, we had leased employee dormitories with a total area of approximately 226 square meters, all of which are in Sichuan Province. As of September 30, 2024, Chengdu QLS leases a production facility from a third-party lessor with an aggregate area of approximately 6,000 square meters for an annual rent of RMB200,000 (US$30,969), which Chengdu QLS sublet to Rugao for an annual rent of RMB200,000 (US$30,969). We believe that our, the VIE and its subsidiaries’ current facilities are adequate and suitable for their operations, but we or our affiliated entities may seek additional space as needed to accommodate future growth.

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

Use of Pharmaceutical Product Packages

Pharmaceutical products packages must, in accordance with applicable regulations, be labeled and have an instruction booklet attached to them. The name of the drug, its ingredients, specifications, the manufacturing enterprise, approval number, product batch number, date of production, expiry date, suitability for symptoms or main function, methods of use, dosage, contraindications, side-effects and points to note must be clearly indicated on the label or in the instruction booklet. The labels of narcotic drugs, psychotropic drugs, poisonous drugs, radioactive drugs, drugs for external use only and non-prescription drugs must bear the prescribed mark. Drug packaging must comply with the national and professional standards. If no national or professional standards are available, an enterprise can formulate its own standards and use them in packing after obtaining the approval of the food and drug administration bureau at provincial level. Such enterprise must reapply to the relevant authorities if it needs to change its own packaging standards. Pharmaceuticals that have not developed or received approval for product packages and labels must sell or trade its drugs in China (except for drugs for the military).

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

According to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, our Ahan® antibacterial paste is categorized as Type II disinfectant, which is a disinfectant product with medium level risks. Type II disinfectant products’ sanitary and safety evaluation reports shall be filed for record with the provincial health administrative branch before the product is introduced to the market. Pursuant to the Regulations on Sanitary and Safety Evaluation of Disinfectant Products issued by the National Health and Family Planning Committee on June 27, 2014, the Company shall file the sanitary and safety evaluation reports of its modified Ahan® antibacterial paste with the provincial health administrative branch before such product can be introduced to the Chinese market. The local competent authorities shall publish the filing information excluding commercial secrets. The filing procedure does not involve approval from the competent authorities, and enterprises are not required to obtain any certificate in order to complete the filing procedure. Ahan has completed the required filing process for its current version of Ahan® antibacterial paste in June 2017.

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

Exempted from Registration — Fertilizers that have been used for many years domestically and have been established with national or industrial product executive standard are exempted from registration: ammonia sulfate, urea, calcium cyanamide, ammonium phosphate (mono and di), phosphor nitrate, superphosphate, potassium chloride; potassium sulfate, potassium nitrate, ammonium chloride, ammonium bicarbonate, calcium magnesium phosphate, potassium dihydrogen phosphate, single microelement fertilizer, and high concentration compound fertilizer;

Registered with provincial agricultural department — compound fertilizer, formula fertilizer (non foliar fertilizer), refined organic fertilizer, and soil acid regulating agents should be registered with provincial agricultural department and can be only sold within the administration area of the province. If the producer or distributor files a provincially registered fertilizer with the department at another province, the fertilizer can be sold in that province too.

Other Fertilizers — Fertilizers that do not comply with the above two criteria should be registered with the MOA. Fertilizer-pesticide mixtures and the homemade organic fertilizer produced by the farmers are also beyond the scope of fertilizer registration management. Homemade organic fertilizers for self-use purpose and fertilizer-pesticide mixtures are controlled under China’s pesticide registration system.

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

Data Requirements of Fertilizer Registration Application

The registration application materials consist of an application form, credential documents, test reports, position paper/ evaluation form, safety data, product executive standard, label samples, enterprise information and product samples. Field trials and one quality inspection test are performed prior to the application and another quality inspection and safety tests will be organized by the Secretariat afterward. Domestic applicants are subject to additional preliminary review and product executive standard filing formality at their provincial department. For imported fertilizers, qualification/identity of overseas producers and business relationship with its domestic agent are particularly reviewed. Technical data and sample requirements may vary depending on product nature, as summarized in the table.

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

Pursuant to the Water Pollution Prevention Law of the PRC, which was originally promulgated by the NPC on May 11, 1984 and amended on May 15, 1996, February 28, 2008 and June 27, 2017, effective from January 1, 2018, manufacturers must discharge water pollutants in accordance with national and local standards. If the water pollutants discharged exceed national or local standards, the manufacturer would be subject to fines amounting to 0.1-1 million RMB. In addition, the environmental protection authority has the right to order such manufacturer to correct their actions by reducing the amount of discharge during a stipulated period of time by restricting or suspending their operations. If the manufacturer fails to correct its action at the expiration of the stipulated period, the environmental protection authority may, subject to approval by the relevant level of the PRC government, shut down the manufacturer.

Gansu QLS has obtained its Pollutant Discharging Permit valid from December 29, 2020 to December 28, 2025, and Chengdu QLS has obtained the Pollutant Discharging Permit valid from May 30, 2019 to May 29, 2022, as required by the Air Pollution Prevention Law of the PRC as well as the Water Pollution Prevention Law of the PRC.

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017, and the Negative List, which came into effect on July 23, 2020. The Catalogue and the Negative List contain specific provisions guiding market access for foreign capital and stipulate in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The pharmaceutical industry, except for the production of confidential prescription products of proprietary Chinese medicines and the application of steaming, frying, simmering and calcining and other processing techniques for traditional Chinese medicine pieces production, in which foreign investors are prohibited from investing in, falls within the permitted category in accordance with the Catalogue and the Negative List. As of the date of this annual report, our current production and operation do not fall within any items on the Negative List. However, we may in the future acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces, and as a result it is likely that the WFOE and the VIE and its subsidiaries’ production and operation would be subject to the Negative List. As a result, we would not be able to hold any equity of Gansu QLS and its subsidiaries.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection of intellectual property rights and trade secrets. The State also establishes information reporting national security review systems according to the Foreign Investment Law.

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

According to the above regulations, a Foreign-invested Enterprise should obtain approval from MOFCOM before its establishment and operation. Qilian International Trading (Chengdu) Co., Ltd. is a Foreign-invested Enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Gansu QLS is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

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

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. We have completed the filing for recording our domain name of “bgmgroupltd.com” as a provider of non-commercial internet-based information services.

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

If any shareholder who is a PRC resident (as determined by Circular No. 37) holds any interest in our SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, capital contribution to the SPV by the shareholder failing to comply with Circular No. 37, as well as the distribution of profits and dividends derived from the SPV to such shareholder may be prohibited. However, even if such shareholder fails to fulfil the required foreign exchange registration with the local SAFE branches, BGM and Qilian HK are not restricted in their ability to contribute additional capital to WFOE. Since Gansu QLS and its subsidiaries are only controlled by WFOE through contractual arrangements, and since WFOE is not a shareholder of Gansu QLS, neither Gansu QLS nor any of its subsidiaries have any obligations to contribute capital to WFOE, nor have they any rights to receive distributions or dividends from WFOE. Only capital contributions to a special purpose vehicle by its shareholders failing to comply with Circular 37, as well as the repatriation of profits and dividends derived from such special purpose vehicle to China by its shareholders are limited. Our WFOE is not prohibited from distributing its profits and dividends to BGM or Qilian HK or from carrying out other subsequent cross-border foreign exchange activities because WFOE has completed the foreign exchange registration formalities as required upon its establishment. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange administration authority may, according to Regulation of the People’s Republic of China on Foreign Exchange Administration (2008 Revision) promulgated by the State Council with immediate effect on August 5, 2008, order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

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

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes, directly or indirectly:

●	expenses beyond its business scope or prohibited by relevant laws or regulations;
●	investment in securities unless otherwise provided by relevant laws or regulations;
●	entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or
●	expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

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

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and the SAT enacted the Administrative Measures for Accreditation of High and New Technology Enterprises, hereinafter referred to as the “Measures for High-Tech Enterprises”, which was amended on January 29, 2016 and retroactively effective from January 1, 2016. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. On July 11, 2018, the Circular on Extension of the Loss-Covering Carryover Period for High and New Technology Enterprises and Small and Medium-Sized Technological Enterprises was enacted with retroactive effect from January 1, 2018.

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

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant affiliated entities as of the date of this annual report:

*48.718% equity interests of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC entity that is controlled by Yuchang Xin, the brother of Zhanchang Xin, our chairman of the Board.

20.29% equity interests of Chengdu QLS are collectively owned by 49 individual shareholders, none of whom is an affiliate of the Company.

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

We also have a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals. In terms of AI application implementation, we rely on big data mining and AI Agent technology, and utilize the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. We are capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers. In the field of biopharmaceuticals, we deeply integrate AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for our management and offers high-quality products and precise services for consumers.

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

As of the date of this annual report, there is an aggregate of 97,222,141 ordinary shares, consisting of 77,222,141 Class A ordinary shares, par value of US$0.00833335 each, and 20,000,000 Class B ordinary shares, par value of US$0.00833335 each.

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

Our net revenue for the year ended September 30, 2024 was $25.1 million, representing a decrease of $21.4 million, or 46%, from $46.5 million for the year ended September 30, 2023. Net loss attributable to our shareholders for the year ended September 30, 2024 was $1.4 million, representing a decrease of $6.3 million, or 81.5%, from $7.8 million net loss attributable to our shareholders for the year ended September 30, 2023. Non-GAAP EBITDA (as defined below) for the year ended September 30, 2024 was $(0.3) million, representing an increase of $6.6 million, or (96%), from $(6.9) million for the year ended September 30, 2023. For additional information on EBITDA, please see the subsection “—EBITDA” below.

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

Results of Operations for the years ended September 30, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2024	2023	Amount	%
Net revenue	$25,097,951	$46,471,478	$(21,373,527)	(46)%
Cost of revenue	20,983,196	44,719,984	(23,736,788)	(53)%
Gross profit	4,114,755	1,751,494	2,363,261	135%
Selling, general and administrative, research and development expenses	4,678,526	4,361,593	316,933	7%
Loss from operations	(563,771)	(2,610,099)	2,046,328	(78)%
Interest income	(639,511)	99,190	(738,701)	(745)%
Other expense	(933,860)	(5,391,995)	4,458,135	(83)%
Loss before income tax provision	(2,137,142)	(7,902,904)	5,765,762	(73)%
Income tax expense/(benefit)	(619,981)	219,166	(839,147)	(383)%
Net loss	(1,517,161)	(8,122,070)	6,604,909	(81)%
Less: net loss attributable to non-controlling interest	(74,331)	(341,450)	267,119	(78)%
Net loss attributable to BGM Group Ltd	$(1,442,830)	$(7,780,620)	$6,337,790	(81)%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended
	September 30,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Oxytetracycline & licorice products and TCMD	$21,961,282	87%	$29,152,228	63%	$(7,190,946)	(24)%
Heparin products and sausage casing	$2,230,759	9%	$15,318,798	33%	$(13,088,039)	(85)%
Fertilizer	$905,910	4%	$2,000,452	4%	$(1,094,542)	(55)%
Total	$25,097,951	100%	$46,471,478	100%	$(21,373,527)	(46)%

Compared with net revenue for the year ended September 30, 2023, our net revenue decreased by $21.4 million, or 46%, for the year ended September 30, 2024, which was primarily attributable to a $7.2 million decrease in sales from Oxytetracycline & licorice products and TCMD, a $13.1 million decrease in sales from heparin products and sausage casing, and $1.1 million decreased sales from Fertilizer product.

Oxytetracycline & Licorice Products and TCMD

The sales of oxytetracycline products, licorice products and TCMD accounted for 76%, 21% and 3%, respectively, of this segment’s total sales for the year ended September 30, 2024, and 95%, 5% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2023. For the year ended September 30, 2024, the WFOE and the VIE and its subsidiaries’ sales translated into USD for oxytetracycline products, licorice products and TCMD decreased by approximately $7.2 million, or 24%, from approximately $29.2 million for the year ended September 30, 2023 to approximately $22.0 million for the year ended September 30, 2024. The decrease in sales in this segment is due to a decrease of oxytetracycline product for $10.9 million, offset by 3.3 million of increase from sales of licorice product. The reasons for the decrease in sales of oxytetracycline products are due to that :1) oxytetracycline products has halved, resulting in a decrease in sales from November 2023; 2) the price of the company’s oxytetracycline products is relatively high compared to other companies in the market. The increase in sales of licorice products is due to that: 1) the sales price of licorice products has increased. Because of one or two raw materials of licorice products being monopolized by the market, the price of this material has risen, resulting in an increase in the market sales price of licorice products; 2) the favorable market environment has led to an increase in the sales volume of licorice products; 3) the company signed a general agency agreement for licorice products in May 2024 and implemented an exclusive sales policy; 4) the company developed new products, licorice liquid extract and licorice extract powder in November 2023, which sold well and accounted for 72.8% of licorice revenue.

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing decreased by $13.1 million, or 85%, from $15.3 million for the year ended September 30, 2023, to $2.2 million for the year ended September 30, 2024. The decrease of $10 million in sales of heparin products is mainly due to four reasons: 1) Our country issued a centralized procurement policy for heparin products in hospitals, and the procurement price decreased by 50-70% compared to before. This news has reduced the purchasing volume of heparin products for customers in February 2023. 2) At the same time, the price of heparin products has also entered a downward trend, with the sales unit price dropping from 48,000 yuan in April 2023 to 12,000 yuan in December 2023, and now reaching 15,800 yuan. 3) The customer had a relatively large inventory of heparin products purchased in the early stage, and in order to reduce losses, the customer had to digest the inventory. Therefore, the decrease in customer procurement was the main reason for the company’s sales decline. 4) The company went from a profitable state to a loss state, with more production resulting in greater losses. Therefore, the company made the decision to shut down production to reduce losses. The company has been shut down since September 2023, only entrusted for processing. The sales of sausage casing decreased by $2 million mainly due to the impact of the national centralized procurement policy, resulting in a decrease in the company’s production.

Fertilizer

Sales from fertilizer decreased by $1.1 million, or 55%, from $2.0 million for the year ended September 30, 2023 to $0.9 million for the year ended September 30, 2024. The decrease in income is due to that: 1) the sales of organic fertilizers in 2024 are mostly government bidding projects, with very little retail sales; 2) The 2023 bidding projects include organic fertilizers, soil conditioners, and microbial agents, which are no longer included in the 2024 bidding projects.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended
	September 30,		Changes
	2024	2023	Amount	%
Oxytetracycline & licorice products and TCMD
Net revenue	$21,961,282	$29,152,228	$(7,190,946)	(25)%
Cost of revenue	18,324,619	27,392,225	(9,067,606)	(33)%
Gross profit	$3,636,663	$1,760,003	$1,876,660	107%
Gross Margin	16.6%	6.0%	10.6%

Heparin products and sausage casing
Net revenue	$2,230,759	$15,318,798	$(13,088,039)	(85)%
Cost of revenue	2,105,248	16,267,458	(14,162,210)	(87)%
Gross profit	$125,511	$(948,660)	$1,074,171	(113)%
Gross Margin	5.6%	(6.2)%	11.8%

Fertilizer
Net revenue	$905,910	$2,000,453	$(1,094,543)	(55)%
Cost of revenue	553,329	1,060,302	(506,973)	(48)%
Gross profit	$352,581	$940,151	$(587,570)	(62)%
Gross Margin	38.9%	47.0%	(8.1)%

Total
Net revenue	$25,097,951	$46,471,478	$(21,373,527)	(46)%
Cost of revenue	20,983,196	44,719,984	(23,736,788)	(53)%
Gross profit	$4,114,755	$1,751,494	$2,363,261	135%
Gross Margin	16.4%	3.8%	12.6%

Oxytetracycline & Licorice Products and TCMD

Cost of revenue for our oxytetracycline and licorice products and TCMD was $18.3 million for the year ended September 30, 2024, a decrease of $9.1 million, or 33%, from $27.4 million for the year ended September 30, 2023, which was primarily attributable to the decreased sales of the product as described above. Gross margin of our oxytetracycline and licorice products increased from 6.0% to 16.6% primarily due to 1) the newly developed licorice extract products have low costs, and the ratio of dry and wet licorice is constantly adjusted to reduce costs and increase gross margin; 2) as described before, the price of licorice products has increased, resulting in an increase in gross profit

Heparin Products and Sausage Casings

Cost of revenue for our heparin products and sausage casings was $2.1 million for the year ended September 30, 2024, a decrease of $14.2 million, or 87%, from $16.3 million for the year ended September 30, 2023. This was primarily attributable to the decreased sales of $13.1 million, or 85%, for the year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. From the negative gross margin of 6.2% in this segment for the fiscal year 2023 to gross margin of 5.6% for the fiscal year 2024, was due to the sales of heparin products and sausage casings in 2024, which is the remaining inventory in 2023. In 2023, the company increased its procurement of fresh sausages, resulting in a 5% increase in yield. Additionally, the average processing fee decreased from 4.51 yuan to 4.09 yuan or 9%.

Fertilizer

Cost of revenue for our fertilizer products was approximately $0.6 million for the year ended September 30, 2024, a decrease of approximately $0.5 million, or 48%, from approximately $1.1 million for the year ended September 30, 2023. This was primarily attributable to the decreased sales of $1.1 million, or 55%, for the year ended September 30, 2024 compared to the fiscal year ended September 30, 2023.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses were $4.7 million for the year ended September 30, 2024, representing an increase of approximately $0.3 million, or 7%, from $4.4 million for the year ended September 30, 2023. The increase was mainly attributable to an increase of legal fees of $0.2 million in the parent company.

Interest Income, net

Interest expense, net for the year ended September 30, 2024, increased by approximately $0.7 million. The increase of the balance is due to interest expense of Gansu QLS of prior years were adjusted in 2024.

Other Expense

Other expense was $0.9 million for the year ended September 30, 2024, as compared to $5.4million for the year ended September 30, 2023, which primarily consisted of government grants and investment loss. The decrease is mainly from the $4.7 million increased loss recognized from the fair value change in the investment in trading securities for the year ended September 30, 2023.

Income Tax Expense/(Benefit)Income tax expense decreased by $0.8million, or 383%, from $219,166 for the year ended September 30, 2023 to $ (619,981) for the year ended September 30, 2024. The decreased tax expense for 2024 with a loss before income tax provision is due to the increased for deferred tax asset.

Net Loss Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $74,331 for the fiscal year ended September 30, 2024, a decrease of $0.3 million, or 78%, from approximately $0.3 million of net loss attributable to non-controlling interest for the year ended September 30, 2023. The decrease was a result of the decrease of net loss of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and its subsidiaries experienced a net loss of approximately $0.3 million for the year ended September 30, 2024 and it experienced a net loss of approximately $1.6 million for the year ended September 30, 2023. Chengdu QLS and its subsidiaries manufacture our heparin products and sausage casings. See “—Net Revenue—Heparin Products and Sausage Casings” and “—Cost of Revenue and Gross Profit—Heparin Products and Sausage Casings.”

Net Loss Attributable to Our Shareholders

As a result of the above, our net loss attributable to our shareholders decreased by $6.3 million, or 81%, from net loss attributable to our shareholders of $7.8 million for the year ended September 30, 2023 to net loss attributable to our shareholders of $1.4 million for the year ended September 30, 2024.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended
	September 30,		Changes
	2024	2023	Amount	%
Net income	$(1,517,161)	$(8,122,070)	$6,604,909	(81)%
Interest income (expense)	639,511	(99,190)	738,701	(745)%
Income tax provision	(619,981)	219,166	(839,147)	(383)%
Depreciation & Amortization	1,237,229	1,143,064	94,165	8%
EBITDA	$(260,402)	$(6,859,030)	$6,598,628	(96)%
Percentage of EBITDA to revenue	(1.0)%	(14.8)%	13.7%

Our EBITDA was $(0.3) million for the year ended September 30, 2024, an increase of $6.6 million, or (96)%, compared to $(6.9) million for the year ended September 30, 2023. This was mainly due to the increase in net income resulting from increased the loss from investment due to the fair value change discussed above for the years ended September 30, 2023. The percentage of EBITDA to revenue was (1.0) % and (14.8)% for the years ended September 30, 2024 and 2023, respectively.

Results of Operations for the years ended September 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2023	2022	Amount	%
Net revenue	$46,471,478	$64,855,025	$(18,383,547)	(28)%
Cost of revenue	44,719,984	58,627,728	(13,907,744)	(24)%
Gross profit	1,751,494	6,227,297	(4,475,803)	(72)%
Selling, general and administrative, research and development expenses	4,361,593	4,125,294	236,299	6%
Income from operations	(2,610,099)	2,102,003	(4,712,102)	(224)%
Interest income	99,190	24,860	74,330	299%
Other expense	(5,391,995)	(566,304)	(4,825,691)	852%
Income (loss) before income tax provision	(7,902,904)	1,560,559	(9,463,463)	(606)%
Income tax expense	219,166	194,302	24,864	13%
Net income (loss)	(8,122,070)	1,366,257	(9,488,327)	(694)%
Less: net income (loss) attributable to non-controlling interest	(341,450)	289,564	(631,014)	(218)%
Net income (loss) attributable to BGM Group Ltd	$(7,780,620)	$1,076,693	$(8,857,313)	(823)%

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

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended
	September 30,		Changes
	2023	2022	Amount	%
Net income	$(8,122,070)	$1,366,257	$(9,488,327)	(694)%
Interest expense	(99,190)	(24,860)	(74,330)	299%
Income tax provision	219,166	194,302	24,864	13%
Depreciation & Amortization	1,143,064	1,224,672	(81,608)	(7)%
EBITDA	$(6,859,030)	$2,760,371	$(9,619,401)	(348)%
Percentage of EBITDA to revenue	(14.8)%	4.3%	(19.1)%

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

B.Liquidity and Capital Resources

Liquidity and Capital Resources

As of September 30, 2024, we had cash of approximately $9.8 million. We have funded our working capital and other capital requirements primarily by cash flow from operations, and bank loans. In the year ended September 30, 2021, we received approximately $24 million as proceeds from our initial public offering. Cash was used to pay for the investment in trading securities.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2024. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the years ended September 30, 2024, 2023 and 2022:

	For the Years ended
	September 30,
	2024	2023	2022
Net cash provided by operating activities	$544,238	$312,209	12,654,188
Net cash provided by (used) in investing activities	983,418	(4,742,445)	(3,258,953)
Net cash used in financing activities	(491,728)	(2,921,084)	(5,937,529)
Effect of exchange rate on cash	1,305,079	(151,446)	(1,086,067)
Net (decrease) increase in cash, cash equivalents and restricted cash	$2,341,007	$(7,502,766)	2,371,640

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, deferred tax, unrealized gain(loss) from trading securities and adjusted for the effect of working capital changes.

Net cash provided by operating activities was approximately $0.5 million for the year ended September 30, 2024, an increase of $0.2million in cash provided by operating activities, or 74%, compared to net cash provided by operating activities of $0.3 million for the year ended September 30, 2023. The increase of net cash inflow was a result of the following:

1.	Decrease in net loss of $6.6 million, from net loss of $8.1 million to net loss of $1.5 million.
2.

Change in inventory reserve was $0.8 million net cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in inventory reserve was $0.4 million net cash inflow, which led to a $1.2 million decrease in net cash outflow from operating activities. It’s because the inventory reserve was provisioned in previous years was sold in 2024, so the inventory reserve made in previous years was written off in 2024.

3.

Change in account receivable was $0.4 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in account receivable was $1.2 million net cash outflow, which led to a $1.6 million increase in net cash inflow from operating activities.

4.

Change in bank acceptance note receivable was $0.9 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in bank acceptance note receivable was $1.7 million net cash outflow, which led to a $2.6 million increase in net cash inflow from operating activities. The main reason is that since November 2023, the production volume of oxytetracycline has been halved. As a result, the sales volume has decreased, leading to a corresponding reduction in cash collection. Moreover, 90% of the payments received for oxytetracycline are mainly in the form of six - month bank acceptance drafts. With the decrease in sales volume, the corresponding notes receivable have also declined.

5.

Change in inventory was $1.0 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in inventory was $3.4 million net cash inflow, which led to a $2.4 million decrease in net cash outflow from operating activities. This is mainly because the market price of heparin sodium has been continuously dropping since March 2023 under the influence of the national centralized drug procurement policy. The company decided to shut down all heparin sodium production lines to reduce business risks. The production suspension is the main reason.

6.

Change in other current assets was $1.5 million net cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in other current assets was $1.4 million net cash inflow, which led to a $2.9 million decrease in net cash outflow from operating activities. This is mainly because the input tax was reclassified to other current assets in 2024.

7.

Change in account payable was $0.4 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in account payable was $1.6 million net cash outflow, which led to a $2.0 million increase in net cash inflow from operating activities.

8.

Change in contract liabilities was $0.6 million net cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change in contract liabilities was $0.5 million net cash inflow, which led to a $1.1 million decrease in net cash outflow from operating activities.

9.

Change in unrealized gain from marketable securities was $0.8 million for the year ended September 30, 2024. For the year ended September 30, 2023, the change in unrealized gain from marketable securities was $5.5 million net cash inflow, which led to a $4.7 million decrease in net cash outflow from operating activities. This is due to the company’s redemption of part of the funds and the conversion of the remaining funds into stocks.

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

Investing Activities

Net cash provided by investing activities was approximately $1.0 million for the year ended September 30, 2024, an increase of $5.7million, or (121%), compared to $4.7 million net cash used in investing activities for the year ended September 30, 2023. The increase was mainly due to the decreased short term investment of for $1.0 million and, the purchase of intangible assets of $0.8 million,  the increase of investment in payments on long term investment of $1.4 million, cash received from disposal of long term investment of $0.5million, the increase of payment made for construction of $0.9 million, and redemption from marketable securities $4.8million.

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

Financing Activities

Net cash used in financing activities was approximately $0.5 million for the year ended September 30, 2024, a decrease of $2.4 million, or 83%, compared to $2.9 million for the year ended September 30, 2023. The decrease was mainly a result of $0.7 million decrease from net cash repaid for bank loan and bank notes payable, and a $1.8 million decrease in dividend paid.

Net cash used in financing activities was approximately $2.9 million for the year ended September 30, 2023, a decrease of $3.0 million, or 51%, compared to $5.9 million for the year ended September 30, 2022. The decrease was mainly a result of $4.8 million decrease from net cash repaid for bank loan and bank notes payable, offset by a $1.8 million increase in dividend paid.

Capital Expenditures

Our capital expenditures were $3.9 million, $3.7 million and $3.2 million in fiscal years ended September 30, 2024, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the year ended September 30, 2024 is estimated to be $2.2 million for the new facility to be built in Chongqing city for producing our heparin products, and the construction of the new facility.

Holding Company Structure

BGM Group Ltd (“BGM”) is a holding company with no material operations of its own. BGM conducts its operations primarily through its subsidiaries, the VIE and the VIE’s subsidiaries in China. As a result, BGM’s ability to pay dividends depends upon dividends paid by our PRC Subsidiary. In addition, our PRC Subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our PRC subsidiary. Appropriation to the other two reserve funds is at our PRC subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC Subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC Subsidiary.” As a result, there is uncertainty with respect to BGM’s ability to provide prompt financial support to the PRC Subsidiary when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Valuation of investment in trading securities: Management relies on estimates of projected cashflows as support for the amounts disclosed in the Company’s financial statements as investments and valuation allowances taken against respective investments. The projections are based on the best estimates available. However, these estimates are subject to potential changes in market conditions, interest rates and market liquidity considerations. Certain inputs involve unobservable inputs and are classified as level 3 of the fair value hierarchy (see Note 2, Summary of significant account policies-Fair Value of Financial Instruments to our consolidated financial statements included elsewhere in this Annual Report). The sensitivity of the fair value calculation to these methods, assumptions, and estimates included could create materially different results under different conditions or using different assumptions.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhanchang Xin	58	Chairman of the Board of Directors
Waihua Xu	31	Independent Director
Ming Jing	63	Independent Director
Maofan Tang	28	Independent Director
Furong Cao	54	Director
Chen Xin	32	Chief Executive Officer
Yaxuan Zhai	31	Chief Financial Officer

Mr. Zhanchang Xin has been our Chairman of the Board since our incorporation and had served as the Chief Executive Officer from 2019 to 2024. Since August 2006, Mr. Xin has served as Chairman of the Board of Gansu QLS. Mr. Xin has over 30 years of research and engineering in the pharmaceutical industry. He has worked for Gansu QLS for 34 years and has published pharmaceutical research papers in Chinese medical journals such as “China Medical Industry Journal” and “Gansu Pharmaceutical”. In June 1986, Mr. Xin received a Bachelor Degree in Pharmacy from the School of Medicine at Lanzhou University. Mr. Xin received his Master Degree in Business Administration from Beijing Technology and Business University in December 2004.

Ms. Waihua Xu has served as our independent director since May 2024. Ms. Xu has acquired a wealth of experience in marketing and public relations. Since Auguest 2023, Ms. Xu has been the head of social media and UGC community teams at Shenzhen Geruidi Technology, Ltd., responsible for content operations. From June 2021 to August 2023, Ms. Xu worked at Shenzhen Yiyu Technology, Ltd., as the head of overseas new media operations. From August 2016 to June 2021, Ms. Xu worked as the customer manager at HomilyChart Canada Inc, responsible for developing and implementing marketing plan. Ms. Xu obtained her master’s degree in Leadership from Trinity Western University in 2019 and her bachelor’s degree in English from Hunan Institute of Engineering in 2016.

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

Ms. Furong Cao has served as our director since May 2024. Ms. Cao is an experienced professional in business management. She has acquired a wealth of business management experience across a diverse range of industries, such as medical technology, pharmaceuticals, finance, and management consulting. Since July 2021, Ms. Cao has served as the director of operations of Shenzhen Financial Investment Service Co., Ltd., responsible for overseeing the investment strategies. From July 2017 to June 2021, Ms. Cao served as the business director of Shenzhen Beida Sequoia Business Management Co., Ltd., where she was responsible for financial project planning and investment risk assessment. Ms. Cao obtained her bachelor’s degree in Medical Profession from Shanghai Second Medical College in 1993.

Mr. Chen Xin has served as our chief executive officer since May 2024. Mr. Xin worked as an algorithm engineer at Geely Auti Holdings Limited from August 2022 to February 2024, where he led a team in developing perception algorithms for autonomous driving systems. From June 2021 to August 2022, he was an algorithm engineer at Shenzhen DJ Innovatives, where he engineered on image processing algorithms for autonomous driving vehicles. Mr. Xin obtained his bachelor’s degree in Physics from Sichuan University in 2016 and his master’s degree in Physics from National University of Singapore in 2019.

Ms. Yaxuan Zhai has served as our chief financial officer since May 2024 and had served as the finance manager at the Company from October 2023 to May 2024. She worked as an auditor at Baker Tilly China Certified Public Accountants from November 2022 to October 2023. Ms. Zhai obtained her bachelor’s degree in Investment from Fujian Jiangxia University in 2018 and her master’s degree in Finance from The University of Sheffield in 2021.

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

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K, except that Mr. Zhanchang Xin is the father of Mr. Chen Xin.

B. Compensation

Compensation

For the fiscal year ended September 30, 2024, we paid an aggregate of $63,122 in cash to our directors and executive officers, and we paid an aggregate of US$26,650 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Subsidiary, the VIE, and the VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

On April 8, 2024, we adopted an equity incentive plan (the “2024 Plan”), by written resolutions of all the directors of the Company, pursuant to which up to 5,362,500 ordinary shares with par value of US$0.00166667 each of the Company (the “Overall Share Limit”) may be issued. On January 7, 2025, we approved the increase of the Overall Share Limit to 1,072,500 class A ordinary shares of par value of US$0.00833335 each (the “New Overall Share Limit”) by written resolutions of all the directors of the Company to reflect the share consolidation of the Company at a ratio of five-for-one, effective on June 21, 2024. As of the date of this annual report, none of the awards under the 2024 Plan has been granted.

The following paragraphs summarize other key terms of the 2024 Plan:

Types of Awards. The 2024 Plan permits the awards of options.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2024 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2024 Plan.

Award Agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, directors and consultants of the Company under the 2024 Plan. In addition, under the 2024 Plan, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. Under the 2024 Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. Under the 2024 Plan, the option shall be exercisable during its term (prior to the earlier of the expiration date or option termination set forth in the option agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer Restrictions. Under the 2024 Plan, Unless otherwise determined by the administrator, the option and the rights and privileges conferred hereby shall not be sold, pledged or otherwise transferred (whether by operation of law or otherwise) in any manner otherwise than by will or by the laws of descent or distribution, shall not be subject to sale under execution, attachment, levy or similar process and may be exercised during the lifetime of the optionee only by the optionee.  The terms of the 2024 Plan and the awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2024 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2024 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2024 Plan unless agreed by the participant.

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

Audit Committee. Our audit committee consists of Maofan Tang, Waihua Xu, and Ming Jing. Maofan Tang is the chairman of our audit committee. We have determined that Maofan Tang, Waihua Xu, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Maofan Tang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Maofan Tang, Waihua Xu, and Ming Jing. Ming Jing is the chairman of our compensation committee. We have determined that Maofan Tang, Waihua Xu, and Ming Jing satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ming Jing, Maofan Tang, and Waihua Xu. Waihua Xu is the chairperson of our nominating and corporate governance committee. Ming Jing, Maofan Tang, and Waihua Xu satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and other distributions, (iii) appointing officers and determining their terms of offices and responsibilities; (iv) exercising the borrowing powers of our company and mortgaging the property of our company; and (v) approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Pursuant to our third amended and restated memorandum and articles of association, a director may be appointed by ordinary resolution of the shareholders of our company or by the directors of the Company. Any appointment may be to fill a vacancy or as an additional director of the Company. Without prejudice to the Company’s power to appoint a person to be a director pursuant to the articles of association, the board of directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board of directors, subject to the total number of directors not exceeding any maximum number fixed by or in accordance with the articles of association. Any director so appointed shall, if still a director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a director at such meeting. Unless re-appointed or removed from office pursuant to the provisions of the articles of association, each director shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, directors will be elected by ordinary resolution of the shareholders of the Company. At each annual general meeting of the Company, each director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or removal pursuant to the articles of association All of executive officers are appointed by and serve at the discretion of our board of directors.

D. Employees

We had 323, 298, and 344 employees in total as of September 30, 2024, 2023 and 2022, respectively. As of September 30, 2024, there were 274 employees in Gansu QLS, 18 employees in Moshangfa, 6 employees in Chengdu QLS, 9 employees in Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”), 9 employees in Chengdu Trade and 7 employees in Hainan Trading and they work in the following capacities: management, administration, supplement, production, quality control, R&D, strain cultivation, chemical residue cleaning, ingredient combination, disinfection, tablet making, drug preparation, packaging, equipment operator, plate framing, boiler management, bottle making, biochemistry monitoring, powder making, crystalizing, decolorization, docking, product loading, facility repair, air compressor management, water pump management, water treatment, plumbing, welding, hygiene, intestine cleaning, salting, salt disintegration, vehicle management and financial management.

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionglai City for Gansu QLS, Moshangfa and Chengdu QLS as of September 30, 2024:

Number of
Gansu QLS	Employees
General Management	39
Manufacturing Management	27
Operators	196
Sales Department	12
Total	274

Number of
Moshangfa	Employees
General Management	4
Sales Department	3
Drivers	3
Operators	8
Total	18

Number of
Chengdu QLS	Employees
General Management	4
Financial Department	2
Total	6

Number of
Chongqing	Employees
General Management	3
Production and Quality Control Department	5
Sales department	1
Total	9

Number of
Chengdu Trade	Employees
General Management	3
Financial Department	6
Total	9

Hainan Trade	Employees
General Management	7
Total	7

As required by PRC laws and regulations, we and our affiliated entities participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We and our affiliated entities are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the fiscal year ended September 30, 2024, the VIE failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of the VIE Agreements, nor will it affect the validity of our VIE Agreements.

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

The calculations in the table below are based on an aggregate of 97,222,141 ordinary shares, consisting of 77,222,141 Class A ordinary shares, par value of US$0.00833335 each, and 20,000,000 Class B ordinary shares, par value of US$0.00833335 each.

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

	Class A	Class B	% of Beneficial Ownership
	Ordinary	Ordinary	(of total Class A Ordinary Shares and
	Shares	Shares	Class B Ordinary Shares)	% of Aggregate Voting Power**
Directors and Executive Officers†:
Zhanchang Xin (1)	2,767,800	10,200,000	13.3	49.2
Furong Cao (2)	—	9,800,000	10.1	47.2
Waihua Xu	—	—	—	—
Ming Jing	—	—	—	—
Maofan Tang	—	—	—	—
Chen Xin	*	—	*	*
Yaxuan Zhai	—	—	—	—
All directors and executive officers as a group:	3,028,492	20,000,000	23.7	96.4

5% Shareholders:
Ahanzhai Development Limited (3)	367,800	10,200,000	10.9	49.1
LX Management Company Limited (4)	—	9,800,000	10.1	47.2
CISG Holdings Ltd (5)	69,995,661	—	72.0	3.4

Notes:

*	Less than 1% of our total outstanding Ordinary Shares.
**	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares.
†	Unless otherwise indicated, the address of our directors and executive officers is No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People’s Republic of China.
(1)

Represents 2,400,000 Class A Ordinary Shares directly held by Mr. Zhanchang Xin as well as 367,800 Class A Ordinary Shares and 10,200,000 Class B Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)

Represents 9,800,000 Class B Ordinary Shares held by LX Management Company Limited, which is 100% owned by Ms. Furong Cao. The registered address of LX Management Company Limited is Flat 1512, 15/F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, 999077, Hong Kong.

(3)

Represents 367,800 Class A Ordinary Shares and 10,200,000 Class B Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)

Represents 9,800,000 Class B Ordinary Shares held by LX Management Company Limited, which is 100% owned by Ms. Furong Cao. The registered address of LX Management Company Limited is Flat 1512, 15/F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, 999077, Hong Kong.

(5)

Represents 69,995,661 Class A Ordinary Shares held by CISG Holdings Ltd, which is 100% owned by AIX Inc. AIX Inc. is a company listed on the Nasdaq Global Select Market. The registered address of CISG Holdings Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address of AIX Inc. is 60F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China.

As of the date of this annual report, we do not have registered holder in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

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

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we may make sales to our affiliated companies controlled by our major shareholders or subsidiaries. For the year ended September 30, 2022, we made sales to our affiliated companies in the amount of $122,189. As of September 30, 2022, we had advances from affiliated companies in the amount of $8,740. For the year ended and as of September 30, 2023, there was no related party transaction and related party balance outstanding. For the year ended and as of September 30, 2024, there was no related party transaction and related party balance outstanding.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Subject to Cayman Islands law, the Company may by ordinary resolution of shareholders declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

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

Effective at the opening of business on August 11, 2024, the trading symbol of our Class A ordinary shares was changed to “BGM” on the Nasdaq Stock Market.

On October 18, 2024, shareholders approved the change of our company name to BGM Group Ltd at an extraordinary meeting of shareholders. Effective on October 30, 2024, we changed our name to “BGM Group Ltd.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “BGM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Third Amended and Restated Memorandum and Articles of Association, filed as Exhibit 1.1 of Form 6-K filed on October 22, 2024 with the Securities and Exchange Commission. Our shareholders adopted our third amended and restated memorandum and articles of association by a special resolution of the shareholders on October 18, 2024, which we refer to as the articles below.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Registered Office

Our registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$41,916,750.50, divided into 5,000,000,000 Class A ordinary shares of par value of US$0.00833335 each, 20,000,000 Class B ordinary shares of par value of US$0.00833335 each, and 10,000,000 preferred shares of par value of US$0.00833335 each. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles of the Company:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for distribution; and

(b)	the Company’s shareholders may, by ordinary resolution of the shareholders, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution of the shareholders, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

A resolution put to the vote of the general meeting shall be decided on a show of hands unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder, save that each holder of Class B Ordinary Shares shall be entitled to exercise one hundred (100) votes for each Class B Ordinary Share he or she holds on any and all matters. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Shares

Provided that a transfer of shares complies with applicable rules of Nasdaq Stock Market, a shareholder may transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq Stock Market or in any other form approved by the directors, executed:

(a)	where the shares are fully paid, by or on behalf of that shareholder; and
(b)	where the shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered into the register of members of the Company.

Where the shares are not listed on or subject to the rules of Nasdaq Stock Market, our board of directors may, in its absolute discretion, decline to register any transfer of any share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
(b)	the instrument of transfer is in respect of only one class of shares;
(c)	the instrument of transfer is properly stamped, if required;
(d)	the shares transferred is fully paid and free of any lien in favor of us;
(e)	any fee related to the transfer has been paid to us; and
(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution of the shareholders allowing the liquidator to do either or both of the following:

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

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares in accordance with the articles, or otherwise by agreement with the shareholder holding those shares.

Variation of Rights of Shares

If our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied if one of the following applies:

(a)	the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or
(b)	the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders, present in person or by proxy, holding the issued shares of that class.

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

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

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

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given notice to the shareholders holding the shares (or to the person entitled to it in consequence of the death or bankruptcy of that shareholder) demanding payment and stating that if the notice is not complied with the shares may be sold, and that sum is not paid within 14 clear days after the date on which the notice is deemed to be given under the articles.

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

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former shareholder who held that share or to any other person and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

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

Share Premium Account

The directors shall establish a share premium account in accordance with the Companies Act and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not (unless required by the Nasdaq Stock Market) be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be convened by our board of directors in accordance with the articles. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may call a general meeting at any time. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition (and for this purpose each joint holder shall be obliged to sign). If the directors do not convene such meeting within 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting, the general nature of that business subject to the requirements of the Nasdaq Stock Market. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

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

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

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

If a poll is duly demanded it shall be taken in such manner as the chairman directs, not being more than thirty clear days after the poll was demanded.

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

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors (other than alternate directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no director shall be required to own shares as a condition of his appointment.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, each director will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

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

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

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

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, with the addition of, in the case of a company having a capital divided into shares a statement of the shares held by each member, which;
●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid or agreed to be considered as paid, on the shares of each member;
●	confirms the number and category of shares held by each member; and
●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

If the name of any person is, without sufficient cause, entered in or omitted from our register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may, by motion to the Grand Court of the Cayman Islands, to apply for an order that the register be rectified, and the Grand Court of the Cayman Islands may either refuse such application with or without costs to be paid by the applicant or it may, if satisfied of the justice of the case, make an order for the rectification of the register, and may direct the company to pay all the costs of such motion, application or petition, and any damages the party aggrieved may have sustained.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution, brought to or produced before a court of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although BGM Group Ltd does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of BGM Group Ltd and its affiliated entities organized outside the PRC.

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

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that BGM Group Ltd and its offshore subsidiary should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

J. Annual Report to Security Holders

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

Interest Rate Risk

Interest rates fluctuate, mainly due to uncertain future market behavior. The Group’s entities are all located in China, and the main raw materials required for the production of each company are procured within China, except for soybeans. Domestic soybeans are mainly sourced from foreign suppliers, the price of which will be affected by exchange rate fluctuations, but soybeans account for a very small proportion of the raw materials, so the interest rate risk associated with exchange rate fluctuations is negligible to the enterprise. The Group’s production of hygromycin APIs, pharmaceutical preparations, organic fertilizers, etc., and its main sales market are in China. Products that can be exported include hygromycin APIs, heparin sodium, and fine enteric coating. BGM did not directly export such products, which were sold by the downstream trade customers. Therefore, the sales of such products may be affected by foreign exchange price changes, but such income accounted for a small proportion of the overall income. We believe we have not been exposed to material risks due to changes in market interest rates.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, As of September 30, 2024 and 2023, $6,902,275 and $6,197,461 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of September 30, 2024 and 2023, $1,856,344 and $277,218 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk, The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

See “Item 10. Additional Information” for a description of the rights of securities holders.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of September 30, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of September 30, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2024.

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

As a company with less than US$1235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, Marcum Asia CPAs LLP and Enrome LLP, our independent registered public accounting firms, for the periods indicated.

		ZH CPA, LLC	Marcum Asia CPAs LLP	Enrome LLP	Total
2024	US$	30,000	—	300,000	330,000

2023	US$	280,000	—	—	305,000

2022	US$	300,000	57,500	—	387,500

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services, and other services as described above.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We currently intend to follow home country practice in lieu of such requirements under Nasdaq listing rules which may afford less protection to investors.

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, frequent testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and undertakes overall risk management, including oversight of cybersecurity and other information technology risks.

Our board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any significant cybersecurity incidents. Our board of directors also receives briefings from management on our cyber risk management program.

Our management has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management and the IT department, including our chief financial officer and chief executive officer, is responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes computing, management of OA system, management of ERP system, basic database management and network engineering.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in our IT Systems environment.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of BGM Group Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1.1 on Form 6-K filed with the SEC on October 22, 2024)

2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 on Form 20-F filed with the SEC on April 19, 2023)

4.1

Exclusive Service Termination Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian International

Trading (Chengdu) Co., Ltd. dated December 1, 2022 (incorporated herein by reference to Exhibit 10.1 on Form 6-K filed with the SEC on December 7, 2022)

4.2

Exclusive Service Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian Shan International Trade (Hainan) Co., Ltd dated December 1, 2022 (incorporated herein by reference to Exhibit 10.2 on Form 6-K filed with the SEC on December 7, 2022)

4.3*

Transaction Agreement among BGM Group Ltd, CISG Holdings Ltd, Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd. dated November 27, 2024 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed with the SEC on November 29, 2024)

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

11.2*	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Gansu Quanyi Law Firm

15.2*	Consent of ZH CPA, LLC

15.3*	Consent of Enrome LLP

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BGM Group Ltd

	By:	/s/ Chen Xin
	Name:	Chen Xin
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: January 27, 2025

BGM Group Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BGM Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BGM Group Ltd and its subsidiaries (the “Company”) as of September 30, 2024 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and its cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and the results of its operations and its cash flows for the year ended September 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matters

Restatement adjustments for changes in share consolidation

The consolidated financial statements of the Company as of September 30, 2023 and 2022 were audited by other auditor. As described in Note 14, the Company adjusted all shares and per share data periods presented for the shares consolidation. We audited the adjustments that were applied to restate the disclosure for share consolidation reflected in the September 30, 2023 and 2022 consolidated financial statements to retrospectively apply the effects of the share consolidation that occurred subsequent to the year ended September 30, 2023 and 2022. However, we were not engaged to audit, review, or apply any procedures to the September 30, 2023 and 2022 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the September 30, 2023 and 2022 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

January 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of BGM

Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BGM Group Limited (formerly known as Qilian International Holding Group Ltd.) and its affiliated entities (collectively, the “Company”) as of September 30, 2023, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Other Matter

As discussed in Note 2, Note 11 and Note 14 to the consolidated financial statements, subsequent to the date of our report, the Company had a share consolidation at a ratio of five-for-one, effective on June 21, 2024. The related number of  shares authorized, shares issued and outstanding as of September 30, 2023 and earnings per share for the years ending September 30, 2023 and 2022 presented on the Company’s consolidated financial statements that were incorporated in the Company’s Form 20-F for the fiscal year ended September 30, 2024 filed on January 27, 2025 with SEC were retroactively adjusted to reflect the share consolidation. These changes have not been audited by us and our report relating to the consolidated financial statements of the Company for the year ending September 30, 2023 will not be revised as a result.

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2023. Denver, Colorado February 15, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

BGM Group Ltd and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30	As of September 30
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$9,817,254	$7,476,247
Short term investment	—	1,000,000
Accounts receivable, net	1,543,160	1,975,716
Bank acceptance notes receivable	3,337,137	4,131,392
Inventories, net	5,049,688	4,991,435
Prepayment to suppliers, net	803,924	708,248
Investment in trading securities	8,323,587	13,943,019
Other current assets	894,460	286,564
TOTAL CURRENT ASSETS	29,769,210	34,512,621

Property and equipment, net	8,610,279	9,143,583
Construction in progress	5,640,063	2,867,683
Intangible assets, net	4,539,347	3,423,582
Long term investment	3,359,786	606,005
Operating lease right of use assets	—	59,300
Deferred tax assets	424,474	10,778
Prepayments for property and equipment	660,569	634,442
TOTAL ASSETS	53,003,728	51,257,994

CURRENT LIABILITIES:
Bank loans	—	479,715
Accounts payable	4,125,597	3,592,687
Contract liabilities	489,784	1,028,318
Deferred government grants-current	78,718	76,812
Taxes payable	315,328	203,498
Operating lease liabilities, current	—	73,560
Due to related party	2,851,526	—
Accrued expenses and other payables	915,032	1,205,549
TOTAL CURRENT LIABILITIES	8,775,985	6,660,139

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	—	24,575
Deferred government grants - noncurrent	134,394	221,879
TOTAL LIABILITIES	8,910,379	6,906,593

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Ordinary Shares, $0.00833335 par value, 100,000,000 and 20,000,000 shares authorized, 7,226,480 and 7,226,480 Ordinary Shares issued and outstanding as of September 30, 2024 and 2023 respectively*	59,583	59,583
Additional paid-in capital	36,410,931	36,410,931
Statutory Reserve	3,266,081	3,162,333
Retained earnings	4,349,377	5,896,373
Accumulated other comprehensive loss	(1,342,128)	(2,737,087)
Total shareholders’ equity attributable to BGM Group Ltd	42,743,844	42,792,133
Noncontrolling interests	1,349,505	1,559,268
TOTAL SHAREHOLDERS’ EQUITY	44,093,349	44,351,401
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	53,003,728	51,257,994

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30
	2024	2023		2022
NET REVENUE	$25,097,951	$46,471,478		$64,855,025

COST OF REVENUE	20,983,196	44,719,984		58,627,728

GROSS PROFIT	4,114,755	1,751,494		6,227,297

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	4,678,526	4,361,593		4,125,294

INCOME (LOSS) FROM OPERATIONS	(563,771)	(2,610,099)		2,102,003

Interest income (expense), net	(639,511)	99,190		24,860
Investment loss	(819,432)	(5,523,365)		(812,804)
Loss on disposal of long term investment	(101,354)	—		—
Share of results of associates	(204,648)	—		—
Grant income	206,415	192,375		413,717
Other expenses	(14,841)	(61,005)		(167,217)
Total other expense	(1,573,371)	(5,292,805)		(541,444)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(2,137,142)	(7,902,904)		1,560,559

INCOME TAX EXPENSE/(BENEFIT)	(619,981)	219,166		194,302

NET INCOME (LOSS)	(1,517,161)	(8,122,070)		1,366,257

Less: net income (loss) attributable to non-controlling interest	(74,331)	(341,450)		289,564

NET INCOME (LOSS) ATTRIBUTABLE TO BGM Group Ltd	$(1,442,830)	$(7,780,620)		$1,076,693

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,259,109	(730,903)		(3,091,179)
COMPREHENSIVE INCOME (LOSS)	(258,052)	(8,852,973)		(1,724,922)
Less: comprehensive income (loss) attributable to non - controlling interests	(210,181)	(381,357)		101,542
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO BGM Group Ltd	(47,871)	(8,471,616)		(1,826,464)

Earnings (loss) per common share - basic and diluted	$(0.20)	$(1.08)	*	$0.15	*
Weighted average shares - basic and diluted	7,226,480	7,226,480	*	7,226,480	*

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollars, except for the number of shares)

						Accumulated
						Other	Shareholders’
	Ordinary Shares		Additional			Comprehensive	Equity Attributable	Non-controlling	Total
	Shares*	Amount	Paid-in Capital	Retained Earnings	Statutory Reserve	Loss	to BGM Group Ltd	Interests	Shareholders’ Equity
Balance as of September 30, 2022	7,226,480	$59,583	$36,410,931	$15,509,177	$3,118,542	$(2,046,091)	$53,052,142	$1,911,394	$54,963,536
Net loss for the year	—	—	—	(7,780,620)	—	—	(7,780,620)	(341,450)	(8,122,070)
Acquisition of equity interest from unrelated third party shareholders	—	—	—	—	—	—	—	(28,356)	(28,356)
Contribution from non controlling interest	—	—	—	—	—	—	—	56,711	56,711
Appropriation for statutory reserve	—	—	—	(44,667)	43,791	—	(876)	876	—
Dividend	—	—	—	(1,787,517)	—	—	(1,787,517)	—	(1,787,517)
Foreign currency translation adjustment	—	—	—		—	(690,996)	(690,996)	(39,907)	(730,903)
Balance as of September 30, 2023	7,226,480	$59,583	$36,410,931	$5,896,373	$3,162,333	$(2,737,087)	$42,792,133	$1,559,268	$44,351,401
Net loss for the year	—	—	—	(1,442,830)	—	—	(1,442,830)	(74,331)	(1,517,161)
Appropriation for statutory reserve	—	—	—	(104,166)	103,748	—	(418)	418	—
Foreign currency translation adjustment	—	—	—	—	—	1,394,959	1,394,959	(135,850)	1,259,109
Balance as of September 30, 2024	7,226,480	$59,583	$36,410,931	$4,349,377	$3,266,081	$(1,342,128)	$42,743,844	$1,349,505	$44,093,349

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd and Subsidiaries

Consolidated Statements of Cash flows

(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30
	2024	2023	2022
Cash flows from operating activities:
Net Income (loss)	$(1,517,161)	(8,122,070)	1,366,257
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash operating lease expenses	60,785	25,982	22,451
Stock based compensation	—	—	20,000
Depreciation and amortization	1,237,229	1,143,064	1,224,672
Provision (reverse) for accounts receivable	127,568	37,885	(186,814)
Reverse for other receivables	(55,382)	—	—
Inventories provision (reserve)	(813,619)	388,253	444,894
Deferred tax expense (benefit)	(406,845)	203,544	189,838
Unrealized loss from investment in securities	819,432	5,527,381	853,000
Investment (income)	—	(4,016)	(40,196)
Share of results of associates	204,648	—	—
Loss on disposal of Long term investment	101,354	—	—
Property and equipment written off	526	—	8,755
Changes in operating assets and liabilities:
Accounts receivable	378,389	(1,223,035)	1,027,671
Bank acceptance notes receivable	949,455	(1,665,594)	8,744,826
Inventories	958,655	3,403,831	2,230,723
Prepayment to suppliers	(65,476)	492,858	41,869
Other current assets	(1,506,472)	1,414,305	(1,198,646)
Accounts payable	378,976	(1,618,317)	(805,443)
Contract liabilities	(571,880)	502,535	(1,827,461)
Contract liabilities - related parties	—	—	(17,066)
Deferred government grants	(96,364)	(126,198)	(275,963)
Taxes payable	101,845	(612,274)	584,693
Accrued expenses and other payables	359,167	539,782	301,165
Operating lease liabilities	(100,592)	4,293	(55,036)
Net cash provided by operating activities	544,238	312,209	12,654,188

Cash flows from investing activities:
Purchase of property and equipment	(240,133)	(179,759)	(2,033,510)
Payment for construction in progress	(2,613,123)	(1,668,924)	(1,198,759)
Purchase of intangible assets	(1,078,215)	(1,865,406)	(26,683)
Cash received from disposal of Long term investment	463,629	—	—
Dividend received	56,198	—	—
Payment for short term investment	—	(1,000,000)	—
Proceeds from short term investment	1,000,000	—	—
Payments on long term investment	(1,404,938)	—	—
Redemption from marketable securities	4,800,000	—	—
Purchase of non controlling interest	—	(28,356)	—
Net cash provided by (used in) investing activities	983,418	(4,742,445)	(3,258,952)

Cash flows from financing activities:
Proceeds from bank loans	—	496,222	3,204,541
Repayment of bank loans	(491,728)	(141,778)	(3,051,944)
Repayment of bank notes payable	—	(1,544,722)	(6,090,126)
Non controlling interest contribution	—	56,711	—
Dividend paid	—	(1,787,517)	—
Net cash used in financing activities	(491,728)	(2,921,084)	(5,937,529)

Effect of exchange rate change on Cash, cash equivalents and restricted cash	1,305,079	(151,446)	(1,086,067)

Net increase (decrease) in Cash, cash equivalents and restricted cash	2,341,007	(7,502,766)	2,371,640
Cash, cash equivalents and restricted cash at beginning of year	7,476,247	14,979,013	12,607,373
Cash, cash equivalents and restricted cash at end of year	$9,817,254	7,476,247	14,979,013

Supplemental cash flow information
Cash paid for interest	$4,262	$3,656	$122,237
Cash paid for income taxes	$21,910	$27,440	$—

Supplemental non-cash activities	—	—	—
Unpaid RMB 15,000,000（$2,107,407) of 25% euqity investment (total considerarion of RMB 25,000,000) to Caihou Capital (Shenzhen) Group	$2,107,407	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Qilian International Holding Group Limited (“Qilian International”, or “the Company”) is a Cayman Islands exempted company incorporated on February 7, 2019 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

On October 18, 2024, shareholders approved the change of our company name to BGM Group Ltd at an extraordinary meeting of shareholders. Effective on October 30, 2024, the Company changed our name to “BGM Group Ltd.”

BGM Group Ltd has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

In terms of AI application implementation, the group relies on big data mining and AI Agent technology, and utilizes the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. The group is capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers.

In the field of biopharmaceuticals, the group’s biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers.

Qilian International (Hong Kong) Holdings Ltd (“Qilian HK”) is a wholly-owned subsidiary of Qilian International formed in accordance with the laws and regulations of Hong Kong on January 30, 2019.

Qilian International is a holding company whose only asset is 100% of the equity interest in Qilian HK. Qilian HK is a holding company whose only asset is 100% of the equity interest in Qilian International Trading (Chengdu) Co., Ltd. (“Qilian Chengdu”) and Qilian Shan International Trade (Hainan) Co., Ltd. (“Hainan Trading”), and 51% ownership in Zhongqiao Youguan E-Commerce service Co., Ltd (“Zhongqiao”), collectively the “WFOE”), which are wholly foreign-owned entities organized under the laws of the PRC. Qilian International and Qilian HK do not have any substantive operations of their own but conduct their primary business operations through Qilian Chengdu and Hainan Trading’s variable interest entity, Gansu Qilianshan Pharmaceutical Co., Ltd (“Gansu QLS”, or the “VIE”).

BGM (Hubei) Health Biological industry Co, LTD is a wholly-owned subsidiary of Qilian HK formed on September 12, 2024.

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered and paid capital of Gansu QLS was approximately $12 million as of September 30, 2024 and 2023. Over the years, Gansu QLS has established seven subsidiaries:

	Ownership as of	Ownership as of
	September 30,	September 30,
	2024	2023
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.71%	79.51%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	100%
Tibet Samen Trading Co., Ltd (“Samen”) (1)	—%	—%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)	79.71%	79.51%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”)	79.71%	79.51%

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIE and VIE’s subsidiaries included in the Company, its subsidiaries, the VIE and VIE subsidiaries’ consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and VIE’s subsidiaries, and the Company and its subsidiaries are as follows:

	September 30,	September 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$4,474,803	$6,876,195
Accounts receivable, net	1,542,956	1,975,422
Bank acceptance receivable	3,337,137	4,131,392
Inventories, net	5,049,688	4,991,435
Prepayment to suppliers, net	803,767	708,097
Other current assets	791,439	229,992
Total current assets	15,999,790	18,912,533
Property and equipment, net	12,165,110	9,873,502
Intangible assets, net	3,461,132	3,423,582
Long-term investment	—	606,005
Operating lease right of use assets	—	59,300
Deferred tax assets	390,242	10,778
Total assets	$32,016,274	$32,885,700
LIABILITIES
Current liabilities:
Bank loans	$—	$479,715
Accounts payable	4,120,956	3,578,494
Contract liabilities	489,784	1,028,318
Deferred government grants - current	78,718	76,812
Taxes payable	316,789	225,683
Operating lease liabilities, current	—	73,560
Accrued expenses and other payables	914,756	1,207,536
Total current liabilities	5,921,003	6,670,118
Operating lease liabilities, long term	—	24,575
Deferred government grants - noncurrent	134,394	221,879
Total liabilities	6,055,397	6,916,574

	For the Years ended
	September 30,
	2024	2023	2022
Net revenue	$25,097,953	$46,471,478	$64,468,807
Income (loss) from operations	$622,896	$(1,722,218)	$2,502,014
Net income (loss)	$704,119	$(1,674,516)	$2,752,212

	For the Years Ended
	September 30,
	2024	2023	2022
Net cash provided by operating activities	$182,190	$1,203,386	$12,901,270
Net cash used in investing activities	(2,333,429)	(3,700,105)	(1,153,972)
Net cash used in financing activities	(491,728)	(1,190,278)	(5,937,529)
Effect of exchange rate on cash	241,575	(123,754)	(1,018,698)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(2,401,392)	$(3,810,751)	$4,791,071

Retroactivity

On May 29, 2024, the board of directors of the Company approved a share consolidation at a ratio of five-for-one (5:1), effective on June 21, 2024. The related number of shares, shares authorized, shares issued and outstanding and earnings per share presented on the Company’s consolidated financial statements were retroactively adjusted to reflect the share consolidation.

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

Exchange Rate Risks

The WFOE, the VIE and VIE’s subsidiaries operate in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of September 30, 2024 and September 30, 2023, cash and restricted cash of $6,902,275 (RMB 48,366,999) and $6,197,461 (RMB 45,216,675), respectively, is denominated in RMB and is held in PRC.

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

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The cash and cash equivalent don’t do not have withdrawal restrictions.

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

As of September 30, 2024 and 2023, bank acceptance notes receivable from customers were $3,337,137 and $4,131,392, respectively. There was $5,147,192 bank acceptance notes receivable endorsed by the companies to make payments that were unmatured as of September 30, 2024 and derecognized from balance sheet.

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

Property and Equipment, net Property and equipment are stated at cost less accumulated depreciation and impairment charge. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

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

Construction in Progress

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Construction in progress as of September 30, 2024 and 2023 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

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

As of September 30, 2024 and 2023, the investment consisted of 20,000 units of the Fund. Such securities have been classified as trading securities. The private equity fund is measured at fair value with gains and losses recognized in earnings. For the years ended September 30, 2022 and 2021, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. As of September 30, 2023, the management had intention to redeem the investment and it is probable that the investment will be redeemed for an amount different from the NAV. Thus, the fair value of the investment was measured using discounted cash flow method. The fair value of the Fund was $13,943,019 as of September 30 2023. See Fair Value of Financial Instruments disclosure in this footnote.

As of September 20, 2024, the Company has redeemed $4,800,000 from the Fund Management, with the remaining redemption assets in the Fund amounting to $14,770,000.

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The fair value of the stock is $9,143,019. Due to the significant fluctuations in the stock price after September 30, 2024, the average stock price from October 1, 2024, to January 21, 2025, is selected as the fair value to adjust the carrying amount.

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

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long-lived assets as of September 30, 2024 and September 30, 2023.

Prepayments for property and equipment

The company purchased apartments in Tianxi Center from Chengdu Shuangfa Jundi Real Estate Co., Ltd. on June 15, 2021. The property has not been delivered yet. It is expected that the property will be received in May 2025.

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

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 48.72% ownership interest in Zhongqiao E Commerce Limited (“Zhongqiao”), as well as 0.786% ownership interest in Gansu QLS, 20.29% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30,	September 30,
	2024	2023
Gansu QLS	$1,146,121	$169,574
Chengdu QLS and subsidiaries	181,315	1,332,983
Zhongqiao	22,069	56,711
Total	$1,349,505	$1,559,268

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

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from sales contracts. Contract liabilities will be recognized as revenue when the products are delivered. As of September 30, 2024 and 2023, the Company record advance from customers of $489,784 and $1,028,318, respectively, which will be recognized as revenue upon delivery of the products sold.

Refer to Note 15 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the years ended September 30, 2024, 2023 and 2022 were $92,883, $66,177 and $137,754, respectively. As of September 30, 2024 and 2023, the deferred government grants were $106,901 and $298,691, respectively.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property and equipment used in the research and development activities. For the years ended September 30, 2024, 2023 and 2022, total selling, general and administrative, research and development expense were as follows:

	For the Years Ended
	September 30,
	2024	2023	2022
Selling expense	$592,839	$961,679	$751,428
General and administrative expense	2,724,188	2,831,444	2,149,522
Research and development expense	1,361,499	568,470	1,224,344
Total	$4,678,526	$4,361,593	$4,125,294

Advertising Cost

Advertising costs are expensed when incurred and are included in selling, general and administrative, research and development expense on the accompanying consolidated statements of operations. The Company incurred $92,904, $145,916 and $166,064 of advertising costs during the years ended September 30, 2024, 2023 and 2022, respectively. Advertising costs consist primarily of online marketing costs, such as advertising on social networking sites and e-mail marketing campaigns.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions as of September 30, 2024 and 2023.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023 and 2022, 300,000 underwriter warrants were considered in the diluted EPS calculation using treasury stock method.

On April 19, 2024, the shareholders of the Company passed resolutions to increase, re-designate and reclassify the Company’s authorized share capital to US$833,335 divided into 350,000,000 Class A ordinary shares of par value US$0.00166667 each, 100,000,000 Class B ordinary shares of par value US$0.00166667 each and 50,000,000 preferred shares of par value US$0.00166667 each. On May 29, 2024, the board of directors of the Company approved a share consolidation at a ratio of five-for-one (5:1), effective on June 21, 2024.

As a result, pursuant to Section 6.1.2 and 8.3 of the Warrants, Univest is hereby notified, and the Company hereby certifies, that the Exercise Price of the Warrant has, pursuant to the terms of the Warrant, been proportionately adjusted from $5.50 per Ordinary Shares to $27.50 per Class A Ordinary Shares, and the number of Class A Ordinary Shares purchasable under the Warrants shall been adjusted from 300,000 to 60,000, in proportion to the decrease in outstanding shares of the Company. Thereafter, the amount of authorized ordinary shares, is 100,000,000 shares, the amount of ordinary shares issued and outstanding is 7,226,480 as of September 30, 2024. There were no other diluted shares for the years ended September 30, 2024, 2023 and 2022.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2024, 2023 and 2022:

	For the Years ended September 30,
	2024	2023*		2022 *
Numerator:
Net income (loss) attributable to ordinary shareholders	$(1,442,830)	$(7,780,620)		$1,076,693

Denominator:
Weighted-average number of ordinary shares outstanding – basic	7,226,480	7,226,480	*	7,226,480	*
Weighted-average number of ordinary shares outstanding – diluted	7,226,480	7,226,480	*	7,226,480	*
Earnings per share – basic	$(0.20)	$(1.08)		$0.15
Earnings per share – diluted	$(0.20)	$(1.08)		$0.15

* The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The impact of this retroactive adjustment to the applicable reporting periods for the financial statement line items impacted is as follows:

	For the Year ended September 30,2023
	As Previously Reported	Retroactive Adjustment	As Retroacted
Numerator:
Net income (loss) attributable to ordinary shareholders	$(7,780,620)	$—	$(7,780,620)

Denominator:
Weighted-average number of ordinary shares outstanding – basic	35,750,000	(28,523,520)	7,226,480
Weighted-average number of ordinary shares outstanding – diluted	35,750,000	(28,523,520)	7,226,480
Earnings per share – basic	$(0.22)	$—	$(1.08)
Earnings per share – diluted	$(0.22)	$—	$(1.08)

	For the Year ended September 30,2022
	As Previously Reported	Retroactive Adjustment	As Retroacted
Numerator:
Net income (loss) attributable to ordinary shareholders	$1,076,693	$—	$1,076,693

Denominator:
Weighted-average number of ordinary shares outstanding – basic	35,750,000	(28,523,520)	7,226,480
Weighted-average number of ordinary shares outstanding – diluted	35,750,000	(28,523,520)	7,226,480
Earnings per share – basic	$0.03	$—	$0.15
Earnings per share – diluted	$0.03	$—	$0.15

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

	September 30, 2024	September 30, 2023	September 30, 2022
Year-end spot rate	US$1=RMB 7.0074	US$1=RMB 7.2960	US$1=RMB 7.1135

Average rate	US$1=RMB 7.1178	US$1=RMB 7.0533	US$1=RMB 6.5532

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

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The fair value of the stock is $9,143,019. Due to redemptions and conversions into stocks, the value of the stocks was referenced based on the share price as of September 30, 2024. Due to the significant fluctuations in the stock price after September 30, 2024, the average stock price from October 1, 2024, to January 21, 2025, is selected as the fair value to adjust the carrying amount.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, short term investment, advances to suppliers, other current assets, accounts payable, and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2024 and September 30, 2023, respectively.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the investment in securities measured at fair value on a recurring basis for the years ended September 30, 2024 and 2023:

	As of	As of
	September 30,	September 30,
	2024	2023
Beginning balance	$13,943,019	$19,470,400
Redemption	(4,800,000)	—
Change in fair value	(819,432)	(5,527,381)
Ending balance	$8,323,587	$13,943,019

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

As of September 30, 2024 and 2023, $6,902,275 and $6,197,461 of the Company’s cash and cash equivalents and restricted cash were on deposit at financial institutions in the PRC which are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Cash and cash equivalent of $1,058,635 and $1,001,568 were deposited at financial institutions in Hong Kong as of September 30, 2024 and 2023, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of September 30, 2024 and 2023, $1,856,344 and $277,218 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers.

For the year ended September 30, 2024, two customers accounted for 16% and 12% of total revenue, respectively and two major vendors accounted for 12% and 10% of the total purchase, respectively. As of September 30, 2024, four major customer’s accounts receivable accounted for 38%, 25%, 16% and 14% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

For the year ended September 30, 2023, two customers accounted for 15% and 14% of total revenue, respectively and no vendor accounted for more than 10% of total purchase. As of September 30, 2023, four major customer’s accounts receivable accounted for 31%, 19%, 11%and 10% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

For the year ended September 30, 2022, two customers accounted for 11% and 11% of total revenue, respectively and one vendor accounted for 14% of total purchase. As of September 30, 2022, three major customer’s account receivables accounted for 61%, 13% and 11% of the total account receivable, respectively, and one vendor accounted for 18% of the total accounts payable outstanding.

A loss of any of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Recent Accounting Pronouncements

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)  The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

The Company does not expect the adoption will have material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2024	September 30, 2023
Trade accounts receivable	$1,678,806	$1,981,545
Less: allowances for doubtful accounts	(135,646)	(5,829)
Accounts receivable, net	$1,543,160	$1,975,716

The change of the allowance for doubtful accounts are as follow:

	As of	As of
	September 30, 2024	September 30, 2023
Beginning balance	$5,829	$4,373
Addition	127,568	1,618
Exchange rate difference	2,249	(162)
Ending balance	$135,646	$5,829

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2024	September 30, 2023
Raw materials	$2,327,285	$2,497,298
Low value consumables	—	254,828
Work-in-progress	400,253	237,987
Finished goods	2,417,906	2,887,031
Inventory provision	(95,756)	(885,709)
Total inventories	$5,049,688	$4,991,435

The change of inventories provision are as follow:

	As of	As of
	September 30, 2024	September 30, 2023
Beginning balance	$885,709	$523,465
Addition (reduction)	(813,619)	388,253
Exchange rate difference	23,666	(26,009)
Ending balance	$95,756	$885,709

For the years ended September 30, 2024, 2023 and 2022, the inventories provision expenses were $(813,619), $388,253 and $444,894, respectively.

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	September 30, 2024	September 30, 2023
Prepaid expense	$—	$39,083
Other receivables	192,387	247,481
Input VAT	702,073	—
Total other current assets	$894,460	$286,564

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property equipment, net consisted of the following:

	As of	As of
	September 30, 2024	September 30, 2023
Property and Buildings	$13,518,768	$12,889,450
Machinery and equipment	18,774,867	17,833,560
Automobiles	235,360	285,747
Office and electric equipment	193,294	195,174
Subtotal	32,722,289	31,203,931
Less: accumulated depreciation	(24,112,010)	(22,060,348)
Property and equipment, net	$8,610,279	$9,143,583

Depreciation expense was $1,135,383, $1,077,376 and $1,172,644 for the years ended September 30, 2024, 2023 and 2022 respectively. Certain properties and equipment have been pledged as collateral under the bank loan agreement as discussed in Note 9.

As of September, 30, 2024 and 2023, Qilian Chengdu made advance payments for property and buildings acquisition for $660,569 and $634,442, respectively, which was recorded in prepayments for property and equipment on the consolidated balance sheets.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2024	September 30, 2023
Land use rights	$4,226,520	$4,059,336
Software	1,118,650	38,836
License for drug manufacturing	57,082	54,825
Total	5,402,252	4,152,997
Less: accumulated amortization	(862,905)	(729,415)
Intangible assets, net	$4,539,347	$3,423,582

Amortization expense was $101,846, $65,688, and $52,028 for the years ended September 30, 2024, 2023 and 2022, respectively. The land use right was pledged for the bank loans. Refer to Note 9.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2025	86,333
2026	86,333
2027	85,872
2028	85,641
2029	85,641
Thereafter	4,109,527
$4,539,347

NOTE 8 – LONG-TERM INVESTMENT

In July 2017, Moshangfa acquired 40% ownership interest of JiuQuan Funong Biotech Co., Ltd (“Funong”) with a total investment amount of RMB3,300,000, which have been paid in the amount of RMB1,200,000 ($176,121 equivalent) in 2017, RMB1,658,750 ($253,596 equivalent) in 2018, and RMB441,250 ($64,165 equivalent) in 2019, respectively. The investment was accounted for using equity method. In December 2023, Mo Shangfa sold its 40% ownership interest of JiuQuan Funong Biotech Co., Ltd with a total amount of RMB3,300,000.

In July 2024, Qilian International acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd (“Caihou”) with a total investment amount of RMB25,000,000, which have been paid in the amount of RMB10,000,000 ($1,402,584 equivalent) in 2024.The investment was accounted for using equity method. The remaining RMB 15 million was fully paid on October 28, 2024.

Equity method investment consisted of the following:

	As of	As of
	September 30, 2024	September 30, 2023
Equity method investment:
Cost of equity method investment	4,038,588	452,303
Share of results of associates	(204,648)	—
Loss on disposal of Long term investment	(101,354)	—
Profit from equity method investment	160,032	208,527
Dividend Distribution received	(57,083)	(54,825)
Investment disposed	(470,931)	—
Exchange rate difference	(4,818)	—
Total long-term investment	$3,359,786	$606,005

The investment income attributable to the equity investment of $(306,002), $4,016 and $40,196 for the years ended September 30, 2024, 2023 and 2022, respectively, were included in other income (expense) on the consolidated statements of operations and comprehensive income (loss).

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

Gansu QLS had bank notes payable of Nil and $1,531,649 to China Zheshang Bank (“CZB”) as of September 30, 2023 and 2022, respectively. The notes had due date from November 2022 to March 2023. The notes outstanding as of September 30, 2022 have been fully repaid on the due date.

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region and Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2024, 2023 and 2022. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the years ended September 30, 2024, 2023 and 2022.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2023 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, which is further reduced to 25% starting from January 2022 and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%, or 5% under the further reduced rate starting from January 2022. From January 1, 2023 to December 31, 2024, for small and micro profit enterprises with an annual taxable income not exceeding RMB1,000,000, the income before tax is reduced to 25% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. From January 1, 2022 to December 31, 2024, for small and micro profit enterprises with an annual taxable income exceeding RMB1,000,000 but not exceeding RMB3,000,000, the income before tax is reduced to 25% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s affiliated entities other than Gansu QLS met the criteria of small-scale and low-profit enterprises.

Income (loss) before income taxes is derived from the following jurisdiction:

	For the Years ended
	September 30,
	2024	2023	2022
China	$(537,630)	$(1,725,034)	$2,936,530
Hong Kong	3,694	—	—
Cayman Islands	(1,603,206)	(6,177,870)	(1,375,971)
Total	$(2,137,142)	$(7,902,904)	$1,560,559

Significant components of the income tax expense/(benefit) were as follows:

	For the Years ended
	September 30,
	2024	2023	2022
Current income taxes	$(211,402)	$15,622	$4,464
Deferred income taxes	(408,579)	203,544	189,838
Total	$(619,981)	$219,166	$194,302

The impact of these tax holidays decreased our taxes by $86,408, $90,876 and $171,217 for the years ended September 30, 2024, 2023 and 2022, respectively. The benefit of the tax holidays on net income per share was $0.01, $0.01* and $0.02* for the years ended September 30, 2024, 2023 and 2022, respectively. The benefit of the tax holidays on net income per share was $0.003 and $0.006 originally for the years ended September 30, 2023 and 2022, respectively.

*The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Temporary differences and carryforwards of the Company, its subsidiaries, the VIE and VIE’s subsidiaries that created significant deferred tax assets and liabilities are as follows:

	As of	As of
	September 30, 2024	September 30, 2023
Deferred tax assets:
Allowance for doubtful accounts and inventories provision	$17,496	$100,797
NOL Carryforwards	392,296	344,468
Deferred government grants	14,682	44,804
Deferred tax asset allowance	—	(479,291)
Total deferred tax assets	$424,474	$10,778

The Company, its subsidiaries, the VIE and VIE’s subsidiaries periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Based upon management’s assessment of all available evidence, the valuation allowance provided as of September 30, 2024 and 2023 were Nil and $479,291, respectively. The Company’s NOL carryforwards will begin to expire in 2028 and fully expire in 2029.

All of the tax returns of WFOE, VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities for five years from the date of filing. The eligibility of favorable income tax rate is also subject to review by tax authority.

The following table reconciles the statutory rates to the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ effective tax rate:

	For the Years ended
	September 30,
	2024	2023	2022
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	7.4%	(2.6)%	(10.2)%
Tax rate difference in jurisdictions other than PRC	(18.7)%	(19.5)%	24.1
R&D credit	(9.7)%	1.8%	(19.6)
Effect of NOL carryforward	—%	—%	(20.7)
Deferred tax provision	26.8%	—%	12.2
Deferred tax allowance	—%	(6.1)	—
Permanent difference	(1.8)%	(1.4)%	1.7%
Effective tax rate	29.0%	(2.8)%	12.5%

(b)Taxes Payable

The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ taxes payable consists of the following:

	September 30,	September 30,
	2024	2023
VAT tax payable	$295,769	$69,805
Corporate income tax payable	1,166	127,885
Business and other taxes payable	18,393	5,808
Total	$315,328	$203,498

NOTE 12 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIE and VIE’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2024, 2023 and 2022, the VIE and VIE’s subsidiaries made sales to affiliated companies in the amount of $26,508, Nil, and $122,189 respectively. As of September 30, 2024 and 2023, the VIE and VIE’s subsidiaries had advance from affiliated company for $1,601,332, and Nil, respectively, which is due on demand.

NOTE 13 – LEASE

As of September 30, 2023, the VIE and VIE’s subsidiaries have one factory lease with expiration date through December 2025. For the years ended September 30, 2024, 2023 and 2022, the lease expenses were Nil, $30,275 and $63,480, respectively. Balance sheet information related to the VIE and VIE’s subsidiaries’ operating leases as of September 30, 2023 and 2022 was as follows:

We terminated the lease agreement due to risk of loss in production of heparin products, Rugao suspends production and terminates housing lease in 2024.

	As of	As of
	September 30,	September 30,
	2024	2023
Operating Lease Assets:
Operating Lease right of use asset	$—	$59,300
Total operating lease assets	—	59,300
Operating lease obligations:
Current operating lease liabilities	—	73,560
Non-current operating lease liabilities	—	24,575
Total Lease liabilities	$—	$98,135

Remaining Lease Term Operating Lease	—	2.25 years
Discount rate	—%	5.5%

NOTE 14 –SHAREHOLDERS’ EQUITY

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

On April 19, 2024, the company’s shareholders held a general meeting and passed a resolution on share consolidation. The consolidation of the Company’s authorized share capital, at a ratio of five-for-one on June 21, 2024.Our authorized share capital is US$41,916,750.50, divided into 5,000,000,000 Class A ordinary shares of par value of US$0.00833335 each, 20,000,000 Class B ordinary shares of par value of US$0.00833335 each, and 10,000,000 preferred shares of par value of US$0.00833335 each. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. The related number of shares, shares authorized, shares issued and outstanding and earnings per share presented on the Company’s consolidated financial statements were retroactively adjusted to reflect the share consolidation.

	For the Year ended September 30,2023
	As Previously Reported	Retroactive Adjustment	As Retroacted
Par value	$0.00166667	$—	$0.00833335
Shares authorized	100,000,000	(80,000,000)	20,000,000
Shares issued and outstanding	$35,750,000	$(28,523,520)	$7,226,480

	For the Year ended September 30,2022
	As Previously Reported	Retroactive Adjustment	As Retroacted
Par value	$0.00166667	$—	$0.00833335
Shares authorized	100,000,000	(80,000,000)	20,000,000
Shares issued and outstanding	$35,750,000	$(28,523,520)	$7,226,480

Stock Based Compensation

As of September 30, 2022, the Company was obligated to issue shares with $20,000 to its former independent directors. The expense Hwas recorded as selling, general and administrative, research and development expense.

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

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing July 10, 2021 and expiring on January 10, 2026. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30 2023, 300,000 underwriter warrants were issued and outstanding (none of the warrants has been exercised as of the date).

On April 19, 2024, the shareholders of the Company passed resolutions to increase, re-designate and reclassify the Company’s authorized share capital to US$833,335 divided into 350,000,000 Class A ordinary shares of par value US$0.00166667 each, 100,000,000 Class B ordinary shares of par value US$0.00166667 each and 50,000,000 preferred shares of par value US$0.00166667 each. On May 29, 2024, the board of directors of the Company approved a share consolidation at a ratio of five-for-one (5:1), effective on June 21, 2024.

As a result, pursuant to Section 6.1.2 and 8.3 of the Warrants, Univest is hereby notified, and the Company hereby certifies, that the Exercise Price of the Warrant has, pursuant to the terms of the Warrant, been proportionately adjusted from $5.50 per Ordinary Shares to $27.50 per Class A Ordinary Shares, and the number of Class A Ordinary Shares purchasable under the Warrants shall been adjusted from 300,000 to 60,000, in proportion to the decrease in outstanding shares of the Company.

Statutory Reserve

WFOE, VIE and VIE’s subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the voluntary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2024 and September 30, 2023, the balance of statutory reserve was $3,266,081 and $3,162,333, respectively.

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

The Company, its subsidiaries, the VIE and VIE’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2024, 2023 and 2022, respectively:

	For the Years ended September 30, 2024
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$21,961,282	$905,910	$2,230,759	$25,097,951
Cost of revenue	18,324,619	553,329	2,105,248	20,983,196
Gross profit	$3,636,663	$352,581	$125,511	$4,114,755
Depreciation and amortization	$1,023,783	$46,684	$166,763	$1,237,230
Capital expenditures	$3,812,386	$34,443	$84,642	$3,931,471

	For the Years ended September 30, 2023
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$29,152,228	$2,000,452	$15,318,798	$46,471,478
Cost of revenue	27,392,224	1,060,302	16,267,458	44,719,984
Gross profit	$1,760,004	$940,150	$(948,660)	$1,751,494
Depreciation and amortization	$886,360	$44,943	$211,761	$1,143,064
Capital expenditures	$8,171	$30,653	$3,675,265	$3,714,089

	For the Years ended September 30, 2022
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$40,305,988	$1,088,570	$23,460,467	$64,855,025
Cost of revenue	36,210,950	760,030	21,656,748	58,627,728
Gross profit	$4,095,038	$328,540	$1,803,719	$6,227,297
Depreciation and amortization	$963,457	$48,804	$212,412	$1,224,673
Capital expenditures	$1,908,881	$91,029	$1,259,042	$3,258,952

	September 30,	September 30,
	2024	2023
Total Assets
Oxytetracycline & Licorice products and TCMD	$40,928,941	$38,382,322
Fertilizer	$3,197,285	$3,291,960
Heparin products and Sausage casing	$8,877,502	$9,583,712
Total	$53,003,728	$51,257,994

NOTE 16 – CAPITAL COMMITMENTS

On July 5, 2021, The Company entered into an investment agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). The Company agreed to invest for the construction of a factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. There are still $1.9 million (RMB 14 million) and $3.2 million (RMB 22.6 million) unpaid as of September 30, 2024 and 2023, respectively. It is expected to be completed in 2025.

NOTE 17 – SUBSEQUENT EVENTS

The Company agrees to redeem the remaining balance of the agreed redemption assets in the form of securities. The Fund Management shall deliver 18,621,000 shares of Highest Performances Holdings (NASDAQ: HPH) to the Company. Based on the average stock price between September 16 and September 20 in 2024, which is $0.712 per share, the total transfer value amounts to $13,258,152. The company anticipates that it can receive the stocks on October 9, 2024.

On November 1, 2024, BGM Group Ltd (the “Company”), entered into share subscription agreements (the “Share Subscription Agreements”) separately with each of Ahanzhai Development Co., Ltd, a British Virgin Islands company (“Ahanzhai Development”), and LX Management Company Limited, a Hong Kong company (“LX Management”). Pursuant to the Share Subscription Agreements, the Company agreed to issue to Ahanzhai Development and LX Management 10,200,000 and 9,800,000 Class B ordinary shares of par value of US$0.00833335 each of the Company (the “Subscription Shares”, each “a Subscription Share”), respectively. The purchase price per Subscription Share is US$0.05 and Ahanzhai Development and LX Management agreed to pay to the Company a total consideration of US$510,000 and US$490,000, respectively. The Subscription Shares were distributed to LX Management Company Limited and Ahanzhai Development Co., Ltd on November 27,2024 and December 16,2024, respectively. A total amount of US$1 million proceeds was received by the Company on December 19, 2024.

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holdings Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIX Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited, a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

Pursuant to the Transaction Agreement, BGM Group Ltd agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Seller undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the closing, each of RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang will become a wholly owned subsidiary of the Target Company.

The issuance of 69,995,661 Class A ordinary shares was completed on December 27, 2024 and the transaction has been completed.

The Company’s management reviewed all material events that have occurred after the balance sheet date through January 27, 2025 on which these financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the consolidated financial statements.