Form 20-F/A
period 2024-09-30
BGM Group Ltd.
filed 2025-02-06
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People's Republic of China +86-028-64775180
(Address of Principal Executive Offices)

Chen Xin, Chief Executive Officer No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People's Republic of China +86-028-64775180 Email: xinchen@qiliancorp.com
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Auditor Name	Auditor Location	Auditor Firm ID
Enrome LLP	Singapore	6907

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended September 30, 2024 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on January 27, 2025. The purpose of this Form 20-F/A is to amend certain information under “Item 16.C. Principal Accountant Fees and Services.”

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Form 20-F/A pursuant to Rule 13a-14(a) of the Exchange Act.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, Marcum Asia CPAs LLP and Enrome LLP, our independent registered public accounting firms, for the periods indicated.

	ZH CPA, LLC		Marcum Asia CPAs LLP	Enrome LLP	Friedman LLP	Total
2024	US$	30,000	—	210,000	—	240,000

2023	US$	280,000	—	—	25,000	305,000

2022	US$	300,000	57,500	—	30,000	387,500

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services, and other services as described above.

ITEM 19. EXHIBITS

Exhibit Number	Description

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer (Principal Executive Officer)

Date: February 6, 2025