Form 20-F/A
period 2024-09-30
BGM Group Ltd.
filed 2025-04-03
CIK 1779578

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

PRC Limitation on Overseas Listing and Share Issuances

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Companies and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

On December 2, 2024, a filing for the issuance of 20,000,000 shares of Class B common stock to LX Management Company Limited in accordance with the Subscription Agreement was submitted to the CSRC. Subsequently, a filing for the issuance of 69,995,661 shares of Class A common stock to CISG Holdings Ltd. was also submitted to the CSRC on January 8, 2025. Both of the afore-mentioned filings are currently under review by the CSRC. We cannot assure you that we will complete such filings with the CSRC in a timely manner, or at all, or obtain the approval from other regulatory authorities to conduct overseas securities offerings or other activities in the overseas capital markets in the future. For details of the associated risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we will be able to obtain such approval.”

Currently, BGM and its affiliated entities, are not required to obtain approval from Chinese authorities, including the CSRC or CAC, to operate and list on U.S. exchanges or issue securities to foreign investors. If approval is required in the future and BGM is denied permission from Chinese authorities to list on U.S. exchanges, BGM will not be able to operate or to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to operate or to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although BGM and its affiliated entities are currently not required to obtain permission from any of the PRC federal or local government and have not received any denial to list on the U.S. exchange, BGM’s operations and ability to continue to list and issue securities to foreign investors may be adversely affected in the future, directly or indirectly, by existing or future laws and regulations relating to BGM’s PRC business operations. For more detailed information, see “Risks Related to Doing Business in China — The PRC government may intervene and influence the WFOE and the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of BGM’s securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. BGM and its affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if they are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, BGM will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

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

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated the Guidance Rules and Notice, which regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities in an overseas market. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

On December 2, 2024, a filing for the issuance of 20,000,000 shares of Class B common stock to LX Management Company Limited in accordance with the Subscription Agreement was submitted to the CSRC. Subsequently, a filing for the issuance of 69,995,661 shares of Class A common stock to CISG Holdings Ltd. was also submitted to the CSRC on January 8, 2025. Both of the afore-mentioned filings are currently under review by the CSRC. In such event, if our filing procedures are not completed according to the Overseas Listing Trial Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Save as disclosed above, we may be required to file with the CSRC in connection with any of our other future offering and listing in an overseas market, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future overseas offering or listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on us, restrictions on or delays to our financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and the Guidance Rules and Notice (as defined above), which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment and (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

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

D.  Property, Plants and Equipment

In July 2021, the Company established Chongqing Shengfu Biotechnology Co., Ltd. as the subsidiary of Chengdu Qilianshan Biotechnology Co., Ltd., to develop and construct a new heparin production line in the Chongqing Tongnan High-Tech Zone (“Shengfu Production Line”), purchasing 31,335.05 square meters of land with a total investment of RMB540 million, including RMB150 million in fixed assets and RMB390 million in working capital.

Upon the completion of Shengfu Production Line, it will enable us to benefit from the geographical and resource advantage of pig small intestine raw material supply in the Sichuan Province, as well as the tax preferential policies for enterprises situated in Chongqing High-Tech Zone, which we believe will help to further save our production costs and improve our operating efficiency.

The construction of Shengfu Production Line covered a construction area of 17,585.28 square meters, building three production lines with an estimated annual output of five tons of crude heparin sodium, 1.1 million bundles of casings, and 500 tons of crude protein, along with supporting facilities such as cold storage, power facilities and environmental protection facilities, achieving an annual output value of around RMB500 million after production. The construction of the first phase of the Shengfu Production Line commenced in November 2021 and was completed in October 2024 with a total investment amount of RMB68 million, in which RMB23.66 million was funded by Gansu Qilian Pharmaceutical Co., Ltd. and RMB35.05 million was funded by Chengdu Qilianshan Biotechnology Co., Ltd., respectively. The trial production of the first phase began in October 2024 and we expect the production capacity of heparin sodium to increase by more than three tons per year going forward. For more details on the properties owned by the VIE and its subsidiaries, see “— B. Business Overview — Facilities.”

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

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing decreased by $13.1 million, or 85%, from $15.3 million for the year ended September 30, 2023, to $2.2 million for the year ended September 30, 2024. The decrease of $10 million in sales of heparin products is mainly due to four reasons: 1) Our country issued a centralized procurement policy for heparin products in hospitals, and the procurement price decreased by 50-70% compared to before. This news has reduced the purchasing volume of heparin products for customers in February 2023. 2) At the same time, the price of heparin products has also entered a downward trend, with the sales unit price dropping from 48,000 yuan in April 2023 to 12,000 yuan in December 2023, and now reaching 15,800 yuan. 3) The customer had a relatively large inventory of heparin products purchased in the early stage, and in order to reduce losses, the customer had to digest the inventory. Therefore, the decrease in customer procurement was the main reason for the company’s sales decline. 4) The company went from a profitable state to a loss state, with more production resulting in greater losses. Therefore, the company made the decision to shut down a production factory of Chengdu Qilianshan Biotechnology Co., Ltd. which occupied 78% of the Company’s total Heparin products to reduce losses. The company has been shut down since September 2023, only entrusted for processing. The sales of sausage casing decreased by $2 million mainly due to the impact of the national centralized procurement policy, resulting in a decrease in the company’s production.

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

Capital Expenditures

Our capital expenditures were $3.9 million, $3.7 million and $3.2 million in fiscal years ended September 30, 2024, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the year ended September 30, 2024 is estimated to be $2.2 million for the new facility to be built in Chongqing city for producing our heparin products, namely the Shengfu Production Line. For more details regarding the construction of the Shengfu Production Line, see “Item 4.— D. Property, Plants and Equipment.”

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

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we may make sales to our affiliated companies controlled by our major shareholders or subsidiaries. For the year ended September 30, 2022, we made sales to our affiliated companies in the amount of US$122,189. As of September 30, 2022, we had advances from affiliated companies with the amount of US$8,740. For the year ended and as of September 30, 2023, there was no related party transaction and related party balance outstanding. For the year ended September 30, 2024, Chengdu Qilian Trading Co., Ltd. acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd. (“Caihou”) with a total investment amount of RMB25,000,000 in July 2024, which have been paid in the amount of RMB10,000,000 (US$1,402,584 equivalent) in 2024.

As of September 30, 2024, the balance of due to related parties consisted of remaining payment RMB15 million (US$2,140,594 equivalent) of 25% ownership interest in Caihou and US$710,932 of construction payment advance by Ahanzhai Development Co., Ltd. (“Ahanzhai”), which is 100% controlled by Mr. Zhanchang Xin, the chairman of the Ahanzhai’s board of directors. On October 28, 2024, the Company fully paid RMB15 million of Caihou capital investments and US$710,932 construction payment advance subsequently.

For the year ended September 30, 2024, Chengdu Qilian Trading Co.,Ltd. acquired 25% ownership interest of Caihou with a total investment amount of RMB25,000,000 in July 2024, which have been paid in the amount of RMB10,000,000 (US$1,402,584 equivalent) in 2024.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, Marcum Asia CPAs LLP, Enrome LLP and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of BGM Group Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 1.1 on Form 6-K filed with the SEC on October 22, 2024)

2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 on Form 20-F filed with the SEC on April 19, 2023)

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

4.3

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

8.1	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

11.2	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Gansu Quanyi Law Firm

15.2	Consent of ZH CPA, LLC

15.3	Consent of Enrome LLP

97.1	Clawback Policy

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BGM Group Ltd

	By:	/s/ Chen Xin
	Name:	Chen Xin
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 3, 2025

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

In July 2024, Chengdu Qilian Trading Co.,ltd. acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd (“Caihou”) with a total investment amount of RMB25,000,000, which have been paid in the amount of RMB10,000,000 ($1,402,584 equivalent) in 2024.The investment was accounted for using equity method. The remaining RMB 15 million was fully paid on October 28, 2024.

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

As of September 30, 2024, the balance of due to related parties consisted of remaining payment RMB15 million (US$2,140,594) of 25% ownership interest in Caihou Capital (Shenzhen) Group Co., Ltd. and US$710,932 of construction payment advance by Ahanzhai Development Co., Ltd., which is 100% controlled by Mr. Zhanchang Xin, the Chairman of the company’s board of directors. On October 28, 2024, the Company fully paid RMB15 million of Caihou capital investments, and US$710,932 construction payment advance subsequently.

For the year ended September 30, 2024, Chengdu Qilian Trading Co., Ltd. acquired 25% ownership interest of Caihou with a total investment amount of RMB25,000,000 in July 2024, which have been paid in amount of RMB 10,000,000 (US$1,402,584 equivalent) in 2024.

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

Pursuant to the Transaction Agreement, BGM Group Ltd agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per Consideration Shares, which is 72.2% discount to the closing price of $7.2 as of  November 27, 2024. The substantial discounts primarily account for illiquidity premium subject to 5-year restricted shares which materially dimmish the consideration’s fair value. In accordance with ASC 820-10-35-36, a quantifiable discount for lack of marketability (DLOM) applies to the valuation restrictions inseparable from the equity instrument. Discount further incorporates limited synergy related risk due to the divergent AI transformation and the uncertainty of integration cost. The Company’s shares exhibit chronic low liquidity, which results in a dislocation between market price and intrinsic value. Notwithstanding the closing price reference, according to ASC 205-30 (Presentation of Financial Statements - Liquidation Basis of Accounting), given the Company's shares exhibit the illiquidity indicators under ASC 326-20-55-8, the historical trading price doesn’t constitute evidence of fair value, the Company deem a reasonable valuation adjustment to be appropriate under such circumstances.

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