Form 20-F/A
period 2024-09-30
BGM Group Ltd.
filed 2025-05-08
CIK 1779578

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

No. 152 Hongliang East 1st Street,No. 1703, Tianfu New District, Chengdu, 610200 People's Republic of China +86-028-64775180
(Address of Principal Executive Offices)

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

EXPLANATORY NOTE

BGM Group Ltd (the “Company”) is filing this Amendment No. 3 on Form 20-F/A (this “Amendment No. 3”) to amend its Amendment No. 2 to its annual report on Form 20-F/A for the fiscal year ended December 31, 2024 as filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2025 (the “Amendment No. 2”), to address certain comments from the Staff of the SEC in relation to the Amendment No. 2. Accordingly, the Company is replacing and restating in their entirety the following sections of the Amendment No. 2: (i) “Part I — Item 4. Information on the Company — B. Business Overview — Facilities”; and (ii) “Part I — Item 5. Operating and Financial Reviews and Prospects — A. Operating Results — Results of Operations for the years ended September 30, 2024 and 2023 — Net Revenue — Heparin Products and Sausage Casings.”

Except as specifically noted herein, this Amendment No. 3 does not amend, update or restate any of the information previously included in the Amendment No. 2, the Amendment No.1 on Form 20-F/A (the “Amendment No. 1”) and the Form 20-F originally filed on January 27, 2025 (the “Original Filing”), nor does this Amendment No. 3 reflect any event that has occurred after the filing date of the Amendment No. 2, Amendment No. 1 and the Original Filing. This Amendment No. 3 should be read in conjunction with the Amendment No. 2, Amendment No. 1 and the Original Filing.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment No. 3 pursuant to Rule 13a-14(a) of the Exchange Act.

PART I

ITEM 4. INFORMATION ON THE COMPANY

B. Business Overview

Facilities

The VIE and its subsidiaries own our premises located at Jiuquan Economic and Technological Development Zone (formerly named No. 2 Dadeli Road, Nanjiao Industrial Park), Jiuquan City, Gansu, China. The VIE and its subsidiaries use the premises not only for corporate and administrative purposes, but also for manufacturing the oxytetracycline products and licorice TCMD products.

The VIE and its subsidiaries also currently own the following land use rights and properties for its operations:

			Area in
Land Use Right			Square
Holder	Address	Legal Use	Meters	Terms of Use
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	40456.33	Until June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujindong Road, Suzhou, Jiuquan, Gansu	Industrial	29519.37	June 28, 2057
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	30610.14	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	24464.59	Until January 7, 2043
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	61972.6	Until January 7, 2043
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu	Industrial	14008.00	Until January 1, 2059
Chongqing Shengfu Biological Technology Co., Ltd.	102A Zone, 1st Floor, Building 1, East District, Tianjia Town Industrial Park, Tongnan District, Chongqing City	Industrial	31335.05	Until February 9, 2073

Property Title			Area in Square
Holder	Address	Legal Use	Meters
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	20243.26
Gansu Qilianshan Pharmaceutical Co., Ltd.	No. 71, Jiujin East Road, Suzhou District, Jiuquan City, Gansu	Industrial	11836.27
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	1669.33
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	63.44
Gansu Qilianshan Pharmaceutical Co., Ltd.	No.2, Da Deli Road, Industrial Park, Jiuquan, Gansu	Industrial	9845.25
Chengdu Qilianshan Biotechnology Co.,Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu(1)	Industrial	1082.84
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu(1)	Industrial	664.08
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu(1)	Industrial	168.34
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu(1)	Industrial	738.09
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu(1)	Industrial	40.77
Chengdu Qilianshan Biotechnology Co., Ltd.	No. 8, Yujian Road, Linqiong Town Industrial Park, Qiong Lai City, Chengdu(1)	Industrial	1130.03
Chongqing Shengfu Biological Technology Co., Ltd.	102A Zone, 1st Floor, Building 1, East District, Tianjia Town Industrial Park, Tongnan District, Chongqing City(2)	Industrial	5953.76
Chongqing Shengfu Biological Technology Co., Ltd.	102A Zone, 1st Floor, Building 1, East District, Tianjia Town Industrial Park, Tongnan District, Chongqing City(2)	Industrial	1701.40
Chongqing Shengfu Biological Technology Co., Ltd.	102A Zone, 1st Floor, Building 1, East District, Tianjia Town Industrial Park, Tongnan District, Chongqing City(2)	Industrial	9787.24

(1)	Chengdu Qilianshan Biotechnology Co., Ltd. obtained its current property from judicial auctions. It has yet to receive a property ownership certificate for this property. Chengdu Qilianshan Biotechnology Co., Ltd. can still legally use this property even without a property ownership certificate.

(2)	Chongqing Shengfu Biological Technology Co., Ltd. obtained the land use right certificate, but it has yet to receive a property ownership certificate for this property. Chongqing Shengfu Biological Technology Co., Ltd. can still legally use this property even without a property ownership certificate.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Results of Operations for the years ended September 30, 2024 and 2023

Net Revenue

Heparin Products and Sausage Casings

Sales from heparin products and sausage casing decreased by $13.1 million, or 85%, from $15.3 million for the year ended September 30, 2023, to $2.2 million for the year ended September 30, 2024. The decrease of $10 million in sales of heparin products is mainly due to four reasons: 1) Our country issued a centralized procurement policy for heparin products in hospitals, and the procurement price decreased by 50-70% compared to before. This news has reduced the purchasing volume of heparin products for customers in February 2023; 2) At the same time, the price of heparin products has also entered a downward trend, with the sales unit price dropping from 48,000 yuan in April 2023 to 12,000 yuan in December 2023, and now reaching 15,800 yuan; 3) The customer had a relatively large inventory of heparin products purchased in the early stage, and in order to reduce losses, the customer had to digest the inventory. Therefore, the decrease in customer procurement was the main reason for the Company’s sales decline; and 4) The Company went from a profitable state to a loss state, with more production resulting in greater losses.

Therefore, the Company shut down the production factory of Chengdu Qilianshan Biotechnology Co., Ltd., which occupied 78% of the Company’s total Heparin products to reduce losses. Chengdu Qilianshan Biotechnology Co., Ltd. has been shut down since September 2023, only entrusted for processing. The sales of sausage casing decreased by $2 million mainly due to the impact of the national centralized procurement policy, resulting in a decrease in the Company’s production.

In 2020, the Qionglai Municipal Government proposed a new urban planning project to establish the “Qionglai Green Food Industrial Functional Zone” and the production area of Chengdu Qilianshan Biotechnology Co., Ltd. was situated within the urban renewal area of this project. Thus, the management committee of Qionglai Green Food Industrial Functional Zone has requested the Company to relocate. To ensure the sustainable development of our business and upon conducting thorough research and due diligence, the Company decided to move its production facility to Chongqing. This specific location was chosen with the purpose to reduce production costs, improve operational efficiency, and leverage the geographical and resource advantages of the raw materials supply of pig small intestine, as well as attaining the benefits from the tax incentives offered to high-tech enterprises in the Chongqing High-Tech Zone.

Chongqing Shengfu Biological Technology Co., Ltd. initiated trial production in October 2024 and is currently under regular production operations, which coincides with the emerging recovery of the heparin industry.

PART III

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

Date: May 8, 2025