Form 20-F
period 2025-09-30
BGM Group Ltd.
filed 2026-07-21
CIK 1779578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Chen Xin, Co - Chief Executive Officer No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People’s Republic of China +86-028-64775180 Email: xinchen@qiliancorp.com
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

An aggregate of 200,623,358 ordinary shares, consisting of 180,623,358 Class A ordinary shares, par value US$0.00833335 per share, and 20,000,000 Class B ordinary shares, par value US$0.00833335 per share, as of September 30, 2025.

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

As used in this annual report on Form 20-F, (i) “we,” “us,” “Parent,” “BGM,” “our company,” the “Company,” or “our” refers specifically to BGM Group Ltd (formerly known as Qilian International Holding Group Limited); (ii) “Gansu QLS,” “variable interest entity” or “VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (iii) “WFOE” or “PRC Subsidiary” are to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.

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

Unless the context otherwise requires, in this annual report on Form 20-F, references to:

●	“Affiliated Entities” are to BGM’s two subsidiaries through equity ownership, along with Gansu QLS (the “VIE”) and the VIE’s subsidiaries, which BGM does not own through equity ownership;
●	“Ahan” are to Jiuquan Ahan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ahan® Antibacterial Paste” are to a disinfection paste made from a mixture of 11 traditional Chinese herbal ingredients used to treat refractory chronic skin diseases;
●	“APIs” are to Active Pharmaceutical Ingredients, which refer to any substance or mixture of substances intended to be used in the manufacture of a drug (medicinal) product and that, when used in the production of a drug, becomes an active ingredient of the drug product;
●	“BGM” are to BGM Group Ltd (formerly known as Qilian International Holding Group Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands;
●	“Cangmen” are to Tibet Cangmen trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Chengdu QLS” are to Chengdu Qilianshan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 79.71% owned by Gansu QLS;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan but including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value of US$0.00833335 each;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value of US$0.00833335 each;
●	“Gan Di Xin®” are to an innovative antitussive and expectorant medicine made from raw licorice materials;
●	“Gansu QLS” are to Gansu Qilianshan Pharmaceutical Co. Ltd., a limited liability company organized under the laws of the PRC, which BGM controls via a series of contractual arrangements between WFOE and Gansu QLS;
●	“Hainan Trade” are to Qilian Shan International Trade (Hainan) Co., Ltd., a limited liability company organized under the laws of the PRC and is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong.
●	“Heparin Sodium Preparation” are to a primary ingredient for pharmaceutical companies to produce medications used in treating cardiovascular diseases, cerebrovascular diseases, and hemodialysis;
●	“Moshangfa” are to Moshangfa (Gansu) Fertilizer Industry Co., Ltd., formerly known as Jiuquan Qiming Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Gansu QLS;
●	“Ordinary Shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“Qilian HK” are to BGM’s wholly owned subsidiary, Qilian International (Hong Kong) Holdings Limited, a Hong Kong corporation;
●	“Qilian Shan® Licorice Extract” are to a primary ingredient for pharmaceutical companies to manufacture traditional licorice tablets;
●	“Qilian Shan® Licorice Liquid Extract” are to a primary ingredient for medical preparation companies to produce compound licorice oral solutions;
●	“Qilian Shan® Oxytetracycline APIs” are to an active ingredient used by pharmaceutical companies in the manufacturing of medications that use oxytetracycline;

●	“Qilian Shan® Oxytetracycline Tablets” are to tablets used to prevent and treat a wide range of diseases in chickens, turkeys, cattle, swine, and human;
●	“Rugao” are to Rugao Tianlu Animal Products Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Chengdu QLS;
●	“Samen” are to Tibet Samen Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which was 100% owned by Gansu QLS. Samen was dissolved in June 2023;
●	“TCM” are to Traditional Chinese Medicine, a style of traditional medicine built on a foundation of more than 2,500 years of Chinese medical practice that includes various forms of herbal medicine, acupuncture, massage (tui na), exercise (qigong), and dietary therapy;
●	“TCMD” are to Traditional Chinese Medicine Derivatives, a type of product derived from TCM that has been prepared through modern medicine manufacturing procedures to be ready for use;
●	“VIE” are to Gansu QLS, the variable interest entity;
●	“VIE Agreements” are to a series of contractual arrangements, including Exclusive Service Agreement, as amended on August 27, 2019 and later terminated and replaced by Hainan Exclusive Service Agreement on December 1, 2022, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;
●	“we,” “us,” “Parent,” or “the Company” are to BGM Group Ltd;
●	“WFOE” or “PRC Subsidiary” are to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong;
●	“Xiongguan® Organic Fertilizer” are to a fertilizer product designed to improve crop yield, increase soil’s chemical properties, and reduce soil compaction;
●	“Xiongguan® Organic-Inorganic Compound Fertilizer” are to a fertilizer product made from both organic materials and traditional chemical fertilizer and is designed to increased plant growth;
●	“Zhongqiao” are to Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd., a limited liability company organized under the laws of the PRC, which is a 51% subsidiary of Hainan Trade; and
●	“Zhu Xiaochang® Sausage Casings” are to an all-natural food product used for culinary purposes.
●	“Duxiaobao” consolidated VIEs refer to Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”), Fanhua RONS (Beijing) Technologies Co., Ltd. (“Fanhua RONS Technologies”) and their subsidiaries;
●	“BGM (Hubei) Health” are to BGM (Hubei) Health Bioindustry Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by Qilian International (Hong Kong) Holdings Limited;
●	“BGM Brand (Hubei)” are to BGM Brand Operation & Management (Hubei) Co.,Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by BGM (Hubei) Health Bioindustry Co., Ltd;
●	“Class A Ordinary Shares” are to Class A ordinary shares of Chanson International, of US$0.00833335 par value each;
●	“Class B Ordinary Shares” are to Class B ordinary shares of Chanson International, of US$0.0001 par value each;

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$Exchange Rate	2025	2024	2023
At the end of the year - RMB	RMB 7.1055 to $1.00	RMB 7.0176 to $1.00	RMB7.2960 to $1.00
Average rate for the year - RMB	RMB 7.1628 to $1.00	RMB 7.2043 to $1.00	RMB7.0533 to $1.00

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

BGM Group Ltd is not a Chinese operating company but a Cayman Islands holding company with no business operations. BGM Group Ltd. has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

In terms of AI application implementation, the group relies on big data mining and AI Agent technology, and utilizes the two platforms of Du Xiao Bao to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. The group is capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers.

In the field of biopharmaceuticals, the group’s biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers. The business operations are conducted by Gansu Qilianshan Pharmaceutical Co., Ltd. (the “VIE” or “Gansu QLS”) and its subsidiaries established in the PRC. See “Item 4.C. INFORMATION ON THE COMPANY - Our Corporate Structure” for further information regarding our affiliated entities’ names, places of incorporation, and equity ownership. BGM and its affiliated entities are subject to legal and operational risks associated with being mostly based in the PRC and Hong Kong and having all of their operations in the PRC, discussed in greater detail below. BGM is incorporated in the Cayman Islands-- a holding company with no material operations, the Company conducts its operations in China through the variable interest entities-- Gansu QLS and its subsidiaries. Investors in BGM’s ordinary shares are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

BGM receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, BGM is the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. BGM consolidates the financial results of Gansu QLS and its subsidiaries in its consolidated financial statements in accordance with U.S. GAAP. Neither BGM nor its investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in BGM’s ordinary shares thus are not purchasing equity interest in its operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “PRC Subsidiary” refers to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., and Qilian Shan International Trade (Hainan) Co., Ltd., both of which are limited liability company organized under the laws of the PRC and are wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “BGM”, “the Company” refers to BGM Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate structure is subject to risks associated with BGM’s contractual arrangements with the VIE. The Company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating the VIE and its subsidiaries’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE and its subsidiaries. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE and its subsidiaries. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on the VIE and its subsidiaries’ operations and result in the Ordinary Shares diminishing substantially in value or even becoming worthless. The Company, our Hong Kong entity, the VIE and its subsidiaries, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

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

For the year ended September 30, 2025, cash flow from VIE to WOFE included proceeds from repayment of loan of $422,208 and net proceeds from product sales and purchase of $692,730. For the year ended September 30, 2024, cash flow from VIE to WFOE included payment of $898,863 for net payments for products sales and purchase. For the year ended September 30, 2023, cash flow from WFOE to VIE included proceeds from repayment of loan of $762,986, interest payment of $166,458 and net payment for product sales and purchase of $209,064.

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

On December 2, 2024, a filing for the issuance of 20,000,000 shares of Class B common stock to LX Management Company Limited in accordance with the Subscription Agreement was submitted to the CSRC. Subsequently, a filing for the issuance of 69,995,661 shares of Class A common stock to CISG Holdings Ltd. was also submitted to the CSRC on January 8, 2025. On April 29, 2025, another filing was submitted to the CSRC, proposing the issuance of 24,462,500 shares of Class A common stock to Martline Limited, 8,787,500 shares of Class A common stock to Innovo Limited, and 7,125,000 shares of Class A common stock respectively to Cymatrix Limited and Techvovo Limited.

On May 20, 2025, the Company submitted a further filing to the CSRC for the issuance of 38,165,290 shares of Class A common stock to Success Myth Limited.

On June 25, 2025, the issuer filed with the CSRC for the issuance of 8,331,714 shares of Class A common stock to Catch Group Limited and 8,331,713 shares of Class A common stock to Expansion Group Ltd., aggregating a total of 16,663,427 shares of Class A common stock.

On June 12, 2026, the issuer filed with the CSRC for the issuance of an aggregate of 200,000,000 shares of Class A common stock to certain investors for a private placement.

All of the afore-mentioned filings are currently under review by the CSRC. We cannot assure you that we will complete such filings with the CSRC in a timely manner, or at all, or obtain the approval from other regulatory authorities to conduct overseas securities offerings or other activities in the overseas capital markets in the future. For details of the associated risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we will be able to obtain such approval.”

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

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of and for the years ended September 30, 2025, 2024 and 2023.

Selected Condensed Consolidating Statements of Operations Information

	For the Year ended September 30, 2025
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	(229,601)	37,621,473	527,553	37,919,425
Including: Service fee revenue from the VIE	—	—	(527,553)	—	527,553	—
Cost of revenues	—	—	81,563	31,526,403	—	31,607,966
Total operating expenses	12,152,905	(1,109,267)	790,590	6,531,342	527,552	18,893,123
Including: Service fee expense charged by the WFOE	—	—	—	(527,553)	527,553	—
Share of income of subsidiary (1)	898,914	(282,507)	—	—	(616,407)	—
Net income	(19,813,732)	898,914	(1,507,822)	(4,179)	210,806	(20,216,014)

	For the Year ended September 30, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	698,583	25,097,953	(698,585)	25,097,951
Including: Service fee revenue (loss absorbed) from the VIE	—	—	698,585	—	(698,585)	—
Cost of revenues	—	—	7,807	20,975,389	—	20,983,196
Total operating expenses	820,606	(3,694)	358,251	4,198,253	(694,890)	4,678,526
Including: Service fee expense charged by the WFOE	—	—	—	698,585	(698,585)	—
Share of (loss) income of subsidiary (1)	80,506	76,813	—	—	(157,319)	—
Net income (loss)	(1,522,700)	80,506	76,813	5,534	(157,315)	(1,517,161)

	For the Year ended September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	(1,260,840)	46,471,478	1,260,840	46,471,478
Including: Service fee revenue (loss absorbed) from the VIE	—	—	(1,333,066)	—	1,333,066	—
Cost of revenues	—	—	3,255	44,716,729	—	44,719,984
Total operating expenses	649,697	—	307,155	2,143,901	1,260,840	4,361,593
Including: Service fee expense charged by the WFOE	—	—	—	(1,333,066)	1,333,066	—
Share of (loss) income of subsidiary (1)	(1,602,772)	(1,602,772)	—	—	3,205,544	—
Net income (loss)	(7,780,620)	(1,602,772)	(1,602,772)	(341,450)	3,205,544	(8,122,070)

Selected Condensed Consolidating Balance Sheets Information

	As of September 30, 2025
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	1,089,084	60,042	507,545	8,163,769	—	9,820,440
Amount due from the Parent/WFOE(2)	—	—	—	4,689,886	(4,689,886)	—
Total current assets	2,066,711	1,324,459	16,820,957	31,334,408	(2)	51,546,533
Service fee receivable from the VIE	—	—	11,262,196	—	(11,262,196)	—
Investment in subsidiary(3)	10,246,646	10,246,646	—	—	(20,493,292)	—
Other non-current assets	—	3,778,573	227,474,757	153,664,622	(2,650,000)	382,267,952
Total assets	12,313,356	15,349,677	255,557,912	189,688,916	(39,095,376)	433,814,485
Amounts due to the VIE and its subsidiaries(2)	(3,195,099)	4,196,707	3,688,279	—	(4,689,887)	—
Total current liabilities	—	3,716	24,050,185	17,543,626	—	41,597,527
Service fee payable to the WFOE	—	—	—	11,262,197	(11,262,197)	—
Other non-current liabilities	—	—	—	319,465	—	319,465
Total liabilities	(3,195,099)	4,200,423	27,738,464	29,125,287	(15,952,083)	41,916,992
Total shareholders’equity	15,508,456	11,149,254	227,819,447	160,563,629	(23,143,293)	391,897,493
Total shareholders’liabilities and equity	12,313,357	15,349,677	255,557,911	189,688,916	(39,095,376)	433,814,485

	As of September 30, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	1,856,344	1,058,635	2,427,472	4,474,803	—	9,817,254
Amount due from the Parent/WFOE(2)	—	—	—	5,128,511	(5,128,511)	—
Total current assets	10,191,931	1,113,335	2,464,159	15,999,790	(5)	29,769,210
Service fee receivable from the VIE	—	—	11,789,750	—	(11,789,750)	—
Investment in subsidiary(3)	11,141,678	11,141,678	—	—	(22,283,356)	—
Other non-current assets	—	3,328,215	6,139,822	16,016,484	(2,250,003)	23,234,518
Total assets	21,333,609	15,583,228	20,393,731	37,144,785	(41,451,624)	53,003,728
Amounts due to the VIE and its subsidiaries(2)	(3,435,100)	4,436,707	4,126,905	—	(5,128,512)	—
Total current liabilities	—	1,149	2,853,836	5,921,003	(3)	8,775,985
Service fee payable to the WFOE	—	—	—	11,789,750	(11,789,750)	—
Other non-current liabilities	—	—	—	134,394	—	134,394
Total liabilities	(3,435,100)	4,437,856	6,980,741	17,845,147	(16,918,264)	8,910,379
Total shareholders’ equity	24,768,709	11,145,373	13,412,990	19,299,638	(24,533,361)	44,093,349
Total liabilities and shareholders’ equity	21,333,609	15,583,228	20,393,731	37,144,785	(41,451,625)	53,003,728

	As of September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	277,218	—	322,834	6,876,195	—	7,476,247
Amount due from the Parent/WFOE(2)	—	—	—	4,125,329	(4,125,329)	—
Total current assets	15,230,237	—	369,857	23,037,856	(4,125,329)	34,512,621
Service fee receivable from the VIE	—	—	11,091,165	—	(11,091,165)	—
Investment in subsidiary(3)	10,693,672	10,693,672	—	—	(21,387,344)	—
Other non-current assets	—	—	2,772,206	13,973,167	—	16,745,373
Total assets	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,549,536	—	(4,125,329)	—
Total current liabilities	575,793	—	3,539,555	6,670,120	(4,125,329)	6,660,139
Service fee payable to the WFOE	—	—	—	11,091,165	(11,091,165)	—
Other non-current liabilities	—	—	—	246,454	—	246,454
Total liabilities	575,793	—	3,539,555	18,007,739	(15,216,494)	6,906,593
Total shareholders’equity	25,348,117	10,693,672	10,693,673	19,003,284	(21,387,345)	44,351,401
Total shareholders’liabilities and equity	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994

Selected Condensed Consolidating Cash Flows Information

	For the Year ended September 30, 2025
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash used in operating activities	(1,633,777)	(250,704)	(3,570,356)	3,082,400	—	(2,372,437)
Net cash used in investing activities	(142,418)	(747,891)	2,757,328	(2,029,927)	—	(162,908)
Net cash provided by financing activities	—	1,008,939	811,438	798,545	—	2,618,921

	For the Year ended September 30, 2024
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(4,220,872)	3,379,370	1,203,550	182,190	—	544,238
Net cash (used in) provided by investing activities	5,800,000	(1,078,215)	(1,404,938)	(2,333,429)	—	983,418
Net cash used in financing activities	—	—	—	(491,728)	—	(491,728)

	For the Year ended September 30, 2023
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(635,467)	—	(268,752)	1,203,435	12,993	312,209
Net cash used in by investing activities	(1,000,000)	—	(29,347)	(3,700,105)	(12,993)	(4,742,445)
Net cash provided by (used in) financing activities	(1,787,517)	—	56,711	(1,190,278)	—	(2,921,084)

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2021	9,947,929
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	2,720,596
Effect of exchange rate	(22,641)
As of September 30, 2022	12,645,883
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	(1,602,772)
Effect of exchange rate	(349,439)
As of September 30, 2023	10,693,672
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	80,506
Effect of exchange rate	367,500
As of September 30, 2024	11,141,678
Share of income of subsidiaries, the VIE and the VIE’s subsidiaries	898,914
Effect of exchange rate	(1,793,946)
As of September 30, 2025	10,246,646

Notes

(1)	It represents the elimination of share of income by BGM from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among BGM, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.
(3)	As of September 30, 2025, the $4,690,418 intercompany balances included $281,472 loan of WOFE due to the VIE and its subsidiaries, $3,006,385 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $1,402,561 of other payable to the VIE and its subsidiaries from WFOE.

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

Risks Related to our Corporate Structure

We, our subsidiaries, the VIE and its subsidiaries are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	PRC laws and regulations governing our subsidiaries, the VIE, and its subsidiaries’ businesses and the validity of certain of our contractual arrangements are uncertain. If we, our subsidiaries, the VIE or its subsidiaries are found to be in violation, we, our subsidiaries, the VIE or its subsidiaries could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the WFOE and the VIE and its subsidiaries’ business.
●	We rely on contractual arrangements with the VIE and its subsidiaries in China for the VIE and its subsidiaries’ business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
●	Gansu QLS’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect BGM and its affiliated entities’ business and financial condition and the value of your investment in our shares.

Risks Related to Doing Business in China

●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we and our affiliated entities cannot predict whether or how soon we, the VIE or its subsidiaries will be able to obtain such approval.
●	Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

●	On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditors, ZH CPA, LLC and Enrome LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. ZH CPA, LLC and Enrome LLP are located in Denver, Colorado and Singapore, respectively, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021.
●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we or our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause Ordinary Shares to significantly decline in value or become worthless. See “-Risks Relating to Doing Business in China -The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we and our affiliated entities were to be subject to such oversight and control, it may result in a material adverse change to our, the VIE or its subsidiaries business operations, significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For more information, see page 29 under “The PRC government may intervene or influence the WFOE or the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of BGM’s securities.” Additionally, the governmental and regulatory interference could significantly limit or completely hinder BGM’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We and our affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our affiliated entities are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations. See “Risks Relating to Doing Business in the PRC-Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect BGM and its affiliated entities’ business, financial condition, and results of operations”.
●	Changes in laws, regulations and policies in the PRC and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in the PRC and the fact that rules and regulations in the PRC can change quickly with little advance notice. Rules and regulations in the PRC are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder BGM’s ability and the ability of any holder of BGM’s securities to offer or continue to offer such securities, result in a material adverse change to the WFOE and the VIE and its subsidiaries’ business operations, and damage our reputation, which would materially and adversely affect BGM and its affiliated entities’ financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect BGM and its affiliated entities’ business and financial condition.
●	Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the WFOE, the VIE and its Subsidiaries’ Business

Risks and uncertainties related to the WFOE, the VIE and its subsidiaries’ business include, but are not limited to, the following:

●	The VIE and its subsidiaries face significant competition in industries experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new product candidates before the VIE and its subsidiaries, which may harm our and the VIE and its subsidiaries’ financial condition and the ability of the VIE and its subsidiaries to successfully market or commercialize any of their product candidates.
●	The pharmaceutical business of the WFOE, the VIE and its subsidiaries is subject to inherent risks relating to product liability and personal injury claims.
●	The business operations of the WFOE, the VIE and its subsidiaries require a number of permits and licenses. We cannot assure you that the VIE and its subsidiaries can maintain all required licenses, permits and certifications to carry on their business at all times.
●	A significant portion of the VIE and its subsidiaries’ revenue is concentrated in a few large customers, and the WFOE, the VIE and its subsidiaries do not have long-term agreements with their key customers and rely upon their longstanding relationship with these customers. If the WFOE and the VIE and its subsidiaries lose one or more of their customers, BGM and its affiliated entities’ results of operations may be adversely and materially impacted.
●	The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the WFOE and the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and BGM and its affiliated entities’ results of operations may be adversely and materially impacted.
●	If the WFOE and the VIE and its subsidiaries fail to increase their brand name recognition, they may face difficulty in obtaining new customers.
●	Any disruption in the supply chain of raw materials and the products of the WFOE and the VIE and its subsidiaries could adversely impact their ability to produce and deliver products.

Risks Related to Our Ordinary Shares

●	Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:
●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
●	The trading price of our Class A ordinary shares has been and will likely continue to be volatile, which could result in substantial losses to investors.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.
●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.
●	Since our directors and executive officers hold approximately 9,800,000 of our Ordinary Shares, representing approximately 44.189%% of the aggregate voting power, as of the date of this annual report, they have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to BGM and its affiliated entities’ performance. For more information, see page 49 under Risks Related to Our Ordinary Shares.
●	If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Stock Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. In accordance with the Special Administrative Measures on Access of Foreign Investment, promulgated in June 2020 and effective in July 2020, or the Negative List, foreign investors are not prohibited nor restricted from investing in our current operations and production. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations on Foreign Investment.” The VIE and its subsidiaries conducts their business activities in China. We are a holding company and do not conduct any business activities. Qilian International Trading (Chengdu) Co., Ltd., or WFOE, has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable us to exercise certain control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE when and to the extent permitted by PRC law. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.” We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the VIE and its subsidiaries because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE are consolidated as part of our financial statements. In fiscal years ended September 30, 2025, 2024, and 2023, the VIE and its subsidiaries contributed to 100% of our total revenues.

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

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

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

On April 29, 2025, another filing was submitted to the CSRC, proposing the issuance of 24,462,500 shares of Class A common stock to Martline Limited, 8,787,500 shares of Class A common stock to Innovo Limited, and 7,125,000 shares of Class A common stock respectively to Cymatrix Limited and Techvovo Limited.

On May 20, 2025, the Company submitted a further filing to the CSRC for the issuance of 38,165,290 shares of Class A common stock to Success Myth Limited.

On June 25, 2025, the issuer filed with the CSRC for the issuance of 8,331,714 shares of Class A common stock to Catch Group Limited and 8,331,713 shares of Class A common stock to Expansion Group Ltd., aggregating a total of 16,663,427 shares of Class A common stock.

All of the afore-mentioned filings are currently under review by the CSRC. In such event, if our filing procedures are not completed according to the Overseas Listing Trial Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectify such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Our Ordinary Shares may be delisted and prohibited from being traded under the HFCA Act if the PCAOB is unable to inspect auditors who are located in China in the future. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

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

Our business could be negatively impacted if we are unable to adapt our services to regulatory changes in China.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry, which may adversely affect our business operations.

For example, on November 5, 2020, China Insurance Industry Association and China Medical Doctor Association jointly published Definition Framework 2020, announcing changes to the definition of critical illnesses, or CI, which will be adopted after a transition period ending January 31, 2021. After January 31, 2021, all critical illness products based on the previous definition framework will not be sold in China. Major changes to the CI definition framework include, among others, (i) setting the upper limit for insurance benefits for mild illness at no more than 30% of total insured amount; (ii) expanding the types of illnesses covered from 25 types to 28 types of critical illnesses and three types of mild illness; (iii) exclusion of cancer that is in situ from the scope of CI coverage; and (iv) categorizing thyroid cancer at different stages into critical illness category and mild illness category. The expected cessation of the critical illness products under the previous CI definition framework has resulted in strong growth in our sales of critical illness policies in January 2021 followed by a drop afterwards.

On October 12, 2021, the CBIRC, the predecessor of the NFRA, promulgated the Notice on Further Regulation of Matters Relating to the Internet Life Insurance Business of Insurance Institutions, which, among others, raised the qualification requirements for insurance companies and insurance intermediaries to engage in Internet life insurance business nationwide, limited products that could be sold on the Internet nationwide to accident, health, term life, 10-year (or longer) traditional life, and 10-year (or longer) annuities and capped the preset expense ratio to be no higher than 35% for one-year life insurance and first year preset expense ratio no higher than 60% with average expense ratio no higher than 25% for over-one-year life insurance. Incumbent companies have until the end of 2021 to comply with the new regulations. Subsequently, many insurance companies which could not meet the qualification requirements have stopped selling life insurance products online before January 1, 2022. As our online insurance business operated through Baowang is subject to this regulation, the disruption in internet life insurance product supply and the cap on expense ratio have adversely impacted and may continue to impact Baowang which contributed to 5.0% of our total net revenues in 2022.

Any future change in regulatory requirements may make our products less attractive to consumers or disrupt product supply, and our business results of operations could fluctuate significantly and be adversely affected.

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

We are an exempted company incorporated under the laws of the Cayman Islands; however, we do not conduct any businesses, and all business operations are conducted by the WFOE and the VIE and its subsidiaries in China and most of our assets are located in China. In addition, all of our directors and executive officers are nationals or residents of the PRC and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Depending on our assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate primarily through our wholly-owned or majority-owned insurance agencies and their branches located in 23 provinces in China. These companies report their financial results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

We are primarily engaged in insurance agency businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. In recent years, regulatory measures affecting insurance product pricing and insurance distribution expenses, including requirements that actual commissions and expenses align with filed expense structures, have constrained insurers’ pricing and commission flexibility and led to reductions in commission rates across certain products and distribution channels. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by NFRA.

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Further regulatory-driven adjustments to pricing or commission structures could reduce premiums, commission rates or policy sales volumes, which would directly reduce our commission and fee income. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

Quarterly and annual variations in our commission and fee revenue may unexpectedly impact our results of operations.

Our commission and fee revenue are subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Life insurance commission revenue is usually the highest in the first quarter and lowest in the fourth quarter of any given year as much of the jumpstart sales activities of life insurance companies occur in January and February during which life insurance companies would increase their sales efforts by offering more incentives for insurance agents and insurance intermediaries to increase sales, while the preparation for the jumpstart sales starts in the fourth quarter of each year. Apart from seasonality, some other factors that cause the quarterly and annual variations are not within our control. Specifically, regulatory changes to product design may result in cessation of products from time to time and cause quarterly fluctuation in the results of our operations. In addition, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

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

The WFOE and the VIE and its subsidiaries need sufficient financing to implement their business plan, which includes expanding the marketing efforts for Gan Di Xin® and increasing the manufacturing capacities for their oxytetracycline products, fertilizer products and Heparin Sodium Preparations. The WFOE and the VIE and its subsidiaries will also need sufficient financing to materialize their future plan of acquiring traditional Chinese medicine enterprises. We estimate that carrying out these business projects will require at least $50 million in the next 3 years. Our inability to obtain sufficient additional financing would have a material adverse effect on the ability of the WFOE and the VIE and its subsidiaries to implement their business plans. As of September 30, 2025, we had cash and cash equivalents of approximately $9,820,440, total current assets of $51,546,533, and total current liabilities of $17,863,091. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings depends on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support the WFOE and the VIE and its subsidiaries’ operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and the WFOE and the VIE and its subsidiaries’ operations may cease.

We, the VIE, and the VIE’s subsidiaries depend on certain key personnel, and loss of these key personnel could have a material adverse effect on the WFOE and the VIE and its subsidiaries’ business, financial condition and results of operations.

The success of our Company, the VIE, and the VIE’s subsidiaries is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Chen Xin, chairman of the board of directors, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. We may not be able to retain Mr. Chen Xin for any given period of time. Although we have no reason to believe that Mr. Chen Xin will discontinue his services with us or the VIE, the interruption or loss of his services would adversely affect the ability of us, the WFOE, the VIE, and the VIE’s subsidiaries to effectively run their business and pursue their business strategy as well as our results of operations. We, the VIE and the VIE’s subsidiaries do not carry key man life insurance for any of the key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2025, two customers represented approximately 16% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2024, two customers represented approximately 16% and 12% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2023, two customers represented approximately 15% and 14% of the sales of the WFOE and the VIE and its subsidiaries, respectively. Since the WFOE and the VIE and its subsidiaries do not have long-term customer supply agreements with such large customers and rely primarily upon their goodwill and reputation to sustain the business relationship, BGM and its affiliated entities’ results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from the VIE or its subsidiaries.

The WFOE and the VIE and its subsidiaries source raw materials used for manufacturing from a limited number of suppliers. If the VIE and its subsidiaries lose one or more of the suppliers, their operation may be disrupted, and BGM and its affiliated entities’ results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2025, no supplier of the WFOE and the VIE and its subsidiaries accounted for above 10% of the total purchases. For the fiscal year ended September 30, 2024, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 12% and 10% of the total purchases. For the fiscal year ended September 30, 2023, one vendor of the WFOE and the VIE and its subsidiaries accounted for 11% of the total purchases. If the WFOE and the VIE and its subsidiaries lose suppliers and are unable to swiftly engage new suppliers, their operations may be disrupted or suspended, and they may not be able to deliver hardware products to their customers on time. The WFOE and the VIE and its subsidiaries may also have to pay a higher price to source from a different supplier on short notice. While the WFOE and the VIE and its subsidiaries are actively searching for and negotiating with new suppliers, there is no guarantee that they will be able to locate appropriate new suppliers or supplier merger targets in their desired timeline. As such, BGM and its affiliated entities’ results of operations may be adversely and materially impacted.

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

For the fiscal year ended September 30, 2023, the COVID-19 pandemic negatively impacted the WFOE and the VIE and its subsidiaries’ business operations. Specifically, the WFOE and the VIE and its subsidiaries’ production costs materially increased due to an increase in raw material prices. In addition, the market demand for some of the products of the WFOE and the VIE and VIE’s subsidiaries decreased, resulting in a decrease in market prices of these products. These two factors combined led to a decrease in our profit margin and a decrease in our net income for the fiscal year ended September 30, 2023.

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

Ms. Furong Cao, our director, is deemed to beneficially owns approximately 5% of our outstanding shares, and her interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

Each class A ordinary shares entitles its holder to one vote per share and each class B ordinary shares entitles its holder to 100 votes per share.

Ms. Furong Cao, our director, is currently the beneficial owner of 9,800,000 Class B ordinary shares, or approximately 2.45% of our outstanding Ordinary Shares through LX Management Company Limited, an entity 100% owned by Ms. Cao, representing approximately 41.17% of the aggregate voting power of our total issued and outstanding shares. Additionally, on July 5, 2025, we were informed that Ms. Furong Cao entered into an acting in concert agreement or the Agreement, through her wholly-owned subsidiary LX Management Company Limited with Mr. Zhanchang Xin (“Mr. Xin”), through his wholly-owned subsidiary Ahanzhai Development Limited (“Ahanzhai”), a company duly incorporated under the laws of British Virgin Islands. As of the date of the Agreement, Ms. Cao, directly and through LX Management, holds 9,800,000 Class B ordinary shares of the Company, representing approximately 2.45% and 41.17% of the Company’s outstanding ordinary shares and aggregate voting power, respectively; Mr. Xin, directly and through Ahanzhai, holds 10,200,000 Class B ordinary shares of the Company, representing approximately 2.55% and 42.85% of the Company’s outstanding ordinary shares and aggregate voting power, respectively. They are expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares, or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2026. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Stock Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A ordinary shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Stock Market, we are required to comply with certain of the Nasdaq continued listing requirement, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements.

On April 24, 2026, BGM Group Ltd. received a deficiency letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying BGM Group Ltd. that it is not in compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for BGM Group Ltd.’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until October 21, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of BGM Group Ltd.’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of the Compliance Period. In the event we do not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, we may be eligible for a second compliance period if we are able to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and we will need to provide a written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

We may fail to regain compliance with the Minimum Bid Price requirement during the second compliance period or maintain compliance with the other Nasdaq listing requirements. If we are unable to do so, our Class A ordinary shares will be delisted from the Nasdaq Capital Market at some later date, we may then apply to have our Class A ordinary shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A ordinary shares are not so listed or are delisted at some later date, our Class A ordinary shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A ordinary shares might decline. If our Class A ordinary shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A ordinary shares would decline and that our shareholders would find it difficult to sell their Class A ordinary shares.

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

On August 11, 2023, Zhongqiao was established as a limited liability company organized under the laws of the PRC. Hainan Trade owns 51% equity interests of Zhongqiao. The remaining 49% equity interests are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC company controlled by Yuchang Xin, the brother of Zhanchang Xin, our former Chairman of the Board.

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

On November 1, 2024, BGM Group Ltd. entered into share subscription agreements (the “Share Subscription Agreements”) separately with each of Ahanzhai Development Co., Ltd, a British Virgin Islands company (“Ahanzhai Development”), and LX Management Company Limited, a Hong Kong company (“LX Management”). Pursuant to the Share Subscription Agreements, the Company agreed to issue to Ahanzhai Development and LX Management 10,200,000 and 9,800,000 Class B ordinary shares of par value of US$0.00833335 each of the Company (the “Subscription Shares”, each “a Subscription Share”), respectively. The purchase price per Subscription Share is US$0.05 and Ahanzhai Development and LX Management agreed to pay to the Company a total consideration of US$510,000 and US$490,000, respectively. Upon the completion of the issuance of the Subscription Shares, Ahanzhai Development hold approximately 38.8% of the total outstanding shares of the Company, representing approximately 50.8% of the Company’s aggregate voting power. LX Management will hold approximately 36.0% of the total outstanding shares of the Company, representing approximately 48.8% of the Company’s aggregate voting power. LX Management is wholly owned by Furong Cao, director of the Company.

On November 27, 2024, BGM Group Ltd. entered into a transaction agreement with CISG Holdings Ltd, Patriton Limited, a wholly owned subsidiary of CISG Holdings Ltd, and other related parties. Pursuant to the transaction agreement, the Company issued 69,995,661 Class A ordinary shares of par value of US$0.00833335 each to CISG Holdings Ltd, as consideration for 100% of the equity interest of Patriton Limited.

On March 18, 2025, BGM Group Ltd. entered into a transaction agreement with YX Management Company Limited, a company duly incorporated under the laws of Hong Kong (the “Target Company”), Martline Limited (“Martline”), Cymatrix Limited (“Cymatrix”), Innovo Limited and Techvovo Limited (“Techvovo”, together with Martline and Cymatrix collectively the “Sellers”) and the existing shareholders holding 100% equity securities of the Target Company. Pursuant to the Transaction Agreement, BGM Group Ltd. agreed to purchase from the Sellers 100% of the equity interest of the Target Company for a consideration of a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of BGM Group Ltd. The transaction closed on April 25, 2025, and as of such date, the Sellers in aggregate hold 47,500,000 Class A ordinary shares of BGM Group Ltd., representing approximately 32.6% of the total issued and outstanding shares and approximately 2.2% of the total voting power of BGM Group Ltd.

On April 21, 2025, BGM Group Ltd. entered into a transaction agreement with Wonder Dragon Global Limited, a business company duly incorporated under the laws of the British Virgin Islands (the “Target Company”), Yang Lou Dong International Limited Management Company Limited, a company duly incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Target Company (“Yang Lou Dong”), and Success Myth Limited, the existing sole shareholder holding 100% equity securities of the Target Company (the “Seller”). Pursuant to the Transaction Agreement, BGM Group Ltd. agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of BGM Group Ltd. The transaction closed on May 16, 2025 and as of such date, the Seller hold 38,165,290 Class A ordinary shares of BGM Group Ltd., representing approximately 20.75% of the total issued and outstanding shares and approximately 1.76% of the total voting power of BGM Group Ltd.

On May 2, 2025, BGM Group Ltd. entered into a transaction agreement with HM Management Company Limited (“HM Management”), a company duly incorporated under the laws of Hong Kong (the “Target Company”), Catch Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Catch”), Expansion Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Expansion”, collectively referred to as the “Sellers” with Catch), HM Consultant Management (Shenzhen) Co., Limited, a company duly incorporated under the PRC laws, Beijing Shuda Technology Co., Ltd., a company duly incorporated under the PRC laws (“Beijing Shuda”) and New Media Star Technology (Shenzhen) Co., Ltd., a company duly incorporated under the PRC laws (“New Media Star”), with Beijing Shuda and New Media Star as the wholly-owned subsidiaries of the Target Company. Pursuant to the Transaction Agreement, BGM Group Ltd. agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of BGM Group Ltd. The transaction closed on June 20, 2025 and as of such date, the Sellers in aggregate hold 16,663,427 Class A ordinary shares of BGM Group Ltd., representing approximately 8.31% of the total issued and outstanding shares and approximately 0.76% of the total voting power of BGM Group Ltd.

On July 5, 2025, BGM Group Ltd. was informed that Ms. Furong Cao (“Ms. Cao”), a director of BGM Group Ltd., entered into an acting in concert agreement (the “Agreement”) through her wholly-owned subsidiary LX Management Company limited (“LX Management”), a company duly incorporated under the laws of Hong Kong with Mr. Zhanchang Xin (“Mr. Xin”), through his wholly-owned subsidiary Ahanzhai Development Limited (“Ahanzhai”), a company duly incorporated under the laws of British Virgin Islands. As of the date of the Agreement, Ms. Cao, directly and through Ahanzhai, holds 9,800,000 Class B ordinary shares of the Company, representing approximately 4.9% and 44.9% of the Company’s outstanding ordinary shares and aggregate voting power, respectively; Mr. Xin, directly and through LX Management, holds 10,200,000 Class B ordinary shares of the Company, representing approximately 5.1% and 46.8% of the Company’s outstanding ordinary shares and aggregate voting power, respectively. Pursuant to the Agreement, both Ms. Cao and Mr. Xin, through Ahanzhai and LX Management, respectively, intended and agreed to act in concert relating to all matters that require the decisions of the shareholders of BGM Group Ltd. and/or the directors of the board of the directors of BGM Group Ltd., including but not limited to all the matters as stipulated in the memorandum and articles of association of BGM Group Ltd. and the Agreement. Pursuant to the Agreement, Ms. Cao and Mr. Xin agree to vote in concert if a unanimous decision can be reached by both parties on a given matter; or, when a unanimous decision cannot be reached on a matter, then both parties agree to vote against such matter. The Agreement also contained customary representations, warranties and covenants of both the parties. As a result of the Agreement, Ms. Cao and Mr. Xin can both be deemed to be the beneficial owners of approximately 10.0% and 91.7% of the Company’s outstanding ordinary shares and aggregate voting power, respectively. The Agreement will remain effective until terminated by the parties.

On May 15, 2026, BGM Group Ltd. entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement (the “Private Placement”) of 200,000,000 Class A ordinary shares of par value US$0.00833335 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.06 per Class A Ordinary Share (the “Per Share Purchase Price”) and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares (the “Warrants”). The Warrants will be exercisable in two equal tranches: Warrants to purchase 100,000,000 Class A Ordinary Shares are exercisable at a price equal to 200% of the Per Share Purchase Price, and Warrant to purchase the remaining 100,000,000 Class A Ordinary Shares are exercisable at a price equal to 250% of the Per Share Purchase Price. The Warrants are exercisable on or after the ninety (90th) day following the closing date (the “Initial Exercise Date”) and will expire on the five-year anniversary of the Initial Exercise Date. The Private Placement closed on June 8, 2026. In connection with the closing, the Company issued an aggregate of 200,000,000 Class A Ordinary Shares and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares for gross proceeds of US$12,000,000.

Recent Developments

On June 8, 2026, the Company closed a private placement for gross proceeds of US$12 million. In connection with the closing, the Company issued an aggregate of 200,000,000 Class A Ordinary Shares and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares for gross proceeds of US$12,000,000.

On July 9, 2026, shareholders approved the reduction of BGM Group Ltd.’s share capital and the reorganization of BGM Group Ltd., pursuant to which the par value of each issued class A ordinary share of par value of US$0.00833335, each issued class B ordinary share of par value of US$0.00833335, and each issued preferred share of par value of US$0.00833335 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.00823335 of the paid-up capital on each issued class A ordinary share of par value of US$0.00833335, each issued class B ordinary share of par value of US$0.00833335, and each issued preferred share of par value of US$0.00833335 (the “Share Capital Reduction and Reorganization).

Following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company will be US$0.0001. Immediately following the Share Capital Reduction: each authorized but unissued class A ordinary share of par value of US$0.00833335 will be subdivided into 83.3335 class A ordinary shares of par value of US$0.0001 each; each authorised but unissued class B ordinary share of par value of US$0.00833335 will be subdivided into 83.3335 class B ordinary shares of par value of US$0.0001 each; and each authorised but unissued preferred share of par value of US$0.00833335 will be subdivided into 83.3335 preferred shares of par value of US$0.0001 each. (the “Share Sub-Division”)

The authorised share capital of the Company following the Share Sub-Division will be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of par value of US$0.0001 each, authorised but unissued class B ordinary shares of par value of US$0.0001 each, and authorised but unissued preferred shares of par value of US$0.0001 each as will result in the Company having authorised share capital of US$503,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.0001 each, 20,000,000 class B ordinary shares of par value of US$0.0001 each, and 10,000,000 preferred shares of par value of US$0.0001 each (the “Cancellation”); and consequent upon the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company will be changed from US$41,916,750.50 divided into 5,000,000,000 class A ordinary shares of par value of US$0.00833335 each, 20,000,000 class B ordinary shares of par value of US$0.00833335 each, and 10,000,000 preferred shares of par value of US$0.00833335 each to US$503,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.0001 each, 20,000,000 class B ordinary shares of par value of US$0.0001 each, and 10,000,000 preferred shares of par value of US$0.0001 each.

As of the date of this annual report, the registration of the minutes of the special resolution in relation to the Share Capital Reduction and Reorganization and the Share Sub - Division have not been completed.

Our Corporate Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

*48.718% equity interests of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC entity that is controlled by Yuchang Xin, the uncle of Chen Xin, our chairman of the Board.

20.29% equity interests of Chengdu QLS are collectively owned by 49 individual shareholders, none of whom is an affiliate of the Company.

The Company is incorporated in the Cayman Islands. As a holding company with no material operations, the Company conducts its operations in China through the variable interest entities, Gansu QLS and its subsidiaries. The Company receives the economic benefits of Gansu QLS and its subsidiaries’ business operation through a series of contractual arrangements, or the VIE Agreements. As a result of the VIE Agreements, we are the primary beneficiary of Gansu QLS for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of Gansu QLS and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of Gansu QLS. These VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Gansu QLS,” “variable interest entity” or “VIE” refers to Gansu Qilianshan Pharmaceutical Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “WFOE” or “Chengdu Trade” refers to Qilian International Trading (Chengdu) Co., Ltd., formerly known as Chengdu Qilian Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Qilian International (Hong Kong) Holdings Limited, a limited liability company organized under the laws of Hong Kong; and (iii) “BGM” or “the Company” refers to BGM Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

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

Due to PRC legal restrictions on foreign ownership in the relevant industry sector, neither we nor our subsidiaries hold any equity interest in RONS Intelligent Technology (Beijing). Instead, we exercise de facto control over and obtain the economic benefits from the business operations of RONS Intelligent Technology (Beijing) through a series of contractual arrangements. Duxiaobao, RONS Intelligent Technology (Beijing) and its respective shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on December 17, 2024.

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

In addition, trading in BGM’s securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist BGM’s securities. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditors, independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors, ZH CPA, LLC and Enrome LLP, are located in Denver, Colorado and Singapore, respectively, and have been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On October 21, 2005, the SAFE issued a Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. On July 4, 2014, the SAFE issued the Notice on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by PRC Residents via Special-Purpose Companies, or SAFE Circular 37, simultaneously repealing SAFE Circular 75. SAFE Circular 37 also requires PRC residents to register with relevant Foreign Exchange Bureau for foreign exchange registration of overseas investment before making a contribution to a special purpose company, or SPC, with legitimate holdings of domestic or overseas assets or interests. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We have requested our beneficial owners who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

On December 25, 2006, the People’s Bank of China, or the PBOC, promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our shares on the Nasdaq.

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. No. 7 Notice covers all forms of equity compensation plans including employee stock ownership plans, employee stock option plans and other equity compensation plans permitted by relevant laws and regulations. According to the No. 7 Notice, all participants of such plans who are PRC citizens shall register with and obtain approvals from local SAFE branch prior to their participation in the equity incentive plan of an overseas listed company. Domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are PRC citizens (including citizens of Hong Kong SAR, Macau SAR and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like an exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions, which will depend on how the SAFE interprets, applies and enforces Circular 7. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—SAFE Regulations on Employee Share Options.”

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

Business Overview

BGM Group Ltd. has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

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

Customers

The customers of the WFOE and the VIE and its subsidiaries consist of qualified distributors, dealers and corporate customers. The WFOE and the VIE and its subsidiaries have several large customers with whom we generated substantial revenue each year, and the composition of largest customers has changed from year to year. For the fiscal year ended September 30, 2025, two customers represented approximately 16% and 11% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2024, two customers represented approximately 16% and 12% of the sales of the WFOE and the VIE and its subsidiaries, respectively. For the fiscal year ended September 30, 2023, two customers represented approximately 15% and 14% of the sales of the WFOE and the VIE and its subsidiaries, respectively. While we believe that one or more of the major customers of the WFOE and the VIE and VIE’s subsidiaries could account for a significant portion of their sales for the foreseeable future, we anticipate that the customer base of the WFOE and the VIE and its subsidiaries will continue to expand and that they will become less dependent on major customers.

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

For the fiscal year ended September 30, 2025, no supplier of the WFOE and the VIE and its subsidiaries accounted for above 10% of the total purchases. For the fiscal year ended September 30, 2024, two of the suppliers of the WFOE and the VIE and its subsidiaries accounted for 12% and 10% of the total purchases. For the fiscal year ended September 30, 2023, one vendor of the WFOE and the VIE and its subsidiaries accounted for 11% of the total purchases.

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

Honors, Awards, and Qualifications

Honors

Honors	Individual or Entity Honored	Agency	Date
Vice Presiding Entity of Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	Gansu QLS	Northwestern Natural Herbal Medicine Technology Innovation Strategical Alliance	August 2010
Vice Presiding Entity for Gansu Province Medical Industry Association	Gansu QLS	Gansu Province Medical Industry Association	May 2013
The 3rd Governing Entity of China Narcotics Association	Gansu GLS	China Association of Narcotic Drugs	October 2014
Vice Presiding Entity for Jiuquan City Environmental Protection Industrial Association	Gansu QLS	Jiuquan City Environmental Protection Industrial Association	March 2015
Gansu Provincial Excellent Engineering Consulting Award (awarded to our chairman of the board of directors)	Zhanchang Xin, our former chairman of the board of directors	Gansu Provincial Development and Reform Commission	August 2010
Gansu Province’s Famous Brand	Gansu QLS	Gansu Famous Brand Strategy Promotion Committee	December 2011
Suzhou District Science and Technology Progress Award	Gansu QLS	Government of Suzhou District, Jiuquan City	August 2012
2013 China Chemical and Pharmaceutical Industry’s Excellent Product Brand (awarded to the Gan Di Xin® product)	Gansu QLS

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

December 2015
Famous Trademark of Gansu Province (awarded to the Gan Di Xin® product)	Gansu QLS	Gansu Provincial Administration for Industry and Commerce	December 2015
Excellent Entrepreneur Award (awarded to our former chairman of the board of directors)	Zhanchang Xin	China Petroleum and Chemical Industry Committee	July 2016
Gansu Province “Specialized New Technology” Enterprise	Gansu QLS	Gansu Provincial Industry and Information Technology Commission	November 2017
Strategic Emerging Growth Exemplar Enterprise	Gansu QLS	Gansu Provincial Development and Reform Commission	December 2018
Little Giant Enterprise of Chengdu City	Chengdu QLS	Sichuan Provincial Economic and Information Commission, Sichuan Provincial SME Bureau, Chengdu City Economic and Information Commission	December 2018
Petroleum and Chemical Industry “Specialized and Innovative” Small to Medium Enterprises (the “SME”) Award	Gansu QLS	China Petroleum and Chemical Industry Federation and China SME Development Committee	November 2019
Chengdu City’s Unicorn Enterprise Award	Chengdu QLS	Chengdu City Municipal New Economy Commission	June 2019
Sichuan Province “Specialized and Innovative” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Sichuan Province “High-growth” SME Award	Chengdu QLS	Sichuan Province Economic and Information Technology Commission	March 2020
Suzhou District “Tax Contribution Award” for 2019	Gansu QLS	Suzhou District Committee and District Government	March 2020
2020 Gansu Provincial Technology Innovation Model Enterprise	Gansu QLS	Gansu Province Industry and Information Technology Commission, Gansu Province Department of Finance	August 2020
Jiuquan Leading Talent for Years 2020 to 2022 (awarded to our former chairman of the board of directors)	Zhanchang Xin	Government of Jiuquan City and Jiuquan Municipal Committee of the Communist Party of China	November 2020
Excellent Entrepreneur Award (awarded to our former chairman of the board of directors)	Zhanchang Xin	Government of Economic and Technological Development Zone of Jiuquan City	February 2021

Selective Criteria for the Awards

Gansu Provincial Excellent Engineering Consulting Award (awarded to our former chairman of the board of directors, Mr. Zhanchang Xin)

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

Excellent Entrepreneur Award (awarded to our former chairman of the board of directors, Mr. Zhanchang Xin)

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

Excellent Entrepreneur Award (awarded to our former chairman of the board of directors)

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

Qualifications

Qualifications	Individual or Entity Qualified	Agency	Issue Date	Expiration Date
National Permit for Industrial Products Manufacturers	Moshangfa	Gansu Provincial Bureau of Quality and Technical Supervision	January 2018	August 5, 2026 (1)
Production Permit for Disinfection Product Manufacturers	Ahan	Gansu Provincial Health and Family Planning Commission	June 2017	June 14, 2025 (2)
China’s High-tech Enterprise Certificate	Gansu QLS	Gansu Provincial Department of Science and Technology, Gansu Provincial Department of Finance, Gansu Provincial Department of Taxation, Gansu Provincial Local Taxation Bureau	October 2017	October 2026 (3)
Pollutant Discharge Permit	Gansu QLS	Jiuquan City Environmental Protection Bureau	December 2017	December 28, 2025 (4)
Gansu Province Fertilizer Official Registration Certificate	Moshangfa	Gansu Provincial Agriculture and Animal Husbandry	December 2017	December 31, 2022
Pharmaceutical Production License	Gansu QLS	Gansu Provincial Food and Drug Administration	August 2018	December 29, 2025 (5)
Fertilizer Registration Certificate for Xiongguan® Organic Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025
Fertilizer Registration Certificate for Xiongguan® Organic-Inorganic Compound Fertilizer	Moshangfa	Ministry of Agriculture and Rural Affairs	May 2020	May 2025
National Insurance Distribution License	Fanhua RONS Insurance Sales & Services Co., Ltd.	CBIRC Shenzhen Branch	September 10, 2021	Long-term Validity
Value-added Telecommunication Business Operation Permit for ICP services	Fanhua RONS Insurance Sales & Service Co. Ltd.	Ministry of Industry and Information Technology	August 9, 2022	August 9, 2027
Value-added Telecommunication Business Operation Permit for ICP services	RONS (Beijing) Technology Co., Ltd.	Ministry of Industry and Information Technology	December 8, 2022	December 8, 2027

Notes:

(1)	The original permit was valid until September 20, 2021. This permit was renewed on September 27, 2021.
(2)	The original permit was valid until May 31, 2021. This permit was renewed on June 15, 2021.
(3)	The certificate was valid for three years. Gansu QLS’s renewal request was approved in October 2023.
(4)	The original permit was valid for three years. Gansu QLS’s renewal request was approved in February 2021.
(5)	The original license expired in February 2021. Gansu QLS’s renewal request was approved in February 2021.

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

Patent Number	File Date	Issue Date	Expiration Date*	Title	Status
ZL 200410030776.4	April 9, 2004	October 25, 2006	October 25, 2026	Purification, thin-film coating and inclusion technology for the manufacturing of Gan Di Xin®.	Effective
ZL 201521133480.5 **	December 30, 2015	June 22, 2016	June 22, 2026	A dust removal process.	Effective
ZL 201521133504.7 **	December 30, 2015	August 24, 2016	August 24, 2026	A device for processing oxytetracycline residue.	Effective
ZL 201521129906.X **	December 31, 2015	June 29, 2016	June 29, 2026	A treatment system for waste-water residues.	Effective
ZL 201521133522.5 **	December 30, 2015	August 10, 2016	August 10, 2026	Double-effect concentrator.	Effective
ZL 201621459387.8 **	December 28, 2016	July 7, 2017	July 7, 2027	A new type of oxytetracycline fermenter.	Effective
ZL 201621454988.X **	December 28, 2016	July 7, 2017	July 7, 2027	A traditional Chinese medicine extracting device for ulcerative colitis treatments.	Effective
ZL 201621464545.9 **	December 28, 2016	August 25, 2017	August 25, 2027	An insecticide spraying device for vegetables.	Effective
201822114750.8**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline residue neutralizer.	Effective
201822114757.X**	December 17, 2018	December 6, 2019	December 6, 2028	An oxytetracycline crystallization mother liquor retriever.	Effective
ZL 201920537937.0 **	April 19, 2019	March 10, 2020	April 19, 2029	A Chinese medicine extraction device	Effective
ZL 201920726585.3 **	May 12, 2019	March 10, 2020	May 21, 2029	A medicine grinding machine	Effective
201921243962.4**	August 2, 2019	April 14, 2020	August 2, 2029	An air dying system for oxytetracycline production	Effective
201921244754.6**	August 2, 2019	April 14, 2020	August 2, 2029	A dryer for organic fertilizers production	Effective
ZL 201921607930.8**	September 25, 2019	June 9, 2020	September 24, 2029	A centrifuge for extracting heparin sodium with high speed	Effective
ZL201921596241.1**	September 24, 2019	July 24, 2020	September 23, 2029	A centrifuge for extracting heparin sodium with low speed	Effective
ZL201921610887.0**	September 26, 2019	July 7, 2020	September 25, 2029	A mixing device for preparing ground pig lung mixture	Effective
ZL201921595043.3	September 24, 2019	June 9, 2020	September 23, 2029	A multi-layer separation device for extracting heparin sodium	Effective
ZL201921596218.2	September 24, 2019	June 9, 2020	September 23, 2029	A reactor heater for extracting heparin sodium	Effective
ZL201921606629.5	September 25, 2019	June 9, 2020	September 24, 2029	A filter and separation device for extracting heparin sodium	Effective
ZL201921610868.8	September 26, 2019	June 9, 2020	September 25, 2029	A processing device for extracting heparin sodium from pig intestines with high efficiency	Effective
ZL201921606671.7	September 25, 2019	June 9, 2020	September 24, 2029	A separation device for extracting heparin sodium	Effective
202222729749.2**	October 24, 2022	February 21, 2023	October 23, 2032	An integrated pretreatment system for raw material pharmaceutical production wastewater	Effective
20222728433.1**	October 24, 2022	March 10, 2023	October 23, 2032	A brine cooling system supporting the liquid tank of the oxytetracycline extraction process	Effective
20222282670**	February 28, 2023	April 18, 2023	February 7, 2033	A crushing device for the production and preparation of traditional Chinese medicine	Effective
2022230358383**	February 28, 2023	April 21, 2023	February 7, 2033	A test bench for biopharmaceutical laboratories	Effective
2022229708935**	February 28, 2023	April 21, 2023	February 7, 2033	A crusher for biopharmaceuticals	Effective
2022230344003**	February 28, 2023	April 28, 2023	February 7, 2033	An easy-to-clean stirring device for biopharmaceuticals	Effective
201921244766.9**	August 2, 2019	August 14, 2020	August 1, 2029	A filter for producing liquor rice extract.	Effective
201822121674.3	December 18, 2018		PENDING	A sterilization filter for oxytetracycline fermentation liquid
201910713025.9	August 2, 2019		PENDING	Processing technology for bio-organic fertilizer.
201910713063.4	August 2, 2019		PENDING	Processing technology for potassium humate flush fertilizers
201910712340.X	August 2, 2019		PENDING	Processing technology for sunflower organic fertilizers.
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

Duxiaobao currently has a total of 41 valid trademarks in China. RONS Intelligent Technology currently has 31 valid trademarks in China. RONS Insurance currently has 7 valid trademarks in China, among which one trademark expired in December 2025, leaving 6 currently valid trademarks. Baowang currently has 9 trademarks in China, among which seven trademarks expired in April 2025, leaving 2 currently valid trademarks. RONS Intelligent Technology additionally obtained 3 trademarks in June 2026, all of which remain valid to date. Duxiaobao, RONS Intelligent Technology, RONS Insurance and Baowang currently do not have any trademark applications pending in China.

Trademark Number	Issue Date	Expiration Date*	Trademark Title
53414433	2021-09-14	2031-09-13
53425644	2021-12-14	2031-12-13
53400862	2021-09-14	2031-09-13
60707541	2022-04-28	2032-04-27
60686726	2022-04-28	2032-04-27
53422311	2021-12-28	2031-12-27

53400901	2021-09-28	2031-09-27
53412987	2021-09-14	2031-09-13
60709772	2022-04-28	2032-04-27
60686380	2022-04-28	2032-04-27
79542775	2025-03-07	2035-03-06
53396464	2021-09-28	2031-09-27
53396471	2021-12-14	2031-12-13
53422693	2021-09-14	2031-09-13

60684401	2022-04-28	2032-04-27
60707314	2022-04-28	2032-04-27
79542789
53420385	2021-09-14	2031-09-13
53393327	2021-09-14	2031-09-13
53412447	2021-09-14	2031-09-13
60674785	2022-04-28	2032-04-27
60677740	2022-04-28	2032-04-27

53393467	2021-09-14	2031-09-13
53420424	2021-12-14	2031-12-13
53397806	2021-09-14	2031-09-13
60702613	2022-04-28	2032-04-27
60687762	2022-04-28	2032-04-27
53423756	2021-09-28	2031-09-27
53412524	2021-12-28	2031-12-27
53400605	2021-09-14	2031-09-13

60688393	2022-04-28	2032-04-27
60704562	2022-04-28	2032-04-27
79535860
3826590	2005-12-07	2025-12-06	保纲
16011356	2016-03-07	2026-03-06	保网掌中保
10788095	2013-10-28	2033-10-27	保网
16011408	2016-03-07	2026-03-06	保网 掌中保
10788127	2014-01-21	2034-01-20	保网 BAOXIAN.COM
10788113	2013-06-28	2033-06-27	保网
16011504	2016-03-07	2026-03-06	保网掌中保
13977578	2015-04-21	2025-04-20
13977593	2015-04-21	2025-04-20
13977625	2015-04-14	2025-04-13

13977672	2015-04-21	2025-04-20
13977694	2015-04-21	2025-04-20
13977722	2015-04-21	2025-04-20
13977734	2015-04-21	2025-04-20
15021059	2015-08-14	2035-08-13
15021177	2015-08-14	2035-08-13

New Media Star Technology (Shenzhen) Co., Ltd. currently has 2 valid trademarks in China. Beijing Shuda Technology Co., Ltd. currently has 2 valid trademarks in China.

Trademark Number	Issue Date	Expiration Date*	Trademark Title
84049629	2025年9月7日	2035年9月6日
84057747 号	2025年9月7日	2035年9月6日
70870571	2023年10月07日	2033年10月06日
70888069	2023年10月07日	2033年10月06日
70894620	2023年10月07日	2033年10月06日

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

R&D Achievements

The research and development activities of the WFOE and the VIE and its subsidiaries are project-based and the number of projects they work on varies annually. As of September 30, 2025, the WFOE and the VIE and its subsidiaries had 17 research and development professionals, three of whom have advanced degrees in Medicine and Traditional Medicine. The director of the R&D department, Mr. Chen Xin, is also the chairman and legal representative of Gansu QLS. Under Mr. Chen Xin’s leadership, the R&D department of the WFOE and the VIE and VIE’s subsidiaries contributed to the following recent accomplishments:

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

In addition, as of September 30, 2025, the WFOE and the VIE and its subsidiaries leased one property as employee housing with a total area of approximately 111.59 square meters, all of which are in Sichuan Province.with an annual rent of RMB 31,200 (US$4,390.96). As September 30, 2025, Duxiaobao leased office premises with an aggregate area of approximately 1,536.79 square meters with total rent ofRMB1,371,942.16(US$193,081.72); New Media Star also leased office premises covering approximately 160 square meters with total rent of RMB420,000(US$59,109.14). We believe that our, the VIE and its subsidiaries’ current facilities are adequate and suitable for their operations, but we or our affiliated entities may seek additional space as needed to accommodate future growth.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”), with its fifth protocol coming into effect on December 6, 2019, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant affiliated entities as of the date of this annual report:

* 48.718% equity interests of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. are owned by Sichuan Shihua Investment Management Co., Ltd., a PRC entity that is controlled by Yuchang Xin, the uncle of Chen Xin, our chairman of the Board.

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

As of the date of this annual report, there is an aggregate of 200,623,358 ordinary shares, consisting of 180,623,358 Class A ordinary shares, par value of US$0.00833335 each, and 20,000,000 Class B ordinary shares, par value of US$0.00833335 each.

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

Our net revenue for the year ended September 30, 2025 was $37.92 million, representing an increase of $12.82 million, or 34%, from $25.10 million for the year ended September 30, 2024. Net loss attributable to our shareholders for the year ended September 30, 2025 was $19.94 million, representing an increase of $18.50 million, or 128.2%, from $1.4 million net loss attributable to our shareholders for the year ended September 30, 2024. Non-GAAP EBITDA (as defined below) for the year ended September 30, 2025 was $18.56 million, representing an increase of $(18.30) million, or (7027%), from $(0.3) million for the year ended September 30, 2024. For additional information on EBITDA, please see the subsection “EBITDA” below.

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

Results of Operations for the years ended September 30, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2025	2024	Amount	%
Net revenue	$37,919,425	$25,097,951	$12,821,474	51%
Cost of revenue	31,607,966	20,983,196	10,624,770	51%
Gross profit	6,311,459	4,114,755	2,196,704	53%
Selling, general and administrative, research and development expenses	18,893,123	4,678,526	14,214,597	304%
Loss from operations	(12,581,664)	(563,771)	(12,017,893)	2,132%
Interest income (expense)	83,127	(639,511)	722,598	(113)%
Other expense	(7,439,687)	(933,860)	(6,505,787)	697%
Loss before income tax provision	(19,938,224)	(2,137,142)	(17,801,082)	833%
Income tax expense/(benefit)	277,790	(619,981)	897,771	(145)%
Net loss	(20,216,014)	(1,517,161)	(18,698,853)	1,232%
Less: net loss attributable to non-controlling interest	(274,772)	(74,331)	(200,441)	270%
Net loss attributable to BGM Group Ltd	$(19,941,242)	$(1,442,830)	$(18,498,412)	1,282%

Net Revenue

The following table sets forth the breakdown of our net revenue:

	For the years ended
	September 30,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Net revenue
Diversified Pharmaceutical and Allied Products	$23,591,893	62%	$25,097,951	100%	$(1,506,058)	(6)%
AI Solutions	$3,362,732	9%	$—	—%	$3,362,732	—%
Insurance Business	$10,964,800	29%	$—	—%	$10,964,800	—%
Total	$37,919,425	100%	$25,097,951	100%	$12,821,474	51%

Compared with net revenue for the year ended September 30, 2024, our net revenue increased by $12.82 million, or 51%, for the year ended September 30, 2025, which was primarily attributable to a $3.36 million increase in sales from ai solutions, a $10.96 million increase in sales from insurance business, and $1.51 million decreased sales from diversified pharmaceutical and allied products.

Diversified Pharmaceutical and Allied Products

The sales of diversified pharmaceutical and allied products, AI Solutions and Insurance Business accounted for 62%, 9% and 29%, respectively, of this segment’s total sales for the year ended September 30, 2025, and 100%, 0% and 0%, respectively, of such segment’s total sales for the year ended September 30, 2024. For the year ended September 30, 2025, the WFOE and the VIE and its subsidiaries’ sales translated into USD for diversified pharmaceutical and allied products decreased by approximately $1.51 million, or 6%, from approximately $25.10 million for the year ended September 30, 2024 to approximately $23.59 million for the year ended September 30, 2025.

AI Solutions

Sales from AI Solutions increased by $3.36 million, from $0 million for the year ended September 30, 2024, to $3.36 million for the year ended September 30, 2025. The increase in sales of AI Solutions was mainly due to the acquisition of the AI solution company in 2025. Accordingly, the revenue generated by this business segment was nil in 2024.

Insurance Business

Sales from insurance business increased by $10.96 million, from $0 million for the year ended September 30, 2024 to $10.96 million for the year ended September 30, 2025. The increase in income is due to the acquisition of an insurance business in 2025. Accordingly, the revenue generated by this business segment was nil in 2024.

Cost of Revenue and Gross Profit

The following tables set forth the calculation of gross profit and gross margin for the each of our segments:

	For the years ended
	September 30,			Changes
	2025	2024		Amount	%
Diversified Pharmaceutical and Allied Products
Net revenue	$23,591,893	$25,097,951		$(1,506,058)	(6)%
Cost of revenue	20,896,423	20,983,196		(86,773)	—%
Gross profit	$2,695,470	$4,114,755		$(1,419,285)	(34)%
Gross Margin	11%	16%		(5)%

AI Solution
Net revenue	$3,362,732	$—		$3,362,732	NA	%
Cost of revenue	1,868,683	—		1,868,683	NA	%
Gross profit	$1,494,049	$—		$1,494,049	NA	%
Gross Margin	44%		%	44%	NA

Insurance business
Net revenue	$10,964,800	$—		$10,964,800	NA	%
Cost of revenue	8,842,860	—		8,842,860	NA	%
Gross profit	$2,121,940	$—		$2,121,940	NA	%
Gross Margin	19%		%	19%

Total
Net revenue	$37,919,425	$25,097,951		$12,821,474	51%
Cost of revenue	31,607,966	20,983,196		10,624,770	51%
Gross profit	$6,311,459	$4,114,755		$2,196,704	53%
Gross Margin	17%	16%		—%

Diversified Pharmaceutical and Allied Products

Cost of revenue for our diversified pharmaceutical and allied products was $20.90 million for the year ended September 30, 2025, a decrease of $0.087 million, from $20.98 million for the year ended September 30, 2024, which was primarily attributable to the decreased sales of the product as described above. Gross margin of our diversified pharmaceutical and allied products decreased from 16% to 11% primarily due to a shift in sales mix toward lower-margin products, coupled with increased unit costs resulting from lower production volumes and rising raw material prices.

AI Solution

Cost of revenue for AI Solution increased by $1.87 million, from nil million for the year ended September 30, 2024, to $1.87million for the year ended September 30, 2025. The increase in the cost of revenue for sales of AI Solutions was mainly due to the acquisition of an AI solution company in 2025. Accordingly, the cost of revenue generated by this business segment was nil in 2024.

Insurance business

Cost of revenue for our insurance business was approximately $8.84 million for the year ended September 30, 2025, an increase of approximately $8.84 million, from approximately nil for the year ended September 30, 2024. The increase in income is due to the acquisition of an insurance business in 2025. Accordingly, the cost of revenues generated by this business segment was nil in 2024.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses were $18.89 million for the year ended September 30, 2025, representing an increase of approximately $14.21 million, or 304%, from $4.68 million for the year ended September 30, 2024. The increase was mainly attributable to the selling, general and administrative, research and development expenses of acquired company of about $4 million and the Company granted approximately 10 million stock option in 2025.

Interest Income, net

Interest income, net for the year ended September 30, 2025, increased by approximately $0.723 million. The increase of the balance is due to interest expense of Gansu QLS of prior years were adjusted in 2024.

Other Expense

Other expense was $7.44 million for the year ended September 30, 2025, as compared to $0.93 million for the year ended September 30, 2024, which primarily consisted of government grants and investment loss. The increase is mainly from the $5.65 million increased loss recognized from the fair value change in the investment in trading securities for the year ended September 30, 2025

Income Tax Expense/(Benefit)

Income tax expense increased by $0.90 million, or (145)%, from $(619,981) for the year ended September 30, 2024 to $277,790 for the year ended September 30, 2025. The increased tax expense for 2025 with a loss before income tax provision is due to the decrease for deferred tax asset.

Net Loss Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $274,772 for the fiscal year ended September 30, 2025, an increase of $200,441, or 270%, from approximately $74,331 of net loss attributable to non-controlling interest for the year ended September 30, 2024. The decrease was a result of the increase of net loss of Chengdu QLS, which is partially owned by non-controlling interest holders. Chengdu QLS and its subsidiaries experienced a net loss of approximately $12.52 million for the year ended September 30, 2025 and it experienced a net loss of approximately $0.3 million for the year ended September 30, 2024. Chengdu QLS and its subsidiaries manufacture our heparin products and sausage casings. See “—Net Revenue—Heparin Products and Sausage Casings” and “—Cost of Revenue and Gross Profit—Heparin Products and Sausage Casings.”

Net Loss Attributable to Our Shareholders

As a result of the above, our net loss attributable to our shareholders increase by $18.50 million, or 1,282%, from net loss attributable to our shareholders of $1.4 million for the year ended September 30, 2024 to net loss attributable to our shareholders of $19.94 million for the year ended September 30, 2025.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the years ended
	September 30,		Changes
	2025	2024	Amount	%
Net income	$(20,216,014)	$(1,517,161)	$(18,698,853)	1232%
Interest income (expense)	(83,127)	639,511	(722,638)	(113)%
Income tax provision	277,790	(619,981)	897,771	(145)%
Depreciation & Amortization	1,463,190	1,237,229	225,961	18%
EBITDA	$(18,558,161)	$(260,402)	$(18,297,759)	7,027%
Percentage of EBITDA to revenue	(48.94)%	(1.0)%	(47.9)%

Our EBITDA was $18.56 million for the year ended September 30, 2025, an increase of $18.30 million, or 7027%, compared to $(0.3) million for the year ended September 30, 2024. This was mainly due to the increase in net income resulting from increased the loss from investment due to the fair value change discussed above for the years ended September 30, 2025. The percentage of EBITDA to revenue was (47.9%) and (1.0%) for the years ended September 30, 2025 and 2024, respectively.

Results of Operations for the years ended September 30, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	September 30,		Changes
	2024	2023	Amount	%
Net revenue	$25,097,951	$46,471,478	$(21,373,527)	(46)%
Cost of revenue	20,983,196	44,719,984	(23,736,788)	(53)%
Gross profit	4,114,755	1,751,494	2,363,261	135%
Selling, general and administrative, research and development expenses	4,678,526	4,361,593	316,933	7%
Loss from operations	(563,771)	(2,610,099)	2,046,328	(78)%
Interest income	(639,511)	99,190	(738,701)	(745)%
Other expense	(933,860)	(5,391,995)	4,458,135	(83)%
Loss before income tax provision	(2,137,142)	(7,902,904)	5,765,762	(73)%
Income tax expense/ (benefit)	(619,981)	219,166	(839,147)	(383)%
Net loss	(1,517,161)	(8,122,070)	6,604,909	(81)%
Less: net loss attributable to non-controlling interest	(74,331)	(341,450)	267,119	(78)%
Net loss attributable to BGM Group Ltd	$(1,442,830)	$(7,780,620)	$6,337,790	(81)%

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

Income Tax Expense/(Benefit)

Income tax expense decreased by $0.8million, or 383%, from $219,166 for the year ended September 30, 2023 to $(619,981) for the year ended September 30, 2024. The decreased tax expense for 2024 with a loss before income tax provision is due to the increased for deferred tax asset.

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

B.Liquidity and Capital Resources

Liquidity and Capital Resources

As of September 30, 2025, we had cash of approximately $9.82 million. We have funded our working capital and other capital requirements primarily by cash flow from operations, and bank loans.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of September 30, 2025. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the years ended September 30, 2025, 2024 and 2023:

	For the Years ended
	September 30,
	2025	2024	2023
Net cash (used in)/provided by operating activities	$(2,372,437)	$544,238	312,209
Net cash provided by (used) in investing activities	(162,908)	983,418	(4,742,445)
Net cash provided by used in financing activities	2,618,921	(491,728)	(2,921,084)
Effect of exchange rate on cash	(80,390)	1,305,079	(151,446)
Net (decrease) increase in cash, cash equivalents and restricted cash	$3,186	$2,341,007	(7,502,766)

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, deferred tax, unrealized gain(loss) from trading securities and adjusted for the effect of working capital changes.

Net cash used in operating activities was approximately $2.37 million for the year ended September 30, 2025, an increase of $2.92 million in cash used in operating activities, or 536%, compared to net cash provided by operating activities of $0.5 million for the year ended September 30, 2024. The increase of net cash outflow was a result of the following:

1.	Increase in net loss of $20.22 million, from net loss of $1.52 million to net loss of $18.70 million.
2.

Change in account receivable was $3.35 million net cash inflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change in account receivable was $0.38 million net cash outflow, which led to a $3.72 million increase in net cash outflow from operating activities.

3.

Change in inventory was $1.85 million net cash outflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change in inventory was $0.96 million net cash inflow, which led to a $2.80 million increase in net cash outflow from operating activities.

4.

Change in other current assets was $12.57 million net cash inflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change in other current assets was $1.51 million net cash outflow, which led to a $14.08 million increase in net cash inflow from operating activities. This is mainly because the input tax was reclassified to other current assets in 2024.

5.

Change in accrued expenses and other payables was $11.03 million net cash outflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change in accrued expenses and other payables was $0.35 million net cash inflow, which led to a $11.39 million increase in net cash outflow from operating activities.

6.

Change in account payable was $1.83 million net cash outflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change in account payable was $0.38 million net cash inflow, which led to a $2.21 million increase in net cash outflow from operating activities.

7.

Change in contract liabilities was $2.67 million net cash inflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change in contract liabilities was $0.57 million net cash outflow, which led to a $3.24 million increase in net cash inflow from operating activities.

8.

Change in unrealized gain from marketable securities was $7.33 million for the year ended September 30, 2025. For the year ended September 30, 2024, the change in unrealized gain from marketable securities was $0.82 million net cash inflow, which led to a $6.51 million increase in net cash inflow from operating activities. This is due to the company’s redemption of part of the funds and the conversion of the remaining funds into stocks.

9.	Stock based compensation was $10.23 million for the year ended September 30, 2025. For the year ended September 30, 2024, Stock based compensation was nil.

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

Investing Activities

Net cash used in investing activities was approximately $0.16 million for the year ended September 30, 2025, an decrease of $1.16 million, or 117%, compared to $1.00 million net cash provided by investing activities for the year ended September 30, 2024. The decrease was mainly due to the decreased short term investment of for $1 million and the decrease of redemption from market securities of $4.8 million, cash received from acquisition of $2.39 million.

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

Financing Activities

Net cash provided by financing activities was approximately $2.62 million for the year ended September 30, 2025, an increase of $3.11 million, or 633%, compared to $(0.50) million for the year ended September 30, 2024. The increase was mainly a result of $1.61 million increase from proceeds from bank loan and and proceeds from bank notes payable of $1.01 million.

Net cash used in financing activities was approximately $0.5 million for the year ended September 30, 2024, a decrease of $2.4 million, or 83%, compared to $2.9 million for the year ended September 30, 2023. The decrease was mainly a result of $0.7 million decrease from net cash repaid for bank loan and bank notes payable, and a $1.8 million decrease in dividend paid.

Capital Expenditures

Our capital expenditures were $2.2 million, $3.9 million and $3.7 million in fiscal years ended September 30, 2025, 2024 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the year ended September 30, 2025 is estimated to be $50 million for the acquired entity.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Chen Xin	32	Chairman of the Board of Directors and Co-Chief Executive Officer
Huandi Zhao	41	Director and Co-Chief Executive Officer
Zefei Lou	49	Director
Furong Cao	54	Director
Waihua Xu	31	Independent Director
Jianping Mao	45	Independent Director
Junjie Wang	28	Independent Director
Yaxuan Zhai	31	Chief Financial Officer

Mr. Chen Xin has served as our Chairman of the Board of Directors and Chief Executive Officer since May 2024 and as a co-Chief Executive since May 7, 2026, during which he led and participated in the merger and acquisition of DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd. and he currently serves as a member of its management committee (DuXiaoBao project). Mr. Chen was working as an algorithm engineer at Geely Auti Holdings Limited from August 2022 to February 2024, where he led a team in developing perception algorithms for autonomous driving systems. From June 2021 to August 2022, he was an algorithm engineer at Shenzhen DJ Innovatives, where he engineered image processing algorithms for autonomous driving vehicles. Since 2021, he successively served as an autonomous driving algorithm engineer at Shenzhen Dajiang Innovation Technology Co., Ltd. and Geely Automobile Research Institute, being responsible for algorithm work related to image processing, multi-sensor target detection, perception fusion and target behavior prediction in autonomous driving. He has managed the implementation of several mass production projects and has extensive practical experience in the fields of artificial intelligence and data analysis. Mr. Chen Xin obtained his master’s degree in Physics from the National University of Singapore in 2019, focusing on the interdisciplinary field of physics and machine learning. His graduate thesis mainly revolves around the image processing of electron microscopy and machine learning algorithms, specializing in the prediction of three-dimensional protein molecular structures based on image processing and his bachelor’s degree in Physics from Sichuan University in 2016.

Ms. Huandi Zhao has served as our director and co-Chief Executive Director since May 7, 2026. Ms. Zhao served as the chief technology officer of Innovation Global Financial Group Limited from May 2021 to December 2025 and she was responsible for the strategic planning and implementation of the AI transformation of the company and daily management and operation of IT department. Previously, she served as the vice president of IT department of Hebei Kanyu Insurance Agency Company Limited from February 2017 to December 2020. Ms. Zhao obtained her bachelor’s degree in Computer and Technology from Hebei University in 2010.

Ms. Zefei Lou has served as our director since January 27, 2026. Ms. Lou has served as the Chief Financial Officer of Fanhua Rongshu Insurance Sales & Service Co., Ltd. since February 2025 and as the Vice President of the same company since August 2025. Previously, she served as the deputy director of the financial center at AIFU INC. from April 2016 to January 2025 and as general manager of the capital department at AIFU INC. from November 2000 to January 2025, where she was responsible for daily financial management. Ms. Lou obtained her master’s degree in Business Administration (EMBA) from Sun Yat-sen University in 2012 and bachelor’s degree in Economics from Tianjin University of Commerce in 2000.

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

Mr. Jianping Mao has served as our independent director since May 7, 2026. Mr. Mao has served as the financial consultant of Huasu Capital from October 2012 to the present, where he is responsible for providing comprehensive financial planning and investment advisory services to high-net-worth individual and corporate clients. From July 2004 to September 2012, he served as an analyst at Guoshi Data Technology (Shanghai) Co., Ltd. Mr. Mao obtained his bachelor of Mechanical Automation from Xinjian University in 2007.

Mr. Junjie Wang has served as our independent director since May 7, 2026. Mr. Wang has served as the chief financial officer of Waltz Ltd. since November 2024, in which he is responsible for the company’s financial management, investment strategy, and capital markets and listing matters. From April 2023, he served as the financial controller of Shenzhen Huashuo New Material Application Technology Co., Ltd., overseeing financial management, investment activities, and preparation for potential listing. He worked as project assistant at Shenzhen Everbloom Investment Advisory Co., Ltd. from November 2021 to March 2023. Mr. Wang obtained his master’s degree of Quantitative Finance in 2018 and bachelor’s degree of Mathematics and Finance from University of Technology Sydney in 2021.

Ms. Yaxuan Zhai has served as our chief financial officer since May 2024 and had served as the finance manager at the Company from October 2023 to May 2024. She worked as an auditor at Baker Tilly China Certified Public Accountants from November 2022 to October 2023. Ms. Zhai obtained her master’s degree in Finance from The University of Sheffield in 2021 and her bachelor’s degree in Investment from Fujian Jiangxia University in 2018.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation

For the fiscal year ended September 30, 2025, we paid an aggregate of $90,747.54 in cash to our directors and executive officers, and we paid an aggregate of US$26,880.59 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Subsidiary, the VIE, and the VIE’s subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

On June 3, 2025, we adopted an equity incentive plan (the “2025 Plan”), by written resolutions of all the directors of the Company, pursuant to which up to 13,000,000 ordinary shares with par value of US$ 0.00833335 each of the Company (the “Overall Share Limit”) may be issued.

The following paragraphs summarize other key terms of the 2025 Plan:

Types of Awards. The 2025 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units and other share or cash based awards.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2025 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2025 Plan.

Award Agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, directors and consultants of the Company under the 2025 Plan. In addition, under the 2025 Plan, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. Under the 2025 Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. Under the 2025 Plan, the option shall be exercisable during its term (prior to the earlier of the expiration date or option termination set forth in the option agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer Restrictions. Under the 2025 Plan, Unless otherwise determined by the administrator, the option and the rights and privileges conferred hereby shall not be sold, pledged or otherwise transferred (whether by operation of law or otherwise) in any manner otherwise than by will or by the laws of descent or distribution, shall not be subject to sale under execution, attachment, levy or similar process and may be exercised during the lifetime of the optionee only by the optionee. The terms of the 2024 Plan and the awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2025 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2025 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2025 Plan unless agreed by the participant.

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

Audit Committee. Our audit committee consists of Junjie Wang, Waihua Xu, and Jianping Mao. Junjie Wang is the chairman of our audit committee. We have determined that Junjie Wang, Waihua Xu, and Jianping Mao satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Junjie Wang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Junjie Wang, Waihua Xu, and Jianping Mao Jianping Mao. Jianping Mao is the chairman of our compensation committee. We have determined that Junjie Wang, Waihua Xu, and Jianping Mao satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Jianping Mao, Junjie Wang, and Waihua Xu. Waihua Xu is the chairperson of our nominating and corporate governance committee. Jianping Mao, Junjie Wang, and Waihua Xu satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

The following table sets forth a breakdown of employees by activity in Jiuquan City and Qionglai City for Gansu QLS, Moshangfa and Chengdu QLS as of September 30, 2025:

Number of
Gansu QLS	Employees
General Management	10
Manufacturing Management	24
Operators	159
Sales Department	13
Total	206

Number of
Moshangfa	Employees
General Management	3
Sales Department	3
Drivers	3
Operators	7
Total	16

Number of
Chengdu QLS	Employees
General Management	1
Financial Department	1
Total	2

Number of
Chongqing	Employees
General Management	11
Production and Quality Control Department	3
Sales department	2
Operators	95
Total	111

Number of
Chengdu Trade	Employees
General Management	1
Financial Department	2
Total	3

Hainan Trade	Employees
General Management	3
Total	3

BGM (Hubei) Health Bioindustry Co.,Ltd.	Employees
General Managemert	3
Financial Department	3
Total	5

BGM Brand Operation & Management (Hubei) Co.,Ltd.	Employees
General Management	3
Information Management	2
Total	5

RONS Intelligent Technology (Beijing) Co.,Ltd.	Employees
General Management	9
Research and Development	60
Financial Department	3
Operations	6
Total	78

Fanhua RONS Insurance Sales & Service Co., Ltd.	Employees
General Management	6
Research and Development	1
Financial Department	3
Operations	16
Total	26

New Media Star Technology (Shenzhen) Co., Ltd.	Employees
Sales Department	1
Operations	7
Total	8

Beijing Shuda Technology Co., Ltd.	Employees
General Management	1
Research and Development	6
Operations	1
Total	8

As required by PRC laws and regulations, we and our affiliated entities participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We and our affiliated entities are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. For the fiscal year ended September 30, 2025, the VIE failed to make full contributions to social insurance and housing funds for part of our employees. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds, and as a result, Gansu QLS and its subsidiaries may be subject to penalties if we are not able to remediate the non-compliance.” This failure does not constitute any breach of the VIE Agreements, nor will it affect the validity of our VIE Agreements.

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

The calculations in the table below are based on an aggregate of 200,623,358 ordinary shares, consisting of 180,623,358 Class A ordinary shares, par value of US$0.00833335 each, and 20,000,000 Class B ordinary shares, par value of US$0.00833335 each.

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

	Class A	Class B	% of Beneficial Ownership
	Ordinary	Ordinary	(of total Class A Ordinary Shares and
	Shares	Shares	Class B Ordinary Shares)	% of Aggregate Voting Power**
Directors and Executive Officers†:
Chen Xin (1)	*	—	*	*
Huandi Zhao	—	—	—	—
Zefei Lou	—	—	—	—
Furong Cao (2)(3)	—	9,800,000	4.89%	44.94%
Waihua Xu	—	—	—	—
Jianping Mao	—	—	—	—
Junjie Wang	—	—	—	—
Yaxuan Zhai	—	—	—	—
All directors and executive officers as a group:	*	9,800,000	4.89%	44.94%
	—	—	—	—
5% Shareholders:	—	—	—	—
Ahanzhai Development Limited (4)	367,784	10,200,000	5.27%	46.79%
LX Management Company Limited (5	—	9,800,000	4.89%	44.94%
CISG Holdings Ltd (6)	16,529,330	—	8.24%	0.76%
Success Myth Limited（7）	38,165,290	—	19.02%	1.75%
Martline Limited（8）	24,462,500	—	12.19%	1.12%
Shimmering Holdings Ltd（9）	20,000,000	—	9.97%	0.92%
Qingyue Limited（10）	20,000,000	—	9.97%	0.92%

Notes:

*	Less than 1% of our total outstanding Ordinary Shares.
**	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares.
†	Unless otherwise indicated, the address of our directors and executive officers is No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200 People’s Republic of China.
(1)	Represents* Class A Ordinary Shares directly held by Chen Xin.
(2)

Represents 9,800,000 Class B Ordinary Shares held by LX Management Company Limited, which is 100% owned by Ms. Furong Cao. The registered address of LX Management Company Limited is Flat 1512, 15/F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, 999077, Hong Kong.

(3)

In July 2025, Ms. Furong Cao and Mr. Zhanchang Xin (each, the “Concert Person” collectively, the “Concert Persons”) entered into an acting-in-concert agreement, or the Agreement, which is filed as an exhibit to this annual report. According to the Agreement, the Concert Persons agree to reach a common decision and act in concert on each matter with respect to decisions of the shareholders of the Company and/or the directors of the board of the directors of the Company, including but not limited to all the matters as stipulated in the memorandum and articles of association of the Company and the Agreement. Pursuant to the Agreement, the Concert Persons agree to vote in concert if a unanimous decision can be reached by both parties on a given matter; or, when a unanimous decision cannot be reached on a matter, then both parties agree to vote against such matter. The Agreement also contained customary representations, warranties and covenants of both the parties. The Concert Persons may be deemed as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, and as a result such “group” would beneficially own approximately 10.0% and 91.7% of the Company’s outstanding ordinary shares and aggregate voting power, respectively.

(4)

Represents367,784 Class A Ordinary Shares and10,200,000 Class B Ordinary Shares held by Ahanzhai Development Limited, which is 100% owned by Mr. Zhanchang Xin. The registered address of Ahanzhai Development Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)

Represents 9,800,000 Class B Ordinary Shares held by LX Management Company Limited, which is 100% owned by Ms. Furong Cao. The registered address of LX Management Company Limited is Flat 1512, 15/F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, 999077, Hong Kong.

(6)

Represents 16,529,330 Class A Ordinary Shares held by CISG Holdings Ltd, which is 100% owned by AIX Inc. AIX Inc. is a company listed on the Nasdaq Global Select Market. The registered address of CISG Holdings Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address of AIX Inc. is 60F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China.

(7)

Represents 38,165,290 Class A Ordinary Shares held by Success Myth Limited, which is 100% owned by Mr.Thia Yang LOW. The registered address of Success Myth Limited is Craigmuir Chambers,Road Town,Tortola,VG 1110,British Virgin Islands.

(8)	Represents 24,462,500 Class A Ordinary Shares held by Martline Limited, which is 100% owned by Ms. Feng Zhuojun. The company is registered in Hong Kong.
(9)

Represents 20,000,000 Class A Common Shares held by Shimmering Holdings Ltd. On May 22, 2025, CISG Holdings Ltd., a shareholder of the issuer, transferred 20,000,000 Class A Common Shares of the issuer that it held to Shimmering Holdings Ltd. （9）

(10)

Represents 20,000,000 Class A Common Shares held by Qingyue Limited. On May 23, 2025, CISG Holdings Ltd., a shareholder of the issuer, transferred 20,000,000 Class A Common Shares of the issuer held by it to Qingyue Limited.

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

B. Related Party Transactions

Contractual Arrangements between WFOE and Gansu QLS

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements between WFOE and Gansu QLS.”

Material Transactions with Related Parties

During the normal course of business, we may make sales to our affiliated companies controlled by our major shareholders or subsidiaries. For the year ended September 30, 2023, we made sales to our affiliated companies in the amount of US$0. As of September 30, 2023, we had advances from affiliated companies with the amount of US$0. For the year ended and as of September 30, 2024, there was no related party transaction and related party balance outstanding. For the year ended September 30, 2025, Chengdu Qilian Trading Co., Ltd. acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd. (“Caihou”) with a total investment amount of RMB25,000,000 in July 2024, which have been paid in the amount of RMB10,000,000 (US$1,402,584 equivalent) in 2024.

As of September 30, 2024, the balance of due to related parties consisted of remaining payment RMB15 million (US$2,102,660 equivalent) of 25% ownership interest in Caihou and US$710,932 of construction payment advance by Ahanzhai Development Co., Ltd. (“Ahanzhai”), which is 100% controlled by Mr. Zhanchang Xin, the former chairman of the Ahanzhai’s board of directors. On October 28, 2024, the Company fully paid RMB15 millions of Caihou capital investments and US$710,932 construction payment advance subsequently.

For the year ended September 30, 2025, Chengdu Qilian Trading Co.,Ltd. acquired 25% ownership interest of Caihou with a total investment amount of RMB25,000,000 in July 2024, which have been paid in the amount of RMB25,000,000 (US$3,505,244 equivalent) in 2025.

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

On July 9, 2026, shareholders approved the reduction of BGM Group Ltd.’s share capital and the reorganization of BGM Group Ltd., pursuant to which the par value of each issued class A ordinary share of par value of US$0.00833335, each issued class B ordinary share of par value of US$0.00833335, and each issued preferred share of par value of US$0.00833335 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.00823335 of the paid-up capital on each issued class A ordinary share of par value of US$0.00833335, each issued class B ordinary share of par value of US$0.00833335, and each issued preferred share of par value of US$0.00833335 (the “Share Capital Reduction and Reorganization). As of the date of this annual report, the registration of the minutes of the special resolution in relation to the Share Capital Reduction and Reorganization and the Share Sub - Division have not been completed.

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

We incorporate by reference into this annual report our Third Amended and Restated Memorandum and Articles of Association, filed as Exhibit 1.1 of Form 6-K filed on October 22, 2024, with the Securities and Exchange Commission. Our shareholders adopted our third amended and restated memorandum and articles of association by a special resolution of the shareholders on October 18, 2024, which we refer to as the articles below.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. If our holding company in the BVI or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, As of September 30, 2025, 2024 and 2023, $8,668,747, $6,902,275 and $6,197,461 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of September 30, 2025, 2024 and 2023, $10,989, $1,856,344 and $277,218 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officers and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of September 30, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of September 30, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2025.

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

Item 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Junjie Wang, chairman of the audit committee of our board of directors, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Junjie Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, and Enrome LLP, our independent registered public accounting firms, for the periods indicated.

	ZH CPA, LLC		Enrome LLP	Total
2025	US$	30,000	230,000	290,000

2024	US$	30,000	210,000	330,000

2023	US$	280,000	—	305,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Our management has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management and the IT department, including our chief financial officer and chief executive officers, are responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes computing, management of OA system, management of ERP system, basic database management and network engineering.

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

4.1

Exclusive Service Termination Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian International Trading (Chengdu) Co., Ltd. dated December 1, 2022 (incorporated herein by reference to Exhibit 10.1 on Form 6-K filed with the SEC on December 7, 2022)

4.2

Exclusive Service Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian Shan International Trade (Hainan) Co., Ltd dated December 1, 2022 (incorporated herein by reference to Exhibit 10.2 on Form 6-K filed with the SEC on December 7, 2022)

4.3

Share Subscription Agreement dated November 1, 2024, made between BGM Group Ltd and Ahanzhai Development Co., Ltd (incorporated by reference to Exhibit 99.1 on Form 6-K filed with the SEC on November 27, 2024)

4.4

Share Subscription Agreement dated November 1, 2024, made between BGM Group Ltd and LX Management Company Limited (incorporated by reference to Exhibit 99.2 on Form 6-K filed with the SEC on November 27, 2024)

4.5

Transaction Agreement among BGM Group Ltd, CISG Holdings Ltd, Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd. dated November 27, 2024 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed with the SEC on November 29, 2024)

4.6

Transaction Agreement dated as of March 18, 2025, entered by and made among BGM Group Ltd, Martline Limited, Cymatrix Limited, Innovo Limited, Techvovo Limited and YX Management Company Limited (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on March 19, 2025)

4.7

Transaction Agreement dated as of April 21, 2025, entered by and made among BGM Group Ltd, Success Myth Limited, Wonder Dragon Global Limited and Yang Lou Dong International Limited (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on April 22, 2025)

4.8

Transaction Agreement dated as of May 2, 2025, entered by and made among BGM Group Ltd, HM Management Company Limited, Catch Group Limited, Expansion Group Limited, HM Consultant Management (Shenzhen) Co., Limited, Beijing Shuda Technology Co., Ltd. and New Media Star Technology (Shenzhen) Co., Ltd. (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on May 6, 2025)

4.9

Acting in Concert Agreement dated as of July 5, 2025, entered by and made among Ms. Furong Cao, LX Management Company Limited, Mr. Zhanchang Xin and Ahanzhai Development Limited (incorporated by reference to Exhibit 99.1 on Form 6-K filed with the SEC on August 14, 2025)

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-234460), as amended, initially filed with the SEC on November 4, 2019)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 on Form 20-F filed with the SEC on January 27, 2025)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Gansu Quanyi Law Firm

15.2*	Consent of ZH CPA, LLC

15.3*	Consent of Enrome LLP

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 on Form 20-F filed with the SEC on January 27, 2025)

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BGM Group Ltd

	By:	/s/ Chen Xin
	Name:	Chen Xin
	Title:	Co-Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Huandi Zhao
	Name:	Huandi Zhao
	Title:	Co-Chief Executive Officer (Principal Executive Officer)
Date: July 21, 2026

BGM Group Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BGM Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BGM Group Ltd. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and its cash flows for the years ended September 30, 2025 and 2024, the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, the results of its operations and its cash flows for the years ended September 30 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Emphasis of Matters

Restatement adjustments for changes in share consolidation

The consolidated financial statements of the Company as of September 30, 2023 was audited by other auditor. As described in Note 13 and Note2, the Company adjusted all shares and per share data periods presented for the shares consolidation. We audited the adjustments that were applied to restate the disclosure for share consolidation reflected in the September 30, 2023 consolidated financial statements to retrospectively apply the effects of the share consolidation that occurred subsequent to the year ended September 30, 2023. However, we were not engaged to audit, review, or apply any procedures to the September 30, 2023 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the September 30, 2023 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

July 21, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

BGM Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows of BGM Group Limited (formerly known as Qilian International Holding Group Ltd.) and its affiliated entities (collectively, the “Company”) for the year ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Other Matter

As discussed in Note 2 and Note 13 to the consolidated financial statements, subsequent to the date of our report, the Company had a share consolidation at a ratio of five-for-one, effective on June 21, 2024. The related number of shares authorized, shares issued and outstanding as of September 30, 2023 and earnings per share for the year ending September 30, 2023, presented on the Company’s consolidated financial statements that were incorporated in the Company’s Form 20-F for the fiscal year ended September 30, 2025 filed on July 21, 2026 with SEC were retroactively adjusted to reflect the share consolidation. These changes have not been audited by us and our report relating to the consolidated financial statements of the Company for the year ending September 30, 2023 will not be revised as a result.

/s/ZH CPA, LLC

We have served as the Company’s auditor from 2023 through June 6, 2024. Denver, Colorado February 15, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

BGM Group Ltd. and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30	As of September 30
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$9,819,570	$9,817,254
Restricted Cash	870	—
Accounts receivable, net	4,253,629	1,543,160
Bank acceptance notes receivable	2,911,999	3,337,137
Inventories, net	20,103,215	5,049,688
Prepayment to suppliers, net	3,578,467	803,924
Investment in trading securities	994,895	8,323,587
Other current assets	9,883,888	894,460
TOTAL CURRENT ASSETS	51,546,533	29,769,210

Property and equipment, net	10,724,358	8,610,279
Construction in progress	4,031,448	5,640,063
Intangible assets, net	4,487,581	4,539,347
Goodwill	350,849,431	—
Long term investment	11,495,293	3,359,786
Operating lease right of use assets	315,959	—
Deferred tax assets	246,404	424,474
Prepayments for property and equipment	—	660,569
Other long term assets	117,478	—
TOTAL ASSETS	433,814,485	53,003,728

CURRENT LIABILITIES:
Bank loans	1,618,465	—
Insurance premium payables	1,328,853	—
Accounts payable	6,555,588	4,125,597
Contract liabilities	1,020,067	489,784
Contract liabilities - related party	2,122,448	—
Deferred government grants-current	80,032	78,718
Taxes payable	907,264	315,328
Operating lease liabilities, current	240,943	—
Due to related party	340,623	2,851,526
Accrued expenses and other payables	27,383,244	915,032
TOTAL CURRENT LIABILITIES	41,597,527	8,775,985

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	79,311	—
Deferred government grants - noncurrent	240,154	134,394
TOTAL LIABILITIES	41,916,992	8,910,379

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Ordinary Shares, $0.00833335 par value, 5,030,000,000 and 100,000,000 shares authorized, 200,623,358 and 7,226,480 Ordinary Shares, consisting of 180,623,358 and 7,226,480 Class A ordinary shares, par value US$0.00833335 per share, and 20,000,000 Class B ordinary shares, par value US$0.00833335 per share, as of September 30, 2025 and 2024 respectively	1,671,227	59,583
Additional paid-in capital	399,017,465	36,410,931
Statutory Reserve	3,451,261	3,266,081
Accumulated (deficit) earnings	(15,777,045)	4,349,377
Accumulated other comprehensive profit (loss)	2,515,209	(1,342,128)
Total shareholders’ equity attributable to BGM Group Ltd.	390,878,117	42,743,844
Noncontrolling interests	1,019,376	1,349,505
TOTAL SHAREHOLDERS’ EQUITY	391,897,493	44,093,349
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	433,814,485	53,003,728

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30
	2025	2024	2023
NET REVENUE	$37,919,425	$25,097,951	$46,471,478

COST OF REVENUE	31,607,966	20,983,196	44,719,984

GROSS PROFIT	6,311,459	4,114,755	1,751,494

SELLING, GENERAL AND ADMINISTRATIVE	18,220,454	3,317,027	3,793,123

RESEARCH AND DEVELOPMENT EXPENSES	672,669	1,361,499	568,470

LOSS FROM OPERATIONS	(12,581,664)	(563,771)	(2,610,099)

Interest income (expense), net	83,127	(639,511)	99,190
Investment loss	(7,699,210)	(819,432)	(5,523,365)
Loss on disposal of long term investment	—	(101,354)	—
Share of results of associates	(427,702)	(204,648)	—
Grant income	132,262	206,415	192,375
Other Income (expenses)	554,963	(14,841)	(61,005)
Total other expense	(7,356,560)	(1,573,371)	(5,292,805)

LOSS BEFORE INCOME TAX PROVISION	(19,938,224)	(2,137,142)	(7,902,904)

INCOME TAX EXPENSE/(BENEFIT)	277,790	(619,981)	219,166

NET LOSS	(20,216,014)	(1,517,161)	(8,122,070)

Less: net loss attributable to non-controlling interest	(274,772)	(74,331)	(341,450)

NET LOSS ATTRIBUTABLE TO BGM Group Ltd.	$(19,941,242)	$(1,442,830)	$(7,780,620)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	3,801,980	1,259,109	(730,903)
COMPREHENSIVE LOSS	(16,414,034)	(258,052)	(8,852,973)
Less: comprehensive loss attributable to non - controlling interests	(330,129)	(210,181)	(381,357)
COMPREHENSIVE LOSS ATTRIBUTABLE TO BGM Group Ltd.	(16,083,905)	(47,871)	(8,471,616)

Earnings (loss) per common share - basic and diluted	$(0.18)	$(0.20)	$(1.08)	*
Weighted average shares - basic and diluted	113,261,317	7,226,480	7,226,480	*

* The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollars, except for the number of shares)

						Accumulated	The
						Other	Shareholders’
	Ordinary Shares		Additional	Retained Deficit and		Comprehensive	Equity Attributable	Non controlling	Total
	Shares*	Amount	Paid-in Capital	Earnings	Statutory Reserve	Profit (Loss)	to BGM Group Ltd	Interests	Shareholders’ Equity
Balance as of September 30, 2023	7,226,480	$59,583	$36,410,931	$5,896,373	$3,162,333	$(2,737,087)	$42,792,133	$1,559,268	$44,351,401
Net loss for the year	—	—	—	(1,442,830)	—	—	(1,442,830)	(74,331)	(1,517,161)
Appropriation for statutory reserve	—	—	—	(104,166)	103,748	—	(418)	418	—
Foreign currency translation adjustment	—	—	—	—	—	1,394,959	1,394,959	(135,850)	1,259,109
Balance as of September 30, 2024	7,226,480	$59,583	$36,410,931	$4,349,377	$3,266,081	$(1,342,128)	$42,743,844	$1,349,505	$44,093,349
Issuance of common shares	192,324,378	1,602,706	352,377,765	—	—	—	353,980,471	—	353,980,471
Stock options granted to employees	1,072,500	8,938	10,228,769	—	—	—	10,237,707	—	10,237,707
Net loss for the year	—	—	—	(19,941,242)	—	—	(19,941,242)	(274,772)	(20,216,014)
Appropriation for statutory reserve	—	—	—	(185,180)	185,180	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	3,857,337	3,857,337	(55,357)	3,801,980
Balance as of September 30, 2025	200,623,358	1,671,227	399,017,465	(15,777,045)	3,451,261	2,515,209	390,878,117	1,019,376	391,897,493

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd. and Subsidiaries

Consolidated Statements of Cash flows

(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(20,216,014)	(1,517,161)	(8,122,070)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash operating lease expenses	60,740	60,785	25,982
Depreciation and amortization	1,463,190	1,237,229	1,143,064
Stock based compensation	10,228,768	—	—
Credit loss for accounts receivable	94,125	127,568	37,885
Provision (reverse) for other receivables	238,286	(55,382)	—
Allowance for ATV	139	—	—
Impairment of property and equipment	194,876	—	—
Inventories provision (reserve)	452,435	(813,619)	388,253
Deferred tax expense (benefit)	170,828	(406,845)	203,544
Unrealized loss from investment in securities	7,699,210	819,432	5,527,381
Investment (income)	—	—	(4,016)
Share of results of associates	427,702	204,648	—
Loss on disposal of Long term investment	—	101,354	—
Property and equipment written off	1,033	526	—
Changes in operating assets and liabilities:
Accounts receivable	(3,350,872)	378,389	(1,223,035)
Insurance premium payables	1,318,215
Bank acceptance notes receivable	376,030	949,455	(1,665,594)
Inventories	(1,845,348)	958,655	3,403,831
Prepayment to suppliers	(2,692,462)	(65,476)	492,858
Other current assets	12,570,946	(1,506,472)	1,414,305
Accounts payable	(1,834,063)	378,976	(1,618,317)
Contract liabilities	2,673,043	(571,880)	502,535
Deferred government grants	109,136	(96,364)	(126,198)
Taxes payable	577,516	101,845	(612,274)
Accrued expenses and other payables	(11,033,416)	359,167	539,782
Operating lease liabilities	(56,480)	(100,592)	4,293
Net cash (used in) provided by operating activities	(2,372,437)	544,238	312,209

Cash flows from investing activities:
Purchase of property and equipment	(1,566,653)	(240,133)	(179,759)
Payment for construction in progress	(498,869)	(2,613,123)	(1,668,924)
Purchase of intangible assets	(121,382)	(1,078,215)	(1,865,406)
Cash received from disposal of Long term investment	—	463,629	—
Cash received from acquisition	2,394,514	—	—
Dividend received	—	56,198	—
Payment for short term investment	(370,518)	—	—
Payment for short term investment	—	—	(1,000,000)
Proceeds from short term investment	—	1,000,000	—
Payments on long term investment	—	(1,404,938)	—
Redemption from marketable securities	—	4,800,000	—
Purchase of non controlling interest	—	—	(28,356)
Net cash (used in) provided by investing activities	(162,908)	983,418	(4,742,445)

Cash flows from financing activities:		—	—
Proceeds from bank loans	2,168,453	—	496,222
Repayment of bank loans	(562,944)	(491,728)	(141,778)
Proceeds from (Repayment of) bank notes payable	1,013,412	—	(1,544,722)
Non controlling interest contribution	—	—	56,711
Dividend paid	—	—	(1,787,517)
Net cash provided by (used in) financing activities	2,618,921	(491,728)	(2,921,084)

Effect of exchange rate change on Cash, cash equivalents and restricted cash	(80,390)	1,305,079	(151,446)

Net increase (decrease) in Cash, cash equivalents and restricted cash	3,186	2,341,007	(7,502,766)
Cash, cash equivalents and restricted cash at beginning of year	9,817,254	7,476,247	14,979,013
Cash, cash equivalents and restricted cash at end of year	$9,820,440	9,817,254	7,476,247

Supplemental cash flow information
Cash paid for interest	$35,331	$4,262	$3,656
Cash paid for income taxes	$71,277	$21,910	$27,440

Supplemental non-cash activities	—	—	—
Unpaid RMB 15,000,000（$2,107,407) of 25% euqity investment (total considerarion of RMB 25,000,000) to Caihou Capital (Shenzhen) Group	$—	$2,107,407	$—
Additional paid-in capital due to adjustments in previous years	$—	$49,315	$—
Goodwill arising from the acquisition of the company by issuing shares 155,660,951 Class A ordinary shares per share of US$2.0 and shares 16,663,427 Class A ordinary shares per share of US$2.5.	350,849,431	—	—
Right of Use Assets obtained in exchange for operating lease obligations	374,564	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BGM Group Ltd. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Qilian International Holding Group Limited (“Qilian International”, or “the Company”) is a Cayman Islands exempted company incorporated on February 7, 2019 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

On October 18, 2024, shareholders approved the change of the Company’s name to BGM Group Ltd. at an extraordinary meeting of shareholders. Effective on October 30, 2024, the Company changed our name to “BGM Group Ltd.”

BGM Group Ltd. has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holdings Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIX Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited (“GM HK”), a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

Pursuant to the Transaction Agreement, BGM Group Ltd agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Seller undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the closing, each of RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang will be controlled by the Target Company through VIE contractual arrangement.

The issuance of 69,995,661 Class A ordinary shares was completed on December 27, 2024 and the transaction has been completed.

On March 18, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with YX Management Company Limited, a company duly incorporated under the laws of Hong Kong, Martline Limited, Cymatrix Limited, Innovo Limited and Techvovo Limited, the existing shareholders holding 100% equity securities of YX Management Company Limited.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the YX Management Company Limited Company, for a consideration of a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the Closing (as defined below), each of Yunyue Consultant Management (Shenzhen) Co., Ltd. (“Yunyue SZ”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of the YX Management Company Limited, Guangdong Yunyue Investment Co., Ltd. (“GD Yunyue”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of Yunyue SZ, and Hanzhou Yaoyixing Technology Co., Ltd. (“Yaoyixing”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of GD Yunyue, will become a wholly owned subsidiary of the YX Management Company Limited.

The issuance of 47,500,000 Class A ordinary shares was completed On April 28, 2025 and the transaction has been completed.

On April 21, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with Wonder Dragon Global Limited, a business company duly incorporated under the laws of the British Virgin Islands, Yang Lou Dong International Limited Management Company Limited, a company duly incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Yang Lou Dong International Limited Management Company Limited (“Yang Lou Dong”), and Success Myth Limited, the existing sole shareholder holding 100% equity securities of the Yang Lou Dong.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Seller, 100% of the equity interest of the Yang Lou Dong, for a consideration of a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Seller agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Seller, as well as customary indemnification rights and obligations of the parties.

The issuance of 38,165,290 Class A ordinary shares was completed On may 20, 2025 and the transaction has been completed.

On May 2, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with HM Management Company Limited (“HM Management”), a company duly incorporated under the laws of Hong Kong, Catch Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Catch”), Expansion Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Expansion”, collectively referred to as the “Sellers” with Catch), HM Consultant Management (Shenzhen) Co., Limited, a company duly incorporated under the PRC laws, Beijing Shuda Technology Co., Ltd., a company duly incorporated under the PRC laws (“Beijing Shuda”) and New Media Star Technology (Shenzhen) Co., Ltd., a company duly incorporated under the PRC laws (“New Media Star”), with Beijing Shuda and New Media Star as the wholly-owned subsidiaries of HM Management.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of HM Management, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares.

The issuance of 16,663,427 Class A ordinary shares was completed On June 26, 2025 and the transaction has been completed.

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

BGM (Hubei) Health Biological industry Co, LTD is a wholly-owned subsidiary of Qilian HK formed on September 12, 2024.

Gansu QLS was established in August 2006 under the laws of the PRC with initial capital of approximately $0.27 million. After several registered capital increases and capital contributions, the registered and paid capital of Gansu QLS was approximately $12 million as of September 30, 2025 and 2024. Over the years, Gansu QLS has established seven subsidiaries:

	Ownership as of	Ownership as of
	September 30,	September 30,
	2025	2024
Moshangfa (Gansu) Fertilizer Industry Co., Ltd (formerly Jiuquan Qiming Biotechnology Co., Ltd, “Moshangfa”)	100%	100%
Chengdu Qilianshan Biotechnology Co., Ltd (“Chengdu QLS”)	79.71%	79.71%
Jiuquan Ahan Biotechnology Co., Ltd. (“Ahan”)	100%	100%
Tibet Samen Trading Co., Ltd (“Samen”) (1)	—%	—%
Tibet Cangmen Trading Co., Ltd (“Cangmen”)	100%	100%
Rugao Tianlu Animal Products Co., Ltd (“Rugao”)	79.71%	79.71%
Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing”)	79.71%	79.71%

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, the VIE and VIE’s subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. See Risks and Uncertainties disclosure for VIE structures in China.

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIEs and VIEs’s subsidiaries included in the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ consolidated financial statements after the elimination of intercompany balances and transactions among the VIEs and VIEs’s subsidiaries, and the Company and its subsidiaries are as follows:

	September 30,	September 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$8,163,770	$4,474,803
Accounts receivable, net	4,244,340	1,542,956
Bank acceptance receivable	2,911,999	3,337,137
Inventories, net	6,343,756	5,049,688
Prepayment to suppliers, net	1,791,824	803,767
Other current assets	7,878,719	791,439
Total current assets	31,334,408	15,999,790
Property and equipment, net	8,066,240	6,525,047
CIP	4,031,448	5,640,063
Intangible assets, net	3,358,390	3,461,132
Goodwill	137,545,159	—
Operating lease right of use assets	315,959	—
Deferred tax assets	240,503	390,242
Other long term assets	106,923	—
Total assets	$184,999,030	$32,016,274
LIABILITIES
Current liabilities:
Bank loans	$1,618,465	$—
Insurance premium payables	1,328,853	—
Accounts payable	6,423,151	4,120,956
Contract liabilities	1,004,210	489,784
Advance from customers - related parties	349,314	—
Deferred government grants - current	80,032	78,718
Taxes payable	900,792	316,789
Operating lease liabilities, current	240,943	—
Accrued expenses and other payables	5,597,865	914,756
Total current liabilities	17,543,625	5,921,003
Operating lease liabilities, long term	79,311	—
Deferred government grants - noncurrent	240,154	134,394
Total liabilities	17,863,090	6,055,397

	For the Years ended
	September 30,
	2025	2024	2023
Net revenue	$37,621,473	$25,097,953	$46,471,478
(loss) Income from operations	$(436,272)	$622,896	$(1,722,218)
Net (loss) income	$(4,179)	$704,119	$(1,674,516)

	For the Years Ended
	September 30,
	2025	2024	2023
Net cash provided by operating activities	$3,082,400	$182,190	$1,203,386
Net cash used in investing activities	(2,029,927)	(2,333,429)	(3,700,105)
Net cash provided by (used in) financing activities	798,545	(491,728)	(1,190,278)
Effect of exchange rate on cash	1,837,949	241,575	(123,754)
Net increase (decrease) in cash, cash equivalents and restricted cash	$3,688,967	$(2,401,392)	$(3,810,751)

Retroactivity

On May 29, 2024, the board of directors of the Company approved a share consolidation at a ratio of five-for-one (5:1), effective on June 21, 2024. The related number of shares, shares authorized, shares issued and outstanding and earnings per share presented on the Company’s consolidated financial statements were retroactively adjusted to reflect the share consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, useful lives of property and equipment and intangible assets, fair value of investment in trading securities, impairment of intangible assets, realization of deferred tax assets and uncertain tax position, and income taxes. Actual results could differ from those estimates.

Risks and Uncertainties

Risks of Operation in China

The main operation of the Company, through the WFOE, the VIEs and VIEs’s subsidiaries, is located in the PRC. Accordingly, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ have not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Risks in relation to the VIE structure

The Company is incorporated in the Cayman Islands. As a holding company with no material operations, the Company conducts its operations in China through the variable interest entities, Gansu QLS and its subsidiaries, RONS Intelligent and its subsidiaries. The Company receives the economic benefits of Gansu QLS and its subsidiaries’ and RONS Intelligent and its subsidiaries business operation through a series of contractual arrangements, or the VIE Agreements, which have not been tested in court. As a result of the Company’s indirect ownership in the Qilian Chengdu and Hainan Trading and the VIE Agreements, and VIE contractual control over RONS Intelligent, the Company is regarded as the primary beneficiary of its VIE. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never directly hold equity interests in the Chinese operating entities. The Company relies on contractual arrangements with the VIE and its subsidiaries in China for the business operations, which may not be as effective in providing operational control or enabling the Company to derive economic benefits as through ownership of controlling equity interests, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements. If the PRC government deems that the VIE Agreements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the Company may have difficulty in enforcing any rights the Company may have under the VIE Agreements in PRC and the Company could be subject to severe penalties or be forced to relinquish the Company’s interests in those operations.

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

The development and commercialization of intelligent financial and insurance technology services is highly competitive, and the industry is currently characterized by rapidly evolving algorithms, significant competition and a strong emphasis on data privacy and intellectual property. The Company, its subsidiaries, the VIE and the VIE’s subsidiaries will face competition with respect to current and future fintech product offerings from major financial institutions, internet platforms and insurance intermediaries in China. The operation of online insurance distribution platforms relies heavily on internet infrastructure and the continuous flow of user data, which are subject to significant risks arising from stringent regulatory scrutiny, evolving cybersecurity requirements and uncertainties regarding the enforceability of VIE contractual arrangements.

Exchange Rate Risks

The WFOE, the VIE and VIE’s subsidiaries operate in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of September 30, 2025 and September 30, 2024, cash and restricted cash of $9,820,440 (RMB 69,779,136) and $9,817,254 (RMB 68,793,426), respectively, is denominated in RMB and is held in PRC.

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

As of September 30, 2025 and 2024, bank acceptance notes receivable from customers were $2,911,999 and $3,337,137, respectively.

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

Property and Equipment, net Property and equipment are stated at cost less accumulated depreciation and impairment charge. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	25 years
Machinery and equipment	5 years
Automobiles	4 years
Office and electric equipment	3 years

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

Construction in Progress

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Construction in progress as of September 30, 2025 and 2024 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

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

Leases

On October 1, 2019 the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance the Company will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under finance leases, and obligations under finance leases, non-current on our consolidated balance sheets.

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

As of September 30, 2024, the Company has redeemed $4,800,000 from the Fund Management, with the remaining redemption assets in the Fund amounting to $15,200,000. Such securities have been classified as trading securities. The private equity fund is measured at fair value with gains and losses recognized in earnings. For the years ended September 30, 2025 and 2024, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. As of September 30, 2023, the management had intention to redeem the investment and it is probable that the investment will be redeemed for an amount different from the NAV. Thus, the fair value of the investment was measured using discounted cash flow method.

The fair value of the Fund was $994,895 as of September 30 2025. See Fair Value of Financial Instruments disclosure in this footnote.

Long-Term Investment

Investments in entity in which the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries initially record its investment at cost. The Company’s share of investee earnings or losses is recorded in our Consolidated Statements of Operations within Other income (expense). The Company’s interest in the net assets of the investees is included in the equity method investment on the consolidated balance sheets. The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries subsequently adjust the carrying amount of the investment to recognize their proportionate share of each equity investee’s net income or loss into earnings after the date of investment, the adjustment of basis difference initially recognized and the other comprehensive income allocated to the Company from the investees.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Impairment loss on long-lived assets were $196,449 and nil as of September 30, 2025 and September 30, 2024.

Prepayments for property and equipment

The company purchased apartments in Tianxi Center from Chengdu Shuangfa Jundi Real Estate Co., Ltd. on June 15, 2021. The property has been delivered in June 2025.

Insurance premium payables

Insurance premium payables represent premium payments that have been received from insureds, but not yet remitted to the insurance carriers.

Transactions with Non-controlling Interests of Subsidiaries

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries account for a change in ownership interests in its subsidiaries that does not result in a change of control of the subsidiary under the provisions of ASC 810-10-45-23, Consolidation – Other Presentation Matters, which prescribes the accounting for changes in ownership interest that do not result in a change in control of the subsidiary, as defined by GAAP, before and after the transaction. Under this guidance, changes in a controlling shareholder’s ownership interest that do not result in a change of control, as defined by GAAP, in the subsidiary are accounted for as equity transactions. Accordingly, if the controlling shareholder retains control, no gain or loss is recognized in the statements of operations of the controlling shareholder. Similarly, the controlling shareholder will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in the subsidiary if there is no change of control. Only a proportional and immediate transfer of carrying value between the controlling and the noncontrolling shareholders occurs based on the respective ownership percentages. For the year ended September 30, 2021, the VIE, Gansu QLS acquired 7.76% of equity interest in Chengdu QLS and its subsidiaries from its shareholders. The equity interest Gansu QLS has in Chengdu QLS increased from 71.75% as of September 30, 2020 to 79.51% as of September 30, 2021.

In the year ended September 30, 2023, the Company made 200,000 RMB (equivalent to $28,356) additional investment to acquire 0.2% ownership of Gansu QLS from third party shareholders and the Company’s ownership in VIE increased to 79.71% as of September 30, 2023.

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIEs and VIEs’s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Zhongqiao E Commerce Limited (“Zhongqiao”), as well as 0.786% ownership interest in Gansu QLS, 20.29% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30,	September 30,
	2025	2024
Gansu QLS	$833,496	$1,146,121
Chengdu QLS and subsidiaries	163,835	181,315
Zhongqiao	22,045	22,069
Total	$1,019,376	$1,349,505

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statements of operations and comprehensive income.

Revenue Recognition

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries recognize revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To perform revenue recognition for arrangements within the scope of ASC 606, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries perform the following five steps:

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

The majority of the WFOE, the VIEs and VIEs’s subsidiaries’ contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The WFOE, the VIEs and VIEs’s subsidiaries’ products are sold with no right of return and the WFOE, the VIEs and VIEs’s subsidiaries do not provide other credits or sales incentives, which would be accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

Revenue from sales of Diversified Pharma & Allied Portfolio

The Company enters into contracts with customers for from the sales of Diversified Pharma & Allied Portfolio. Each contract is assessed at inception and contains a single performance obligation, which is promised to transfer the products to the customers. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when promised products are accepted by the customers under ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the sales order and invoice, and is irrecoverably established upon contract execution with no contingency tied to any future event Pursuant to ASC 606-10-55-36~40, the Company acts as principal as the Company (1) is the primary obligor responsible for fulfilling the promise to deliver the products to the customers; (2) bears inventory risk and customer credit risk;(3) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products before they are transferred to the customer; (4) has discretion in establishing the selling price of the products.

Revenue from sales of AI Solutions

AI solutions offer enterprises customized AI software services and solutions to sell products. The Company generates revenue from the sale of products. Each contract is assessed at inception and contains a single performance obligation, which is promised to transfer the products to the customers. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when promised products are accepted by the customers under ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the sales order and invoice, and is irrecoverably established upon contract execution with no contingency tied to any future event Pursuant to ASC 606-10-55-36~40, the Company acts as principal as the Company (1) is the primary obligor responsible for fulfilling the promise to deliver the products to the customers; (2) bears inventory risk and customer credit risk;(3) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products before they are transferred to the customer; (4) has discretion in establishing the selling price of the products

Revenue from insurance business

The Company provides insurance agency services by acting as an intermediary to facilitate the purchase of insurance policies between policyholders and insurance companies. The Company generates revenue from agency service fees received from insurance companies upon successful completion of the placement. Each contract is assessed at inception and contains a single performance obligation, which is promised to facilitate the introduction and successful placement of the insurance policy between the policyholder and the insurance company. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when the policyholder accepts the insurance policy and the coverage becomes effective, pursuant to ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the agency agreement and commission statement, and is irrecoverably established upon policy issuance with no contingency tied to any future event, except for standard policy cancellation provisions. Pursuant to ASC 606-10-55-36~40, the Company acts as an agent because the Company (1) is not primarily responsible for providing the insurance coverage; (2) does not bear insurance underwriting risk or inventory risk; (3) does not have the ability to direct the use of, or obtain substantially all of the remaining benefits from, the insurance policy before it is placed with the policyholder; and (4) does not have discretion in establishing the premium rates of the insurance products, which are set by the insurance companies. Therefore, the Company recognizes revenue on a net basis equal to the amount of agency service fee it is entitled to receive.

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from sales contracts. Contract liabilities will be recognized as revenue when the products are delivered. As of September 30, 2025 and 2024, the Company record advance from customers of $3,142,515 and $489,784, respectively, which will be recognized as revenue upon delivery of the products sold.

Refer to Note 15 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the years ended September 30, 2025, 2024 and 2023 were $281,288, $92,883, and $66,177, respectively. As of September 30, 2025, and 2024, the deferred government grants were $320,186, and $213,112, respectively.

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

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property and equipment used in the research and development activities. For the years ended September 30, 2025, 2024 and 2023, total selling, general and administrative, research and development expense were as follows:

	For the Years Ended
	September 30,
	2025	2024	2023
Selling expense	$735,031	$592,839	$961,679
General and administrative expense	17,485,423	2,724,188	2,831,444
Research and development expense	672,669	1,361,499	568,470
Total	$18,893,123	$4,678,526	$4,361,593

Income Taxes

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries determine that they would be able to realize the deferred tax assets in the future in excess of their net recorded amount, they would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions as of September 30, 2025 and 2024.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. On April 19, 2024, the company’s shareholders held a general meeting and passed a resolution on share consolidation at a ratio of five-for-one, effective on June 21, 2024. The related number of shares, shares authorized, shares issued and outstanding and earnings per share presented on the Company’s consolidated financial statements were retroactively adjusted to reflect the share consolidation. Thereafter, the amount of authorized ordinary shares, is 5,030,000,000 shares, the amount of ordinary shares issued and outstanding is 200,623,358 as of September 30, 2025. There were no other diluted shares for the years ended September 30, 2025, 2024 and 2023.

The following table sets forth the computation of basic and diluted loss per share for the years ended September 30, 2025, 2024 and 2023:

	For the Years ended September 30,
	2025	2024	2023
Numerator:
Net loss attributable to ordinary shareholders	$(19,941,242)	$(1,442,830)	$(7,780,620)

Denominator:
Weighted-average number of ordinary shares outstanding – basic	113,261,317	7,226,480	7,226,480
Weighted-average number of ordinary shares outstanding – diluted	113,261,317	7,226,480	7,226,480
Earnings per share – basic	$(0.18)	$(0.20)	$(1.08)	*
Earnings per share – diluted	$(0.18)	$(0.20)	$(1.08)	*

* The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation.

Stock Based Compensation

The Company issued shares for key management personnels for the service rendered. Stock-based compensation is estimated at the grant date based on the fair value of the shares and is recognized as expense over the requisite service period of the award. The Company recognizes compensation cost on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. The Company has elected to recognize forfeitures as incurred.

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

	September 30, 2025	September 30, 2024	September 30, 2023
Year-end spot rate	US$1=RMB 7.1055	US$1=RMB 7.0074	US$1=RMB 7.2960

Average rate	US$1=RMB 7.1628	US$1=RMB 7.1178	US$1=RMB 7.0533

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

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, short term investment, advances to suppliers, other current assets, accounts payable, and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of September 30, 2025 and September 30, 2024, respectively.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the investment in securities measured at fair value on a recurring basis for the years ended September 30, 2025 and 2024:

	As of	As of
	September 30,	September 30,
	2025	2024
Beginning balance	$8,323,587	$13,943,019
Purchase (Redemption)	370,518	(4,800,000)
Change in fair value	(7,699,210)	(819,432)
Ending balance	$994,895	$8,323,587

Concentrations and Credit Risk

A majority of the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries, the VIEs and VIEs’s subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2025 and 2024, $8,668,747 and $6,902,274 of the Company’s cash and cash equivalents and restricted cash were on deposit at financial institutions in the PRC which are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Cash and cash equivalent of $10,989 and $1,048,805 were deposited at financial institutions in Hong Kong as of September 30, 2025 and 2024, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $65,000). As of September 30, 2025 and 2024, $1,140,704 and $1,866,175 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers.

For the year ended September 30, 2025, one customer accounted for 17% of total revenue, respectively and one vendor accounted for 29% of the total purchase. As of September 30, 2025, one major customer’s account receivable accounted for 32% of the total account receivable, and two vendors accounted for 34% and 10% of the total accounts payable outstanding.

For the year ended September 30, 2024, two customers accounted for 16% and 12% of total revenue, respectively and two major vendors accounted for 12% and 10% of the total purchase, respectively. As of September 30, 2024, four major customer’s accounts receivable accounted for 38%, 25%, 16% and 14% of the total account receivable, respectively, and one vendor accounted for more than 16% of the total accounts payable outstanding.

For the year ended September 30, 2023, two customers accounted for 15% and 14% of total revenue, respectively and no vendor accounted for more than 10% of total purchase. As of September 30, 2023, four major customer’s accounts receivable accounted for 31%, 19%, 11% and 10% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

A loss of any of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

The Company does not expect the adoption will have material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	September 30, 2025	September 30, 2024
Trade accounts receivable	$4,482,287	$1,678,806
Less: allowances for credit loss	(228,658)	(135,646)
Accounts receivable, net	$4,253,629	$1,543,160

The change of the credit loss for doubtful accounts are as follow:

	As of	As of
	September 30, 2025	September 30, 2024
Beginning balance	$135,646	$5,829
Addition	94,125	127,568
Exchange rate difference	(1,113)	2,249
Ending balance	$228,658	$135,646

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of	As of
	September 30, 2025	September 30, 2024
Raw materials	$7,274,351	$2,327,285
Work-in-progress	326,813	400,253
Finished goods	12,502,051	2,322,150
Total inventories	$20,103,215	$5,049,688

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	September 30, 2025	September 30, 2024
Other receivables	9,175,697	192,387
Input VAT	708,191	702,073
Total other current assets	$9,883,888	$894,460

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property equipment, net consisted of the following:

	As of	As of
	September 30, 2025	September 30, 2024
Property and Buildings	$13,250,484	$13,518,768
Machinery and equipment	26,222,984	18,774,867
Automobiles	473,258	235,360
Office and electric equipment	748,121	193,294
Others	313,978	—
Subtotal	41,008,825	32,722,289
Less: accumulated depreciation	(30,088,018)	(24,112,010)
Less: accumulated impairment	(196,449)	—
Property and equipment, net	$10,724,358	$8,610,279

Depreciation expense was $1,313,754, $1,135,383 and $1,077,376 for the years ended September 30, 2025, 2024 and 2023 respectively. Certain property have been pledged as collateral under the bank loan agreement as discussed in Note 9.

During the year ended September 30, 2025, the Company recognized an impairment loss of $196,494 on certain items of property and equipment following management’s assessment of the recoverability of the related asset group. The impairment loss was recognized within QLS chengdu in the consolidated statements of operations. Following the impairment, the affected property and equipment were carried at their estimated fair value. The fair value is measured based on net realized value.

As of September, 30, 2025, 2024 and 2023, Qilian Chengdu made advance payments for property and buildings acquisition for Nil, $660,571 and $634,442, respectively, which was recorded in prepayments for property and equipment on the consolidated balance sheets.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	September 30, 2025	September 30, 2024
Land use rights	$4,168,167	$4,226,520
Software	6,376,569	1,118,650
License for drug manufacturing	56,293	57,082
Total	10,601,029	5,402,252
Less: accumulated amortization	(6,113,448)	(862,905)
Intangible assets, net	$4,487,581	$4,539,347

Amortization expense was $149,436, $101,846, and $65,688 for the years ended September 30, 2025, 2024 and 2023, respectively. The land use right was pledged for the bank loans. Refer to Note 9.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2026	113,777
2027	100,733
2028	100,507
2029	100,507
Thereafter	4,072,057
$4,487,581

NOTE 8 – LONG-TERM INVESTMENT

In July 2017, Moshangfa acquired 40% ownership interest of JiuQuan Funong Biotech Co., Ltd (“Funong”) with a total investment amount of RMB3,300,000, which have been paid in the amount of RMB1,200,000 ($176,121 equivalent) in 2017, RMB1,658,750 ($253,596 equivalent) in 2018, and RMB441,250 ($64,165 equivalent) in 2019, respectively. The investment was accounted for using equity method. In December 2023, Mo Shangfa sold its 40% ownership interest of JiuQuan Funong Biotech Co., Ltd with a total amount of RMB3,300,000 ($470,931 equivalent) and recognized a loss on disposal of RMB721,410 ($101,354 equivalent).

In July 2024, Qilian International acquired 25% ownership interest of Caihou Capital (Shenzhen) Group Co., Ltd (“Caihou”) with a total investment amount of RMB25,000,000, which have been paid in the amount of RMB10,000,000 ($1,402,584 equivalent) in July 2024. The investment was accounted for using equity method. The remaining RMB 15 million was fully paid on October 28, 2024.

On June 26, 2025, the Company acquired YX Management Company Limited, which holds a 44.6715% equity interest in Fanhua Insurance Surveyors & Loss Adjusters Co., Ltd. (approximately RMB 61,200,000) through its subsidiary, GD Yunyue.

Equity method investment consisted of the following:

	As of	As of
	September 30, 2025	September 30, 2024
Equity method investment:
Cost of equity method investment	12,159,595	4,038,588
Share of results of associates	(632,350)	(204,648)
Loss on disposal of Long term investment	—	(101,354)
Profit from equity method investment	—	160,032
Dividend Distribution received	—	(57,083)
Investment disposed	—	(470,931)
Exchange rate difference	(31,952)	(4,818)
Total long-term investment	$11,495,293	$3,359,786

The change of share of results of associates are as follow:

	As of	As of
	September 30, 2025	September 30, 2024
Beginning balance	$204,648	$—
Addition	427,702	204,648
Ending balance	$632,350	$204,648

NOTE 9 – BANK LOANS

In November 2024, Gansu QLS entered into a loan agreement with the Postal Savings Bank of China for a principal amount of RMB 5 million, bearing interest at an annual rate of 3.6% for a term of 1 year. In December 2024, it repaid RMB 4 million of the loan. In February 2025, Gansu QLS signed another loan agreement with the Postal Savings Bank of China for RMB 1 million, with an annual interest rate of 3.6% and a term of 1 year.

In March 2025, Gansu QLS entered into a loan agreement with the Agricultural Bank of China for an amount of RMB 2 million, bearing interest at an annual rate of 3.6% for a term of 1 year. The credit is secured by the land use rights of Jiuquan Industrial Park (South Park).

In January 2025, Chongqing entered into a loan agreement with Chongqing Rural Commercial Bank for an amount of RMB 3 million, bearing interest at an annual rate of 3.45% for a term of 1 year. Chengdu QLS provided a guarantee and collateral: Industrial premises at Plot T8-1/04(1), Tongnan High-Tech Zone (East Area), Property Ownership Certificate No.: Yu (2023) Tongnan District Real Estate Ownership Certificate No. 000280468 for this borrowing.

In March 2025, Chongqing signed another loan agreement with Chongqing Rural Commercial Bank for RMB 4.5 million, with an annual interest rate of 3.45% and a term of 1 year. Chengdu QLS also provided a guarantee and collateral: Industrial premises at Plot T8-1/04(1), Tongnan High-Tech Zone (East Area), Property Ownership Certificate No.: Yu (2023) Tongnan District Real Estate Ownership Certificate No. 000280468 for this borrowing.

NOTE 10 –TAXES

(a)Corporate Income Taxes

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIEs and VIEs’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region and Chengdu QLS are eligible for a favorable income tax rate of 15% for the years ended September 30, 2025, 2024 and 2023. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the years ended September 30, 2025, 2024 and 2023.

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The policy allowing Micro and Small Enterprises to calculate their taxable income at a reduced rate of 25% and pay corporate income tax at a rate of 20% is in effect until December 31, 2027.

Under the prevailing tax regulations effective from January 1, 2023 to December 31, 2027, for Small Low-Profit Enterprises (SLPEs) with an annual taxable income not exceeding RMB 3,000,000, the taxable income is calculated as 25% of the pre-tax income, and the enterprise income tax is paid at a 20% tax rate. This results in an effective income tax rate of 5%.

If the annual taxable income exceeds RMB 3,000,000, the enterprise is not eligible for the preferential treatment and is subject to the standard Enterprise Income Tax rate of 25% on its full taxable income.

The qualification as an SLPE is assessed annually. During the reporting period, all the Company’s affiliated entities except Gansu QLS, Moshangfa (Gansu) Bio-Fertilizer Technology Co., Ltd.,Chongqing, RONS Intelligent, RONS Sales and Qilian International Trading (Chengdu) Co., Ltd., met the criteria and were entitled to the preferential effective tax rate of 5%.

Loss before income taxes is derived from the following jurisdiction:

	For the Years ended
	September 30,
	2025	2024	2023
China	$(1,233,694)	$(537,630)	$(1,725,034)
Hong Kong	898,398	3,694	—
Cayman Islands	(19,602,928)	(1,603,206)	(6,177,870)
Total	$(19,938,224)	$(2,137,142)	$(7,902,904)

Significant components of the income tax expense/(benefit) were as follows:

	For the Years ended
	September 30,
	2025	2024	2023
Current income taxes	$106,962	$(211,402)	$15,622
Deferred income taxes	170,828	(408,579)	203,544
Total	$277,790	$(619,981)	$219,166

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Temporary differences and carryforwards of the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries that created significant deferred tax assets and liabilities are as follows:

	As of	As of
	September 30, 2025	September 30, 2024
Deferred tax assets:
Allowance for doubtful accounts and inventories provision	$198,376	$17,496
NOL Carryforwards	—	392,296
Deferred government grants	48,028	14,682
Total deferred tax assets	$246,404	$424,474

Current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of September 30, 2025 and 2024, there were no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

All of the tax returns of WFOE, VIEs and VIEs’s subsidiaries remain open for statutory examination by PRC tax authorities for five years from the date of filing. The eligibility of favorable income tax rate is also subject to review by tax authority.

The following table reconciles the statutory rates to the Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ effective tax rate:

	For the Years ended
	September 30,
	2025	2024	2023
China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of favorable income tax rate in the PRC	(1.4)%	7.4%	(2.6)%
Tax rate difference in jurisdictions other than PRC	(23.5)%	(18.7)%	(19.5)
R&D credit	(0.5)%	(9.7)%	1.8
Effect of NOL carryforward	0.0%	—%	—
Deferred tax provision	(0.9)%	26.8%	—
Deferred tax allowance	0.0%	—	(6.1)
Permanent difference	(0.1)%	(1.8)%	(1.4)%
Effective tax rate	(1.4)%	29.0%	(2.8)%

(b)Taxes Payable

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries’ taxes payable consists of the following:

	September 30,	September 30,
	2025	2024
VAT tax payable	$179,410	$295,769
Corporate income tax payable	713,153	1,166
Business and other taxes payable	14,701	18,393
Total	$907,264	$315,328

NOTE 11 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIEs and VIEs’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the years ended September 30, 2025, 2024 and 2023, the VIEs and VIEs’s subsidiaries made sales to affiliated companies in the amount of $635,532, $26,508, and Nil respectively. As of September 30, 2025 and 2024, the VIEs and VIEs’s subsidiaries had advance from affiliated company for $853,130 and $1,601,332, respectively, which is due on demand.

NOTE 12 – LEASE

For the years ended September 30, 2025, 2024 and 2023, the lease expenses were $60,740, $Nil and $30,275, respectively.

	As of	As of
	September 30,	September 30,
	2025	2024
Operating Lease Assets:
Operating Lease right of use asset	$315,959	$—
Total operating lease assets	315,959	—
Operating lease obligations:
Current operating lease liabilities	240,943	—
Non-current operating lease liabilities	79,311	—
Total Lease liabilities	$320,254	$—

Remaining Lease Term Operating Lease	1.34 years	—
Discount rate	3.00%	—%

Lease liability maturities as of September 30, are as follows:

Operating,
lease
2026	246,666
2027	79,692
Total minimum lease payments	$326,358
Less: Imputed interest	(6,104)
Total	$320,254

NOTE 13 –SHAREHOLDERS’ EQUITY

Ordinary Shares

On April 19, 2024, the company’s shareholders held a general meeting and passed a resolution on share consolidation at a ratio of five-for-one , effective on June 21, 2024. The related number of shares, shares authorized, shares issued and outstanding and earnings per share presented on the Company’s consolidated financial statements were retroactively adjusted to reflect the share consolidation. Our authorized share capital is US$41,916,750.50, divided into 5,000,000,000 Class A ordinary shares of par value of US$0.00833335 each, 20,000,000 Class B ordinary shares of par value of US$0.00833335 each, and 10,000,000 preferred shares of par value of US$0.00833335 each. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

In December 2024, the Company issued 69,995,661 Class A ordinary shares as consideration for the acquisition of AI Solutions and Insurance Business.

On March 20, 2025, the Company issued 1,072,500 Class A ordinary to Zhijiu Holdings Limited for stock-based compensation.

In April 2025, the Company issued 47,500,000 Class A ordinary shares as consideration for the acquisition of YX Management Company Limited.

In June 2025, the Company issued 16,663,427 Class A ordinary shares as consideration for the acquisition of HM Management Company Limited.

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

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing July 10, 2021 and expiring on January 10, 2026. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2025 and 2024, 300,000 underwriter warrants were issued and outstanding (none of the warrants has been exercised as of the date).

Statutory Reserve

WFOE, VIEs and VIEs’s subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the voluntary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2025 and September 30, 2024, the balance of statutory reserve was $3,451,261 and $3,266,081, respectively.

Stock-based compensation

Pursuant to the 2024 Equity Incentive Plan (the “Incentive Plan”) approved by the Board of Directors, a registration statement on Form S-8 was filed on April 11, 2024, covering 5,362,500 ordinary shares with a par value of $0.00166667 per share.

During the year ended September 30, 2025, the Company granted 1,072,500 fully vested ordinary shares at a purchase price of $0.00833335 per share to certain employees under the Incentive Plan. The shares were irrevocably allocated to the employees and are held by an independent custodian solely in an administrative capacity on behalf of the employees.

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

The Company, its subsidiaries, the VIEs and VIEs’s subsidiaries mainly manufactures and distributes diversified pharmaceutical and allied products, AI Solutions and Insurance Business in China. Currently no revenue is derived from international markets. The following table presents segment information for years ended September 30, 2025, 2024 and 2023, respectively:

	For the Years ended September 30, 2025
	Diversified
	Pharmaceutical
	and Allied		Insurance
	Products	AI Solutions	Business	Total
Revenue	$23,591,893	3,362,732	10,964,800	37,919,425
Cost of revenue	20,896,423	1,868,683	8,842,860	31,607,966
Gross profit	$2,695,470	1,494,049	2,121,940	6,311,459
Depreciation and amortization	$1,393,233	66,913	3,044	1,463,190
Capital expenditures	$2,030,607	141,390	14,907	2,186,904

	For the Years ended September 30, 2024
	Diversified
	Pharmaceutical
	and Allied		Insurance
	Products	AI Solutions	Business	Total
Revenue	$25,097,951	$—	—	$25,097,951
Cost of revenue	20,983,196	—	—	20,983,196
Gross profit	$4,114,755	$—	—	$4,114,755
Depreciation and amortization	$1,237,230	$—	—	$1,237,230
Capital expenditures	$3,931,471	$—	—	$3,931,471

	For the Years ended September 30, 2023
	Diversified
	Pharmaceutical
	and Allied		Insurance
	Products Diversified	AI Solutions	Business	Total
Revenue	$46,471,478	$—	—	$46,471,478
Cost of revenue	44,719,984	—	—	44,719,984
Gross profit	$1,751,494	$—	—	$1,751,494
Depreciation and amortization	$1,143,064	$—	—	$1,143,064
Capital expenditures	$3,714,089	$—	—	$3,714,089

NOTE 15 – THE ACQUISITION OF THE Company of AI Solutions and Insurance Business, YX Management Company Limited, Yang Lou Dong, HM Management Company Limited

THE acquisition of the Company of AI Solutions and Insurance Business

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

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holdings Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIFU Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited, a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

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

On December 27, 2024, BGM Group Ltd acquired 100% of the equity in RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang, at a consideration of $139,991,322. On the acquisition date, net asset of the Company of AI Solutions and Insurance was $4,049,418, resulted in goodwill of $135,941,904. The closing balance of goodwill for September 30, 2025 is $137,545,159 due to the impact of exchange rates.

The acquisition OF YX Management Company Limited

On March 18, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with YX Management Company Limited, a company duly incorporated under the laws of Hong Kong, Martline Limited, Cymatrix Limited, Innovo Limited and Techvovo Limited, the existing shareholders holding 100% equity securities of YX Management Company Limited.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the YX Management Company Limited Company, for a consideration of a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the Closing (as defined below), each of Yunyue Consultant Management (Shenzhen) Co., Ltd. (“Yunyue SZ”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of YX Management Company Limited, Guangdong Yunyue Investment Co., Ltd. (“GD Yunyue”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of Yunyue SZ, and Hanzhou Yaoyixing Technology Co., Ltd. (“Yaoyixing”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of GD Yunyue, will become a wholly owned subsidiary of YX Management Company Limited. In addition, save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

On april 28, 2025, BGM Group Ltd acquired 100% of the equity in YX Management Company Limited at a consideration of $95,000,000. On acquisition date, the net asset of the Company of YX Management Company Limited was $2,305,525, resulting in goodwill of $92,694,475. The closing balance of goodwill for September 30, 2025 is $93,983,366 due to the impact of exchange rates.

The acquisition of Yang Lou Dong

On April 21, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with Wonder Dragon Global Limited, a business company duly incorporated under the laws of the British Virgin Islands, Yang Lou Dong International Limited Management Company Limited, a company duly incorporated under the laws of Hong Kong and a wholly owned subsidiary of Yang Lou Dong International Limited Management Company Limited (“Yang Lou Dong”), and Success Myth Limited, the existing sole shareholder holding 100% equity securities of Yang Lou Dong.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Seller, 100% of the equity interest of Yang Lou Dong, for a consideration of a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Seller agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Seller, as well as customary indemnification rights and obligations of the parties.

On May 20, 2025, BGM Group Ltd acquired 100% of the equity in Yang Lou Dong at a consideration of $76,330,580. On acquisition date, the net asset of Yang Lou Dong was $78,699, resulting in goodwill of $76,409,279. The closing balance of goodwill for September 30, 2025 is $77,350,731 due to the impact of exchange rates.

The acquisition of HM Management Company Limited

On May 2, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with HM Management Company Limited (“HM Management”), a company duly incorporated under the laws of Hong Kong, Catch Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Catch”), Expansion Group Limited, a company duly incorporated under the laws of the British Virgin Islands (“Expansion”, collectively referred to as the “Sellers” with Catch), HM Consultant Management (Shenzhen) Co., Limited, a company duly incorporated under the PRC laws, Beijing Shuda Technology Co., Ltd., a company duly incorporated under the PRC laws (“Beijing Shuda”) and New Media Star Technology (Shenzhen) Co., Ltd., a company duly incorporated under the PRC laws (“New Media Star”), with Beijing Shuda and New Media Star as the wholly-owned subsidiaries of HM Management.

Pursuant to the Transaction Agreement, the Company agreed to purchase from HM Management Company Limited, 100% of the equity interest of HM Management, for a consideration of a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing (as defined below). The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

On June 26, 2025, BGM Group Ltd acquired 100% of the equity in HM Management Company Limited at a consideration of $41,658,568. On acquisition date, the net asset of HM Management Company Limited was $19,491, resulting in goodwill of $41,639,077. The closing balance of goodwill for September 30, 2025 is $41,970,174 due to the impact of exchange rates.

NOTE 16 –COMMITMENTS

The following table sets forth our contractual obligations as of september 30, 2025:

	Total	2026	2027
Operating lease commitments under lease agreements	$306,370	$246,666	$59,704
Capital commitment	$1,034,107	$517,054	$517,053

NOTE 17 – SUBSEQUENT EVENTS i

On May 15, 2026, BGM Group Ltd (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement (the “Private Placement”) of 200,000,000 Class A ordinary shares of par value US$0.00833335 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.06 per Class A Ordinary Share (the “Per Share Purchase Price”) and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares (the “Warrants”).